As filed with the Securities and Exchange Commission on September 16, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Walgreens Boots Alliance, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5912	47-1758322
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

108 Wilmot Road

Deerfield, Illinois 60015

(847) 315-2500

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Thomas J. Sabatino, Jr.

Executive Vice President, General Counsel and Corporate Secretary

Walgreen Co.

108 Wilmot Road

Deerfield, Illinois 60015

(847) 315-2500

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copy to:

Andrew R. Brownstein

Benjamin M. Roth

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the mergers described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)(3)
Common Stock, par value of $0.01 per share	966,611,112	Not Applicable	$60,606,516,723	$7,806,119.36

(1)	Based on the maximum number of common shares, par value $0.01 per share, of the Registrant estimated to be issued in connection with the Reorg Merger. This number is based on the sum of (a) 948,711,805, the aggregate number of shares of common stock of Walgreen Co. (“Walgreens”) outstanding as of September 12, 2014 (other than shares held in the treasury of Walgreens or owned by the Registrant, Walgreens or any wholly owned subsidiary of Walgreens), plus (b) 17,899,307, the number of shares of Walgreens common stock issuable pursuant to the exercise of options and settlement of other stock-based awards outstanding under incentive compensation arrangements that are vested or that will vest prior to the effective time of the Reorg Merger.
(2)	Solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is the sum of (a) the product of (i) $62.70 (the average of the high and low prices of Walgreens common stock on September 15, 2014) and (ii) 966,611,112 shares of Walgreens common stock (the maximum expected number of shares of Walgreens common stock that may be exchanged in the Reorg Merger for Registrant common shares).
(3)	Calculated pursuant to Rule 457 of the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.00012880.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 2014

108 Wilmot Road

Deerfield, Illinois 60015

Dear Walgreen Co. Shareholder:

On behalf of our board of directors (the “Board”), we are very pleased to enclose the proxy statement/prospectus relating to the acquisition of the remaining 55% of Alliance Boots GmbH (“Alliance Boots”) that Walgreen Co. (“Walgreens”) does not currently own (the “Step 2 Acquisition”), pursuant to the Purchase and Option Agreement, dated as of June 18, 2012, as amended on August 5, 2014 (as amended, the “Purchase and Option Agreement”), by and among Walgreens, AB Acquisitions Holdings Limited (“AB Acquisitions”) and Alliance Boots.

The Board, after careful consideration, has determined that it is in the best interests of Walgreens and its shareholders to exercise Walgreens’ option (the “Call Option”) under the Purchase and Option Agreement to complete the Step 2 Acquisition in exchange for £3.133 billion in cash, payable in British pounds sterling, and 144,333,468 shares of Walgreens common stock, subject to certain potential specified adjustments described further in the enclosed proxy statement/prospectus. Pursuant to an amendment to the Purchase and Option Agreement entered into by Walgreens on August 5, 2014 (the “Amendment”), the Call Option became exercisable by Walgreens on that date, and Walgreens, through an indirect wholly owned subsidiary, exercised the Call Option on August 5, 2014.

In addition, in connection with the Step 2 Acquisition and as further described in the enclosed proxy statement/prospectus, the Board has determined that it is in the best interests of Walgreens and its shareholders to, immediately prior to the completion of the Step 2 Acquisition, complete a reorganization of Walgreens into a holding company structure (the “Reorganization”), under which Walgreens would become a wholly owned subsidiary of a new Delaware corporation named “Walgreens Boots Alliance, Inc.” (“Walgreens Boots Alliance” or “HoldCo”) and you will become a shareholder of Walgreens Boots Alliance. The Reorganization is conditioned upon, and will not be completed unless, the Step 2 Acquisition is completed immediately following the completion of the Reorganization. The Step 2 Acquisition is not conditioned on the completion of the Reorganization.

In the Reorganization, your existing shares of Walgreens common stock will be converted automatically into shares of Walgreens Boots Alliance common stock, par value $0.01, on a one-for-one basis. You will own the same number of shares of Walgreens Boots Alliance common stock as you own of Walgreens common stock immediately prior to the completion of the Reorganization, and, after taking into account the completion of the Step 2 Acquisition, your shares will represent the same ownership percentage of Walgreens Boots Alliance as you would have of Walgreens immediately following the completion of the Step 2 Acquisition without the Reorganization.

The Walgreens Boots Alliance holding company is expected to be headquartered in the Chicago area, while Walgreens’ operations are expected to remain headquartered in Deerfield, Illinois and Walgreen Co. will remain an Illinois corporation. Alliance Boots’ operations also are expected to remain headquartered at their current locations in the U.K.

The merger pursuant to which the Reorganization will be accomplished is intended to be generally tax-free, for U.S. federal income tax purposes, to Walgreens shareholders.

In connection with the Transactions, Walgreens will hold a Special Meeting of Shareholders on [            ] at [            ], Central Time, at [            ].

At the Special Meeting, you will be asked to consider and vote upon a proposal to complete the Reorganization (the “Reorganization Proposal”).

You will also be asked to consider and vote upon a proposal to approve the following “Share Issuance”: (1) if the Reorganization Proposal is approved and the Reorganization completed, Walgreens Boots Alliance, immediately following the completion of the Reorganization, issuing, in a private placement, shares of Walgreens Boots Alliance common stock to AB Acquisitions and the trustee of the Alliance Boots management equity plan (collectively, the “Sellers”) in connection with the Step 2 Acquisition and (2) if the Reorganization Proposal is not approved or the Reorganization otherwise not completed, Walgreens issuing, in a private placement, shares of Walgreens common stock to the Sellers in connection with the Step 2 Acquisition, in either case which is currently expected to be 144,333,468 shares, subject to potential adjustment (the “Share Issuance Proposal”). If our shareholders do not approve the Share Issuance Proposal, Walgreens will be unable to complete the Step 2 Acquisition or the Reorganization.

The Reorganization, the Share Issuance and the Step 2 Acquisition are sometimes referred to collectively in the enclosed proxy statement/prospectus as the “Transactions.”

Certain of Walgreens’ directors and executive officers may have material financial interests in the Transactions that are different from, or in addition to, the interests of Walgreens shareholders generally. See “The Transactions—Walgreens’ Directors and Executive Officers May Have Financial Interests in the Transactions,” beginning on page [    ].

If the Reorganization is completed, we expect the shares of Walgreens Boots Alliance common stock to trade under the ticker symbol “[            ]” on [            ]. Shares of Walgreens common stock are currently traded under the “WAG” symbol on the New York Stock Exchange (the “NYSE”), NASDAQ Global Select Market (“NASDAQ”), and the Chicago Stock Exchange.

The Board recommends that you vote “FOR” the Reorganization Proposal; “FOR” the Share Issuance Proposal; and “FOR” the proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve and adopt the Reorganization Proposal or the Share Issuance Proposal.

The enclosed document is an important document containing answers to frequently asked questions and a summary description of the Transactions, followed by more detailed information about Walgreens, Alliance Boots, Walgreens Boots Alliance, the Step 2 Acquisition, the Share Issuance, the Reorganization and related matters. The document is a prospectus related to the proposed issuance by Walgreens Boots Alliance of shares of common stock to Walgreens shareholders in the Reorganization. It is also a proxy statement to use in soliciting proxies for the Special Meeting to vote on the Share Issuance and the Reorganization. We urge you to read the enclosed proxy statement/prospectus, including the annexes, and the documents incorporated by reference into the proxy statement/prospectus, carefully and in their entirety.

Your vote is very important. We cannot complete the Step 2 Acquisition unless you approve the Share Issuance and we cannot complete, in connection with the Step 2 Acquisition, the Reorganization, unless you adopt and approve the Reorganization and approve the Share Issuance. Whether or not you expect to attend the Special Meeting in person, the details of which are described in the enclosed document, please vote immediately by submitting your proxy by telephone, through the Internet or by completing, signing, dating and returning your signed proxy card(s) in the enclosed pre-paid envelope. If you have any questions or require assistance, please contact Innisfree M&A Incorporated, our proxy solicitor for the Special Meeting, toll-free at (877) 456-3463.

Thank you for your continued support, and be well.

Sincerely,

JAMES A. SKINNER	GREGORY D. WASSON
Chairman of the Board	President and Chief Executive Officer

You should consider the matters discussed under “Risk Factors” beginning on page 26, which contain a description of certain risks you may wish to consider in evaluating the transactions described in this proxy statement/prospectus. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. We may amend or supplement this proxy statement/prospectus from time to time by filing amendments or supplements as required.

This proxy statement/prospectus is dated [                    ], and is first being mailed to Walgreen Co. shareholders on or about [            ].

108 Wilmot Road

Deerfield, Illinois 60015

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held [            ], [        ]

To the Shareholders of Walgreen Co.:

Walgreens will hold a Special Meeting of its Shareholders (the “Special Meeting”) on [            ] at [            ], Central Time, at [            ], to consider and vote on three items:

(1) a proposal to approve and adopt the Agreement and Plan of Merger, dated as of [                    ], 2014 (the “Reorganization Merger Agreement”), which Walgreens entered into with Walgreens Boots Alliance, Inc., a newly formed Delaware corporation and wholly owned subsidiary of Walgreens, and Ontario Merger Sub, Inc., a newly formed Illinois corporation and wholly owned subsidiary of Walgreens Boots Alliance (“Merger Sub”), pursuant to which Merger Sub will merge with and into Walgreens (the “Reorg Merger”) and Walgreens will survive the Reorg Merger as a wholly owned subsidiary of Walgreens Boots Alliance, and to approve and adopt the Reorg Merger and the Reorganization (the “Reorganization Proposal”);

(2) a proposal to approve the issuance, in a private placement, of shares of (A) if the Reorganization Proposal is approved and the Reorganization completed, Walgreens Boots Alliance common stock or (B) if the Reorganization Proposal is not approved or the Reorganization is not otherwise completed, Walgreens common stock, in either case to the Sellers in connection with the completion of the Step 2 Acquisition, and in either case which is currently expected to be 144,333,468 shares, subject to potential adjustment (the “Share Issuance Proposal”); and

(3) a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve and adopt the Reorganization Proposal or the Share Issuance Proposal (the “Adjournment Proposal”).

The Reorganization is conditioned upon, and will not be completed unless, the Step 2 Acquisition is completed immediately following the completion of the Reorganization. The Share Issuance and the Step 2 Acquisition are not conditioned on the completion of the Reorganization.

The Transactions will only be completed if certain conditions to closing set forth in the Purchase and Option Agreement are satisfied or (to the extent permitted by applicable law) waived.

Based upon the estimated number of shares of Walgreens common stock that will be outstanding immediately prior to the consummation of the Reorganization and the Step 2 Acquisition, upon completion of the Step 2 Acquisition, and regardless of whether or not the Reorganization is completed, holders of Walgreens common stock immediately prior to the Step 2 Acquisition (including the Sellers and their Affiliates, to the extent of their ownership of Walgreens common stock prior to the Step 2 Acquisition), in the aggregate, will hold approximately [    ]% of the outstanding shares of the combined company.

The Board, after careful consideration, has determined that it is in the best interests of Walgreens and its shareholders to complete the Reorganization and the Step 2 Acquisition. The Board recommends that you vote “FOR” the Reorganization Proposal; “FOR” the Share Issuance Proposal; and “FOR” the Adjournment Proposal.

A copy of the Reorganization Merger Agreement is attached to this proxy statement/prospectus as Annex A. The certificate of incorporation and bylaws of Walgreens Boots Alliance to be in effect immediately upon completion of the Reorganization are set forth as Annex E and Annex F, respectively, to this proxy statement/prospectus. A copy of the unamended Purchase and Option Agreement is attached as Annex B-1 to this proxy statement/prospectus and a copy of the Amendment is attached as Annex B-2 to this proxy statement/prospectus.

Only shareholders of record at the close of business on [            ] are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements of the Special Meeting. No business other than the proposals described in this notice will be considered at the Special Meeting or any adjournment or postponement thereof. A complete list of Walgreens’ shareholders of record entitled to vote at the Special Meeting will be available for inspection at the Special Meeting.

Your vote is very important, regardless of the number of shares you own. Walgreens cannot complete the Reorganization unless the Reorganization Proposal is approved by the affirmative vote of a majority of the issued and outstanding shares of Walgreens’ common stock, and the Share Issuance Proposal is approved by a majority of the votes cast on the proposal. Walgreens cannot complete the Share Issuance and the Step 2 Acquisition unless the Share Issuance Proposal is approved by a majority of the votes cast on the proposal. Regardless of whether you plan to attend the Special Meeting in person, please submit your proxy with voting instructions. Please vote as soon as possible. If you hold shares in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card(s) in the enclosed self-addressed, stamped envelope. You may also authorize a proxy to vote your shares by either visiting the website or calling the toll-free number shown on your proxy card. If you hold your shares in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any shareholder who is present at the Special Meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before its exercise at the Special Meeting in the manner described in this proxy statement/prospectus.

By Order of the Board of Directors,

THOMAS J. SABATINO, JR.

      Corporate Secretary

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Walgreens from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone at the following address:

Walgreen Co.

108 Wilmot Road

Deerfield, Illinois 60015

(847) 315-2361

investor.relations@walgreens.com

The firm assisting Walgreens with the solicitation of proxies is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders Call Toll-Free: (877) 456-3463

Banks and Brokers Call Collect: (212) 750-5833

You will not be charged for any of these documents that you request. Shareholders requesting documents should do so by [            ], in order to receive them before the Special Meeting.

See “Where You Can Find More Information.”

i

ANNEXES

Annex A	Reorganization Merger Agreement
Annex B-1	Purchase and Option Agreement
Annex B-2	Amendment No. 1 to Purchase and Option Agreement and Walgreen Co. Shareholders Agreement
Annex C	Shareholders Agreement
Annex D	AB Shareholders Agreement
Annex E	Amended and Restated Certificate of Incorporation of Walgreens Boots Alliance, Inc.
Annex F	Amended and Restated Bylaws of Walgreens Boots Alliance, Inc.
Annex G	Sections 11.65 and 11.70 of the Illinois Business Corporation Act (Dissenters’ Rights)
Annex H	Opinion of Goldman, Sachs & Co.
Annex I	Opinion of Lazard Frères & Co. LLC

ii

QUESTIONS AND ANSWERS ABOUT THE WALGREENS SPECIAL MEETING

The following are answers to some questions that you, as a shareholder of Walgreens, may have regarding the Transactions and the other matters being considered at the Special Meeting. Walgreens urges you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Transactions and the other matters being considered at the Special Meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus.

Q:	When and where is the Special Meeting?

A:	The Special Meeting will take place on [ ] at [ ], Central Standard Time, at [ ].

Q:	Why am I receiving these proxy materials?

A:	The Walgreens Board is soliciting your proxy to vote at the Special Meeting because you owned shares of Walgreens common stock at the close of business on [ ], the record date for the Special Meeting, and are therefore entitled to vote at the Special Meeting. This proxy statement/prospectus is being mailed to shareholders on or about [ ]. This proxy statement/prospectus summarizes the information that you need to know in order to cast your vote at the Special Meeting. You do not need to attend the Special Meeting in person to vote your shares of Walgreens common stock.

Q:	What am I being asked to vote on?

A:	You are being asked to consider and vote on three items:

(1)	a proposal to approve and adopt the Reorganization Merger Agreement, which Walgreens entered into on [ ] with Walgreens Boots Alliance, a newly formed Delaware corporation and wholly owned subsidiary of Walgreens, and Merger Sub, a newly formed Illinois corporation and wholly owned subsidiary of Walgreens Boots Alliance, pursuant to which Merger Sub will merge with and into Walgreens and Walgreens will survive the Reorg Merger as a wholly owned subsidiary of Walgreens Boots Alliance, and to approve and adopt the Reorg Merger and the Reorganization;

(2)	a proposal to approve the issuance, in a private placement, of shares of (A) if the Reorganization Proposal is approved and the Reorganization completed, Walgreens Boots Alliance common stock or (B) if the Reorganization Proposal is not approved or the Reorganization otherwise not completed, Walgreens common stock, in either case to the Sellers in connection with the completion of the Step 2 Acquisition, and in either case which is currently expected to be 144,333,468 shares, subject to potential adjustment; and

(3)	a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve and adopt the Reorganization Proposal or the Share Issuance Proposal.

The Reorganization is conditioned upon, and will not be completed unless the Share Issuance and the Step 2 Acquisition are completed, even if the requisite number of shareholders vote in favor of the Reorganization Proposal. The Share Issuance and the Step 2 Acquisition are not conditioned on the completion of the Reorganization. If (i) the Share Issuance Proposal is approved and certain conditions to closing set forth in the Purchase and Option Agreement are satisfied or (to the extent permitted by applicable law) waived, and (ii) the Reorganization Proposal is not approved, or the Reorganization is otherwise not completed due to the failure of certain conditions to closing set forth in the Reorganization Merger Agreement to be satisfied (or, to the extent permitted, waived), the termination of the Reorganization Merger Agreement, or otherwise, the Share Issuance and Step 2 Acquisition will be completed through the issuance of shares of Walgreens common stock.

Based upon the estimated number of shares of Walgreens common stock that will be outstanding immediately prior to the consummation of the Reorganization and the Step 2 Acquisition, upon completion of the Step 2 Acquisition, and regardless of whether or not the Reorganization is completed, holders of Walgreens common stock immediately prior to the Step 2 Acquisition (including the Sellers and their Affiliates, to the extent of their ownership of Walgreens common stock prior to the Step 2 Acquisition), in the aggregate, will hold approximately [    ]% of the outstanding shares of the combined company.

You are only being asked to vote on the adoption of the Reorganization Proposal, the Share Issuance Proposal and the Adjournment Proposal. You are not being asked to vote on any other matter, including the exercise of the Call Option, which already occurred on August 5, 2014.

Q:	Why is my vote important?

A:	Your vote “FOR” the proposals related to the Transaction is very important because the presence at the Special Meeting, in person or represented by proxy, of a majority of the outstanding Walgreens shares entitled to vote at the Special Meeting is necessary to constitute a quorum, and because Walgreens cannot complete the Reorganization unless the Reorganization Proposal is approved by the affirmative vote of a majority of the outstanding shares of Walgreens’ common stock, and the Share Issuance Proposal is approved by a majority of the votes cast on the proposal. Walgreens cannot complete the Share Issuance and the Step 2 Acquisition unless the Share Issuance Proposal is approved by a majority of the votes cast on the proposal. The Board recommends that you vote “FOR” the Reorganization Proposal; “FOR” the Share Issuance Proposal; and “FOR” the Adjournment Proposal.

Q:	What will I receive in the Reorganization?

A:	You will receive one share of Walgreens Boots Alliance common stock for each share of Walgreens common stock you hold, unless you do not vote to approve the Reorganization Proposal and exercise and perfect your dissenters’ rights under Illinois law. See “The Transactions—Rights of Walgreens Shareholders Dissenting from the Reorganization Merger Agreement and Reorganization.” You will own the same number of shares of Walgreens Boots Alliance common stock as you own of Walgreens common stock immediately prior to the completion of the Reorganization, and, after taking into account the completion of the Step 2 Acquisition, your shares will represent the same ownership percentage of Walgreens Boots Alliance as you would have of Walgreens immediately following the completion of the Step 2 Acquisition without the Reorganization.

Q:	Will my rights as a shareholder of Walgreens Boots Alliance be different from my rights as a shareholder of Walgreens?

A:	Yes, in certain respects. As a shareholder of Walgreens (an Illinois corporation), your rights are currently governed by the Illinois Business Corporation Act (the “IBCA”) and Walgreens’ articles of incorporation and bylaws. Upon the completion of the Reorganization you will become a stockholder of Walgreens Boots Alliance (a Delaware corporation), and your rights will be governed by the Delaware General Corporation Law (the “DGCL”) and Walgreens Boots Alliance’s certificate of incorporation and bylaws, which vary in some respects from your rights as a Walgreens shareholder due to differences between the DGCL and the IBCA and between Walgreens’ and Walgreens Boots Alliance’s respective governing documents. For a discussion regarding these differences, please see “Description of Walgreens Boots Alliance Capital Stock” and “Comparison of Shareholder Rights Before and After the Reorganization.”

Q:	How are outstanding Walgreens equity-based awards treated in the Transactions?

A:

In connection with the Reorganization, Walgreen’s equity-based plans will be assumed by Walgreens Boots Alliance and each Walgreens stock option, restricted stock unit award, performance share award and deferred stock unit award outstanding pursuant to these plans as of immediately prior to the effective time of the Reorg Merger will be converted automatically into an equivalent award with respect to the number of shares of common stock of Walgreens Boots Alliance that is equal to the number of shares of Walgreens common stock to which such award related immediately prior to the effective time of the Reorg Merger, which equivalent award will otherwise continue to be subject to the same terms and conditions that were applicable to such award immediately prior to the effective time of the Reorg Merger, as set forth in the applicable plan under which the award was granted and in the agreement reflecting the award. If the Reorganization is not completed, then no changes will be made to the outstanding Walgreens stock options, restricted stock unit awards, performance share awards and deferred stock unit awards in connection with the Share Issuance and the Step 2 Acquisition.

Q:	When does Walgreens expect to complete the Transactions?

A:	The Board, after careful consideration, has determined that it is in the best interests of Walgreens and its shareholders to exercise the Call Option. We currently expect the Transactions to be completed during the first calendar quarter of 2015.

However, the Step 2 Acquisition cannot be completed until certain conditions to closing set forth in the Purchase and Option Agreement are satisfied (or waived). Accordingly, we cannot assure you when or if the Transactions will occur.

Q:	How do I vote?

A:	Shareholders of Record: If you are a shareholder of record, you may vote in person at the Special Meeting or by one of the following methods:

•	By Mail. Complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided;

•	By Telephone. Call the toll-free telephone number set forth on the proxy card, [ ], and follow the recorded instructions; or

•	By Internet. Access the secure Internet website registration page identified on the proxy card and follow the instructions.

Please refer to the specific instructions set forth on the proxy card you received.

Please note that the Internet and telephone voting facilities for shareholders of record will close at [            ] on [            ]. The individuals named as proxies on the proxy card will vote your shares in accordance with your instructions.

Street Name Shareholders: If your shares are held by a broker, bank or other nominee, you should have received instructions on how to vote or instruct the broker to vote your shares from your broker, bank or other nominee. Please follow their instructions carefully. If you give the broker voting instructions, your shares will be voted as you direct. Street name shareholders may generally vote by one of the following methods:

•	By Mail. If you received a printed copy of the proxy materials, you may vote by signing, dating and returning the voting instruction card sent to you by your broker, bank or other nominee in the pre-addressed envelope provided;

•	By Methods Listed on Voting Instruction Card. Please refer to your voting instruction card or other information provided by your broker, bank or other nominee to determine whether you may vote by telephone or electronically on the Internet, and follow the instructions on the voting instruction card or other information provided by the record holder; or

•	In Person with a Proxy from the Record Holder. A street name shareholder who wishes to vote at the Special Meeting will need to obtain a legal proxy from his or her brokerage firm, bank or other nominee and present that proxy and proof of identification at the Special Meeting to vote. Please consult the voting instruction card provided to you by your broker, bank or other nominee to determine how to obtain a legal proxy in order to vote in person at the Special Meeting.

After you have carefully read this document and have decided how you wish to vote your shares, please vote your shares promptly using one of the methods described above.

Q:	Should I send in my stock certificates now?

A:	No. Do not turn in your stock certificates. We will not require you to exchange your stock certificates as a result of the Reorganization. After the Reorganization, your Walgreens common stock certificates will represent the same number of shares of Walgreens Boots Alliance common stock.

Q:	What rights do I have to dissent from the Transactions?

A:	If you do not vote in favor of the Reorganization Proposal and the Reorganization is completed, you may dissent and obtain payment for the “estimated fair value” of your shares under Illinois law. You must, however, comply with all of the required procedures explained under “The Transactions—Rights of Walgreens Shareholders Dissenting from the Reorganization Merger Agreement and Reorganization” and in Annex G to this proxy statement/prospectus.

You do not have any rights to appraisal or to dissent with respect to the Share Issuance or the Step 2 Acquisition. Accordingly, if the Share Issuance and the Step 2 Acquisition are completed, but the Reorganization is not completed, no appraisal or dissenters rights will be available.

Q:	If my Walgreens shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I fail to instruct my broker?

A:	If you do not provide your broker with instructions on how to vote, your broker generally will not be permitted to vote your shares on the Reorganization Proposal or the Share Issuance Proposal, but your broker generally will have discretion to vote your shares on the Adjournment Proposal. If your broker votes your shares with respect to one or more proposals but not with respect to another proposal (for example, because you failed to provide your broker with instructions on how to vote with respect to such other proposal), the failure to vote with respect to such other proposal is known as a “broker non-vote.”

Because the required vote to approve the Reorganization Proposal is based upon the number of Walgreens shares issued and outstanding on the record date and entitled to vote, and the required vote to approve the Adjournment Proposal is based upon the number of Walgreens shares held by shareholders present, in person or by proxy, and entitled to vote, whether or not a quorum exists, and not the number of Walgreens shares that are actually voted, the failure to provide your broker instructions will have the same effect as a vote cast against such proposals. With respect to the Share Issuance Proposal, only those votes cast “for,” “against” or “abstain” with respect to the Share Issuance Proposal are counted and, accordingly, a failure to provide your broker instructions will have no effect on the vote to approve the Share Issuance Proposal. “Broker non-votes,” if any, submitted by brokers or nominees in connection with the Special Meeting, will be treated as present for quorum purposes.

Q:	Can I attend the Special Meeting and vote my shares in person?

A:

Yes. All shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Special Meeting in person. Holders of record of Walgreens common stock can vote in person at the Special Meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Special Meeting. If you plan to attend the Special Meeting in person, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you to be admitted. Walgreens reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The Special Meeting will take place on [ ] at [ ], Central Standard Time, at [ ].

Q:	Can I change my vote?

A:	Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, or by submitting another proxy via the Internet or by telephone, (2) delivering a written revocation letter to the Secretary of Walgreens or (3) attending the Special Meeting in person, notifying the Corporate Secretary and voting by ballot at the Special Meeting. The mailing address of Walgreens’ Corporate Secretary is Walgreen Co., 108 Wilmot Road, Deerfield, Illinois 60015.

If you are a beneficial owner of shares, you may submit new voting instructions by timely contacting your bank, broker, nominee or other holder of record in accordance with that entity’s procedures. You may also vote in person at the Special Meeting if you obtain a legal proxy.

All shares that have been properly voted and not revoked will be voted at the Special Meeting. The proxy confers discretionary authority to the persons named in the proxy, or their substitutes, to vote on any other business that may properly come before the meeting.

Any shareholder entitled to vote in person at the Special Meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying the Secretary of Walgreens and voting by ballot) of a shareholder at the Special Meeting will not constitute revocation of a previously given proxy.

Q:	Who will bear the cost of soliciting votes for the Special Meeting?

A:	Walgreens will bear the expenses incurred to solicit proxies. We will pay all costs of preparing, assembling, printing and distributing the proxy materials. Solicitation may be made by mail, facsimile, email, in person and by telephone. Officers, directors and employees of Walgreens may help solicit proxies for no additional compensation.

We will, upon request, reimburse brokerage firms and other nominees or fiduciaries for their reasonable expenses incurred for forwarding solicitation material to beneficial owners of our common stock.

We have retained Innisfree M&A Incorporated to assist in soliciting proxies for a fee of approximately $[        ], plus reasonable out-of-pocket expenses. We may incur additional fees if we request additional services.

Q:	Have any Walgreens shareholders agreed to support the Transactions?

A:

Yes. Each of Stefano Pessina, the Executive Chairman of Alliance Boots, and certain of his affiliates (the “SP Investors”) and Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and certain of its affiliates (the “KKR Investors”) are parties to a Shareholders Agreement, dated as of August 2, 2012, as amended by the Amendment (as amended, the “Shareholders Agreement”), with Walgreens. Among other things, the Shareholders Agreement provides that for so long as the SP Investors and the KKR Investors continue to meet certain Walgreens common stock ownership thresholds and subject to certain other conditions, the SP Investors and the KKR Investors, respectively, will each be entitled to designate one nominee (the “SP Investor Designee” and the “KKR Investor Designee,” respectively) to the Board for inclusion in Walgreens’ slate of directors. The SP Investors and the KKR Investors have agreed, for so long as the SP Investors have the right to designate the SP Investor Designee (or Mr. Pessina continues to serve as Executive Chairperson or Chief Executive Officer of Alliance Boots) and for so long as the KKR Investors have the right to designate the KKR Investor Designee, respectively, to vote all of their shares of Walgreens common stock in accordance with the Board’s recommendation on matters submitted to a vote of Walgreens’ shareholders. As of [ ], the SP Investors owned approximately [ ]%, and the KKR Investors owned approximately [ ]%, of the outstanding shares of Walgreens common stock.

In addition, on September 5, 2014, Walgreens and JANA Partners LLC (“JANA”) entered into a Nomination and Support Agreement (the “Nomination and Support Agreement”) pursuant to which, among other things, on September 5, 2014, Barry Rosenstein of JANA was appointed to the Board. Walgreens has agreed to nominate Mr. Rosenstein for election to the Board at the 2015 annual meeting of shareholders of Walgreens (or, upon completion of the Reorg Merger, of Walgreens Boots Alliance), subject to the terms and conditions set forth in the Nomination and Support Agreement. Under the Nomination and Support Agreement, among other things, until the later of (a) forty-five days prior to the advance notice deadline for the 2016 annual meeting of shareholders and (b) fifteen days after Mr. Rosenstein or another JANA designee is no longer a member of the Board (the “Standstill Period”), JANA has agreed to, and to cause its affiliates and controlled associates to, vote all shares owned beneficially or of record, and that they are entitled to vote, in favor of all incumbent directors nominated by the Board and in accordance with the Board’s recommendation on any other proposals or business that comes before any shareholders meeting, including the Transactions, other than certain specified matters. The Standstill Period is subject to early termination in the event of an uncured material breach of the Nomination and Support Agreement by Walgreens, and will be extended if we voluntarily agree to nominate Mr. Rosenstein at the 2016 annual meeting of shareholders, and any successive annual meeting of shareholders, and Mr. Rosenstein agrees to serve as a director nominee. As of September 5, 2014, JANA and its affiliates and controlled associates beneficially owned approximately 1.3% of the outstanding shares of Walgreens common stock.

Q:	Whom should I call with questions about the Special Meeting or the Transactions?

A:	You should call Innisfree M&A Incorporated (Shareholders: (877) 456-3463; Banks & Brokers (call collect): (212) 750-5833) with any questions about the Special Meeting or the Transactions. You can also call Walgreens’ investor relations department at (847) 315-2361.

SUMMARY

This summary highlights information contained elsewhere in this document and may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the Share Issuance, the Step 2 Acquisition, the Reorganization and related transactions. See “Where You Can Find More Information.”

The Companies (page [    ])

Walgreen Co.

Walgreens, together with its subsidiaries, operates the largest drugstore chain in the United States with net sales of $72.2 billion in the fiscal year ended August 31, 2013. Walgreens provides its customers with convenient, omni-channel access to consumer goods and services, pharmacy, and health and wellness services in communities across America. Walgreens offers its products and services through drugstores, as well as through mail, by telephone and online.

Walgreens sells prescription and non-prescription drugs as well as general merchandise, including household items, convenience and fresh foods, personal care, beauty care, photofinishing and candy. Its pharmacy, health and wellness services include retail, specialty, infusion and respiratory services, mail service, and convenient care clinics. These services help improve health outcomes for patients and manage costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. As of August 31, 2014, Walgreens operated 8,309 locations in 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, including 8,207 drugstores. In addition, Walgreens’ “Take Care Health Systems” subsidiary is a manager of in-store convenient care clinics (Healthcare Clinic), with more than 400 locations throughout the United States.

Walgreen Co. was incorporated as an Illinois corporation in 1909 as a successor to a business founded in 1901. Our principal executive offices are located at 108 Wilmot Road, Deerfield, Illinois 60015, and our telephone number is (847) 315-2500. Walgreens is principally in the retail drugstore business and its operations are within one reportable segment.

Additional information about Walgreens and its subsidiaries is included in documents incorporated by reference into this document. See “Where You Can Find More Information.”

Alliance Boots GmbH (page [    ])

Alliance Boots is a leading international, pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution business. As of August 31, 2014, Alliance Boots had, together with its associates and joint ventures, pharmacy-led health and beauty retail businesses in 11 countries and operated more than 4,600 health and beauty retail stores, of which more than 4,450 had a pharmacy, with a growing online presence. In addition, as of March 31, 2014, its fiscal year end, Alliance Boots had approximately 600 optical practices in the United Kingdom, approximately 180 of which operated on a franchise basis. Approximately 30% of its optical practices are located in Boots stores with the balance being standalone practices. In addition, Alliance Boots is a leader in the United Kingdom hearingcare market through its associate, Boots Hearingcare, which operated in approximately 430 locations across the United Kingdom, almost all of which are within Boots stores or standalone Boots Opticians practices. Its pharmaceutical wholesale businesses, together with its associates and joint ventures, supplied medicines, other healthcare products and related services to more than 180,000 pharmacies, doctors, health centers and hospitals from more than 370 distribution centers in 20 countries. Figures regarding Alliance Boots business activities stated above are as of March 31, 2014, with the addition of Farmacias Ahumada S.A. (“Farmacias Ahumada”) data at the date of its acquisition on August 11, 2014, and include its associates and joint ventures.

Pharmacy-led Health and Beauty Retailing. Alliance Boots is a market leader in the pharmacy industry with stores located in the United Kingdom, Norway, the Republic of Ireland, The Netherlands, Mexico, Chile, Thailand and Lithuania and through its associates and joint ventures in China, Italy and Croatia. In addition, as of March 31, 2014, there were approximately 80 Boots branded stores operated in the Middle East on a franchised basis. Alliance Boots seeks to locate its stores in convenient locations and to put pharmacists at the heart of healthcare. Alliance Boots pharmacists are well placed to provide a significant role in the provision of healthcare services, working closely with other primary healthcare providers in the communities they serve. Alliance Boots principal retail brand in its Health & Beauty Division is Boots, which Alliance Boots trades under in the United Kingdom, Norway, the Republic of Ireland, The Netherlands and Thailand. The Boots omni-channel offering is differentiated from that of competitors due to a number of factors including the product brands that Alliance Boots owns and “only at Boots” exclusive products.

Pharmaceutical Wholesaling and Distribution. Alliance Boots pharmaceutical wholesaling and distribution businesses seek to provide high core service levels to pharmacists in terms of frequency of delivery, product availability, delivery accuracy, timeliness and reliability at competitive prices. Alliance Boots also offers its customers added-value services that help pharmacists develop their own businesses. This includes membership in Alphega Pharmacy, Alliance Boots pan-European network for independent pharmacies. Alphega Pharmacy had a membership of more than 4,800 pharmacies in seven countries as of March 31, 2014. This is expected to increase significantly following the March 2014 vote by the vivesco pharmacy network in Germany, which has approximately 950 members, to rebrand as Alphega. In addition to the wholesale of medicines and other healthcare products, Alliance Boots provides services to pharmaceutical manufacturers who are increasingly seeking to gain greater control over their product distribution, while at the same time outsourcing non-core activities. These services include pre-wholesale and contract logistics, direct deliveries to pharmacies, and specialized medicine delivery including related home healthcare.

Product Brands. In its Health & Beauty Division, Alliance Boots has product brands such as No7, Soltan and Botanics, together with newer brands such as Boots Pharmaceuticals and Boots Laboratories. Alliance Boots is seeking to continue to internationalize its key product brands, selling them through select retail partners, its own and third party internet shopping sites, and independent pharmacies. In the United States, where Boots product brands have been sold through Target for many years, Alliance Boots is, in addition, introducing No7 and other key Boots product brands into the drugstore channel through certain Walgreens stores on a phased basis. In Asia, Alliance Boots extended its relationship with Dairy Farm Inc. to sell Boots product brands in their health and beauty stores in Hong Kong and Singapore. In Europe, its Boots Laboratories line of products was sold by independent pharmacies in five countries as of March 31, 2014. In addition, Alliance Boots has partnerships with a select number of third party brand owners to sell their products in Boots stores on an exclusive basis, sharing in the future brand equity. Alliance Boots recently established a specialist investment fund to invest in small and medium sized consumer brand businesses within the health, wellness, beauty and personal care sector. Alliance Boots also continues to manufacture a significant proportion of its most popular own brand and exclusive products. Through its Pharmaceutical Wholesale Division and associates, Alliance Boots currently sells Almus, its line of generic medicines, in five countries and Alvita, its line of patient care products, in six countries.

The principal executive offices of Alliance Boots are located at Untermattweg 8, CH-3027 Bern, Switzerland, and its telephone number is +41 58 852 8299. Additional information about Alliance Boots and its subsidiaries is included in or incorporated by reference into this proxy statement/prospectus. See “Information about the Companies—Alliance Boots GmbH,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Alliance Boots” included elsewhere in this proxy statement/prospectus and Alliance Boots’ consolidated financial statements incorporated by reference into this proxy statement/prospectus.

Walgreens and Alliance Boots have also established Walgreens Boots Alliance Development GmbH (“WBAD”) in 2012, a 50/50 global sourcing joint venture that Walgreens consolidates for financial reporting purposes. See “Other Agreements and Arrangements.”

Walgreens Boots Alliance, Inc.

Walgreens Boots Alliance is a new corporation incorporated under the laws of Delaware and a wholly owned subsidiary of Walgreens. To date, Walgreens Boots Alliance has not conducted any material activities other than those incident to its formation and the matters contemplated by the Reorganization Merger Agreement. The address of Walgreens Boots Alliance’s principal executive offices is c/o Walgreen Co., 108 Wilmot Road, Deerfield, Illinois 60015, and its telephone number is (847) 315-2500.

Ontario Merger Sub, Inc.

Merger Sub is a new corporation incorporated under the laws of Illinois and a wholly owned subsidiary of Walgreens Boots Alliance. To date, Merger Sub has not conducted any material activities other than those incident to its formation and the matters contemplated by the Reorganization Merger Agreement. The address of Merger Sub’s principal executive offices is c/o Walgreen Co., 108 Wilmot Road, Deerfield, Illinois 60015, and its telephone number is (847) 315-2500.

The Transactions (page [    ])

The Reorganization (page [    ])

The terms and conditions of the Reorganization are contained in the Reorganization Merger Agreement, which is attached as Annex A to this document. Please carefully read the Reorganization Merger Agreement as it is the legal document that governs the proposed Reorganization.

In the Reorganization, Merger Sub, a newly formed Illinois corporation and wholly owned subsidiary of Walgreens Boots Alliance (which, in turn, is a wholly owned subsidiary of Walgreens), will merge with and into Walgreens and Walgreens will survive the Reorg Merger as a wholly owned subsidiary of Walgreens Boots Alliance.

In the Reorganization, your existing shares of Walgreens common stock will be converted automatically into shares of Walgreens Boots Alliance common stock on a one-for-one basis. You will own the same number of shares of Walgreens Boots Alliance common stock as you own of Walgreens common stock immediately prior to the completion of the Reorganization, and, after taking into account the completion of the Step 2 Acquisition, your shares will represent the same ownership percentage of Walgreens Boots Alliance as you would have of Walgreens immediately following the completion of the Step 2 Acquisition without the Reorganization.

See “Description of Walgreens Boots Alliance Capital Stock” and “Comparison of Shareholder Rights Before and After the Reorganization.”

The Alliance Boots “Step 2” Acquisition (page [    ])

The terms and conditions of the Step 2 Acquisition are contained in the Purchase and Option Agreement (the unamended Purchase and Option Agreement is attached as Annex B-1 to this document and the Amendment is attached as Annex B-2 to this document). Please carefully read the Purchase and Option Agreement as it is the legal document that governs the proposed Step 2 Acquisition.

The Amendment, which was entered into on August 5, 2014, amends both the Purchase and Option Agreement and the Shareholders Agreement. Pursuant to the Amendment, the period to exercise the Call Option under the Purchase and Option Agreement to acquire the remaining 55% of Alliance Boots was accelerated to begin on August 5, 2014 and end on February 5, 2015. All material terms and conditions of the Call Option, other than the exercise period, remain the same as under the original Purchase and Option Agreement.

The Board, after careful consideration, has determined that it is in the best interests of Walgreens and its shareholders to exercise the Call Option under the Purchase and Option Agreement to acquire the remaining 55% of Alliance Boots that Walgreens does not currently own, for £3.133 billion in cash, payable in British pounds sterling, and 144,333,468 shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock, subject to certain potential specified adjustments described further in this proxy statement/prospectus. The Call Option was exercised by Walgreens, through an indirect wholly owned subsidiary of Walgreens to which Walgreens previously assigned its rights to the Call Option, on August 5, 2014.

We currently expect to finance the cash consideration and/or the refinancing of all or substantially all of the indebtedness of Alliance Boots and its subsidiaries in connection with the Step 2 Acquisition with a combination of the issuance of new debt and existing cash on our balance sheet. See “The Transactions—Financing Matters.” While, as of the date of this document, we have no present intention or plans to do so, it is possible that we will decide to issue common stock, securities convertible into common stock or other equity-linked securities, in a public or private offering, to finance a portion of the Step 2 Acquisition consideration. Under NYSE and NASDAQ rules, any such issuance may be considered part of the Step 2 Acquisition for the purpose of the NYSE and NASDAQ shareholder approval requirement described in “The Walgreens Special Meeting—Voting Rights and Vote Required.” Your approval of the Share Issuance Proposal will constitute approval of the use of shares for such a financing.

Generally (page [    ])

The Reorganization is conditioned upon, and will not be completed unless, the Share Issuance and the Step 2 Acquisition are completed immediately following the completion of the Reorganization, even if the requisite number of shareholders vote in favor of the Reorganization Proposal. The Share Issuance and the Step 2 Acquisition are not conditioned on the completion of the Reorganization. If (i) the Share Issuance Proposal is approved and certain conditions to closing set forth in the Purchase and Option Agreement are satisfied or (to the extent permitted by applicable law) waived, and (ii) the Reorganization Proposal is not approved, or the Reorganization is otherwise not completed due to the failure of certain conditions to closing set forth in the Reorganization Merger Agreement to be satisfied (or, to the extent permitted, waived), the termination of the Reorganization Merger Agreement, or otherwise, the Share Issuance and Step 2 Acquisition will be completed through the issuance of shares of Walgreens (rather than Walgreens Boots Alliance) common stock.

Based upon the estimated number of shares of Walgreens common stock that will be outstanding immediately prior to the consummation of the Reorganization and the Step 2 Acquisition (and assuming no additional equity financing transaction), upon completion of the Step 2 Acquisition, and regardless of whether or not the Reorganization is completed, holders of Walgreens common stock immediately prior to the Step 2 Acquisition (including the Sellers and their affiliates, to the extent of their ownership of Walgreens common stock prior to the Step 2 Acquisition), in the aggregate, will hold approximately [    ]% of the outstanding shares of the combined company. Based on Alliance Boots’ net debt as of March 31, 2014, upon completion of the Step 2 Acquisition, Walgreens Boots Alliance (or Walgreens, as applicable) will assume approximately £5.7 billion of net debt (equivalent to approximately $9.5 billion based on exchange rates as of March 31, 2014).

Directors and Executive Officers of Walgreens Boots Alliance Immediately Following the Completion of the Transactions (page [    ])

It is currently expected that, upon completion of the Transactions, the Board of Walgreens as of immediately prior to the completion of the Transactions will continue to serve as directors of Walgreens Boots

Alliance following the Transactions. In addition, it is currently expected that, upon closing, the combined enterprise will blend leadership from both companies, including that (1) Mr. Wasson, President and CEO and member of the Board will continue in those roles for Walgreens Boots Alliance, (2) Mr. Skinner, Chairman of the Walgreens Board will continue in that role for Walgreens Boots Alliance and (3) Mr. Pessina, currently a member of the Board and Executive Chairman of Alliance Boots, will continue to serve on the Board of Walgreens Boots Alliance and will chair a new strategy committee of that board, and will serve as executive vice chairman of Walgreens Boots Alliance responsible for strategy and M&A, assisted in this role by Marco Pagni, currently Executive Director of Alliance Boots responsible for M&A, with Mr. Pessina reporting, in that executive capacity, to Mr. Wasson. In addition:

•	Ms. Barra, chief executive, Wholesale and Brands of Alliance Boots, is expected to become executive vice president of Walgreens Boots Alliance and president and chief executive of global wholesale and international retail;

•	Mr. Berkowitz, co-president of Walgreens Boots Alliance Development GmbH, is expected to serve as executive vice president of Walgreens Boots Alliance and president of pharma and global market access, which will include responsibility for specialty pharmacy;

•	Mr. Gourlay, Walgreens executive vice president and president of customer experience and daily living, is expected to become executive vice president of Walgreens Boots Alliance and president of Walgreens;

•	Mr. McLevish, Walgreens executive vice president and chief financial officer, is expected to serve in that role in a global capacity for Walgreens Boots Alliance;

•	Mr. Ken Murphy, managing director, Health & Beauty International and Brands of Alliance Boots, is expected to serve as executive vice president of Walgreens Boots Alliance and president of global brands;

•	Mr. Roberts, managing director, Health & Beauty, UK and the Republic of Ireland of Alliance Boots, is expected to serve as executive vice president of Walgreens Boots Alliance and president of Boots;

•	Mr. Sabatino, Walgreens executive vice president, general counsel, chief administrative officer and corporate secretary, is expected to serve as executive vice president and global chief legal and administrative officer of Walgreens Boots Alliance;

•	Mr. Theriault, Walgreens senior vice president and chief information, innovation and improvement officer, is expected to assume the role of executive vice president and global chief information officer of Walgreens Boots Alliance; and

•	Ms. Wilson-Thompson, Walgreens senior vice president and chief human resources officer, is expected to become executive vice president and global chief human resources officer of Walgreens Boots Alliance.

Walgreens Boots Alliance is expected to be headquartered in the Chicago area, while Walgreens’ operations are expected to remain headquartered in Deerfield, Illinois and Walgreen Co. will remain an Illinois corporation. Alliance Boots’ operations also are expected to remain headquartered at their current locations in the U.K.

The Reorganization Merger Agreement (page [    ])

The terms and conditions of the Reorganization are contained in the Reorganization Merger Agreement, which is attached as Annex A to this document. Please carefully read the Reorganization Merger Agreement as it is the legal document that governs the proposed Reorganization.

Conditions to the Reorg Merger and the Reorganization (page [    ])

The completion of the Reorg Merger and the Reorganization depends on the satisfaction or waiver of several conditions, including the following:

•	adoption of the Reorganization Merger Agreement and approval of the Reorganization by Walgreens shareholders;

•	no law, statute, rule or regulation, order, judgment, writ, injunction, decree, settlement or stipulation exists or has been enacted, entered, promulgated or enforced by any governmental authority, which prohibits or makes illegal the completion of the Reorg Merger;

•	receipt of necessary regulatory approvals, licenses and third party consents;

•	the satisfaction or waiver of each of the conditions to closing set forth in the Purchase and Option Agreement with respect to the Step 2 Acquisition, and written confirmation by each of the parties to the Purchase Option Agreement that each such party stands ready to, and will, consummate the Step 2 Acquisition immediately following the consummation of the Reorg Merger;

•	no stop order suspending the effectiveness of the registration statement of which this proxy statement/prospectus forms a part shall be in effect and no proceeding for such purpose shall be pending before or threatened by the Commission;

•	the approval of the listing on [ ] of Walgreens Boots Alliance’s common stock to be issued in connection with the Reorganization; and

•	the receipt by Walgreens of an opinion from Wachtell, Lipton, Rosen & Katz satisfactory to Walgreens relating to the U.S. federal income tax treatment of the Reorg Merger.

Termination of the Reorganization Merger Agreement (page [    ])

Walgreens may terminate the Reorganization Merger Agreement at any time, even after adoption by Walgreens’ shareholders, if the Board determines to do so. In addition, the Reorganization Merger Agreement will automatically terminate upon the termination of the Purchase and Option Agreement prior to the completion of the Step 2 Acquisition.

The Purchase and Option Agreement (page [    ])

The terms and conditions of the Step 2 Acquisition are contained in the Purchase and Option Agreement (the unamended Purchase and Option Agreement is attached as Annex B-1 to this document and the Amendment is attached as Annex B-2 to this document). Please carefully read the Purchase and Option Agreement as it is the legal document that governs the proposed Step 2 Acquisition.

On August 2, 2012, Walgreens completed the initial investment contemplated by the Purchase and Option Agreement, which resulted in the indirect acquisition by Walgreens of 45% of the issued and outstanding share capital of Alliance Boots in exchange for $4.025 billion in cash and approximately 83.4 million shares of Walgreens common stock (the “First Step Acquisition”).

The Sellers (page [    ])

The principal Seller in the Step 2 Acquisition is AB Acquisitions, a privately held limited company incorporated in Gibraltar, which is jointly controlled by Mr. Pessina, the Executive Chairman of Alliance Boots, and investment funds affiliated with KKR. Mr. Pessina and investment funds affiliated with KKR, directly or indirectly, beneficially own 100% of voting stock in AB Acquisitions and voting and non-voting stock representing, in aggregate, [    ]% of the economic interests in AB Acquisitions. The remaining [    ]% of the

economic interests in AB Acquisitions, represented by shares of non-voting stock, are beneficially owned by various co-investors, including persons that hold limited partnership or other equity interests in certain co-investment vehicles which are indirectly jointly controlled by affiliates of Mr. Pessina and affiliates of KKR.

AB Acquisitions currently holds the remaining 55% of the equity interests in Alliance Boots not owned by Walgreens, but participants in Alliance Boots’ Management Equity Plan (the “MEP”) hold, through the trustee of the MEP, approximately 2.7% of the share capital in an intermediate holding company of Alliance Boots. Pursuant to the terms of the MEP, these participants will be entitled to receive a portion of the consideration to be paid by Walgreens on completion of the Step 2 Acquisition. The Purchase and Option Agreement provides that prior to the Step 2 Acquisition, pursuant to the terms of the MEP, the Trustee will exchange the MEP participants’ interest in the Alliance Boots intermediate holding company for Alliance Boots shares, which will be sold along with AB Acquisitions’ Alliance Boots shares to Walgreens. Immediately after the closing of the Step 2 Acquisition, Walgreens will own 100% of Alliance Boots and Alliance Boots will hold 100% of the intermediate holding company, without any minority interests. AB Acquisitions has agreed that the economic impact of these MEP interests and related payments will be borne solely by AB Acquisitions, and not Alliance Boots or Walgreens, out of the proceeds of the Step 2 Acquisition.

The Call Option (page [    ])

The Purchase and Option Agreement provides that, at any time during the period beginning on August 5, 2014 and ending on February 5, 2015, Walgreens had the right to exercise the Call Option to complete the Step 2 Acquisition in exchange for £3.133 billion in cash, payable in British pounds sterling, and 144,333,468 shares of Walgreens common stock (which, if the Reorganization is completed, would be 144,333,468 shares of Walgreens Boots Alliance common stock issued by Walgreens Boots Alliance), subject to certain potential specified adjustments described further in this proxy statement/prospectus.

On August 5, 2014, Walgreens, through an indirect wholly owned subsidiary of Walgreens to which Walgreens previously assigned its rights to the Call Option, exercised the Call Option.

Conditions to the Step 2 Acquisition (page [    ])

The completion of the Share Issuance and Step 2 Acquisition depends on the satisfaction or waiver of several conditions, including the following:

•	any consents, filings and notices required or, in the reasonable judgment of Walgreens, advisable to be obtained or made at or prior to the Step 2 Acquisition closing under applicable antitrust, competition or certain other applicable law having been obtained or made;

•	no governmental authority having enacted, issued, enforced or entered into any applicable law or order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Step 2 Acquisition illegal or otherwise restraining or prohibiting its consummation;

•	the accuracy of certain fundamental representations of AB Acquisitions and Alliance Boots set forth in the Purchase and Option Agreement;

•	compliance in all material respects by AB Acquisitions and Alliance Boots with certain fundamental covenants and obligations set forth in the Purchase and Option Agreement, and by AB Acquisitions, Alliance Boots, the KKR Investors and/or the SP Investors (as applicable) with certain contractual obligations;

•	no “Company Material Adverse Effect” with respect to Alliance Boots (as defined on page [ ]) having occurred; and

•	approval of the Share Issuance by Walgreens shareholders.

In addition, while Walgreens currently intends to consummate the Transactions as promptly as practicable (in view of, among other things, integration planning and financing matters) following the satisfaction of the conditions to closing, the Purchase and Option Agreement provides that, unless otherwise agreed to in writing by Walgreens, Walgreens is not required to consummate the closing of the Step 2 Acquisition prior to March 9, 2015.

Walgreens’ obligation to complete the Step 2 Acquisition is not subject to the receipt of financing. See “The Transactions—Financing Matters.”

Termination of the Purchase and Option Agreement (page [    ])

Walgreens and AB Acquisitions may mutually agree to terminate the Purchase and Option Agreement at any time. In addition, the Purchase and Option Agreement may be terminated as follows:

•	by either Walgreens or AB Acquisitions, if (i) the closing of the Step 2 Acquisition does not occur by August 5, 2015; or (ii) if any governmental authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Step 2 Acquisition and such order or other action has become final and non-appealable;

•	by AB Acquisitions, if Walgreens (i) breaches or fails to perform in any material respect certain fundamental covenants and obligations and such breach or failure to perform is not cured prior to August 5, 2015 or (ii) breaches certain fundamental representations and such breach would result in the failure of specified conditions to closing and is not cured prior to August 5, 2015; or

•	by Walgreens, if AB Acquisitions or Alliance Boots (and/or in certain cases the KKR Investors and/or the SP Investors, as applicable) (i) breach or fail to perform in any material respect certain fundamental covenants and obligations and such breach or failure to perform is not cured prior to August 5, 2015 or (ii) breach certain fundamental representations and such breach would result in the failure of specified conditions to closing and is not cured prior to August 5, 2015.

The Make-Whole (page [    ])

If the 30-day volume weighted average trading price of Walgreens shares as of the third business day prior to the closing of the Step 2 Acquisition (the “Make-Whole VWAP”) is less than $31.1778, Walgreens would be obligated to deliver additional consideration to the Sellers equal, in aggregate, to the product of (1) the number of Walgreens (or Walgreens Boots Alliance, as applicable) shares otherwise deliverable at the Step 2 Acquisition closing and (2) the difference between the $31.1778 and the Make-Whole VWAP. Walgreens would have the option to pay this amount in any combination of cash (deliverable in British pounds sterling, based on an agreed-upon exchange rate of £1=$1.5478) and/or additional Walgreens (or Walgreens Boots Alliance) shares (valued at the Make-Whole VWAP).

On [                    ], the last full trading day before the date of this document, the high and low sale prices of Walgreens common stock as reported on the NYSE were $[        ] and $[        ], respectively.

Certain Events Under the Purchase and Option Agreement and Related Agreements if the Step 2 Acquisition is Not Completed (page [    ])

If the closing of the Step 2 Acquisition does not occur and the Purchase and Option Agreement is terminated, AB Acquisitions has the right to require Walgreens to return to AB Acquisitions 1/15th of the Alliance Boots shares acquired by Walgreens in the First Step Acquisition, which equals 3% of the issued and outstanding share capital of Alliance Boots, in exchange for nominal consideration of one British pound sterling. However, AB Acquisitions has no right to require this return of Alliance Boots shares under the following circumstances:

•	breach by AB Acquisitions or Alliance Boots of (1) certain fundamental representations contained in the Purchase and Option Agreement or (2) certain other covenants and contractual obligations in a material respect; or

•	the failure to close is a result of Walgreens shareholders not approving the Share Issuance in a circumstance where (1) the Board has obtained a fairness opinion from an internationally recognized investment bank, and included such opinion in this proxy statement/prospectus and (2) the Board recommends to Walgreens shareholders that they approve the Share Issuance (subject to a customary “fiduciary out” right, without any adverse modification or withdrawal of such recommendation).

In addition, subject to certain exceptions described in this proxy statement/prospectus, if the closing of the Step 2 Acquisition does not occur, among other things, Walgreens will continue to own a significant minority interest in Alliance Boots (45%, or 42% if the return of 1/15th of the Alliance Boots shares acquired by Walgreens in the First Step Acquisition is required), but certain of Walgreens’ governance rights as a shareholder of Alliance Boots will be modified. See “Alliance Boots Shareholders Agreement” and “Risk Factors—Risks Related to the Step 2 Acquisition—The Step 2 Acquisition is subject to conditions, including certain conditions that may not be satisfied, and may not be completed on a timely basis, or at all. Failure to complete the Step 2 Acquisition could have material and adverse effects on Walgreens.”

Indemnification (page [    ])

AB Acquisitions has agreed that, following the First Step Acquisition and following the Step 2 Acquisition, if it occurs, AB Acquisitions will indemnify Walgreens against losses arising out of (1) breaches of certain fundamental AB Acquisitions or Alliance Boots representations, (2) certain liabilities arising out of the specified Alliance Boots restructuring transactions contemplated by the Purchase and Option Agreement, (3) any liabilities arising out of the restructuring of the MEP and (4) any liabilities arising out of the distribution by AB Acquisitions of the cash and Walgreens (or Walgreens Boots Alliance, as applicable) shares delivered by Walgreens (or Walgreens Boots Alliance, as applicable) at the closing of the First Step Acquisition or the Step 2 Acquisition, as applicable, to the direct and indirect shareholders of AB Acquisitions, including any claims related to the manner, allocation, timing and/or legal compliance of such distribution.

Claims for breaches of fundamental representations generally survived for 15 months following the First Step Acquisition and will survive for 12 months following the closing of the Step 2 Acquisition. Claims for the other indemnification matters described above generally survive until the 9 month anniversary of the Step 2 Acquisition closing.

AB Acquisitions may not distribute any Walgreens (or Walgreens Boots Alliance, as applicable) shares received in connection with the Step 2 Acquisition until the 9 month anniversary of closing. After such date, AB Acquisitions may distribute to its direct and indirect shareholders no more than 10% of the shares until the 12 month anniversary of closing, unless AB Acquisitions elects, prior to the closing, to have Mr. Pessina’s Alliance Boots investment vehicle and each of KKR’s affiliated investment funds enter into a limited guarantee with Walgreens, generally guaranteeing AB Acquisitions’ indemnification obligations until the 12 month anniversary of closing.

Recommendation of the Board; Reasons for the Recommendation to Walgreens Shareholders by the Board (page [    ])

The Board recommends that you vote “FOR” the Reorganization Proposal; “FOR” the Share Issuance Proposal; and “FOR” the Adjournment Proposal.

Opinions of Walgreens’ Financial Advisors (page [    ] and Annex H for Goldman Sachs; page [    ] and Annex I for Lazard)

Goldman, Sachs & Co. (“Goldman Sachs”) delivered its opinion to the Board that, as of August 5, 2014 and based upon and subject to the factors and assumptions set forth therein, the £3,133,000,000 in cash and

144,333,468 Walgreens common shares, par value $0.078125 per share (collectively, the “Consideration”), to be paid by an indirect wholly owned subsidiary of Walgreens to acquire the Second Step Company Shares (as defined in the Purchase and Option Agreement) pursuant to the Purchase and Option Agreement was fair from a financial point of view to Walgreens.

The Board also received a written opinion, dated August 5, 2014, from Walgreens’ financial advisor, Lazard Frères & Co. LLC (“Lazard”), to the effect that, as of the date of such opinion and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in its written opinion, the Consideration to be paid by Walgreens to exercise the Call Option was fair, from a financial point of view, to Walgreens.

The full text of the written opinion of each of Goldman Sachs and Lazard, both dated August 5, 2014, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with each such respective opinion, is attached as Annex H and Annex I, respectively. Goldman Sachs and Lazard each provided its respective opinion for the information and assistance of the Board (in its capacity as such) in connection with its consideration of the acquisition of the Second Step Company Shares. Neither Goldman Sachs’ opinion nor Lazard’s opinion addresses the underlying business decision of Walgreens to engage in the acquisition of the Second Step Company Shares, or the relative merits of the acquisition of the Second Step Company Shares as compared to any strategic alternatives that may be available to Walgreens, or any other aspect of the exercise of the Call Option or the completion of the Step 2 Acquisition. Neither the Goldman Sachs opinion nor the Lazard opinion is a recommendation as to how any Walgreens shareholder should vote with respect to the issuance of the Second Step Buyer Shares (as defined in the Purchase and Option Agreement) or any other matter.

Pursuant to an engagement letter between Walgreens and Goldman Sachs, Walgreens’ has agreed to pay Goldman Sachs fees for its services in connection with the transactions contemplated by the Purchase and Option Agreement, a portion of which was due upon signing of the Purchase and Option Agreement and consummation of the First Step Acquisition, respectively, and a portion of which is contingent upon consummation of the acquisition of the Second Step Company Shares. Pursuant to an engagement letter between Walgreens and Lazard, Walgreens has also agreed to pay Lazard fees, all of which became payable in connection with the delivery of its opinion, regardless of the conclusion reached therein, and has been paid.

For a more complete description, please see the sections of this proxy statement/prospectus entitled “The Transactions—Opinion of Goldman, Sachs & Co., Walgreens’ Financial Advisor,” and “The Transactions—Opinion of Lazard Frères & Co. LLC, Walgreens’ Financial Advisor”. Please also see Annexes H and I to this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences (page [    ])

The completion of the Reorg Merger is conditioned upon the receipt by Walgreens of an opinion from Wachtell, Lipton, Rosen & Katz satisfactory to Walgreens to the effect that the Reorg Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and/or a transaction described in Section 351(a) of the Code. If the Reorg Merger so qualifies, holders of shares of Walgreens common stock receiving shares of Walgreens Boots Alliance common stock in the Reorg Merger generally will not recognize any gain or loss as a result of the Reorg Merger. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

Tax matters can be complicated and the tax consequences of the Reorg Merger to any particular holder of shares of Walgreens common stock will depend on such holder’s particular facts and circumstances. Holders of shares of Walgreens common stock should consult their own tax advisors to determine the tax consequences of the Reorg Merger to them, including the effects of U.S. federal, state, local and foreign tax laws.

Accounting Treatment (page [    ])

Walgreens Boots Alliance will account for the Transactions using the purchase method of accounting in accordance with generally accepted accounting principles in the United States (“GAAP”), with Walgreens being treated as the accounting acquiror.

Regulatory Approvals (page [    ])

The completion of the Transactions is subject to the receipt of antitrust and competition approvals in several jurisdictions, including the Czech Republic, Mexico and Turkey. The parties have submitted, or will submit, notifications in each jurisdiction where required.

Antitrust and competition approvals (or the expiration of the applicable waiting periods) in the Czech Republic, Mexico and Turkey are conditions to completion of the Transactions. While Walgreens believes that the Transactions can be effected in compliance with all applicable regulatory laws, there can be no assurance that the antitrust or competition authorities will terminate or permit the applicable waiting periods to expire, or approve or clear the Transactions at all, or that they will do so without restrictions or conditions. In addition, certain jurisdictions can challenge the Transactions on antitrust grounds after the consummation of the Transactions. Private parties may also bring legal actions under the antitrust laws under certain limited circumstances. Although Walgreens does not believe that the Transactions will violate the applicable laws in any of these jurisdictions, there can be no assurance that a challenge to the Transactions will not be made or, if a challenge is made, of the result of such a challenge.

Rights of Walgreens Shareholders Following the Reorganization (pages [    ] and [    ])

If the Reorganization is completed, the rights of Walgreens shareholders will be governed by Delaware law and by the Walgreens Boots Alliance certificate of incorporation and bylaws, which are included as Annex E and Annex F to this proxy statement/prospectus, respectively. The rights of Walgreens shareholders will vary in some respects as a result of the Reorganization due to differences between the DGCL and the IBCA and between Walgreens’ and Walgreens Boots Alliance’s respective governing documents. This document contains a description of shareholder rights under each of the Walgreens and Walgreens Boots Alliance governing documents and describes the material differences between them.

Interests of Walgreens’ Directors and Officers (page [    ])

Walgreens’ executive officers and members of the Board, and associates of each of the foregoing persons, may be deemed to have interests in the Transactions in addition to, or different from, Walgreens shareholders generally. The Board was aware of and considered these interests in evaluating and negotiating the Purchase and Option Agreement, in evaluating the Call Option and Step 2 Acquisition and in exercising the Call Option, in evaluating the Reorganization Merger Agreement, and in recommending to Walgreens shareholders that they vote to approve the Reorganization Proposal, the Share Issuance Proposal and the Adjournment Proposal.

These interests include:

•	In connection with the Reorganization, each outstanding Walgreens stock option, restricted stock unit award (including each special transition award described below) and performance share award, including those held by Walgreens executive officers, that is outstanding immediately prior to the effective time of the Reorg Merger will automatically be converted into an equivalent award with respect to the number of shares of Walgreens Boots Alliance common stock that is equal to the number of shares of Walgreens common stock to which such award related immediately prior to the effective time of the Reorg Merger.

•	Walgreens has granted special transition awards to certain of its executive officers in connection with the Step 2 Acquisition. Each special transition award is in the form of restricted stock units and will generally vest (1) with respect to 40% of the restricted stock units subject to the award, on the closing date of the Step 2 Acquisition, subject to the executive officer’s continued employment with Walgreens through such date and (2) with respect to 60% of the restricted stock units subject to the award, on the first anniversary of the closing date of the Step 2 Acquisition, subject to (a) the executive officer’s continued employment with Walgreens through the date of such anniversary and (b) the attainment of a company performance goal in respect of the fiscal year ending August 31, 2015.

•	In connection with the Reorganization, each outstanding Walgreens deferred stock unit award held by a Walgreens non-employee director as of immediately prior to the effective time of the Reorg Merger will automatically be converted into an equivalent award with respect to the number of shares of Walgreens Boots Alliance common stock that is equal to the number of shares of Walgreens common stock to which such award related immediately prior to the effective time of the Reorg Merger.

•	It is currently expected that, upon completion of the Transactions, the members of the Board as of immediately prior to the completion of the Transactions will continue to serve as directors of Walgreens Boots Alliance following the Transactions and certain of Walgreens executive officers will serve as executive officers of Walgreens Boots Alliance. See “Walgreens’ Directors and Executive Officers May Have Financial Interests in the Transactions—Continuing Executive and Director Positions”.

•	Entities beneficially owned by Mr. Pessina, a member of the Board, will be entitled to receive a portion of the Step 2 Acquisition consideration through their direct and indirect ownership of equity interests in AB Acquisitions, the principal Seller in the Step 2 Acquisition.

•	The KKR Investors will be entitled to receive a portion of the Step 2 Acquisition consideration through their direct and indirect ownership of equity interests in AB Acquisitions, the principal Seller in the Step 2 Acquisition; Dominic Murphy, currently a member of the Board, is an executive of KKR and certain of its affiliates and will have an indirect interest in the Step 2 Acquisition consideration received by the KKR Investors and certain other affiliates of KKR.

•	Mr. Pessina and Mr. Gourlay, currently Walgreens’ executive vice president and president of customer experience and daily living, will be entitled to receive a portion of the Step 2 Acquisition consideration through their participation in the MEP.

•	Following the consummation of the Step 2 Acquisition, the SP Investors and the KKR Investors will beneficially own a substantial portion of the outstanding shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock. The SP Investors and the KKR Investors will be entitled to certain rights under the Shareholders Agreement by reason of such share ownership.

Neither Mr. Pessina nor Mr. Murphy voted with respect to any Board determinations and recommendations with respect to the Step 2 Acquisition, including the determination of the Board to exercise the Call Option. For additional information, see “Walgreens’ Directors and Executive Officers May Have Financial Interests in the Transactions,” “Directors and Executive Officers of Walgreens Boots Alliance Immediately Following the Completion of the Transactions” and “Walgreens Shareholders Agreement.”

Listing (page [    ])

If the Reorganization is completed, Walgreens will delist its common stock from the NYSE, NASDAQ and the Chicago Stock Exchange, and will deregister its common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of which Walgreens will no longer be required to file annual, quarterly, current and other reports with the Commission. We currently anticipate that, if the Reorganization is completed, Walgreens Boots Alliance shares will be listed on [            ] under the ticker symbol “[            ],” but

not on the Chicago Stock Exchange or [            ], and Walgreens Boots Alliance will become Walgreens’ successor registrant with the Commission.

Dissenters’ Rights of Walgreens Shareholders (page [    ])

Walgreens shareholders who do not vote to adopt the Reorganization Merger Agreement and approve the Reorg Merger and who follow the procedures specified under the IBCA, which procedures are summarized on page [            ] of this proxy statement/prospectus and set forth in their entirety in Annex G to this proxy statement/prospectus, shall have the right to dissent from the Reorganization Merger Agreement and Reorg Merger and obtain payment for the “estimated fair value” of their shares of Walgreens common stock in the event of the completion of the Reorg Merger. Failure to vote against the adoption of the Reorganization Merger Agreement and approval of the Reorg Merger will not waive a shareholder’s dissenters’ rights, as long as the shareholder has not voted in favor of adoption of the Reorganization Merger Agreement and approval of the Reorg Merger and has complied in all other respects with the IBCA in preserving the shareholder’s dissenters’ rights.

Walgreens shareholders do not have any rights to appraisal or to dissent with respect to the Share Issuance or the Step 2 Acquisition. Accordingly, if the Share Issuance and the Step 2 Acquisition are completed, but the Reorganization is not completed, no appraisal or dissenters rights will be available.

WALGREENS SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data are derived from Walgreens’ audited consolidated financial statements as at and for each of the years ended August 31, 2013, 2012, 2011, 2010 and 2009 and from Walgreens’ unaudited condensed consolidated financial statements as at and for the nine months ended May 31, 2014 and 2013, respectively, all of which have been prepared in accordance with GAAP. This information is not necessarily indicative of future results. You should read this data in conjunction with Walgreens’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Walgreens’ consolidated financial statements and notes thereto, in each case included in Walgreens’ Annual Report on Form 10-K for the fiscal year ended August 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended May 31, 2014, each of which is incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

	Nine Months Ended May 31,		Fiscal Year Ended August 31,
	2014	2013	2013(1)	2012(1)	2011	2010(4)	2009
Net Sales	$57,335	$54,276	$72,217	$71,633	$72,184	$67,420	$63,335
Cost of Sales	41,093	38,348	51,098	51,291	51,692	48,444	45,722
Gross Profit	16,242	15,928	21,119	20,342	20,492	18,976	17,613
Selling, general and administrative expenses	13,499	13,257	17,543	16,878	16,561	15,518	14,366
Gain on sale of business(2)	—	20	20	—	434	—	—
Equity earnings in Alliance Boots(1)	482	220	344	—	—	—	—
Operating income	3,225	2,911	3,940	3,464	4,365	3,458	3,247
Interest Expense, net(1)	113	110	(165)	(88)	(71)	(85)	(83)
Other income(3)	290	77	120	—	—	—	—
Earnings Before Income Tax Provision	3,402	2,878	3,895	3,376	4,294	3,373	3,164
Income tax provision	1,166	1,085	1,445	1,249	1,580	1,282	1,158
Net Earnings	2,236	1,793	2,450	2,127	2,714	2,091	2,006
Net Earnings attributable to non-controlling interests	65	—	—	—	—	—	—
Net Earnings attributable to Walgreen Co.	$2,171	$1,793	$2,450	$2,127	$2,714	$2,091	$2,006

	As of May 31,		As of August 31,
	2014	2013	2013	2012	2011	2010	2009
Non-Current Liabilities
Long-term debt	$3,747	$4,501	$4,477	$4,073	$2,396	$2,389	$2,336
Deferred income taxes	1,010	577	600	545	343	318	265
Other non-current liabilities	2,740	2,093	2,067	1,886	1,785	1,735	1,396

Assets and Equity
Total Assets	$37,391	$35,841	$35,481	$33,462	$27,454	$26,275	$25,142
Shareholders’ Equity	21,485	18,980	19,454	18,236	14,847	14,400	14,376

Locations
Year-end(5)	8,683	8,560	8,582	8,385	8,210	8,046	7,496

(1)	On August 2, 2012, Walgreens completed the acquisition of 45% of the issued and outstanding share capital of Alliance Boots GmbH (Alliance Boots) in exchange for cash and Walgreens shares. Walgreens accounts for this investment using the equity method of accounting on a three-month lag basis. Because the closing of this investment occurred in August 2012, Walgreens’ financial statements for fiscal 2013 reflect 12 months of the dilutive effect of the incremental shares and interest expense associated with the Alliance Boots investment, but only 10 months (August 2012 through May 2013) of Alliance Boots results, reported as Equity earnings in Alliance Boots.

(2)	In fiscal 2011, Walgreens sold its pharmacy benefit management business, Walgreens Health Initiatives, Inc., to Catalyst Health Solutions, Inc. and recorded a pre-tax gain of $434 million. In the nine months ended May 31, 2013 and fiscal 2013 periods, Walgreens recorded an additional pre-tax gain of $20 million relating to a client retention escrow.
(3)	Walgreens, Alliance Boots and AmerisourceBergen Corporation (AmerisourceBergen) entered into a Framework Agreement dated as of March 18, 2013, pursuant to which, among other things, Walgreens was issued warrants to purchase AmerisourceBergen common stock. In the nine months ended May 31, 2014, 2013 and fiscal 2013 periods, Walgreens recorded pre-tax income of $290 million, $77 million and $120 million, respectively, from fair value adjustments of the warrants and the amortization of the deferred credit associated with the initial value of the warrants.
(4)	Includes results of Duane Reade operations since the April 9, 2010 acquisition date.
(5)	Locations include drugstores, worksite health and wellness centers, infusion and respiratory services facilities, specialty pharmacies and mail service facilities. The foregoing does not include locations of unconsolidated partially owned entities, such as Alliance Boots, of which Walgreens owns 45% of the outstanding share capital.

ALLIANCE BOOTS SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data as at and for the fiscal years ended March 31, 2014, 2013, 2012, 2011 and 2010 has been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). The selected historical consolidated financial data as at and for the fiscal years ended March 31, 2014, 2013, and 2012 is derived from the audited consolidated financial statements of Alliance Boots as at and for the fiscal years ended March 31, 2014, 2013 and 2012. The selected historical consolidated financial data as at and for the fiscal years ended March 31, 2011 and 2010 is derived from the historical consolidated financial statements of Alliance Boots as at and for the fiscal years ended March 31, 2011 and 2010, as adjusted retrospectively for the adoption of IAS 19, revised. Alliance Boots’ historical financial information included below for the years ended March 31, 2013, 2012, 2011, 2010 and for a portion of the year ended March 31, 2014 includes the results of the associate investment in Galenica AG (“Galenica”) then owned by Alliance Boots. The Purchase and Option Agreement excluded this associate investment, which was until May 10, 2013 legally owned by Alliance Boots for the benefit of Alliance Boots’ shareholders other than Walgreens, and was transferred to such shareholders on that date. For additional details, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”

This proxy statement/prospectus incorporates by reference the audited consolidated financial statements of Alliance Boots prepared in accordance with IFRS and audited in accordance with auditing standards generally accepted in the United States as of and for the fiscal years ended March 31, 2014, 2013 and 2012.

The information set forth below is not necessarily indicative of future results. You should read this data in conjunction with Alliance Boots’ consolidated financial statements incorporated by reference into this proxy statement/prospectus and Alliance Boots’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this proxy statement/prospectus.

	2014(1)	2013(2)	2012(3)	2011(4)(5)	2010
for the year ended March 31	£million	£million	£million	£million	£million
Continuing operations:
Revenue	23,367	22,406	23,009	19,428	16,911
Profit from operations before associates and joint ventures	1,132	1,054	1,033	973	657
Share of post-tax earnings of associates and joint ventures	86	39	58	73	98
Net gains relating to associates	109	8	—	15	—
Profit from operations	1,327	1,101	1,091	1,061	755
Finance income	33	109	111	105	183
Finance costs	(387)	(373)	(514)	(482)	(444)
Profit before tax	973	837	688	684	494
Tax(6)	(2)	(96)	(38)	(23)	125
Profit for the year from continuing operations	971	741	650	661	619
Discontinued operations:
(Loss)/profit for the year from discontinued operations	—	—	(57)	(40)	7
Profit for the year	971	741	593	621	626

Attributable to:
Equity shareholders of the Company	936	707	571	601	630
Non-controlling interests	35	34	22	20	(4)
	971	741	593	621	626

	2014(1)	2013(2)	2012(3)	2011(4)(5)	2010
for the year ended March 31	£million	£million	£million	£million	£million

as at March 31
Total assets	17,477	19,133	19,352	20,254	18,744
Current liabilities	(4,681)	(5,712)	(4,561)	(5,012)	(4,019)
Non-current borrowings	(5,444)	(6,519)	(7,641)	(8,274)	(8,322)
Other non-current liabilities	(1,129)	(1,231)	(1,449)	(1,844)	(2,063)
Net assets	6,223	5,671	5,701	5,124	4,340

Shareholders’ equity	6,186	5,500	5,468	4,784	4,311
Non-controlling interests	37	171	233	340	29
Total equity	6,223	5,671	5,701	5,124	4,340

Financial information for 2011 and 2010 has been restated for the adoption of the revised IAS 19 Employee Benefits standard. Financial information for 2010 has been restated to reflect discontinued operations.

(1)	In May 2013, the Group (as defined below) distributed its equity interest in Galenica, an associate undertaking.
(2)	In October 2012, the Group, together with Walgreens, set up a joint venture company Walgreens Boots Alliance Development as part of their synergy program. References in this “Alliance Boots Selected Historical Consolidated Financial Data” section to the “Group” refer to Alliance Boots GmbH and its subsidiaries and their interests in associates and joint ventures, which includes WBAD.
(3)	In March 2012, the Group disposed of a 51% stake in Alliance Healthcare Russia, accounting for the disposal as a discontinued operation. In November 2012, following the formation of the strategic partnership with Walgreens, the 51% was reacquired.
(4)	In December 2010, the Group acquired a controlling interest in ANZAG, one of the largest wholesalers in Germany, which was previously an associate undertaking of the Group.
(5)	In July 2010, the Group acquired a controlling interest in Hedef Alliance, one of the largest wholesalers in Turkey, which was previously an associate undertaking of the Group.
(6)	Tax includes net deferred tax credits mainly resulting from the reduction in UK corporation tax rates enacted in 2014, 2013, 2012 and 2011, and in 2010 from a change in UK tax rules which exempted tax on dividends from substantial shareholdings.

UNAUDITED COMPARATIVE PER SHARE INFORMATION

Set forth below is selected unaudited historical and pro forma per share data in respect of Walgreens shares, Alliance Boots shares and Walgreens Boots Alliance shares. The exchange ratio for the pro forma computations is one Walgreens Boots Alliance share for each Walgreens share. The unaudited pro forma consolidated data below are for illustrative purposes only. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or of the future results of Walgreens Boots Alliance. Because the exchange ratio in the Reorg Merger is one Walgreens Boots Alliance share for each Walgreens share, the pro forma per share data presented below would be identical (but in respect of Walgreens shares, and not Walgreens Boots Alliance shares) if assuming for purposes of the data presented below that the Step 2 Acquisition is completed but the Reorganization is not completed. You should read the information below together with the historical financial statements and related notes of Walgreens and Alliance Boots incorporated by reference into this proxy statement/prospectus, and the unaudited pro forma consolidated financial information and the related notes thereto included elsewhere in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

In addition, the market price of Walgreens shares could change significantly and may not be indicative of the value of Walgreens Boots Alliance shares once they start trading.

	Historical		Unaudited Pro forma Combined
	Walgreen Co.	Alliance Boots(1)
Basic Earnings per Share Attributable to Common Stockholders
Nine Months ended May 31, 2014	$2.28	$—	$2.60
Year ended August 31, 2013	$2.59	$—	$2.99
Diluted Earnings per Share Attributable to Common Stockholders
Nine Months ended May 31, 2014	$2.25	$—	$2.58
Year ended August 31, 2013	$2.56	$—	$2.96
Cash Dividends Declared per Share
Nine Months ended May 31, 2014	$0.945	$—	$0.945
Year ended August 31, 2013	$1.14	$—	$1.14
Book Value per Share
May 31, 2014	$22.39	$—	$31.34
August 31, 2013	$20.55	$—	$26.18

(1)	Per share information is presented based on reported results of Walgreen Co. Shares of Alliance Boots are not publicly traded and as a result, historical per share information is not meaningful.

EXCHANGE RATE INFORMATION

The following table show, for the periods indicated, information concerning the exchange rate between the U.S. dollar and British pounds sterling. This information is provided solely for your information, and Walgreens does not represent that British pounds sterling should be converted into U.S. dollars at these rates or at any other rate, or vice versa.

The data provided in the following table is expressed in U.S. dollars per British pound and are based on noon buying rates published by the Federal Reserve Bank of New York for British pounds sterling. On [                    ], the last practicable trading day prior to the date of this document, the exchange rate between the U.S. dollar and British pounds sterling was £1.0000 = $[        ].

	Exchange Rates
	Low	High	Average	Period End
	(U.S. dollars per British pound)
Fiscal Year (ended August 31)
2010	$1.43	$1.68	$1.57	$1.53
2011	1.54	1.67	1.60	1.63
2012	1.53	1.63	1.57	1.59
2013	1.49	1.63	1.56	1.55
2014	1.55	1.72	1.65	1.66
Month
September 2014 (through September 10, 2014)	1.61	1.66	1.64	1.61

RISK FACTORS

In considering the Transactions and the other matters described in this proxy statement/prospectus, you should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the annexes and information incorporated by reference into this proxy statement/prospectus. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Relating to Existing Business

Walgreens existing business is, and will continue to be, subject to the risks described in Part I, Item 1A of its annual report on Form 10-K for the year ended August 31, 2013 and in Part II, Item 1A of its quarterly report on Form 10-Q for the quarterly period ended May 31, 2014, and any other quarterly reports on Form 10-Q filed with the SEC after the date of this proxy statement/prospectus, which risks are incorporated herein by reference. See “Where You Can Find More Information” beginning on page [    ] of this proxy statement/prospectus.

Risks Related to the Step 2 Acquisition

The following risks relate to the Share Issuance and the Step 2 Acquisition, regardless of whether or not the Reorganization is completed. The Reorganization is conditioned upon, and will not be completed unless, the Share Issuance and the Step 2 Acquisition are completed immediately following the completion of the Reorganization. The Share Issuance and the Step 2 Acquisition are not conditioned on the completion of the Reorganization. If (i) the Share Issuance Proposal is approved and certain conditions to closing set forth in the Purchase and Option Agreement are satisfied or (to the extent permitted by applicable law) waived, and (ii) the Reorganization Proposal is not approved, or the Reorganization is otherwise not completed due to the failure of certain conditions to closing set forth in the Reorganization Merger Agreement to be satisfied (or, to the extent permitted, waived), the termination of the Reorganization Merger Agreement, or otherwise, the Share Issuance and the Step 2 Acquisition will be completed through the issuance of shares of Walgreens (rather than Walgreens Boots Alliance) common stock.

The Step 2 Acquisition is subject to conditions, including certain conditions that may not be satisfied, and may not be completed on a timely basis, or at all. Failure to complete the Step 2 Acquisition could have material and adverse effects on Walgreens.

The completion of the Step 2 Acquisition is subject to a number of conditions, including the approval of the Share Issuance Proposal, which makes the completion and timing of the completion of the Step 2 Acquisition uncertain. See “The Purchase and Option Agreement—Conditions to the Step 2 Acquisition” beginning on page [    ] for a more detailed discussion.

If the Step 2 Acquisition is not completed on a timely basis, or at all, our ongoing businesses may be adversely affected and, without realizing any of the benefits of having completed the Step 2 Acquisition, we will be subject to a number of risks, including the following:

•	Subject to limited exceptions, if the closing of the Step 2 Acquisition does not occur:

•	Walgreens will be required to return to AB Acquisitions 1/15th of the Alliance Boots shares acquired by Walgreens in the First Step Acquisition, which equals 3% of the issued and outstanding share capital of Alliance Boots, in exchange for nominal consideration of one British pound sterling;

•	Walgreens will continue to own a significant minority interest in Alliance Boots, but certain of Walgreens’ governance rights as a shareholder of Alliance Boots will be modified;

•	In general, Walgreens will not be permitted to sell or otherwise transfer any of its Alliance Boots shares for a period of 24 months;

•	In the event that AB Acquisitions decides to sell or otherwise transfer its Alliance Boots shares to a third party, AB Acquisitions will have the right to require Walgreens to transfer all its Alliance Boots shares in the same transaction on the same terms; and in the event that AB Acquisitions decides to sell some or all of its Alliance Boots shares in an initial public offering, AB Acquisitions will have the right to require Walgreens to participate proportionally by selling some or all of its Alliance Boots shares;

•	Alliance Boots will have the right to either (a) acquire 50% of the AmerisourceBergen Corporation (“ABC”) shares then jointly owned by Walgreens and Alliance Boots through a joint venture entity, in exchange for 50% of the funding previously provided by Walgreens to the joint venture entity to acquire ABC shares (plus interest) (a “50/50 dissolution”) or (b) settle with Walgreens in cash to replicate the same economic impact as a 50/50 dissolution, but with Walgreens retaining 100% of the ABC shares; and

•	If Walgreens subsequently becomes entitled to designate a second director nominee on the ABC board of directors pursuant to the ABC shareholders agreement to which both Walgreens and Alliance Boots are parties, the second director nominee would be an Alliance Boots executive, designated by Walgreens in consultation with and at the direction of Alliance Boots. See “The Purchase and Option Agreement,” “Alliance Boots Shareholders Agreement” and “Other Agreements and Arrangements.”

•	Walgreens and Alliance Boots currently engage in various commercial transactions and arrangements in connection with initiatives intended to help realize potential synergies across both companies, including through WBAD, a 50/50 global sourcing joint venture. If the Step 2 Acquisition does not occur, the status and prospects of, and future willingness of either Walgreens and/or Alliance Boots to continue to engage in, these transactions and arrangements, including WBAD, would be uncertain. See “Other Agreements and Arrangements.”

•	The market price of Walgreens common stock could decline to the extent that the current market price reflects a market assumption that the Step 2 Acquisition will be completed.

•	Uncertainty regarding the completion of the Step 2 Acquisition may foster uncertainty among employees about their future roles, which could adversely affect the ability of Walgreens to attract and retain key personnel.

•	Walgreens may be unable to capture the anticipated synergies associated with the Transactions, including expected increases in earnings and cost savings.

Walgreens may waive one or more of the conditions to the Step 2 Acquisition that is important to you without your approval.

Each of the conditions to Walgreens’ obligations to complete the Step 2 Acquisition may be waived, in whole or in part, by Walgreens, to the extent permitted by applicable law. The Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is necessary. If the Board determines that a waiver is not significant enough to require resolicitation of its shareholders’ proxies, it will have the discretion to complete the Step 2 Acquisition without seeking further shareholder approval. See “The Purchase and Option Agreement—Conditions to the Step 2 Acquisition.” Because certain conditions will not be satisfied prior to the date of the Special Meeting, there is a risk that the Board may waive a condition that is important to you without your approval.

The anticipated strategic and financial benefits of our transaction with Alliance Boots may not be realized.

Walgreens and Alliance Boots entered into the Purchase and Option Agreement, and Walgreens exercised the Call Option, with the expectation that the transactions contemplated thereby would result in various benefits, including, among other things, procurement cost savings and operating efficiencies, revenue synergies, innovation, sharing of best practices and a strengthened market position that may serve as a platform for future growth. The processes and initiatives needed to achieve these potential benefits are complex, costly and time-consuming, and Walgreens has not previously completed a transaction comparable in size or scope. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Achieving the expected benefits of the Alliance Boots transaction, including the Step 2 Acquisition, is subject to a number of significant challenges and uncertainties, including, without limitation, whether unique corporate cultures will work collaboratively in an efficient and effective manner, the coordination of geographically separate organizations, the possibility of faulty assumptions underlying expectations regarding potential synergies and the integration process, unforeseen expenses or delays, and competitive factors in the marketplace. We could also encounter unforeseen transaction and integration-related costs or other circumstances such as unforeseen liabilities or other issues existing or arising with respect to the business of Alliance Boots or otherwise resulting from the transaction. Many of these potential circumstances are outside of our control and any of them could result in increased costs, decreased revenue, decreased synergies and the diversion of management time and attention. If we are unable to achieve our objectives within the anticipated time frame, or at all, the expected benefits may not be realized fully or at all, or may take longer to realize than expected, which could have a material adverse impact on our business, financial condition and results of operations and the price of our common stock.

Certain of Walgreens’ directors and executive officers may have interests in the Transactions that are different from, or in addition to, the interests of Walgreens shareholders generally.

In considering the recommendation of the Board with respect to the Transactions, Walgreens shareholders should be aware that certain of Walgreens’ directors and executive officers may have material financial interests in the Transactions that are different from, or in addition to, the interests of Walgreens’ shareholders generally. These interests are described under “Walgreens’ Directors and Executive Officers May Have Financial Interests in the Transactions.”

Moreover, by virtue of their share ownership in Walgreens (which share ownership will increase upon the completion of the Step 2 Acquisition), the SP Investors and/or the KKR Investors may have the power to influence our affairs and the outcome of matters required to be submitted to shareholders for approval. The SP Investors and/or the KKR Investors may have interests that differ from those of holders of our common stock generally, which could give rise to conflicts of interest, including:

•	conflicts between the SP Investors and/or the KKR Investors and other shareholders, whose interests may differ with respect to our strategic direction or significant corporate transactions; and

•	conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by the SP Investors and/or the KKR Investors, on the other hand, notwithstanding that the SP Investors are subject to certain non-compete restrictions under the Shareholders Agreement (see “Walgreens Shareholders Agreement—Non-Compete/Non-Solicitation”).

Whether or not the Step 2 Acquisition is completed, the announcement and prospect of the successful completion of the Step 2 Acquisition could cause disruptions in the businesses of Walgreens and/or Alliance Boots, which could have material adverse effects on our business and financial results.

Whether or not the Step 2 Acquisition is completed, the announcement and prospect of the successful completion of the Step 2 Acquisition could cause disruptions in the businesses of Walgreens and/or Alliance Boots. For example, some current and prospective employees may experience uncertainty about their future roles within the combined company, which may adversely affect Walgreens’ and Alliance Boots’ abilities to retain or recruit key managers and other employees. If Walgreens and Alliance Boots fail to manage these risks effectively, our business and financial results could be materially adversely affected.

If there are significant, unforeseen difficulties in integrating the business operations of Alliance Boots, they could adversely affect our business, financial condition and results of operations, and the price of our common stock.

If the Step 2 Acquisition is completed, we intend, to the extent possible, to further integrate the operations of Alliance Boots. Our goal in integrating these operations is to increase revenues through enhanced growth opportunities and achieve cost savings by taking advantage of the anticipated synergies of consolidation. However, we may encounter difficulties further integrating Alliance Boots’ operations with ours, resulting in a delay or the failure to achieve the anticipated synergies, including expected increases in earnings and cost savings. If such difficulties are significant, they could have a material adverse impact on our business, financial condition and results of operations and the price of our common stock.

We may incur higher than expected integration, transaction and acquisition-related costs.

We expect to incur a number of non-recurring costs associated with the Transactions, including legal, accounting, financial and tax advisory and other transaction fees and costs. Some of these costs are payable regardless of whether the Step 2 Acquisition and/or the Reorganization are completed and such costs may be material and/or higher than expected.

The Step 2 Acquisition would significantly increase our exposure to the risks of operating internationally.

Prior to the First Step Acquisition, substantially all of our operations were conducted within the United States and its territories. The First Step Acquisition significantly increased the importance of international business to our future operations, growth and prospects. The completion of the Step 2 Acquisition will be a material further step in this direction. A substantial portion of Alliance Boots revenues are generated in the Eurozone and neighboring countries and substantially all of Alliance Boots revenues are generated outside the United States. Our investment in international business operations is subject to a number of risks, including:

•	compliance with a wide variety of foreign laws and regulations, including retail and wholesale pharmacy, licensing, tax, foreign trade, intellectual property, privacy and data protection, currency, political and other business restrictions and requirements and local laws and regulations, whose interpretation and enforcement vary significantly among jurisdictions and can change significantly over time;

•	additional U.S. and other regulation of non-domestic operations, including regulation under the Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-corruption laws;

•	potential difficulties in managing foreign operations, enforcing agreements and collecting receivables through foreign legal systems;

•	price controls imposed by foreign countries;

•	tariffs, duties or other restrictions on foreign currencies or trade barriers imposed by foreign countries;

•	potential adverse tax consequences, including tax withholding laws and policies and restrictions on repatriation of funds to the United States;

•	fluctuations in currency exchange rates, including uncertainty regarding the Euro;

•	impact of recessions and economic slowdowns in economies outside the United States, including foreign currency devaluation, higher interest rates, inflation, and increased government regulation or ownership of traditional private businesses;

•	the instability of foreign economies, governments and currencies and unexpected regulatory, economic or political changes in foreign markets; and

•	developing and emerging markets may be especially vulnerable to periods of instability and unexpected changes, and consumers in those markets may have relatively limited resources to spend on products and services.

We cannot assure you that one or more of these factors will not have a material adverse effect on our business, results of operation or financial condition.

Our shareholders will be more exposed to currency exchange rate fluctuations as, following completion of the Step 2 Acquisition, there will be an increased proportion of assets, liabilities and earnings denominated in foreign currencies.

If the Step 2 Acquisition is completed, the financial results of the combined company will be more exposed to currency exchange rate fluctuations and an increased proportion of assets, liabilities and earnings will be denominated in non-U.S. dollar currencies.

We will continue to present our financial statements in U.S. dollars and will have a significant proportion of net assets and income in non-U.S. dollar currencies, primarily pounds sterling and the euro, as well as a range of emerging market currencies. Our financial results and capital ratios will therefore be sensitive to movements in foreign exchange rates. A depreciation of non-U.S. dollar currencies relative to the U.S. dollar could have an adverse impact on our financial results.

The Step 2 Acquisition will increase our exposure to certain joint ventures and investments of Alliance Boots over which we would not have sole control. Some of these companies may operate in sectors that differ from our or Alliance Boots’ current operations and have different risks.

The completion of the Step 2 Acquisition will increase our and our shareholders’ effective interest in certain joint ventures and other investments of Alliance Boots over which Alliance Boots does not exercise control. Investments (including through Alliance Boots) in these businesses, among other risks, subject us to the operating and financial risks of these businesses and to the risk that we do not have sole control over the operations of these businesses. Investments in entities over which we (including through Alliance Boots) do not have sole control, including joint ventures and strategic alliances, present additional risks such as having differing objectives from our partners or the entities in which we (including through Alliance Boots) are invested, or becoming involved in disputes, or competing with those persons. In addition, we rely on the internal controls and financial reporting controls of these entities and their failure to maintain effectiveness or comply with applicable standards may adversely affect us. In addition, Alliance Boots owns a 49% interest in Alliance Healthcare Italia S.p.a., a pharmaceutical wholesaling, distribution and retail pharmacy business operating primarily in Italy, over which AB Acquisitions is, and, following the completion of the Step 2 Acquisition, will remain, the controlling 51% shareholder.

The Step 2 Acquisition, if consummated, would reduce the percentage ownership interests of our current shareholders and the principal shareholders of AB Acquisitions may have significant voting influence over matters requiring shareholder approval.

Upon completion of the Step 2 Acquisition, existing Walgreens shareholders will own a smaller percentage of Walgreens Boots Alliance (or Walgreens) common stock than they currently own. In addition, while, as of the date of this document, we have no present intention or plans to do so, it is also possible that we will decide to issue common stock, or securities convertible into common stock, in a public or private offering to finance the Step 2 Acquisition. Under NYSE and NASDAQ rules, any such issuance may be considered part of the Step 2 Acquisition for the purpose of the NYSE and NASDAQ shareholder approval requirement described in “The Walgreens Special Meeting—Voting Rights and Vote Required.” Your approval of the Share Issuance Proposal will constitute approval of the use of shares for such a financing.

Currently, the SP Investors collectively own approximately [    ]% of the outstanding shares of Walgreens common stock and the KKR Investors collectively own approximately [    ]% of the outstanding shares of Walgreens common stock. It is currently expected that, following the completion of the Step 2 Acquisition, the SP Investors will own, directly or indirectly (including through their interests in AB Acquisitions) approximately

[    ]% of the outstanding shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock, and the KKR Investors will own, directly or indirectly (including through their interests in AB Acquisitions) approximately [    ]% of the outstanding shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock. In addition, AB Acquisitions may not distribute any of the shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock it will receive on completion of the Step 2 Acquisition to its investors until the date that is nine months after the completion of the Step 2 Acquisition and, unless the SP Investors and the KKR Investors have elected to put certain guarantees in place, may not distribute more than 10% of such shares until the date that is twelve months after the completion of the Step 2 Acquisition. See “The Purchase and Option Agreement – Indemnification”. Accordingly, because the SP Investors and the KKR Investors control 100% of the voting stock of AB Acquisitions, until the date that AB Acquisitions distributes to its investors the shares of Walgreens Boots Alliance (or Walgreens, as applicable) to be received on the completion of the Step 2 Acquisition (referred to below as the “Distribution”), the SP Investors and the KKR Investors may control the voting power of all such shares. Accordingly, it is currently estimated that, following the completion of the Step 2 Acquisition (and assuming no related equity financing is completed) until the date of the Distribution, the SP Investors and the KKR Investors will share control over the voting power of approximately a further [    ]% of the outstanding shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock, in addition to the percentages referred to above.

Under the Shareholders Agreement, the SP Investors and the KKR Investors have agreed to, for so long as the SP Investors have the right to designate the SP Investor Designee (or Mr. Pessina continues to serve as Executive Chairperson or Chief Executive Officer of Alliance Boots) and for so long as the KKR Investors have the right to designate the KKR Investor Designee, respectively, vote all of their shares of common stock in accordance with the Board’s recommendation on matters submitted to a vote of Walgreens’ shareholders (including with respect to the election of directors). Whether or not subject to these voting provisions, the SP Investors’ and/or the KKR Investors’ significant interest in our common stock could be determinative in matters submitted to a vote by our shareholders.

Moreover, for so long as the SP Investors and the KKR Investors continue to meet certain beneficial ownership thresholds and subject to certain other conditions, the SP Investors and the KKR Investors, respectively, will each be entitled to designate one nominee to the Board for inclusion in Walgreens’ slate of directors. Mr. Pessina currently serves as the SP Investor Designee and Mr. Dominic Murphy currently serves as the KKR Investor Designee.

The influence of the SP Investors and/or the KKR Investors could result in Walgreens Boots Alliance (or Walgreens, as applicable) taking actions that some other shareholders do not support or failing to take actions that some other shareholders support. See “The Transactions—Walgreens’ Directors and Executive Officers May Have Financial Interests in the Transactions” and “Walgreens Shareholders Agreement.”

Shares issued to significant Alliance Boots shareholders may become available for future sale after the lapse of contractual transfer restrictions.

In connection with the closing of the First Step Acquisition on August 2, 2012, we issued approximately 83.4 million shares of our common stock to Alliance Boots shareholders and entered into the Shareholders Agreement. These shares represented approximately [    ]% of our outstanding shares as of [            ], the substantial majority of which are held by the SP Investors (approximately [    ]% of our outstanding shares as of [            ]). Pursuant to the Shareholders Agreement, certain significant Alliance Boots shareholders, including the SP Investors and the KKR Investors, are subject to various contractual restrictions that generally prohibit them from transferring their shares for specified time periods. With respect to the shares issued in the First Step Acquisition in August 2012, and subject to certain permitted exceptions, (i) the SP Investors cannot transfer their shares until the first to occur of the closing of the Step 2 Acquisition or Mr. Pessina’s earlier death or permanent disability, and (ii) the KKR Investors cannot transfer their shares until the closing of the Step 2 Acquisition. If the Step 2 Acquisition is completed, with respect to the Walgreens Boots Alliance (or Walgreens, as applicable)

shares issued in the Step 2 Acquisition, all Alliance Boots holders receiving such shares (including the SP Investors and the KKR Investors) will be subject to certain restrictions on transfer under the Shareholders Agreement until the date nine months after the closing of the Step 2 Acquisition. We also granted, pursuant to the Shareholders Agreement, certain Alliance Boots shareholders, including the SP Investors and the KKR Investors, the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act of 1933, as amended (the “Securities Act”), covering resales of our common stock held by them or to “piggyback” on a registration statement in certain circumstances. These shares also may be sold pursuant to Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. The sale, or possibility of the sale, of a substantial number of shares of our common stock into the market could cause the market price of our common stock to decline. See “Walgreens Shareholders Agreement.”

The amount and mix of consideration required to be paid by us to the Sellers in connection with the Step 2 Acquisition is subject to adjustment in certain circumstances.

If the Step 2 Acquisition is completed, we will acquire the remaining 55% interest in Alliance Boots for £3.133 billion in cash, payable in British pounds sterling, and 144,333,468 shares of Walgreens common stock, subject to the volume weighted average price of Walgreens common stock not being below $31.1778 per share during a period shortly before the closing of the Step 2 Acquisition. However, if the volume weighted average price per share is below that level, the difference in value would be made up by a cash payment or the issuance of additional shares of common stock at Walgreens’ election. In addition, in certain circumstances following a change of control of Walgreens (as defined in the Purchase and Option Agreement) prior to the closing of the Step 2 Acquisition, AB Acquisitions has the right to cause us to pay 100% of the Step 2 Acquisition consideration in cash. These provisions could potentially make the Step 2 Acquisition significantly more costly or inadvisable by increasing the amount of cash and/or stock consideration we are required to pay. If the amount of cash we pay increases, the amount of indebtedness we incur also may increase, and if the amount of stock we are required to deliver increases, the percentage ownership interests of our existing shareholders would further decrease. See “The Purchase and Option Agreement.”

We have significant outstanding debt; our debt will increase if we incur additional debt in the future and do not retire existing debt, including upon the completion of the Step 2 Acquisition.

We have outstanding debt and other financial obligations and significant unused borrowing capacity. As of May 31, 2014, we had approximately $4.5 billion of outstanding indebtedness, including short-term borrowings. As of March 31, 2014, Alliance Boots had approximately £5.7 billion (equivalent to approximately $9.5 billion based on exchange rates as of March 31, 2014) of outstanding indebtedness, including short-term borrowings. In connection with the consummation of the Step 2 Acquisition, we are likely to incur significant additional debt in connection with the financing thereof and the assumption and/or refinancing of all or substantially all of the Alliance Boots debt then outstanding. Our debt level and related debt service obligations could have negative consequences, including:

•	requiring us to dedicate significant cash flow from operations to the payment of principal, interest and other amounts payable on our debt, which would reduce the funds we have available for other purposes, such as working capital, capital expenditures, acquisitions, share repurchases and dividends;

•	making it more difficult or expensive for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements, debt refinancing, acquisitions or other purposes;

•	reducing our flexibility in planning for or reacting to changes in our industry and market conditions;

•	making us more vulnerable in the event of a downturn in our business; and

•	exposing us to interest rate risk given that a portion of our debt obligations is at variable interest rates.

We may incur or assume significantly more debt in the future, including, but not limited to, in connection with the Step 2 Acquisition. If we add new debt and do not retire existing debt, the risks described above could increase.

Our long-term debt obligations include covenants that may adversely affect our ability to incur certain secured indebtedness or engage in certain types of sale and leaseback transactions. In addition, our existing credit agreements require Walgreens to maintain as of the last day of each fiscal quarter a ratio of consolidated debt to total capitalization not to exceed a certain level. Our ability to comply with these restrictions and covenants may be affected by events beyond our control. If we breach any of these restrictions or covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, our outstanding indebtedness could be declared immediately due and payable. Upon completion of the Step 2 Acquisition, Alliance Boots and its subsidiaries may become our direct subsidiaries and therefore become subject to these restrictions and covenants and restrictions and covenants contained in any new debt incurred by Walgreens Boots Alliance in connection with such acquisition or otherwise.

To the extent Alliance Boots will become a direct subsidiary of Walgreens Boots Alliance upon completion of the Step 2 Acquisition, Alliance Boots and its subsidiaries would not be subject to the aforementioned restrictions and covenants in our existing debt but may be subject to restrictions and covenants contained in any new debt incurred by Walgreens Boots Alliance in connection with such acquisition or otherwise.

We currently expect to finance the cash consideration and/or the refinancing of all or substantially all of the indebtedness of Alliance Boots and its subsidiaries in connection with the Step 2 Acquisition with a combination of the issuance of new debt and existing cash on our balance sheet. See “The Transactions—Financing Matters.”

Our obligation to complete the Step 2 Acquisition is not subject to the receipt of financing. If we are unable to find financing sources on acceptable terms, or at all, we may experience a material adverse effect on our business, results of operation and financial condition.

We share certain directors with Alliance Boots and certain of our officers serve on the Alliance Boots Board of Directors, which may give rise to conflicts of interest.

In connection with our initial 45% investment in Alliance Boots on August 2, 2012, four Walgreens executive officers joined the Alliance Boots Board of Directors. Currently, Gregory Wasson, President and Chief Executive Officer and a director of Walgreens, Thomas J. Sabatino, Jr., Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary, and Robert Zimmerman, retired Senior Vice President, International and International Chief Administration Officer and currently a consultant to Walgreens, serve as Walgreens’ representatives on the Alliance Boots Board of Directors. In addition, Mr. Pessina, Executive Chairman of Alliance Boots, and Mr. Dominic Murphy, an Alliance Boots director and an executive of KKR and certain of its affiliates, joined our Board. Mr. Pessina and his affiliates and KKR and its affiliates jointly control AB Acquisitions, which holds the remaining 55% of Alliance Boots. These persons may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, while our contractual arrangements with Alliance Boots place restrictions on the parties’ conduct in various potential conflict situations and related party transactions are subject to review and approval by independent directors in accordance with certain related party transaction approval procedures, the potential for a conflict of interest exists when we on one hand, and Alliance Boots on the other hand, consider acquisitions and other corporate opportunities that may be suitable to Alliance Boots and us. Conflicts may also arise if there are issues or disputes under the commercial arrangements that exist between Alliance Boots and us.

Risks Related to the Reorganization

The following risks relate to the Reorganization. The Reorganization is conditioned upon, and will not be completed unless, the Share Issuance and the Step 2 Acquisition are completed immediately following the completion of the Reorganization. See “—Risk Related to the Step 2 Acquisition.”

The value of the shares of Walgreens Boots Alliance’s common stock that you receive upon the completion of the Reorg Merger may be less than the value of your shares of Walgreens common stock as of the date of the Reorganization Merger Agreement or on the date of the Special Meeting.

The exchange ratio of Walgreens common stock for Walgreens Boots Alliance common stock in the Reorganization is fixed at one-to-one and will not be adjusted in the event of any change in the stock price of Walgreens or the value of Alliance Boots before the Reorg Merger. The relative price of shares of Walgreens common stock and the value of Alliance Boots may vary significantly between the date of this proxy statement/prospectus, the date of the Special Meeting and the date of the completion of the Transactions. These variations may be caused by, among other things, changes in the businesses, operations and results of Walgreens and Alliance Boots, market expectations of the likelihood that the Transactions will be completed and the timing of completion, the prospects of post-Transactions operations and synergies, the effect of any conditions or restrictions imposed on or proposed with respect to Walgreens Boots Alliance by regulatory agencies and authorities, general market and economic conditions and other factors. In addition, it is impossible to predict accurately the market price of Walgreens Boots Alliance’s common stock to be received by Walgreens shareholders after the completion of the Reorganization. Accordingly, the price of Walgreens common stock on the date of the Special Meeting may not be indicative of its price immediately before the completion of the Reorganization and the price of Walgreens Boots Alliance’s common stock after the Reorganization is completed.

As a shareholder of Walgreens Boots Alliance, a Delaware corporation, your rights after the Reorganization will vary in some respects from your current rights as a shareholder of Walgreens, an Illinois corporation.

After the completion of the Reorganization, you will become a shareholder of Walgreens Boots Alliance, a public company incorporated in Delaware, instead of Walgreens, a public company incorporated in Illinois. As a result, your rights as a shareholder will be governed by Delaware corporate law and the Walgreens Boots Alliance certificate of incorporation and bylaws as opposed to Illinois corporate law and the Walgreens articles of incorporation and bylaws. Although many of the differences arising from this change will not have a significant impact on the rights of shareholders, your rights may vary in some respects. For a discussion of these and other differences between Delaware and Illinois corporate law, see “Description of Walgreens Boots Alliance Capital Stock” and “Comparison of Shareholder Rights Before and After the Reorganization.”

The certificate of incorporation and bylaws of Walgreens Boots Alliance, Delaware law and/or the Shareholders Agreement may impede the ability of Walgreens Boots Alliance shareholders to make changes to the Board or impede a takeover, which could deprive the shareholders of the opportunity to receive a premium for their shares.

Although these provisions generally currently also exist with respect to Walgreens under its governing documents and the IBCA, several provisions of the certificate of incorporation and bylaws of Walgreens Boots Alliance and the DGCL could make it difficult for shareholders to change the composition of the Board. In addition, the same and other provisions may discourage, delay or prevent a merger, consolidation or acquisition that shareholders may consider favorable. See “Description of Walgreens Boots Alliance Capital Stock,” “Comparison of Shareholder Rights Before and After the Reorganization.”

Currently, the SP Investors collectively own approximately [    ]% of the outstanding shares of Walgreens common stock and the KKR Investors collectively own approximately [    ]% of the outstanding shares of Walgreens common stock. It is currently expected that, following the completion of the Step 2 Acquisition, the SP Investors will own, directly or indirectly (including through their interests in AB Acquisitions) approximately [    ]% of the outstanding shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock, and the KKR Investors will own, directly or indirectly (including through their interests in AB Acquisitions) approximately [    ]% of the outstanding shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock. In addition, AB Acquisitions may not distribute any of the shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock it will receive on completion of the Step 2 Acquisition to its investors until the date that is nine months after the completion of the Step 2 Acquisition and, unless the SP Investors and the KKR Investors have elected to put certain guarantees in place, may not distribute more than 10% of such shares until the date that is twelve months after the completion of the Step 2 Acquisition. See “The Purchase and Option Agreement – Indemnification”. Accordingly, because the SP Investors and the KKR Investors control 100% of the voting stock of AB Acquisitions, until the date that AB Acquisitions distributes to its investors the shares of Walgreens Boots Alliance (or Walgreens, as applicable) to be received on the completion of the Step 2 Acquisition (referred to below as the “Distribution”), the SP Investors and the KKR Investors may control the voting power of all such shares. Accordingly, it is currently estimated that, following the completion of the Step 2 Acquisition (and assuming no related equity financing is completed) until the date of the Distribution, the SP Investors and the KKR Investors will share control over the voting power of approximately a further [    ]% of the outstanding shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock, in addition to the percentages referred to above. Under the Shareholders Agreement, the SP Investors and the KKR Investors have agreed to, for so long as the SP Investors have the right to designate the SP Investor Designee (or Mr. Pessina continues to serve as Executive Chairperson or Chief Executive Officer of Alliance Boots) and for so long as the KKR Investors have the right to designate the KKR Investor Designee, respectively, vote all of their shares of common stock in accordance with the Board’s recommendation on matters submitted to a vote of our shareholders (including with respect to the election of directors). See “Walgreens Shareholders Agreement.”

These provisions are not intended, however, to make Walgreens Boots Alliance immune from takeovers and instead are intended to protect Walgreens Boots Alliance shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with them and by providing the Board with more time to assess any potential acquisition proposal.

As a holding company, Walgreens Boots Alliance will be totally dependent on dividends from its operating subsidiaries to pay dividends and other obligations.

After the completion of the Reorganization, Walgreens Boots Alliance will be a holding company with no business operations of its own. Its only significant asset will be the outstanding capital stock of its subsidiaries. As a result, it will rely on payments from its subsidiaries, including Walgreens and Alliance Boots, to meet its obligations. Additionally, Walgreens Boots Alliance’s subsidiaries may be restricted in their ability to pay cash dividends or to make other distributions to Walgreens Boots Alliance, which may limit the payment of cash dividends or other distributions to the holders of Walgreens Boots Alliance common stock. Credit facilities and other debt obligations of Walgreens Boots Alliance, as well as statutory provisions, may further limit the ability of Walgreens Boots Alliance and its subsidiaries to pay dividends.

We may not obtain the expected benefits of our reorganization into a holding company structure.

We believe our reorganization into a holding company structure will provide us with benefits in the future. These expected benefits may not be obtained if market conditions or other circumstances prevent us from taking advantage of the strategic, business and other potential flexibility that we expect it will afford us. As a result, we may incur the costs of the holding company structure without realizing the possible benefits. In addition, the holding company structure may not be successful in insulating the liabilities of our subsidiaries from each other or from Walgreens Boots Alliance. We or our future subsidiaries may be liable for the liabilities of one another, particularly if we do not observe corporate formalities or adequately capitalize ourselves or our future subsidiaries.

Walgreens Boots Alliance has no operating or financial history, and results of operations may differ significantly from the unaudited pro forma financial information included in this proxy statement/prospectus.

Walgreens Boots Alliance has been recently incorporated and has no operating history and no revenues. The unaudited pro forma financial information contained in this proxy statement/prospectus is presented for illustrative purposes only, is based on certain assumptions and judgments, contains preliminary estimates, addresses a hypothetical situation and covers only the periods presented. The assumptions used in preparing the unaudited pro forma financial information may not prove to be fully accurate, and other factors may affect Walgreens Boots Alliance’s financial condition or results of operations following the Transactions. Therefore, the pro forma financial information in this proxy statement/prospectus does not necessarily indicate with accuracy the results of operations or the combined financial position that would have resulted had the Transactions been completed on the dates indicated, and it is not necessarily indicative with accuracy of the results of operations in future periods or the future financial position of Walgreens Boots Alliance. Accordingly, Walgreens Boots Alliance’s results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma financial information included in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

There has been no prior public market for shares of Walgreens Boots Alliance common stock, and the market price of the shares may be volatile.

Walgreens Boots Alliance plans to list its common stock on [            ]. The market price of shares of Walgreens Boots Alliance common stock may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of the shares, regardless of Walgreens Boots Alliance’s actual operating performance. In addition to the other risk factors identified in this “Risk Factors” section, factors that could cause fluctuations in the price of the shares include:

•	actual or anticipated variations in quarterly operating results and the results of competitors;

•	changes in financial estimates by Walgreens Boots Alliance or by any securities analysts that might cover Walgreens Boots Alliance;

•	conditions or trends in the industry, including regulatory changes or changes in the securities marketplace;

•	announcements by Walgreens Boots Alliance or its competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of Walgreens Boots Alliance’s operations or lawsuits filed against it;

•	additions or departures of key personnel; and

•	issuances or sales of Walgreens Boots Alliance common stock, including sales of shares by its directors and officers or its key investors, including the SP Investors and/or the KKR Investors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document and other publicly available documents, including the documents incorporated herein and therein by reference, and other documents that we file or furnish with the Commission, contain, and our officers and representatives may from time to time make, forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Walgreens, Alliance Boots, Walgreens Boots Alliance, the Transactions and other matters that are based on current expectations, estimates, forecasts and projections about our future performance, our business, our beliefs and our management’s assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, on our website or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls, conference calls and other communications. Statements that are not historical facts are forward-looking statements, including, without limitation, statements regarding our future financial and operating performance, as well as forward-looking information concerning our investment in and acquisition of Alliance Boots and the other arrangements and transactions contemplated by the Purchase and Option Agreement with Alliance Boots and their possible effects, our commercial agreement with AmerisourceBergen Corporation, the arrangements and transactions contemplated by our framework agreement with AmerisourceBergen and Alliance Boots and their possible effects, levels of business with Express Scripts customers, the transactions contemplated by the Reorganization Merger Agreement and the proposed Reorganization, estimates of the impact of developments on our earnings, earnings per share and other financial metrics, network participation, cough/cold and flu season, prescription volume, pharmacy sales trends, prescription margins, number and location of new store openings, vendor, payer and customer relationships and terms, possible new contracts or contract extensions, competition, economic and business conditions, outcomes of litigation and regulatory matters, the level of capital expenditures, industry trends, demographic trends, growth strategies, financial results, cost reduction initiatives, acquisition and joint venture synergies, competitive strengths and changes in legislation or regulations. Readers are further cautioned that any information that is, or that contains or is directly or indirectly derived from, financial forecasts, projections or estimates is based on inherently unpredictable and uncertain underlying assumptions and estimates, and is subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties. See “Risk Factors.” In addition, any such information has not been updated, is not fact and should not be relied upon as being indicative of future results, and readers of this proxy statement/prospectus are cautioned not to rely on this forward-looking financial information, and such information does not purport to present Walgreens’ or Alliance Boots’ operations in accordance with GAAP or IFRS. Neither Walgreens nor Alliance Boots nor any other person intends to update or otherwise revise any such information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to vary materially from those indicated, including, but not limited to, those relating to the Purchase and Option Agreement and other agreements relating to our strategic partnership with Alliance Boots, the Reorganization Merger Agreement and proposed Reorganization, the arrangements and transactions contemplated thereby and their possible effects, our commercial agreement with AmerisourceBergen, the arrangements and transactions contemplated by our framework agreement with AmerisourceBergen and Alliance Boots and their possible effects, the occurrence of any event, change or other circumstance that could give rise to the termination, cross-termination or modification of any of the transaction documents, the potential impact of announcement of the Transactions or consummation of the Transactions on relationships and terms, including with employees, vendors, payers, customers and competitors, risks that legal proceedings may be initiated related to the Transactions, the parties’ ability to realize anticipated synergies and achieve anticipated financial results, tax, and operating results in the amounts and at the times anticipated, risks relating to Walgreens’ and Alliance Boots’ ability to successfully integrate our operations, systems and employees, the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots in connection with strategic transactions, the risks associated with transitions in supply arrangements, the ability to retain key personnel, the risks associated with international business operations, the risks associated with governance and control matters in minority investments, the risks associated with cross-border transactions, changes in financial markets, interest rates, and foreign currency exchange rates, the risks that one or more closing conditions to the Transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions or that the required approvals by Walgreens’ shareholders may not be obtained; the risk of a material adverse change that Walgreens or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the Transactions, risks associated with Walgreens’ ability to timely arrange for and consummate financing for the contemplated Transactions on acceptable terms, the risks associated with potential equity investments in AmerisourceBergen including whether the warrants to invest in AmerisourceBergen will be exercised and the financial consequences thereof, changes in vendor, payer and customer relationships and terms, changes in network participation and reimbursement and other terms, levels of business with Express Scripts customers, the implementation, operation and growth of our customer loyalty program, changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate, competition, risks associated with new business areas and activities, risks associated with acquisitions, joint ventures, strategic investments and divestitures, the ability to realize anticipated results from capital expenditures and cost reduction initiatives, outcomes of legal and regulatory matters, and changes in legislation or regulations or interpretations thereof, and those described in the section titled “Risk Factors” above and in other reports that we file or furnish with the Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected or indicated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, we do not undertake, and expressly disclaim, any duty or obligation to update publicly any forward-looking statement after the date the statement is made, whether as a result of new information, future events, changes in assumptions or otherwise.

MARKET, ECONOMIC AND INDUSTRY DATA

Certain statements regarding Walgreens’ and Alliance Boots’ competitive position are made in this proxy statement/prospectus. Walgreens and Alliance Boots believe these statements to be true based on internal and industry data. The information in this proxy statement/prospectus that has been sourced from independent sources has been accurately reproduced and, as far as Walgreens and Alliance Boots are aware and able to ascertain from the information published by those independent sources, no facts have been omitted that would render the reproduced information inaccurate or misleading. Walgreens and Alliance Boots have not independently verified nor determined the reasonableness of the assumptions used by their compilers. Nor has data from independent sources been audited in any manner.

THE WALGREENS SPECIAL MEETING

This section contains information about the Special Meeting of Walgreens shareholders that has been called to approve the Reorganization and adopt the Reorganization Merger Agreement, and approve the Share Issuance in connection with the Step 2 Acquisition.

Together with this document, Walgreens is sending its shareholders a notice of the Special Meeting and a form of proxy that is solicited by the Board.

The Special Meeting will be held at [            ], at [            ], [            ].m., on [                    ], subject to any adjournments or postponements.

Matters to Be Considered

The following proposals will be considered at the Special Meeting:

•	Item 1 on the Proxy Card—a proposal to approve and adopt the Agreement and Plan of Merger, dated as of [ ], 2014 (the “Reorganization Merger Agreement”), which Walgreens entered into with Walgreens Boots Alliance, a newly formed Delaware corporation and wholly owned subsidiary of Walgreens, and Merger Sub, a newly formed Illinois corporation and wholly owned subsidiary of Walgreens Boots Alliance, pursuant to which Merger Sub will merge with and into Walgreens (the “Reorg Merger”) and Walgreens will survive the Reorg Merger as a wholly owned subsidiary of Walgreens Boots Alliance, and to approve and adopt the Reorg Merger and the Reorganization (the “Reorganization Proposal”);

•	Item 2 on the Proxy Card—a proposal to approve the issuance, in a private placement, of shares of (A) if the Reorganization Proposal is approved and the Reorganization completed, Walgreens Boots Alliance common stock or (B) if the Reorganization Proposal is not approved or the Reorganization otherwise not completed, Walgreens common stock, in either case to the Sellers in connection with the completion of the Step 2 Acquisition, and in either case which is currently expected to be 144,333,468 shares, subject to potential adjustment (the “Share Issuance Proposal”);

•	Item 3 on the Proxy Card—a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate to solicit additional proxies if there are not sufficient votes to approve and adopt the Reorganization Proposal or the Share Issuance Proposal (the “Adjournment Proposal”); and

•	such other business as may properly come before the Special Meeting and any adjournment or postponement thereof.

The Board recommends that you vote “FOR” the Reorganization Proposal; “FOR” the Share Issuance Proposal; and “FOR” the Adjournment Proposal. For a discussion of interests of Walgreens’ directors and executive officers in the Transactions that may be different from, or in addition to, the interests of Walgreens shareholders generally, see the section entitled “The Transactions—Walgreens’ Directors and Executive Officers May Have Financial Interests in the Transactions” beginning on page [    ].

Proxies

Shareholders of Record: If you are a shareholder of record, you may vote in person at the Special Meeting or by one of the following methods:

•	By Mail. Complete, sign and date the enclosed proxy card and return it in the prepaid envelope provided;

•	By Telephone. Call the toll-free telephone number set forth on the proxy card, [ ], and follow the recorded instructions; or

•	By Internet. Access the secure Internet website registration page identified on the proxy card and follow the instructions.

Please refer to the specific instructions set forth on the proxy card you received.

Please note that the Internet and telephone voting facilities for shareholders of record will close at [            ] on [            ]. The individuals named as proxies on the proxy card will vote your shares in accordance with your instructions.

Street Name Shareholders: If your shares are held by a broker, bank or other nominee, you should have received instructions on how to vote or instruct the broker to vote your shares from your broker, bank or other nominee. Please follow their instructions carefully. If you give the broker voting instructions, your shares will be voted as you direct. Street name shareholders may generally vote by one of the following methods:

•	By Mail. If you received a printed copy of the proxy materials, you may vote by signing, dating and returning the voting instruction card sent to you by your broker, bank or other nominee in the pre-addressed envelope provided;

•	By Methods Listed on Voting Instruction Card. Please refer to your voting instruction card or other information provided by your broker, bank or other nominee to determine whether you may vote by telephone or electronically on the Internet, and follow the instructions on the voting instruction card or other information provided by the record holder; or

•	In Person with a Proxy from the Record Holder. A street name shareholder who wishes to vote at the Special Meeting will need to obtain a legal proxy from his or her brokerage firm, bank or other nominee and present that proxy and proof of identification at the Special Meeting to vote. Please consult the voting instruction card provided to you by your broker, bank or other nominee to determine how to obtain a legal proxy in order to vote in person at the Special Meeting.

All shares that have been properly voted and not revoked will be voted at the Special Meeting. The proxy confers discretionary authority to the persons named in the proxy, or their substitutes, to vote on any other business that may properly come before the meeting.

You may revoke any proxy at any time before it is voted by:

•	signing and returning a proxy card with a later date, or by submitting another proxy via the Internet or by telephone;

•	delivering a written revocation letter to the Secretary of Walgreens; or

•	attending the Special Meeting in person, notifying the Secretary and voting by ballot at the Special Meeting.

Any shareholder entitled to vote in person at the Special Meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying Walgreens’ Secretary and voting by ballot) of a shareholder at the Special Meeting will not constitute revocation of a previously given proxy.

The mailing address of Walgreens’ Secretary is:

Walgreen Co.

108 Wilmot Road

Deerfield, Illinois 60015

Attention: Corporate Secretary

If you are a beneficial owner of shares, you may submit new voting instructions by timely contacting your bank, broker, nominee or other holder of record in accordance with that entity’s procedures. You may also vote in person at the Special Meeting if you obtain a legal proxy.

All shares represented by valid proxies that Walgreens receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Reorganization Proposal; “FOR” the Share Issuance Proposal; and “FOR” the Adjournment Proposal. The Board is not currently aware of any business to be acted upon at the Special Meeting other than the matters described in this document. If, however, other matters are properly brought before the Special Meeting, the persons appointed as proxies will have discretion to vote or act on those matters as in their judgment is in the best interest of Walgreens and its shareholders.

Solicitation of Proxies

Walgreens will bear the costs and expenses incurred in connection with the filing, printing and mailing of this document, and the costs and expenses incurred in connection with the retention of any information agent or other service provider in connection with the Transactions. This proxy solicitation is being made by Walgreens on behalf of the Board. Walgreens has retained Innisfree M&A Incorporated to assist in the solicitation of proxies. For these services, Walgreens will pay Innisfree M&A Incorporated a fee of approximately $[        ] and reimburse it for certain out-of-pocket disbursements and expenses. In addition to this mailing, proxies may be solicited by directors, officers or employees of Walgreens or its affiliates in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.

Record Date

The close of business on [            ] has been fixed as the record date for determining the Walgreens shareholders entitled to receive notice of and to vote at the Special Meeting. At that time, approximately [            ] shares of Walgreens common stock were outstanding and held by approximately [            ] holders of record.

Who Is Eligible to Vote

Only Walgreens shareholders of record at the close of business on the record date will be entitled to vote at the Special Meeting. Each share of Walgreens common stock is entitled to one vote. As of the record date, there were approximately [            ] shares of Walgreens common stock entitled to vote at the Special Meeting.

Voting Rights and Vote Required

The presence at the Special Meeting of the holders, present in person or represented by proxy, of a majority of the shares of Walgreens common stock entitled to vote at the Special Meeting is necessary to constitute a quorum. Abstentions and any broker non-votes will be counted for the purpose of determining whether a quorum is present.

Under applicable Illinois law and the Walgreens articles of association, the affirmative vote of the holders of at least a majority of the outstanding shares of Walgreens common stock entitled to vote as of the record date is required to approve the Reorganization Proposal. Any adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the Reorganization Proposal and/or the Share Issuance Proposal requires the affirmative vote of holders of a majority of the shares of Walgreens common stock present at the Special Meeting, in person or by proxy, and entitled to vote, whether or not a quorum exists. Because the required vote to approve the Reorganization Proposal is based upon the number of shares of Walgreens common stock issued and outstanding on the record date and entitled to vote, and the required vote for the Adjournment

Proposal is based upon the number of shares of Walgreens common stock held by shareholders present, in person or by proxy, and entitled to vote, and not the number of shares of Walgreens common stock that are actually voted, abstentions and any broker non-votes will have the same effect as a vote cast against such proposals.

Pursuant to applicable NYSE and NASDAQ listing rules, subject to certain limited exceptions, the issuance of shares to certain related parties requires a shareholder vote. Specifically, NYSE Rule 312.03(b)(1) states: “[s]hareholder approval is required prior to the issuance of common stock . . . in any transaction or series of related transactions, to . . . a director, officer or substantial security holder of the company.” Similarly, NASDAQ Rule 5635(a)(2) states: “[s]hareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if .. . . any director, officer or Substantial Shareholder . . . has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock . . . could result in an increase in outstanding common shares or voting power of 5% or more.” Accordingly, a shareholder vote is required to approve the issuance of shares (by either Walgreens Boots Alliance or Walgreens, as applicable) to the SP Investors and the KKR Investors.

In addition, while, as of the date of this document, we have no present intention or plans to do so, it is also possible that we will decide to issue common stock, or securities convertible into common stock, in a public or private offering to finance the Step 2 Acquisition. Any such issuance may be considered part of the Step 2 Acquisition for purposes of the NYSE and NASDAQ shareholder approval requirements. Your approval of the Share Issuance Proposal will constitute approval of the use of shares for such a financing.

Approval of the Share Issuance Proposal requires a majority of the votes cast on the Share Issuance Proposal at the Special Meeting. Only those votes cast “for,” “against” or “abstain” with respect to the Share Issuance Proposal are counted and, accordingly, a failure to provide your broker instructions will have no effect on the vote to approve the Share Issuance Proposal. An abstention will have the same effect as a vote cast against the Share Issuance Proposal.

As of the record date, and including the SP Investors and the KKR Investors, directors and executive officers of Walgreens and its affiliates had the right to vote approximately [            ] shares of Walgreens common stock, or [    ]% of the outstanding shares of Walgreens common stock at that date.

Shareholders Agreement

Each of the SP Investors and the KKR Investors are parties to the Shareholders Agreement with Walgreens. Among other things, the Shareholders Agreement provides that for so long as the SP Investors and the KKR Investors continue to meet certain Walgreens common stock ownership thresholds and subject to certain other conditions, the SP Investors and the KKR Investors, respectively, will each be entitled to designate one nominee to the Board for inclusion in Walgreens’ slate of directors. With respect to the designation right of the SP Investors and Mr. Pessina as such designee, Walgreens has waived and agreed to take all necessary and appropriate action to continue to waive any mandatory retirement age policy otherwise applicable to membership on the Board. The SP Investors and the KKR Investors have agreed, for so long as the SP Investors have the right to designate the SP Investor Designee (or Mr. Pessina continues to serve as Executive Chairperson or Chief Executive Officer of Alliance Boots or is otherwise involved in an operational or management role at Alliance Boots or Walgreens) and for so long as the KKR Investors have the right to designate the KKR Investor Designee, respectively, to vote all of their shares of Walgreens common stock in accordance with the Board’s recommendation on matters submitted to a vote of Walgreens’ shareholders. As of [            ], the SP Investors owned approximately [    ]%, and the KKR Investors owned approximately [    ]%, of the outstanding shares of Walgreens common stock.

Nomination and Support Agreement

On September 5, 2014, Walgreens and JANA entered into the Nomination and Support Agreement pursuant to which, among other things, on September 5, 2014, Barry Rosenstein of JANA was appointed to the Board. In addition, Walgreens agreed to nominate Mr. Rosenstein for election to the Board at the 2015 annual meeting of shareholders of Walgreens (or, upon completion of the Reorg Merger, of Walgreens Boots Alliance), subject to the terms and conditions set forth in the Nomination and Support Agreement. Under the Nomination and Support Agreement, among other things, until the later of (a) forty-five days prior to the advance notice deadline for the 2016 annual meeting of shareholders and (b) fifteen days after Mr. Rosenstein or another JANA designee is no longer a member of the Board, JANA has agreed to, and to cause its affiliates and controlled associates to, vote all shares owned beneficially or of record, and that they are entitled to vote, in favor of all incumbent directors nominated by the Board and in accordance with the Board’s recommendation on any other proposals or business that comes before any shareholders meeting, including the Transactions, other than certain specified matters. The Standstill Period is subject to early termination in the event of an uncured material breach of the Nomination and Support Agreement by Walgreens, and will be extended if we voluntarily agree to nominate Mr. Rosenstein at the 2016 annual meeting of shareholders, and any successive annual meeting of shareholders, and Mr. Rosenstein agrees to serve as a director nominee. As of September 5, 2014, JANA and its affiliates and controlled associates beneficially owned approximately 1.3% of the outstanding shares of Walgreens common stock.

Attending the Meeting

All Walgreens shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Special Meeting in person. Walgreens shareholders of record can vote in person at the Special Meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Special Meeting. If you plan to attend the Special Meeting in person, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. Walgreens reserves the right to refuse admittance to anyone without both proper proof of share ownership and proper photo identification.

Adjournments and Postponements

The Special Meeting may be adjourned upon the affirmative vote of the holders of a majority of the shares of Walgreens common stock present at the Special Meeting, in person or by proxy, and entitled to vote, whether or not a quorum exists. The Special Meeting may be adjourned without notice other than announcement at the Special Meeting.

In addition, at any time prior to convening the Special Meeting, the Board may postpone the Special Meeting without the approval of Walgreens’ shareholders. If postponed, Walgreens will publicly announce the new meeting date. Similar to adjournments, any postponement of the Special Meeting for the purpose of soliciting additional proxies will allow Walgreens shareholders who have already sent in their proxies to revoke them at any time prior to their use.

THE TRANSACTIONS

General Description of the Transactions

The Reorganization

The terms and conditions of the Reorganization are contained in the Reorganization Merger Agreement, which is attached as Annex A to this document. Please carefully read the Reorganization Merger Agreement as it is the legal document that governs the proposed Reorganization.

In the Reorganization, Merger Sub, a newly formed Illinois corporation and wholly owned subsidiary of Walgreens Boots Alliance (which, in turn, is a wholly owned subsidiary of Walgreens), will merge with and into Walgreens and Walgreens will survive the Reorg Merger as a wholly owned subsidiary of Walgreens Boots Alliance.

In the Reorganization, your existing shares of Walgreens common stock will be converted automatically into shares of Walgreens Boots Alliance common stock on a one-for-one basis. You will own the same number of shares of Walgreens Boots Alliance common stock as you own of Walgreens common stock immediately prior to the completion of the Reorganization, and, after taking into account the completion of the Step 2 Acquisition, your shares will represent the same ownership percentage of Walgreens Boots Alliance as you would have of Walgreens immediately following the completion of the Step 2 Acquisition without the Reorganization. As a shareholder of a public Delaware corporation (i.e., Walgreens Boots Alliance) your rights will vary in some respects from your rights as a shareholder of Walgreens, an Illinois corporation. See “Description of Walgreens Boots Alliance Capital Stock” and “Comparison of Shareholder Rights Before and After the Reorganization.”

The Step 2 Acquisition

The terms and conditions of the Step 2 Acquisition are contained in the Purchase and Option Agreement (the unamended Purchase and Option Agreement is attached as Annex B-1 to this document and the Amendment is attached as Annex B-2 to this document). Please carefully read the Purchase and Option Agreement as it is the legal document that governs the proposed Step 2 Acquisition.

The Board, after careful consideration, has determined that it is in the best interests of Walgreens and its shareholders to exercise the Call Option under the Purchase and Option Agreement to acquire the remaining 55% of Alliance Boots that Walgreens does not currently own, for £3.133 billion in cash, payable in British pounds sterling, and 144,333,468 shares of Walgreens Boots Alliance common stock (or Walgreens common stock, as applicable), subject to certain potential specified adjustments described further in this proxy statement/prospectus. The shares issued pursuant to the Step 2 Acquisition will be issued in a transaction exempt from the registration requirements of the Securities Act and, accordingly, will not be registered pursuant to the registration statement of which this proxy statement/prospectus forms a part. On August 5, 2014, Walgreens, through an indirect wholly owned subsidiary of Walgreens to which Walgreens previously had assigned its rights to the Call Option, exercised the Call Option.

Generally

The Reorganization is conditioned upon, and will not be completed unless, the Share Issuance and the Step 2 Acquisition are completed immediately following the completion of the Reorganization, even if the requisite number of shareholders vote in favor of the Reorganization Proposal. The Share Issuance and the Step 2 Acquisition are not conditioned on the completion of the Reorganization. If (i) the Share Issuance Proposal is approved and certain conditions to closing set forth in the Purchase and Option Agreement are satisfied or (to the extent permitted by applicable law) waived, and (ii) the Reorganization Proposal is not approved, or the Reorganization is otherwise not completed due to the failure of certain conditions to closing set forth in the Reorganization Merger Agreement to be satisfied (or, to the extent permitted, waived), the termination of the

Reorganization Merger Agreement, or otherwise, the Share Issuance and Step 2 Acquisition will be completed through the issuance of shares of Walgreens (rather than Walgreens Boots Alliance) common stock.

Based upon the estimated number of shares of Walgreens common stock that will be outstanding immediately prior to the consummation of the Reorganization and the Step 2 Acquisition (and assuming no additional equity financing transaction), upon completion of the Step 2 Acquisition, and regardless of whether or not the Reorganization is completed, holders of Walgreens common stock immediately prior to the Step 2 Acquisition (including the Sellers and their affiliates, to the extent of their ownership of Walgreens common stock immediately prior to the Step 2 Acquisition), in the aggregate, will hold approximately [    ]% of the outstanding shares of the combined company. Based on Alliance Boots’ net debt as of March 31, 2014, upon completion of the Step 2 Acquisition, Walgreens Boots Alliance (or Walgreens, as applicable) will assume approximately $£5.7 billion of net debt (equivalent to approximately $9.5 billion based on exchange rates as of March 31, 2014).

Background of the Transactions

On August 2, 2012, Walgreens completed the initial investment contemplated by the Purchase and Option Agreement, which resulted in the acquisition by Walgreens of 45% of the issued and outstanding share capital of Alliance Boots in exchange for $4.025 billion in cash and 83,392,670 shares of Walgreens common stock. The Purchase and Option Agreement also provided that at any time during the period beginning on February 2, 2015 and ending on August 2, 2015 (referred to in this discussion as the option exercise period), Walgreens would have the right to exercise the Call Option to complete the Step 2 Acquisition in exchange for £3.133 billion in cash, payable in British pounds sterling, and 144,333,468 shares of Walgreens common stock, subject to certain potential specified adjustments. As announced in June 2012, the two-step transaction structure was designed to allow synergies to be realized by the respective management teams of Walgreens and Alliance Boots working closely together on key projects, while progressing to full integration in approximately three years. Walgreens and Alliance Boots believed that this transaction structure would maximize the potential for value creation, while minimizing the initial business disruption and allowing time for thoughtful integration planning.

Since the closing of the First Step Acquisition, Walgreens and Alliance Boots have engaged in various commercial transactions and arrangements from time to time in connection with initiatives intended to help realize potential synergies across both companies. The two companies have also engaged in significant collaboration and planning in contemplation of Walgreens’ potential exercise of the Call Option in 2015. In 2012, Walgreens and Alliance Boots established WBAD, a 50/50 global sourcing joint venture. Walgreens and Alliance Boots also implemented and pursued initiatives focused on (1) the sharing of best practices across both organizations, (2) exploring potential front-end merchandising opportunities, including the roll-out of certain Boots products in Walgreens stores in select United States markets, and (3) exchanging key management talent and knowledge, including through the secondment of both Alliance Boots executives to Walgreens and Walgreens executives to Alliance Boots. See “Other Agreements and Arrangements.” In addition, pursuant to the Shareholders Agreement, since August 2, 2012, Stefano Pessina, the Executive Chairman of Alliance Boots, and Dominic Murphy, a partner of KKR, have been members of the Board; and pursuant to the AB Shareholders Agreement, since August 2, 2012, Walgreens executives, including Gregory D. Wasson, Walgreens President and Chief Executive Officer, Thomas J. Sabatino, Walgreens Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer, and Robert Zimmerman, Walgreens Senior Vice President of International and International Chief Administration Officer (until April 2014), have served on the board of Alliance Boots.

In addition, on March 19, 2013, Walgreens, in conjunction with Alliance Boots, announced various agreements and arrangements with AmerisourceBergen Corporation, including a ten-year pharmaceutical distribution agreement between Walgreens and ABC pursuant to which Walgreens will purchase branded and generic pharmaceutical products from ABC, an agreement providing ABC the ability to access generics and related pharmaceutical products through WBAD, and agreements and arrangements pursuant to which Walgreens and Alliance Boots together have the right, but not the obligation, to purchase a minority equity position in ABC and gain associated representation on ABC’s board of directors in certain circumstances. See “Other Agreements and Arrangements—AmerisourceBergen Arrangements and Transactions.”

During late calendar 2013 and early calendar 2014, on the basis of the successful collaboration and joint value creation with Alliance Boots to date, Walgreens management, together with Walgreens’ financial and legal advisors began to explore, on a preliminary basis, the possibility of accelerating the option exercise period to potentially complete the full combination of Alliance Boots with Walgreens sooner than originally anticipated. Walgreens’ management team and advisors discussed and evaluated a number of factors in connection with this preliminary exercise, including the potential market, strategic and financial advantages and disadvantages associated with a potential acceleration of the Step 2 Acquisition, including (i) the current and expected interest rate and currency exchange rate environments, (ii) the macroeconomic and regulatory conditions in European and other markets in which Alliance Boots operates, (iii) the ability to solidify and accelerate full strategic alignment between the Walgreens Board and senior management with Alliance Boots senior management, (iv) the current and expected business and operational performance of each of Walgreens and Alliance Boots, both on a combined and standalone basis, (v) the potential for accelerating full synergy capture across the combined business, (vi) the impact, both externally and internally at both companies, of a prolonged period of uncertainty regarding whether Walgreens would exercise the Call Option, (vii) the associated perceived “cost” to Walgreens, of exercising the Call Option on an accelerated basis, including from foregoing any remaining “option value” of the Call Option structure, the opportunity cost of cash from accelerating the payment of the cash portion of the Step 2 Acquisition consideration and additional dividend payments from accelerating the issuance of the stock portion of the Step 2 Acquisition consideration, (viii) the current and expected levels of Alliance Boots debt and associated financing requirements of Walgreens in connection with the Step 2 Acquisition, and (ix) the current expected timelines associated with ensuring that the combined company would be ready to complete the transaction based on the companies’ integration plan.

Throughout the period following the closing of the First Step Acquisition and into early calendar 2014, the Board was informed and updated by management on a periodic basis, including regarding management’s assessment as to the merits of moving forward towards a full combination pursuant to an eventual exercise of the Call Option, the progress being made with Alliance Boots and its management team in respect of ongoing synergy and integration initiatives, management’s ongoing analysis of the technical, legal and financial (including financing) requirements in connection with an eventual closing of the Step 2 Acquisition should the Board determine to exercise the Call Option, including key considerations to ensure that Walgreens would be in a position to effectively operate the combined businesses without disruption from and after closing, and the potential costs and benefits associated with potentially accelerating the option exercise period. These discussions also included consideration of the optimal corporate structure for the combined company following the Step 2 Acquisition, focused on evaluating a potential U.S. holding company structure whereby Walgreen Co. (and Alliance Boots) would become direct and/or indirect subsidiaries of a newly formed public holding company, which management believed would provide greater flexibility to the combined company in connection with future operational and financing activities.

During this period, Walgreens management also engaged in periodic discussions with representatives of Alliance Boots and the Sellers regarding the possibility of Walgreens exercising the Call Option and the potential timing thereof. These discussions focused on advancing the companies’ ongoing integration and synergy capture activities, including in part to prepare the companies for a potential full combination, and, at a preliminary level, the potential timing of Walgreens exercising the Call Option, including the possibility of working to satisfy all legal and regulatory conditions to closing in advance of the existing option exercise period in order to permit Walgreens to exercise the Call Option and close the Step 2 Acquisition early during the option exercise period.

During the remainder of the first calendar quarter of 2014 and into the second calendar quarter of 2014, representatives of Walgreens and the Sellers continued periodic discussions regarding planning for, and the possible timing of, the exercise of the Call Option and the closing of the Step 2 Acquisition. During this time,

Walgreens also began a comprehensive due diligence review and evaluation of Alliance Boots and its businesses, including from operational, financial, accounting, tax, human resources, legal, regulatory, compliance, pension, commercial and market perspectives with the view to making a decision as to whether or not to exercise the Call Option (regardless of whether or not the timing thereof would be accelerated).

During the course of these discussions, and in the context of discussing the possibility of an accelerated transaction, the parties—together with their respective tax, legal and financial advisors—also explored, over the course of several months leading into and including July 2014, the possibility of structuring the Step 2 Acquisition as a so-called “inversion” transaction. Walgreens, together with Alliance Boots and their respective advisors, over the course of numerous meetings and conversations, discussed the respective parties’ assessment as to the benefits and risks associated with an inversion and whether, and under what circumstances, the Step 2 Acquisition contemplated by the Purchase and Option Agreement could be restructured as an inversion in technical and legal compliance with current U.S. federal tax law. From a technical viability perspective, as an initial matter, the parties agreed that the Step 2 Acquisition as contemplated by the Purchase and Option Agreement would not permit an inversion. Accordingly, during this period, the parties and their respective advisors discussed and explored whether and on what terms various alternative transaction structures would provide the requisite and customary level of confidence for transactions of this nature of withstanding IRS review and scrutiny. During this time, Walgreens and its advisors also closely studied many other considerations with respect to a potential inversion transaction, including the potential financial benefits (and their sustainability) of an inversion to Walgreens and its shareholders, the ongoing public reaction and debate surrounding inversion transactions and Walgreens’ unique role as an iconic American consumer retail company with a major portion of its revenues derived from government-funded reimbursement programs.

On May 28, 2014, the Walgreens Board met to consider and discuss the Step 2 Acquisition and Walgreens’ potential exercise of the Call Option. Present at the meeting were Mr. Wasson, Mr. Miquelon, Mr. Sabatino and other members of Walgreens management, as well as representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), legal advisor to Walgreens in connection with the Step 2 Acquisition, Goldman Sachs financial advisor to Walgreens in connection with the Step 2 Acquisition, and other legal, public relations and tax advisors to Walgreens. At the meeting, Walgreens management provided the Board with an update regarding the ongoing work in connection with evaluating and preparing for the potential Step 2 Acquisition, including the due diligence and integration workstreams and the evaluation of the potential benefits and costs of accelerating the transaction, in this regard discussing the potential benefits, including the acceleration of synergy capture, the ability to respond more quickly to industry developments, potentially reduced interest rate and foreign exchange risks related to the required financing, and increased employee morale from removing uncertainty, as well as the potential costs, including the opportunity cost of cash from accelerating the payment of the cash portion of the Step 2 Acquisition consideration, additional dividend payments from accelerating the issuance of the stock portion of the Step 2 Acquisition consideration, and the loss of “option value” once the Call Option is exercised.

Walgreens management then turned to a discussion of the potential structures for the combined company, including a potential U.S. holding company structure as well as the possibility of an inversion transaction, and an overview of the work and analysis being conducted by Walgreens management and advisors with respect to a potential inversion, including analyses relating to (1) legal and technical viability, (2) the potential economic and business benefits (including sustainability) and risks, (3) potential public and consumer response, (4) potential political or legislative response and (5) the risks associated with a potential IRS challenge.

Following a lengthy discussion, Walgreens management continued by describing for the Board the current progress and ongoing processes in respect of due diligence (including Walgreens’ focus on Alliance Boots’ current and expected market performance relative to initial expectations, as well as changes to market and regulatory conditions, particularly those that impact profit margins, and the realization of synergies), integration planning and transaction execution planning in preparation for a potential exercise of the Call Option. At the meeting, the Walgreens Board expressed its desire to continue to advance the workstreams in connection with evaluating and preparing for the potential exercise of the Call Option, including further exploring the optimal timing and structure in connection with the potential transaction.

Over the next several weeks, representatives of Walgreens and Alliance Boots continued their joint work on integration and transition planning. During this time, as described above, representatives of Walgreens and Alliance Boots, together with their respective advisors, also continued to explore and evaluate the technical viability of a restructured transaction structured as an inversion. During the course of these discussions, Walgreens management continued to apprise Board members regarding the progress of these discussions and, in early July, in light of the potentially significant business, financial, legal and competitive implications of an inversion, and the inherently difficult and complex nature of the questions being addressed, and with the agreement of Alliance Boots and the Sellers, the Board established an ad-hoc transaction committee of the Board (the “Transaction Committee”), comprised solely of independent directors, with a mandate to independently evaluate potential alternative transaction structures and conduct an in-depth review of the opportunities, risks and complexities associated with an inversion, all with the assistance of separate, independent tax counsel. The Transaction Committee was comprised of directors William C. Foote, who chaired the committee, Nancy M. Schlichting and David J. Brailer, MD, and hired Lowell D. Yoder, head of the U.S. and International Tax Practice Group of McDermott Will & Emery LLP, as its independent tax counsel. During the month of July, the Transaction Committee met several times, including with Walgreens management and its advisors and, separately, with Alliance Boots management and its advisors, and on July 21, 2014, presented its conclusions and recommendation to the full Board.

On June 24, 2014, Walgreens management gave a conference call to present its financial results for the third quarter of fiscal 2014. In the course of that presentation, and in an accompanying press release, Walgreens management announced that the Board was moving forward toward consideration of the second step in the Walgreens-Alliance Boots strategic transaction, including determination of timing and structure, combined management teams, cost reduction initiatives and potential changes in the Walgreens’ future capital structure. At the same time, Walgreens announced that, as a result of the many considerations linked to the Step 2 Acquisition and current business performance, it was withdrawing its fiscal year 2016 goals that were previously announced in 2012. Walgreens announced that it expected to provide a new set of goals and metrics for the proposed combined company during an investor call expected to occur by late July or early August.

At a July 9, 2014 meeting of the Walgreens Board, the Board again considered and discussed the Step 2 Acquisition and Walgreens’ potential exercise of the Call Option. Present at the meeting were Messrs. Wasson, Miquelon and Sabatino, as well other members of Walgreens management. During an executive session of the meeting, during which Messrs. Pessina and Murphy, as Board designees of the SP Investors and the KKR Investors, respectively, were excused, Walgreens management informed the Board as to the results of Walgreens’ due diligence process. Walgreens management discussed that, consistent with the two-step transaction envisioned by the Purchase and Option Agreement, Walgreens had used the period since the closing of the First Step Acquisition to confirm the financial and strategic rationale supporting the transaction with Alliance Boots, and recalled for the Board that Walgreens entered into the transaction based upon the expected benefits to Walgreens’ core business through complementary capabilities and the diversification of Walgreens’ profit pools from both a geographic and business model perspective, and, financially, based upon the expectation that the transaction would create value through purchasing and other synergies and by adding strong businesses and brands to a strengthened combined company. Walgreens management reported their conclusion that Walgreens’ experience to date had validated the strategic foundation for the transaction, as evidenced by, among other things, the success of the WBAD joint venture. Walgreens management then described for the Board the results of the comprehensive due diligence process on each of Alliance Boots’ core businesses, including both the retail health and beauty business and the wholesale business, as well as with respect to legal, regulatory, compliance, human resources, pension and tax matters. A lengthy discussion ensued, including various questions and discussion from and among the Board members and management representatives regarding Alliance Boots’ current and expected market performance relative to initial expectations, as well as changes to market and regulatory conditions, and their potential impact on profit margins and synergies.

Walgreens management then provided the Board with an update regarding the progress made and ongoing workstreams related to the optimal timing of, and potential structure to be used in connection with, the Step 2 Acquisition should the Board determine to exercise the Call Option. Walgreens management discussed that Walgreens had publicly disclosed its expectation that it would provide an update regarding the Step 2 Acquisition timing and structure either in late July or early August 2014. Walgreens management then described for the Board its recommendation that the benefits of completing the transaction as quickly as possible, including (1) removing remaining barriers to progress by enabling both companies to focus on moving forward to aggressively drive business performance and capture additional opportunities, (2) allowing for synergy pull-forward and strategic flexibility to respond more quickly to industry developments, (3) removing uncertainty in the investor and analyst community, (4) providing clarity to employees by alleviating growing anxiety about their roles in the combined company and (5) potentially reducing interest rate and foreign exchange rate risk, outweighed the potential risks, which management viewed as manageable, including accelerating the contemplated timetable for integration planning. Walgreens management and the Board also discussed that accelerating the option exercise period in order to exercise the Call Option on the current Purchase and Option Agreement terms would require an amendment agreed to by the Sellers and it was not yet certain whether the Sellers would agree to such an amendment.

Following further discussion, Walgreens management continued by describing for the Board the current status of the workstreams and discussions with respect to the optimal transaction structure for purposes of combining Walgreens and Alliance Boots. Walgreens management reconfirmed its recommendation that, under the current Purchase and Option Agreement, the optimal structure would involve the creation of a U.S. holding company, but that, as discussed at previous meetings of the Board, extensive work and analysis was continuing with respect to the feasibility and advisability of a potential inversion through a restructured transaction that would both provide the requisite and customary level of confidence of withstanding IRS review and scrutiny and otherwise be in the best interests of Walgreens and its shareholders in light of all relevant factors and considerations. Following extensive discussion regarding the ongoing analyses with respect to a potential inversion, including the formation of the Transaction Committee, management further provided the Board with an update regarding the progress and planning around the integration workstream in anticipation of a potential full combination, and discussed with the Board management’s views and planning around the combined company capital structure and financing arrangements and plans in connection with the Step 2 Acquisition and refinancing of Alliance Boots’ existing long-term debt.

Following further discussion, the Board and management concluded that management should continue to aggressively advance all workstreams in preparation for the potential exercise of the Call Option, including transaction timing and structure, integration planning and capital structure.

Following the July 9 meeting of the Walgreens Board, Walgreens management, assisted by its external financial and legal advisors, continued to advance discussions with representatives of the Sellers with respect to both a potential acceleration of the option exercise period and the optimal corporate structure for the combined company. During the course of these discussions, Walgreens management concluded that, despite good faith efforts by all sides, the parties would not be able to arrive at an inversion structure that provided Walgreens with the requisite level of confidence of withstanding potentially extensive IRS review and scrutiny.

On July 28, 2014, following conversations between representatives of Walgreens and the Sellers, Wachtell Lipton delivered an initial draft of an amendment to the Purchase and Option Agreement to Darrois Villey Maillot Brochier (“Darrois”), legal counsel for Alliance Boots, and Simpson Thacher & Bartlett LLP (“Simpson Thacher”), legal counsel for KKR, providing for an acceleration of the option exercise period to August 2014 and contemplating a simultaneous exercise of the Call Option on otherwise the same terms as the existing Purchase and Option Agreement in all material respects. Over the course of the next several days, representatives of Wachtell Lipton, Darrois and Simpson Thacher exchanged several drafts of, and engaged in several conversations regarding certain technical aspects of, the proposed amendment.

On July 30, 2014, the Walgreens Board again met to discuss the timing, structure and other aspects of the potential Step 2 Acquisition. Present at the meeting were Messrs. Wasson, Miquelon and Sabatino, and other members of the Walgreens management team, as well as representatives of Wachtell Lipton, Goldman Sachs and Lazard, also engaged as financial advisor to Walgreens. During the meeting, management and the Board discussed the conclusions and recommendation of the Transaction Committee and that, despite significant and good faith efforts on all sides, involving various specific revised transaction structures and terms, the parties were unable to reach consensus with respect to an inversion structure that provided Walgreens with the requisite level of confidence of withstanding potentially extensive IRS review and scrutiny. Accordingly, management reviewed for the Board its continued recommendation that the optimal structure under the Purchase and Option Agreement involved a newly formed U.S. holding company. Management also discussed with the Board the transaction process to date, including the due diligence process and results, the extensive analysis regarding the benefits and risks associated with an acceleration of the option exercise period, and the continued expected compelling value to Walgreens and its shareholders from completing the Step 2 Acquisition, including the strategic and financial rationale supporting a full combination, and the ability to build on value already recognized and to benefit from complementary capabilities, business model and profit pool diversification, and procurement and other synergy potential. Walgreens management also described for the Board the current negotiations with Alliance Boots regarding the proposed amendment to the Purchase and Option Agreement to provide for an accelerated exercise of the Call Option but otherwise on the existing terms of the Purchase and Option Agreement.

Walgreens management then described for the Board the planning around the combined company capital structure and financing arrangements and plans in connection with the Step 2 Acquisition and refinancing of Alliance Boots’ existing long-term debt, and provided an overview of the investor relations and communications planning prepared by management and Walgreens’ advisors should the Board determine to announce an accelerated exercise of the Call Option. Extended discussion ensued, including as to the tentative plans, subject to Board approval and agreement with the Sellers on an amendment to the Purchase and Option Agreement, to announce on an August 6 analyst conference call the exercise of the Call Option to complete the Step 2 Acquisition. Representatives of Wachtell Lipton then provided the Walgreens directors with an overview of their fiduciary duties in connection with the Step 2 Acquisition and Call Option, and representatives of Goldman Sachs and Lazard separately reviewed certain financial aspects of the Step 2 Acquisition and Call Option and discussed with the directors the respective financial analyses they would expect to be in a position to provide to the Board should the Board determine to exercise the Call Option in connection with the August 6 analyst conference call.

During the course of the following week, representatives of Wachtell Lipton, Darrois and Simpson Thacher continued to exchange drafts and discuss various technical and other terms of the proposed amendment to the Purchase and Option Agreement.

On August 5, 2014, the Board met, with Messrs. Wasson and Sabatino and other members of the Walgreens management team, as well as representatives of Wachtell Lipton, Goldman Sachs and Lazard, in attendance. At the meeting, management reported to the Board that negotiations with the Sellers regarding the amendment had been completed, permitting the early exercise of the Call Option. Management also provided the directors with an overview of the contemplated (subject to Board approval) August 6 announcement of the exercise of the Call Option, and discussed that the Step 2 Acquisition would be expected to be completed in the first calendar quarter of 2015. Members of the management team also provided the Board with a further overview of the transaction process to date, as well as the reports and recommendations discussed at prior meetings of the Board regarding the decision to exercise the Call Option, the costs and benefits of acceleration, the optimal transaction structure, and the expected capital structure and financing arrangements and plans.

At this meeting, representatives of Goldman Sachs reviewed with the Board Goldman Sachs’ financial analysis of the Call Option and Step 2 Acquisition, and delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion, dated August 5, 2014, addressed to the Board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth therein, the consideration to be paid by an indirect wholly owned subsidiary of Walgreens to acquire the Second Step

Company Shares pursuant to the Purchase and Option Agreement was fair from a financial point of view to Walgreens. Also at this meeting, representatives of Lazard reviewed with the Board Lazard’s financial analysis of the Call Option and Step 2 Acquisition, and delivered its oral opinion to the Board, subsequently confirmed in writing, that, as of August 5, 2014, based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in the opinion, the consideration to be paid by Walgreens to exercise the Call Option was fair, from a financial point of view, to Walgreens. Representatives of Wachtell Lipton provided the directors with an overview of their fiduciary duties in connection with the determination as to whether to exercise the Call Option.

At the conclusion of the meeting, the Walgreens Board (excluding Messrs. Pessina and Murphy) unanimously approved the amendment to the Purchase and Option Agreement and the exercise of the Call Option and recommended that the Walgreens shareholders approve the Share Issuance and Reorganization.

Following the meeting, on August 5, 2014, the parties executed the amendment to the Purchase and Option Agreement, pursuant to which Walgreens exercised the Call Option. The exercise of the Call Option was announced on the morning of August 6, 2014 in a press release and related investor presentation issued by Walgreens.

Recommendation of the Board; Reasons for the Recommendation to Walgreens Shareholders by the Board

Recommendation of the Board

The Board has approved the Reorganization Merger Agreement and recommends that you vote “FOR” the Reorganization Proposal; “FOR” the Share Issuance Proposal; and “FOR” the Adjournment Proposal. For a discussion of interests of Walgreens’ directors and executive officers in the Transactions that may be different from, or in addition to, the interests of Walgreens shareholders generally, see the section entitled “—Walgreens’ Directors and Executive Officers May Have Financial Interests in the Transactions” beginning on page [    ].

Reasons for the Recommendation to Walgreens Shareholders by the Board

After careful consideration, the Board determined that it is in the best interests of Walgreens and its shareholders to exercise the Call Option, and on August 5, 2014, pursuant to the Amendment, the Call Option became exercisable by Walgreens and Walgreens, through an indirect wholly owned subsidiary, exercised the Call Option. In addition, the Board has determined that it is in the best interests of Walgreens and its shareholders to, immediately prior to the completion of the Step 2 Acquisition, complete the Reorganization. In reaching its determination to exercise the Call Option, complete the Reorganization, call the Special Meeting and recommend to Walgreens shareholders that they vote “FOR” the Reorganization Proposal and vote “FOR” the Share Issuance Proposal, the Board consulted with its financial and legal advisors and considered a variety of factors, including the material factors set forth below. In light of the number and wide variety of factors considered in connection with its evaluation of the Transactions, the Board did not consider it practical to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination. The Board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the Board may have given different weight to different factors. This explanation of the Board’s reasons for recommending the proposed Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

•	The Board believes that the completion of the Step 2 Acquisition may provide a number of significant strategic opportunities that will enhance the overall offerings and growth of the combined company and long-term shareholder value, including that:

•	the full integration of the strengths and expertise of two great companies with iconic brands, complementary geographic footprints, shared values and a heritage of trusted healthcare services, through pharmaceutical wholesaling and community pharmacy care, dating back over 100 years;

•	Walgreens and Alliance Boots are the largest retail pharmacy, health and daily living destinations in the U.S. and Europe, respectively, and the fully combined company would be:

•	the global leader in pharmacy-led, health and wellbeing retail with over 13,900 stores in 14 countries;

•	the largest global pharmaceutical wholesale and distribution network with over 370 distribution centers delivering to more than 180,000 pharmacies, doctors, health centers and hospitals in 20 countries; and

•	the world’s largest purchaser of prescription drugs and many other health and wellbeing products;

•	the combined size, scale and expertise of Walgreens and Alliance Boots will help the combined company expand the supply of, and address the rising cost of, prescription drugs in the U.S. and worldwide;

•	on a fully combined basis, Walgreens and Alliance Boots would have:

•	unmatched supply chain and procurement expertise, offering customers innovative solutions and optimal efficiencies;

•	an unparalleled portfolio of retail and business brands (Walgreens, Duane Reade, Boots and Alliance Healthcare), as well as increasingly global health and beauty product brands (No7, Botanics and Boots Laboratories);

•	diversified and robust profit pools across the U.S., Europe and key emerging markets; and

•	an unique platform for growth in developed and emerging markets;

•	by leveraging the above advantages and opportunities, as well as the full benefit of the best practices and expertise of both companies, the combined company could, over time, create substantial incremental efficiency, synergy and growth opportunities; and

•	the full acquisition of Alliance Boots would provide an opportunity to further accelerate the creation of a fully integrated, worldwide platform for the future to provide innovative ways to address global health and wellness challenges, and position the combined company to expand customer offerings in existing markets and become the health and wellbeing partner of choice in emerging markets.

•	The Board reviewed and considered the history of successful collaboration and joint value creation with Alliance Boots to date, including initiatives intended to help realize potential synergies across both companies, such as the creation of Walgreens Boots Alliance Development GmbH, a 50/50 global sourcing joint venture, in 2012, and the strategic transactions jointly entered into with ABC in 2013. See “Other Agreements and Arrangements.” The Board believes that the experiences and achievements with regard to WBAD thus far have exceeded expectations and have enhanced confidence in the value creation potential of the combined business.

•	The Board considered the financial condition of Walgreens’ and Alliance Boots’ respective balance sheets and the cash flows historically generated by both Walgreens and Alliance Boots, and its belief that these factors will enable the consummation of the Step 2 Acquisition, including the payment of the cash consideration portion of the purchase price, while maintaining a strong financial foundation and combined balance sheet.

•	The Board considered that, although Walgreens currently intends to complete the Step 2 Acquisition as promptly as possible following the satisfaction of the conditions to closing, pursuant to the

Amendment, Walgreens is not required to consummate the closing of the Step 2 Acquisition prior to March 9, 2015, which provides Walgreens with additional flexibility and allows it, if appropriate, to coordinate the closing of the Step 2 Acquisition with other strategic, business, integration, transition or financing initiatives or transactions.

•	The Board considered the terms of the Purchase and Option Agreement, including the Board’s belief that the terms of the Purchase and Option Agreement are fair and reasonable and, taken as a whole, provide a significant degree of certainty regarding the completion of the Step 2 Acquisition.

•	The Board considered the governance and related provisions set forth in the Shareholders Agreement, and its belief that these provisions provide for governance rights and arrangements, transfer restrictions, voting commitments and standstill protections following the consummation of the Step 2 Acquisition that would govern the SP Investors’ and KKR Investors’ increased ownership percentage in the combined company in a reasonable and balanced manner, including:

•	that the SP Investors and the KKR Investors have agreed to, for so long as the SP Investors have the right to designate the SP Investor Designee (or Mr. Pessina continues to serve as Executive Chairperson or Chief Executive Officer of Alliance Boots or is otherwise in an operational or management role at Alliance Boots or Walgreens) and for so long as the KKR Investors have the right to designate the KKR Investor Designee, respectively, vote all of their shares of common stock in accordance with the Board’s recommendation on matters submitted to a vote of Walgreens’ shareholders;

•	a lock-up provision that restricts the SP Investors’ and KKR Investors’ ability to transfer the shares of Walgreens Boots Alliance (or Walgreens, as the case may be) common stock received on completion of the Step 2 Acquisition for certain periods (subject to certain exceptions for permitted transfers) and certain other transfer restrictions;

•	certain standstill provisions that, among other things, and subject to certain exceptions, prohibit Mr. Pessina, KKR and their respective affiliates from acquiring additional shares of Walgreens (or Walgreens Boots Alliance, as applicable) common stock above specified limits; and

•	certain restrictions on the ability of Mr. Pessina and his affiliates from competing with Walgreens (or Walgreens Boots Alliance, as applicable) (see “—Walgreens Directors and Executive Officers May Have Financial Interests in the Transactions” and “Walgreens Shareholder Agreement”).

•	The Board considered its familiarity with the current and historical financial condition, results of operation, competitive position, business, prospects and strategic objectives of Walgreens, including potential risks involved in achieving such objectives on a standalone basis (with a minority interest in Alliance Boots) and as part of the combined company following a full, 100% acquisition of Alliance Boots. The Board also considered its and management’s familiarity with the industries in which Walgreens and Alliance Boots operate (including after taking into account the Board’s and management’s enhanced familiarity since entering into the Purchase and Option Agreement and completing the First Step Acquisition in 2012) and the prospects for such industries, including ongoing industry developments and the impact of industry consolidation and strategic transactions (such as McKesson Corp.’s acquisition of Celesio and the joint venture between CVS Caremark and Cardinal Health).

•	The Board reviewed and considered Alliance Boots’ recent market performance, including relative to Walgreens’ initial assumptions, as well as recent and potential changes to market and regulatory conditions, particularly those that might impact profit margins and realization of synergies.

•	The Board considered the fact that Goldman Sachs rendered an opinion, dated August 5, 2014, addressed to the Board as to the fairness from a financial point of view to Walgreens of the consideration to be paid by an indirect wholly owned subsidiary of Walgreens to acquire the Second Step Company Shares pursuant to the Purchase and Option Agreement, as more fully described below under “—Opinion of Goldman, Sachs & Co., Walgreens’ Financial Advisor.”

•	The Board considered the fact Lazard rendered an opinion, dated August 5, 2014, addressed to the Board as to the fairness, from a financial point of view, to Walgreens of the consideration to be paid to exercise the Call Option, as more fully described below under “—Opinion of Lazard Frères & Co., Walgreens’ Financial Advisor.”

•	Specifically, with respect to the Reorganization (the completion of which is conditioned on the completion of the Step 2 Acquisition as further described in this proxy statement/prospectus), the Board additionally considered the following factors:

•	the predictability, flexibility and responsiveness of Delaware law to corporate needs, including Delaware’s comprehensive and modern corporate laws, Delaware’s development of considerable expertise in dealing with corporate issues relating to public companies and a substantial body of case law construing Delaware corporate law and establishing legal principles and policies regarding publicly-held Delaware corporations;

•	the Board’s belief that a holding company structure could facilitate further expansion of our businesses by providing a more flexible structure for acquiring other businesses or entering into joint ventures, as well as potentially permitting the use of financing techniques that are more readily available to companies that hold a variety of businesses under one corporate umbrella; and

•	the Board’s belief that a holding company structure could facilitate the future reorganization and streamlining of our holding structure for existing businesses, in particular the manner in which the Alliance Boots businesses are held following the completion of the Step 2 Acquisition, to improve the efficient and transparent management and reporting of these businesses.

In connection with its determination to exercise the Call Option, given the potentially significant business, financial, legal and competitive implications of the Transactions, the Board thoroughly evaluated the possibility of combining Walgreens and Alliance Boots under a foreign parent company in an “inversion” transaction. The Board determined that the existing transaction contemplated by the Purchase and Option Agreement would not qualify for an inversion under the current U.S. federal income tax rules. Walgreens management and the Board, including an ad hoc committee of independent directors, and with the benefit of advice from leading tax and policy advisors, undertook an extensive analysis to explore the feasibility of a restructured inversion transaction that would provide Walgreens with the customary level of confidence that the revised transaction structure would withstand IRS review and scrutiny. It was concluded that it was not in the best long-term interest of Walgreens and its shareholders to attempt to re-domicile Walgreens outside of the U.S.

In reaching the determinations and recommendations described above, the Board also considered the following risks and potentially negative factors:

•	the risk that the potential benefits of the Transactions (including the potential strategic benefits, efficiencies and synergies) may not be fully achieved;

•	the risk and costs to Walgreens if the Transactions are not completed, including the potential diversion of management and employees, potential attrition and potential effects on our business and business relationships;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters;

•	the ownership dilution to Walgreens’ current shareholders resulting from the Share Issuance;

•	the potential negative consequences from increased debt levels and related debt service obligations;

•	the potential challenges and difficulties with integrating the operations of Alliance Boots;

•	the potential challenges and difficulties associated with significantly increasing Walgreens’ and Walgreens shareholders’ exposure to the risks of operating internationally;

•	the substantial transaction costs to be incurred in connection with the Transactions;

•	the fact that members of the Board (including Messrs. Pessina and Murphy) and Walgreens’ management may have interests in the Transactions that are different from, or in addition to, Walgreens’ shareholders generally (see “—Walgreens Directors and Executive Officers May Have Financial Interests in the Transactions”);

•	the increased ownership interest in the combined company of the SP Investors and the KKR Investors following the completion of the Step 2 Acquisition, and certain related rights under the Shareholders Agreement, including:

•	that, for so long as the SP Investors and the KKR Investors continue to meet certain beneficial ownership thresholds and subject to certain other conditions, the SP Investors and the KKR Investors, respectively, will each be entitled to designate one nominee to the Board for inclusion in Walgreens’ slate of directors; and

•	that, after the expiration of the lock-up restrictions, the SP Investors and KKR Investors are permitted to transfer their shares, subject to certain volume limitations and certain other restrictions, and are entitled to certain demand, “piggyback” and shelf registration rights with respect to the their shares of common stock (see “—Walgreens Directors and Executive Officers May Have Financial Interests in the Transactions” and “Walgreens Shareholder Agreement”);

•	the limited ability of Walgreens to terminate the Purchase and Option Agreement and related transactions based on changed circumstances affecting either Walgreens or Alliance Boots;

•	the fact that the Purchase and Option Agreement provides for Step 2 Acquisition consideration comprised of a fixed number of Walgreens shares, which have recently traded at significantly higher prices than Walgreens shares were trading at the time the Purchase and Option Agreement was entered into, and a fixed amount of cash, payable in British pounds sterling, which due to exchange rate movements since the entry into the Purchase and Option Agreement, currently represents a higher amount of U.S. dollars;

•	the results of Walgreens’ due diligence investigation, including that such results indicated ongoing challenging environments for each of Alliance Boots, Walgreens and the industries, generally, in which they operate;

•	the fact that Walgreens’ obligation to complete the Step 2 Acquisition is not subject to the receipt of financing, and the risks of being unable to find the financing sources necessary to fund the Step 2 Acquisition cash consideration and/or the refinancing of all or substantially all of the indebtedness of Alliance Boots on acceptable terms, or at all;

•	the fact that, if the Step 2 Acquisition is completed, Walgreens is likely to incur significant additional debt in connection with the financing thereof and the assumption and/or refinancing of all or substantially all of the Alliance Boots debt then outstanding;

•	the relationships between Goldman Sachs and/or Lazard, on the one hand, and Walgreens, Alliance Boots, the Sellers, the SP Investors and/or the KKR Investors, and each of their respective affiliates, on the other hand, and the fact that Goldman Sachs and Lazard each disclosed to the Board information regarding certain of such relationships;

•

the fact that, under the Purchase and Option Agreement and related agreements, subject to specified exceptions, if the closing of the Step 2 Acquisition does not occur: (i) AB Acquisitions may require Walgreens to return to AB Acquisitions 1/15th of the Alliance Boots shares acquired by Walgreens in the First Step Acquisition, in exchange for nominal consideration of one British pound sterling, (ii) Walgreens will continue to own a significant minority interest in Alliance Boots (45%, or 42% if the return of 1/15th of the Alliance Boots shares acquired by Walgreens in the First Step Acquisition is required), but certain of Walgreens’ governance rights as a shareholder of Alliance Boots will be modified, (iii) certain other rights and obligations may be triggered under Walgreens’ transaction documents and related agreements with Alliance Boots, including with respect to the ABC relationship entered into in 2014, and (iv) Walgreens currently engages in various commercial transactions and arrangements with Alliance Boots, including through WBAD, and the status and prospects of, and future willingness of either Walgreens and/or Alliance Boots to continue to engage in, these transactions and arrangements would be uncertain (see “The Purchase and Option Agreement,” “Alliance Boots Shareholders Agreement” and “Other Agreements and Arrangements”); and

•	the risk that regulatory authorities may seek to impose conditions or otherwise prevent or delay the Transactions or impose restrictions or requirements on the operation of the business of the combined company after the closing of the Step 2 Acquisition.

The Board also considered a variety of other risks and other countervailing factors, including the risks of the type and nature described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Goldman, Sachs & Co., Walgreens’ Financial Advisor

Goldman Sachs rendered its opinion to the Board that, as of August 5, 2014 and based upon and subject to the factors and assumptions set forth therein, the £3,133,000,000 in cash and 144,333,468 common shares, par value $0.078125 per share (“Walgreens Shares”), of Walgreens (collectively, the “Consideration”) to be paid by Walgreen Scotland Investments LP, an indirect wholly owned subsidiary of Walgreens (“Walgreen Scotland”), to acquire the Second Step Company Shares pursuant to the Purchase and Option Agreement was fair from a financial point of view to Walgreens.

The full text of the written opinion of Goldman Sachs, dated August 5, 2014, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, is attached as Annex H. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the acquisition of the Second Step Company Shares. The Goldman Sachs opinion is not a recommendation as to how any holder of Walgreens Shares should vote with respect to the issuance of the Second Step Buyer Shares or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Purchase and Option Agreement;

•	annual reports to shareholders and Annual Reports on Form 10 K of Walgreens for the five fiscal years ended August 31, 2013;

•	audited historical financial statements for Alliance Boots for the five fiscal years ended March 31, 2014;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Walgreens;

•	certain communications from Walgreens and Alliance Boots to their respective shareholders;

•	certain publicly available research analyst reports for Walgreens;

•	certain internal financial analyses and forecasts for Alliance Boots prepared by its management;

•	certain internal financial analyses and forecasts for Walgreens and certain financial analyses and forecasts for Alliance Boots, in each case, as prepared by the management of Walgreens and approved for Goldman Sachs’ use by Walgreens (“Forecasts”), and certain operating synergies projected by the management of Walgreens to result from the consummation of the acquisition of the Second Step Company Shares, as approved for Goldman Sachs’ use by Walgreens (“Synergies”).

Goldman Sachs has held discussions with members of the senior managements of Walgreens and Alliance Boots regarding their assessment of the past and current business operations, financial condition and future prospects of Alliance Boots and with the members of senior management of Walgreens regarding their assessment of the past and current business operations, financial condition and future prospects of Walgreens and the strategic rationale for, and the potential benefits of, the acquisition of the Second Step Company Shares; reviewed the reported price and trading activity for Walgreens Shares; compared certain financial and stock market information for Walgreens and certain financial information for Alliance Boots with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the pharmaceutical retail and wholesale industries and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with Walgreens’ consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Walgreens’ consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Walgreens. Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Walgreens or Alliance Boots or any of their respective subsidiaries and it has not been furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the acquisition of the Second Step Company Shares will be obtained without any adverse effect on Walgreens or Alliance Boots or on the expected benefits of the acquisition of the Second Step Company Shares in any way meaningful to its analysis. Goldman Sachs also has assumed that (i) the acquisition of the Second Step Company Shares will be consummated on the terms set forth in the Purchase and Option Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis, (ii) the Russia Option (as defined in the Purchase and Option Agreement) will not be exercised, (iii) the Make-Whole Amount (as defined in the Purchase and Option Agreement) will not be paid, and (iv) no Cash-Option Event (as defined in the Purchase and Option Agreement) will occur.

Goldman Sachs’ opinion does not address the underlying business decision of Walgreens to engage in the acquisition of the Second Step Company Shares, or the relative merits of the acquisition of the Second Step Company Shares as compared to any strategic alternatives that may be available to Walgreens; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to Walgreens, as of the date of the opinion, of the Consideration to be paid by Walgreen Scotland to acquire the Second Step Company Shares pursuant to the Purchase and Option Agreement. Goldman Sachs does not express any view on, and its opinion does not address, any allocation of the Consideration, any ongoing obligations of Walgreens, any provisions for indemnification, purchase price adjustments, the Russia Option, the Make-Whole Amount, the Cash Option (as defined in the Purchase and Option Agreement), the Clawback Option (as defined in the Purchase and Option Agreement), the Guarantee Option (as defined in the Purchase and Option Agreement) or any other term or aspect of the Purchase and Option Agreement or the transactions contemplated by the Purchase and Option Agreement (the “Transaction”) or any term or aspect of any shareholders agreement, joint venture agreement, other ancillary agreement or any other agreement or instrument contemplated by the Purchase and Option Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Walgreens; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Walgreens or Alliance Boots or any class of such persons in connection with the Transaction, whether relative to the Consideration to be paid by Walgreen Scotland to acquire the Second Step Company Shares pursuant to the Purchase and Option Agreement or otherwise. Goldman Sachs is not expressing any opinion as to the prices at which Walgreens Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of Walgreens, Alliance Boots or AB Acquisitions or the ability of

Walgreens, Alliance Boots or AB Acquisitions to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Board in connection with its consideration of the acquisition of the Second Step Company Shares and such opinion does not constitute a recommendation as to how any holder of Walgreens Shares should vote with respect to the issuance of the Second Step Buyer Shares or any other matter. The opinion has been approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 1, 2014, and is not necessarily indicative of current market conditions.

Walgreens

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information and public market multiples for Walgreens to corresponding financial information and public market multiples for the following publicly traded corporations in the North American drug retail industry:

•	CVS Caremark Corp.; and

•	Rite Aid Corp.

Although neither selected company is directly comparable to Walgreens, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Walgreens.

With respect to the selected companies, Walgreens on a current basis and Walgreens on a pro forma basis giving effect to the acquisition of the Second Step Company Shares, Goldman Sachs calculated the ratio of current market price to estimated pro forma fiscal year 2015 earnings (“2015E Forward P/E”). Goldman Sachs calculated each 2015E Forward P/E based on (i) closing market prices as of August 1, 2014 and (ii) financial data, as of August 1, 2014, that it obtained from Commission filings, Institutional Brokers’ Estimate System (“IBES”) consensus estimates and publicly available sources.

The results of this analysis is summarized as follows:

Selected Companies	2015E Forward P/E
Walgreens—Current	18.6x
Walgreens—Pro forma	16.2x
Selected Companies—Range	15.8x – 16.5x

Goldman Sachs applied an illustrative range of 2015E Forward P/Es of 16.0x to 17.0x to estimated fiscal year 2015 earnings for Walgreens, based on the Forecasts, and these calculations yielded an illustrative range of implied per share values of Walgreens Shares of $64.46 to $68.48.

In addition, with respect to the selected companies and Walgreens, Goldman Sachs calculated the median ratio of market price to next twelve months earnings in each of the calendar years 2004 through 2013 (“Historical

Forward P/E”). Goldman Sachs calculated each Historical Forward P/E based on (i) daily closing market prices and (ii) financial data that it obtained from Commission filings, IBES consensus estimates and publicly available sources.

The results of this analysis is summarized as follows:

Selected Companies	Historical Forward P/E
Walgreens—Range	11.7x – 26.0x
Selected Companies—Range	11.0x – 50.0x

Goldman Sachs applied an illustrative range of Historical Forward P/Es of 13.0x to 15.0x to estimated pro forma fiscal year 2015 earnings for Walgreens, based on the Forecasts, and these calculations yielded an illustrative range of implied per share values of Walgreens Shares of $52.37 to $60.43.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price (including projected future dividends) of Walgreens Shares, which is designed to provide an indication of the present value of a theoretical future value of Walgreens’ equity as a function of Walgreens’ estimated future earnings and its assumed price to future earnings per share (“EPS”) multiple. For this analysis, Goldman Sachs multiplied Forecasts of cash EPS for pro forma fiscal years 2015 to 2018 by an illustrative range of 1-year forward P/E multiples of 15.8x to 17.0x to determine the implied per share future equity value of Walgreens Shares. These implied per share future equity values for the fiscal years 2014 to 2017 were then discounted to August 1, 2014 (and projected dividends, per the Forecasts, were discounted using a mid-year convention) using a discount rate of 9.0%, reflecting an estimate of Walgreens’ cost of equity. This analysis yielded an illustrative range of implied per share present values of Walgreens Shares of $63.67 to $78.31 for fiscal years 2014 to 2017.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Walgreens, using the Forecasts, to determine a range of illustrative per share present values of Walgreens Shares on a pro forma basis. Using illustrative discount rates ranging from 7.5% to 8.5%, reflecting estimates of Walgreens’ weighted average cost of capital (“WACC”), Goldman Sachs derived an illustrative range of implied enterprise values for Walgreens by calculating the present value, as of August 2014, of Walgreens’ projected pro forma unlevered free cash flows for (a) the fiscal years ended August 2015 through August 2018 based on the Forecasts and (b) illustrative terminal values based on perpetuity growth rates ranging from 1.5% to 2.5% (which implies a terminal multiple range of 7.8x to 11.0x). Goldman Sachs derived the implied per share equity value of Walgreens Shares by deducting the value of Walgreens’ net debt (calculated by subtracting the sum of (i) (a) Walgreens’ cash and cash equivalents and (b) the estimated value of Walgreens’ warrants in AmerisourceBergen from the sum of (ii) (a) Walgreens’ estimated August 2014 total debt, (b) Walgreens’ estimated unfunded pension liability and (c) the estimated new debt issued in the acquisition of the Second Step Company Shares), and dividing the result by the number of pro forma fully diluted outstanding Walgreens Shares in accordance with information provided by Walgreens’ management. The analysis resulted in a range of illustrative values of $50.90 to $75.54 per share of Walgreens Shares.

Alliance Boots

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Alliance Boots to corresponding financial multiples for the following publicly traded corporations in the following industries:

North American Drug Retail:

•	Walgreens;

•	CVS Caremark Corp.; and

•	Rite Aid Corp.

North American Wholesale:

•	AmerisourceBergen Corp.;

•	Cardinal Health Inc.; and

•	McKesson Corp.

European Wholesale:

•	Galenica AG; and

•	Celesio AG.

UK Food Retail:

•	Wm. Morrison Supermarkets Plc;

•	J Sainsbury Plc; and

•	Tesco Plc.

EU Consumer:

•	Reckitt Benckiser Group Plc; and

•	Unilever Plc.

Although none of the selected companies is directly comparable to Alliance Boots, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Alliance Boots.

With respect to the selected companies, Goldman Sachs calculated the enterprise value (which is defined as fully diluted equity value plus total debt, less total cash and cash equivalents), as of August 1, 2014, as a multiple (“2015E Forward EV/EBITDA”) of estimated 2015 earnings before interest, taxes, depreciation and amortization (“EBITDA”) (calendarized to August year end). Goldman Sachs calculated each 2015E Forward EV/EBITDA based on financial data, as of August 1, 2014, that it obtained from Commission filings, IBES consensus estimates and publicly available sources.

The results of this analysis is summarized as follows:

Selected Companies	2015 Forward EV/EBITDA
North American Drug Retail—Range	9.1x – 10.5x
North American Drug Retail—Median	9.2x
North American Wholesale—Range	9.5x – 11.1x
North American Wholesale—Median	10.2x
European Wholesale—Range	10.7x – 12.5x
European Wholesale—Median	11.6x
UK Food Retail—Range	5.1x – 7.2x
UK Food Retail—Median	6.8x
EU Consumer—Range	11.8x – 14.6x
EU Consumer—median	13.2x

Goldman Sachs applied an illustrative range of 2015 Forward EV/EBITDAs of 9.0x to 10.5x to estimated 2015 EBITDA (calendarized to August year end) for Alliance Boots, based on the Forecasts, and these calculations yielded a range of illustrative enterprise values of $21,601 million to $25,202 million. Goldman Sachs then derived the implied equity value of a 55% stake in Alliance Boots by deducting the value of Alliance Boots’ net debt, and multiplying the result by a factor of 0.55. The analysis resulted in a range of values of $6,221 million to $8,201 million for a 55% equity stake in Alliance Boots.

Future Initial Public Offering Price Analysis. Goldman Sachs performed an analysis, assuming that Walgreens did not effect the acquisition of the Second Step Company Shares, of the theoretical present value of the future value of Alliance Boots’ equity in the context of an initial public offering (“IPO”) by Alliance Boots in August 2016. Goldman Sachs calculated the present value of Alliance Boots’ future IPO equity value using the Forecasts. Assuming dilution to current holders of Alliance Boots stock for additional financings, and applying a range of 1-year forward P/E multiples of 14.0x to 18.0x to Alliance Boots’ estimated 2017 net income, an IPO in August 2016 would result in an illustrative range of total equity values retained by current Alliance Boots shareholders of $17,369 million to $23,589 million. Applying a discount rate of 9.0%, reflecting an estimate of Alliance Boots’ cost of equity, results in a range of present values of total equity retained by current Alliance Boots shareholders of $14,619 million to $19,854 million. Incorporating the net debt of $10,291 million, results in a range of estimated current enterprise values of $24,910 million to $30,145 million. Goldman Sachs then derived the implied equity value of a 55% stake in Alliance Boots by deducting $10,291 million, the value of Alliance Boots’ net debt, and multiplying the result by a factor of 0.55. The analysis resulted in a range of values of $8,040 million to $10,920 million for a 55% equity stake in Alliance Boots.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Alliance Boots, using the Forecasts, to determine a range of illustrative present enterprise values of Alliance Boots. Using illustrative discount rates ranging from 7.5% to 8.5%, reflecting estimates of Alliance Boots’ WACC, Goldman Sachs derived an illustrative range of implied enterprise values for Alliance Boots by calculating the present value, as of August 2014, of estimates of Alliance Boots’ unlevered free cash flows for (a) the years 2015 through 2018 based on the Forecasts and (b) illustrative terminal values based on perpetuity growth rates ranging from 1.0% to 2.0% (which implies a terminal multiple of 8.2x to 11.3x). The analysis resulted in a range of illustrative enterprise values of $21,304 million to $28,287 million. Goldman Sachs then derived the implied equity value of a 55% stake in Alliance Boots by deducting $10,291 million, the value of Alliance Boots’ net debt, and multiplying the result by a factor of 0.55. The analysis resulted in a range of values of $6,057 million to $9,898 million for a 55% equity stake in Alliance Boots on a standalone basis.

Goldman Sachs performed an illustrative discounted cash flow analysis on the Synergies that would accrue to Walgreens shareholders net of the synergies that would accrue to Walgreens shareholders assuming Walgreens did not effect the acquisition of the Second Step Company Shares (the “Incremental Synergies”), using the Forecasts, to determine a range of illustrative present values of the Incremental Synergies. Using illustrative discount rates ranging from 7.5% to 8.5%, reflecting estimates of Alliance Boots’ WACC, and based on perpetuity growth rates ranging from 1.0% to 2.0%, Goldman Sachs then discounted to present values the Incremental Synergies. Goldman Sachs then added to each present value of Incremental Synergies the value (the “AB Equity Clawback Value”) equal to 3% of the issued and outstanding share capital of Alliance Boots, representing an equity clawback in the event Walgreens did not effect the acquisition of the Second Step Company Shares. The analysis resulted in a range of present values of Incremental Synergies, including the AB Equity Clawback Value, of $12,104 million to $16,212 million.

Goldman Sachs then calculated an illustrative range of net values (calculated by adding the present value of the Incremental Synergies, including the AB Equity Clawback Value, to the implied equity value of a 55% stake in Alliance Boots, and subtracting the result from the Consideration) to current Walgreens shareholders resulting from the acquisition of the Second Step Company Shares. Assuming, based on Forecasts, that the pro forma per share price of Walgreens Shares will range from $50.90 per share to $75.54 per share, Goldman Sachs derived an illustrative range of net values of $1,994 million to $13,500 million, resulting from the acquisition of the Second Step Company Shares.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected change-of-control transactions in the pharmaceutical retail and wholesale industries since 2003:

Retail

Date Announced	Target	Acquiror
07/18/14	National Co-Operative Chemists Ltd.	Bestway (Holdings) Limited
05/06/14	Farmacias Ahumada S.A.	Alliance Boots
07/15/13	Shoppers Drug Mart Corp.	Loblaw Companies Limited
02/17/10	Duane Reade Inc.	Walgreens
04/09/09	WellPoint, Inc.	Express Scripts, Inc.
08/12/08	Longs Drug Store Corp.	CVS Caremark Corp.
04/20/07	Alliance Boots	KKR
08/23/06	Eckerd and Brooks	Rite Aid Corp.
01/22/06	Sav-on and Osco	CVS Caremark Corp.
04/05/04	Eckerd	CVS Caremark Corp.
04/04/04	Eckerd	Jean Coutu Group (PJC) Inc.
12/22/03	Duane Reade Inc.	Oak Hill Capital Partners

Healthcare Services/Distribution

Date Announced	Target	Acquiror
10/24/13	Celesio AG	McKesson Corp.
10/25/12	PSS World Medical, Inc.	McKesson Corp.
07/21/11	Medco Health Solutions, Inc.	Express Scripts Holding Corp.
10/30/10	Universal American Corp.	CVS Caremark Corp.
10/18/10	Andreae-Noris Zahn AG	Alliance Boots
10/29/10	Zuellig Pharma China	Cardinal Health Inc.
10/18/10	Kinray, Inc.	Cardinal Health Inc.
06/19/08	Apria Healthcare Group	Blackstone Group
07/02/07	Option Care, Inc.	Walgreens
05/08/07	VWR International, Inc.	Madison Dearborn Partners
11/01/06	Caremark Rx, Inc.	CVS Corp.
10/03/05	Alliance UniChem Plc	Boots Group PLC
08/22/05	Arrow Pharmaceuticals Limited	Sigma Company Limited
07/21/05	Priority Healthcare Corp.	Express Scripts, Inc.
07/08/05	D&K Resources, Inc.	McKesson Corp.
02/22/05	Accredo Health Inc.	Medco Health Solutions Inc.
05/24/04	NeighborCare Inc.	OmniCare, Inc.
12/08/03	Andreae-Noris Zahn AG	Alliance UniChem Plc
10/29/03	The Intercare Group PLC	Cardinal Health, Inc.

For each of the selected transactions, based on publicly available information, Goldman Sachs calculated and compared enterprise value as a multiple of latest twelve months (“LTM”) sales (“EV/LTM Sales”), and enterprise value as a multiple of LTM EBITDA (“EV/LTM EBITDA”). While none of selected transactions are directly comparable to the acquisition of the Second Step Company Shares, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Alliance Boots’ results, market size and product profile.

The following table presents the results of this analysis:

Selected Transactions
	Range	Median
EV/LTM Sales—Retail	0.3x – 1.2x	0.5x
EV/LTM Sales—Healthcare Services/Distribution	0.1x – 2.5x	0.8x
EV/LTM EBITDA—Retail	9.1x – 13.2x	9.9x
EV/LTM EBITDA—Healthcare Services/Distribution	4.9x – 18.4x	12.4x

Goldman Sachs applied an illustrative range of EV/LTM EBITDAs of 10.0x to 13.0x to Alliance Boots’ estimated August 2014 EBITDA, based on the Forecasts, and these calculations yielded a range of illustrative enterprise values of $22,787 million to $29,623 million. Goldman Sachs then derived the implied equity value of a 55% stake in Alliance Boots by deducting $10,291 million, the value of Alliance Boots’ net debt, and multiplying the result by a factor of 0.55. The analysis resulted in a range of values of $6,872 million to $10,632 million for a 55% equity stake in Alliance Boots.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Walgreens or Alliance Boots or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view to Walgreens, as of the date of the opinion, of the Consideration to be paid by Walgreen Scotland to acquire the Second Step Company Shares pursuant to the Purchase and Option Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the parties to the Purchase and Option Agreement, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Consideration was determined through arm’s-length negotiations among the parties to the Purchase and Option Agreement and was approved by the Board. Goldman Sachs provided advice to Walgreens during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Walgreens or the Board or that any specific amount of consideration constituted the only appropriate consideration for the acquisition of the Second Step Company Shares.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to acquire the Second Step Company Shares. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex H.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Walgreens, Alliance Boots, AB Acquisitions, any of their respective affiliates and third parties, including KKR, an affiliate of significant shareholders of AB Acquisitions, and any of its affiliates and portfolio companies, or any currency or commodity that may be involved in the Transaction. Goldman Sachs has acted as financial advisor to Walgreens in connection with, and has participated in certain of the negotiations leading to, the Transaction. In addition, at the request of the Board, Goldman Sachs expects to act as underwriter or initial purchaser with respect to an offering by Walgreens of bonds in connection with the acquisition of the Second Step Company Shares, subject to the terms of such offering for which Goldman Sachs would expect to receive customary fees. Goldman Sachs has provided certain financial advisory and/or underwriting services to Walgreens and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint lead arranger, joint bookrunner and administrative agent for a senior unsecured 364-day bridge loan facility (aggregate principal amount up to $3,500,000,000), which was provided to Walgreens in connection with the First Step Acquisition in July 2012; as joint bookrunner with respect to a public offering of four tranches of Walgreens’ Notes due March 2015 through September 2042 (aggregate principal amount $3,450,000,000) in September 2012; and as financial advisor to Walgreens in connection with its entrance into a strategic partnership with AmerisourceBergen in March 2013. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Alliance Boots and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation. Goldman Sachs also has provided certain financial advisory and/or underwriting services to KKR and/or its affiliates and portfolio companies from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint book-running manager with respect to a public offering of 36,000,000 shares of common stock of Dollar General Corporation (“Dollar General”), a portfolio company of KKR, in September 2012; as joint book-running manager with respect to an offering of 6.5% Senior Notes due 2020 (aggregate principal amount $825,000,000) and 6.5% Senior Subordinated Notes due 2020 (aggregate principal amount $800,000,000) of Biomet, Inc., a portfolio company of KKR, in September 2012; as joint book-running manager with respect to a public offering of 38,500,000 shares of common stock of Nielsen Holdings N.V. (“Nielsen”), a portfolio company of KKR, in February 2013; as joint book-running manager with respect to a public offering of 30,000,000 shares of common stock of Dollar General in March 2013; as joint book-running manager with respect to a public offering of Dollar General’s 1.875% Senior Notes due 2018 (aggregate principal amount $400,000,000) and Dollar General’s 3.250% Senior Notes due 2023 (aggregate principal amount $900,000,000) in April 2013; as joint book-running manager with respect to a public offering of 35,000,000 shares of common stock of Nielsen in May 2013; as co-lead manager with respect to a public offering of 200,000,000 shares of common stock of Pets at Home Group Plc, a portfolio company of KKR, in March 2014; and as financial advisor to KKR in its acquisition of Panasonic Healthcare Co., Ltd., a subsidiary of Panasonic Corporation, in March 2014. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Walgreens, Alliance Boots, AB Acquisitions, their respective affiliates, and KKR and its affiliates and portfolio companies for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with affiliates of KKR from time to time and may have invested in limited partnership units of affiliates of KKR from time to time and may do so in the future. As of August 5, 2014, an affiliate of Goldman Sachs owned limited partnership interests representing approximately 6% of the capital commitments to a co-investment vehicle that holds a 16% ownership interest in AB Acquisitions (resulting in an affiliate of Goldman Sachs having a less than 1% indirect ownership interest in Alliance Boots).

The Board has selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated May 6, 2011 and amended on November 9, 2011, Walgreens engaged Goldman Sachs to act as its financial advisor in connection with the Transaction. Pursuant to the terms of this engagement letter, Walgreens has agreed to pay Goldman Sachs transaction fees for its services in connection with the Transaction, $2,500,000 and $22,500,000 of which were due upon signing of the Purchase and Option Agreement and consummation of the First Step Acquisition, respectively, and $17,500,000 of which is contingent upon consummation of the acquisition of the Second Step Company Shares. In addition, Walgreens has agreed to reimburse Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

Opinion of Lazard Frères & Co. LLC, Walgreens’ Financial Advisor

In connection with the exercise of the Call Option, on August 5, 2014, Lazard delivered its oral opinion to the Board, subsequently confirmed in writing, that, as of August 5, 2014, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Consideration to be paid by Walgreens to exercise the Call Option, was fair, from a financial point of view, to Walgreens.

The full text of Lazard’s written opinion, dated August 5, 2014, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached to this proxy statement/prospectus as Annex I and is incorporated into this proxy statement/prospectus by reference. The description of Lazard’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex I. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to the Board for the information and assistance of the Board in connection with its evaluation of the exercise of the Call Option and only addressed the fairness, from a financial point of view, to Walgreens of the Consideration as of the date of Lazard’s opinion. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard’s opinion did not express any opinion as to the price at which shares of Walgreens common stock may trade at any time subsequent to the announcement of the exercise of the Call Option. Lazard assumed, with the consent of Walgreens, a constant exchange rate of 1.68 USD/GBP. In addition, for purposes of its opinion, Lazard assumed, with the consent of Walgreens, that the exercise price for the Call Option will equal the Consideration, without any adjustments thereto or additional payments of cash or shares of Walgreens common stock to the holders of the ordinary shares of Alliance Boots. Lazard’s opinion did not address the relative merits of the exercise of the Call Option as compared to any other transaction or business strategy in which Walgreens might engage or the merits of the underlying decision by Walgreens to exercise the Call Option or execute the Amendment. Lazard’s opinion was not intended to and does not constitute a recommendation to any holder of shares of Walgreens common stock as to how such holder should vote or act with respect to the Transactions or any matter relating thereto.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of the Amendment and the Purchase and Option Agreement, as amended thereby;

•	Analyzed certain publicly available historical business and financial information relating to Alliance Boots and Walgreens;

•	Reviewed various financial forecasts and other data relating to the business of Alliance Boots, including separate sets of forecasts prepared by each of the managements of Walgreens and Alliance Boots (with Lazard being directed to use the forecasts relating to Alliance Boots prepared by the management of Walgreens for purposes of its opinion);

•	Reviewed various financial forecasts and other data provided to Lazard by Walgreens relating to the business of Walgreens;

•	Reviewed financial forecasts related to the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Walgreens to be realized from the transactions effected, and to be effected, pursuant to the Purchase and Option Agreement;

•

Held discussions with members of the senior management of Alliance Boots and Walgreens with respect to the businesses and prospect of Alliance Boots and Walgreens, and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of

Walgreens to be realized from the transactions effected, and to be effected, pursuant to the Purchase and Option Agreement;

•	Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Alliance Boots and Walgreens, respectively;

•	Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Alliance Boots and Walgreens, respectively;

•	Reviewed historical stock prices and trading volumes of Walgreens common stock; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Alliance Boots or Walgreens or concerning the solvency or fair value of Alliance Boots or Walgreens, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in Lazard’s analyses, including those related to projected synergies and other benefits anticipated by the management of Walgreens to be realized from the transactions effected, and to be effected, pursuant to the Purchase and Option Agreement, Lazard assumed, with the consent of Walgreens, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Alliance Boots and Walgreens, respectively, and such synergies and other benefits. In addition, Lazard assumed, with the consent of Walgreens, that the financial forecasts and projected synergies and other benefits projected by the management of Walgreens will be realized in the amounts and at the times contemplated thereby. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they are based.

In rendering its opinion, Lazard assumed, with the consent of Walgreens, that the exercise of the Call Option will be consummated on the terms described in the Purchase and Option Agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of Walgreens, that obtaining the necessary governmental, regulatory or third party approvals and consents for the exercise of the Call Option will not have an adverse effect on Walgreens, Alliance Boots or the exercise of the Call Option. Lazard did not express any opinion as to any tax or other consequences that might result from the exercise of the Call Option or any related transaction, nor does Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Walgreens obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the exercise of the Call Option or any related transaction, including, without limitation, the form or structure of the exercise of the Call Option or any agreements or arrangements entered into in connection with, or contemplated by, the exercise of the Call Option or the Purchase and Option Agreement. In addition, Lazard expressed no view or opinion (i) as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transactions or any related transaction, or class of such persons, relative to the Consideration or otherwise or (ii) with respect to the exercise of the Russia Option (as defined in the Purchase and Option Agreement) or any transaction related to the transfer of the equity of Alliance Boots Investment 1 Limited to AB Acquisitions or any other person.

In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Walgreens and Alliance Boots. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to Walgreens, Alliance Boots, the Call Option or the Step 2 Acquisition, and an

evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

Summary of Lazard’s Financial Analyses

The following is a summary of the material financial analyses reviewed with the Board in connection with Lazard’s opinion, dated August 5, 2014. The summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 5, 2014, and is not necessarily indicative of current market conditions.

Implied Transaction Value

For purposes of the description of Lazard’s analyses below, the term “Implied Transaction Value” refers to the implied aggregate enterprise value for Alliance Boots, calculated as the sum of (i) the aggregate equity value implied by the Consideration, calculated based on Walgreens’ closing stock price on July 25, 2014, and prorated for a hypothetical purchase of 100% of Alliance Boots equity, plus (ii) net debt of Alliance Boots and other corporate adjustments applicable to Alliance Boots, as provided by Walgreens’ management:

Cash Consideration	Value of Stock Consideration	Value of Total Consideration	Implied Aggregate Equity Value (Total Consideration prorated for hypothetical 100% purchase)
$5,208 million	$10,578 million	$15,786 million	$28,702 million

Net Debt and Corporate Adjustments
$9,838 million

Implied Transaction Value
$38,540 million

Discounted Cash Flow Analysis

Lazard performed a discounted cash flow analysis of Alliance Boots to calculate the implied present value of the standalone unlevered, after-tax free cash flows of Alliance Boots based upon the free cash flow estimated by Walgreens’ management that Alliance Boots could generate during fiscal years 2014 through 2019, together with a terminal value of Alliance Boots derived by applying a perpetuity growth rate to the estimated free cash flow for fiscal year 2019, and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Walgreens to be realized from the exercise of the Call Option. In calculating the terminal value of Alliance Boots, Lazard applied perpetuity growth rates ranging from 1.0% to 2.0%. These unlevered, after-tax cash flows, the terminal value of Alliance Boots and the estimated value of the projected synergies and other benefits anticipated by the management of Walgreens to be realized from the exercise of the Call Option were discounted to present value using discount rates ranging from 7.0% to 8.0%, which was based on Alliance Boots’ estimated weighted average cost of capital. This analysis indicated the following implied aggregate enterprise value range for Alliance Boots, as compared to the Implied Transaction Value:

Implied Enterprise Value Range for Alliance Boots	Implied Transaction Value
$44,988 million – $56,589 million	$38,540 million

Lazard also performed a discounted cash flow analysis of Alliance Boots on the same basis as the foregoing analysis, but without taking into account the implied present value of the projected synergies and other benefits anticipated by the management of Walgreens to be realized from the exercise of the Call Option. This analysis indicated the following implied aggregate enterprise value range for Alliance Boots, as compared to the Implied Transaction Value:

Implied Enterprise Value Range for Alliance Boots	Implied Transaction Value
$24,097 million – $32,626 million	$38,540 million

Comparable Public Companies Analysis

Lazard reviewed and analyzed selected public companies in the health & beauty and pharmaceutical wholesale industries that it viewed as reasonably comparable to the health & beauty and pharmaceutical wholesale businesses of Alliance Boots based on Lazard’s knowledge of those industries. In performing these analyses, Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for Alliance Boots.

Specifically, Lazard compared Alliance Boots’ health & beauty business primarily to companies in the U.K. food retail, U.K. non-food retail, and North American pharmacy industries, and Alliance Boots’ pharmaceutical wholesale business primarily to companies in the pharmaceutical wholesale industry, as follows:

•	U.K. food retail:

•	Tesco PLC

•	Wm. Morrison Supermarkets plc

•	J Sainsbury plc

•	U.K. non-food retail:

•	Marks & Spencer plc

•	Kingfisher plc

•	Next plc

•	Debenhams plc

•	North American pharmacy

•	CVS Caremark Corporation

•	Rite Aid Corporation

•	Pharmaceutical wholesale:

•	McKesson Corporation

•	AmerisourceBergen Corporation

•	UDG Healthcare plc

•	Oriola-KD Corporation

As part of its selected comparable company analysis, Lazard calculated and analyzed each company’s ratio of its enterprise value to 2014 and 2015 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA. The 2014 and 2015 estimated EBITDA for each of the selected companies listed above and used by Lazard in its analysis was based on public filings and other publicly available information. The enterprise value of each of the selected companies was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock, the book value of any minority interest and the present value of any off-balance sheet liabilities, and subtracting its cash and cash equivalents, marketable securities and other financial investments, and the book value of any equity investments. Enterprise value calculations were performed, and based on publicly available financial data and closing prices, as of July 25, 2014.

Based on an analysis of the relevant metrics for each of the comparable companies, Lazard selected:

•	for the health & beauty segment, reference ranges of (i) 9.0x to 11.0x for enterprise value to estimated 2014 EBITDA and (ii) 8.0x to 10.0x for enterprise value to estimated 2015 EBITDA; and

•	for the pharmaceutical wholesale segment, reference ranges of (i) 10.0x to 12.0x for enterprise value to estimated 2014 EBITDA and (ii) 9.0x to 11.0x for enterprise value to estimated 2015 EBITDA.

Lazard then applied the applicable ranges to the estimated 2014 and 2015 EBITDA for each of Alliance Boots’ health & beauty and pharmaceutical wholesale businesses, in each case as provided by Walgreens’ management. Based on the foregoing, Lazard estimated an implied enterprise value range for each such business of Alliance Boots, and based on such implied enterprise value ranges, estimated an implied enterprise value range for Alliance Boots as a whole, as follows:

Implied Enterprise Value Ranges based on:
	08/2014E LTM EBITDA	2015E EBITDA
Health & Beauty	$16,291–$19,911 million	$14,739–$18,423 million
Pharmaceutical Wholesale	$4,908–$5,889 million	$5,169–$6,317 million

Alliance Boots	$21,199–$25,800 million	$19,907–$24,741 million

Lazard selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Alliance Boots’ health & beauty and pharmaceutical wholesale businesses, as the case may be.

Selected Precedent Transactions

Lazard reviewed, to the extent publicly available, financial information relating to the following selected transactions involving companies in the health & beauty and pharmaceutical wholesale industries:

	Announcement Date	Acquiror	Target
Health & Beauty
	May 2014	Alliance Boots GmbH	Farmacias Ahumada S.A.
	May 2010	Grupo Casa Saba S.A.B. de C.V.	Farmacias Ahumada S.A.
	Feb. 2010	Walgreen Co.	Duane Reade Holdings Inc.
	Aug. 2008	CVS Caremark Corporation	Longs Drug Stores Corporation
	Apr. 2007	Kohlberg Kravis Roberts & Co.; Stefano Pessina	Alliance Boots Plc
	Aug. 2006	Rite Aid Corporation	The Jean Coutu Group (PJC) USA Inc.
	Jan. 2006	CVS Corporation	Albertson’s, Inc.
	Apr. 2004	CVS Corporation	Eckerd Corporation
	Apr. 2004	The Jean Coutu Group (PJC) Inc.	Eckerd Corporation
	Dec. 2003	Oak Hill Capital Partners, L.P.	Duane Reade Inc.

Pharmaceutical Wholesale
	Jan. 2014	McKesson Corporation	Celesio AG
	Oct. 2012	McKesson Corporation	PSS World Medical Inc.
	Nov. 2010	Cardinal Health, Inc.	Kinray, Inc.
	Jul. 2007	Walgreen Co.	Option Care, Inc.
	Oct. 2005	Boots Group PLC	Alliance UniChem Plc
	Aug. 2005	Sigma Company Limited	Arrow Pharmaceuticals Limited
	Jul. 2005	Express Scripts Inc.	Priority Healthcare Corp.
	Jul. 2005	McKesson Corporation	D&K Healthcare Resources, Inc.
	Jul. 2005	Omnicare Inc.	NeighborCare Inc.
	Feb. 2005	Medco Health Solutions, Inc.	Accredo Health, Inc.

Lazard reviewed, among other things, the enterprise value of the target, represented by the implied transaction value of each of the selected transaction, as a multiple of last twelve months (LTM) EBITDA of the target company in such transaction. Financial data of the selected transactions were based on public filings and other publicly available information. Based on this analysis, Lazard observed the following ranges of enterprise value to LTM EBITDA multiples:

EV/LTM EBITDA
	Low	Median	Average	High
Health & Beauty	6.3x	10.7x	10.6x	13.8x
Pharmaceutical Wholesale	10.1x	15.4x	14.7x	17.5x

Based on an analysis of the ranges of enterprise value to LTM EBITDA multiples for each of the selected transactions, Lazard selected:

•	for the selected transactions involving the health & beauty industry, reference ranges of 9.5x to 11.5x for enterprise value to LTM EBITDA; and

•	for the selected transactions involving the pharmaceutical wholesale industry, reference ranges of 14.5x to 16.5x for enterprise value to LTM EBITDA.

Lazard applied each such range of multiples to the estimated LTM EBITDA, as of August 2014, for each of Alliance Boots’ health & beauty and pharmaceutical wholesale businesses, in each case as provided by

Walgreens’ management. Based on the foregoing, Lazard estimated an implied enterprise value range for each such business of Alliance Boots, and based on such implied enterprise value ranges, estimated an implied enterprise value range for Alliance Boots as a whole, as follows:

Implied Enterprise Value Range
Health & Beauty	$17,196–$20,816 million
Pharmaceutical Wholesale	$7,116–$8,098 million

Alliance Boots	$24,312–$28,914 million

Miscellaneous

In connection with Lazard’s services as Walgreens’ financial advisor, Walgreens has agreed to pay to Lazard an aggregate fee of approximately $4 million, all of which was payable upon the rendering of Lazard’s opinion. Walgreens also has agreed to reimburse Lazard for its reasonable expenses, including reasonable attorneys’ fees, and to indemnify Lazard and certain related parties against certain liabilities that may arise out of the rendering of its advice, including certain liabilities under U.S. federal securities laws.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard in the past has provided and in the future may provide investment banking services to Walgreens, for which Lazard has received and may receive compensation, including, in the past two years, having rendered a fairness opinion in connection with Walgreens’ entry into the Purchase and Option Agreement in June 2012, for which Lazard received customary fees. In addition, Lazard has in the past provided, currently are providing and may in the future provide certain investment banking services to KKR & Co. LP or its affiliates or to one or more of their respective portfolio companies, for which Lazard has received and may receive compensation. In the ordinary course of their respective businesses, Lazard and its affiliates and employees may trade securities of Alliance Boots, Walgreens and KKR & Co. LP for their own accounts for and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Walgreens, Alliance Boots, KKR & Co. LP and certain of their respective affiliates.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and securities services. Lazard was selected to act as Walgreens’ financial advisor because of its qualifications, experience and reputation in investment banking and mergers and its familiarity with Walgreens and its business.

Lazard prepared the above analyses for the purpose of providing an opinion to the Board as to the fairness, from a financial point of view, to Walgreens of the Consideration. Lazard did not recommend any specific consideration to the Board or that any given consideration constituted the only appropriate consideration for the exercise of the Call Option.

Lazard’s opinion and analyses were only one of many factors taken into consideration by the Board in its evaluation of the exercise of the Call Option. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or Walgreens’ management with respect to the Consideration or as to whether the Board would have been willing to determine that a different consideration was fair.

Material U.S. Federal Income Tax Considerations

The following general discussion describes (1) the material U.S. federal income tax consequences of the Reorg Merger to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) of shares of Walgreens common stock that exchange their shares of Walgreens common stock for shares of Walgreens Boots Alliance common stock in the Reorg Merger and (2) the material U.S. federal income tax considerations to Non-

U.S. Holders related to the ownership and disposition of shares of Walgreens Boots Alliance common stock received in the Reorg Merger. This discussion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published positions of the Internal Revenue Service (“IRS”), all as in effect as of the date hereof and all of which are subject to change or different interpretations, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth herein.

This discussion is limited to U.S. Holders and Non-U.S. Holders of shares of Walgreens common stock and, after the completion of the Reorg Merger, Non-U.S. Holders of shares of Walgreens Boots Alliance common stock received in the Reorg Merger that hold their shares of Walgreens common stock and Walgreens Boots Alliance common stock, respectively, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal circumstances and does not apply to holders subject to special rules under the U.S. federal income tax laws (including, for example, U.S. Holders having a “functional currency” other than the U.S. dollar, persons subject to special rules applicable to former citizens and residents of the United States, banks or other financial institutions, mutual funds, persons subject to the alternative minimum tax, grantor trusts, real estate investment trusts, S corporations or other pass-through entities or arrangements (or investors in S corporations or other pass-through entities or arrangements), insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, persons holding shares of Walgreens common stock or Walgreens Boots Alliance common stock, as applicable, in connection with a hedging transaction, straddle, conversion transaction or other integrated transaction, holders who acquired their shares of Walgreens common stock or Walgreens Boots Alliance common stock, as applicable, through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan), or holders who exercise dissenters’ rights. This discussion does not address the tax consequences to any holder of shares of Walgreens common stock who, at any time within the five-year period ending on the date of the Reorg Merger has owned, actually or constructively, at least 5% of the stock of Walgreens, and any holder of shares of Walgreens Boots Alliance common stock that owns, actually or constructively, at least 5% of the stock of Walgreens Boots Alliance. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or any state, local or foreign tax consequences, nor does it address any U.S. federal tax considerations other than those pertaining to the income tax. Holders of shares of Walgreens common stock should consult their own tax advisors as to the particular tax consequences to them of the Reorg Merger and of the ownership and disposition of shares of Walgreens Boots Alliance common stock received in the Reorg Merger, including the applicability of any U.S. federal income and other tax laws, any state, local or foreign tax laws or any treaty, and any changes (or proposed changes) in tax laws or interpretations thereof.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Walgreens common stock, or, after completion of the Reorg Merger, shares of Walgreens Boots Alliance common stock, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of Walgreens common stock or, after the completion of the Reorg Merger, shares of Walgreens Boots Alliance common stock, should consult their own tax advisors regarding the tax consequences to them of the Reorg Merger and of the ownership and disposition of shares of Walgreens Boots Alliance common stock received in the Reorg Merger.

HOLDERS OF SHARES OF WALGREENS COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER AND OF THE OWNERSHIP AND DISPOSITION OF SHARES OF WALGREENS BOOTS ALLIANCE COMMON STOCK RECEIVED IN THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of shares of Walgreens common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes, regardless of its source; or

•	a trust (a) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of shares of Walgreens common stock, or after completion of the Reorg Merger, shares of Walgreens Boots Alliance common stock, that is not a U.S. Holder (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

Material U.S. Federal Income Tax Consequences of the Reorg Merger

The following is a general discussion of the material U.S. federal income tax consequences of the Reorg Merger to U.S. Holders and Non-U.S. Holders that exchange their shares of Walgreens common stock for shares of Walgreens Boots Alliance common stock in the Reorg Merger.

The completion of the Reorg Merger is conditioned upon the receipt by Walgreens of an opinion from Wachtell, Lipton, Rosen & Katz satisfactory to Walgreens to the effect that the Reorg Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or a transaction described in Section 351(a) of the Code. The opinion will be based on officer’s certificates provided by Walgreens and on certain assumptions set forth therein. The opinion will not be binding on the IRS or the courts. Walgreens has not sought and will not seek any ruling from the IRS regarding any matters relating to the Reorg Merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the conclusions set forth below. In addition, if any of the representations or assumptions on which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the Reorg Merger could be adversely affected. The remainder of this discussion assumes that the Reorg Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or a transaction described in Section 351(a) of the Code.

Based on the foregoing, the material U.S. federal income tax consequences of the Reorg Merger to U.S. Holders and Non-U.S. Holders of shares of Walgreens common stock that exchange their shares of Walgreens common stock for shares of Walgreens Boots Alliance common stock in the Reorg Merger are as follows:

•	a U.S. Holder or Non-U.S. Holder who receives shares of Walgreens Boots Alliance common stock in exchange for shares of Walgreens common stock pursuant to the merger will not recognize gain or loss;

•	the aggregate tax basis of the shares of Walgreens Boots Alliance common stock received in the Reorg Merger will be the same as the aggregate tax basis of the shares of Walgreens common stock exchanged therefor; and

•	the holding period of the shares of Walgreens Boots Alliance common stock received in exchange for shares of Walgreens common stock in the Reorg Merger will include the holding period of the shares of Walgreens common stock exchanged therefor.

Holders who acquired different blocks of shares of Walgreens common stock at different times or different prices should consult their tax advisors as to the determination of the tax bases and holding periods of the shares of Walgreens Boots Alliance common stock received in the Reorg Merger.

Material U.S. Federal Income Tax Considerations to Non-U.S. Holders Relating to the Ownership and Disposition of Shares of Walgreens Boots Alliance Common Stock Received in the Reorg Merger

The following is a general discussion of the material U.S. federal income tax considerations to Non-U.S. Holders relating to the ownership and disposition of shares of Walgreens Boots Alliance common stock received in the Reorg Merger.

Distributions on Shares of Walgreens Boots Alliance Common Stock

Distributions with respect to shares of Walgreens Boots Alliance common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Walgreens Boots Alliance’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will generally be treated as a tax-free return of capital to the extent of (and will be applied against and reduce, but not below zero) the adjusted tax basis in a Non-U.S. Holder’s shares of Walgreens Boots Alliance common stock. Any excess will generally be treated as gain realized on the sale or other taxable disposition of shares of Walgreens Boots Alliance common stock and will be treated as described below under “—Gain on the Sale, Exchange or Other Taxable Disposition of Walgreens Boots Alliance Common Stock.”

Distributions paid to a Non-U.S. Holder with respect to its shares of Walgreens Boots Alliance common stock that are treated as dividends for U.S. federal income tax purposes generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the Non-U.S. Holder in the United States).

Distributions that are treated as dividends for U.S. federal income tax purposes paid to a Non-U.S. Holder with respect to such Non-U.S. Holder’s shares of Walgreens Boots Alliance common stock that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the Non-U.S. Holder in the United States) generally will not be subject to U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification and other requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis and at the graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. person. A Non-U.S. Holder that is a corporation may also be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for claiming any such benefits.

Gain on the Sale, Exchange or Other Taxable Disposition of Shares of Walgreens Boots Alliance Common Stock

Subject to the discussion below under “—Information Reporting and Backup Withholding” and “—Recent Legislation,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other taxable disposition of shares of Walgreens Boots Alliance common stock received in the Reorg Merger unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment of the Non-U.S. Holder in the United States);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied; or

•	Walgreens Boots Alliance is or has been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the Non-U.S. Holder’s holding period and shares of Walgreens Boots Alliance common stock are not “regularly traded on an established securities market” at any time during the calendar year in which the sale or other disposition occurs.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis and at regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. person. A Non-U.S. holder that is a corporation may also be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S. source capital losses, if any, of the Non-U.S. Holder.

Information Reporting and Backup Withholding

Generally, Walgreens Boots Alliance must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to the Non-U.S. Holder and the amount of tax, if any, withheld with respect to such dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. This information may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides or is established pursuant to the provisions of a specific treaty or agreement with such tax authorities.

U.S. backup withholding tax (currently, at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a Non-U.S. Holder generally will be exempt from backup withholding if the non-U.S. holder provides the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of shares of Walgreens Boots Alliance common stock by a Non-U.S. Holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless such Non-U.S. Holder certifies under penalties of perjury, among other things, its non-U.S. status or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of Walgreens Boots Alliance common stock by a Non-U.S. Holder effected at a non-U.S. office of a U.S. broker or a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless the broker has documentary evidence in its files that the owner is a non-U.S. person and certain other conditions are satisfies, or the Non-U.S. Holder otherwise establishes an exemption. Backup withholding will apply if the sale or other taxable disposition is subject to information reporting and the broker has actual knowledge that the Non-U.S. Holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder generally will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Recent Legislation

Under recently enacted legislation and administrative guidance, a U.S. federal withholding tax of 30% generally will be imposed on certain payments made to a “foreign financial institution” (as specifically defined under these rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. Under the legislation and administrative guidance, a U.S. federal withholding tax of 30% generally also will be imposed on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying certain of its direct and indirect U.S. owners. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits of such taxes. These withholding taxes would be imposed on dividends paid with respect to shares of Walgreens Boots Alliance common stock to, and on gross proceeds from the sale or other taxable disposition of shares of Walgreens Boots Alliance common stock after December 31, 2016 by, foreign financial institutions or non-financial entities (including in their capacity as agents or custodians for beneficial owners of shares of Walgreens Boots Alliance common stock) that fail to satisfy the above requirements. Non-U.S. Holders should consult with their tax advisors regarding the possible implications of this legislation on their ownership and disposition of shares of Walgreens Boots Alliance common stock received in the Reorg Merger.

The preceding discussion is intended only as a general discussion of the material U.S. federal income tax consequences of the Reorg Merger and the material U.S. federal income tax considerations to Non-U.S. Holders relating to the ownership and disposition of shares of Walgreens Boots Alliance common stock received in the Reorg Merger. It is not a complete analysis or discussion of all potential tax effects that may be important to particular holders. Holders of shares of Walgreens common stock, or, after the completion of the Reorg Merger, shares of Walgreens Boots Alliance common stock, should consult their own tax advisors as to the particular tax consequences to them of the Reorg Merger and of the ownership and disposition of shares of Walgreens Boots Alliance common stock received in the Reorg Merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment

Walgreens Boots Alliance will account for the Transactions using the purchase method of accounting in accordance with GAAP, with Walgreens being treated as the accounting acquiror. The purchase price will include the Walgreens Boots Alliance common stock to be issued to the Sellers in connection with the Step 2 Acquisition and the amount of net cash consideration. For accounting purposes, the value of the Walgreens Boots Alliance common stock to be issued to the Sellers in the Step 2 Acquisition will be based on the closing price of Walgreens common stock on the closing date of the Step 2 Acquisition. This purchase price will be allocated to the individual tangible and intangible assets acquired and liabilities assumed from Alliance Boots based on their fair market values at the date of the completion of the Step 2 Acquisition. Any excess of the purchase price over these fair market values will be treated as goodwill. The acquired assets, liabilities and results of operations will be consolidated into the assets, liabilities and results of operations of Walgreens Boots Alliance on a prospective basis after the completion of the Transactions.

Regulatory Approvals

The completion of the Transactions will be subject to the receipt of antitrust and competition approvals in several jurisdictions, including Turkey, Mexico and the Czech Republic. The parties have submitted, or will submit, notifications in each jurisdiction where required. The parties have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the Step 2 Acquisition.

Antitrust and Competition Considerations

Antitrust and competition approvals (or the expiration of the applicable waiting periods) in Turkey, Mexico and the Czech Republic will be conditions to completion of the Transactions. While Walgreens believes that the Transactions can be effected in compliance with all applicable regulatory laws, there can be no assurance that the antitrust or competition authorities will terminate or permit the applicable waiting periods to expire, or approve or clear the Transactions at all, or that they will do so without restrictions or conditions. In addition, certain jurisdictions can challenge the Transactions on antitrust grounds after the consummation of the Transactions. Private parties may also bring legal actions under the antitrust laws under certain limited circumstances. Although Walgreens does not believe that the Transactions will violate the applicable laws in any of these jurisdictions, there can be no assurance that a challenge to the Transactions will not be made or, if a challenge is made, of the result of such a challenge.

Commitment to Obtain Approvals

The parties have agreed that they will cooperate with each other and use reasonable best efforts to take all actions and do all things necessary, proper or desirable to consummate the Step 2 Acquisition as soon as reasonably practicable. These reasonable best efforts include an obligation to obtain as promptly as reasonably practicable all regulatory approvals and consents. None of the parties is required, however, to agree to: (i) divest, discontinue or limit any assets; (ii) any conditions or restrictions relating to the operations of any assets that would reasonably be expected to materially and adversely impact the business of, or the economic or business benefits of the Step 2 Acquisition to, the parties; or (iii) any modification or waiver of the terms and conditions of the Purchase and Option Agreement that would reasonably be expected to materially and adversely impact the business of, or the economic or business benefits of the Step 2 Acquisition to, the parties.

No Assurance of Approvals

The parties believe that the Transactions can be completed in compliance with all applicable laws and regulations. However, there can be no assurance that the antitrust or competition authorities will terminate or permit the applicable waiting periods to expire, or approve or clear the Transactions at all, or that they will do so without restrictions or conditions. There also can be no assurance that a challenge to the completion of the Transactions under antitrust, competition or other laws will not be made or that, if such a challenge were made, the parties would prevail or would not be required to accept certain conditions, possibly including divestitures and conduct restrictions, in order to complete the Transactions.

Timing

We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation related to such approvals.

Walgreens is not aware of any material governmental approvals or actions that are required for completion of the Transactions other than those described in this proxy statement/prospectus. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Listing

If the Reorganization is completed, Walgreens will delist its common stock from the NYSE, NASDAQ and the Chicago Stock Exchange, and will deregister its common stock under the Exchange Act, as a result of which Walgreens will no longer be required to file annual, quarterly, current and other reports with the Commission. We currently anticipate that, if the Reorganization is completed, Walgreens Boots Alliance shares will be listed on [            ] under the ticker symbol “[            ],” but not on the Chicago Stock Exchange or [            ], and Walgreens Boots Alliance will become Walgreens’ successor registrant with the Commission.

Shares of Walgreens Boots Alliance common stock issuable in connection with the Reorganization will be freely transferable under the Securities Act.

Shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock issued in connection with the Step 2 Acquisition will be issued in a transaction exempt from the registration requirements of the Securities Act, and, accordingly, will not be registered pursuant to the registration statement of which this proxy statement/prospectus forms a part. Such shares will also be subject to certain provisions relating to transfer restrictions and registration rights set forth in the Walgreens Shareholders Agreement as described in the section titled “Walgreens Shareholders Agreement.”

Walgreens’ Directors and Executive Officers May Have Financial Interests in the Transactions

Walgreens’ executive officers and members of the Board, and associates of each of the foregoing persons, may be deemed to have interests in the Transactions in addition to, or different from, Walgreens shareholders generally. The Board was aware of and considered these interests in evaluating and negotiating the Purchase and Option Agreement, in evaluating the Call Option and Step 2 Acquisition and in exercising the Call Option, in evaluating the Reorganization Merger Agreement, and in recommending to Walgreens shareholders that they vote to approve the Reorganization Proposal, the Share Issuance Proposal and the Adjournment Proposal. These interests are described in further detail below.

Treatment of Walgreens Equity-Based Awards

In connection with the Reorganization, each Walgreens stock option, restricted stock unit award (including each special transition award described below) and performance share award, including those held by Walgreens executive officers, that is outstanding immediately prior to the effective time of the Reorg Merger will automatically be converted into an equivalent award with respect to the number of shares of Walgreens Boots Alliance common stock that is equal to the number of shares of Walgreens common stock to which such award related immediately prior to the effective time of the Reorg Merger, which equivalent award will otherwise have the same terms, and be subject to the same conditions, that were applicable to such award immediately prior to the effective time of the Reorg Merger. Also in connection with the Reorganization, each outstanding Walgreens deferred stock unit award held by a Walgreens non-employee director immediately prior to the effective time of the Reorg Merger will automatically be converted into an equivalent award with respect to the number of shares of Walgreens Boots Alliance common stock that is equal to the number of shares of Walgreens common stock to which the award related immediately prior to the effective time of the Reorg Merger, which equivalent award will otherwise have the same terms, and be subject to the same conditions, that were applicable to such award immediately prior to the effective time of the Reorg Merger.

None of the Share Issuance, the Step 2 Acquisition or the Reorganization will constitute a “change in control” under any Walgreens equity-based award plans (or the individual award agreements thereunder); consequently, the outstanding Walgreens equity-based awards will not benefit from accelerated vesting in connection with the Transactions and, except for their conversion into awards with respect to Walgreens Boots Alliance common stock, such awards (other than the special transition awards) will not be impacted by the proposed Transactions. The vesting of the special transition awards is contingent upon the occurrence of the Step 2 Acquisition and, if the Step 2 Acquisition occurs, then the special transition awards will vest in accordance with the terms and conditions described below under “—Special Transition Awards.”

Special Transition Awards

Walgreens has granted special transition awards to certain of its executive officers in anticipation of the Step 2 Acquisition. Each special transition award is in the form of restricted stock units and will generally vest (1) with respect to 40% of the restricted stock units subject to the award, on the closing date of the Step 2 Acquisition, subject to the executive officer’s continued employment with Walgreens through such date and

(2) with respect to 60% of the restricted stock units subject to the award, on the first anniversary of the closing date of the Step 2 Acquisition, subject to (a) the executive officer’s continued employment with Walgreens through the date of such anniversary and (b) the attainment of a company performance goal in respect of the fiscal year ending August 31, 2015. If the Purchase and Option Agreement is terminated for any reason without the occurrence of the closing of the Step 2 Acquisition, then all special transition awards granted to executive officers will be forfeited. For an estimate of the value that would be received by each of Walgreens’ named executive officers on settlement of their special transition awards, see “—Quantification of Potential Payments to Walgreens’ Named Executive Officers in Connection with the Step 2 Acquisition”. Walgreens estimates that the aggregate value that would be received by Walgreens’ other executive officers on settlement of their special transition awards if the closing of the Step 2 Acquisition were to occur on March 9, 2015, assuming that all service-based and performance-based vesting conditions are met, and based on a price per share of Walgreens common stock of $61.63, the average closing price of a share of Walgreens common stock over the first five business days following the first announcement of the exercise of the Call Option, is $8,450,151.

Continuing Executive and Director Positions

It is currently expected that, upon completion of the Transactions, the Board of Walgreens as of immediately prior to the completion of the Transactions will continue to serve as directors of Walgreens Boots Alliance following the Transactions. In addition, it is currently expected that, upon closing of the Reorganization (1) Mr. Wasson, President and CEO and member of the Board is expected to continue in those roles for Walgreens Boots Alliance, (2) Mr. Skinner, Chairman of the Board, will continue in that role for Walgreens Boots Alliance, and (3) Mr. Pessina, currently a member of the Board and Executive Chairman of Alliance Boots, will continue to serve on the Board of Walgreens Boots Alliance and will serve as executive vice chairman of Walgreens Boots Alliance responsible for strategy and M&A, assisted in this role by Marco Pagni, currently Executive Director of Alliance Boots responsible for M&A, with Mr. Pessina reporting, in that executive capacity, to Mr. Wasson. In addition, certain of Walgreens’ other executive officers are currently expected to serve as executive officers of Walgreens Boots Alliance, including as follows:

•	Mr. Berkowitz, co-president of WBAD, is expected to serve as the president of pharma and global market access for Walgreens Boots Alliance;

•	Mr. Gourlay, Walgreens executive vice president and president of customer experience and daily living, is expected to become executive vice president of Walgreens Boots Alliance and president of Walgreens;

•	Mr. McLevish, Walgreens executive vice president and chief financial officer, is expected to serve in that role in a global capacity for Walgreens Boots Alliance;

•	Mr. Sabatino, Walgreens executive vice president, general counsel, chief administrative officer and corporate secretary, is expected to serve as executive vice president and global chief legal and administrative officer of Walgreens Boots Alliance;

•	Mr. Theriault, Walgreens senior vice president and chief information, innovation and improvement officer, is expected to assume the role of executive vice president and global chief information officer of Walgreens Boots Alliance; and

•	Ms. Wilson-Thompson, Walgreens senior vice president and chief human resources officer, is expected to become executive vice president and global chief human resources officer of Walgreens Boots Alliance.

Additional Interests of Messrs. Pessina, Gourlay and Dominic Murphy

Mr. Pessina, the Executive Chairman of Alliance Boots, and Mr. Dominic Murphy, an executive of KKR and certain of its affiliates, are each members of the Board. The principal Seller in the Step 2 Acquisition is AB Acquisitions, a privately held limited company incorporated in Gibraltar, which is jointly controlled by

Mr. Pessina and investment funds affiliated with KKR. Mr. Pessina and investment funds affiliated with KKR, directly or indirectly, beneficially own 100% of the voting stock in AB Acquisitions and voting and non-voting stock representing, in aggregate, [    ]% of the economic interests in AB Acquisitions. The remaining [    ]% of the economic interests in AB Acquisitions, represented by shares of non-voting stock, are beneficially owned by various co-investors, including persons that hold limited partnership or other equity interests in certain co-investment vehicles which are indirectly jointly controlled by affiliates of Mr. Pessina and affiliates of KKR. AB Acquisitions currently holds the remaining 55% of the equity interests in Alliance Boots not owned by Walgreens (subject to the interests of the MEP, as described below). The SP Investors will be entitled to receive approximately [    ]% of the Step 2 Acquisition consideration and the KKR Investors will be entitled to receive approximately [    ]% of the Step 2 Acquisition consideration. If the Step 2 Acquisition were consummated on March 9, 2015, it is estimated that the value of the portion of the Step 2 Acquisition consideration payable to the SP Investors (excluding Mr. Pessina’s interest in the MEP, as described below) and the KKR Investors would be approximately $[        ] and $[        ], respectively, based on the closing price of Walgreens common stock as reported on the NYSE on [        ] of $[        ] and an exchange rate of £1=$[        ].

Participants in the MEP hold, through the trustee of the MEP, approximately 2.7% of the share capital in an intermediate holding company of Alliance Boots. Pursuant to the terms of the MEP, these participants will be entitled to receive a portion of the consideration to be paid by Walgreens on completion of the Step 2 Acquisition. The Purchase and Option Agreement provides that prior to the Step 2 Acquisition, pursuant to the terms of the MEP, the Trustee will exchange the MEP participants’ equity interests in the Alliance Boots intermediate holding company for Alliance Boots shares, which will be sold along with AB Acquisitions’ Alliance Boots shares to Walgreens. Immediately after the closing of the Step 2 Acquisition, Walgreens will own 100% of Alliance Boots and Alliance Boots will hold 100% of the intermediate holding company, without any minority interests. AB Acquisitions has agreed that the economic impact of these MEP interests and related payments will be borne solely by AB Acquisitions, and not Alliance Boots or Walgreens, out of the proceeds of the Step 2 Acquisition. Mr. Pessina owns an approximately [    ]% interest in the MEP and Alexander W. Gourlay, currently Walgreens’ executive vice president and president of customer experience and daily living, owns an approximately [    ]% interest in the MEP. Mr. Gourlay served as chief executive of the health & beauty division of Alliance Boots from January 2009 to September 2013, and since then has been seconded to Walgreens pursuant to a secondment agreement between Walgreens and an Alliance Boots affiliate. If the Step 2 Acquisition were consummated on March 9, 2015, it is estimated that the value of the portion of the Step 2 Acquisition consideration payable to Mr. Pessina and Mr. Gourlay by reason of their interests in the MEP would be approximately $[        ] and $[        ], respectively, based on the closing price of Walgreens common stock as reported on the NYSE on [        ] of $[        ] and an exchange rate of £1=$[        ].

Currently, the SP Investors collectively own approximately [    ]% of the outstanding shares of Walgreens common stock and the KKR Investors collectively own approximately [        ]% of the outstanding shares of Walgreens common stock. It is currently expected that, following the completion of the Step 2 Acquisition, the SP Investors will own, directly or indirectly (including through their interests in AB Acquisitions) approximately [        ]% of the outstanding shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock, and the KKR Investors will own, directly or indirectly (including through their interests in AB Acquisitions) approximately [        ]% of the outstanding shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock. In addition, AB Acquisitions may not distribute any of the shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock it will receive on completion of the Step 2 Acquisition to its investors until the date that is nine months after the completion of the Step 2 Acquisition and, unless the SP Investors and the KKR Investors have elected to put certain guarantees in place, may not distribute more than 10% of such shares until the date that is twelve months after the completion of the Step 2 Acquisition. See “The Purchase and Option Agreement – Indemnification”. Accordingly, because the SP Investors and the KKR Investors control 100% of the voting stock of AB Acquisitions, until the date that AB Acquisitions distributes to its investors the shares of Walgreens Boots Alliance (or Walgreens, as applicable) to be received on the completion of the Step 2 Acquisition (referred to below as the “Distribution”), the SP Investors and the KKR Investors may control the voting power of all such shares. Accordingly, it is currently estimated that, following the completion of the Step 2 Acquisition (and assuming no related equity financing is completed) until the date of the Distribution, the SP Investors and the KKR Investors will share control over the voting power of approximately a further [        ]% of the outstanding shares of Walgreens Boots Alliance (or Walgreens, as applicable) common stock, in addition to the percentages referred to above. As of September 1, 2014, Mr. Murphy also owns directly 798 shares of Walgreens common stock and 3,906 deferred stock units in respect of 3,906 shares of Walgreens common stock, awarded to Mr. Murphy in his capacity as a member of the Board under the Walgreen Co. 2013 Omnibus Incentive Plan. The deferred stock units settle in cash in two installments, the first of which occurs within thirty days following his termination of service as a director and the second of which occurs one year after the first settlement date. The ownership of Walgreens Boots Alliance (or Walgreens, as applicable) common stock by each of the SP Investors and KKR Investors will remain subject to the terms of Shareholders Agreement. The Shareholders Agreement provides certain rights to the SP Investors and the KKR Investors including, among other things, that for so long as the SP Investors and the KKR Investors continue to meet certain beneficial ownership thresholds and subject to certain other conditions, the SP Investors and the KKR Investors, respectively, will each be entitled to designate one nominee to the Board for inclusion in the Board’s slate of directors. Mr. Pessina currently serves as the SP Investor Designee and Mr. Dominic Murphy currently serves as the KKR Investor Designee. See “Walgreens Shareholders Agreement.”

Neither Mr. Pessina nor Mr. Murphy voted with respect to any Board determinations and recommendations with respect to the Step 2 Acquisition, including the determination of the Board to exercise the Call Option.

Walgreens Executive Severance and Change in Control Plan.

None of the Share Issuance, Step 2 Acquisition or the Reorganization will constitute a change in control of Walgreens under the Walgreens Executive Severance and Change in Control Plan and, therefore, the consummation of the Transactions will not trigger any change in control related rights or benefits for the Walgreens executive officers under such plan.

Quantification of Potential Payments to Walgreens’ Named Executive Officers in Connection with the Step 2 Acquisition

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosures of information about certain compensation for each of Walgreens’ named executive officers that is based on or otherwise relates to the Transactions and assumes, among other things, that all service-based and performance-based vesting conditions with respect to the special transition awards held by the named executive officers will be met. For additional details regarding the terms of the payments described below, see the description under the caption “—Special Transition Awards” above.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date or dates, including that, for purposes of calculating such amounts, Walgreens has assumed (i) March 9, 2015 as the closing date of the Step 2 Acquisition and (ii) all service-based and performance-based vesting conditions with respect to the special transition awards held by the named executive officers will be met.

Name	Equity ($)(1)	Total ($)
Named Executive Officers
Mark A. Wagner	1,228,225	1,228,225
Thomas J. Sabatino, Jr.	1,228,225	1,228,225

(1)

As described under the caption “—Special Transition Awards” above, Walgreens has granted special transition awards to certain of its named executive officers in the form of restricted stock units. In general, 40% of the restricted stock units subject to each award (the “first installment”) will vest on the closing date of the Step 2 Acquisition, subject to the executive officer’s continued employment with Walgreens through such date and 60% of the restricted stock units subject to each award (the “second installment”) will vest on the first anniversary of the closing date of the Step 2 Acquisition, subject to (a) the named executive officer’s continued employment with Walgreens through the date of such anniversary and (b) the attainment of a company performance goal in respect of the fiscal year ending August 31, 2015. The amounts above and in the table below assume a price per share of Walgreens common stock of $61.63, the average closing price of a share of Walgreens common stock over the first five business days following the first announcement of the exercise of the Call Option. Set forth below are the estimated values that each named executive officer would receive on settlement of the first installment and second installment of such named executive officer’s special transition award if all applicable service and performance-based vesting conditions are met.

Name	Special Transition Awards (First Installment) ($)	Special Transition Awards (Second Installment) ($)
Named Executive Officers
Mark A. Wagner	491,253	736,972
Thomas J. Sabatino, Jr.	491,253	736,972

Financing Matters

Walgreens’ obligation to complete the Step 2 Acquisition is not subject to the receipt of financing. We currently estimate that the total amount of funds required to pay the cash portion of the Step 2 Acquisition consideration, refinance all or substantially all of the Alliance Boots’ existing long-term debt, and pay related fees and expenses, will be approximately $[        ]. We currently expect to finance the Step 2 Acquisition cash consideration and/or the refinancing of all or substantially all of the indebtedness of Alliance Boots with a combination of the issuance of new debt and existing cash on our balance sheet. While we have no present plans or intention to do so, it is possible that we will decide to issue common stock, securities convertible into common stock or other equity-linked securities, in a public or private offering to finance a portion of the Step 2 Acquisition consideration. Under NYSE and NASDAQ rules, any such issuance may be considered part of the Step 2 Acquisition for the purpose of the NYSE and NASDAQ shareholder approval requirement described in “The Walgreens Special Meeting—Voting Rights and Vote Required.” Your approval of the Share Issuance Proposal will constitute approval of the use of shares for such a financing.

Rights of Walgreens’ Shareholders Dissenting from the Reorganization Merger Agreement and Reorganization

Walgreens shareholders who do not vote in favor of the Reorganization Proposal and who follow certain other procedures summarized below shall have the right to dissent from the Reorg Merger and obtain payment for their shares in the form of cash in the event of the completion of the Reorg Merger. The following is a summary of the provisions of the IBCA, which specify the procedures which must be followed by any shareholder who wishes to dissent and obtain payment for his or her shares in the event of the completion of the Reorg Merger. Such provisions of the IBCA are set forth in their entirety in Annex G hereto, and this summary is qualified by reference to those provisions. If you are considering exercising your dissenters’ rights, you should carefully review the following discussion and Annex G. Because of the complexity of the procedure established for exercising dissenters’ rights, Walgreens encourages you to consult an attorney before electing or attempting to exercise these rights.

Under the IBCA, all shareholders entitled to dissenters’ rights must be notified of that fact and the procedure to dissent in the meeting notice relating to the transaction with respect to which they are entitled to assert dissenters’ rights. This proxy statement/prospectus constitutes that notice. Because Walgreens has furnished to shareholders in this proxy statement/prospectus material information with respect to the Reorganization Merger Agreement and Reorganization, including the Reorg Merger, that will objectively enable a shareholder to evaluate the Reorganization Merger Agreement and Reorganization Proposal, to vote on the proposal and to determine whether or not to exercise dissenters’ rights, a shareholder may assert these rights only if (i) prior to the vote on the Reorganization Merger Agreement and the Reorganization, including the Reorg Merger, at the Special Meeting, the shareholder delivers to Walgreens a written demand for payment for his or her shares in the event the Reorg Merger is completed, and (ii) the shareholder does not vote in favor of the Reorganization Merger Agreement and Reorganization Proposal. If a shareholder votes in favor of the Reorganization Merger Agreement or the Reorganization Proposal, the shareholder will not be entitled to dissent and obtain payment for his or her shares, and a vote against the Reorganization Merger Agreement and Reorganization Proposal will not satisfy the above requirement that a written demand for payment be delivered to Walgreens. Failure to vote against the adoption of the Reorganization Merger Agreement and approval of the Reorg Merger will not waive a shareholder’s dissenters’ rights, provided that the shareholder has not voted in favor of the adoption of the Reorganization Merger Agreement and approval of the Reorg Merger and provided further that the shareholder has complied in all other respects with the IBCA in preserving the shareholder’s dissenters’ rights.

Within the later of (i) 10 days after the Reorganization is completed or (ii) 30 days after the shareholder delivers to Walgreens his or her written demand for payment, Walgreens will send to each shareholder delivering such a written demand (a “dissenting shareholder”) a statement setting forth Walgreens’ opinion as to the estimated fair value of such shareholder’s shares (a “statement of value”), Walgreens’ balance sheet as of the end of its fiscal year ended August 31, 2014, its income statement for its fiscal year ended August 31, 2014, and its latest interim financial statements, together with either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to Walgreens of the certificate or certificates or other evidence of ownership with respect to such shares, or instructions to the dissenting shareholder to sell his or her shares within ten days after delivery of Walgreens’ statement to the shareholder. Walgreens may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. Since the shares of Walgreens’ common stock are traded on the NYSE and NASDAQ, Walgreens anticipates that there will be such a public market for the shares of Walgreens Boots Alliance’s common stock, which are expected to be listed on [            ]. If the dissenting shareholder does not sell his or her shares within such 10 day period after being so instructed by Walgreens, he or she shall be deemed to have sold these shares at the average closing price of such shares on [            ] during such 10 day period.

A shareholder who makes such written demand for payment retains all other rights of a shareholder until those rights are cancelled or modified by the completion of the Reorg Merger. Upon completion of the Reorganization, Walgreens will pay each dissenting shareholder who transmits to the corporation the certificate or other evidence of ownership of the shares the amount Walgreens estimates to be the fair value of such shares, plus accrued interest, accompanied by a written explanation of how such interest was calculated.

If the dissenting shareholder does not agree with Walgreens’ opinion as to the estimated fair value of the shares or the amount of interest due and wishes to preserve dissenters’ rights, the dissenting shareholder shall, within 30 days from Walgreens’ delivery to the dissenting shareholder of the statement of value, notify Walgreens of the dissenting shareholder’s estimate of fair value and amount of interest due and demand payment for the difference between the dissenting shareholder’s estimate of fair value and interest due and the amount of the payment by Walgreens or the proceeds of sale by the dissenting shareholder, whichever amount is applicable.

If Walgreens and the dissenting shareholder are unable to agree on the fair value and interest due with respect to the shares within 60 days of delivery to Walgreens of the shareholder’s notice of estimated fair value and interest due, Walgreens shall either pay the difference in value demanded by the dissenting shareholder, with interest, or file a petition in the Circuit Court of Lake County, State of Illinois. Walgreens shall make all dissenters, whether or not residents of Illinois, whose demands remain unsettled, parties to the proceeding as an action against their shares, and shall serve all parties with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as required by law. If Walgreens does not commence such an action, dissenting shareholders can commence an action as otherwise permitted by law.

The jurisdiction of the court in which the proceeding is commenced under the foregoing paragraph by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. “Fair value” means the proportionate interest of the shareholder in Walgreens, without discount for minority status or, absent extraordinary circumstance, lack of marketability, immediately before the Reorganization excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court determines that the fair value of his or her shares, plus interest, exceeds the amount paid by Walgreens or the proceeds of sale by the shareholder, whichever amount is applicable.

The court, in such a proceeding, shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court, but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which Walgreens estimated to be the fair value of the shares, or if no estimate was made, then all or any part of such expenses may be assessed against Walgreens. If the amount which any dissenting shareholder estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenting shareholder. The court may also assess the fees and expenses of counsel and experts for the respective parties in amounts the court finds equitable. Specifically, the court may assess fees and expenses of counsel and experts against the corporation and in favor of any or all dissenters, if the court finds that the corporation did not substantially comply with the requirements of the statute. Additionally, the court may assess fees and expenses of counsel and experts against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by the statute. If the court finds that the services of counsel for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated and that the fees for those services should not be assessed against Walgreens, the court may award reasonable fees to that counsel to be paid out of the amounts awarded to the benefited dissenting shareholders.

Walgreens shareholders do not have any rights to appraisal or to dissent with respect to the Share Issuance or the Step 2 Acquisition. Accordingly, if the Share Issuance and the Step 2 Acquisition are completed, but the Reorganization is not completed, no appraisal or dissenters rights will be available.

MARKET PRICE AND DIVIDEND INFORMATION

On August 5, 2014, the last full trading day before the public announcement of the exercise of the Call Option, the high and low sales prices of Walgreens common stock as reported on the NYSE were $72.76 and $66.50, respectively. On [                    ], the last full trading day before the date of this document, the high and low sale prices of Walgreens common stock as reported on the NYSE were $[        ] and $[        ], respectively.

You are advised to obtain current market quotations for Walgreens common stock. The market price of Walgreens common stock will fluctuate between the date of this document and the completion of the Transactions. No assurance can be given concerning the market price of Walgreens common stock before the completion of the Transactions, or concerning the market price of Walgreens Boots Alliance following the completion of the Transactions.

Walgreens common stock is listed on the NYSE under the symbol “WAG.” The following tables set forth the high and low sales prices of Walgreens common stock as reported on the NYSE and the quarterly dividends declared per share during the periods indicated.

As of [            ], there were approximately [            ] holders of record of Walgreens common stock.

Period	High	Low
Annual (Fiscal Year) Price Data
Fiscal 2015 (through September 10, 2014)	$65.19	$59.82
Fiscal 2014	$76.39	$48.18
Fiscal 2013	$51.62	$31.88
Fiscal 2012	$37.61	$28.53
Fiscal 2011	$47.11	$27.05
Fiscal 2010	$40.69	$26.26
Fiscal 2009	$37.24	$21.28
Quarterly Price Data for Fiscal Quarter Ended
November 2014 (through September 10, 2014)	$65.19	$59.82
August 2014	$76.39	$57.75
May 2014	$71.97	$62.80
February 2014	$69.84	$54.86
November 2013	$60.93	$48.18
August 2013	$51.62	$43.31
May 2013	$51.25	$39.74
February 2013	$42.00	$33.94
November 2012	$37.35	$31.88
August 2012	$36.85	$28.53
May 2012	$36.04	$30.34
February 2012	$35.35	$30.80
November 2011	$37.61	$30.34

Period	Aggregate Dividends Declared (per share)
Fiscal Year
Fiscal 2014	$1.2825
Fiscal 2013	$1.14
Fiscal 2012	$.95
Fiscal 2011	$.75
Fiscal 2010	$.589
Fiscal 2009	$.477
Fiscal Quarter Ended
August 2014	$.3375
May 2014	$.315
February 2014	$.315
November 2013	$.315
August 2013	$.315
May 2013	$.275
February 2013	$.275
November 2012	$.275
August 2012	$.275
May 2012	$.225
February 2012	$.225
November 2011	$.225

Dividend Policy

It is intended that Walgreens Boots Alliance will pay dividends in a manner consistent with Walgreens’ historical practices. Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Within the general dividend policy, the Board will consider Walgreens Boots Alliance’s ability to declare and pay dividends in light of future operations and earnings, cash flows, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

The following unaudited condensed pro forma consolidated financial statements and related notes present the historical condensed consolidated balance sheet and statements of earnings of Walgreens adjusted to reflect the completion of the Reorg Merger, the anticipated acquisition of the remaining 55% of the issued and outstanding share capital of Alliance Boots, in exchange for £3.133 billion in cash and 144.3 million shares of Walgreens Boots Alliance, Inc. common stock (“the Second Step Transaction”) and certain related financing transactions (together with the Reorg Merger and the Second Step Transaction, referred to as the “Pro Forma Transaction”). The purchase consideration is subject to adjustment under certain circumstances. The pro forma adjustments related to the Pro Forma Transaction reflect the impact of the following:

•	the completion of the Reorg Merger;

•	acquisition of the remaining 55% interest in Alliance Boots through the Second Step Transaction, including the Company’s exercise of the Alliance Boots Call Option. The modification and exercise of the Alliance Boots Call Option on August 5, 2014 is not considered for these statements;

•	the elimination of the Company’s equity earnings in Alliance Boots, initial 45% equity method investment in Alliance Boots, Call Option to acquire the remaining interest in Alliance Boots and intercompany transactions;

•	the impact of the preliminary purchase price allocation to the underlying assets and liabilities acquired;

•	the impact of acquiring the remaining 27.5% effective interest in WBAD;

•	the conversion of the Alliance Boots financial information from IFRS to generally accepted accounting principles in the United States (“US GAAP”) and the translation of British pounds sterling to US dollars; and

•	the impact of $4 billion of anticipated debt borrowings to fund the cash portion of the Second Step Transaction and maintain working capital needs. The refinancing of the existing Alliance Boots debt is not considered for these statements.

The unaudited pro forma condensed consolidated balance sheet gives effect to the Pro Forma Transaction as if it had occurred on May 31, 2014. The unaudited pro forma condensed consolidated statements of earnings for the nine months ended May 31, 2014 and year ended August 31, 2013 give effect to the Pro Forma Transaction as if it had occurred on September 1, 2012, the first day of the Company’s 2013 fiscal year. Because the exchange ratio in the Reorg Merger is one Walgreens Boots Alliance share for each Walgreens share, the unaudited pro forma condensed consolidated financial information presented below would be identical (but in respect of Walgreens rather than Walgreens Boots Alliance) if assuming for purposes of the data presented below the Second Step Transaction is completed but the Reorganization is not completed.

The unaudited pro forma condensed consolidated financial information included herein was derived from the Company’s historical financial statements and those of Alliance Boots and is based on certain assumptions that we believe to be reasonable, which are described in the notes. We have not completed a final valuation analysis necessary to determine the fair values of all of Alliance Boots’ assets and liabilities. As described in the footnotes to the pro forma condensed financial statements, the unaudited pro forma condensed consolidated balance sheet includes a preliminary allocation of the purchase price to reflect the fair value of those assets and liabilities. Further, changes in certain variables between May 31, 2014, the date of the pro forma condensed balance sheet, and the actual closing date of the Pro Forma Transaction, such as (a) the Company’s stock price as of August 11, 2014 (the third trading day after the Company’s August 6, 2014 announcement and investor conference call relating to, among other things, the exercise of the Call Option for the Second Step Transaction) of $62.00; (b) the British pound sterling to US dollar exchange rate as of May 31, 2014 of $1.68 to £1.00; or (c) the composition or value of the assets and liabilities acquired may have a material impact on the unaudited pro forma condensed consolidated financial statements presented herein.

The Company’s fiscal year ends on August 31 and the Alliance Boots fiscal year ends on March 31. As the fiscal year-ends differ by more than 93 days, financial information for Alliance Boots for the nine months ended May 31, 2014 and the twelve months ended August 31, 2013 has been used in preparation of the unaudited pro forma condensed consolidated financial statements and has been presented without a lag. The Alliance Boots financial information for the twelve months ended August 31, 2013 was derived by adding the four unaudited quarters ended November 30, 2012, February 28, 2013, May 31, 2013, and August 31, 2013. The Alliance Boots financial information for the nine months ended May 31, 2014 was derived by adding the three unaudited quarters ended November 30, 2013, February 28, 2014 and May 31, 2014. Also, the income statement and balance sheet from Galenica and WBAD have been excluded from the Alliance Boots financial information for both periods presented.

The historical financial information of Alliance Boots was prepared in accordance with IFRS and prepared in British pounds sterling. The unaudited pro forma condensed financial statements include adjustments to convert the financial statements of Alliance Boots from IFRS to US GAAP and to translate the British pounds sterling amounts into US dollars. Management of the Company has reclassified certain line items from the financial statements of Alliance Boots to conform to the presentation of the Company’s financial statements.

The unaudited pro forma condensed consolidated financial statements reflect adjustments to give effect to pro forma events that are directly attributable to the Pro Forma Transaction, factually supportable, and with respect to the statements of earnings, are expected to have a continuing impact on the combined results. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed consolidated financial statements. In addition, the unaudited pro forma condensed consolidated financial statements and notes thereto should be read in conjunction with (1) the Company’s audited consolidated financial statements for the year ended August 31, 2013, (2) the Company’s unaudited condensed consolidated financial statements for the nine months ended May 31, 2014, and the notes relating thereto, (3) the discussion under “Part II—Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended August 31, 2013 and the discussion under “Part I—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the quarter and nine months ended May 31, 2014, each incorporated by reference into this proxy statement/prospectus, and (4) the audited consolidated financial statements of Alliance Boots for the years ended March 31, 2014, 2013 and 2012, and the notes relating thereto, contained in the Company’s Current Report on Form 8-K as filed with the Commission on May 15, 2014 and incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma condensed consolidated financial information is not intended to represent or be indicative of what the combined company’s financial position or results of operations actually would have been had the Pro Forma Transaction been completed as of the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed consolidated statements of earnings do not include the impacts of any revenue, cost or other operating synergies that may result from the acquisition of the remaining 55% interest in Alliance Boots or any related one-time Pro Forma Transaction costs related to the Second Step Transaction. One-time Pro Forma Transaction related costs of $16 million for financing, legal and other professional services were incurred through May 31, 2014 and additional costs are expected in fiscal 2015. The pro forma financial statements also do not reflect the potential refinancing of any of the existing Alliance Boots debt that Walgreens Boots Alliance will assume upon completion of the Second Step Transaction and the Reorg Merger.

Walgreens Boots Alliance and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of May 31, 2014

(In US $ millions)

In millions	Walgreen Co.	Alliance Boots GmbH (Note 3)	Effects of the Transaction (Note 4)			Pro Forma Consolidated
Assets
Current Assets:
Cash and cash equivalents	$2,126	$707	$(5,263)	(4a)		$1,570
	—	—	4,000	(4i)
Accounts receivable, net	3,029	4,156	(40)	(4j)		7,145
Inventories	6,439	3,179	52	(4g)		9,668
	—	—	(2)	(4j)
Other current assets	334	759	(32)	(4g)		1,061

Total Current Assets	11,928	8,801	(1,285)			19,444

Non Current Assets:
Property and equipment, at cost, less accumulated depreciation and amortization	12,088	3,773	(329)	(4g)		15,532
Equity investment in Alliance Boots	7,035	—	(7,035)	(4d)		—
Alliance Boots call option	924	—	(924)	(4d)		—
Goodwill	2,365	—	13,929	(4h)		16,294
	—	7,812	(7,812)	(4f)
Intangible assets, net	1,232	8,491	1,563	(4g)		11,286
Other non-current assets	1,819	1,176	79	(4g)		3,074

Total Non-Current Assets	25,463	21,252	(529)			46,186

Total Assets	$37,391	$30,053	$(1,814)			$65,630

Liabilities & Equity
Current Liabilities:
Short-term borrowings	$780	$617	$—			$1,397
Trade accounts payable	4,235	5,653	—			9,888
Accrued expenses and other liabilities	3,370	1,336	(40)	(4j)		4,717
	—	—	51	(4k)
Income taxes	24	155	—			179

Total Current Liabilities	8,409	7,761	11			16,181

Non-Current Liabilities:
Long-term debt	3,747	9,277	4,000	(4i)		17,024
Deferred income taxes	1,010	1,322	247	(4g)		2,579
Other non-current liabilities	2,740	554	—			3,294

Total Non-Current Liabilities	7,497	11,153	4,247			22,897

Commitments and Contingencies
Equity:
Preferred stock	—	—	—			—
Common stock	80	—	11	(4b)		91
	—	1,814	(1,814)	(4e)
Paid-in capital	1,128	—	8,938	(4b)		6,582
	—	—	(3,484)	(4c)
	—	3,668	(3,668)	(4e)
Employee stock loan receivable	(7)	—	—			(7)
Retained earnings	22,790	—	(408)	(4d)		22,329
	—	5,512	(5,512)	(4e)
	—	—	(2)	(4j)
	—	—	(51)	(4k)
Accumulated other comprehensive income/(loss)	202	—	(71)	(4d)		131
	—	(114)	114	(4e)
Treasury stock, at cost	(2,776)	—	—			(2,776)

Total Shareholders Equity	21,417	10,880	(5,947)			26,350
Noncontrolling interests	68	259	(69)	(4g	)	202
	—	—	(56)	(4c	)

Total Equity	21,485	11,139	(6,072)			26,552

Total Liabilities & Equity	$37,391	$30,053	$(1,814)			$65,630

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Walgreens Boots Alliance and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Earnings

For the Nine Months Ended May 31, 2014

(In US $ millions, except for per share data)

In millions	Walgreen Co.	Alliance Boots GmbH (Note 3)	Effects of the Transaction (Note 5)		Pro Forma Consolidated
Net sales	$57,335	$28,452	$(50)	(5g)	$85,737
Cost of sales	41,093	22,377	(45)	(5g)	63,425

Gross Profit	16,242	6,075	(5)		22,312
Selling, general and administrative expenses	13,499	4,743	71	(5c)	18,294
	—	—	(16)	(5d)
	—	—	(3)	(5g)
Equity earnings in Alliance Boots	482	—	(482)	(5a)	—

Operating Income	3,225	1,332	(539)		4,018
Interest expense, net	113	337	105	(5b)	541
	—	—	(14)	(5c)
Other income	290	290	—		580

Earnings Before Income Tax Provision	3,402	1,285	(630)		4,057
Income tax provision	1,166	158	(156)	(5a)	1,163
	—	—	(14)	(5c)
	—	—	39	(5f)
	—	—	(30)	(5h)
Share of post-tax earnings from associates and joint ventures	—	19	—		19

Net Earnings	2,236	1,146	(469)		2,913
Net earnings attributable to noncontrolling interests	65	55	(63)	(5e)	57

Net earnings Attributable to Walgreen Co.	$2,171	$1,091	$(406)		$2,856

Net earnings per common share attributable to Walgreen Co.—basic	$2.28			(5i)	$2.60
Net earnings per common share attributable to Walgreen Co.—diluted	$2.25			(5i)	$2.58

Average shares outstanding	952.2		144.3		1,096.5
Dilutive effect of stock options	12.1		—		12.1

Average dilutive shares	964.3	—	144.3		1,108.6

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Walgreens Boots Alliance and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Earnings

For the Year Ended August 31, 2013

(In US $ millions, except for per share data)

In millions	Walgreen Co.	Alliance Boots GmbH (Note 3)	Effects of the Transaction (Note 5)		Pro Forma Consolidated
Net sales	$72,217	$36,448	$(25)	(5g)	$108,640
Cost of sales	51,098	28,824	(19)	(5g)	79,903

Gross Profit	21,119	7,624	(6)		28,737
Selling, general and administrative expenses	17,543	6,012	94	(5c)	23,615
	—	—	(17)	(5d)
	—	—	(16)	(5e)
	—	—	(1)	(5g)
Gain on sale of business	20	—	—		20
Equity earnings in Alliance Boots	344	—	(344)	(5a)	—

Operating Income	3,940	1,612	(410)		5,142
Interest expense, net	165	505	141	(5b)	793
			(18)	(5c)
Other income	120	120	—		240

Earnings Before Income Tax Provision	3,895	1,227	(533)		4,589
Income tax provision	1,445	(5)	(109)	(5a)	1,278
	—	—	(19)	(5c)
	—	—	8	(5f)
	—	—	(42)	(5h)
Share of post-tax earnings from associates and joint ventures	—	15	—		15

Net Earnings	2,450	1,247	(371)		3,326
Net earnings attributable to noncontrolling interests	—	67	—		67

Net earnings Attributable to Walgreen Co.	$2,450	$1,180	$(371)		$3,259

Net earnings per common share attributable to Walgreen Co.—basic	$2.59			(5i)	$2.99
Net earnings per common share attributable to Walgreen Co.—diluted	$2.56			(5i)	$2.96

Average shares outstanding	946.0		144.3		1,090.3
Dilutive effect of stock options	9.2		—		9.2

Average dilutive shares	955.2	—	144.3		1,099.5

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(Amounts are presented in US $ Millions, unless otherwise stated)

Note 1: Basis of Preparation

The unaudited pro forma condensed consolidated financial statements and related notes present the historical consolidated balance sheet and statements of earnings of the Company adjusted to reflect the Company’s exercise of the Call Option to acquire the remaining 55% of the issued and outstanding share capital of Alliance Boots, in exchange for £3.133 billion in cash (approximately $5.3 billion at the May 31, 2014 spot rate of $1.68 to £1.00) and 144.3 million common shares with a value of $8.9 billion based on the August 11, 2014 (the third trading day after the Company’s August 6, 2014 announcement and investor conference call relating to, among other things, the exercise of the Call Option for the Second Step Transaction) closing price of $62.00. The unaudited pro forma condensed consolidated financial statements also present the effects of the related financing transactions—an anticipated debt offering of $4.0 billion. Further, changes in certain variables between May 31, 2014, the date of the pro forma balance sheet, and the actual closing date of the Pro Forma Transaction may have a material impact on the unaudited pro forma condensed consolidated financial statements presented herein.

Galenica

The Alliance Boots investment in Galenica, a Swiss healthcare group, is excluded from the Alliance Boots financial statements as this investment was held solely for the benefit of other Alliance Boots shareholders and was distributed to such other equity shareholders, other than the Company, in May 2013 and does not form a part of the Pro Forma Transaction.

Impact of Alliance Boots Acquisition

As part of the Pro Forma Transaction, Walgreens Boots Alliance and/or Walgreens will acquire the remaining 55% interest in Alliance Boots and increase its interest in WBAD to 100%. Currently, WBAD is a 50/50 joint venture between the Company and Alliance Boots. Because the Company owns a 50% direct interest and an additional indirect ownership interest through its 45% ownership of Alliance Boots, the financial results of WBAD are fully consolidated into the Company’s consolidated financial statements with the remaining 27.5% effective interest being recorded as noncontrolling interest. After the Pro Forma Transaction, Walgreens Boots Alliance and/or Walgreens will own the additional 27.5% effective interest in WBAD through its 100% ownership of Alliance Boots. The Alliance Boots income statement and balance sheet are presented without WBAD.

Because the Company currently consolidates WBAD, the acquisition of the additional 27.5% effective interest is accounted for as an equity transaction. The difference between the consideration allocated to the acquired noncontrolling interest compared to the previous carrying value of the noncontrolling interest is recognized as an adjustment to paid-in capital.

The assets acquired and liabilities assumed of Alliance Boots are recognized at their fair values as if the acquisition occurred on May 31, 2014. Under ASC 805 Business Combinations, the previously held 45% equity ownership interest in Alliance Boots and Call Option are remeasured at fair value and any difference between the fair value and the carrying value of the equity interest held and Call Option are recognized as a gain or loss in the statement of earnings. The one-time gain or loss resulting from the Pro Forma Transaction has not been included in the unaudited pro forma condensed statements of earnings as it will not have a continuing effect on Walgreens Boots Alliance, but will be recognized in Walgreens Boots Alliance’s financial statements on the acquisition date.

Pending Transactions

The unaudited pro forma condensed consolidated financial statements do not include any impact of Alliance Boots’ pending 12% investment in Nanjing Pharmaceutical Company Limited for $94 million (RMB560 million), the acquisition of Farmacias Ahumada in August 2014 for $630 million (£375 million) or the acquisition of the remaining 50% of the UniDrug Distribution Group in August 2014 for $111 million (£66 million). None of the transactions are considered significant to the unaudited pro forma financial statements.

Note 2: Significant Accounting Policies

The unaudited pro forma condensed consolidated financial information has been compiled using the significant accounting policies as set forth in the Company’s audited consolidated financial statements for the year ended August 31, 2013. The accounting policies of Alliance Boots are similar in most material respects to those of the Company. Access to the information of Alliance Boots has been limited to the stated rights in the AB Shareholders’ Agreement. Upon completion of the acquisition, or as more information becomes available, the Company will complete a more detailed review of the Alliance Boots accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. Adjustments were made to convert the financial statements of Alliance Boots from IFRS to US GAAP, as applied by the Company, and conform to the Company’s classification of certain assets and liabilities and translate the British pounds sterling amounts into US dollars, as set out further in Note 3. Apart from these adjustments, the Company is not aware of any differences that would have a material impact on the combined financial statements. For purposes of the unaudited pro forma condensed consolidated financial information, adjustments arising as part of the acquisition and financing arrangements are described in Notes 4 and 5.

Note 3: IFRS to US GAAP Adjustments and Foreign Currency Translation

The historical financial information of Alliance Boots was prepared in accordance with IFRS and prepared in British pounds sterling. The Alliance Boots financial information reflected in the pro forma financial information has been adjusted for differences between IFRS and US GAAP and translated from the British pounds sterling amounts into US dollars. In addition, certain balances were reclassified from the Alliance Boots historical financial statements so that their presentation would be consistent with the Company.

The following table reflects the adjustments made to the Alliance Boots unaudited pro forma condensed consolidated balance sheet as of May 31, 2014 to convert from IFRS to US GAAP and from British pounds sterling to US dollars using the spot rate of $1.68 to £1.00 as of May 31, 2014. The WBAD investment is excluded from the Alliance Boots financial statements as the Company consolidates the joint venture.

Unaudited Pro Forma Alliance Boots Balance Sheet presented in US GAAP as of May 31, 2014

In millions	Alliance Boots GmbH IFRS (GBP)	IFRS to US GAAP Adjustments (GBP)		Alliance Boots GmbH US GAAP (GBP)	Alliance Boots GmbH US GAAP (USD)
Assets
Current Assets:
Cash and cash equivalents	£421	£—		£421	$707
Accounts receivable, net	2,474	—		2,474	4,156
Inventories	1,892	—		1,892	3,179
Other current assets	384	68	(3a1,2)	452	759

Total Current Assets	5,171	68		5,239	8,801

Non Current Assets:
Property and equipment, at cost, less accumulated depreciation and amortization	1,900	346	(3b1,2,6)	2,246	3,773
Goodwill	4,621	29	(3b6)	4,650	7,812
Intangible assets, net	5,311	(257)	(3b1,6)	5,054	8,491
Other non-current assets	480	220	(3b3,4,5,6)	700	1,176

Total Non-Current Assets	12,312	338		12,650	21,252

Total Assets	£17,483	£406		£17,889	$30,053

Liabilities & Equity
Current Liabilities:
Short-term borrowings	£362	£5	(3c1)	£367	$617
Trade accounts payable	3,365	—		3,365	5,653
Accrued expenses and other liabilities	847	(52)	(3c2,3)	795	1,336
Income taxes	102	(10)	(3c3)	92	155

Total Current Liabilities	4,676	(57)		4,619	7,761

Non-Current Liabilities:
Long-term debt	5,417	105	(3d1,2)	5,522	9,277
Deferred income taxes	770	17	(3d4)	787	1,322
Other non-current liabilities	367	(37)	(3d3,4)	330	554

Total Non-Current Liabilities	6,554	85		6,639	11,153

Commitments and Contingencies
Equity:
Common stock	1,080	—		1,080	1,814
Paid-in capital	2,184	—		2,184	3,668
Retained earnings	2,917	364		3,281	5,512
Accumulated other comprehensive income/(loss)	34	(102)		(68)	(114)

Total Shareholders Equity	6,215	262		6,477	10,880
Noncontrolling interests	38	116	(3e1,2,3)	154	259

Total Equity	6,253	378		6,631	11,139

Total Liabilities & Equity	£17,483	£406		£17,889	$30,053

Adjustments

(a)	The adjustments to current assets consist of the following:

(1)	Reclassification of available for sale securities of £67 million from other non-current assets in IFRS, to other current assets under US GAAP.

(2)	All other adjustments increase other current assets by £1 million.

(b)	The adjustments to non-current assets consist of the following:

(1)	Reclassification of computer software assets of £254 million from intangible assets under IFRS, to property and equipment under US GAAP.

(2)	Leases of £81 million classified as operating leases under IFRS, which are classified as capital leases under US GAAP.

(3)	The AmerisourceBergen warrants are accreted to fair market value over the period ending at the end of the exercise date under IFRS, which are recorded at fair value at each period under US GAAP resulting in a £262 million adjustment in other non-current assets.

(4)	Available for sale securities of £67 million are reclassified from other non-current assets in IFRS, to other current assets under US GAAP.

(5)	Deferred financing costs of £25 million recorded as an offset to borrowings under IFRS, whereas the amounts are recorded as non-current assets under US GAAP. Also, £17 million of deferred financing costs were amortized over a shorter life under IFRS than under US GAAP.

(6)	All other adjustments include an increase of property and equipment of £11 million, an increase of goodwill of £29 million, a decrease of intangible assets of £3 million and a decrease of other non-current assets of £17 million.

(c)	The adjustments to current liabilities consist of the following:

(1)	Recognition of £5 million in lease obligations for leases classified as operating leases under IFRS, which are classified as capital leases under US GAAP.

(2)	The customer loyalty program is accounted for as deferred revenue under IFRS and the Company accounts for it under the incremental cost under US GAAP, which reduced the deferred revenue liability by £64 million.

(3)	All other adjustments include an increase of accrued expenses and other liabilities of £12 million and a decrease of income taxes of £10 million.

(d)	The adjustments to non-current liabilities consist of the following:

(1)	Recognition of £80 million in lease obligations for leases classified as operating under IFRS, which are classified as capital under US GAAP.

(2)	Reversal of £25 million in deferred financing costs netted against related borrowings under IFRS, which are recorded as an asset under US GAAP.

(3)	Derecognition of £74 million of future dividend liability to noncontrolling interests which do not meet the definition of a liability under US GAAP.

(4)	All other adjustments include an increase in deferred income taxes of £17 million and increases of other non-current liabilities of £37 million.

(e)	The adjustments to noncontrolling interests consist of the following:

(1)	Reversal of £78 million of current and long-term dividend obligations to noncontrolling interests which do not meet the definition of a liability under US GAAP.

(2)	Noncontrolling interests increased by £32 million mainly related to purchase accounting adjustments measuring the noncontrolling interests in a partial acquisition based on the fair value of identifiable net assets acquired under IFRS compared to fair value under US GAAP.

(3)	All other adjustments increase noncontrolling interests by £6 million.

Unaudited Pro Forma Alliance Boots Statement of Earnings presented in US GAAP for the Nine Months Ended May 31, 2014

The following table reflects the adjustments made to the Alliance Boots unaudited pro forma condensed consolidated statement of earnings for the nine months ended May 31, 2014 to convert from IFRS to US GAAP and from British pounds sterling to US dollars using a historical average exchange rate of $1.64 to £1.00. The balances of Alliance Boots, set out below, exclude Galenica and related amounts which were excluded from the First Step Acquisition. Also, WBAD equity earnings were excluded as the Company consolidates the joint venture.

In millions	Alliance Boots GmbH IFRS (GBP)	IFRS to US GAAP Adjustments (GBP)		Alliance Boots GmbH US GAAP (GBP)	Alliance Boots GmbH US GAAP (USD)
Net sales	£17,416	£(72)	(3a)	£17,344	$28,452
Cost of sales	13,715	(74)	(3b)	13,641	22,377

Gross Profit	3,701	2		3,703	6,075

Selling, general and administrative expenses	2,827	64	(3c)	2,891	4,743

Operating Income	874	(62)		812	1,332

Interest expense, net	217	(12)	(3d)	205	337
Other income	—	178	(3e)	178	290

Earnings Before Income Tax Provision	657	128		785	1,285

Income tax provision	91	5	(3f)	96	158
Share of post-tax earnings from associates and joint ventures	12	—		12	19

Profit for the period	578	123		701	1,146
Profit attributable to noncontrolling interests	23	11	(3g)	34	55

Profit attributable to Alliance Boots	£555	£112		£667	$1,091

Adjustments

(a)	The adjustments to net sales consist of the following:

•	Reclassification of £78 million of net sales under IFRS to a reduction of cost of sales under US GAAP related to synergy benefits.

•	All other adjustments increased revenue by £6 million.

(b)	The adjustments to cost of sales consist of the following:

•	Reclassification of £78 million of net sales under IFRS to a reduction of cost of sales under US GAAP related to synergy benefits.

•	All other adjustments increased cost of sales by £4 million.

(c)	The adjustments to selling, general and administrative (“SG&A”) expenses consist of the following:

•	Actuarial pension valuations were performed under IFRS and US GAAP for all material Alliance Boots pension plans resulting in £47 million of additional pension expense due to various differences in pension accounting standards.

•	Income related to the AmerisourceBergen warrants, is accreted to fair market value over the period ending at the end of the exercise date under IFRS, which are adjusted to fair market value each period under US GAAP. £18 million was recorded as a reduction in SG&A expenses under IFRS and reclassified to other income for US GAAP.

•	All other adjustments decreased SG&A expenses £1 million.

(d)	The adjustments to interest expense, net, consist of the following:

•	Reclassification of pension expenses of £9 million recorded in net interest costs in IFRS, which are recorded in SG&A in US GAAP.

•	Reclassification of £8 million of interest expense to noncontrolling interests related to future dividend liabilities and put option obligations recorded under IFRS, which do not meet the definition of a liability under US GAAP.

•	All other adjustments increased interest expense by £5 million.

(e)	The adjustments to other income consist of the following:

•	Income related to the AmerisourceBergen warrants of £178 million held by Alliance Boots is accreted to fair market value and recorded in SG&A under IFRS, which is adjusted to fair market value each period end and recorded in other income under US GAAP.

(f)	The adjustments to income tax provision consist of the following:

•	Derecognition of a £13 million tax benefit under IFRS related to a deferred tax asset for previously acquired goodwill amortization, which is not recognized under US GAAP.

•	All other adjustments increased the income tax provision by £18 million related to the tax impact of the pre-tax IFRS to US GAAP adjustments based on local statutory tax rates.

(g)	The adjustments to profit attributable to noncontrolling interests consist of the following:

•	Reclassification of £8 million of interest expense to noncontrolling interests related to future dividend liabilities and put option obligations recorded under IFRS, which do not meet the definition of a liability under US GAAP.

•	All other adjustments decrease the profit attributable to noncontrolling interests by £3 million related to the noncontrolling interests on the IFRS to US GAAP adjustments based on the noncontrolling interest ownership.

Unaudited Pro Forma Alliance Boots Statement of Earnings presented in US GAAP for the Twelve Months Ended August 31, 2013

The following table reflects the adjustments made to the Alliance Boots unaudited pro forma consolidated statement of earnings for the twelve months ended August 31, 2013 to convert from IFRS to US GAAP and from British pounds sterling to US dollars using a historical average exchange rate of $1.56 to £1.00. The balances of Alliance Boots exclude Galenica and related amounts which were excluded from the First Step Acquisition. Also, WBAD equity earnings were excluded as the Company consolidates the joint venture.

In millions	Alliance Boots GmbH IFRS (GBP)	IFRS to US GAAP Adjustments (GBP)		Alliance Boots GmbH US GAAP (GBP)	Alliance Boots GmbH US GAAP (USD)
Net sales	£23,211	£101	(3h)	£23,312	$36,448
Cost of sales	18,325	113	(3i)	18,438	28,824

Gross Profit	4,886	(12)		4,874	7,624

Selling, general and administrative expenses	3,760	87	(3j)	3,847	6,012

Operating Income	1,126	(99)		1,027	1,612

Interest expense, net	305	19	(3k)	324	505
Other income	—	78	(3l)	78	120

Earnings Before Income Tax Provision	821	(40)		781	1,227

Income tax provision	6	(15)	(3m)	(9)	(5)
Share of post-tax earnings from associates and joint ventures	15	(5)	(3n)	10	15

Profit for the period	830	(30)		800	1,247
Profit attributable to noncontrolling interests	41	2	(3o)	43	67

Profit attributable to Alliance Boots	£789	£(32)		£757	$1,180

Adjustments

(h)	The adjustments to net sales consist of the following:

•	Reclassification of £147 million of net sales for the Alliance Boots Russia operations partially disposed of in March 2012 that does not meet the definition of a discontinued operation under US GAAP.

•	Reclassification of £26 million of net sales under IFRS to a reduction of cost of sales under US GAAP related to synergy benefits.

•	The customer loyalty program reduced net sales by £17 million because it is accounted for as deferred revenue under IFRS and incremental cost under US GAAP.

•	All other adjustments decreased revenue by £3 million.

(i)	The adjustments to cost of sales consist of the following:

•	Reclassification of £138 million of cost of sales for the Alliance Boots Russia operations partially disposed of in March 2012 that does not meet the definition of a discontinued operation under US GAAP.

•	Reclassification of £26 million of net sales under IFRS to a reduction of cost of sales under US GAAP related to synergy benefits.

•	All other adjustments increased cost of sales by £1 million.

(j)	The adjustments to selling, general and administrative expenses consist of the following:

•	Actuarial pension valuations were performed under IFRS and US GAAP for the material Alliance Boots pension plans resulting in £73 million of additional pension expense due to various differences in pension accounting standards.

•	Reclassification of £13 million of SG&A for the Alliance Boots Russia operations partially disposed of in March 2012 that does not meet the definition of a discontinued operation under US GAAP.

•	All other adjustments increased SG&A by £1 million.

(k)	The adjustments to interest expense, net, consist of the following:

•	Reclassification of £18 million of net interest expense for the Alliance Boots Russia operations partially disposed of in March 2012 that does not meet the definition of a discontinued operation under US GAAP.

•	Derecognition of £7 million of interest expense related to future dividend liabilities and put option obligations recorded under IFRS, which do not meet the definition of a liability under US GAAP.

•	All other adjustments increased interest expense by £8 million.

(l)	The adjustments to other income consist of the following:

•	Income related to the AmerisourceBergen warrants of £78 million held by Alliance Boots which is accreted to fair market value and recorded in net sales under IFRS which is adjusted to fair market value each period end and recorded in other income under US GAAP.

(m)	The adjustments to income tax provision consist of the following:

•	Reclassification of a £12 million tax benefit under IFRS for changes in tax rates that were previously recorded in other comprehensive income, which is recorded in income tax provision under US GAAP.

•	All other adjustments increased the income tax provision by £27 million related to the tax impact of the pre-tax IFRS to US GAAP adjustments based on local statutory tax rates.

(n)	The adjustment to share of post-tax earnings from associates and joint ventures consist of the following:

•	Reversal of £6 million gain on the reacquisition of the Alliance Boots Russia operations that was partially disposed of in March 2012 that does not meet the definition of a discontinued operation under US GAAP.

•	All other adjustments increased share of post-tax earnings from associates and joint ventures by £1 million.

(o)	The adjustments to profit attributable to noncontrolling interests consist of the following:

•	Reclassification of £7 million of interest expense to noncontrolling interests related to future dividend liabilities and put option obligations recorded under IFRS, which do not meet the definition of a liability under US GAAP.

•	All other adjustments increase the profit attributable to noncontrolling interests by £5 million related to the noncontrolling interests on the IFRS to US GAAP adjustments based on the noncontrolling interest ownership.

Note 4: Unaudited Pro Forma Consolidated Balance Sheet Adjustments

Estimated purchase consideration and the fair value of the Company’s previously held equity interest and Call Option in Alliance Boots as compared to the fair value of net identifiable assets and liabilities acquired is as follows (in millions):

	Amount	Footnote
Calculation of consideration
Plus: Cash paid to shareholders of Alliance Boots	$5,263	(4a	)
Plus: Fair value of common stock issued	8,949	(4b	)

Subtotal—fair value of total consideration transferred	14,212
Less: Consideration attributed to WBAD noncontrolling interest	(3,540)	(4c	)

Subtotal—consideration	$10,672

Fair value of previously held equity interest
Plus: Fair value of 45% of equity interest and Call Option already held by the Company	$7,480	(4d	)

Recognized amounts of identifiable assets acquired and liabilities assumed
Plus: Book value of Alliance Boots’ net assets excluding WBAD equity investment	$10,880	(4e	)
Less: Historical Alliance Boots goodwill	(7,812)	(4f	)

Subtotal—net assets to be acquired	$3,068

Fair value adjustments of net assets and noncontrolling interest acquired	$1,155	(4g	)

Goodwill recognized	$13,929	(4h	)

(a)	Represents the cash portion of consideration transferred upon exercise of the Call Option (£3.133 billion) using an exchange rate of $1.68 to £1.00, which represents the spot rate on May 31, 2014.

The cash portion of consideration transferred is subject to change due to fluctuations in exchange rates, and the US dollar equivalent could differ materially from $5.3 billion set forth above. Holding all other variables constant, a 10% increase or decrease in exchange rates compared to the exchange rate of $1.68 to £1.00 would increase or decrease the total consideration by $526 million. The cash portion of the consideration transferred will be calculated on the closing date of the acquisition.

(b)	Represents the fair value of 144.3 million newly issued common shares transferred upon exercise of the Call Option. The Company stock price utilized in the calculation of the equity portion of consideration transferred was $62.00 per share on August 11, 2014 (the third trading day after the Company’s August 6, 2014 announcement and investor conference call relating to, among other things, the exercise of the Call Option for the Second Step Transaction). The issuance of common stock increased common stock and paid-in capital by $11 million and $8.9 billion, respectively.

The equity portion of consideration transferred is subject to change due to fluctuations in the Company’s and/or Walgreens Boots Alliance’s share price and could differ materially from $62.00 per share set forth above. Holding all other variables constant, a 10% increase or decrease in the Company’s share price compared to the price set forth above would increase or decrease the total consideration by $895 million. The equity portion of the consideration transferred will be calculated on the closing date of the acquisition.

(c)	The acquisition of the remaining 27.5% effective interest in WBAD was excluded from the preliminary purchase price allocation as the Company consolidates the joint venture. As a result of the Pro Forma Transaction, the Company will own 100% of WBAD through its 100% ownership of Alliance Boots. A noncontrolling interest acquired as part of a controlling interest acquisition is accounted for as an equity transaction with no gain or loss recorded in the statement of earnings under ASC 805 Business Combinations.

	Amount	Footnote
Impact of equity transaction
Consideration attributable to WBAD	$3,540	i.
Less: Carrying value of the Company’s pre-existing NCI	(56)	ii.

Impact to additional paid-in-capital	$3,484	iii.

i.	The consideration attributed to the acquisition of the remaining 27.5% effective interest of WBAD was determined based on the relative fair value of Alliance Boots and the fair value of WBAD.
ii.	The carrying value of the Company’s pre-existing noncontrolling interest in WBAD as of May 31, 2014.
iii.	The difference between the consideration transferred and the pre-existing carrying value of noncontrolling interest, is reflected as an adjustment to additional paid-in capital in the pro forma financial statements.

(d)	A step acquisition occurs when a controlling ownership interest is gained over a period of time. Under ASC 805 Business Combinations, a step acquisition in which control is obtained over a business is accounted for as a business combination. The accounting guidance also requires that previously held equity interests be remeasured at fair value and any difference between the fair value and the carrying value of the previously held equity interest be recognized as a gain or loss on the statement of earnings. The modification and exercise of the Alliance Boots Call Option on August 5, 2014 is not considered for these statements.

	Amount	Footnote
Effect of Transaction on pro forma consolidated balance sheet
Implied fair value of 45% of equity interest held by the Company	$7,480	i.

Carrying value of Company’s equity investment in Alliance Boots	7,035	ii.
Carrying value of Company’s CTA in Alliance Boots in AOCI	(219)	ii.
Carrying value of Company’s share in Alliance Boots AOCI in AOCI	148	ii.
Net carrying value of the Company’s equity investment in Alliance Boots	6,964
Gain (loss) on 45% equity interest already held by the Company	$516

Fair value of Call Option held by the Company	$—	i.
Carrying value of Company’s Call Option in Alliance Boots	924	ii.
Gain (loss) on Call Option over 55% Alliance Boots’ equity held by the Company	$(924)

Total adjustment reflected on the pro forma consolidated balance sheet	$(408)	iii.

i.	The fair value of the previously held equity investment in Alliance Boots was determined using the Income Approach methodology. The fair value of the call option over the 55% of the Alliance Boots’ equity was determined using the Intrinsic Value approach.
ii.	Carrying values from the Company’s historical consolidated balance sheet at May 31, 2014. Cumulative translation adjustments of $219 million and the Company’s share of Alliance Boots’ accumulated other comprehensive income of $148 million as of May 31, 2014 were netted against the carrying value of the equity investment in Alliance Boots.

iii.	The resulting loss on remeasurement to fair value of the previously held equity investment and Call Option in Alliance Boots was $408 million, which is reflected in the unaudited pro forma condensed consolidated balance sheet in retained earnings. The loss is excluded from the unaudited pro forma condensed consolidated statements of earnings as it is nonrecurring in nature.

(e)	Alliance Boots historical stockholders’ equity of $1.8 billion of common stock, $3.7 billion of paid-in capital, $5.5 billion of retained earnings and $114 million of accumulated other comprehensive (loss) (“AOCI”) has been eliminated in the unaudited pro forma condensed consolidated balance sheet in accordance with acquisition accounting.
(f)	Prior to the transaction, Alliance Boots’ historical balance sheet included $7.8 billion of goodwill that was eliminated from the pro forma condensed consolidated balance sheet and excluded from the net assets acquired because goodwill for the Alliance Boots acquisition will be determined in purchase accounting.
(g)	The Company has accounted for the acquired net assets of Alliance Boots using a preliminary purchase price allocation based on the respective fair value of the assets and liabilities acquired. Refer to the table below for a breakdown of fair value adjustments of net assets acquired (in millions):

	Amount	Footnote
Net assets
Inventories	$52
Other current assets	(32)	i.
Property and equipment	(329)	ii.
Intangible assets, net definite lived	1,402	iii.
Intangible assets, net indefinite lived	161	iii.
Investments in associates and joint ventures	152	iv.
Debt issuance costs	(73)	v.
Deferred taxes	(247)	vi.
Noncontrolling interest	69	vii.

Fair value adjustments of net assets and noncontrolling interest acquired	$1,155	viii.

i.	The other current assets contain $32 million of Walgreens stock which will be distributed to certain Alliance Boots employees through a long-term incentive plan.
ii.	The property and equipment expected decrease in annual depreciation is $18 million.
iii.	The preliminary valuation of acquired intangible assets is comprised of definite lived intangible assets of $2.8 billion and indefinite lived intangible assets of $7.3 billion, which has a fair value adjustment of $1.6 billion. The indefinite lived intangible assets are primarily related to certain trade names and pharmacy licenses. The definite lived intangible assets primarily relate to customer relationships. The preliminary annual amortization is expected to be $112 million of the amortizable intangible assets.
iv.	The preliminary valuation of investments in associates and joint ventures was determined using the market valuation approach. WBAD was excluded from the Alliance Boots investments in associates and joint ventures.
v.	The preliminary fair value of long-term debt was determined using book value. The refinancing of the Alliance Boots debt is not considered for these statements. Debt issuance costs have no fair value and are eliminated in purchase accounting.
vi.	Deferred income taxes were adjusted to account for the fair value adjustments associated with the Pro Forma Transaction. The analysis of the deferred income taxes was performed using the Alliance Boots’ combined blended local statutory rate of the location of the long-lived assets of 20.0%.
vii.	The noncontrolling interest of $69 million relates to the Alliance Boots’ Management equity plan which will be settled before the acquisition, so it has no value.
viii.	The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. An independent third-party appraiser assisted in performing the preliminary valuation of these assets and the purchase price allocation will be adjusted upon the final valuation. The final purchase price allocation may result in a material change in the fair value of the net assets acquired and consequently in the value of residual goodwill.

(h)	The Pro Forma Transaction will be accounted for under the acquisition method of accounting, which requires that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Goodwill is calculated as the aggregate fair value of (1) the consideration expected to be transferred and (2) the previously held equity investment, less the fair values assigned to the acquired identifiable tangible and intangible assets and the assumed liabilities. As a result, the unaudited pro forma condensed consolidated balance sheet is adjusted to reflect $13.9 billion of goodwill attributable to the Pro Forma Transaction.
(i)	Reflects the $4 billion proceeds (net of $25 million in transaction costs) from the anticipated sale of $4 billion Senior Notes due over various periods with an average fixed rate of 3.5% to fund the cash portion of the Second Step Transaction and maintain working capital needs. The transaction costs will be amortized to interest expense using the effective interest rate method.
(j)	These adjustments are recorded to eliminate intercompany transactions between both the Company and Alliance Boots and transactions between WBAD and Alliance Boots.
(k)	The expected future Pro Forma Transaction costs of $51 million for legal and other professional services are recorded as an accrued liability, but since the expected expenses are nonrecurring, no expense was recorded. The accrual does not contemplate financing costs related to a potential refinancing of Alliance Boots debt.

Note 5: Adjustments to the Unaudited Pro Forma Consolidated Statement of Earnings for the Nine Months Ended May 31, 2014 and the Year Ended August 31, 2013

(a)	Reflects the elimination of equity income from Alliance Boots of $482 million and $344 million for the nine months ended May 31, 2014 and the year ended August 31, 2013, respectively, and the elimination of the US GAAP deferred tax expense associated with the Company’s equity income of Alliance Boots of $156 million and $109 million for the nine months ended May 31, 2014 and the year ended August 31, 2013, respectively.

(b)	To record the increase in interest expense of $105 million and $141 million for the nine months ended May 31, 2014 and the year ended August 31, 2013, respectively, associated with the anticipated debt financing described in Footnote 4i above. Interest expense was estimated for the periods using an effective interest rate of 3.5%. A 1/8% increase or decrease in the interest rate would impact the unaudited pro forma consolidated statement of earnings by $4 million for the nine months ended May 31, 2014 and $5 million for the year ended August 31, 2013.

(c)	The following table details the impact of the fair value adjustments on the unaudited pro forma consolidated statement of earnings for the nine months ended May 31, 2014 and year ended August 31, 2013:

	Current Book Value	Preliminary Appraised Value	Adjustment	Translated Adjustment	Estimated remaining useful life (years)	Incremental amortization expense(i)
						Nine Months ended May 31, 2014	Year ended August 31, 2013
Inventories	£1,892	£1,923	31	$52	< 1 yr	$—	$52
Property and equipment	2,246	2,050	(196)	(329)	various	(13)	(18)
Intangible assets, net definite lived	790	1,624	834	1,402	various	84	112
Intangible assets, net indefinite lived	4,264	4,360	96	161	indefinite	—	—
Other non-current assets	43	—	(43)	(73)	4 yr	(14)	(18)

	£9,235	£9,957	£722	$1,213		$57	$128

(i)	The inventory step-up is expensed as the acquired inventory is sold. As this will not have a continuing effect beyond one year, the amount has been excluded from the pro forma statement of earnings. The incremental amortization expense on property and equipment and definite lived intangible assets was calculated using the straight-line method over the estimated remaining useful life.

The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. An independent third-party appraiser assisted in performing the preliminary valuation of these assets and the purchase price allocation will be adjusted upon a final valuation. Any change in fair value adjustments, specifically any reallocation between definite and indefinite lived intangible assets, may result in a material change in the amortization shown above and, accordingly, in Walgreens Boots Alliance’s goodwill and future earnings.

(d)	Represents the expenses directly attributable to the Pro Forma Transaction included in the historical statement of earnings for the nine months ended May 31, 2014 and for the year ended August 31, 2013 of both the Company and Alliance Boots. Adjustments of $16 million and $17 million were made for the nine months ended May 31, 2014 and the year ended August 31, 2013, respectively, as these costs are nonrecurring in nature.

(e)	The net earnings attributable to noncontrolling interests of $63 million and $16 million for the nine months ended May 31, 2014 and the year ended August 31, 2013, respectively, have been eliminated as WBAD will be 100% owned by Walgreens Boots Alliance/Walgreens as a result of the Pro Forma Transaction.

(f)	The incremental tax expense of $39 million and $8 million for the nine months ended May 31, 2014 and the year ended August 31, 2013, respectively, is for additional current US taxation of Alliance Boots and WBAD earnings, assuming Alliance Boots was 100% owned by Walgreens Boots Alliance/Walgreens.

(g)	These adjustments are recorded to eliminate intercompany transactions between both the Company and Alliance Boots and transactions between WBAD and Alliance Boots.

(h)	The income tax benefit reflects the tax impact of adjustments to the unaudited pro forma consolidated statements of earnings which were tax effected at the statutory rate by legal entity applied by the Company.

(i)	Pro forma earnings per share for the nine months ended May 31, 2014 and the year ended August 31, 2013 have been recalculated to show the impact of the Pro Forma Transaction on a basic and diluted outstanding share basis, assuming shares issued in connection with the Pro Forma Transaction were outstanding at the beginning of both periods presented.

The following table presents pro forma earnings per share for the nine-month period ended May 31, 2014:

	Walgreen Co. (Reported)	Recalculated EPS with Additional Shares(1)	Alliance Boots Earnings and Effects of Transaction	Pro Forma Consolidated
Net Earnings Attributable to Walgreen Co.	$2,171	$2,171	$685	$2,856
Net Earnings Attributable to Walgreen Co. per Common Share—basic	$2.28	$1.98	$0.62	$2.60
Net Earnings Attributable to Walgreen Co. per Common Share—diluted	$2.25	$1.96	$0.62	$2.58

Basic shares	952.2	1,096.5	1,096.5	1,096.5
Diluted shares	964.3	1,108.6	1,108.6	1,108.6

The following table presents pro forma earnings per share for the twelve month period ended August 31, 2013:

	Walgreen Co. (Reported)	Recalculated EPS with Additional Shares(1)	Alliance Boots Earnings and Effects of Transaction	Pro Forma Consolidated
Net Earnings Attributable to Walgreen Co.	$2,450	$2,450	$809	$3,259
Net Earnings Attributable to Walgreen Co. per Common Share—basic	$2.59	$2.25	$0.74	$2.99
Net Earnings Attributable to Walgreen Co. per Common Share—diluted	$2.56	$2.23	$0.74	$2.96

Basic shares	946.0	1,090.3	1,090.3	1,090.3
Diluted shares	955.2	1,099.5	1,099.5	1,099.5

(1)	Reported earnings per share is adjusted to reflect the 144.3 million shares issued in conjunction with the Pro Forma Transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Walgreens

Please see Walgreens’ Annual Report on Form 10-K for the fiscal year ended August 31, 2013 and Walgreens’ quarterly report on Form 10-Q for the quarterly period ended May 31, 2014, each as filed with the Commission, for Walgreens’ historical consolidated financial data as of August 31, 2013 and 2012 and May 31, 2014 and for each of the years in the three-year period ended August 31, 2013 and for each of the nine-month periods ended May 31, 2014 and 2013, and for management’s discussion and analysis of Walgreens’ consolidated financial condition and results of operations as of such dates and for such periods, which are incorporated by reference herein.

Please also see “Walgreens Selected Historical Consolidated Financial Data.”

Alliance Boots

This discussion and analysis of financial condition and results of operations should be read in conjunction with Alliance Boots’ consolidated financial statements and other financial information included elsewhere in, or incorporated by reference into, this proxy statement/prospectus. This discussion contains forward-looking statements. Actual results may differ from such forward-looking statements. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Certain prior period amounts presented in the discussion and analysis have been reclassified to conform to the current presentation.

References in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Alliance Boots” section to “Alliance Boots,” the “Company,” the “Group,” “we,” “us” or “our” refer to Alliance Boots GmbH and its subsidiaries included in the consolidated financial statements and do not include unconsolidated partially owned entities, except as otherwise indicated or as the context otherwise requires.

Alliance Boots presents certain additional performance measures in its consolidated financial statements which are included in management’s discussion and analysis. Alliance Boots management’s discussion and analysis should be read in conjunction with these consolidated financial statements. Included in an appendix to the Alliance Boots management’s discussion and analysis are the reconciliations of EBITDA, trading profit, underlying profit, share of underlying post-tax earnings of associates and joint ventures and underlying tax charge to the relevant statutory measure.

Critical Accounting Policies

In preparing the consolidated financial statements, the management of Alliance Boots is required to make estimates and judgments. The matters described below are considered to be the most important in understanding the judgments that are involved in preparing these statements and the uncertainties that could impact the amounts reported in the results of operations, financial position and cash flows.

Revenue

Revenue shown on the face of the income statement is the amount derived from the sale of goods and services outside of the Group in the normal course of business and is measured at the fair value of consideration received or receivable net of trade discounts, value added tax and other sales-related taxes. Revenue from the sale of goods is recognized when the Group has transferred the significant risks and rewards of ownership and control of the goods sold and the amount of revenue can be measured reliably. Revenue from services is recognized when it is probable that the economic benefits associated with the transaction will flow to the entity and the amount of revenue can be measured reliably.

The accounting policies for the major revenue categories by operating segment are:

Health & Beauty Division

Reimbursement of dispensing revenue and revenue derived from optical services is initially estimated because the actual reimbursement is often not known until after the month of sale.

Consideration received from retail and optical sales is recorded as revenue at the point of sale less appropriate adjustments for returns.

In respect of loyalty schemes (principally the Boots Advantage Card) as points are issued to customers the retail fair value of those points expected to be redeemed is deferred and liabilities are recorded to estimate the proportion of the points issued which will be redeemed by customers. When the points are used by customers they are recorded as revenue. Sales of gift vouchers are only included in revenue when vouchers are redeemed.

Pharmaceutical Wholesale Division

Wholesale revenue is recognized upon dispatch of goods.

When the Group acts in the capacity of an agent, or a logistics service provider, revenue is the service fees and is recognized upon performance of the services concerned.

Other Segments

Revenue is recognized upon dispatch of goods.

Supplier Rebates

Certain suppliers offer rebates when purchases made in a period meet or exceed a predetermined level. Rebates are only recognized when there is clear evidence of this type of binding arrangement with the supplier and the rebate receipt is both probable and can be reasonably estimated. Rebates are recognized as a reduction in the purchase price.

The recognition of supplier rebates may require estimation when the reporting year ends are not coterminous with the end of predetermined periods over which rebates are earned.

Fair Value Measurement on a Business Combination

Business combinations are accounted for under IFRS 3 Business Combinations using the acquisition method of accounting. The cost of acquisition is the consideration given in exchange for the identifiable net assets. This consideration includes any cash paid plus the fair value at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Where a share-for-share exchange transaction is accounted for as a business combination, the cost of acquisition is the fair value of the equity transferred. Contingent consideration is recognized at fair value at the acquisition date. If contingent consideration comprises equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of contingent consideration are recognized in the income statement.

The acquired net assets are initially recognized at fair value which is deemed cost in the consolidated financial statements. Where the Group does not acquire 100% ownership of the acquired company, non-controlling interests are recorded either at fair value or at their proportion of the fair value of the acquired identifiable net assets.

The measurement of fair values on a business combination requires the recognition and measurement of the identifiable assets, liabilities and contingent liabilities. The key judgments involved are the identification and valuation of intangible assets which require the estimation of future cash flows and the selection of a suitable discount rate.

Goodwill comprises the fair value of the consideration plus the recognized amount of any non-controlling interests in the acquiree, plus, if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree, less the fair value of the identifiable net assets acquired. Any difference between the carrying value and fair value of pre-existing equity interest in the acquiree is recognized in the income statement. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired business and are recorded in the local currency of that business. Where the fair value of the identifiable net assets exceeds the fair value of the consideration, the excess is recognized as negative goodwill and recognized in the income statement immediately.

The costs of integrating and reorganizing acquired businesses are charged to the post-acquisition income statement. Goodwill is carried at cost less accumulated impairment losses. No amortization is charged.

Increases in the ownership interests in subsidiaries are accounted for as equity transactions. The carrying amounts of interests of equity shareholders and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any differences between amounts by which non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to equity shareholders of the Company.

Impairment of Intangible Assets, Including Goodwill, and Tangible Assets

The Group’s assets are reviewed at each year end to determine whether events or changes in circumstances exist that indicate that their carrying amount may not be recoverable. If such an indication exists, the asset’s recoverable amount is estimated. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, referred to as cash generating units.

The Group has significant carrying values of goodwill and other intangible assets, such as pharmacy licenses, brands and customer relationships. Goodwill and other indefinite life intangibles, such as pharmacy licenses and certain brands are held at cost and tested annually for impairment or more frequently when there is an indication that the asset is impaired.

Amortized intangible and tangible assets are tested for impairment where there are indications of impairment. The impairment tests involve estimation of future cash flows and the selection of suitable discount rates. These require an estimation of the value-in-use of the cash generating units to which the intangible assets are allocated.

Measurement of Defined Benefit Scheme Liabilities

A defined benefit scheme is a retirement benefit scheme that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors, such as age, years of service and compensation. The Group recognizes and measures costs relating to defined benefit schemes in accordance with IAS 19 Employee Benefits. The Group’s net obligation or asset in respect of defined benefit schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine its present value and the fair value of any scheme assets is deducted.

The discount rate is the yield at the year end on AA rated bonds that have maturity dates approximating to the terms of the Group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. This requires the exercise of significant judgments in relation to the estimation of future changes in salaries and inflation, as well as mortality rates, and the selection of suitable discount rates. Scheme assets are valued at bid price.

Current and past service costs are recognized in profit from operations. Net interest income/expense on net defined benefit assets/liabilities is determined by applying discount rates used to measure defined benefit obligations at the beginning of the year to net defined benefit assets/liabilities at the beginning of the year and is included in finance income/costs. All remeasurement gains and losses that arise in calculating the Group’s obligation in respect of a scheme are recognized immediately in reserves and reported in the statement of comprehensive income.

Curtailment gains resulting from changes to the membership composition of defined benefit schemes are recognized in the income statement and as a reduction in the present value of defined benefit scheme liabilities.

Settlement gains or losses resulting from scheme amendments transferring liabilities of defined benefit schemes are recognized in the income statement and as a reduction in the present value of defined benefit scheme liabilities.

Provisions

Provisions are recognized in the statement of financial position when there is a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and that obligation can be measured reliably. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

The timing of recognition requires the application of judgment to existing facts and circumstances, which can be subject to change.

Estimates of the amounts of provisions recognized are based on current legal and constructive requirements and price levels. Actual outflows can differ from estimates due to changes in laws, regulations, public expectations, prices and conditions, and can take place many years in the future, and therefore the carrying amounts of provisions are regularly reviewed and adjusted to take account of such changes.

Warrants

Warrants held by the Group linked to executory contracts are accreted to the income statement, net of the related call option, over the period to their expiration date, based on the period end valuations.

The measurement of the call option related to warrants held by the Group requires a judgment to be made regarding the probability that Walgreens will exercise its own call option over the remaining 55% equity stake in the Group that Walgreens does not currently own.

Our Markets and Business Environment

Alliance Boots operates in markets, which we believe have significant long-term growth potential.

We expect increasing life expectancy and product innovation to continue to drive demand for prescription medicines and related healthcare services. At the same time, we believe that a growing customer focus on personal well-being will drive demand for health and beauty consumer products and related services.

The key trends and market developments we expect to see over the coming years are:

New and Innovative Prescription Medicines Will Continue to Be Developed

These specifically include special medicines which may require special handling (for example, temperature control) or administration to patients (for example, injections by nurses).

Continuing Price Cuts on Established Branded Prescription Medicines

Governments benchmark prices in similar countries and look at the cost-effectiveness of alternative branded medicines, cutting reimbursement prices when they identify price differentials or lower cost alternatives. Accordingly, we expect continuing price cuts on established branded prescription medicines over time.

An Increasing Proportion of Prescriptions to Be Lower Cost Generic Medicines

Governments are implementing measures to encourage doctors to prescribe more generic medicines in order to reduce costs. Our Pharmaceutical Wholesale Division uses its scale and international sourcing capabilities to grow market share. We seek to secure lower prices and better cash margins on generics in a way which legislation typically does not permit for branded products, which we believe makes us well-placed to take advantage of this continuing trend. Our joint synergy program with Walgreens further increases our scale and capabilities in this regard.

An Increasing Number of Medicines to Be Available For Retail Purchase

Governments are increasing the number of medicines available for retail purchase to encourage consumers to pay for medicines for minor ailments, rather than going to their doctor for a prescription. Customers frequently seek advice from their pharmacist as to which products to buy. With its healthcare expertise, Boots is also able to develop better value product ranges which customers trust as substitutes for leading brands.

More Healthcare Services to Be Provided in the Community

Governments are seeking to provide more healthcare services in the community in a cost-effective way. Pharmacy is well-placed to provide many services, such as medicine check-ups, weight management programs, smoking cessation advice and flu vaccinations. In addition, we also expect the market for homecare services to grow rapidly. Our partnership with Walgreens will further enhance our capability to deliver such services, many of which are at a more developed stage in the U.S.

Deregulation of Pharmacy Ownership to Happen Over Time in More European Countries

Over the long term, we believe that cost pressures on governments are likely to lead to deregulation of pharmacy ownership in more European countries, to allow multiple ownership alongside wholesale. The timing of this continues to remain highly uncertain.

Latent Consumer Demand for Beauty Products with Proven Pharmaceutical Benefits

The significant success of the No7 range of anti-aging serums highlights the latent consumer demand for beauty products which are validated by scientific evidence. We continue to focus our product development activities in this select area of the beauty marketplace.

Branded Pharmaceutical Manufacturers to Seek Further Control Over Their Distribution Channels

An increasing number of branded pharmaceutical manufacturers are seeking further efficiencies and control by switching from selling via multiple pharmaceutical wholesalers to either selling direct to pharmacies (using relatively few distributors, such as Alliance Healthcare, to deliver the product, invoice customers and collect payments), or selling via a select number of national wholesalers such as Alliance Healthcare.

Further Consolidation of the Pharmaceutical Wholesaling and Distribution Sector

In pharmaceutical wholesaling, we expect further consolidation among wholesalers over time as regulatory and market changes put increasing pressure on the industry across the world.

Business Review for the Year Ended March 31, 2014 Compared to the Year Ended March 31, 2013

Introduction

Alliance Boots has continued to deliver strong earnings growth, in a year where the markets in which we operate were significantly more challenging than we have experienced for a very long time. In addition to increasing earnings, our strong operating cash flow has enabled us to further deleverage the Group, while at the same time investing in our future.

These results have been achieved during a period when considerable management time and other key resources have been dedicated to our Walgreens partnership. This has covered many areas, including our joint synergy program, forward planning and preparation for our anticipated full combination, together with the burden of complex reporting requirements.

Our strategy of creating the first global pharmacy-led health and wellbeing enterprise in partnership with Walgreens is, we believe, widely recognized as being the right way forward. This is evidenced by the realignment of our industry that is starting to quickly take place, as competitors seek to follow our lead.

Financial Highlights

Revenue increased year-on-year by 4.3% to £23,367 million on both a reported and constant currency basis, as described in more detail below. EBITDA was £1,508 million, up 0.2% on a reported basis and up 0.3% in constant currency. Trading profit increased by 0.4% on a reported basis to £1,270 million, up 0.6% in constant currency.

Revenue, including our share of revenue of associates and joint ventures, increased by 4.3% to £25,685 million. On the same basis, EBITDA increased by 6.3% to £1,628 million and trading profit by 7.7% to £1,382 million.

Underlying profit attributable to equity shareholders increased by 18.5% to £840 million, statutory profit for the fiscal year attributable to equity shareholders increasing by 32.4% to £936 million.

Cash generated from operations was £1,544 million. During the fiscal year, we spent £253 million on capital expenditures, largely on our retail stores, information technology projects and logistics, and £166 million on acquisition related expenditures. Net borrowings at fiscal year-end were £5,051 million, a year-on-year reduction of £842 million, and total equity increased to £6,223 million, as described in more detail below.

Joint Synergy Program

Our joint synergy program with Walgreens is increasingly providing us with significant financial benefits, while enabling us to strengthen our core business areas, accelerate our strategy and achieve our joint vision for the future. While still at an early stage, we are pleased with the overall progress of the program and total synergies achieved to date are tracking ahead of target.

Particularly good progress has been made by WBAD, the joint venture we established with Walgreens in Switzerland in late 2012 to lead global relationships with pharmaceutical and other key suppliers. The benefits can be seen in the substantial year-on-year growth in our income from associates and joint ventures.

The joint own brand sourcing program utilizing the Alliance Boots hub in Asia is progressing as planned, as is the initial roll out of select Boots product brands across the Walgreens store network. In addition, WBAD has begun to generate income from our joint collaboration with ABC on global supply chain opportunities.

Corporate Development

We have a long-standing focus on corporate development in support of our strategy to enter new geographical markets and to expand our presence in existing markets, through acquisitions and strategic partnerships.

In October 2013, we completed the acquisition of minority interests in Hedef Alliance (Turkey) and Farmexpert (Romania) to reach full ownership of these pharmaceutical wholesaling businesses.

During the fiscal year, in addition to our ongoing new product development program, we established a specialized investment fund, B&B Capital Partners, focused on small and medium sized consumer brand businesses within the health, wellness, beauty, and personal care sectors. The fund is designed to provide talented entrepreneurs with financial, strategic and specialist commercial support to help them unlock the growth potential of their businesses, while further accelerating the flow of innovative products into the Alliance Boots international retail network. In February 2014, the fund made its first investment, acquiring Aromatherapy Associates, which develops and sells aromatherapy products through premium hotels, spas and retail outlets worldwide.

For similar reasons, we have collaborated with BioCity, the UK’s leading bioscience incubation company, to establish MediCity, a new business incubator focused on health, beauty and wellness based at our Nottingham, England site.

In January 2014, we received Ministry of Commerce People’s Republic of China (MOFCOM) approval to acquire a 12% stake in Nanjing Pharmaceutical Company Limited. The investment will be made through a private placement for a total consideration of approximately £56 million (RMB560 million). Nanjing Pharmaceutical Company Limited, which is listed on the Shanghai Stock Exchange, is one of the major pharmaceutical wholesalers in China. Final regulatory approval, while not assured, is expected in the coming months. On completion, Alliance Boots will be its second largest shareholder and will have representatives on both the board of directors and operational management.

In addition to China, we continue to prioritize acquisition opportunities in Latin America, where we see scope to add value to existing businesses through utilizing the Group’s capabilities, resources and scale. For regulatory reasons, opportunities in existing geographical markets are more limited, but we continue to explore these on a select basis where we can.

Since the fiscal year-end, we acquired Farmacias Ahumada, which comprises two major retail pharmacy networks, Farmacias Benavides in Mexico and Farmacias Ahumada in Chile, which together operate over 1,400 stores. This gives us a major presence in the attractive Latin American market, one of our priority areas for investment. We are confident in the high potential for sustainable growth and value generation that will be unlocked by this acquisition, including the opportunity for consumers in Mexico and Chile to access for the first time leading Boots product brands, such as our renowned skincare and cosmetics lines. In addition, since the fiscal year-end, we acquired full ownership of UniDrug Distribution Group (UDG), our pre-wholesale and contract logistics joint venture in the UK.

Outlook

Looking forward, while we expect the overall trading environment in which we operate to remain challenging, as a result of governments across Europe continuing to seek to contain growth in healthcare expenditures, a relatively slow retail consumer recovery in the UK and competitive pressures, we would expect to see some improvement, particularly in the latter part of the coming fiscal year.

In our industry, we are at the point in the cycle where we are reinventing our business models, in order to deliver sustained profit growth. In retail, this translates into accelerating our rapidly evolving health and beauty omni-channel offerings in an integrated way, with even more differentiated products and services tailored to meet rapidly evolving customer behaviors and expectations, be it in terms of choice, convenience or service. This means increasing the pipeline of new unique product brands, developed or sourced by ourselves, while at the same time creating market-leading innovative services, to be delivered through a combination of new technology and outstanding customer care. In wholesale, the future is about new and expanding international partnerships with global manufacturers, more innovative added value services and much closer integrated links with our independent pharmacy customers, who themselves are having to adapt their own business models, in an increasingly omni-channel marketplace. In parallel, we are striving to deliver further operational efficiency programs. This results in our two divisions and brand teams working increasingly closely together, which we see as a fundamental competitive advantage.

Being global is increasingly important in many business sectors, including our own, as evidenced by the steps taken by the Group over the last two fiscal years, most notably our transformational partnership with Walgreens, our joint agreement with ABC, our geographical expansion in Latin America and Asia, and the work we have done to develop our brands across markets.

Performance by Division

For the Year Ended March 31, 2014

		Year-on-Year Growth
	Total £million	Reported	Constant Currency
Revenue
Health & Beauty	7,662	+2.4%	+2.5%
Pharmaceutical Wholesale	17,161	+4.8%	+4.8%
Contract Manufacturing	226	-5.0%	-5.0%
Intra-group	(1,682)

Group	23,367	+4.3%	+4.3%

Share of revenue of associates and joint ventures	2,318	+4.4%	+2.0%

	25,685	+4.3%	+4.1%

Trading profit
Health & Beauty	886	+2.4%	+2.4%
Pharmaceutical Wholesale	428	-1.6%	-0.8%
Contract Manufacturing & Corporate Costs	(44)

Group	1,270	+0.4%	+0.6%

Share of trading profit of associates and joint ventures	112	+522.2%	+523.0%

	1,382	+7.7%	+8.0%

Revenue and trading profit including share of associates and joint ventures and all underlying measures exclude the distributed associate, Galenica.

Health & Beauty Division

Performance by Business

For the Year Ended March 31, 2014

		Year-on-Year Growth
	Total £million	Reported	Constant Currency	Like-for-Like
Revenue
UK:
Boots UK	6,348	+2.2%	+2.2%	+1.3%
Boots Opticians	349	+4.2%	+4.2%	+4.3%

	6,697	+2.3%	+2.3%	+1.4%

International:
Norway	384	-4.2%	-0.3%	-1.1%
Republic of Ireland	252	+8.6%	+4.7%	+1.8%
The Netherlands	133	-1.5%	-5.0%	-5.5%
Thailand	107	+8.1%	+11.1%	+5.2%
Other	89	+30.9%	+33.1%	+35.0%

	965	+3.2%	+3.9%	+2.2%

	7,662	+2.4%	+2.5%	+1.5%

Trading profit
UK	830	+2.1%	+2.1%
International	56	+7.7%	+6.4%

	886	+2.4%	+2.4%

Trading margin
UK	12.4%	0.0pp	0.0pp
International	5.8%	+0.2pp	+0.1pp

	11.6%	0.0pp	0.0pp

Our Health & Beauty Division delivered good retail revenue growth during an increasingly competitive and promotion-led trading environment, particularly in the UK where we were nevertheless able to organically grow our considerable market share. We attribute this success to the ongoing attractiveness of the unique Boots omni-channel retail offering. Reimbursement rates for prescription medicines continued to be under pressure across Europe. This, together with intense price competition in select retail categories, adversely impacted our gross margins, which we compensated through cost efficiencies and synergies from our strategic partnership with Walgreens. As a result, we were able to maintain our healthy trading margin, while growing revenue, which compares favorably to the performance of many of our UK competitors.

Revenue for the Health & Beauty Division totaled £7,662 million, up 2.4% year-on-year on a reported basis and 2.5% in constant currency. Trading profit totaled £886 million, up 2.4% on both a reported and constant currency basis; trading margin remaining unchanged at 11.6%.

Health & Beauty Division—UK

In the UK, revenue increased by 2.3% to £6,697 million, trading profit increasing by 2.1% to £830 million. Trading margin was maintained at 12.4%.

Boots UK increased trading profits, despite lower dispensing profitability from lower reimbursement prices on generic medicines.

Boots UK Revenue By Product Category

For the Year Ended March 31, 2014

	£million	Year-on-year change
Dispensing & Related Income	2,209	0.0%
Retail:
Retail Health[1]	936	+3.5%
Beauty & Toiletries[2]	2,253	+3.4%
Lifestyle[3]	950	+3.1%

	4,139	+3.4%

	6,348	+2.2%

[1]	Retail Health comprises sales of non-prescription medicines and other health related products.
[2]	Beauty & Toiletries comprises the cosmetics and fragrances, accessories and toiletries sub categories.
[3]	Lifestyle comprises the baby, nutrition, photography, electrical, seasonal and other lifestyle sub categories, including miscellaneous sales and other income.

Revenue from Dispensing & Related Income was unchanged year-on-year, as were dispensing volumes on a reported and like-for-like basis, these totaling 222 million items. Boots walk-in prescription business in its pharmacies in England continued to be impacted by the ‘100 hour opening’ entry exemption (which ended in September 2012), albeit at a lower rate than in the previous fiscal year, as competitor openings mature. Like-for-like dispensing volumes increased year-on-year in Wales, Scotland and Northern Ireland, where the ‘100 hour opening’ entry exemption did not previously apply.

During the fiscal year, an increasing number of doctors in England started to use Release 2 of the NHS Electronic Prescription Service, where a patient selects a pharmacy to which their prescriptions are sent electronically. This service, which is particularly attractive for repeat prescriptions, was a key enabler in improved dispensing performance in our final quarter, accounting for around 9% of Boots dispensing volumes in England, by the fiscal year end.

Boots continues to extend its range of consultation services focused on the most important health conditions impacting families in the UK, building on the initial January 2013 launch of the Diabetes Risk Awareness Service where over 23,000 consultations have been conducted to date. In April 2013, an asthma support program was launched, over 4,000 Boots UK pharmacists having received training to better assist those suffering from the condition. To date, the program has undertaken approximately 5,300 chronic obstructive pulmonary disease tests and over 4,300 asthma control tests. In addition, a new Boots ‘Smoke Less Plan’ plan was launched in September 2013, which is now available at over 450 Boots pharmacies.

As the leader in retail pharmacy in the UK, Boots remains committed to making high quality healthcare more available and accessible to all. Increasingly, this means delivering an integrated omni-channel offer, combining product sales with services and advice, both in-store and increasingly online, and through combining our pharmacy offer with eyecare through Boots Opticians and hearingcare services through our associate, Boots Hearingcare.

Our transactional website, boots.com, and our consumer health and wellness information portal, BootsWebMD.com, continue to be two of the most visited health websites in the UK. The number of site visitors again increased substantially year-on-year, BootsWebMD.com receiving on average approximately 3.5 million visitors every month.

We plan to shortly trial a new automated dispensing hub in the Alliance Healthcare facility in Preston, England, initially serving around 50 pharmacies. This is designed to free up pharmacists’ time to deliver our increasing range of pharmacy services, while improving efficiency in the preparation of repeat prescriptions. The final dispensing of medicines will continue in the individual pharmacies in the normal way.

Retail revenue increased by 3.4% to £4,139 million, up 2.0% on a like-for-like basis, reflecting market share gains in what was an increasingly competitive and promotional trading environment. Revenue growth from boots.com was particularly strong, increasing year-on-year by 30%. Like-for-like retail store growth (which excludes boots.com orders collected in store) increased by 1.3%, driven primarily by growth in our flagship and airport stores. Revenue growth was achieved in all geographical regions, growth being more evenly distributed than in the prior fiscal year, the highest rate again being in London. The key driver of retail store revenue growth was an increase in average basket size, with transaction volumes decreasing by around 0.4%, which we estimate to be less than half the rate of market footfall decline.

Revenue in the highly competitive Retail Health category increased by 3.5% to £936 million, mainly due to higher sales in the positive healthcare subcategory. We continue to develop innovative new products for the growing Boots Pharmaceuticals brand, an example being the Boots Pharmaceuticals Cold & Flu Defence Nasal Spray, which has a clinically proven antiviral effect and is unique in being suitable for children from one year of age and for use during pregnancy and breastfeeding. Boots Pharmaceuticals continues to have the widest range of healthcare products of any brand in the UK, including therapeutically proven medicines, natural alternatives, vitamins and first aid products.

Following our acquisition in February 2013 of a 49% associate interest in a UK based company of Sonova Group that operates Boots Hearingcare, we have worked in partnership to successfully expand the business. By the fiscal year end, its number of locations had increased to 430, almost all of which are within Boots stores or standalone Boots Opticians practices.

Revenue in the Beauty & Toiletries category, where we have leading market positions and exclusive product brands, increased by 3.4% to £2,253 million, both beauty and toiletries growing at a similar rate. Gross margin in beauty was, however, lower due to changes in product mix within skincare and higher promotional discounts for fragrances which were necessary to combat strong competition online and from department stores.

Within beauty, sales increased in all product sub categories. Premium beauty product sales were particularly strong, which we largely attribute to extending the distribution of premium ranges in Boots stores, the full year impact of brands launched in Boots in the prior fiscal year, and the benefits from refitting around 120 in-store beauty halls in the last two fiscal years.

Sales of No7, the UK’s leading skincare brand, increased year-on-year, demonstrating the strength of the brand. In October 2013, we introduced No7 Restore & Renew Day & Night Serum, which has been specifically formulated for more mature skin, actively targeting five key signs of aging. Sales of No7 cosmetics increased significantly due to a combination of new product development, most notably for lips, and the full year impact of the brand re-launch in the previous fiscal year, which included more contemporary packaging and new in-store display units to better merchandise the evolving product range.

Since the fiscal year end, in May 2014, we launched No7 Protect & Perfect ADVANCED Serum and No7 Protect & Perfect Intense ADVANCED Serum, seven years after introducing our No7 Protect & Perfect Serum. In clinical trials, the new formulations of the serum, which contain higher concentrations of active ingredients along with a next-generation peptide, delivered the best anti-aging results No7 has seen.

Fragrance sales returned to growth in the important pre-Christmas selling period, as a result of our ‘Lowest prices on the High Street’ advertising campaign and new display cabinets in 135 of our largest stores which better merchandise our expanding ranges.

In toiletries, sales growth was particularly strong in suncare, where we benefited from a warmer summer with lower rainfall, and in haircare where we performed well in both the mass and professional haircare segments. Good growth was also achieved in indulgent bathing, with Soap & Glory and Champneys performing well, both of which are exclusive to Boots in the UK.

In the Lifestyle category, revenue increased by 3.1% to £950 million reflecting substantial growth in online sales of electrical beauty products, higher sales of food and beverages and additional income from our synergy program. Our Shapers and Delicious food ranges performed particularly well as a result of the full year impact of their relaunches during the prior fiscal year and the introduction of enhanced salad and sushi ranges. Revenue and gross margins were lower in both the highly competitive baby subcategory and in photography, where the market continues to decline. In the coming months, we will launch a new photo offer, based on technology used extensively by Walgreens.

Boots’ retail sales performance in the important Christmas selling period was relatively resilient in the face of lower footfall across the market, competition for gifts from within the health and beauty sector and from sectors such as technology, as well as increasingly value conscious consumers. Third fiscal quarter like-for-like sales growth was lower than for the fiscal year overall, our strongest quarter being the fourth. We continue to provide a differentiated gifting offer, including products sourced via our Asian sourcing operation based in Hong Kong. Our gift ranges will be further enhanced in the coming fiscal year as we target the introduction of appealing new products and gift packs for special occasions.

Our own product brands, such as No7, Boots Pharmaceuticals, Soltan, Botanics and SEVENTEEN, together with exclusive ranges such as Soap & Glory and Champneys, enable us to differentiate our retail offering from that of our competitors and continue to be very important drivers of revenue and margin.

As an omni-channel retailer, we are seeking to increasingly integrate boots.com into our core Boots product and service offerings, bringing greater levels of accessibility and convenience for our customers, whether accessing our full or mobile websites. As a result, boots.com is growing quickly, with revenue increasing year-on-year by 30%. This growth has been driven by increased customer orders and the launch of an enhanced offer that enables customers to ‘order by 2pm today, pick up from 2pm tomorrow’ from over 2,300 stores across the UK. The convenience service was especially valued by our customers during the important Christmas trading period, particularly those who shop relatively late for presents and those who shop in our smaller stores, store staff increasingly using tablet technology to access over 28,000 products, as well as for advice. As a result, 59% of all online orders during the fiscal year were collected in-store, a year-on-year increase of 14 percentage points. The net contribution of boots.com, after all direct costs including depreciation, again increased substantially year-on-year.

The Boots Advantage Card loyalty program, where customers earn points on purchases for redemption at a later date, continues to be a key element of our offering. At the fiscal year end, the number of active Boots Advantage Card members (which we define as members who have used their card at least once in the last 12 months) totaled 17.8 million, which reflects the program’s position as one of the largest and most valued loyalty schemes in the UK. The equivalent Boots Ireland program now has an additional one million active members. Around 60% of Boots retail sales in the UK are made by Boots Advantage Card members, who spend on average over 60% more per transaction than non-cardholders. As in previous fiscal years, around 90% of active members are women, representing around 60% of the adult female population in the UK.

Throughout the fiscal year, we continued to engage Boots Advantage Card members with personalized loyalty communications and offers. The first digital Boots Health & Beauty magazine was launched in February 2014.

We attribute much of Boots’ success to our focus on customer service and care. Each week we analyze over 20,000 customer responses to in-store marketing surveys to better understand customers’ evolving needs, our internal customer care measures continuing to improve. We recruited almost 500 pre-registration pharmacy graduates and fully qualified pharmacists and further developed our comprehensive staff training program, including e-learning modules.

We continue to invest in our store portfolio, making our products more accessible and convenient for customers to buy. During the fiscal year, we opened 25 new Boots stores, of which nine were relocations and three were hospital pharmacy contract wins, acquired two community pharmacies and closed seven stores. In addition, we fully refitted 115 stores, almost all in town centers, in line with our commitment to support the regeneration of high streets across the UK. At the fiscal year end, Boots had 2,487 health and beauty stores in the UK, of which 2,385 included a pharmacy. As a result, around 90% of the UK population is estimated to be within a 10 minute drive of a Boots store. Since the fiscal year end, we acquired Burrows & Close, a chain of 17 pharmacies, based in the East Midlands, which will shortly be converted to the ‘your local Boots pharmacy’ format.

Boots Opticians revenue increased by 4.2%, like-for-like revenue from owned practices increasing by 4.3%. This was due to good growth in eye test volumes, a greater proportion of eye test customers going on to buy new spectacles, and increased sales of contact lenses. The program to introduce a broader range of attractive frames in all practices was completed during the fiscal year, improved practice layouts being introduced in an additional 17 locations. Trading profit increased year-over-year as a result of this revenue growth while costs continued to be tightly controlled.

In August 2013, Boots Opticians became the first multiple optician in the UK to include digital retinal photography as a standard element of its eye test for customers of all ages. At the fiscal year end, Boots Opticians had 600 practices, including 182 which operate on a franchise basis.

Health & Beauty Division—International

Good progress was made in growing sales and profitability in North America and Asia. This, together with a good performance in the Republic of Ireland, more than offset challenges in our continental European markets, where our businesses were impacted by pressures on dispensing reimbursement rates and strong competition.

Revenue in countries outside the UK totaled £965 million, up 3.2% on a reported basis and 3.9% in constant currency. Trading profit of £56 million was up 7.7% on a reported basis and 6.4% in constant currency. A net 19 stores were added during the fiscal year, most of which were in Thailand, bringing the fiscal year-end total number of international stores to 573.

Stores by Country

at March 31, 2014

Number
Norway	153
Republic of Ireland	76
The Netherlands	68
Thailand	249
Lithuania	27

573

In Norway, where our pharmacies are branded ‘Boots apotek’, revenue on a constant currency basis decreased by 0.3%, like-for-like revenue decreasing by 1.1%. This was due to dispensing volumes being impacted by competitor openings in the current and prior fiscal years, which was partially offset by like-for-like retail revenue growth. Profitability was adversely impacted by the lower sales and higher operating costs, which were partially mitigated by a better retail sales mix.

In the Republic of Ireland, where we use the Boots brand, revenue increased by 4.7% on a constant currency basis. This was as a result of new store openings in the current and prior fiscal year and a 1.8% overall like-for-like growth rate, good retail growth being partially offset by lower dispensing reimbursement rates. In June 2013, we launched a new dedicated Irish website, boots.ie, selling over 26,000 products, many of which are not available in our smaller Irish stores. Our store portfolio was further strengthened through four store openings during the fiscal year, two of which were relocations, with a further three stores having opened since the fiscal year end. Trading profit increased year-on-year in Ireland due to a combination of higher sales and gross margin, and productivity gains.

In the Netherlands, revenue decreased by 5.0% on a constant currency basis, decreasing by 5.5% on a like-for-like basis, reflecting Dutch healthcare insurers’ continuing use of tenders to select the lowest price generic medicines, referred to as the ‘preference policy’. This was more than offset by improved purchasing and lower costs, resulting in improved profitability. Throughout the fiscal year, we had 25 stores trading as ‘Boots apotheek’, which we believe have a significantly stronger retail offering than a typical Dutch pharmacy, including a range of Boots branded health and beauty products, including No7 and Boots Pharmaceuticals.

In Thailand, where Boots is one of the largest health and beauty pharmacy chains, revenue increased by 11.1% on a constant currency basis. Like-for-like revenue increased by 5.2%, despite the impact of the political unrest in the second half of the fiscal year, growth being strong across all categories, as described in more detail below. We continue to launch new product ranges formulated specifically for the South East Asian market. A net 24 stores were added in the fiscal year, taking the fiscal year-end total to 249. This, together with like-for-like revenue growth, enabled the business to increase its trading profit year-on-year. The Boots loyalty card program, which was specifically developed for the Thai market, increased its membership during the fiscal year to over one million active members. Over 50% of sales during the fiscal year were to cardholders, who spent on average 2.3 times more than non-cardholders.

Other revenue mainly comprised revenue from the sale of Boots products to third parties in a number of countries and to Walgreens in the U.S., sales to franchisees and related franchise income, and revenue from owned pharmacies in Lithuania.

Other revenue increased year-on-year by over 30% on a constant currency basis. Boots product sales growth was particularly strong in North America and the Middle East. At retail value, sales by our U.S. customers totaled almost $120 million. This reflected strong retail sales growth in third party customers, part of which was due to our products being sold in an increasing number of locations, together with increasing sales in Walgreens, as we widen distribution.

In the U.S., Boots products continue to be sold in nearly 1,800 Target stores, around 350 of which have a Boots beauty advisor, and online at target.com. In addition, No7 is sold in around 675 ULTA beauty stores across the U.S., an increase of over 20%, at ulta.com and in around 135 college stores, as well as at our own direct to consumer website, us.boots.com.

In the first half of the fiscal year, a select range of Boots products was launched in Walgreens stores across the U.S. and online, including No7 Men, which is now available in over 7,200 stores. In addition, during autumn, Boots product brands, including No7, Botanics, ‘Boots expert’, Boots Extracts and our exclusive spa range, Champneys, were launched in 189 Walgreens stores across Arizona. Following encouraging results, this Boots product brand offering is being rolled out to around 180 Walgreens and Duane Reade stores in New York over the coming months, of which 23 were completed by the fiscal year end. Thirteen Walgreens flagship stores, as well as the larger stores in Arizona and New York, now sell the full range of No7 products, supported by dedicated Boots beauty advisors and the latest No7 in-store merchandising units. Walgreens.com also has a ‘Boots shop’ where customers can buy a wide range of around 500 Boots products and Boots products are also sold on drugstore.com™ and Beauty.com®, both owned by Walgreens.

The quality of our Boots products brands is increasingly being recognized by influential beauty commentators in the U.S. We recently won three Good Housekeeping ‘Beauty All-Stars’ awards for No7 and Botanics products and a Men’s Health Magazine ‘2014 Grooming Award’ for our Boots No7 Men Post Shave Recovery Balm.

In November 2013, we extended our partnership with Dairy Farm, a leading pan-Asian retailer, to sell Boots products, including No7 and Botanics, in their health and beauty stores in Singapore. At the fiscal year-end, 24 Mannings stores in Hong Kong and nine Guardian stores in Singapore had a Boots product offering, many with a dedicated No7 beauty advisor.

In the Middle East, our franchise partner opened a further six stores, taking the combined number of Boots stores in the United Arab Emirates, Kuwait, the Kingdom of Saudi Arabia, Bahrain and Qatar to 81.

In January 2014, we launched international.boots.com, a new international website enabling delivery of over 24,000 products from the boots.com range to consumers across 19 countries, with encouraging early results. As a result, Boots product brands are now available in over 35 countries.

Pharmaceutical Wholesale Division

Performance by Business

For the Year Ended March 31, 2014

Year-on-Year Growth
Total £million	Reported	Constant Currency
Revenue
France	3,775	-2.2%	-5.5%
Germany	3,715	+6.4%	+2.8%
UK	3,603	+6.6%	+6.6%
Turkey	1,451	-10.7%	+0.7%
Spain	1,069	+4.8%	+1.2%
The Netherlands	841	+26.5%	+22.2%
Russia	774	+78.3%	+90.6%
Egypt	662	-6.5%	+4.9%
Czech Republic	446	-3.3%	-2.3%
Romania	434	+15.7%	+11.5%
Norway	307	-5.5%	-1.3%
Lithuania	44	-4.3%	-8.2%
Intra-group	40

17,161	+4.8%	+4.8%

Trading profit	428	-1.6%	-0.8%

Trading margin	2.5%	(0.2)p	p	(0.1)p	p

Our Group is the number one pharmaceutical wholesaler in Europe and the only wholesaler with significant operations in each of the five largest wholesale markets.

The Pharmaceutical Wholesale Division delivered strong revenue growth in what were particularly challenging markets. Regulatory and other economic pressures, together with intense competition, significantly impacted profitability in a number of our businesses. This was largely offset by synergies from our strategic partnership with Walgreens and benefits from our joint agreement with ABC.

Revenue totaled £17,161 million, up 4.8% on a reported and constant currency basis. Adjusting for acquisitions and divestitures, like-for-like revenue on a constant currency basis increased by 1.9%, as described in more detail below. Trading profit totaled £428 million, down 1.6% on a reported basis and 0.8% in constant currency. Included in trading profit are gains on the ABC warrants described in more detail below, these being accreted to our income statement over the period to their expiration date, based on the period end valuations. Overall trading margin was 2.5%, a 0.2 percentage point decrease from the prior fiscal year.

As has been the case in previous fiscal years, our published like-for-like revenue growth was held back by branded ethical manufacturers switching to distributing products directly to pharmacies which, under IFRS, we account for on an agency basis. This means that we do not report these goods going through our wholesale network as revenue, although we are required to include the related receivables and payables on our balance sheet due to timing differences. Adjusting for this accounting treatment, our more comparable underlying like-for-like sales growth was around 2.5%, which was in line with the market growth rate in terms of value.

We estimate that the wholesale markets in which we operate contracted by around 1% in volume terms, weighted on the basis of our wholesaling volumes. This was mainly due to regulatory actions to restrict growth in demand for prescription medicines and, in the UK, to changes in reimbursement rules which resulted in a shift to pharmacists purchasing a smaller number of larger packs. In value terms we estimate that our markets grew by around 2.5%, growth being in constant currency and weighted on the basis of our wholesale revenues. This growth reflected inflationary pressures in certain markets and the impact of product shortages, which was partially offset by the lower consumption and other government measures across Europe to constrain growth in healthcare costs, through lowering reimbursement prices and increasing penetration of generic medicines.

Generic penetration rates again increased in almost all our markets, penetration levels still being typically lower in southern Europe. The overall level of the parallel trade market in Europe was broadly stable, as we have seen for the last few fiscal years.

We have an ongoing focus on anticipating changes in the marketplace, making the most of future opportunities and supporting businesses in individual countries to implement our new wholesale business model, while at the same time driving efficiency throughout the Pharmaceutical Wholesale Division. This approach, led by our experienced management team is, in our view, what continues to significantly differentiate Alliance Healthcare from our competitors.

Alliance Healthcare continues to respond to the developing needs of branded ethical pharmaceutical manufacturers, who are increasingly adapting and changing their approaches to distribution across this market. This trend has been most pronounced in the UK, where a number of manufacturers have made the switch from selling via all pharmaceutical wholesalers to either selling direct to pharmacies using relatively few wholesalers as distributors, or selling only through a small number of selected wholesalers. Our responsiveness in meeting their changing requirements, as well as our efficient and reliable logistics network, has contributed to establishing Alliance Healthcare as a UK market leader and a partner of choice for pharmaceutical manufacturers.

We have long established and strong relationships with leading pharmaceutical manufacturers across the world, which are being further strengthened as a result of our strategic partnership with Walgreens and our joint partnership with ABC.

Services we offer to pharmaceutical manufacturers include the following:

Alloga, which provides manufacturers with pre-wholesale and contract logistics services to access wholesalers, pharmacies and hospitals on a pan-European basis. Alloga has owned operations in six countries and a presence in an additional four countries through our associates.

Skills in Healthcare, our contract sales offering to manufacturers across Europe, which has a presence in 10 countries.

Alcura, which provides innovative and specialized healthcare services, covering clinical homecare, medicine support, dispensing services, medicine preparation and clinical trial support. First launched in the UK, Alcura now has a presence in five countries, following the rebranding of our products in France, Spain, the Netherlands and Germany during the fiscal year.

Product brands and services we offer to pharmacies include the following:

Almus, our exclusive range of generic medicines, continues to provide marketing and sourcing benefits aimed at offsetting the impact of branded medicine patent expirations. Almus further broadened its product range during the fiscal year, now including over 700 products. Almus is distributed in the UK, Spain and France and through our associates in Portugal and in Italy. Total Almus sales increased year-on-year by around 15% in constant currency.

Alvita, our range of patient care products, is sold in six countries, total Alvita sales increasing year-on-year by around 2% in constant currency.

We further differentiate our wholesale offering by continuing to develop the range of services offered to independent pharmacy customers. This includes membership of Alphega Pharmacy, which encompasses a comprehensive range of added-value services including branding, professional training and patient care, retail support services and supply benefits together with pharmacy and IT support. In November 2013, the members of our Kring-apotheek pharmacy network in the Netherlands voted to join the Alphega network, 50 pharmacies being rebranded by the fiscal year end, with others planned. As a result, Alphega Pharmacy now operates in seven countries, including our associate in Italy, and has increased its membership to more than 4,800 pharmacies. We expect membership to increase significantly in the coming fiscal year following the March 2014 vote by the vivesco pharmacy network in Germany, which has around 950 members, to rebrand as Alphega.

In France, revenue decreased by 5.5% on a constant currency and like-for-like basis. This was mainly due to regulatory measures, which reduced overall consumption of prescription medicines while increasing market penetration of generics, and competitors offering higher discounts to gain market share. Profitability was significantly impacted by the lower revenue and reduced gross margins, higher customer discounts being required to enable the business to remain competitive in the market. These factors were partially mitigated through actions taken to reduce our cost base.

In Germany, revenue increased by 2.8% on a constant currency and like-for-like basis, despite intense competition from certain competitors similarly seeking to increase market share by offering higher customer discounts. This action appears to have simply reduced the overall profitability of the sector in Germany. As in France, higher customer discounts were required to maintain our competitive position. This significantly impacted our profitability, which we partially mitigated through lowering our cost base.

In the UK, revenue increased by 6.6%, due to a combination of further market share gains and market growth. The increase in market share was mainly due to a strong performance in generics, reflecting the winning of a new multi-year manufacturer contract and Almus sales increasing by more than 15%, and the full year benefit of a contract to supply one of the UK’s largest pharmacy chains which started in the prior fiscal year. Alcura growth was particularly strong, revenue increasing by more than 40%. In addition, Alphega Pharmacy membership in the UK reached 1,000 for the first time, as we continue to develop and expand services for our independent pharmacy customers and pharmaceutical manufacturers. Profits increased year-on-year due to the expansion of the business and further improvements in productivity.

In Turkey, revenue on a constant currency and like-for-like basis increased by 0.7%. Reported revenue was lower year-on-year by 10.7% due to the significant decline over the course of the fiscal year in the value of the Turkish Lira. Trading profit was significantly impacted by reduced manufacturer rebates, increased customer discounts and, to a lesser extent, by one-off operating costs relating to a rationalisation of the warehouse network, seven satellite warehouses being closed during the fiscal year, and to management redundancies. In October 2013, we acquired full ownership of the business, following the exercise of put options held by the Executive Chairman of Hedef Alliance (and other founding family members). This resulted in a number of key management changes which we believe will allow us to further develop the business, enabling it to compete more effectively in this growing market.

In Spain, revenue increased by 1.2% on a constant currency and like-for-like basis, our return to growth reflecting a more stable trading environment from a regulatory perspective, which was partially offset by increased market penetration of generics. Sales of Almus generic medicines grew by more than 30% and Alvita patient care products grew by over 25%. Profits increased year-on-year due to improved product mix and margin management across many aspects of the business, Alphega membership in Spain growing by more than 15% to over 650 pharmacies.

In Egypt, revenue increased by 4.9% on a constant currency and like-for-like basis, market growth being constrained by ongoing political instability. Trading profit was unchanged, increased revenues being offset by inflationary cost pressures.

In the Netherlands, revenue increased by 22.2% on a constant currency and like-for-like basis, due to contracts won in the latter part of the prior fiscal year to supply certain products for a number of pharmaceutical manufacturers to all Dutch hospitals on an exclusive basis. This was partially offset by lower revenue from traditional pharmaceutical wholesaling, where competition remains intense in what continues to be a particularly difficult market from a regulatory perspective. Profitability was impacted by higher operating costs, which included costs relating to the rebranding of the Kring-apotheek pharmacy network as the Alphega apotheek.

In Russia, revenue increased by over 90% on a constant currency basis, reflecting a full year of full ownership of our former associate the controlling 51% interest in which we re-acquired in November 2012 from AB Acquisitions. On a like-for-like basis, revenue decreased by 18.8%, mainly reflecting lower demand partly due to increased levels of co-payments and an unusually mild winter. As a result, the business incurred a loss for the full fiscal year.

In our other small markets, revenue in the Czech Republic decreased by 2.3% on a constant currency and like-for-like basis, profits increasing due to improved mix and higher service income from pharmaceutical manufacturers. In Romania, where we acquired the minority interests in October 2013, revenue on the same basis increased by 11.5%, mainly through increased market share. This, together with productivity gains, enabled the business to increase profits. In Norway, revenue on the same basis decreased by 1.3%, mainly due to the loss of a government contract to supply multi-dose prescriptions which particularly impacted performance in the final quarter. This, together with lower gross margins, negatively impacted profit. In February 2014, the business won a significant new exclusive supply contract for hospital pharmacies and in-patient dispensing for a minimum of four years. The contract, worth approximately £400 million per annum at wholesale values, commences in January 2015.

Other Activities

Contract Manufacturing & Corporate Costs

BCM, our Contract Manufacturing business, manufactures consumer health and beauty products for internal supply and third party brands, and also produces special prescription medicines for individual use. Total revenue decreased year-on-year by 5.0% to £226 million, internal demand being impacted by stock optimization programs and the timing of internal business orders. The trading loss increased by £2 million to £5 million, reflecting an adverse mix of special prescription medicines, together with lower pricing, which was partly offset by reduced losses from contract manufacturing.

The program announced at the end of the last fiscal year to improve the efficiency and overall performance of the UK factory, including investment in new product technologies to enable greater flexibility and support the Group’s leading beauty and skincare product brands, is progressing in line with expectations.

Corporate costs increased year-on-year by £7 million to £39 million, mainly as a result of costs incurred in developing our evolving partnership with Walgreens.

Associates and Joint Ventures

Associates and joint ventures continue to be an important component of our Group’s activities. On May 10, 2013, as previously announced, we distributed our equity interest in Galenica to the Group’s ultimate parent company, AB Acquisitions, in accordance with the Purchase and Option Agreement. As a result, we have excluded Galenica’s figures from our underlying performance measures. Galenica continues to be an associate of AB Acquisitions, but not of the Group.

Our share of underlying post-tax earnings of associates and joint ventures totaled £79 million, a year-on-year increase of £85 million.

Our share of post-tax earnings of WBAD, the joint venture we established with Walgreens in Switzerland in late 2012 to lead global relationships with pharmaceutical and other key suppliers, increased year-on-year by £52 million to £58 million, our share of trading profit increasing to £63 million from £6 million in the prior fiscal year ended March 31, 2013. This reflects a growing number of global agreements with pharmaceutical manufacturers and other suppliers of goods and services (both for resale and not-for-resale), together with initial income in the final quarter of the fiscal year from our strategic long term relationship with ABC.

Our share of underlying post-tax earnings of our other associates and joint ventures totaled £21 million, compared to a loss of £12 million in the prior fiscal year. This turnaround was due to improved performances in all of our principal associates and joint ventures, together with a full year’s contribution from Boots Hearingcare, increasing our total share of trading profits from these businesses from £38 million to £49 million.

In China, Guangzhou Pharmaceuticals Corporation, our joint venture established in 2007, delivered good revenue and profit growth. The business, which is one of the major pharmaceutical wholesalers in China, continues to expand its operations through a combination of organic growth and targeted acquisitions.

The performance of Alliance Healthcare Italia, while still unsatisfactory, improved in what continues to be a particularly challenging market as a result of management actions taken in the last 18 months. This included reducing the number of low value customer accounts, delivering corresponding improvements in productivity, tightening controls over receivables and addressing operational issues experienced in the first half of the prior fiscal year.

Alliance Healthcare Portugal again significantly increased revenue and market share, due to a successful commercial policy and customer segmentation strategy in what continues to be a challenging pharmacy market. Profitability improved due to the increased revenue and better margins.

Other associates and joint ventures include Boots Hearingcare, which has seen substantial growth in both sales and profits since becoming an associate in February 2013, UDG, our UK pre-wholesale and contract logistics joint venture, Hydra Pharm, a leading pharmaceutical wholesale operator in Algeria, and Oktal, a pharmaceutical wholesaler in Croatia, which also trades in Bosnia Herzegovina, Serbia and Slovenia.

Financial Review

Income Statement Summary

For the Year Ended March 31, 2014

	Underlying £million	Amortization of Customer Relationships and Brands £million	Exceptional Items £million	Distributed Associate £million	Timing Differences £million	Statutory £million
Trading profit/profit from operations before associates and joint ventures	1,270	(100)	(38)	—	—	1,132
Share of post-tax earnings of associates and joint ventures	79	—	—	7	—	86
Net gains relating to associates	—	—	109	—	—	109

	1,349	(100)	71	7	—	1,327
Net finance costs	(311)	—	(53)	—	10	(354)
Tax (charge)/credit	(150)	31	120	—	(3)	(2)

Underlying profit/profit for the year	888	(69)	138	7	7	971
Less: non-controlling interests	(48)					(35)

Underlying profit/profit for the year attributable to equity shareholders	840					936

Year-on-year increase	131					229

All underlying measures exclude the distributed associate, Galenica, which ceased to be an associate of the Group in May 2013 following its distribution to the Group’s ultimate parent company.

Trading profit increased by 0.4% on a reported basis to £1,270 million (up 0.6% in constant currency), which when including our share of trading profit of associates and joint ventures rose to £1,382 million, a year-on-year increase of 7.7%.

Underlying profit attributable to equity shareholders increased year-on-year by 18.5% to £840 million.

On a statutory basis, profit from operations before associates and joint ventures was £1,132 million (2012/13: £1,054 million), profit from operations was £1,327 million (2012/13: £1,101 million) and profit for the fiscal year attributable to equity shareholders was £936 million (2012/13: £707 million), a year-on-year increase of 32.4%.

Exceptional items within profit from operations comprised the following:

£million
Call option for warrants	(34)
Other	(4)

Within profit from operations before associates and joint ventures	(38)
Gains on disposal and distribution of associates	116
Impairment of investment in associate	(7)

71

During the prior fiscal year, the Group together with Walgreens signed agreements with ABC which included the Group receiving warrants to purchase up to 8% of the equity of ABC at future dates. Simultaneously, the Group issued a call option to a Walgreens affiliate for such Walgreens affiliate to purchase these warrants from the Group. As the call option is only exercisable if Walgreens exercises its option to acquire the remaining 55% equity stake of the Group that they do not currently own, the associated cost in relation to the option is not regarded as forming part of the underlying activities of the Group.

The gains on disposal and distribution of associates mainly related to the Group’s investment in Galenica. As part of the Purchase and Option Agreement, a commitment was made to distribute or otherwise transfer the Group’s investment in Galenica at fair value to the AB Acquisitions. Accordingly, Galenica was distributed by the Group on May 10, 2013.

Net Finance Costs

Net finance costs comprised the following:

	Underlying £million	Exceptional items £million	Timing differences £million	Statutory £million
Finance income	40	(7)	—	33
Finance costs	(351)	(46)	10	(387)

Net finance costs	(311)	(53)	10	(354)

Year-on-year decrease/(increase)	9			(90)

Underlying net finance costs decreased year-on-year by £9 million to £311 million, mainly as result of lower net borrowings, the benefits of which were partially offset by lower finance income on investments. Interest cover, which we define as the ratio of trading profit to underlying net finance costs, increased to 4.1x trading profit (2012/13: 4.0x).

Exceptional items within finance income mainly comprised prepaid financing fees expensed on repurchase and repayment of acquisition borrowings, partially offset by a fair value gain on the contract to acquire a 12% equity stake in Nanjing Pharmaceutical Company Limited. Acquisition borrowings with a net value of £1,258 million were repurchased and repaid during the fiscal year. In total, £3,678 million has been repurchased and repaid since the program began in early 2009 at a cost of £3,402 million. The discounts on repurchase, net of related prepaid financing fees, have been accounted for as loan redemptions, reducing net borrowings.

Exceptional items within finance costs mainly related to the increase in the fair value liability for the Group’s commitment to distribute or otherwise transfer its investment in Galenica up until the date of distribution.

Timing differences within net finance costs comprise IAS 39 timing differences which relate to derivative financial instruments partially offset by the unwind of discounts on obligations to non-controlling interests.

Tax

The underlying tax charge was £150 million (2012/13: £179 million), equating to an underlying effective tax rate of 15.6% (2012/13: 18.9%).

The year-on-year decrease of 3.3 percentage points was mainly due to an increase in non-taxable income, a one percentage point reduction in the rate of UK corporation tax and profit mix.

Tax Analysis

	UK £million	Other countries £million	Total £million	Effective tax rate
Underlying tax charge
Current year	(123)	(56)	(179)	18.7%
Adjustments in respect of prior years	13	16	29

Total	(110)	(40)	(150)	15.6%

Year-on-year (increase)/decrease	(4)	33	29

Net tax paid	(90)	(51)	(141)
Year-on-year increase	(26)	(1)	(27)

Net tax paid in the UK was lower than the underlying tax charge, mainly due to a tax repayment following the resolution of prior fiscal year computations.

On a statutory basis, the accounting tax charge was £2 million (2012/13: £96 million). Exceptional items tax credits of £120 million in the fiscal year related primarily to a net reduction in deferred tax assets and liabilities resulting from the three percentage point reduction in the rate of future UK corporation tax enacted during the fiscal year. This comprised a two percentage point reduction applicable from April 2014 and the further one percentage point reduction applicable from April 2015 taking the UK rate to 20%. In the prior fiscal year, a one percentage point reduction in the rate of future UK corporation tax was enacted.

Glossary of Key Terms for the Year Ended March 31, 2014 Compared to the Year Ended March 31, 2013

Constant Currency

Exchange rates applicable for the financial information for the year ended March 31, 2013.

EBITDA

Trading profit before underlying depreciation and amortization.

EBITDA Including Share of Associates and Joint Ventures

EBITDA including share of associates and joint ventures (excluding share of EBITDA of the distributed associate, Galenica).

Exceptional Items

Items classified by Alliance Boots as exceptional in nature. These are not regarded as forming part of the underlying trading activities of the Group and so merit separate presentation to allow stakeholders to understand the elements of financial performance and assess trends in financial performance.

IAS 39 Timing Differences

Derivative financial instruments are used to hedge interest rate and currency exposures. IAS 39 dictates whether changes in the fair value of these instruments can be matched in the income statement by changes in the fair value of the item being hedged. Where they cannot be matched, or do not fully match, the unmatched amount represents a timing difference that will reverse over the life of the financial instruments. Derivative financial instruments are also used as credit instruments and changes in fair value which reverse over the life of these instruments similarly represent a timing difference.

Interest Cover

Trading profit divided by underlying net finance costs, excluding net finance costs relating to retirement benefit obligations.

Like-for-Like Revenue

Revenue on a constant currency basis, excluding the impact of business acquisitions and disposals, new store openings, closures and major extensions.

Net Borrowings

Cash and cash equivalents, restricted cash, derivative financial instruments and borrowings net of unamortized prepaid financing fees.

Net Finance Costs

Finance costs, net of finance income.

Restricted Cash

Cash which is restricted for specific purposes and so is not available for the use of the Group in its day to day operations.

Revenue Including Share of Associates and Joint Ventures

Revenue including share of associates and joint ventures (excluding share of revenue of the distributed associate, Galenica).

Share of Underlying Post-Tax Earnings of Associates and Joint Ventures

Share of post-tax earnings of associates and joint ventures (excluding the distributed associate, Galenica) before amortization of customer relationships and brands, exceptional items, timing differences within net finance costs and related tax.

Timing Differences Within Net Finance Costs

IAS 39 timing differences and the unwind of the discount on obligations to non-controlling interests.

Trading Margin

Trading profit expressed as a percentage of revenue.

Trading Profit

Profit from operations before amortization of customer relationships and brands, exceptional items and share of post-tax earnings of associates and joint ventures.

Trading Profit Including Share of Associates and Joint Ventures

Trading profit including share of associates and joint ventures (excluding share of trading profit of the distributed associate, Galenica).

Underlying Depreciation and Amortization

Depreciation and amortization adjusted to exclude amortization of customer relationships and brands and depreciation and amortization within exceptional items.

Underlying Effective Tax Rate

Underlying tax charge as a percentage of trading profit less underlying net finance costs.

Underlying Net Finance Costs

Net finance costs adjusted to exclude exceptional items and timing differences within net finance costs.

Underlying Profit

Profit for the year (excluding share of post-tax earnings of the distributed associate, Galenica) before amortization of customer relationships and brands, exceptional items, timing differences within net finance costs and related tax.

Underlying Profit Attributable to Equity Shareholders

Underlying profit excluding amounts attributable to non-controlling interests.

Underlying Tax Charge

Tax charge adjusted to exclude tax on amortization of customer relationships and brands, exceptional items, timing differences within net finance costs and exceptional tax (being tax considered by Alliance Boots as being exceptional in nature).

Business Review for the Year Ended March 31, 2013 Compared to the Year Ended March 31, 2012

Introduction

2012/13 was a transformational year for the Group, due to our strategic partnership with Walgreens, the largest retail drugstore chain in the U.S. This is being further strengthened by our recent joint agreement to partner with ABC.

Against the backdrop of this major corporate activity, which absorbed significant management time, and the continuing challenging market conditions prevalent across the world, we have delivered double digit growth in underlying profit (after tax), as described in more detail below. This increase, in the profit measure we are focusing on post the Walgreens transaction, was almost all organic, with both our Divisions delivering good profit growth. In addition, we have generated a strong operating cash flow, enabling us to substantially reduce net borrowings.

During the fiscal year, we also extended our existing loan maturities by two to three years, more than two and a half years before the majority matured, further strengthening the Group’s financial position.

The markets in which we operate are not straightforward; technical factors that control costs and move value within markets often obscure underlying business performance and market dynamics. The underlying trends in healthcare remain unchanged, with demographic and social pressures continuing to drive demand for healthcare and medicines while payers continue to attempt to constrain overall costs. These trends continue to drive demand for generic medicines and for high quality services delivered to local communities, both of which we are focused on meeting.

Financial Highlights

In 2012/13, the Group delivered a 12.7% year-on-year increase in underlying profit (after tax); the Group’s significant operating cash flow being used to reduce net borrowing and increase investment, as described in more detail below.

Revenue totaled £22,406 million, up 0.6% year-on-year in constant currency, as described in more detail below, but down 2.6% on a reported basis due to adverse currency translation, with pound sterling (“Sterling”) being stronger against the Group’s other operating currencies, particularly the Euro.

Trading profit totaled £1,265 million, up 7.4% in constant currency and 6.1% on a reported basis taking into account adverse currency translation. EBITDA totaled £1,505 million, up 5.8% in constant currency and 4.5% on a reported basis.

Underlying profit (after tax) was £805 million, a 12.7% increase year-on-year.

Cash generated from operations was £1,648 million, compared to £1,601 million in the prior fiscal year. During the fiscal year, we spent £200 million on capital expenditure, largely on our retail stores, information technology projects and logistics, and £84 million on acquisition related expenditure. Net borrowings at the fiscal year-end were £5,893 million, with a year-on-year reduction of £1,124 million, and total equity was £5,671 million.

During the fiscal year, we extended £5,161 million of existing private senior syndicated loan facilities by two to three years, more than two and a half years before the majority matured, further strengthening the Group’s financial position.

Corporate Development

We have a long standing focus on corporate development in support of our strategy to enter new geographical markets and to expand our presence in existing markets, through acquisitions and strategic partnerships.

The First Step Acquisition was completed on August 2, 2012. As a result, Alliance Santé Participations, of which Stefano Pessina and Ornella Barra (respectively, Executive Chairman and Chief Executive, Pharmaceutical Wholesale Division of Alliance Boots) are directors and whose ultimate ownership is a Pessina family trust, is now Walgreens’ largest shareholder.

Since August 2012, good progress has been made towards delivering the joint synergy program, which we are on track to achieve. This includes the establishment of WBAD, a new joint venture based in Bern, Switzerland, where a team formed from secondees from both companies is fully operational. Synergies achieved up until March 31, 2013 are in line with our expectations, reflecting the set-up time and related costs required to establish the various workstreams. Our share of synergies (net of direct costs) totaled approximately £14 million (before tax) across owned operations and the new joint venture.

In March 2013, we, together with Walgreens, announced a long term partnership with ABC, one of the largest pharmaceutical wholesalers in the U.S. This agreement, which at that time was subject to customary regulatory approvals, is intended to enable Walgreens, Alliance Boots and ABC to benefit from greater scale and global opportunities and work together on programs to improve service levels and efficiencies, while reducing costs and increasing patient access to pharmaceuticals.

Under this new agreement, Walgreens will expand its existing relationship into a 10-year agreement with ABC for pharmaceutical distribution and all three companies will collaborate on global supply chain opportunities.

Together, Walgreens and Alliance Boots have rights to acquire a 23% minority equity position in ABC. This comprises rights to purchase up to 7% in the open market and warrants allocated equally for 16% in aggregate of ABC’s fully diluted equity. The first tranche of 8% has a strike price of $51.50 and will be exercisable for a six-month period beginning in March 2016 and the second, also for 8%, has a strike price of $52.50 and will be exercisable for a six-month period beginning in March 2017.

In addition to these two industry transforming strategic partnerships, good progress was made across the Group in other key areas of corporate development.

In September 2012, we announced a strategic partnership with Nanjing Pharmaceutical, with an intention to acquire a 12% equity interest in the business, subject to various regulatory approvals. Nanjing Pharmaceutical is a leading regional pharmaceutical wholesaler in Eastern China and one of the largest national wholesalers. Our existing joint venture, Guangzhou Pharmaceuticals Corporation, has a strong presence in Southern China.

In January 2013, we achieved full ownership of the shares in ANZAG, our German pharmaceutical wholesaling subsidiary which we have subsequently rebranded as Alliance Healthcare Deutschland, having successfully completed the squeeze-out of the minority shareholders and carried out the related delisting from the Frankfurt Stock Exchange.

In February 2013, we extended our hearingcare partnership with Sonova through a 49% minority investment in its UK subsidiary that operates Boots hearingcare practices across the UK.

Performance by Division

For the Year Ended March 31, 2013

	Total £million	Year-on-Year Growth
Continuing operations:		Reported	Constant Currency
Revenue
Health & Beauty	7,482	-2.5%	-2.1%
Pharmaceutical Wholesale	16,378	-2.7%	+1.5%
Contract Manufacturing	238	-6.7%	-6.5%
Intra-group	(1,692)

Group	22,406	-2.6%	+0.6%

Share of revenue of associates and joint ventures	2,221	+23.1%	+25.2%

	24,627	-0.7%	+2.4%

Trading profit[1]
Health & Beauty	865	+6.8%	+7.0%
Pharmaceutical Wholesale	435	+5.1%	+8.2%
Contract Manufacturing & Corporate Costs	(35)

Group	1,265	+6.1%	+7.4%

Share of trading profit of associates and joint ventures	18	-60.9%	-63.6%

	1,283	+3.6%	+4.7%

[1]	Trading profit comprises profit from operations before amortization of customer relationships and brands, exceptional items and share of post-tax earnings of associates and joint ventures.

Revenue, EBITDA and trading profit where including share of associates and joint ventures excludes Galenica (as it ceased to be an associate of the Group in May 2013, while continuing as an associate of the Group’s ultimate parent company, but not of the Group).

Health & Beauty Division

Performance by Business

For the Year Ended March 31, 2013

	Total £million	Year-on-Year Growth
Continuing Operations:		Reported	Constant Currency	Like-for-Like
Revenue
UK:
Boots UK	6,212	-2.5%	-2.5%	-3.1%
Boots Opticians	335	+0.9%	+0.9%	+2.7%

	6,547	-2.4%	-2.4%	-2.9%

International:
Norway	401	-2.7%	-0.8%	-1.6%
Republic of Ireland	232	-2.5%	+3.4%	-4.4%
The Netherlands	135	-16.7%	-12.0%	-12.5%
Thailand	99	+13.8%	+12.9%	+3.7%
Other	68	+3.0%	+3.4%	+2.8%

	935	-3.1%	-0.1%	-3.4%

	7,482	-2.5%	-2.1%	-2.9%

Trading profit
UK	813	+8.8%	+8.8%
International	52	-17.5%	-14.3%

	865	+6.8%	+7.0%

Trading margin
UK	12.4%	+1.3pp	+1.3pp
International	5.6%	(0.9)pp	(0.9)pp

	11.6%	+1.0%	+1.0%

Our Health & Beauty Division delivered a good overall performance, despite tough retail markets across Europe and further regulatory pressures which impacted dispensing profitability. The UK profit performance was particularly strong due to a focus on our core health and beauty categories, combined with the benefits of further development of the operating platform. Results were, however, disappointing across our other European markets, which were partially offset by good progress in building profitable sales in Asia and North America.

We attribute this performance to the hard work and commitment of our people. They have enabled us to deliver excellent customer care and develop and launch exciting new innovative products and services.

Trading profit for the Health & Beauty Division totaled £865 million, up 7.0% year-on-year in constant currency and 6.8% on a reported basis, trading margin increasing by 1.0 percentage point to 11.6%. Revenue totaled £7,482 million, down 2.1% in constant currency and 2.5% on a reported basis due to lower dispensing revenues.

Health & Beauty Division—UK

In the UK, trading profit increased by 8.8% to £813 million, trading margin increasing by 1.3 percentage points to 12.4%. Revenue was 2.4% lower at £6,547 million, mainly as a result of several important branded medicines coming off patent protection and being substituted by lower priced generic medicines, as we anticipated, combined with lower dispensing volumes.

Boots UK delivered good profit growth, despite lower dispensing profitability, due to a strong retail product mix, effective margin management and tight cost controls, in what was a particularly challenging environment.

Boots UK Revenue By Product Category

For the Year Ended March 31, 2013

	£million	Year-on-Year Growth[4]
Dispensing & Related Income	2,209	-7.3%
Retail:
Retail Health[1]	904	+1.3%
Beauty & Toiletries[2]	2,178	+1.2%
Lifestyle[3]	921	-2.6%

	4,003	+0.3%

	6,212	-2.5%

[1]	Retail Health comprises sales of non-prescription medicines and other health related products.
[2]	Beauty & Toiletries comprises the cosmetics & fragrances, accessories and toiletries sub-categories.
[3]	Lifestyle comprises the baby, nutrition, photography, electrical, seasonal and other lifestyle sub-categories, including miscellaneous sales.
[4]	Prior year figures have been re-stated to reflect certain category reclassifications.

Revenue from Dispensing & Related Income decreased by 7.3% in value, mainly as a result of several important branded medicines coming off patent protection and being substituted by lower priced generic medicines, as anticipated at the beginning of the fiscal year, together with lower dispensing volumes, this being partially offset by continuing growth in fee income from pharmacy services.

Dispensing volumes totaled 222 million items, a year-on-year decrease of 0.8% on a like-for-like basis. This reduction was mainly due to calendar impacts, including one less day during fiscal year 2013. Walk-in prescription business in pharmacies was also impacted by competitor openings under the ‘100 hour opening’ entry exemption in England. With the removal of this exemption in September 2012, we expect the rate of competitor openings to slow considerably over the coming fiscal year. Our like-for-like dispensing volumes increased in both Scotland and Northern Ireland, where the ‘100 hour opening’ exemption did not apply. Profitability was, however, adversely impacted by lower reimbursement prices on generic medicines.

As the leader in retail pharmacy in the UK, Boots remains committed to making high quality healthcare more available and accessible to all. Increasingly, this means delivering an integrated multi-channel offer, combining product sales with services and advice, both in-store and increasingly online, and through combining our pharmacy offer with eyecare through Boots Opticians and hearingcare services.

We now have 16 doctors’ surgeries located in Boots stores and our travel health service, launched in September 2011, is now available in over 100 stores and is proving to be popular with customers. Our transactional website, boots.com, and BootsWebMD.com, our consumer health and wellness information portal, are two of the most visited health websites in the UK, the number of site visitors for both continuing to increase substantially year-on-year, with BootsWebMD.com receiving approximately 2.5 million average monthly visitors during the fiscal year. During the fiscal year, we also launched a new range of consultation services focused on the most important health conditions impacting families in the UK. The first launch, in January 2013, was the Diabetes Risk Awareness Service, a free Type II diabetes assessment which has been well received by customers, with over 13,000 consultations carried out by the fiscal year end.

In February 2013, we extended our partnership with Sonova, a leading provider of innovative hearing healthcare solutions, through a 49% minority investment in its UK subsidiary that operates Boots hearingcare practices across the UK. Through this associate investment, we now have a leading position in the UK hearingcare market, with around 390 practices, mainly trading as Boots hearingcare within Boots stores and Boots Opticians practices.

Retail revenue increased by 0.3%, reflecting the challenging consumer market, a decrease of 0.7% on a like-for-like basis largely due to calendar impacts including one less day. Revenue growth was particularly strong in both multi-channel and in our airport stores, local pharmacy being the most challenging. On a geographical basis, the London and South East regions were much stronger than the rest of the UK.

Revenue in the highly competitive Retail Health category, where we have historically been a market leader, increased by 1.3% to £904 million, due to higher sales in both the positive healthcare and non-prescription medicine sub categories, the latter benefiting from a higher incidence of cough and cold ailments.

We continue to develop innovative new products for the Boots Pharmaceuticals brand, an example being the Boots Pharmaceutical Non-Contact Thermometer launched in August 2012. Boots Pharmaceuticals continues to have the widest range of healthcare products of any brand in the UK, including therapeutically proven medicines, natural alternatives, vitamins and first aid products.

Revenue in the Beauty & Toiletries category, where we have leading market positions and exclusive product brands, increased by 1.2% to £2,178 million, both beauty and toiletries growing at a similar rate, with gross margin increasing in all sub categories other than haircare.

Within beauty, sales of premium beauty products and accessories were particularly strong, our premium offering benefiting from the full year impact of leading brands launched in Boots in the previous fiscal year, new product developments and the launch of exclusive brands such as Smashbox, the LA studios inspired cosmetics brand which is ‘exclusive to Boots’ stores in the UK. Accessories sales were strong due to new product development.

Sales of No7, the UK’s leading skincare brand, similarly increased year-on-year, further demonstrating the strength of the brand. During the fiscal year, the No7 brand was re-launched with more contemporary packaging, new in-store merchandising units to better merchandise the evolving product range and new uniforms for our No7 beauty consultants. At the same time, we continued to invest in new product development and innovation.

Following the successful launch of No7 Lift & Luminate Day & Night Serum in April 2012, the No7 Foundation Match Made Service was launched in August, complemented by a range of over 80 No7 foundations in skin-true color shades. This ‘exclusive to Boots’ service, where a No7 beauty consultant uses a device to determine the customer’s best foundation match, has proved popular with customers, supported by an integrated marketing campaign that combined social media, online and traditional advertising. Other No7 launches during the fiscal year included a No7 Lift & Luminate Dark Spot Corrector, clinically proven to fade age spots, and No7 lip crayons, providing glossy lip color in a lightweight crayon format.

Fragrances sales were lower after a number of years of strong growth, mainly during the important Christmas selling season, when we experienced significant competitor discounting.

In toiletries, sales growth was particularly strong in haircare, where we strengthened our customer proposition across the mass part of the product value range, and in indulgent bathing, due to a strong performance in Mother’s Day gifts and ‘exclusive to Boots’ products.

In the Lifestyle category, revenue decreased by 2.6% to £921 million reflecting the continuing decline in the photographic market and lower sales of food and beverages, seasonal and baby products, which were partially offset by increased sales of electrical beauty products. Category gross margin improved due to effective margin management.

Boots retail performance was robust in the important Christmas selling period. We had a differentiated customer offer, including many unique products sourced via our Asian sourcing operation based in Hong Kong, together with attractive promotions, including our renowned ‘offer of the week’, supported by a new advertising campaign featuring real families and our first Christmas gift app.

Our own product brands, such as No7, Boots Pharmaceuticals, Soltan, Botanics and SEVENTEEN, together with exclusive ranges such as Soap & Glory and Champneys, enable us to differentiate our retail offering from that of our competitors and are very important drivers of revenue and margin. In addition to the new No7 products and expansion of the Boots Pharmaceuticals range, other new developments during the fiscal year included the re-launch of Botanics, our range of natural skincare products developed in collaboration with the Royal Botanical Gardens, Kew, and the re-launch of our Shapers and Delicious food ranges, with new packaging and an extended product offering including the ‘Shapers Food For Later’ range of healthy, calorie controlled evening meals.

Multi-channel is becoming an increasingly important part of the Boots offer. Sales via boots.com continued to grow strongly, with revenue up 17% year-on-year, reflecting a strong growth in visitor numbers and increased average revenue per order. Our mobile site is becoming increasingly important, accounting for over 25% of visitors to boots.com during the fiscal year. “Order-online and collect-in-store,” which is available in nearly all our stores across the UK, remains very popular, comprising around 45% of online orders in the fiscal year. Net contribution, after all direct costs including depreciation, increased substantially year-on-year. We continue to expand the range of products available on boots.com and the related online health and beauty advice. The new boots.com automated logistics facility, which commenced operations in the prior fiscal year, has enabled us to offer improved delivery options for customers, including next day delivery for orders before 5pm and increased delivery flexibility.

The Boots Advantage Card loyalty program, where customers earn points on purchases for redemption at a later date, continues to be a key element of our offering. During the fiscal year, the number of active Boots Advantage Card members (which we define as members who have used their card at least once in the last 12 months) increased to 17.9 million, reflecting its well established position as one of the largest loyalty schemes in the UK. In May 2012, we further integrated the offer with our multi-channel platform, allowing customers to redeem points when they shop at boots.com. Over 60% of retail transactions continue to be made by Boots Advantage Card members, who now spend on average over 60% more per transaction than non-cardholders. As in previous fiscal years, around 90% of active members are women, representing nearly two thirds of the adult female population in the UK.

We continue to attribute much of Boots success to our focus on customer service and care. Our internal customer care measure further improved year-on-year, reaching record levels during the important Christmas trading period, as a result of our ongoing focus on areas that we know are important to our customers, including ‘value for money,’ ‘quick and easy to pay,’ ‘staff available and approachable,’ and ‘time taken to get my prescription’.

During the fiscal year, we recruited in total around 700 pre-registration pharmacy graduates and fully qualified pharmacists and continued to invest in our people. An example of this is our e-learning system, which is extensively used by store colleagues throughout the UK. Several new modules were introduced, including pharmacists training to provide better condition-led care for diabetes.

At the same time, we continue to invest in our store portfolio, making our products more accessible and convenient for customers to buy. During the fiscal year, we opened 26 new Boots stores, 11 of which were relocations, closed 16 stores, and refitted over 200 stores almost all in town centers, in line with our commitment to support the regeneration of high streets across the UK.

At the fiscal year end, Boots had 2,476 health and beauty stores in the UK, of which 2,386 included a pharmacy. As a result, around 90% of the UK population is estimated to be within a 10 minute drive of a Boots store.

Boots Opticians revenue increased by 0.9%, like-for-like revenue from owned practices increasing by 2.7% due to good growth in revenues from spectacle sales. This followed the introduction of a broader range of frames, clearer pricing and an improved practice layout in over 300 practices. Total revenue growth was held back by the portfolio rationalization program, where practices in overlapping locations were combined to improve profitability, which is now largely complete, and the switch of two company operated practices to a franchised basis. Trading profit increased due to benefits from the rationalization program combined with further cost efficiencies. At the fiscal year end, Boots Opticians had 604 practices, including 188 which operate on a franchise basis.

Health & Beauty Division—International

Good progress was made in growing sales and profitability in Asia and North America, which was more than offset by a disappointing performance across our European markets, these being impacted to varying degrees by a number of factors, including pressure on dispensing reimbursement rates, strong competition and the weaker Euro, which impacted input prices in Ireland.

Revenue in countries outside the UK totaled £935 million, which was broadly flat year-on-year in constant currency but down 3.1% on a reported basis, as described in more detail below. Trading profit of £52 million was down 14.3% in constant currency and 17.5% on a reported basis. A net 26 stores were added during the fiscal year, most of which were in Thailand, bringing the fiscal year-end total to 554.

Stores by Country

at March 31, 2013

Number
Norway	155
Republic of Ireland	74
The Netherlands	72
Thailand	225
Lithuania	28

554

In Norway, where our pharmacies are branded ‘Boots apotek’, revenue on a constant currency basis decreased by 0.8%, like-for-like revenue decreasing by 1.6%, due to the impact of competitor store openings. Profitability was adversely impacted by the lower sales, lower dispensing margins and higher operating costs, which were partially offset by better retail gross margin from improved product mix.

In the Republic of Ireland, where we trade as Boots, revenue increased by 3.4% on a constant currency basis due to new store openings in both the current and prior fiscal years. Like-for-like dispensing item volume growth was strong, the resulting revenue growth being partially offset by lower reimbursement rates, but overall like-for-like revenue was down 4.4%, the fragile state of the Irish economy continuing to impact retail sales. Trading profit was adversely impacted by higher input prices resulting from the weaker Euro. In Ireland, the number of active Boots Advantage Care members increased by 9% to nearly one million. Five new stores were opened during the fiscal year. We will also be launching a new dedicated Irish website, boots.ie, selling over 26,000 products including many not available in our smaller Irish stores, with full Boots Advantage Card functionality.

In the Netherlands, revenue decreased by 12.0% on a constant currency basis, like-for-like revenue decreasing by 12.5%. Revenues and profits were adversely impacted by the Dutch healthcare insurers’ use of tenders to select the lowest price generic medicines, referred to as the “preference policy”, and a reduction in the government determined dispensing fee per item. We have 25 stores trading as ‘Boots apotheek’, which has a significantly broader retail offering than a typical Dutch pharmacy, including a range of Boots branded health and beauty products.

In Thailand, where Boots is one of the largest health and beauty pharmacy chains, revenue increased by 12.9% on a constant currency basis, like-for-like revenue increasing by 3.7%. Beauty sales growth was particularly strong, mainly due to No7. A net 22 stores were added in the fiscal year which, together with good margin growth and scale economies, enabled the business to increase profits. By the fiscal year end, over one million customers had joined the Boots loyalty card program which was specifically developed for the Thai market. Over 40% of sales during the fiscal year were to cardholders who on average spent more than 2.5 times per transaction than non-cardholders.

Other revenue mainly comprised revenue from the sale of Boots products to third parties in a number of countries including the U.S., revenue from owned pharmacies in Lithuania and sales to franchisees and franchise income.

Total revenue from these activities increased by 3.4% on a constant currency basis, growth being strongest in sales to the U.S. which increased by around 12%. At retail value, U.S. sales totaled almost $100 million, our leading brands being No7 and Botanics. In November 2012, No7 was launched in the new Walgreens flagship store in Hollywood, with dedicated beauty advisors and the new No7 freestanding in-store merchandising units, subsequent launches being in flagship stores in Washington D.C. and Boston. Plans are being developed to extend the sale of Boots product brands to other Walgreens stores. In addition, Walgreens.com now has a ‘Boots shop’ where customers can buy a wide range of around 300 Boots products including No7, Botanics, ‘Boots expert’, Boots Extracts and Champneys, which is ‘exclusive to Boots’.

Boots products continue to be sold in over 1,770 Target stores in the U.S., around 350 of which have a Boots beauty advisor, and online at target.com. In addition, Boots products are available at drugstore.com™ and Beauty.com® (both owned by Walgreens), and at our own direct to consumer website us.boots.com. No7 is also sold in 550 Ulta beauty stores across the U.S., at ulta.com and in 70 college stores.

In October 2012, we commenced a trial with Dairy Farm, a leading pan-Asian retailer, to sell Boots products, including No7 and Botanics, in selective Mannings health and beauty stores in Hong Kong. At the fiscal year-end, 23 stores had Boots product offerings, most with a dedicated No7 beauty advisor.

At the fiscal year-end, we also operated 28 retail pharmacies in Lithuania. In addition, 75 Boots stores were operated by our franchise partner in the United Arab Emirates, Kuwait, the Kingdom of Saudi Arabia, Bahrain and Qatar, a year-on-year increase of 17%, including seven new openings in the Kingdom of Saudi Arabia.

Boots product brands are now available for purchase in over 20 countries. In Europe, we will shortly launch international.boots.com, a new international website with over 23,000 products from the boots.com range. In addition, we now have full responsibility for the Boots Laboratories brand, from product innovation to marketing, selling and distribution, which we anticipate will generate development opportunities across Europe.

Pharmaceutical Wholesale Division

Performance by Business

For the Year Ended March 31, 2013

	Total £million	Year-on-Year Growth
Continuing Operations:		Reported	Constant Currency
Revenue
France	3,859	-13.9%	-8.8%
Germany	3,491	-6.6%	-1.0%
UK	3,381	+9.5%	+9.5%
Turkey	1,625	-1.7%	+0.9%
Spain	1,020	-15.8%	-10.8%
Egypt	708	+18.4%	+22.0%
The Netherlands	665	-13.0%	-7.8%
Czech Republic	461	-6.3%	+1.3%
Russia	434	n/a	n/a
Romania	375	-1.1%	+9.4%
Norway	325	-16.0%	-14.6%
Lithuania	46	-16.4%	-10.9%
Intra-group	(12)

	16,378	-2.7%	+1.5%

Trading profit	435	+5.1%	+8.2%

Trading margin	2.7%	+0.2%	+0.2%

Our Group is the number one pharmaceutical wholesaler in Europe and the only wholesaler with significant operations in each of the five largest wholesale markets.

The Pharmaceutical Wholesale Division delivered a good overall performance, despite challenging market conditions in many countries. Profit growth was almost all organic, reflecting our strong customer offering for both manufacturers and independent pharmacies, combined with tight cost controls. Performance was particularly strong in our key markets in Northern Europe.

Revenue totaled £16,378 million, up 1.5% in constant currency, as described in more detail below, but down 2.7% on a reported basis due to adverse currency translation, Sterling being stronger against the Group’s other operating currencies, particularly the Euro. Trading profit totaled £435 million, up 8.2% in constant currency and 5.1% on a reported basis. Overall trading margin was 2.7%, a 0.2 percentage point increase on the prior fiscal year. Adjusting for acquisitions and disposals, on a constant currency basis, like-for-like revenue decreased by 1.2%, reflecting increased generic penetration (including the impact of branded medicine patent expirations) and government measures to constrain growth in healthcare costs.

We estimate that the wholesale markets in which we operate grew by around 2% in volume terms, reflecting underlying growth in demand for prescription medicines, this growth being weighted on the basis of our wholesaling volumes. In value terms, we estimate that our markets contracted by just over one percent in value, this growth being in constant currency and weighted on the basis of our wholesale revenues. This is the first time our market has contracted in value for many years and reflects government measures across Europe to constrain growth in healthcare costs, resulting in lower reimbursement prices and increasing penetration of generic medicines, partly as a result of branded medicine patent expirations. In the coming fiscal year, we expect the market to return to the modest value growth rates we have seen in recent years, taking into account a lower impact from patent expirations.

Generic penetration rates increased in almost all our markets, penetration levels still being typically lower in southern Europe. The overall level of the parallel trade market in Europe was stable, as we have seen for the last few fiscal years.

We have an ongoing focus on anticipating changes in the marketplace, making the most of future opportunities and supporting businesses in individual countries to implement our new wholesale business model, while at the same time driving efficiency throughout the Pharmaceutical Wholesale Division. This approach, led by our experienced management team is, in our view, what continues to significantly differentiate Alliance Healthcare from our competitors.

Alliance Healthcare continues to respond to the developing needs of branded ethical pharmaceutical manufacturers, who are increasingly adapting and changing their approaches to distribution across this market. This trend is growing in the UK, where a number of manufacturers have made the switch from selling via all pharmaceutical wholesalers to either selling direct to pharmacies using relatively few wholesalers as distributors, or selling only through a small number of selected wholesalers. Our responsiveness in meeting their changing requirements, as well as our highly efficient and reliable logistics network, has contributed to establishing Alliance Healthcare as a UK market leader and a partner of choice for pharmaceutical manufacturers.

We have long established and strong relationships with leading pharmaceutical manufacturers across the world, which are being further strengthened as a result of our strategic partnership with Walgreens. Completion of our joint partnership with ABC will create additional global supply chain opportunities.

Services we offer to pharmaceutical manufacturers include the following:

Alloga, which has owned operations in six countries and a presence in a further four countries through our associates, works with manufacturers providing them with pre-wholesale and contract logistics services to access wholesalers, pharmacies and hospitals on a pan-European basis.

Skills in Healthcare, which is our contract sales offering to manufacturers across Europe, now has a presence in nine countries.

In March 2013, we launched Alcura, which will become the international service brand for our innovative and specialized healthcare services, covering clinical homecare, medicine support, dispensing services, medicine preparation and clinical trial support. First launched in the UK, where we rebranded our Central Homecare business and, since the fiscal year end, we have launched Alcura in Spain and have plans for further launches in the coming fiscal year.

Product brands and services we offer to pharmacies include the following:

Almus, our exclusive range of generic medicines, continues to provide marketing and sourcing benefits aimed at offsetting the impact of branded medicine patent expirations. Almus further broadened its product range during the fiscal year, now including over 670 products. Almus is distributed in the UK, Spain and France and through our associates in Portugal and in Italy. Total Almus sales increased year-on-year by around 9% in constant currency.

Alvita, our range of patient care products, is sold in six countries, total Alvita sales increasing year-on-year by around 5% in constant currency.

We further differentiate our wholesale offering by continuing to develop the range of services offered to independent pharmacy customers. This includes membership of Alphega Pharmacy, which encompasses a comprehensive range of added-value services including branding, professional training and patient care, retail support services and supply benefits together with pharmacy and IT support. Alphega Pharmacy, which operates in six countries, including our associate in Italy, increased its membership year-on-year by over 7% to more than 4,700 pharmacies. During the fiscal year, Alphega Pharmacy continued to work closely with vivesco, our network of around 1,100 German pharmacies, to enhance the range of services offered by both.

In France, revenue decreased by 8.8% on a constant currency and like-for-like basis. This was mainly due to regulatory changes designed to both reduce consumption of prescription medicines (including quotas for doctors) and substantially increase market penetration of generic medicines, together with strong competition from co-operatives and indirectly from the growing direct to pharmacy channel. The impact of lower revenue was partially mitigated by lower healthcare taxes and the benefits of action taken during the latest and prior fiscal year to reorganize the business and reduce the cost base. Profitability was, however, lower.

In Germany, revenue decreased by 1.0% on a constant currency and like-for-like basis due to strong competition. Despite this reduction, trading profit increased year-on-year, mainly as a result of improved mix and margin management combined with substantial cost efficiencies, which was partially offset by a weaker performance from Megapharm, our specialist provider of wholesale and logistics services for oncology products, which was further impacted by government measures introduced in the prior years. In January 2013, we achieved full ownership of ANZAG, which we have subsequently rebranded as Alliance Healthcare Deutschland, having successfully completed the acquisition of the remaining minority interest and carried out the related delisting from the Frankfurt Stock Exchange.

In the UK, revenue increased by 9.5%, growth largely due to a number of significant multi-year contracts with pharmaceutical manufacturers, including the full year benefit of contracts which commenced in the second half of the prior fiscal year, together with a new contract to supply one of the UK’s largest pharmacy chains. This substantial revenue growth, combined with improved product mix and further productivity gains, enabled the business to increase profits. Sales of Almus generic medicines grew strongly, reflecting growth in the generics category and new Almus product launches. We continue to develop and expand services for our independent pharmacy customers and pharmaceutical manufacturers, Alphega Pharmacy membership in the UK increasing by more than 20%. In March 2013, Central Homecare, which provides home healthcare services to patients who require management of complex drug therapies, was rebranded under the Alcura brand. Revenues from this specialty activity increased by around 30% year-on-year.

In Turkey, revenue increased 0.9% on a constant currency and like-for-like basis, market growth being held back by regulatory changes. Toiletries revenue continued to grow, continuing the trend seen in the previous fiscal year. Trading profit was adversely impacted by lower margins on generics, which were partially offset by lower costs.

In Spain, revenue decreased by 10.8% in constant currency and 11.2% on a like-for-like basis, the difference being the acquisition of T2Picking in December 2011 which was subsequently integrated into Alloga España. The decrease in revenue was mainly due to further government action to reduce healthcare expenditure and increased penetration of lower value generics. Profits increased year-on-year due to improved product mix and margin management, together with benefits arising from the previous fiscal year’s acquisition. Sales of Almus generic medicines increased by around 30%, Alphega membership increasing by more than 100 to over 550 independent pharmacies.

In Egypt, revenue increased by 22.0% on a constant currency and like-for-like basis, reflecting strong market growth, both in volume and value, following the political unrest seen in the prior fiscal year, and market share gains. This, together with effective margin management, enabled the business to increase profits.

In the Netherlands, revenue decreased by 7.8% on a constant currency and like-for-like basis, reflecting intense competition and lower market value following government actions to reduce healthcare expenditure. Profitability was lower due to the reduced revenue, the impact of which was partially offset by effective margin management and lower operating costs. In the latter part of the fiscal year, the business won a select number of contracts with pharmaceutical manufacturers to supply certain of their products to all Dutch hospitals on an exclusive basis. As a result, revenue in the final quarter increased by over 13% in constant currency when compared to the comparable quarter in the prior fiscal year.

In November 2012, we acquired full ownership of our associate Alliance Healthcare Russia from AB Acquisitions, the ultimate parent of Alliance Boots. This followed the formation of the strategic partnership with Walgreens, which included, among other things, an option for Walgreens to acquire the Alliance Healthcare Russia shareholding on exercise of its option to proceed to a full merger with Alliance Boots. This change aligned the accounting for the Group’s interests in Russia under IFRS and U.S. GAAP. Revenue since the acquisition was £434 million, resulting in a small trading profit.

In our other smaller markets, revenue in the Czech Republic increased by 1.3% on a constant currency and like-for-like basis, profits increasing due to higher service income and tight cost control. In Romania, revenue on the same basis grew by 9.4%, supported by strong market growth, but in Norway revenue decreased by 14.6% following the loss of a low margin health authority contract towards the end of the prior fiscal year, profitability improving due to lower operating costs.

Other Activities

Contract Manufacturing & Corporate Costs

BCM, our Contract Manufacturing business, manufactures consumer health and beauty products for internal supply and third party brands, and also produces special prescription medicines for individual use.

Total revenue decreased year-on-year by 6.7% to £238 million in what was a challenging year for the business, following a fall in external market demand for contract manufacturing and an increase of regulatory compliance requirements. Trading profit also declined by £4 million to a loss of £3 million.

In March 2013, we announced a program to improve the efficiency and overall performance of the UK factory including investment in new product technologies to enable greater flexibility and support for the Group’s leading beauty and skincare product brands. The one-off exceptional cost of this restructuring program, which was all incurred in 2012/13, was £31 million, of which £18 million was non-cash. This includes the write-off of fixed assets and inventory, and the reduction of around 200 roles within the Nottingham factory over the next two fiscal years.

Corporate costs continue to be tightly controlled, decreasing year-on-year by £1 million to £32 million.

Associates and Joint Ventures

Investment in associates and joint ventures, almost all of which wholesale and distribute pharmaceuticals, is an important component of our Group’s activities.

Our share of underlying post tax earnings of associates and joint ventures totaled £39 million, a year-on-year decrease of 32.8%, mainly as a result of losses in our pharmaceutical wholesale associates in Southern Europe.

Alliance Healthcare Russia ceased to be an associate in November 2012, when we acquired full ownership of the business from AB Acquisitions, the ultimate parent of Alliance Boots.

In China, Guangzhou Pharmaceuticals Corporation, our joint venture established in 2008, performed well, both in terms of revenue and profit growth. The business, which is the sixth largest pharmaceutical wholesaler in China, continues to expand its operations through a combination of organic growth and targeted acquisitions, mainly outside Guangdong province, one acquisition being made during the fiscal year.

In October 2012, we announced that we had set up WBAD, a new company based in Bern, Switzerland, jointly owned with Walgreens, as part of our synergy program. A team formed from secondees from both companies is fully operational, synergies achieved up until March 31, 2013 being in line with our expectations.

Alliance Healthcare Italia had a particularly difficult year, revenue and profit being adversely impacted by challenging market conditions, which resulted in lower revenue and margins and increased provisioning for overdue customer debts, combined with a number of operational issues in the first half of the fiscal year. These issues have now largely been addressed following management changes, although the market is still difficult. Business performance in the second half of the year was better as a result.

Alliance Healthcare Portugal significantly increased revenue and market share due to an enhanced commercial policy and customer segmentation strategy in what continues to be a challenging pharmacy market. Profitability was, however, impacted by lower margins and increased provisioning for overdue customer debts.

Other associates include Hydra Pharm, a leading pharmaceutical wholesale operator in Algeria, and Oktal, a pharmaceutical wholesaler in Croatia, which also trades in Bosnia and Herzegovina, Serbia and Slovenia.

Since the fiscal year end, we have distributed our equity interest in Galenica to the Group’s ultimate parent company, AB Acquisitions, in accordance with the Purchase and Option Agreement. Galenica continues to be an associate of AB Acquisitions.

Financial Review

Income Statement Summary

For the Year Ended March 31, 2013

	Underlying £million	Amortization of Customer Relationships and Brands £Million	Exceptional Items £million	Timing Differences £million	Statutory £million
Trading profit/profit from operations before associates and joint ventures	1,265	(105)	(106)	—	1,054
Share of post-tax earnings of associates and joint ventures	39	—	—	—	39
Gain on disposal of associates	—	—	2	—	2
Gain on acquisition of a controlling interest in an associate	—	—	6	—	6

	1,304	(105)	(98)	—	1,101
Net finance costs	(320)	—	32	24	(264)
Tax (charge)/credit	(179)	34	50	(1)	(96)

Underlying profit (after tax)/profit for the year	805	(71)	(16)	23	741

Year-on-year increase	91				148

Trading profit, which we define as profit from operations before amortization of customer relationships and brands, exceptional items and share of post-tax earnings of associates and joint ventures, totaled £1,265 million, up 7.4% in constant currency and 6.1% on a reported basis taking into account adverse currency translation.

Underlying profit (after tax), which we define as profit for the fiscal year before amortization of customer relationships and brands, exceptional items, timing differences within net finance costs and related tax, increased year-on-year by 12.7% to £805 million.

On a statutory basis, profit from operations before associates and joint ventures was £1,054 million (2011/12: £1,033 million), profit from operations was £1,101 million (2011/12: £1,091 million) and profit for the fiscal year was £741 million (2011/12: £593 million).

Exceptional items within profit from operations comprised the following:

£million
Impairment of goodwill and other intangible assets	(62)
Contract Manufacturing restructuring program	(31)
Other	(13)

Within profit from operations before associates and joint ventures	(106)
Gain on disposal of associates	2
Gain on acquisition of a controlling interest in an associate	6

(98)

The impairment of goodwill and other intangible assets related to the Megapharm operations within the Pharmaceutical Wholesale business in Germany, and resulted from the impact of the government measures introduced in the prior years.

Other exceptional items mainly comprised legal and other advisory costs for the Walgreens and ABC transactions.

The gain on acquisition of a controlling interest in an associate related to Alliance Healthcare Russia, which the Group acquired from AB Acquisitions, and where the carrying value of the pre-existing interest was remeasured to fair value.

Net Finance Costs

Net finance costs comprised the following:

	Underlying £million	Exceptional Items £million	Timing Differences £million	Statutory £million
Finance income	81	28	—	109
Finance costs	(401)	4	24	(373)

Net finance costs	(320)	32	24	(264)

Year-on-year decrease	64			139

Underlying net finance costs, which we define as net finance costs before exceptional items and timing differences, decreased year-on-year by £64 million to £320 million, mainly due to lower net borrowings and Euro interest rates. Interest cover, which we define as the ratio of trading profit to underlying net finance costs, increased to 4.0x trading profit (2011/12: 3.1x).

Exceptional items within finance income mainly related to discounts on repurchase of acquisition borrowings from holders in the secondary market. The nominal value of acquisition borrowings acquired during the fiscal year was £1,124 million at a cost of £1,096 million. In total, £2,420 million has been repurchased since the program began in early 2009 at a cost of £2,130 million. The discounts, net of related prepaid financing fees, have been accounted for as loan redemptions, reducing net borrowings.

Timing differences within net finance costs comprise IAS 39 timing differences which relate to derivative financial instruments partially offset by the unwind of discounts on obligations to non-controlling interests.

Tax

The underlying tax charge was £179 million (2011/12: £154 million), equating to an underlying effective tax rate (which we define as the underlying tax charge as a percentage of trading profit less underlying net finance costs) of 18.9% (2011/12: 19.1%).

The year-on-year decrease of 0.2 percentage points was mainly due to higher favorable adjustments in respect of prior fiscal years and a two percentage point reduction in the rate of UK corporation tax, which was largely offset by a different profit mix and the recognition of a deferred tax credit on brought forward losses in the prior fiscal year.

Tax Analysis

	UK £million	Other Countries £million	Total £million	Effective Tax Rate
Underlying tax charge
Current year	(132)	(75)	(207)	21.9%
Adjustments in respect of prior years	26	2	28

Total	(106)	(73)	(179)	18.9%

Year-on-year increase	(19)	(6)	(25)

Tax paid	(64)	(50)	(114)
Year-on-year (increase)/decrease	(38)	7	(31)

Tax paid in the UK was lower than the underlying tax charge in the income statement, mainly due to UK tax relief on contributions made to pension funding partnership structures in the prior fiscal year. These partnerships were established by the Group and the trustees of the Boots Pension Scheme as part of our ongoing program to ensure long term security of accrued benefits for our defined benefit pension schemes.

Exceptional items within the tax charge mainly comprised an exceptional tax credit relating to the net reduction in deferred tax assets and liabilities resulting from a one percentage point reduction in the rate of UK corporation tax applicable from April 2013.

Glossary of Key Terms for the Year Ended March 31, 2013 Compared to the Year Ended March 31, 2012

Constant Currency

Exchange rates applicable for the financial information for the year ended March 31, 2012.

EBITDA

Trading profit before underlying depreciation and amortization.

Exceptional Items

Items classified by Alliance Boots as exceptional in nature. These are not regarded as forming part of the underlying trading activities of the Group and so merit separate presentation to allow stakeholders to understand the elements of financial performance and assess trends in financial performance.

IAS 39 Timing Differences

Derivative financial instruments are used to hedge interest rate and currency exposures. IAS 39 dictates whether changes in the fair value of these instruments can be matched in the income statement by changes in the fair value of the item being hedged. Where they cannot be matched, or do not fully match, the unmatched amount represents a timing difference that will reverse over the life of the financial instruments. Derivative financial instruments are also used as credit instruments and changes in fair value which reverse over the life of these instruments similarly represent a timing difference.

Interest Cover

Trading profit divided by underlying net finance costs excluding net finance costs relating to retirement benefit obligations.

Like-for-Like Revenue

Revenue on a constant currency basis excluding the impact of business acquisitions and disposals, new store openings, closures and major extensions.

Net Borrowings

Cash and cash equivalents, restricted cash, derivative financial instruments and borrowings net of unamortized prepaid financing fees.

Net Finance Costs

Finance costs net of finance income.

Restricted Cash

Cash which is restricted for specific purposes and so is not available for the use of the Group in its day to day operations.

Share of Underlying Post Tax Earnings of Associates and Joint Ventures

Share of post-tax earnings of associates and joint ventures before amortization of customer relationships and brands, exceptional items, timing differences within net finance costs and related tax.

Timing Differences Within Net Finance Costs

IAS 39 timing differences and the unwind of the discount on obligations to non-controlling interests.

Trading Margin

Trading profit expressed as a percentage of revenue.

Trading Profit

Profit from operations before amortization of customer relationships and brands, exceptional items and share of post-tax earnings of associates and joint ventures.

Underlying Depreciation and Amortization

Depreciation and amortization adjusted to exclude amortization of customer relationships and brands and depreciation and amortization within exceptional items.

Underlying Effective Tax Rate

Underlying tax charge as a percentage of trading profit less underlying net finance costs.

Underlying Net Finance Costs

Net finance costs adjusted to exclude exceptional items and timing differences within net finance costs.

Underlying Profit (After Tax)

Profit for the year before amortization of customer relationships and brands, exceptional items, timing differences within net finance costs and related tax.

Underlying Tax Charge

Tax charge adjusted to exclude tax on amortization of customer relationships and brands, exceptional items, timing differences within net finance costs and exceptional tax (being tax considered by Alliance Boots as being exceptional in nature).

Liquidity and Capital Resources

We have two primary sources of liquidity: (i) cash generated from operations and (ii) borrowings through committed loan facilities. Our principal use of cash is fulfilling interest and tax obligations, funding investment in growth and reducing net borrowings.

As at May 12, 2014, the date the company’s consolidated financial statements for the year ended March 31, 2014 were approved and signed, the Directors considered that the Group had adequate resources to remain in operation for the foreseeable future, and therefore continued to adopt the going concern basis for preparing the consolidated financial statements.

For the Year Ended March 31, 2014

Cash Flow

For the Year Ended March 31, 2014

£million
Trading profit	1,270
Underlying depreciation and amortization	238

EBITDA	1,508
Exceptional items	(5)
Net loss on disposal of property, plant and equipment	2
Net movement in working capital and provisions	82
Movement in net retirement benefit assets and obligations	(43)

Cash generated from operations	1,544
Interest	(254)
Tax	(141)
Acquisition related expenditure	(166)
Capital expenditure	(253)
Dividends	32
Other	58

Total cash flow	820

During the fiscal year, the Group generated a strong operating cash flow, which was used to fund investment in growth and reduce net borrowings.

Cash inflow from working capital (net of provisions) was £82 million as a result of our ongoing program to further improve working capital efficiency.

Net interest paid of £254 million was lower than underlying net finance costs in the income statement, mainly due to the amortization of prepaid financing fees and premia paid on interest rate caps.

£166 million of cash was spent on acquisition related expenditure. This mainly related to the purchase of 20% equity stakes in Hedef Alliance (Turkey) and Farmexpert (Romania) to reach full ownership of these pharmaceutical wholesaling businesses, and Aromatherapy Associates, the first acquisition by the specialized investment fund established by the Group during the fiscal year.

£253 million of cash was invested on capital expenditure. Around three quarters of this investment was in our Health & Beauty Division, primarily in the UK where we have increased investment in our retail stores and in information technology projects. Investment in our Pharmaceutical Wholesale Division was mainly focused on upgrading its distribution network and on information technology.

Dividends mainly related to receipts from WBAD, the joint venture established in the prior fiscal year. Other net cash inflows included repayment of a £57 million loan advanced in the prior fiscal year to a fellow subsidiary of the Group’s ultimate parent company.

Net Borrowings

At the fiscal year end, net borrowings were £5,051 million, a year-on-year reduction of £842 million.

Movement in Net Borrowings in the Year

£million
Total cash inflow	820
Repurchase and repayment of acquisition borrowings	(14)
Amortization of prepaid financing fees	(19)
Capitalized finance costs	(4)
Finance leases entered into	(5)
Currency translation differences and fair value adjustments on financial instruments	64

Decrease in net borrowings	842
Net borrowings at April 1, 2013	(5,893)

Net borrowings at March 31, 2014	(5,051)

In accordance with IFRS, fees incurred relating to the raising of finance were netted off the related borrowing. These prepaid fees are amortized over the term of the financing being provided, increasing net borrowings. Capitalized finance costs relate to the rolled up interest on the subordinated debt, which is payable when the debt itself is repaid.

Analysis of Net Borrowings

at March 31, 2014

£million
Cash and cash equivalents	501
Restricted cash	156
Derivative financial instruments	37
Borrowings	(5,745)

(5,051)

Restricted cash comprises cash which is restricted for specific purposes and so is not available for the use of the Group in its day to day operations and, at March 31, 2014, consisted of deposits restricted under contractual agency agreements, cash pledged as collateral on financial instruments, cash restricted by law and other obligations.

Derivative financial instruments are carried at fair value and mainly relate to a credit instrument and the contract to acquire a 12% equity stake in Nanjing Pharmaceutical Company Limited.

Details regarding net borrowing, such as the type of financial instrument used, the maturity profile of the debt, the currency, and interest rate structure are provided below in the section titled “Qualitative and Quantitative Disclosures About Market Risk—Liquidity Risk Management.”

Equity

Total equity increased during the fiscal year by £552 million to £6,223 million at the fiscal year end, shareholders’ equity increasing by £686 million to £6,186 million.

Movement in Shareholders’ Equity in the Year

£million
Profit for the year	971
Attributable to non-controlling interests	(35)

Profit for the year attributable to equity shareholders	936
Income and expense recognized in other comprehensive income:
Defined benefit schemes—net remeasurements	(182)
Currency translation differences	(158)
Recycled on distribution of associate	(78)
Other	12
Tax on items recognized in other comprehensive income	27
Transactions with owners:
Purchase of non-controlling interests	129

Net movement in shareholders’ equity	686
Shareholders’ equity at April 1, 2013	5,500

Shareholders’ equity at March 31, 2014	6,186

Currency translation differences arose on the retranslation of the net assets of our non-Sterling denominated businesses and investments, net of currency borrowings drawn to partially hedge these translation exposures. These differences were mainly as a result of the stronger Sterling at the fiscal year-end compared to the prior fiscal year relative to the Turkish Lira and Norwegian Krone.

The amount recycled on distribution of associate related to the distribution of Galenica. The purchase of non-controlling interests related to the respective contractual committed purchases of the remaining interests that the Group did not previously own in Hedef Alliance and Farmexpert.

Retirement Benefit Obligations

Movement in Net Retirement Benefit Obligations in the Year

£million
Net cost within profit for the year	(1)
Cash contributions	50
Net re-measurements	(189)
Currency translation differences	2

Net movement in retirement benefit obligations	(138)
Net retirement benefit obligations at April 1, 2013	(36)

Net retirement benefit obligations at March 31, 2014	(174)

Cash contributions during the fiscal year mainly related to deficit funding payments to the Boots Pension Scheme (the “Scheme”).

Contributions totaling £22 million were made by two pension funding partnership structures under which, in prior fiscal years, the Group contributed interests in partnerships worth £273 million and transferred a number of properties under sale and leaseback arrangements. The partnerships will make similar annual contributions for a further 13 years, with £10 million per year thereafter for a further five years. In addition, a capital sum will be made in 2031 equal to the lower of £156 million and any funding deficit in the Scheme at that point in time. The Scheme’s interests in the partnerships reduces the deficit on a funding basis, although the agreement does not impact the deficit on an IAS 19 accounting basis, as the investments held by the Scheme in the partnerships do not qualify as assets for the purposes of the Group’s consolidated financial statements and are therefore not included within the fair value of plan assets. These funding initiatives are part of the Group’s ongoing plans to help ensure long term security of accrued benefits for its UK defined benefit pension schemes.

Other contributions in the fiscal year mainly related to those agreed following the triennial actuarial valuation of the Boots Pension Scheme as at March 31, 2010. Prior to fiscal year end, the trustees of the Boots Pension Scheme completed the March 31, 2013 triennial actuarial valuation. This has resulted in no additional contributions being required from the Group over and above those agreed at the 2010 valuation. Accordingly, the Group will contribute £53 million in each of the next three years, in addition to the contributions from the pension funding partnership structures. The extent to which the Group may be required to make additional contributions if the assets’ returns assumed in the recovery plan are not achieved, will be assessed as part of the 2016 valuation.

The Scheme has continued with its investment strategy of targeting to hold 85% of its assets in a diverse portfolio of bonds with the remainder invested in equity and property assets backing longer term liabilities. Interest rate and inflation rate swaps are also employed to complement the role of fixed and index-linked bond holdings in liability risk management.

On an accounting basis, there was a net re-measurements loss of £189 million which comprised a loss of £212 million from scheme assets, partially offset by a £23 million decrease in scheme liabilities. The asset decrease was mainly due to a decrease in corporate and government bond values invested in by the Scheme in the UK.

Liquidity Risk Management

Access to cost-effective funding is managed by maintaining a range of committed and uncommitted facilities sufficient to meet anticipated needs, arranging funding ahead of requirements and developing diversified sources of funding.

Group liquidity is optimized through cash pooling and deposits with or loans from Group treasury companies.

The Group’s core borrowing is provided through committed loan facilities originally set up in 2007 when Alliance Boots became a privately owned company. In July 2013, the Group announced that it had completed a program to repurchase and repay all loans outstanding under its Subordinated Facility Agreement that it had not previously acquired. In addition, in March 2014, the Group completed the extension of certain existing private syndicated loan facilities in accordance with the ‘springing maturity’ mechanism agreed with senior lenders in December 2012. All committed loan facilities can remain in place post exercise of the Call Option.

The Group’s net borrowings vary throughout the fiscal year in a seasonal pattern, subject to material acquisitions and disposals. Working capital requirements are typically at their highest in the autumn due to the working capital requirements of Christmas trading. The Group continues to monitor its net borrowings position on a daily basis against both budget and a rolling two month cash forecast.

The Group’s committed bank borrowing facilities require compliance with certain financial and non-financial undertakings and covenants. The principal covenant is a net borrowings to EBITDA ratio.

Interest Rate Risk Management

The Group manages interest rate risk in accordance with the treasury policy approved by the Board of Alliance Boots. Exposures are hedged through a combination of interest rate caps and interest rate swaps.

A significant proportion of the Group’s borrowings are subject to some form of fixed or capped interest rate, the hedges for which mature during 2015.

Currency Risk Management

The Group owns significant businesses and investments that cause a translation exposure on consolidation. The Group partially hedges these translation exposures with borrowings denominated in the same currency, complemented with foreign exchange derivative contracts. At the fiscal year end, £1,285 million of the Group’s net borrowings were in Euros.

The Group has a policy of hedging material non-functional currency denominated transaction exposures, other than those offset by corresponding translation exposures, by entering forward currency derivatives contracts where such exposures arise.

The significant exchange rates relative to Sterling used in the preparation of financial information were as follows:

	Average 2013/14	As at March 31 2014	Average 2012/13	As at March 31 2013
Euro	1.19	1.21	1.23	1.18
U.S. Dollar	1.59	1.66	1.58	1.51
Turkish Lira	3.20	3.63	2.84	2.74
Swiss Franc	1.46	1.48	1.49	1.44
Norwegian Krone	9.53	9.99	9.13	8.86
Russian Rouble	52.51	59.44	49.20	46.98

For the Year Ended March 31, 2013

Cash flow

For the Year Ended March 31, 2013

£million
Trading profit	1,265
Underlying depreciation and amortization	240

EBITDA from continuing operations	1,505
Exceptional items	(30)
Net gain on disposal of property, plant and equipment	(1)
Net movement in working capital and provisions	263
Movement in net retirement benefit assets and obligations	(89)

Cash generated from operations	1,648
Interest	(289)
Tax	(114)
Acquisition related expenditure	(84)
Capital expenditure	(200)
Other	144

Total cash flow	1,105

During the fiscal year, the Group generated a strong operating cash flow, enabling us to substantially reduce net borrowings.

Cash inflow from working capital (net of provisions) was £263 million with receivables and payables improving year-on-year as a result of our ongoing program to further improve working capital efficiency.

Net interest paid of £289 million was lower than underlying net finance costs in the income statement, mainly due to the amortization of prepaid financing fees of £27 million and £22 million of rolled up interest on subordinated debt which is payable when the debt itself is repaid.

£84 million of cash was spent on acquisition related expenditure. This mainly related to the acquisition of the 18.1% of shares we did not previously own in ANZAG (subsequently rebranded as Alliance Healthcare Deutschland), the 49% minority investment in Sonova’s subsidiary which operates Boots hearingcare practices across the UK and the final payment for the 20% additional equity stake in Farmexpert acquired in the prior fiscal year.

£200 million of cash was invested on capital expenditure. Just over two-thirds of this investment was in our Health & Beauty Division, primarily in the UK. Key areas of expenditure were on our retail stores, information technology projects and logistics.

Other net cash inflows included £193 million from the redemption of profit participating notes issued by a related party, partially offset by a £54 million loan advanced to a fellow subsidiary of the Group’s ultimate parent company, AB Acquisitions.

Net Borrowings

At the fiscal year end, net borrowings (defined as cash and cash equivalents, restricted cash, derivative financial instruments and borrowings net of unamortized prepaid financing fees) were £5,893 million, a year-on-year reduction of £1,124 million.

Movement in Net Borrowings During the Year

£million
Total cash inflow	1,105
Discounts on repurchase of acquisition borrowings	28
Amortization of prepaid financing fees	(27)
Capitalized finance costs	(22)
Currency translation differences and fair value adjustments on financial instruments	40

Decrease in net borrowings	1,124
Net borrowings at April 1, 2012	(7,017)

Net borrowings at March 31, 2013	(5,893)

In accordance with IFRS, fees incurred relating to the raising of finance were netted off the related borrowing. These prepaid fees are amortized over the term of the financing being provided, increasing net borrowings. Capitalized finance costs relate to the rolled up interest on the subordinated debt, which is payable when the debt itself is repaid.

Analysis of Net Borrowings at March 31, 2013

£million
Cash and cash equivalents	592
Restricted cash	167
Derivative financial instruments	19
Borrowings	(6,671)

(5,893)

Restricted cash comprises cash which is restricted for specific purposes and so is not available for the use of the Group in its day to day operations and, at March 31, 2013, consisted of deposits restricted under contractual agency agreements, cash pledged as collateral on financial instruments and other obligations and cash restricted by law.

Derivative financial instruments are carried at fair value and mainly relate to interest rate swaps.

Details regarding net borrowing, such as the type of financial instrument used, the maturity profile of the debt, the currency, and interest rate structure are provided below in the section titled “Qualitative and Quantitative Disclosures About Market Risk—Liquidity Risk Management.”

Equity

Total equity decreased during the fiscal year by £30 million to £5,671 million at the fiscal year end, with shareholders’ equity increasing by £32 million to £5,500 million.

Movement in Shareholders’ Equity During the Year

£million
Profit for the year	741
Attributable to non-controlling interests	(34)

Profit for the year attributable to equity shareholders	707
Income and expense recognized directly in equity:
Currency translation differences	30
Defined benefit schemes—net remeasurements	(72)
Other	5
Tax on items recognized directly in equity	14
Transactions with owners:
Equity share capital issued	98
Purchase of non-controlling interests	(99)
Future distribution obligation	(651)

Net movement in shareholders’ equity	32
Shareholders’ equity at April 1, 2012	5,468

Shareholders’ equity at March 31, 2013	5,500

Currency translation differences arose on the retranslation of the net assets of our non-Sterling denominated businesses and investments, net of currency borrowings drawn to partially hedge these translation exposures. These differences were mainly as a result of the weaker Sterling at the fiscal year-end compared to the prior fiscal year relative to the Euro and Turkish Lira.

The equity share capital issued mainly related to the purchase of a non-controlling interest in a subsidiary of the Group.

The future distribution obligation relates to the Group’s obligation under the Purchase and Option Agreement, which was signed in June 2012, to distribute at fair value the Group’s associate investment in Galenica. This distribution was completed subsequent to the fiscal year end.

Retirement Benefit Obligations

Movement in Net Retirement Benefit Obligations in the Year

£million
Income statement:
Net income within profit from operations	20
Net finance costs	(2)

18
Net remeasurements	(72)
Cash contributions	70
Currency translation differences	(3)

Net movement in retirement benefit obligations	13
Net retirement benefit obligations at April 1, 2012	(49)

Net retirement benefit obligations at March 31, 2013	(36)

Net income within profit from operations mainly related to a negative past service cost for the offer of a pension increase exchange to members of the Boots Pension Scheme when they retire, whereby a higher initial pension can be taken in lieu of future increases.

Net re-measurements loss of £72 million comprised a loss of £541 million from an increase in scheme liabilities which was largely offset by a gain of £469 million from an increase in scheme assets. The asset increase was mainly due to an increase in corporate and government bond values invested in by the Boots Pension Scheme in the UK. The increase in bond values corresponds to a lower yield, which is used to discount the Scheme’s future cash flows, and this has the effect of increasing the value of the liabilities.

Cash contributions during the fiscal year mainly related to deficit funding payments to the Boots Pension Scheme. £29 million of the contributions were made under the Memorandum of Understanding entered into by the Group during 2007. The main elements were an agreement that conservative investment strategies would be maintained and a commitment to pay additional cash contributions. Up to March 31, 2013, £181 million of additional contributions have been made, with a further £88 million committed in three equal annual instalments from August 2014. The Group has two pension funding partnership structures under which the Group has contributed interests in partnerships worth £273 million, and transferred a number of properties under sale and leaseback arrangements. The partnerships made contributions of £22 million between them in the fiscal year, and will make similar annual contributions for a further 14 years, with £10 million per year thereafter for a further five years. In addition, a capital sum will be made in 2031 equal to the lower of £156 million and any funding deficit in the Scheme at that point in time. The remaining payments mainly related to those agreed following the most recent triennial valuation of the Boots Pension Scheme as at March 31, 2010.

The Scheme’s interests in the partnerships described above reduces the deficit on a funding basis, although the agreement does not impact the deficit on an IAS 19 accounting basis, as the investments held by the Scheme in the partnerships do not qualify as assets for the purposes of the Group’s consolidated financial statements and are therefore not included within the fair value of plan assets.

These funding initiatives are part of the Group’s ongoing plans to help ensure long term security of accrued benefits for its UK defined benefit pension schemes.

The Scheme has continued with its investment strategy of targeting to hold 85% of its assets in a diverse portfolio of bonds to match liabilities up to 35 years, and the remainder invested in equity and property assets backing longer term liabilities. Interest rate and inflation rate swaps are also employed to complement the role of fixed and index-linked bond holdings in liability risk management.

Liquidity Risk Management

The Group’s core borrowing is provided through committed bank facilities originally set up in 2007 when Alliance Boots became a privately owned company. During the fiscal year, the Group invited lenders to amend and extend these facilities. £5,161 million of existing facilities, representing around 80% of the net outstanding amount, were extended by two to three years, with staggered maturities starting in 2016. Lender approval was given for all the requested amendments, including those to facilitate the full combination of the Group with Walgreens. These included permitting loans to remain in place post exercise of the Call Option and the distribution of the Group’s holding in Galenica.

Interest Rate Risk Management

During the fiscal year, the Group took out interest rate swaps with notional principal amounts of £2,000 million at 0.52%. These swaps mature in July 2015. Combined with existing interest rate caps taken out in 2009, a significant proportion of the Group’s borrowings are subject to some form of fixed or capped interest rate.

Currency Risk Management

The Group owns significant businesses and investments that cause a translation exposure on consolidation. The Group partially hedges these translation exposures with borrowings denominated in the same currency, complemented with foreign exchange derivative contracts. At the fiscal year end, £1,438 million of the Group’s net borrowings were in Euros.

The significant exchange rates relative to Sterling used in the preparation of financial information were as follows:

	Average 2012/13	As at March 31 2013	Average 2011/12	As at March 31 2012
Euro	1.23	1.18	1.16	1.19
Turkish Lira	2.84	2.74	2.77	2.83
Swiss Franc	1.49	1.44	1.41	1.44
Norwegian Krone	9.13	8.86	8.97	9.12
Russian Rouble	49.20	46.98	47.25	46.69

Contractual Obligations and Commitments

The following table lists the contractual obligations and commitments of the Group at March 31, 2014:

	Payments due by period
	1 year or less £million	1–3 years £million	3–5 years £million	>5 years £million	Total £million
Borrowings excluding finance lease liabilities(1)	296	783	4,675	5	5,759
Future interest payments on borrowings excluding finance lease liabilities(2)	218	462	88	—	768
Finance leases(3)	4	7	3	—	14

Total borrowings	518	1,252	4,766	5	6,541
Operating leases(4)	314	516	398	891	2,119
Retirement benefit obligations:
- UK(5)	75	150	74	382	681
- non-UK(6)	5	7	8	148	168
Capital commitments	34	5	—	—	39
Other future purchase obligations:
- purchase orders	327	8	—	—	335
- other	199	193	97	—	489
Provisions: restructuring and reorganization(7)
- restructuring and reorganization	3	3	—	—	6
- vacant property	4	3	2	3	12
- other	2	4	1	2	9

	1,481	889	580	1,426	3,858

(1)	Borrowings on the Group statement of financial position are recorded net of £27 million of unamortized fees.
(2)	Interest payments are calculated based on liabilities held at March 31, 2014 without taking account of any future debt issuance. Floating rate interest was estimated using prevailing interest conditions at March 31, 2014. Cash flows in non-Sterling currencies were translated using prevailing exchange rates at March 31, 2014. All floating rate borrowings re-price within three months of the fiscal year end.
(3)	Represents minimum lease payments. Finance lease liabilities recorded on the Group statement of financial position are the discounted minimum lease payments.
(4)	Represents outstanding commitments for future minimum lease payments under non-cancellable operating leases.
(5)	The Group’s principal defined benefit scheme is a funded final salary defined benefit pension scheme in the UK. The scheme, which was closed to future accrual in 2010, is governed by a trustee board. The Group has a contractual obligation to fund this scheme, however the amount and timing of cash contributions to the scheme is uncertain and is affected by factors such as future investment returns and demographic changes. As part of the triennial actuarial valuation, the Group and the trustee board agree a schedule of contributions which, together with existing scheme assets and future returns, are expected to meet future scheme obligations. The amounts presented are the Group’s estimate of contributions to the scheme as agreed following the March 31, 2013 actuarial valuation and include contributions from the two pension funding partnership structures established, and under which a capital sum will be made in 2031 equal to the lower of £156 million and any funding deficit in the scheme at that point in time. The maximum amount of £156 million has been included in the table above in the greater than 5 years amount. The scheme is recorded on the Group statement of financial position in accordance with IAS 19 ‘Employee Benefits’ at £78 million liability.
(6)	The Group’s other main defined benefit schemes are in Germany and France respectively. These schemes are predominantly unfunded and the amounts presented are the expected payments to pensioners in the respective periods. The schemes are recorded on the statement of financial position in accordance with IAS 19 ‘Employee Benefits’ at £96 million liability in total.

(7)	Provisions are presented at their undiscounted amounts as this represents the contractual obligation. In the Group statement of financial position these amounts are discounted.

In addition to the contractual maturities of financial liabilities presented above, the Group has an ongoing future dividend obligation in relation to the non-controlling interest in Boots Optical Investment Holdings Limited based on a percentage of its profits. The estimated contractual undiscounted cash flows are £6 million within one year, £11 million between 1 and 3 years and £14 million between 3 and 5 years. The total estimated discounted cash payments expected to be made total £79 million, and are recorded at this amount on the statement of financial position.

Off-balance Sheet Arrangements

At March 31, 2014, except as described herein, the Group does not have significant exposure to any off–balance sheet arrangements. The term “off–balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which we have: (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

At March 31, 2014, the Group had aggregate contingent liabilities of £55 million, including £10 million for letters of guarantee provided to certain suppliers, a £17 million guarantee provided by Alliance Healthcare Deutschland AG for certain of its customers and bank loans of £12 million guaranteed by Hedef Alliance Holdings A.S. for an associate interest of the Group, which were initially agreed in prior periods and are due to expire during the year to March 31, 2015.

Reconciliations of Additional Performance Measures

Set out below are reconciliations of additional performance measures which Alliance Boots believes provides useful information to assist in understanding the performance of the Group.

In May 2013, the Group distributed its interest in its associate undertaking, Galenica. In the business review for the year ended 31 March 2014 compared to the year ended 31 March 2013, comparative amounts are re-presented to exclude the Group’s share of underlying post-tax earnings of Galenica. The business review for the year ended 31 March 2013 compared to the year ended 31 March 2012 includes the Group’s share underlying post-tax earnings of Galenica in both years.

Reconciliation of EBITDA to trading profit to underlying profit:

2014	Health & Beauty Division £million	Pharmaceutical Wholesale Division £million	All other segments £million	Eliminations £million	Total £million
External revenue	7,655	15,599	113	—	23,367
Intra-group revenue	7	1,562	113	(1,682)	—

Total revenue	7,662	17,161	226	(1,682)	23,367

EBITDA	1,071	478	(41)	—	1,508
Underlying depreciation and amortization	(185)	(50)	(3)	—	(238)

Trading profit/(loss)	886	428	(44)	—	1,270
Share of underlying post-tax earnings of associates and joint ventures					79
Underlying net finance costs					(311)
Underlying tax charge					(150)

Underlying profit					888

2013 Re-presented	Health & Beauty Division £million	Pharmaceutical Wholesale Division £million	All other segments £million	Eliminations £million	Total £million
External revenue	7,477	14,817	112	—	22,406
Intra-group revenue	5	1,561	126	(1,692)	—

Total revenue	7,482	16,378	238	(1,692)	22,406

EBITDA	1,049	484	(28)	—	1,505
Underlying depreciation and amortization	(184)	(49)	(7)	—	(240)

Trading profit/(loss)	865	435	(35)	—	1,265
Share of underlying post-tax earnings of associates and joint ventures					(6)
Underlying net finance costs					(320)
Underlying tax charge					(179)

Underlying profit					760

2013	Health & Beauty Division £million	Pharmaceutical Wholesale Division £million	All other segments £million	Eliminations £million	Total £million
External revenue	7,477	14,817	112	—	22,406
Intra-group revenue	5	1,561	126	(1,692)	—

Total revenue	7,482	16,378	238	(1,692)	22,406

EBITDA	1,049	484	(28)	—	1,505
Underlying depreciation and amortization	(184)	(49)	(7)	—	(240)

Trading profit/(loss)	865	435	(35)	—	1,265
Share of underlying post-tax earnings of associates and joint ventures					39
Underlying net finance costs					(320)
Underlying tax charge					(179)

Underlying profit					805

Reconciliation of share of underlying post-tax earnings of associates and joint ventures:

	2014 £million	2013 Represented £million	2013 £million
Share of underlying post-tax earnings of associates and joint ventures	79	(6)	39
Share of post-tax earnings of distributed associate	7	45	—

Share of post-tax earnings of associates and joint ventures	86	39	39

Reconciliation of underlying profit to statutory profit for the year:

	2014 £million	2013 Represented £million	2013 £million
Underlying profit	888	760	805
Amortization of customer relationships and brands	(100)	(105)	(105)
Share of post-tax earnings of distributed associate	7	45	—
Net exceptional items before tax	18	(66)	(66)
Timing differences within net finance costs	10	24	24
Tax credit on items not in underlying profit	35	45	45
Exceptional tax credits	113	38	38

Profit for the year	971	741	741

Reconciliation of underlying finance costs to net finance costs for the year:

	2014 £million	2013 £million
Underlying net finance costs	(311)	(320)
Repurchase and repayment of acquisition borrowings	(14)	28
Fair value movement of equity purchase commitment	7	—
Impairment of available-for-sale investment	—	(3)
Reassessment of obligations to non-controlling interests	(3)	13
Reassessment of distribution obligation	(43)	(6)
IAS 39 timing differences	10	24

Net finance costs	(354)	(264)

Finance income	33	109
Finance costs	(387)	(373)

Net finance costs	(354)	(264)

The underlying tax charge, which is the tax charge adjusted to exclude tax on amortization of customer relationships and brands, exceptional items, timing differences within net finance costs and exceptional tax, reconciled to the tax charge in the year was:

	2014 £million	2013 £million
Underlying tax charge	150	179
Tax on:
– amortization of customer relationships and brands	(31)	(34)
– exceptional items	(7)	(12)
– timing differences within net finance costs	3	1
Exceptional tax credits	(113)	(38)

Tax charge	2	96

The underlying effective tax rate is calculated as the underlying tax charge as a percentage of trading profit less underlying net finance costs.

	2014 £million	2013 £million
Underlying tax charge	150	179

Trading profit	1,270	1,265
Underlying net finance costs	(311)	(320)

Trading profit less underlying net finance costs	959	945

Underlying effective tax rate	15.6%	18.9%

Alliance Boots—Qualitative and Quantitative Disclosures About Market Risk

Capital Risk Management

The Group’s objectives in managing its capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure that reduces the cost of capital.

The Group defines its capital employed of £11,274 million (2013: £11,564 million) as total equity of £6,223 million (2013: £5,671 million) and net borrowings of £5,051 million (2013: £5,893 million).

The ability of certain Group companies to pay dividends, for ultimate distribution to shareholders, is restricted by the terms of the financing agreements to which they are party.

Financial Risk Management—Overview

The Group’s trading and financing activities expose it to various financial risks that could adversely impact future earnings and cash flows. Although not necessarily mutually exclusive, these financial risks are categorized separately according to their different generic risk characteristics and include market risk (foreign currency risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group is actively engaged in the management of all of these financial risks in order to moderate their potential adverse impact on the Group’s financial performance and position.

Liquidity Risk Management

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

Access to cost-effective funding is managed by maintaining a range of committed and uncommitted facilities, sufficient to meet anticipated needs, arranging funding ahead of requirements, and developing diversified sources of funding.

Group liquidity is optimized through cash pooling and deposits with, or loans from, Group treasury companies.

The Group’s core borrowings are provided through committed term loans. The carrying value of these loans, which are denominated in Sterling and Euros, at March 31, 2014 was £5,049 million (2013: £6,313 million) including the impact of repurchases, currency revaluation and reported net of unamortized fees incurred in respect of the loans. These loans mature between 2015 and 2018 with 86% (2013: 80%) maturing in July 2017 or later. The Group also has access to a committed £677 million (2013: £577 million) revolving credit facility, £100 million (2013: £nil) of which was drawn down at March 31, 2014, £98 million (2013: £101 million) of which was utilized in providing guarantees and letters of credit principally to the Boots Pension Scheme and £479 million (2013: £476 million) of which was available as at March 31, 2014. This facility provides access to funding in a range of currencies with 85% (2013: 83%) of the facility available until July 2016 and the balance available to July 2014.

The Group’s net borrowings vary throughout the fiscal year in a seasonal pattern subject to material acquisitions and disposals. Net borrowings typically peak in the autumn due to the working capital requirements of Christmas trading.

The Group monitors its net borrowing position on a daily basis against both budget and a rolling two month cash forecast. The maturity profile of the Group’s financial liabilities at March 31, 2014 is shown in note 24 to Alliance Boots’ consolidated financial statements for the year ended March 31, 2014.

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers, derivative financial instruments, cash balances, restricted cash and short term deposits.

The maximum exposure to credit risk at the fiscal year-end is represented by the carrying amount of each financial asset, including derivative financial instruments.

Credit risk exposure to commercial counterparties is managed through credit control functions in each of the businesses. New customers are credit checked, customer limits are reviewed at least annually and aged receivable reviews are undertaken regularly.

The Group considers the possibility of significant loss in the event of non-performance by a financial or commercial counterparty to be unlikely.

At March 31, 2014, there were no significant concentrations of credit risk in respect of trade receivables.

The maximum exposure to credit risk for trade receivables, net of provision for impairment and loan assets at March 31 by geographic region was:

	2014 £million	2013 £million
UK	523	774
Other European countries	1,483	1,783
Other countries	177	176

	2,183	2,733

Exposures to financial counterparties principally arise from the use of derivative financial instruments, cash balances and short term deposits. The Group protects itself against the risk of financial loss arising from the failure of financial counterparties by setting ratings based limits to the maximum exposure to individual counterparties or their groups. Limits are set by reference to ratings issued by the major rating agencies, Standard & Poor’s (“S&P”) and Moody’s Investors Service Limited (“Moody’s”).

At March 31, 2014, total exposures of the Group to financial counterparties, was £686 million (2013: £782 million) of which £29 million (2013: £23 million) related to derivative financial instruments, £501 million (2013: £592 million) was in respect of cash and cash equivalents and £156 million (2013: £167 million) was in respect of restricted cash.

£426 million (2013: £413 million) of derivative financial assets, cash and cash equivalents and restricted cash relate to balances managed centrally by Group treasury, £305 million (2013: £297 million) of which are directly deposited in AAA rated money market fund investments and the remaining spread across a number of high quality counterparties, all of whom have a credit rating of A- or better from either S&P or Moody’s. The remaining £260 million (2013: £369 million) of cash and cash equivalents represents short term deposits, restricted cash, cash-in-transit and cash held in operational bank accounts across the Group with counterparties whom predominantly have a credit rating of A- or better from either S&P or Moody’s.

£11 million (2013: £nil) of derivative financial assets relate to the valuation of an equity purchase commitment provided to a non-financial counterparty and £4 million (2013: £96 million) of other loans are lent to unrated entities.

Market Risk

Market risk is the risk that changes in market prices, such as currency exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage market risks within acceptable parameters. The Group transacts in financial instruments including derivatives in order to manage these risks in accordance with the Group treasury policies approved by the Board of Alliance Boots.

Currency Risk

The Group uses currency derivatives in the management of exchange rate exposures, which include forward currency exchange contracts. Movements in the fair value of all forward currency exchange contracts other than those that are designated and effective as cash flow hedges or net investment hedges are reported directly in the income statement.

The Group utilizes forward currency exchange derivatives to hedge significant committed and highly probable future transactions and cash flows denominated in currencies other than the functional currency of a Group entity.

A loss of £1 million was recycled from the cash flow hedge reserve to cost of sales in respect of contracts designated as cash flow hedges of the attributable currency risk on highly probable forecast transactions (2013: £nil). During the fiscal year, there were no gains or losses recycled from the cash flow hedge reserve to non-current non-financial assets in respect of contracts designated as cash flow hedges of the attributable currency risk on capital expenditure projects (2013: £nil).

The Group has significant non-Sterling denominated currency net investments predominantly in Euros and in addition uses derivative financial instruments, specifically forward currency exchange contracts and non-Sterling currency borrowings to hedge the non-Sterling currency risk.

At March 31, 2014, £571 million (2013: £680 million) of non-Sterling currency borrowings with fair value of £571 million (2013: £680 million) were designated as net investment hedges.

The effect of derivative financial instruments to manage translation risk on net borrowings at March 31 was:

	Net borrowings as of March 31, 2014			Net borrowings as of March 31, 2013
	Before hedging £million	Derivative financial instruments – currency £million	Total £million	Before hedging £million	Derivative financial instruments – currency £million	Total £million
Sterling	(3,689)	(103)	(3,792)	(4,347)	(90)	(4,437)
Euro	(1,387)	102	(1,285)	(1,553)	115	(1,438)
Other	28	(2)	26	7	(25)	(18)

	(5,048)	(3)	(5,051)	(5,893)	—	(5,893)

At March 31, 2014, the total notional amount of outstanding forward currency exchange contracts that the Group has committed was £400 million (2013: £273 million).

At March 31, 2014, the statement of financial position carrying value of the Group’s outstanding forward currency exchange contracts was a £3 million liability (2013: £nil).

The table below shows the Group’s sensitivity to non-Sterling exchange rates on its non-Sterling financial instruments, excluding trade payables and trade receivables, which do not represent a significant exposure to exchange rates at March 31, 2014.

A 10% (2013: 10%) strengthening of Sterling against the following currencies would have increased/(decreased) equity and profit for the fiscal year by the amounts shown below. This analysis assumes that all other variables, including interest rates, remain constant and that instruments designated as net investment hedges remain highly effective. In this table, financial instruments are only considered sensitive for exchange rates where they are not in the functional currency of the entity that holds them.

	2014		2013
	Impact on equity £million	Impact on profit £million	Impact on equity £million	Impact on profit £million
Euro	61	—	58	—
Turkish Lira	—	(3)	—	(9)
Swiss Franc	—	—	35	60
U.S. Dollar	—	(1)	—	—
Norwegian Krone	—	—	2	—

A 10% (2013: 10%) weakening of Sterling against these currencies at March 31, 2014 would have had the equal and opposite effect to that shown above on the basis that all other variables remain constant.

The movements in equity relate to non-Sterling borrowings used during the fiscal year to hedge Group assets denominated in those currencies. An appreciation in the value of the borrowing would be matched by a corresponding depreciation in the value of the related Group asset, which would also be recorded in equity. Exchange rate sensitivities on Group assets other than financial instruments have not been shown in the table above.

Cash Flow Interest Rate Risk

The Group manages interest rate risk in accordance with the treasury policy approved by the Board of Alliance Boots. Exposures are hedged through a combination of interest rate caps and interest rate swaps.

The Group has a mixture of fixed and floating rate borrowings. Before the impact of derivative financial instruments, £36 million or 0.6% (2013: £80 million or 1.2%) of total borrowings were at fixed interest rates. The re-pricing risk of the fixed borrowings coincides with their maturity. The floating rate borrowings re-price within three months of the reporting date, based on short term borrowing rates for the relevant currency.

The Group has interest rate swap protection on principal amounts of £2,000 million (2013: £2,000 million) to swap outstanding borrowings from floating to fixed rates at a rate of 0.52% (2013: 0.52%) until July 2015. At March 31, 2014, £2,000 million of these swaps (2013: £1,600 million) with an asset fair value of £3 million (2013: £2 million liability) were designated as cash flow hedges. The Group also has interest rate caps with notional principal amounts of £1,500 million (2013: £1,500 million) and €2,000 million (2013: €2,000 million) to protect the Group from rising interest rates on the corresponding amounts of borrowings until July 2015. The Group also has interest rate swap protection of €760 million (2013: €10 million) the majority of which matures in November 2014.

After taking into account the impact of derivative financial instruments, £5,264 million or 92% (2013: £5,220 million or 78%) of the Group’s total borrowings were at fixed or capped interest rates. All other borrowings re-price within three months of the fiscal year end.

The impact of a 1% increase and a 1% decrease in interest rates on March 31, 2014 on pre-tax profit are shown in the table below. This analysis assumes that all other variables are held constant.

	March 31, 2014		March 31, 2013
	1% increase in interest rates £million	1% decrease in interest rates £million	1% increase in interest rates £million	1% decrease in interest rates £million
Gain/(loss)—derivative financial instruments	—	1	13	(9)
(Loss)/gain—variable rate financial instruments	(31)	31	(45)	45

The impact on equity would have been a gain of £28 million (2013: £36 million) or a loss of £29 million (2013: £37 million) for a +/- 1% movement in interest rates.

Equity Price Risk

The Group is exposed to equity price risk through its long term holdings of listed and unlisted securities, which are classified as available-for-sale investments and held at fair value. The associated measurement volatility on these investments is recorded directly in equity, unless an equity instrument has suffered a significant or prolonged decline, in which case an impairment loss is recorded in profit or loss. The Group is also exposed to equity price risk through its equity purchase commitment to acquire a 12% equity stake in Nanjing Pharmaceutical Company Limited, a commitment recognized at fair value with the associated measurement volatility recorded in exceptional finance income. The potential impact on the Group’s equity resulting from the application of +/- 5% movement in the fair value of its available-for-sale investments would have been a gain/(loss) recorded in the available-for-sale reserve of £3 million (2013: £2 million). The potential impact on the Group’s profit resulting from the application of +/- 5% movement in the fair value of its equity purchase commitment would have been a gain/(loss) recorded in exceptional finance income/(costs) of £3 million (2013: £nil).

INFORMATION ABOUT THE COMPANIES

Walgreen Co.

Walgreens, together with its subsidiaries, operates the largest drugstore chain in the United States with net sales of $72.2 billion in the fiscal year ended August 31, 2013. Walgreens provides its customers with convenient, omni-channel access to consumer goods and services, pharmacy, and health and wellness services in communities across America. Walgreens offers its products and services through drugstores, as well as through mail, by telephone and online.

Walgreens sells prescription and non-prescription drugs as well as general merchandise, including household items, convenience and fresh foods, personal care, beauty care, photofinishing and candy. Its pharmacy, health and wellness services include retail, specialty, infusion and respiratory services, mail service, and convenient care clinics. These services help improve health outcomes for patients and manage costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. As of August 31, 2014, Walgreens operated 8,309 locations in 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, including 8,207 drugstores. In addition, Walgreens’ “Take Care Health Systems” subsidiary is a manager of in-store convenient care clinics (Healthcare Clinic), with more than 400 locations throughout the United States.

Walgreen Co. was incorporated as an Illinois corporation in 1909 as a successor to a business founded in 1901. Our principal executive offices are located at 108 Wilmot Road, Deerfield, Illinois 60015, and its telephone number is (847) 315-2500. Walgreens is principally in the retail drugstore business and its operations are within one reportable segment.

For a more complete understanding of Walgreens, you should read the business, financial and other information about Walgreens incorporated by reference into this document. See “Where You Can Find More Information.”

Walgreens Boots Alliance, Inc.

Walgreens Boots Alliance, Inc. is a new corporation incorporated under the laws of Delaware and a wholly owned subsidiary of Walgreens. To date, Walgreens Boots Alliance has not conducted any material activities other than those incident to its formation and the matters contemplated by the Reorganization Merger Agreement. The address of Walgreens Boots Alliance’s principal executive offices is c/o Walgreen Co., 108 Wilmot Road, Deerfield, Illinois 60015, and its telephone number is (847) 315-2500.

Immediately following the completion of the Reorganization, Walgreens Boots Alliance will not hold any assets other than its direct and indirect equity interests in its subsidiaries, including Walgreens and Alliance Boots. Accordingly, Walgreens Boots Alliance’s business following the Reorganization is expected to be operated through its direct and indirect operating subsidiaries and will initially consist of the combined assets and operations of Walgreens and Alliance Boots prior to the Reorganization. For additional information about the business of Alliance Boots, please see “—Alliance Boots.” For additional information about the business of Walgreens, please see “Where You Can Find More Information.”

Ontario Merger Sub, Inc.

Merger Sub is a new corporation incorporated under the laws of Illinois and a wholly owned subsidiary of HoldCo. To date, Merger Sub has not conducted any material activities other than those incident to its formation and the matters contemplated by the Reorganization Merger Agreement. The address of Merger Sub’s principal executive offices is c/o Walgreen Co., 108 Wilmot Road, Deerfield, Illinois 60015, and its telephone number is (847) 315-2500.

Alliance Boots GmbH

The following information about Alliance Boots should be read in conjunction with Alliance Boots’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this proxy statement/prospectus, the audited and unaudited consolidated financial statements and other financial information, in each case included elsewhere in, or incorporated by reference into, this proxy statement/prospectus.

References in this “Information About the Companies—Alliance Boots GmbH” section to “Alliance Boots,” the “Company,” the “Group,” “we,” “us” or “our” refer to Alliance Boots GmbH and its subsidiaries included in the consolidated financial statements of Alliance Boots incorporated by reference into this proxy statement/prospectus and do not include unconsolidated partially owned entities, except as otherwise indicated or the context otherwise requires.

Alliance Boots is a leading international pharmacy-led health and beauty group delivering a range of products and services to customers. Working in close partnership with manufacturers and pharmacists, we are committed to improving health in the local communities we serve and helping our customers and patients to look and feel their best. Our focus is on growing our two core business activities of pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution while increasingly developing and internationalizing our product brands.

Alliance Boots GmbH was established in Switzerland in March 2008 as a Swiss holding company for the Group. AB Acquisitions, the ultimate parent company of Alliance Boots, was formed in April 2007 in connection with the acquisition in a private equity transaction by AB Acquisitions of Alliance Boots plc in June 2007, which was at that time listed on the London Stock Exchange. Alliance Boots plc was formed in July 2006 through the merger of two UK-listed public companies, Alliance UniChem Plc and Boots Group PLC, both of which had a history deeply rooted in the pharmaceutical industry.

Our Business Activities

Pharmacy-led Health and Beauty Retailing

Alliance Boots, including our associates and joint ventures, has pharmacy-led health and beauty retail businesses in 11 countries, each focused on helping people look and feel their best.

Together with our associates and joint ventures, we operate more than 4,600 health and beauty retail stores, of which more than 4,450 have a pharmacy, with a growing online presence. In Europe, we are a market leader in pharmacy with stores in the UK, Norway, the Republic of Ireland, the Netherlands and Lithuania. We also have pharmacies in Mexico, Chile and Thailand and our associates and joint ventures operate pharmacies in China, Italy and Croatia. In addition, approximately 80 Boots branded stores operate in the Middle East on a franchise basis.

Our stores are conveniently located and put pharmacists at the heart of healthcare. Our pharmacists are well placed to provide a significant role in the provision of healthcare services, working closely with other primary healthcare providers in the communities we serve.

Our principal retail brand in the Health & Beauty Division is Boots, which we use in the UK, Norway, the Republic of Ireland, the Netherlands and Thailand. The Boots omni-channel offering is differentiated from that of competitors due to the product brands we own and ‘only at Boots’ exclusive products, together with our long established reputation for trust and customer care.

Boots Opticians is one of the leaders in the UK optical market, with around 600 practices, of which around 180 operate on a franchise basis. Around 30% of practices are located in Boots stores with the balance being standalone optical practices. In addition, we have a leading position in the UK hearingcare market through our associate, Boots Hearingcare, which operates in around 430 locations across the UK, almost all of which are within Boots stores or standalone Boots Opticians practices.

We continually seek to enhance our position as a trusted pharmacy brand in the UK and a leading provider of healthcare, beauty advice and services in local communities. We do this by delivering expert customer care, through investment in existing stores, by selectively expanding our store portfolio and, increasingly, through developing our omni-channel offering.

Pharmaceutical Wholesaling and Distribution

Our pharmaceutical wholesale businesses, together with our associates and joint ventures, supply medicines, other healthcare products and related services to more than 180,000 pharmacies, doctors, health centres and hospitals from more than 370 distribution centers in 20 countries.

Our businesses seek to provide high core service levels to pharmacists in terms of frequency of delivery, product availability, delivery accuracy, timeliness and reliability at competitive prices. We also offer our customers innovative added-value services which help pharmacists develop their own businesses. This includes membership of Alphega Pharmacy, our pan-European network for independent pharmacies. Alphega Pharmacy has a membership of more than 4,800 pharmacies in seven countries. This is expected to increase as a result of a March 2014 vote by the vivesco pharmacy network in Germany, which has around 950 members, to rebrand as Alphega.

In addition to the wholesale of medicines and other healthcare products, we provide services to pharmaceutical manufacturers who are increasingly seeking to gain greater control over their product distribution while at the same time outsourcing non-core activities. These services include pre-wholesale and contract logistics, direct deliveries to pharmacies, and specialised medicine delivery including related home healthcare.

Combined with local engagement, scale is very important in pharmaceutical wholesaling. In addition to being the largest pharmaceutical wholesaler/distributor in Europe, Alliance Boots ranks as one of the top three in many of the individual countries in which we operate.

We continually seek to grow our wholesale and related distribution activities organically and through acquisitions, including investments in associates and joint ventures. These acquisitions are either in current or complementary business areas in countries in which we already operate or in new geographical markets which are typically large, fast growing and where we see the potential for market consolidation.

Our Product Brands

In our Health & Beauty Division, we have highly-regarded and long established product brands such as No7, Soltan and Botanics, together with newer brands such as Boots Pharmaceuticals and Boots Laboratories. Product innovation and development, packaging and product marketing capabilities are key focus areas to enable us to develop new and existing brands.

We are continuing to internationalize our key product brands, increasingly selling them through select retail partners, our own and third party internet shopping sites, and independent pharmacies. In the U.S., where Boots product brands have been sold through Target for many years, we are, in addition, introducing No7 and other key Boots product brands into the drugstore channel through Walgreens on a phased basis. In Asia, we extended our partnership with Dairy Farm to sell Boots product brands in their health and beauty stores in Hong Kong and Singapore. In Europe, our Boots Laboratories range of products is sold by independent pharmacies in five countries.

In addition, we have long term partnerships with a select number of third party brand owners to sell their products in Boots stores on an exclusive basis, sharing in the future brand equity. Most recently, we have established a specialist investment fund to invest in small and medium sized consumer brand businesses within the health, wellness, beauty and personal care sector. We continue to manufacture a significant proportion of our most popular own brand and exclusive products.

In our Pharmaceutical Wholesale Division and associates, Almus, our range of generic medicines, is sold in five countries and Alvita, our range of patient care products, is sold in six countries.

*Figures in “Our business activities” are estimates as at March 31, 2014, with the addition of Farmacias Ahumada data at the date of acquisition on August 11, 2014, and include associates and joint ventures.

DIRECTORS AND EXECUTIVE OFFICERS OF WALGREENS BOOTS ALLIANCE IMMEDIATELY FOLLOWING THE COMPLETION OF THE TRANSACTIONS

Directors

If the Transactions are completed, it is currently expected that, upon completion of the Transactions, the members of the Board as of immediately prior to the completion of the Transactions will be appointed as the initial members of the board of Walgreens Boots Alliance following the Transactions. In addition, it is currently expected that, upon closing, (1) Mr. Skinner, Chairman of the Board will continue in that role for Walgreens Boots Alliance and (2) Mr. Pessina, currently a member of the Board and Executive Chairman of Alliance Boots, will continue to serve on the Board of Walgreens Boots Alliance and will chair a new strategy committee of that board, and will serve as executive vice chairman of Walgreens Boots Alliance responsible for strategy and M&A, reporting, in that executive capacity, to Mr. Wasson.

The Shareholders Agreement provides, among other things, that for so long as the SP Investors and the KKR Investors continue to meet certain beneficial ownership thresholds and subject to certain other conditions, the SP Investors and the KKR Investors, respectively, will each be entitled to designate one nominee to the Board for inclusion in the Board’s slate of directors. Mr. Pessina currently serves as the SP Investor Designee and Mr. Dominic Murphy currently serves as the KKR Investor Designee. The Shareholders Agreement, including the foregoing provisions with respect to the right of the SP Investors and KKR Investors to designate nominees to the Board, will remain in place following the Transactions. See “Walgreens Shareholders Agreement” and “Where You Can Find More Information.”

In addition, pursuant to the Nomination and Support Agreement, on September 5, 2014, Barry Rosenstein of JANA was appointed to the Board, as well as to the Finance Committee of the Board. Walgreens has agreed to nominate Mr. Rosenstein for election to the Board at the 2015 annual meeting of shareholders of Walgreens (or, upon completion of the Reorg Merger, of Walgreens Boots Alliance), subject to the terms and conditions set forth in the Nomination and Support Agreement. See “Where You Can Find More Information.”

Committees of the Board of Directors of Walgreens Boots Alliance

The initial committees of Walgreens Boots Alliance’s Board will be (1) an Audit Committee, (2) a Compensation Committee, (3) a Nominating and Governance Committee, (4) a Finance Committee and (5) a new strategy committee to be formed upon completion of the Transactions. Each of the Audit Committee, Compensation Committee and Nominating and Governance Committee will consist entirely of independent directors. The Board may designate other committees in the future. It is expected that, following consummation of the Transactions, the directors of Walgreens Boots Alliance will serve on the same committees that they served on as directors of Walgreens immediately prior to the consummation of the Transactions. In addition, it is expected that the new strategy committee of the Walgreens Boots Alliance Board will be chaired by Mr. Pessina and, in accordance with the Nomination and Support Agreement, Mr. Rosenstein is expected to be appointed to such new strategy committee. As of the date of this document, no final determination has been made as to the other members of such anticipated strategy committee.

Walgreens Boots Alliance Management

If the Transactions are completed, it is currently expected that, upon closing, the combined enterprise will blend leadership from both companies, including that Mr. Wasson, President and CEO and member of the Board will continue in those roles for Walgreens Boots Alliance, and that Mr. Pessina, currently a member of the Board and Executive Chairman of Alliance Boots, will continue to serve on the Board of Walgreens Boots Alliance and will serve as executive vice chairman of Walgreens Boots Alliance responsible for strategy and M&A, assisted in this role by Marco Pagni, currently Executive Director of Alliance Boots responsible for M&A, with Mr. Pessina reporting, in that executive capacity, to Mr. Wasson. Set forth below is a table of the persons that, as of the date of this document, are currently expected to serve as executive officers of Walgreens Boots Alliance following the completion of the Transactions, together with their ages (as of September 10, 2014), current positions and recent business experience:

Name/Positions	Current Position(s) and Recent Experience	Age
Gregory D. Wasson, President and Chief Executive Officer of Walgreens Boots Alliance	President and Chief Executive Officer of Walgreens since February 2009. From May 2007 to February 2009, Mr. Wasson served as President and Chief Operating Officer. Mr. Wasson has served as a director of Alliance Boots since August 2012, of Verizon Communications Inc., a provider of communications, information and entertainment products and services, since March 2013, and of AmerisourceBergen Corporation since May 2014.	55

Stefano Pessina, Executive Vice Chairman Responsible for Strategy and Mergers and Acquisitions	Executive Chairman of Alliance Boots since July 2007. Mr. Pessina previously served as Alliance Boots’ Executive Deputy Chairman. Prior to the merger of Alliance UniChem and Boots plc, Mr. Pessina was Executive Deputy Chairman of Alliance UniChem, previously having been its Chief Executive for three years through December 2004. Mr. Pessina was appointed to the Alliance UniChem Board in 1997 when UniChem merged with Alliance Santé, the Franco-Italian pharmaceutical wholesale group which he established in Italy in 1977. Mr. Pessina also serves on the Board of Directors of Galenica AG, a publicly-traded Swiss healthcare group, and a number of private companies.	73

Ornella Barra, Executive Vice President of Walgreens Boots Alliance and President and Chief Executive of Global Wholesale and International Retail	Chief Executive, Wholesale and Brands of Alliance Boots. Ms. Barra had previously been Chief Executive of the Pharmaceutical Wholesale Division (from January 2009 to September 2013), and before that, Wholesale & Commercial Affairs Director. In her role, she oversaw the Pharmaceutical Wholesale Division as well as the overall development of International Health & Beauty and Brands.	60

Jeffrey Berkowitz, Executive Vice President of Walgreens Boots Alliance and President of Pharma and Global Market Access	Co-President of Walgreens Boots Alliance Development GmbH since January 2013. Prior to taking on this role, Mr. Berkowitz served as the senior vice president, Pharmaceutical Development and Market Access of Walgreens from September 2010 to January 2013. Prior to joining Walgreens, Mr. Berkowitz served as senior vice president of global market access for Merck & Company, Inc. from November 2009 to September 2010. From 2002 to 2009, Mr. Berkowitz held a variety of positions with increasing responsibility in market access, sales and marketing with Schering-Plough Corporation prior to its acquisition by Merck in 2009. Mr. Berkowitz has served as a director of Infinity Pharmaceuticals, Inc., a biopharmaceutical company, since March 2014.	48

Alexander Gourlay, Executive Vice President of Walgreens Boots Alliance and President of Walgreens	Executive Vice President and President of customer experience and daily living for Walgreens. Before joining Walgreens in October 2013, Mr. Gourlay was Chief Executive of the Health & Beauty Division of Alliance Boots from January 2009 to September 2013. Prior to 2009, he was managing director of Boots U.K. and a member of the Alliance Boots Group operating committee following the acquisition of Alliance Boots PLC by AB Acquisitions Ltd in 2007. Mr. Gourlay also served as healthcare director of Boots the Chemists, having previously held senior management positions in store operations and human resources.	54

Name/Positions	Current Position(s) and Recent Experience	Age
Timothy McLevish, Executive Vice President and Chief Financial Officer of Walgreens Boots Alliance	Executive Vice President and Chief Financial Officer for Walgreens since August 2014. Before joining Walgreens, Mr. McLevish served as executive vice president and chief financial officer for Kraft Foods Group, Inc. from October 2012 to December 2013, and continued as executive vice president until April 2014. Prior to that, he served as executive vice president of Kraft Foods, Inc. from March 2011 until October 2012 and from October 2007 to March 2011, he served as executive vice president and chief financial officer of Kraft Foods, Inc. Prior to Kraft, he served as senior vice president and chief financial officer of Ingersoll-Rand Company Limited from 2002 to 2007. Mr. McLevish has served as a director of Kennametal, Inc. since 2004 and of URS Corporation since 2012.	59

Ken Murphy, Executive Vice President of Walgreens Boots Alliance and President of Global Brands	Managing Director, Health & Beauty, International and Brands at Alliance Boots since August 2013. Previously, Mr. Murphy was joint Chief Operating Officer for Boots in the UK and Republic of Ireland. Prior to this, Mr. Murphy had held the positions of Commercial Director for Boots UK and Group Business Transformation Director for Alliance Boots, where he led the integration of Alliance UniChem and Boots Group in 2006 following the merger of the two companies.	48

Simon Roberts, Executive Vice President of Walgreens Boots Alliance and President of Boots	Managing Director, Health & Beauty UK and Republic of Ireland at Alliance Boots since August 2013. Previously, Mr. Roberts was joint Chief Operating Officer for Boots in the UK and Republic of Ireland. Mr. Roberts joined Boots as Regional Director of the South Region in 2003. Additionally, he spent the first 15 years of his career at Marks and Spencer in a number of store, regional, and divisional leadership roles across the UK.	43

Thomas J. Sabatino, Jr., Executive Vice President and Global Chief Legal and Administrative Officer of Walgreens Boots Alliance	Executive Vice President, General Counsel and Corporate Secretary of Walgreens since September 2011 and Chief Administrative officer since April 2014. Previously, he served as executive vice president and general counsel of UAL Corporation and United Air Lines, Inc. from March 2010 to December 2010 and as executive vice president and general counsel of Schering-Plough Corporation from April 2004 to November 2009. He has served as a director of Alliance Boots since August 2012.	55

Timothy J. Theriault, Executive Vice President and Global Chief Information Officer of Walgreens Boots Alliance	Senior Vice President and Chief Information, Innovation and Improvement Officer for Walgreens since October 2012. He served as Senior Vice President and Chief Information Officer of Walgreens from October 2009 to October 2012. Previously, Mr. Theriault was president, corporate and institutional services for Northern Trust Corporation from January 2006 to October 2009.	54

Kathleen Wilson-Thompson, Executive Vice President and Global Chief Human Resources Officer of Walgreens Boots Alliance	Senior Vice President and Chief Human Resources Officer for Walgreens since 2010. Previously, she served as senior vice president, global human resources of Kellogg Company from July 2005 to December 2009. Ms. Wilson-Thompson has served as a director of Vulcan Materials Company, a producer of construction aggregates, since 2009.	56

Compensation of Walgreens Boots Alliance’s Directors and Named Executive Officers

As a newly formed company with no operations, Walgreens Boots Alliance has not paid any director or executive compensation or adopted any director or executive compensation programs. Walgreens Boots Alliance is in the process of developing compensation programs and anticipates that these programs will be substantially similar to the programs currently in place at Walgreens. Information regarding the compensation of the current directors and named executive officers of Walgreens is contained in Walgreens’ definitive proxy statement for its 2014 Annual Meeting of Shareholders and incorporated by reference herein. See “Where You Can Find More Information.”

DESCRIPTION OF WALGREENS BOOTS ALLIANCE CAPITAL STOCK

Walgreens Boots Alliance is incorporated in the State of Delaware. The rights of shareholders of Walgreens Boots Alliance will generally be governed by Delaware law and Walgreens Boots Alliance’s certificate of incorporation and bylaws. This summary is not a complete discussion of, and is qualified by reference to, Delaware law, including the DGCL and the common and constitutional law of the State of Delaware, and the full texts of Walgreens Boots Alliance’s certificate of incorporation and bylaws, which may be found as Annex E and Annex F, respectively, to this proxy statement/prospectus. See also “Comparison of Shareholder Rights Before and After the Reorganization.”

General

Upon the completion of the Transactions, the authorized capital stock of Walgreens Boots Alliance will consist of [        ] shares of common stock, par value $0.01 per share and [        ] shares of preferred stock, par value $0.01 per share. All of the shares issued and outstanding upon completion of the Reorganization will be fully paid and nonassessable. Based on the number of outstanding Walgreens shares as of [        ], immediately following the Transactions (and assuming no additional equity financing transaction), approximately [        ] shares of Walgreens Boots Alliance common stock will be outstanding.

Common Stock

Dividends; Liquidation. Subject to the preferences of any outstanding shares of preferred stock, holders of common stock of Walgreens Boots Alliance have equal ratable rights to dividends (payable in cash, stock or otherwise) out of funds legally available for that purpose, when and if dividends are declared by the Board of Walgreens Boots Alliance. Holders of common stock are entitled to share ratably, as a single class, in all of Walgreens Boots Alliance’s assets available for distribution to holders of shares of common stock upon Walgreens Boots Alliance’s liquidation or dissolution or the winding up of Walgreens Boots Alliance’s affairs, after payment of Walgreens Boots Alliance’s liabilities and any amounts to holders of outstanding shares of preferred stock.

Voting Rights. Generally, holders of Walgreens Boots Alliance’s common stock vote together as a single class on every matter acted upon by the shareholders. Holders of Walgreens Boots Alliance common stock are entitled to one vote per share on all matters submitted to a vote of shareholders, except that in all elections of directors, holders of Walgreens Boots Alliance common stock will be entitled to cumulate their votes for one or more than one candidate. A majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, will constitute a quorum at any meeting of shareholders. If a quorum is present, the affirmative vote of the majority of shares represented at the meeting and entitled to vote on a matter will be the act of the shareholders, unless the vote of a greater or different number or voting by classes is required by the DGCL, Walgreens Boots Alliance’s certificate of incorporation or bylaws. Except as otherwise provided by law, or by the resolution or resolutions adopted by the Board designating the rights, powers and preferences of any series and/or class of preferred stock, the holders of Walgreens Boots Alliance common stock have the exclusive right to vote for the election of directors and for all other purposes, and holders of preferred stock are not entitled to receive notice of any meeting of stockholders at which they are not entitled to vote.

Other. The holders of Walgreens Boots Alliance common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights and preferences of holders of common stock are subject to the rights of any series of preferred stock that Walgreens Boots Alliance may issue.

Preferred Stock

By resolution of the Board, Walgreens Boots Alliance may, without any further vote by its shareholders, authorize and issue an aggregate of [        ] shares of preferred stock. Shares of preferred stock may be issued from time to time in one or more series and/or classes. The Board may fix the voting rights, if any, designations, powers, preferences and the relative, participation, optional or other rights, if any, and the qualification, limitations or restrictions thereof, of any unissued series and/or class of preferred stock, and may fix the number of shares constituting such series and/or class, and may increase or decrease the number of shares of any such series and/or class (but not below the number of shares thereof then outstanding). Because of the rights that may be granted, the issuance of preferred stock may delay or prevent a change of control.

Delaware Anti-Takeover Statute

Delaware corporations may elect not to be governed by Section 203 of the DGCL, i.e., Delaware’s anti-takeover law. Walgreens Boots Alliance has not made this election. Delaware’s anti-takeover law provides that an “interested stockholder,” defined as a person who owns 15% or more of the outstanding voting stock of a corporation or a person who is an associate or affiliate of the corporation and, within the preceding three-year period, owned 15% or more of the outstanding voting stock, may not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other shareholders. With the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of Walgreens Boots Alliance capital stock entitled to vote in the election of directors, voting together as a single class, Walgreens Boots Alliance may amend its certificate of incorporation in the future to no longer be governed by the anti-takeover law. This amendment would have the effect of allowing any person who owns at least 15% of our outstanding voting stock to pursue a takeover transaction that was not approved by the Board. However, because Walgreens Boots Alliance has not elected to opt-out of this provision, for transactions not approved in advance by Board, the provision might discourage takeover attempts that might result in a premium over the market price for shares of Walgreens Boots Alliance’s common stock.

Limitations of Director Liability and Indemnification

Walgreens Boots Alliance’s certificate of incorporation provides that directors shall not be personally liable to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Delaware law currently provides that this waiver may not apply to liability:

•	for any breach of the director’s duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (governing distributions to shareholders); or

•	for any transaction from which the director derived any improper personal benefit.

In the event the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The bylaws of Walgreens Boots Alliance further provide that we will indemnify each of our directors and officers, trustees, fiduciaries, employees and agents to the fullest extent permitted by Delaware law.

Transfer Agent

Wells Fargo Shareowner Services, the transfer agent and registrar for Walgreens’ common stock, will serve as the transfer agent and registrar for Walgreens Boots Alliance’s common stock.

Market Listing

Prior to the Reorganization, Walgreens Boots Alliance will apply to [        ] to have Walgreens Boots Alliance’s common stock listed on [        ] after the completion of the Reorganization.

COMPARISON OF SHAREHOLDER RIGHTS BEFORE AND AFTER THE REORGANIZATION

The rights of Walgreens shareholders are currently governed by the Illinois Business Corporation Act (“IBCA”) and common law, Walgreens’ restated articles of incorporation, and Walgreens’ amended and restated bylaws. The rights of Walgreens Boots Alliance’s shareholders after the completion of the Reorganization will be governed by the Delaware General Corporation Law (“DGCL”) and common law, Walgreens Boots Alliance’s certificate of incorporation and Walgreens Boots Alliance’s bylaws. As a result of the differences between the IBCA and the DGCL and between Walgreens’ and Walgreens Boots Alliance’s governing documents, certain of your rights as a Walgreens Boots Alliance shareholder will vary in some respects from your current rights as a Walgreens shareholder.

The following is a summary of the material differences between the current rights of Walgreens shareholders and the rights they will have as shareholders of Walgreens Boots Alliance following the Reorganization. For a description of the capital stock of Walgreens Boots Alliance see “Description of Walgreens Boots Alliance Capital Stock.”

You should also refer to the IBCA and the DGCL, as well as Walgreens’ articles of incorporation and bylaws and Walgreens Boots Alliance’s certificate of incorporation and Walgreens Boots Alliance’s bylaws. Copies of Walgreens Boots Alliance’s certificate of incorporation and bylaws to be in effect immediately following the completion of the Reorganization are attached as Annex E and Annex F, respectively, to this proxy statement/prospectus. Walgreens’ amended and restated articles of incorporation and amended and restated bylaws have been filed as exhibits to Walgreens’ Annual Report on Form 10-K for the fiscal year ended August 31, 2013 and are incorporated herein by reference. See “Where You Can Find More Information.”

Amount and Classification of Share Capital

Walgreens

The authorized common stock of Walgreens consists of (1) 32,000,000 preferred shares (issuable in series), par value $0.0625; (2) 9,845,642 shares of Junior Participating Preferred (Series A), par value $0.0625; and (3) 3,200,000,000 common shares, par value $0.078125.

As of [        ], Walgreens had outstanding (1) no preferred shares (issuable in series), par value $0.0625; (2) no shares of Junior Participating Preferred (Series A), par value $0.0625; and (3) [        ] common shares, par value $0.078125.

Walgreens Boots Alliance

Upon completion of the Reorganization, the authorized capital stock of Walgreens Boots Alliance will consist of [        ] shares of common stock, par value $0.01 per share and [        ] shares of preferred stock, par value $0.01 per share.

Based on the number of outstanding Walgreens shares as of [        ], immediately following the Transactions (and assuming no additional equity financing transaction), approximately [        ] shares of Walgreens Boots Alliance common stock will be outstanding.

Number of Directors

Walgreens

Under the IBCA, the number of directors is fixed by the bylaws, or absent such provision, by the articles of incorporation or by resolution of the incorporator in the organizational minutes, and may provide for a range by prescribing a minimum and maximum (which may not exceed the minimum by more than five).

Walgreens’ bylaws provide that the number of directors shall be determined from time to time by resolution of the Board or by resolution of the shareholders, but the number of directors shall be not less than nine nor more than fourteen.

Walgreens Boots Alliance

The DGCL provides that a corporation’s board of directors must consist of one or more members, with the number fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number, in which case a change in the number of directors shall be made only by amendment of the certificate.

Walgreens Boots Alliance’s bylaws provide that the number of directors shall be determined from time to time by resolution of the Board or by resolution of the shareholders.

Dividends/Distributions

Walgreens

Under Illinois law, a corporation may not make any distribution to shareholders if, after giving effect to the distribution:

•	the corporation would be insolvent; or

•	the net assets of the corporation would be less than zero or less than the maximum amount payable at the time of distribution to shareholders having preferential rights in liquidation if the corporation were then to be liquidated.

Walgreens Boots Alliance

Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Action by Written Consent of Shareholders

Walgreens

The IBCA allows shareholders to take action by unanimous written consent of all shareholders entitled to vote with respect to the subject matter or by signed written consent of the holders of shares having not less than the minimum number of votes necessary to take action at a meeting in which all shares entitled to vote on the matter were present and voting, unless such right is denied by the articles of incorporation. Walgreens’ articles of incorporation do not deny such right. The IBCA provides for at least 5 days’ advance notice of the action contemplated (unless it will be unanimous) and prompt notice to non-consenting shareholders of the action taken without a meeting. Walgreens’ bylaws also provide for advance notice, the setting of a record date, a maximum solicitation period within which signed consents shall be obtained and other requirements in connection with action by written consent.

Walgreens Boots Alliance

The DGCL also provides that shareholders may take action by unanimous written consent or by consent of the holders of shares having not less than the minimum number of votes necessary to take action at a meeting in which all shares entitled to vote on the matter were present and voting, unless such right is denied by the certificate of incorporation. Walgreens Boots Alliance’s certificate of incorporation does not deny such right. If action is taken by less than unanimous written consent, the DGCL requires prompt notice to non-consenting holders of the action taken, and Walgreens Boots Alliance’s bylaws also provide for similar advance notice, the setting of a record date, and other requirements in connection with action by written consent.

Election, Removal and Vacancies of Directors

Walgreens

Nominations of persons for election to the Board may be made for an annual meeting of shareholders or at a special meeting of shareholders if the Board has determined that directors shall be elected at such meeting. See “—Shareholder Proposals—Walgreens” for a discussion of procedures applicable to a holder of Walgreens common stock with respect to introducing director nominees. Under the IBCA, shareholders are entitled to cumulative voting rights in the election of directors unless otherwise provided in the corporation’s articles of incorporation. Walgreens’ articles of incorporation do not provide otherwise and, as a result, Walgreens’ shareholders are entitled to cumulative voting in the election of directors. Walgreens’ bylaws confirm this right and provide that in all elections for directors, every shareholder has the right, in person or by proxy: (1) to vote the number of shares owned by such shareholder, for as many persons as there are directors to be elected, or (2) to cumulate such votes and give one candidate as many votes as shall equal the number of directors multiplied by the number of such shares, or (3) to distribute such cumulative votes in any proportion among any number of candidates.

Illinois provides for a “majority voting” system for the election of directors. Accordingly, the affirmative vote of a majority of the shares of Walgreens’ common stock represented in person or by proxy and entitled to vote is required to elect a director of Walgreens.

Under the IBCA, a Walgreens director may be removed, with or without cause, by the approval of a majority of the outstanding shares of the class that elected such director. Removal may only occur at a meeting of shareholders pursuant to a notice that states that the purpose of the meeting is to vote upon the removal of one or more directors named in the notice and only the named directors may be removed at the meeting. Because Walgreens provides for cumulative voting, the IBCA provides that if less than the entire Board is to be removed, no director may be removed, with or without cause, if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board. Walgreens’ bylaws provide that any vacancy occurring in the Board and any directorship to be filled by reason of an increase in the number of directors or for any other reason may be filled by election at an annual meeting of shareholders, election at a special meeting of shareholders called for that purpose or by election by the Board at a regular or special meeting of the Board.

Walgreens Boots Alliance

As with Walgreens, nominations of persons for election to the Walgreens Boots Alliance Board may be made for an annual meeting of shareholders or at a special meeting of shareholders if the Board has determined that directors shall be elected at such meeting. See “—Shareholder Proposals—Walgreens Boots Alliance” for a discussion of procedures applicable to a holder of Walgreens Boots Alliance common stock with respect to introducing director nominees.

Under the DGCL, cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation. Walgreens Boots Alliance’s certificate of incorporation provides that in all elections for directors stockholders shall have the right to cumulate their votes for one or more directors.

The Walgreens Boots Alliance bylaws provide that a nominee for director will be elected to the Board if the votes cast “for” such nominee’s election exceed 50% of the votes cast with respect to such nominee’s election at a meeting for the election of directors at which a quorum is present. Votes cast will include votes to withhold authority and votes against and “no” votes but shall exclude abstentions with respect to that nominee’s election or with respect to the election of directors in general. In the event of a contested election of directors, directors will be elected by a plurality of the votes cast at any meeting for the election of directors at which a quorum is present.

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the approval of a majority of the shares then entitled to vote at an election of directors. If a director is elected by a class or series of shares, he may be removed without cause only by shareholders of that class or series. Because Walgreens Boots Alliance’s certificate of incorporation provides for cumulative voting, the DGCL provides that if less than the entire Board is to be removed, no director may be removed, with or without cause, if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board. Under the DGCL, vacancies and newly created directorships may be filled by a majority of the directors then in office unless otherwise provided in the certificate of incorporation or bylaws and unless the certificate of incorporation directs that a particular class is to elect such director, in which case any other directors elected by such class, or a sole remaining director, shall fill such vacancy. Like Walgreens’ bylaws, Walgreens Boots Alliance’s bylaws provide that any vacancy occurring in the Board and any directorship to be filled by reason of an increase in the number of directors or for any other reason may be filled by election at an annual meeting of shareholders, election at a special meeting of shareholders called for that purpose or by election by the Board by the vote of a majority of the remaining directors at a regular or special meeting of the Board.

Director Duties

The fiduciary duties of directors under Delaware case law are generally similar to the duties prescribed under Illinois case law. Unlike the IBCA, however, the DGCL does not include a provision specifically permitting directors, in discharging their duties, to consider the effects of any action (including, without limitation, actions that may involve or relate to a change or potential change in control of the corporation) upon employees, suppliers and customers of the corporation or its subsidiaries, and upon communities in which offices or other establishments of the corporation or its subsidiaries are located.

Indemnification and Limitation of Liability

Illinois and Delaware have similar laws relating to indemnification by a corporation of its officers, directors, employees and other agents. The laws of both states permit corporations to adopt a provision in their charters eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director’s fiduciary duty of care. Delaware and Illinois corporations are not permitted to eliminate monetary liability where such liability is based on:

•	any breach of the director’s duty of loyalty to the corporation or its shareholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Walgreens

Walgreens’ articles of incorporation eliminates liability for directors, except: (i) for breaches of the duty of loyalty; (ii) for acts or omissions not in good faith or involve intentional misconduct or a knowing violation of the law; (iii) under Section 8.65 of the IBCA; or (iv) for any transaction from which the director derived an improper personal benefit. Walgreens’ bylaws provide for broad indemnification generally extending to any person who was, is, or agreed to be a director or officer of the corporation or was serving at the request of the corporation as a director, officer, employee, trustee, fiduciary, or agent of another entity to the fullest extent authorized by the IBCA, as such law exists currently or as it may be amended in the future. The right of indemnification includes the right to be paid by Walgreens the expenses incurred in defending proceedings.

Walgreens Boots Alliance

Walgreens Boots Alliance’s certificate of incorporation provides that directors shall not be personally liable to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Walgreens Boots Alliance’s bylaws provide for broad indemnification generally extending to any person who was or is a director, officer, employee, trustee, fiduciary, or agent of the corporation or was or is serving at the request of the corporation as a director, officer, employee, trustee, fiduciary, or agent of another entity to the fullest extent authorized by the DGCL, as such law exists currently or as it may be amended in the future. The right of indemnification includes the right to be paid by Walgreens Boots Alliance the expenses incurred in defending proceedings.

Stock Repurchases or Redemptions

Walgreens

Under the IBCA, a corporation may repurchase or redeem its shares, unless after giving effect to the repurchase or redemption the corporation would be insolvent or the net assets of the corporation would be less than zero or less than the maximum amount then payable to shareholders having preferential rights in liquidation if the corporation were then liquidated.

Walgreens Boots Alliance

The DGCL generally provides that a corporation may repurchase its shares only if the repurchase would not impair the capital of the corporation (with certain exceptions). In addition, under the DGCL, a corporation may redeem its shares only if their redemption is authorized in its certificate of incorporation or resolutions, which redemption would not impair the capital of the corporation.

Annual Meetings

Walgreens

Walgreens’ bylaws provide that the annual meeting of the shareholders shall be held on the second Wednesday in January in each year, or such other day in January as the Board may designate, at a time set by the Chairman of the Board, for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting.

Walgreens Boots Alliance

Walgreens Boots Alliance’s bylaws provide that the annual meeting of the shareholders shall be held on such date and at such place and time as may be fixed by resolution of the Board.

Special Meetings

Walgreens

Special meetings of shareholders of an Illinois corporation may be called by the president, the board of directors, or the holders of not less than one-fifth of all outstanding shares entitled to vote on the matter for which the meeting is called or by other persons as provided in the articles of incorporation or bylaws. Walgreens’ bylaws also allow the Chairman of the Board and the Chief Executive Officer to call a special shareholders meeting.

Walgreens Boots Alliance

Under the DGCL, a special meeting of shareholders may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws. Walgreens Boots Alliance’s governing documents provide that special shareholder meetings may be called by the Chairman of the Board, the Chief Executive Officer, the president, the board of directors, or by the Secretary upon the written request of holders of not less than one-fifth of all outstanding shares entitled to vote generally for the election of directors.

Directors’ Meetings

Walgreens

Regular meetings of the Board are held immediately after, and at the same place as, the annual meeting of the shareholders and at such other times as the Board may determine. Special meetings of the Board may be called by or at the request of the Chairman of the Board or any two directors. A majority of the directors then in office (but not less than a majority of the minimum number of directors specified by Walgreens’ bylaws) will constitute a quorum, and if a quorum is present the act of a majority of the directors present at the meeting will be the act of the Board.

Walgreens Boots Alliance

Walgreens Boots Alliance’s bylaws contain provisions similar to Walgreens’ bylaws with respect to regular meetings of the Board. Regular meetings of the Board are held immediately after, and at the same place as, the annual meeting of the shareholders and at such other times as the Board may determine. Special meetings of the Board may be called by or at the request of the Chairman of the Board or any two directors. A majority of the directors then in office will constitute a quorum, and if a quorum is present the act of a majority of the directors present at the meeting will be the act of the Board.

Inspection of Corporate Records

Walgreens

The IBCA provides any shareholder, in person or by agent, with the right to examine the corporation’s books and records of account, minutes, voting trust agreement filed with the corporation and record of shareholders for a proper purpose, and to make extracts therefrom, but only for a proper purpose. A complete list of the shareholders entitled to vote at a shareholder meeting must be available for shareholder inspection by the earlier of 20 days after the record date for the meeting or 10 days before the meeting. Such list must be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting.

Walgreens Boots Alliance

The DGCL provides any shareholder, in person or by agent, with the right to inspect the corporation’s stock ledger, shareholders’ lists and other books and records for a purpose reasonably related to the person’s interest as a shareholder. A complete list of the shareholders entitled to vote at a shareholder meeting must be available for shareholder inspection at least 10 days before the meeting.

Shareholder Proposals

Walgreens

Walgreens’ bylaws require advance notice of shareholder nominations of Walgreens directors or other proposals. Shareholders may nominate persons for election to the Board and propose other business to be considered at a meeting only if, among other things, the nomination or proposal is received not less than 90 days and not more than 120 days before the first anniversary of the preceding annual meeting, or, if the meeting is more than 30 days before or 60 days after such anniversary, not earlier than 120 days before the meeting and not later than the later of 90 days before the meeting or 10 days following the public announcement of the meeting, or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, not later than 10 days following the day on which public announcement of the date of such meeting is first made by Walgreens.

Walgreens Boots Alliance

Walgreens Boots Alliance’s bylaws require advance notice of shareholder nominations of Walgreens Boots Alliance directors or other proposals. Shareholders may nominate persons for election to the Board and propose other business to be considered at a meeting only if, among other things, the nomination or proposal is received not less than 90 days and not more than 120 days before the first anniversary of the preceding annual meeting, or, if the meeting is more than 30 days before or 60 days after such anniversary, not earlier than 120 days before the meeting and not later than the later of 90 days before the meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, not later than 10 days following the day on which public announcement of the date of such meeting is first made by Walgreens Boots Alliance.

Charter Amendments

Walgreens

Under the IBCA, except for enumerated matters which can be amended by majority director vote alone (removing the names and addresses of initial directors and the registered agent, altering par value, splitting shares, minor corporate name changes, reducing authorized shares and restating articles as amended), amendments to the articles of incorporation require a resolution of the board of directors submitting the amendment to a vote of shareholders and the approval of shareholders holding two-thirds of the voting power of the corporation, except in cases specified in the IBCA where class voting is required, in which case, approval of two-thirds of the voting power of each such class is required. The articles of incorporation may provide for a lower vote (but not less than a majority of the outstanding shares entitled to vote on the matter) or a higher vote. Walgreens’ articles of incorporation lower the voting requirement such that the affirmative vote of at least a majority of the votes of the shares entitled to vote on such matter shall be required for the shareholders of Walgreens to approve an amendment to the articles of incorporation; provided, that Walgreens’ articles of incorporation contain a “fair price” provision (described below) that may be repealed or amended only by the vote of 80% of the outstanding common stock at a shareholder meeting called for that purpose.

Walgreens Boots Alliance

To amend the certificate of incorporation, the DGCL generally requires board approval and the affirmative vote of the holders of a majority of the outstanding stock entitled to vote and, in some circumstances, a separate vote by class or series of each such class or series affected by the amendment. Walgreens Boots Alliance’s certificate of incorporation does not modify this standard.

Amendments to Bylaws

Walgreens

The IBCA provides that, unless the power to amend or alter the by-laws is reserved to the shareholders by the articles of incorporation, the by-laws of a corporation may be altered or amended by shareholders or the board of directors, except that no bylaw adopted by the shareholders may be altered or amended by the board of directors if the bylaws so provide. Walgreens’ bylaws may be altered, amended, or repealed by either shareholders or the Board; however, if a bylaw adopted by shareholders so provides, it may not be altered, amended or repealed by the Board.

Walgreens Boots Alliance

Under Delaware law, bylaws may be adopted, amended or repealed by the shareholders. A corporation may, in its certificate of incorporation, confer this power upon the directors, but it may not eliminate the shareholders’

power. As provided in Walgreens Boots Alliance’s certificate of incorporation and bylaws, Walgreens Boots Alliance’s bylaws may be adopted, amended or repealed by either shareholders or the Board; however, if a bylaw adopted by shareholders so provides, it may not be altered, amended or repealed by the Board.

Mergers and Major Transactions

The DGCL generally requires the holders of a majority of the outstanding voting shares of the acquiring and target corporations to approve statutory mergers. The IBCA generally requires two-thirds of the outstanding voting shares (and, in some cases, two-thirds of the outstanding voting shares of each class) to approve most major transactions, unless the approval is reduced to as low as a simple majority or increased as provided in the articles of incorporation. Both of the DGCL and IBCA do not require a shareholder vote of the surviving corporation in a merger (unless the corporation’s charter provides otherwise) if:

•	the merger agreement does not amend in any respect the charter of such surviving corporation;

•	each share of stock of such surviving corporation outstanding before the merger has the identical rights after the merger; and

•	the number of shares of common stock to be issued by the surviving corporation does not exceed 20% of the number of shares outstanding immediately before the merger.

Walgreens

Walgreens’ articles of incorporation reduce the voting standard by requiring the affirmative vote of at least a majority of the votes of the shares entitled to vote on such matter to approve a proposed merger, consolidation or exchange subject to a shareholder vote pursuant to Section 11.20(a) of the IBCA.

Walgreens Boots Alliance

Pursuant to the DGCL, the affirmative vote of a majority of the shares of Walgreens Boots Alliance’s common stock outstanding, voting as a single class, will generally be required to approve mergers, consolidations, reorganizations, dispositions of all or substantially all of Walgreens Boots Alliance’s assets or sales of assets requiring shareholder approval under the DGCL.

Interested Director Transactions

Under both Delaware and Illinois law, certain contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met.

Under Illinois law, if a transaction is “fair” when authorized, approved or ratified, then the fact that a director has an interest in the transaction is not grounds for invalidating the transaction or the interested director’s vote regarding such transaction. In any proceeding relating to such a transaction, the person asserting its validity will have the burden of proof unless, after full disclosure of such director’s interest:

•	a majority of the disinterested directors approved the transaction; or

•	such transaction was approved by the shareholders without counting the votes of any shareholder who is an interested director.

Under Delaware law, no interested transaction shall be void solely because the transaction is between the corporation and a director, because the director attended the meeting of the board or committee which authorized the contract, or because such director’s votes counted for such purpose, if:

•	the shareholders or the disinterested members of the board of directors approved such contract or transaction after full disclosure of the material facts; or

•	the contract or transaction is “fair” as to the corporation at the time it was authorized, approved, or ratified by the board, a committee, or the stockholders.

Dissenters’ Rights; Appraisal Rights

Walgreens

Under the IBCA, shareholders of an Illinois corporation have dissenters’ rights entitling a shareholder to dissent from certain mergers, sales of assets or other specified corporate acts, described below, in order to obtain the corporation’s assessment of the “fair value” of such shareholder’s shares and to proceed with an action seeking the difference between the shareholder’s estimate of fair value and interest due and the amount of the “fair value” payment by the corporation. Under Illinois law, dissenters’ rights are available only in the event of any of the following corporate transactions:

•	completion of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if shareholder authorization is required for such merger, consolidation or share exchange or the corporation is a 90% or more owned subsidiary that is merged with its parent or another subsidiary;

•	completion of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

•	an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares; or

•	any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, bylaws or a resolution of the board of directors of the corporation provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures of the IBCA.

Walgreens’ articles of incorporation and bylaws do not grant any additional dissenters’ rights. To exercise dissenters’ rights, among other procedural requirements, a shareholder must submit a written demand to the corporation prior to the taking of the vote on the matter giving rise to dissenters’ rights and must not vote in favor of the action from which the shareholder dissents. With respect to the Reorganization, holders of Walgreens shares will be entitled to dissenters’ rights. See “The Transactions—Rights of Walgreens Shareholders Dissenting from the Reorganization Merger Agreement and Reorganization.”

Walgreens Boots Alliance

Under the DGCL, a shareholder of a corporation participating in certain merger transactions may, under varying circumstances, be entitled to dissenters’ rights pursuant to which such shareholder may receive payment of the “fair value” of his shares instead of the consideration he would otherwise receive in the merger. Under the DGCL, such dissenters’ rights are only available in connection with certain mergers and are not available for:

•	stock (or depository receipts in respect thereof) that were at the record date either listed on a national securities exchange or are held of record by more than 2,000 holders; or

•	shareholders of a corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided in Section 251(f) of the DGCL.

Notwithstanding the foregoing, appraisal rights are available if the holders are required by the terms of the merger or consolidation agreement to accept anything except:

•	shares of stock of the corporation surviving or resulting from such merger or consolidation (or depository receipts in respect thereof);

•	shares of stock of any other corporation (or depository receipts in respect thereof) that will be either listed on a national securities exchange or held of record by more than 2,000 holders on the effective date;

•	cash in lieu of fractional shares or fractional depository receipts; or

•	any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts, as described above.

Anti-Takeover Provisions

Section 203 of the DGCL and Section 11.75 of the IBCA prohibit corporations from engaging in a “business combination” with an “interested shareholder” for three years following the date that such person becomes an interested shareholder.

With certain exceptions, under Section 203 of the DGCL and Section 11.75 of the IBCA an interested shareholder is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

For purposes of Section 203 of the DGCL and Section 11.75 of the IBCA, the term “business combination” is defined broadly to include, among other things, mergers with or, in some cases, caused by the interested shareholder, sales or other dispositions to the interested shareholder (except proportionately with the corporation’s other shareholders) of assets of the corporation or a subsidiary equal to ten percent or more of the aggregate market value of the corporation’s consolidated assets or its outstanding stock, the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested shareholder (with certain exceptions), or receipt by the interested shareholder (except proportionately as a shareholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

The three-year prohibition imposed on business combinations by Section 203 of the DGCL or Section 11.75 of the IBCA does not apply if:

•	before the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder;

•	the interested shareholder owns 85% of the corporation’s voting stock (excluding certain shares) upon completion of the transaction that made him an interested shareholder; or

•	on or after the date such person becomes an interested shareholder, the board approves the business combination and it is also approved at a shareholder meeting by 66-2/3% of the voting stock not owned by the interested shareholder.

Section 7.85 of the IBCA provides extra protection to corporations subject to the reporting requirements of the Exchange Act, for “business combinations” with an “interested shareholder” (defined similarly to the definition in Section 11.75) transactions. Section 7.85 of the IBCA requires the approval of holders of at least 80% of the combined voting power of the then outstanding shares of all classes of the corporation’s capital stock entitled to vote in the election of directors and the approval of a majority of the voting shares held by disinterested shareholders. The higher voting requirements are not required if certain procedural and price requirements are met or if the business combination is approved by at least two-thirds of the “disinterested directors.” Disinterested directors are directors who are not associated with the interested shareholder, were members of the board of directors prior to the time the interested shareholder became an interested shareholder or were recommended by a majority of the disinterested directors to succeed a disinterested director, and were not nominated by an interested shareholder or its affiliates.

Walgreens

An Illinois corporation may elect not to be governed by Sections 7.85 and 11.75 of the IBCA in its articles of incorporation or bylaws. Walgreens has elected to supersede and replace the vote required by those sections. Specifically, the reference in Section 7.85 to “at least 80% of the combined voting power of the then outstanding shares” is superseded and replaced by the phrase “at least a majority of the combined voting power of the then outstanding shares” for purposes of determining whether the shareholder vote requirement set forth in Section 7.85(B)(i) of the IBCA has been satisfied with respect to Walgreens. Similarly, Walgreens’ articles of incorporation provide that the shareholder vote referenced in Section 11.75 of the IBCA is superseded and replaced such that the affirmative vote of at least a majority of the outstanding voting shares that are not owned by the interested shareholder is required for the shareholders of Walgreens to approve any proposed business combination with any interested shareholder subject to a shareholder vote pursuant to Section 11.75(a)(3) of the IBCA. In addition, Walgreens may adopt a shareholder rights plan by issuing preferred stock with special voting rights and/or dividends made in the form of Walgreens’ common stock, which may delay or prevent a change of control.

Separately, Walgreens’ articles of incorporation contain a “fair price” provision that requires the holders of at least 80% of the outstanding shares of Walgreens common stock to approve or authorize certain “business combinations” with a “substantial shareholder” (generally defined as a person who, together with any affiliates or associates, becomes the beneficial owner, directly or indirectly, of 10% or more of the outstanding common shares), unless: (1) the business combination is approved by at least two-thirds of the directors who are not associated with the substantial shareholder or (2) certain “fair price” (generally, that the substantial shareholder pay the highest price previously paid by the substantial shareholder for any of its shares), procedural and other specified requirements are met. This provision may be repealed or amended only by the vote of 80% of the outstanding common stock at a shareholder meeting called for that purpose.

Walgreens Boots Alliance

Delaware corporations may elect not to be governed by Section 203. Walgreens Boots Alliance has not made this election. Like Walgreens, Walgreens Boots Alliance may adopt shareholder rights plans by issuing preferred stock with special voting rights and/or dividends made in the form of Walgreens Boots Alliance’s common stock, which may delay or prevent a change of control. The Walgreens Boots Alliance certificate of incorporation does not contain a “fair price” provision. Thus, upon completion of the Reorg Merger and the reincorporation, former Walgreens shareholders will no longer be entitled to the protections of a “fair price” provision.

Dissolution

Walgreens

Under the IBCA, upon adoption of a board of directors resolution submitting a dissolution proposal to shareholders, or in the event that the board of directors fails to submit a dissolution proposal to shareholders for more than one year after being requested to do so by the holders of more than one-fifth of the shares entitled to vote on dissolution, shareholders holding at least two-thirds of the total voting power (or such lesser percentage not less than a simple majority or such greater number as may be provided in the articles of incorporation) may authorize a corporation’s dissolution. The IBCA also authorizes the dissolution of a corporation by unanimous written consent of all outstanding shares entitled to vote on dissolution, without the vote or action of the directors of a corporation. Walgreens’ articles of incorporation provide that the shareholder vote referenced in Section 12.15(c) of the IBCA (or any successor thereto) for the voluntary dissolution of Walgreens is superseded and replaced by the affirmative vote of at least a majority of the votes of the shares entitled to vote on such matter.

Walgreens Boots Alliance

Under the DGCL, unless the board of directors approves a proposal to dissolve the corporation, the dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initially approved by the board of directors may it be approved by a simple majority of the corporation’s shareholders.

Shareholder Derivative Suits

Walgreens

Illinois law provides that a shareholder bringing a derivative action on behalf of a corporation must have been a shareholder at the time of the transaction in question, provided that a shareholder not meeting that requirement may be permitted in the discretion of the court to bring the action if such shareholder can prove that he acquired the shares prior to disclosure of the wrongdoing complained of by the shareholder.

Walgreens Boots Alliance

Under Delaware law, a shareholder may only bring a derivative action on behalf of the corporation if the shareholder was a shareholder of the corporation at the time of the transaction in question or he was granted such stock thereafter by operation of law.

Waiver of Corporate Opportunity Doctrine

Walgreens

The IBCA does not expressly prohibit a corporation from renouncing in its articles of incorporation any interest, expectancy or opportunity to participate in specified business opportunities that are presented to the corporation or its officers, directors or shareholders, although the IBCA does prohibit provisions eliminating or limiting a director’s liability for breach of his duty of loyalty to the corporation and its shareholders. Walgreens’ articles of incorporation do not waive such corporate opportunities.

Walgreens Boots Alliance

The DGCL expressly permits a corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest, expectancy or opportunity to participate in specified business opportunities that are presented to the corporation or its officers, directors or shareholders. Walgreens Boots Alliance’s articles of incorporation do not waive such corporate opportunities.

Exclusive Forum

Walgreens

Neither Walgreens’ certificate of incorporation nor its bylaws contains any restrictions with respect to the venue in which a shareholder may bring an action.

Walgreens Boots Alliance

The Walgreens Boots Alliance bylaws provide that unless Walgreens Boots Alliance consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Walgreens Boots Alliance, any action asserting a claim of breach of a fiduciary duty owed by any director or officer or employee of Walgreens Boots Alliance to Walgreens Boots Alliance or Walgreens Boots Alliance’s stockholders, creditors or other constituents, any action asserting a claim against Walgreens Boots Alliance or any director or officer or employee of Walgreens Boots Alliance arising pursuant to any provision of the DGCL or Walgreens Boots Alliance’s certificate of incorporation or bylaws, or any action asserting a claim against Walgreens Boots Alliance or any director or officer or employee of Walgreens Boots Alliance governed by the internal affairs doctrine. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF WALGREENS

The following table sets forth information regarding the beneficial ownership of Walgreens’ common stock as of September 5, 2014. Except as otherwise noted, the table provides information, as of September 5, 2014, with respect to (i) each person who Walgreens knows, based on filings with the Commission, to own beneficially 5% or more of its common stock, (ii) each director of Walgreens, (iii) each “named executive officer” of Walgreens and (iv) all directors and executive officers of Walgreens as a group. Beneficial ownership is determined according to the rules of the Commission and generally includes any shares over which a person possesses sole or shared power to vote or to direct the disposition of, as well as any shares that such person has the right to acquire within 60 days, including through the exercise of options or other rights. Except as otherwise noted, to Walgreens’ knowledge, the persons named possessed sole voting and investment power over such shares, and such shares are not subject to any pledge.

Name	Shares of Common Stock Owned(1)	Options Currently Exercisable or Exercisable within 60 Days	Total Shares of Common Stock Beneficially Owned(1)	Percent of Class
The Vanguard Group(2)	50,026,105	—	50,026,105	5.3%
Janice M. Babiak(3)	—	—	—	—
David J. Brailer(3)	5,167	—	5,167	*
Kermit R. Crawford(1)	51,360	155,181	206,541	*
Steven A. Davis(3)	—	—	—	—
William C. Foote(3)	45,323	—	45,323	*
Mark P. Frissora	20,946	—	20,946	*
Ginger L. Graham(3)	—	—	—	—
Timothy R. McLevish(1)	—	—	—	—
Alan G. McNally(3)	60,425	60,000	120,425	*
Wade D. Miquelon(1)	90,728	—	90,728	*
Dominic P. Murphy(3)	798	—	798	*
Stefano Pessina(4)	72,959,594	—	72,959,594	7.7%
Barry Rosenstein(5)	12,500,000	—	12,500,000	1.3%
Thomas J. Sabatino, Jr.(1)	16,737	53,214	69,951	*
Nancy M. Schlichting(3)	—	—	—	—
Alejandro Silva(3)	400	—	400	*
James A. Skinner(3)	590	—	590	*
Mark A. Wagner(1)(6)	128,000	316,083	444,083	*
Gregory D. Wasson(1)	296,440	1,063,721	1,360,161	*
All current directors and executive officers as a group (27 individuals) (1)(3)(7)	86,644,472	2,091,161	88,735,633	9.3%

*	Less than 1% of the Company’s outstanding common stock.
(1)	Includes shares underlying vested restricted stock units subject to deferral under the Section 162(m) Deferred Compensation Plan in the following amounts: Mr. Wagner, 11,809 shares; Mr. Wasson, 112,016 shares; and all current directors and executive officers as a group, 125,864 shares. Does not include shares underlying restricted stock units and restricted stock units credited as dividends on restricted stock units issued under equity incentive plans which do not vest within 60 days of September 5, 2014. The table below presents such unvested restricted stock units separately, and in total with beneficially owned stock, as of September 5, 2014 for each named executive officer then serving and all current directors and executive officers as a group.

Name	Restricted Stock Units	Shares of Common Stock Beneficially Owned	Total
Gregory D. Wasson	165,678	1,360,161	1,525,839
Timothy R. McLevish	1,085	0	1,085
Mark A. Wagner	45,566	444,083	489,649
Kermit R. Crawford	47,144	206,541	253,685
Thomas J. Sabatino, Jr.	27,888	69,951	97,839
All current directors and executive officers as a group	452,711	88,735,633	89,188,344

(2)	Based on information in a Schedule 13G filed with the SEC on February 12, 2014 reporting beneficial ownership as of December 31, 2013, The Vanguard Group, Inc. beneficially owned an aggregate of 50,026,105 shares, and had sole power to vote 1,443,688 shares, sole dispositive power over 48,680,863 shares, and shared dispositive power over 1,345,242 shares. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.
(3)	Does not include deferred stock units issued under the Walgreen Co. Nonemployee Director Stock Plan and Omnibus Incentive Plan. The table below shows units held separately, and in total with beneficially owned stock, by each non-employee director of the Company who held deferred stock units as of September 5, 2014.

Name	Deferred Stock Units	Shares of Common Stock Beneficially Owned	Total
Janice M. Babiak	5,426	—	5,426
David J. Brailer	13,245	5,167	18,412
Steven A. Davis	32,912	—	32,912
William C. Foote	38,105	45,323	83,428
Ginger L. Graham	15,530	—	15,530
Alan G. McNally	25,671	120,425	146,096
Dominic P. Murphy	3,906	798	4,704
Nancy M. Schlichting	48,466	—	48,466
Alejandro Silva	41,007	400	41,407
James A. Skinner	68,546	590	69,136

(4)	Based on information provided in a Schedule 13D filed with the SEC on August 8, 2012 by Stefano Pessina, Alliance Santé Participations S.A. (“ASP”) and NEWCIP S.A. and Form 4s filed by Mr. Pessina on April 19, 2013 and July 15, 2013, such shares are held of record by ASP. NEWCIP S.A. is the sole shareholder of ASP and Mr. Pessina holds 100% voting control over NEWCIP S.A. The principal business address of ASP and NEWCIP is 14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.
(5)	Reflects the 12,500,000 shares held by various entities and accounts under the management and control of JANA Partners LLC (“JANA”) as reported on the Form 3 filed by Barry Rosenstein and JANA Partners LLC with the Securities and Exchange Commission on September 8, 2014. Mr. Rosenstein is the Managing Partner of JANA. JANA and Mr. Rosenstein disclaim any beneficial ownership of any such shares except to the extent of their pecuniary interest therein. Such shares may be held in the ordinary course of business in margin accounts.
(6)	Does not include 587 shares beneficially owned by Mr. Wagner’s wife. Mr. Wagner disclaims any beneficial interest in these shares.
(7)	Does not include an aggregate of 928 shares held by family members of executive officers or directors, the beneficial ownership of which has been disclaimed by such executive officers or directors.

THE PURCHASE AND OPTION AGREEMENT

This section of this proxy statement/prospectus describes the material terms of the Purchase and Option Agreement. The following summary must be read in conjunction with the Purchase and Option Agreement (the unamended Purchase and Option Agreement is attached as Annex B-1 to this document and the Amendment is attached as Annex B-2 to this document, in each case which is incorporated herein by reference). You are urged to read the full text of the Purchase and Option Agreement as it is the legal document that governs the terms of the Step 2 Acquisition.

The Purchase and Option Agreement has been included for your convenience to provide you with information regarding its terms, and we recommend that you read it in its entirety. The Purchase and Option Agreement is a contractual document that is intended to govern the contractual rights and relationships, and to allocate risks, among the parties to the Purchase and Option Agreement. The representations, warranties and covenants of each party set forth in the Purchase and Option Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Purchase and Option Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase and Option Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, certain representations and warranties (i) did not survive consummation of the First Step Acquisition, unless, and only to the extent, otherwise specified therein, (ii) will not survive the consummation of the Step 2 Acquisition, unless, and only to the extent, otherwise specified therein, and/or (iii) were made only as of the date of the Purchase and Option Agreement or such other date as is specified in the Purchase and Option Agreement. Information concerning the subject matter of the representations and warranties may have changed since the date of the Purchase and Option Agreement. Walgreens will provide additional disclosure, if any, in its public reports of any material information necessary to provide Walgreens’ shareholders with a materially complete understanding of the disclosures relating to the Purchase and Option Agreement. The representations, warranties, and covenants in the Purchase and Option Agreement and the description of them in this proxy statement/prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements, and filings Walgreens publicly files with the SEC. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Walgreens makes with the SEC, as described in the section titled “Where You Can Find More Information.”

First Step Acquisition. On August 2, 2012 (the “First Step Closing Date”), Walgreens completed the initial investment contemplated by the Purchase and Option Agreement, which resulted in the indirect acquisition by Walgreens of 45% of the issued and outstanding share capital of Alliance Boots in exchange for $4.025 billion in cash and approximately 83.4 million shares of Walgreens common stock, par value $0.078125 per share (the “First Step Acquisition”).

Sellers. The principal Seller in the Step 2 Acquisition is AB Acquisitions, a privately held limited company incorporated in Gibraltar, which is jointly controlled by Mr. Pessina, the Executive Chairman of Alliance Boots, and investment funds affiliated with KKR. Mr. Pessina and investment funds affiliated with KKR, directly or indirectly, beneficially own 100% of voting stock in AB Acquisitions and voting and non-voting stock representing, in aggregate, [    ]% of the economic interests in AB Acquisitions. The remaining [    ]% of the economic interests in AB Acquisitions, represented by shares of non-voting stock, are beneficially owned by various co-investors, including persons that hold limited partnership or other equity interests in certain co-investment vehicles which are indirectly jointly controlled by affiliates of Mr. Pessina and affiliates of KKR.

AB Acquisitions currently holds the remaining 55% of the equity interests in Alliance Boots not owned by Walgreens, but participants in MEP hold, through the trustee of the MEP, approximately 2.7% of the share capital in an intermediate holding company of Alliance Boots. Pursuant to the terms of the MEP, these participants will be entitled to receive a portion of the consideration to be paid by Walgreens on completion of the Step 2 Acquisition. The Purchase and Option Agreement provides that prior to the Step 2 Acquisition, pursuant to the terms of the MEP, the Trustee will exchange the MEP participants’ interest in the Alliance Boots intermediate holding company for Alliance Boots shares, which will be sold along with AB Acquisitions’ Alliance Boots shares to Walgreens. Immediately after the closing of the Step 2 Acquisition, Walgreens will own 100% of Alliance Boots and Alliance Boots will hold 100% of the intermediate holding company, without any minority interests. AB Acquisitions has agreed that the economic impact of these MEP interests and related payments will be borne solely by AB Acquisitions, and not Alliance Boots or Walgreens, out of the proceeds of the Step 2 Acquisition.

The Call Option. The Purchase and Option Agreement, as amended by the Amendment, provides that, at any time during the period beginning on August 5, 2014 and ending on February 5, 2015, Walgreens had the right to exercise the Call Option to complete the Step 2 Acquisition. On August 5, 2014, Walgreens, through an indirect wholly owned subsidiary of Walgreens to which Walgreens previously assigned its rights to the Call Option, exercised the Call Option.

The purchase price for the remaining 55% of the equity interests in Alliance Boots is (i) £3,133 million, payable in British pounds sterling (the “Second Step Cash Consideration”); (ii) 144,333,468 shares of Walgreens common stock (which, if the Reorganization is completed, would be 144,333,468 shares of Walgreens Boots Alliance common stock issued by Walgreens Boots Alliance) (the “Second Step Buyer Shares”); and (iii) solely if and to the extent applicable, the Make-Whole Amount, which is described in further detail below.

The Make-Whole. If the 30-day volume weighted average trading price (calculated in U.S. dollars) of Walgreens shares as of the third business day prior to the closing of the Step 2 Acquisition (the “Make-Whole VWAP”) is less than $31.1778, Walgreens would be obligated to deliver additional consideration to AB Acquisitions equal, in the aggregate, to the product of (1) the number of Walgreens (or Walgreens Boots Alliance) shares otherwise deliverable at the closing of the Step 2 Acquisition and (2) the difference between $31.1778 and the Make-Whole VWAP. Walgreens would have the option to pay this amount in any combination of cash (deliverable in British pounds sterling, based on an agreed-upon exchange rate of £1=$1.5478) and/or additional Walgreens (or Walgreens Boots Alliance) shares (valued at the Make-Whole VWAP).

Cash-Option. In the event of a change of control of Walgreens that occurs at any time prior to the closing of the Step 2 Acquisition (and neither the KKR Investor Designee nor the SP Investor Designee voted as a member of the Board to approve such change of control) (i) that would result in AB Acquisitions receiving at the closing of the Step 2 Acquisition any Prohibited Consideration (as defined below) or (ii) has resulted in a Substantial Asset Divestment (as defined below) or an obligation of Walgreens to undertake a Substantial Asset Divestment as a condition to obtaining any regulatory approval that is a condition to the consummation of such change of control transaction (in the case of clause (i), during such time as the condition set forth in clause (i) continues to be satisfied, and in the case of clause (ii), each a “Cash-Option Event”), then AB Acquisitions will have the option (the “Cash Option”), exercisable by written notice delivered to Walgreens no later than the thirtieth (30th) business day following delivery by Walgreens to AB Acquisitions of written notice that such Cash-Option Event has occurred (which notice Walgreens must deliver to AB Acquisitions no later than on the fifth (5th) business day following the occurrence of such Cash-Option Event), to receive, at the closing of the Step 2 Acquisition, the Cash-Option Payment (as defined below) in lieu of (and in full satisfaction for all purposes of the Purchase and Option Agreement of Walgreens’ obligation to deliver) the Second Step Buyer Shares and/or any shares and/or other property that, in the absence of the Cash Option, would have otherwise been deliverable; provided, that, in the event of a Cash-Option Event described in clause (i) of the definition of Cash-Option Event, to the extent that the condition set forth in such clause (i) does not continue to be satisfied as of the closing of the Step 2 Acquisition, then for all purposes of the Purchase and Option Agreement AB Acquisitions (on behalf of itself and the MEP trustee) will be deemed not to have exercised the Cash Option.

For purposes of the Purchase and Option Agreement, the “Cash-Option Payment” means, in the aggregate for AB Acquisitions and the MEP trustee, an amount in cash (deliverable in British pounds sterling, based on an agreed-upon exchange rate of £1=$1.5478) equal to the greater of (1) the fair market value of the applicable Prohibited Consideration and (2) the product of 144,333,468 and the higher of (i) $31.1778 and (ii) the per share price of Walgreens shares that was agreed upon by the parties in the change of control transaction.

For purposes of the Purchase and Option Agreement, “Prohibited Consideration” includes (i) any non-cash property, other than any security that is listed or traded on a national securities exchange or on the London Stock Exchange, Euronext Paris (Premier Marché), the Frankfurt Stock Exchange, the Tokyo Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange, in each case or successors thereto, and has an average weekly trading volume (on a value basis, not on a shares traded basis), as reported by Bloomberg L.P., over the four most recently completed calendar weeks ended immediately prior to the measurement date, of at least 20% of the average weekly trading volumes (on a value basis, not on a shares traded basis), each as reported by Bloomberg L.P., over the same period of issuers with a market capitalization on the New York Stock Exchange or the Nasdaq Stock Market of no more than 20% greater or 20% lower than the market capitalization of Walgreens immediately prior to the applicable change of control, (ii) any security of an issuer that, as of the date of the consummation of the change of control, (A) has a long-term corporate credit rating as of such date of determination of less than (a) “Ba3” by Moody’s Investors Service, (b) “BB-” by Standard & Poor’s or (c) “BB-” by Fitch Ratings (provided, that if two out of the three of clauses (a), (b) and (c) are not applicable, clause (A) is deemed not to be applicable) or (B) has a Debt to EBITDA ratio as calculated using the methodology of Standard & Poor’s for Walgreens exceeding 6.0x or greater (but excluding in such calculation the impact of rents and any indebtedness of Alliance Boots, its subsidiaries and certain other related entities) or (iii) securities of certain other specified issuers.

For purposes of the Purchase and Option Agreement, “Substantial Asset Divestment” means, with respect to a change of control of Walgreens, any action, or agreement to take any action or consent to the taking of any action, in which (i) the consummation of the change of control is conditioned on the taking of such action and (ii) such action would, or would reasonably be expected to, result in, (x) Walgreens or its successor thereto following a change of control, or any of their affiliates, being required to sell, transfer, assign, lease, dispose of or hold separate any business or assets of Walgreens or any of its subsidiaries, or of Alliance Boots and its subsidiaries and other related entities, or (y) any restrictions that would limit or restrict the ability of Walgreens or the surviving company, or any of their affiliates, to own, retain, conduct or operate any business or assets of Walgreens or any of its subsidiaries, or of Alliance Boots and its subsidiaries and other related entities, in any case, in the event that the taking of such actions or acceptance of such limitations would entail divestitures of, or other actions or limitations materially restricting, businesses and assets of Walgreens or any of its subsidiaries, or of Alliance Boots and its subsidiaries and other related entities, having, individually or in the aggregate, net sales (measured on a basis consistent with the Buyer’s audited financial statements included in the latest Walgreens SEC reports) equal to or in excess of 30% or more of the combined total consolidated net sales of Walgreens and Alliance Boots, and their respective subsidiaries, calculated on a pro forma combined basis for the twelve month period ending on the last day of the most recently ended fiscal quarter of Walgreens as of the date of consummation of the change of control.

For purposes of the cash option described above, a “change of control” of Walgreens means any transaction or series of related transactions (including a tender offer, merger, consolidation or otherwise) that results in (a) any third party or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of third parties acquiring beneficial ownership, directly or indirectly, of a majority of the then issued and outstanding Walgreens shares; (b) the sale, lease, exchange, conveyance, transfer or other disposition of all or substantially all of the property and assets of Walgreens and its subsidiaries, on a consolidated basis, to any third party or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of third parties; or (c) continuing directors (meaning individuals who were (1) members of the Board of Directors of Walgreens as of the date of the Purchase and Option Agreement, (2) who have been a member of the Board of Directors of Walgreens for at least the twelve (12) preceding months as of the date in question, or (3) who have been nominated to be a member of the Board of Directors of Walgreens by a majority of the other continuing directors then in office or a nominating committee in which other continuing directors then in office form the majority of the members thereof) ceasing to constitute at least a majority of the Board of Directors of Walgreens.

Representations and Warranties. The Purchase and Option Agreement contains customary representations and warranties of each of Alliance Boots, AB Acquisitions, and Walgreens. Certain of the representations expired as of the First Step Closing Date, whereas certain fundamental representations (the “Fundamental Representations”) survived the First Step Acquisition.

The Purchase and Option Agreement contains representations and warranties made by each of Alliance Boots, AB Acquisitions, and Walgreens relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification;

•	authority relative to execution and delivery of the Purchase and Option Agreement and the absence of conflicts with, or violations of, organizational documents or certain other obligations as a result of the proposed transaction, and required consents;

•	legal proceedings;

•	broker’s fees payable in connection with the transaction; and

•	accuracy of information provided for inclusion in this proxy statement/prospectus.

In addition to the representations and warranties specified above, AB Acquisitions makes representations and warranties regarding the following matters:

•	ownership of the Alliance Boots shares to be sold to Walgreens;

•	investment intent; and

•	that AB Acquisitions has conducted its own independent investigation, review, and analysis of Walgreens.

In addition to the representations and warranties specified above, Walgreens makes representations and warranties regarding the following matters:

•	capitalization;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	investment intent;

•	the absence of certain developments;

•	SEC reports;

•	that Walgreens has conducted its own independent investigation, review, and analysis of Alliance Boots; and

•	availability of funds to finance the transaction.

In addition to the representations and warranties specified above, Alliance Boots makes representations and warranties regarding the following matters:

•	certain material contracts;

•	compliance with applicable laws;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	permits;

•	capitalization;

•	insurance matters;

•	environmental matters;

•	intellectual property;

•	real property;

•	related party transactions;

•	tax matters;

•	the absence of certain developments;

•	employee and employee benefit matters;

•	certain labor matters;

•	foreign ownership of Alliance Boots; and

•	restrictions on the transaction.

With respect to Alliance Boots, Fundamental Representations include certain representations and warranties related to the following:

•	corporate matters, including due organization and qualification;

•	authority relative to execution and delivery of the Purchase and Option Agreement and the absence of conflicts with, or violations of, organizational documents or certain other obligations as a result of the proposed transaction, and required consents;

•	capitalization; and

•	broker’s fees payable in connection with the transaction.

With respect to AB Acquisitions, the following representations are Fundamental Representations:

•	corporate matters, including due organization and qualification;

•	authority relative to execution and delivery of the Purchase and Option Agreement and the absence of conflicts with, or violations of, organizational documents or certain other obligations as a result of the proposed transaction, and required consents;

•	broker’s fees payable in connection with the transaction; and

•	ownership of the Alliance Boots shares to be sold to Walgreens.

With respect to Walgreens, the following representations are Fundamental Representations:

•	corporate matters, including due organization and qualification;

•	authority relative to execution and delivery of the Purchase and Option Agreement and the absence of conflicts with, or violations of, organizational documents as a result of the proposed transaction;

•	capitalization;

•	availability of funds to finance the transaction; and

•	broker’s fees payable in connection with the transaction.

Certain representations and warranties of Alliance Boots, AB Acquisitions, and Walgreens are qualified as to “materiality” or “Material Adverse Effect.” A “Material Adverse Effect” with respect to Alliance Boots means any change, effect, event, development, circumstance or occurrence that, taken individually or when taken in the aggregate, has been, is or would reasonably be expected to be materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of Alliance Boots and its subsidiaries and certain related entities, taken as a whole, or (ii) Alliance Boots’ or AB Acquisitions’ ability to complete the transactions pursuant to the Purchase and Option Agreement or perform its respective obligations under the transaction documents, provided, however, that with respect to clause (i) only, a Material Adverse Effect shall be deemed not to include effects to the extent resulting from (a) changes after the signing date in the standards and interpretations adopted by the International Accounting Standards Board, (b) changes after the signing date in laws that are applicable to companies that operate in any industry in which Alliance Boots and its subsidiaries and certain related entities operate, (c) changes after the signing date in global, national or regional political conditions or general economic or market conditions generally affecting companies in any industry in which Alliance Boots and its subsidiaries and certain related entities operates, (d) the failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (e) the public disclosure of the Purchase and Option Agreement or the transactions contemplated thereby or (f) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, except, with respect to clauses (b), (c) and (f), to the extent that such effects disproportionately adversely affect Alliance Boots and its subsidiaries and certain related entities, taken as a whole, as compared to other companies in any industry in which Alliance Boots and its subsidiaries and certain related entities operates. A “Material Adverse Effect” with respect to Walgreens means any change, effect, event, development, circumstance or occurrence that, taken individually or when taken in the aggregate, has been, is or would reasonably be expected to be materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of Walgreens and its subsidiaries, taken as a whole, or (ii) the ability of Walgreens to complete the transactions pursuant to the Purchase and Option Agreement or perform its obligations under the transaction documents, provided, however, that, with respect to clause (i) only, a Material Adverse Effect shall be deemed not to include effects to the extent resulting from (a) changes after the signing date in GAAP, (b) changes after the signing date in laws that are applicable to companies in any industry in which Walgreens and its subsidiaries operate, (c) changes after the signing date in global, national or regional political conditions or general economic or market conditions generally affecting companies in any industry in which Walgreens and its subsidiaries operate, (d) the failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (e) the public disclosure of the Purchase and Option Agreement or the transactions contemplated thereby or (f) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, except, with respect to clauses (b), (c) and (f), to the extent that such effects disproportionately adversely affect Walgreens and its subsidiaries, taken as a whole, as compared to other companies in any industry in which Walgreens and its subsidiaries operate.

Conditions to the Step 1 Acquisition:

The obligations of Walgreens and AB Acquisitions to consummate the First Step Acquisition were subject to certain customary conditions, all of which were satisfied on or prior to the First Step Closing Date.

Conditions to the Step 2 Acquisition:

The obligations of Walgreens and AB Acquisitions to consummate the Step 2 Acquisition are subject to the satisfaction or (to the extent permitted by applicable law) waiver by Walgreens and AB Acquisitions on or prior to the closing (the “Second Step Closing”) of the Step 2 Acquisition (the date on which the Second Step Closing occurs is referred to as the “Second Step Closing Date”) of the following conditions:

•	the First Step Closing having occurred;

•	any consents, filings and notices required or, in the reasonable judgment of Walgreens, advisable to be obtained or made at or prior to the Second Step Closing under each of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules or regulations promulgated thereunder, and the European Union Merger Regulation and (ii) any other applicable antitrust, competition or other applicable law identified as conditions precedent in Walgreens’ exercise notice and consented to by AB Acquisitions, which consent shall not be unreasonably withheld, shall have been obtained or made, as applicable; and

•

no governmental authority having enacted, issued, enforced or entered into any applicable law or order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Step 2

Acquisition illegal or otherwise restraining or prohibiting its consummation; provided, however, that a party is not entitled to invoke this condition if such party is in material breach of its obligations under the regulatory efforts covenant in the Purchase and Option Agreement.

The obligation of Walgreens to consummate the Step 2 Acquisition is subject to the satisfaction or (to the extent permitted by applicable law) waiver by Walgreens on or prior to the Second Step Closing Date of the following conditions:

•	the Fundamental Representations with respect to Alliance Boots, except to the extent relating to the First Step Acquisition, are true and correct as of the Second Step Closing Date with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), other than, in the case of certain specified representations, de minimis inaccuracies;

•	the Fundamental Representations with respect to AB Acquisitions, except to the extent relating to the First Step Acquisition, are true and correct as of the Second Step Closing Date with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

•	Each of Alliance Boots and AB Acquisitions shall have performed and complied in all material respects with certain agreements, covenants and obligations required to be performed or complied with by it at or prior to the Second Step Closing, including cooperating with respect to regulatory matters, matters relating to this proxy statement/prospectus, and financing, provided, that in the case of the financing cooperation covenant, such failure(s) to perform and/or comply must have been the principal reason for, or directly resulted in, the failure of Walgreens’ ability to obtain debt financing for the Step 2 Acquisition;

•	no effect shall have occurred or be continuing that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Alliance Boots;

•	each of Alliance Boots and AB Acquisitions have performed and complied in all material respects with all agreements, covenants and obligations required by the AB Shareholders Agreement to be performed or complied with by it at or prior to the Second Step Closing (it being agreed that no action taken by Alliance Boots with the express authorization or approval of Walgreens or its representatives on the Board of Directors of Alliance Boots, shall be deemed to be or result in a breach by Alliance Boots);

•	each of the KKR Investors, the SP Investors, KKR and Mr. Pessina shall have performed and complied in all material respects with all agreements, covenants and obligations required by the Shareholders Agreement to be performed or complied with by it at or prior to the Second Step Closing;

•	Alliance Boots delivering an officer’s certificate to the effect that certain conditions with respect to Alliance Boots have been satisfied;

•	AB Acquisitions delivering an officer’s certificate to the effect that certain conditions with respect to AB Acquisitions have been satisfied;

•	certain side letters between Walgreens and Mr. Pessina and his affiliates and affiliates of KKR shall be in full force and effect, and the parties thereto (other than Walgreens) shall have performed and complied in all material respects with all agreements, covenants and obligations required to be performed or complied with by it at or prior to the Second Step Closing. If the Guarantee Option (as described and defined below in the section titled “—Indemnification”) is selected by AB Acquisitions, each Limited Guaranty shall have been delivered and shall be in full force and effect as of the Second Step Closing; and

•	approval of the proposed Share Issuance by the Walgreens shareholders.

The obligation of AB Acquisitions to consummate the Step 2 Acquisition is subject to the satisfaction or (to the extent permitted by applicable law) waiver by AB Acquisitions on or prior to the Second Step Closing Date of the following conditions:

•	the Fundamental Representations with respect to Walgreens, except to the extent relating to the First Step Acquisition, shall be true and correct as of the Second Step Closing Date with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), other than, in the case of certain specified representations, de minimis inaccuracies;

•	Walgreens shall have performed and complied in all material respects with certain agreements, covenants and obligations required to be performed or complied with by it at or prior to the Second Step Closing, including with respect to regulatory matters and matters relating to this proxy statement/prospectus;

•	Walgreens shall have performed and complied in all material respects with all agreements, covenants and obligations required by the Shareholders Agreement to be performed or complied with by it at or prior to the Second Step Closing;

•	No effect shall have occurred or be continuing that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Walgreens; and

•	Walgreens shall have delivered an officer’s certificate to the effect that certain conditions with respect to Walgreens have been satisfied.

Termination of the Purchase and Option Agreement. Walgreens and AB Acquisitions may mutually agree to terminate the Purchase and Option Agreement at any time. In addition, the Purchase and Option Agreement may be terminated at any time after the First Step Closing and prior to the Second Step Closing as follows:

•	by either Walgreens or AB Acquisitions, if (i) the closing of the Step 2 Acquisition does not occur within 12 months of the date on which Walgreens exercised the Call Option (the “Second Step End Date”), provided that the Purchase and Option Agreement may not be terminated on this basis if the breach of any obligation, representation or warranty by the party (including, in the case of AB Acquisitions, any of AB Acquisitions and/or Alliance Boots) seeking to so terminate the Purchase and Option Agreement has been the cause of, or resulted in, the failure of the Second Step Closing to have occurred on or prior to the Second Step End Date; or (ii) if any governmental authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Step 2 Acquisition and such order or other action has become final and non-appealable;

•	by AB Acquisitions, if Walgreens (i) breaches in any material respect certain of its agreements, covenants or obligations under the Purchase and Option Agreement, including with respect to regulatory matters and matters relating to this proxy statement/prospectus or its agreements, covenants and obligations under the Shareholders Agreement and such breach has not been cured by the day immediately prior to the Second Step End Date; provided that Walgreens will have the opportunity to cure such breach (except to the extent such breach is not capable of being cured prior to the Second Step End Date) until the day immediately prior to the Second Step End Date so long as it commences curing such breach within 10 days following written notice from AB Acquisitions of such breach and continues to use good faith efforts to cure such breach prior to the Second Step End Date or (ii) breaches the Fundamental Representations with respect to Walgreens and such breach would render the closing condition relating to the accuracy of Walgreens’ Fundamental Representations incapable of being satisfied and such breach has not been cured by the day immediately prior to the Second Step End Date; provided that Walgreens will have the opportunity to cure such breach (except to the extent such breach is not capable of being cured prior to the Second Step End Date) until the day immediately prior to the Second Step End Date so long as it commences curing such breach within 10 days following written notice from AB Acquisitions of such breach and continues to use good faith efforts to cure such breach prior to the Second Step End Date;

•	by Walgreens, if (i) AB Acquisitions or Alliance Boots, or any of the KKR Investors, the SP Investors, KKR or SP, as applicable, has breached in any material respect certain of its agreements, covenants or obligations under the Purchase and Option Agreement, including cooperating with respect to regulatory matters, matters relating to this proxy statement/prospectus, and financing, or its agreements, covenants or obligations under the AB Shareholders Agreement or the Shareholders Agreement, as applicable, and such breach has not been cured by the day immediately prior to the Second Step Closing Date, provided, that in the case of the financing cooperation covenant, such breach must have been the principal reason for, or directly resulted in, the failure of Walgreens to obtain debt financing for the Step 2 Acquisition, provided that AB Acquisitions or Alliance Boots and each of the KKR Investors, the SP Investors, KKR or SP, as the case may be, shall have the opportunity to cure such breach (except to the extent such breach is not capable of being cured prior to the Second Step End Date) until the day immediately prior to the Second Step End Date so long as it commences curing such breach within 10 days following written notice from Walgreens of such breach and continues to use good faith efforts to cure such breach prior to the Second Step End Date or (ii) there is a breach by AB Acquisitions or Alliance Boots of any of the Fundamental Representations relating to AB Acquisitions or Alliance Boots, which breach would render the closing condition relating to the accuracy of AB Acquisitions’ or Alliance Boots’ Fundamental Representations, as applicable, incapable of being satisfied and such breach has not been cured by the day immediately prior to the Second Step End Date; provided that AB Acquisitions or Alliance Boots, as applicable, shall have the opportunity to cure such breach (except to the extent such breach is not capable of being cured prior to the Second Step End Date) until the day immediately prior to the Second Step End Date so long as it commences curing such breach within 10 days following written notice from Walgreens of such breach and continues to use good faith efforts to cure such breach prior to the Second Step End Date; or

•	by Walgreens or AB Acquisitions (in the case of AB Acquisitions, solely if, as of such time of termination, Walgreens has not notified AB Acquisitions in writing that it intends to hold another shareholder meeting for the purpose of obtaining shareholder approval for the Share Issuance), if the Walgreen shareholders meeting has concluded without such shareholder approval having been obtained by reason of the failure to obtain the required vote of the holders of Walgreen common shares.

In the event of termination of the Purchase and Option Agreement as set forth above, such termination is without liability to any party to the Purchase and Option Agreement (and such parties’ affiliates, shareholders, directors, or representatives), except: (i) that certain indemnification, miscellaneous and other provisions shall survive the termination; and (ii) to the extent that that such termination results from fraud or the willful and material breach by a party of any of its representations and warranties contained in the Purchase and Option Agreement, or from the willful and material breach by such party of any of its covenants or agreements set forth in the Purchase and Option Agreement or certain ancillary agreements.

Covenants Relating to the Conduct of Business. The Purchase and Option Agreement contains customary covenants generally requiring Alliance Boots and its subsidiaries and certain other related entities to conduct their businesses in the ordinary course of business, and requiring Alliance Boots and its wholly owned subsidiaries and certain related entities to refrain from taking certain specified actions, in each case prior to the First Step Closing.

In addition, pursuant to the AB Shareholders Agreement, certain specified actions of Alliance Boots require Walgreens’ consent. Those actions are described in detail below in the section titled “The Alliance Boots Shareholders Agreement—Approval Rights.”

Certain Events under the Purchase and Option Agreement if the Step 2 Acquisition is Not Completed. In the event that one of the following conditions occurs, AB Acquisitions shall have the right (the “Clawback Option”), but not the obligation to, purchase from Walgreens one-fifteenth of the shares acquired by Walgreens in the First Step Acquisition, which equals 3% of the issued and outstanding share capital of Alliance Boots for the aggregate purchase price of £1, exercisable through and until the tenth business day following the termination of the Purchase and Option Agreement:

•	the Second Step Closing does not occur and the Purchase and Option Agreement is terminated other than as a result of (a) certain breaches by AB Acquisitions, Alliance Boots, the KKR Investors, the SP Investors, KKR or Mr. Pessina of certain Fundamental Representations or certain agreements, covenants or obligations contained in the Purchase and Option Agreement, the AB Shareholders Agreement or the Shareholders Agreement, as described above, or (b) failure to obtain the Walgreens’ shareholder approval for the Share Issuance where (i) Walgreens complied with its agreements, covenants and obligations in the Purchase and Option Agreement relating to this proxy statement/prospectus and the Walgreen shareholders meeting, including with respect to the inclusion of the Board’s recommendation in this proxy statement/prospectus (subject to a customary “fiduciary out” right, without any adverse modification or withdrawal of such recommendation), and (ii) the Board obtains a fairness opinion from an internationally recognized investment bank, and includes such opinion in this proxy statement/prospectus (such clause (b), a “Governance Clawback Event”).

Nonetheless, there shall be no Clawback Option in the event that certain closing conditions for the benefit of Walgreens would not have been met as of the last day of the Call Exercise Period if such date were the Second Step Closing Date.

In addition, subject to certain exceptions described in this proxy statement/prospectus, if the closing of the Step 2 Acquisition does not occur, Walgreens will continue to own a significant minority interest in Alliance Boots (45%, or 42% if the return of 1/15th of the Alliance Boots shares acquired by Walgreens in the First Step Acquisition is required), but certain of Walgreens’ governance rights as a shareholder of Alliance Boots will be modified pursuant to the AB Shareholders Agreement. See “The Alliance Boots Shareholders Agreement.”

Proxy Statement; Shareholder Approval. The Purchase and Option Agreement required Walgreens, as promptly as reasonably practicable after Walgreens provided the Exercise Notice, to prepare this proxy statement/prospectus, and file it with the SEC. Walgreens must use its reasonable best efforts to have this proxy statement/prospectus cleared by the SEC as promptly as reasonably practicable after such filing, and will respond as promptly as reasonably practicable to any comments by the SEC.

Neither the Board of Directors of Walgreens nor any committee thereof shall, directly or indirectly, withdraw (or modify or qualify in a manner adverse to AB Acquisitions or Alliance Boots), or publicly propose to do any of the foregoing, the Board’s recommendation that Walgreen shareholders approve the Share Issuance (a “Change of Recommendation”); provided, that prior to obtaining shareholder approval, the Board of Directors of Walgreens may effect a Change of Recommendation if (i) the Board of Directors shall have reasonably determined in good faith, pursuant to advice of its outside legal counsel, that such action is necessary in order for the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law, and (ii) Walgreens has provided AB Acquisitions with at least 5 business days’ prior written notice of such Change of Recommendation. Unless the Purchase and Option Agreement is terminated pursuant to its terms, Walgreens is obligated to call, give notice of, convene and hold the Walgreens shareholder meeting and to submit the Share Issuance Proposal for approval by its shareholders thereat as promptly as practicable.

Additionally, Alliance Boots and AB Acquisitions shall not and shall not authorize or permit any of their affiliates or representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a possible Acquisition Proposal (as defined below); (ii) enter into discussions or negotiations with, or provide any information to, any person concerning a possible Acquisition Proposal; or (iii) enter into any contracts regarding an Acquisition Proposal. An Acquisition Proposal means any inquiry, proposal or offer from any person concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving AB Acquisitions or Alliance Boots or any of its subsidiaries or certain related entities; (ii) the direct or indirect issuance or acquisition of shares of capital stock or other equity securities of AB Acquisitions or Alliance Boots or any of its subsidiaries or certain related entities; or (iii) the direct or indirect sale, lease, exchange or other disposition of any significant portion of properties or assets of AB Acquisitions or Alliance Boots or any of its subsidiaries or certain related entities, other than acquisitions undertaken in accordance with the transaction documents entered into by the parties, including the AB Shareholders Agreement.

Indemnification. AB Acquisitions has agreed that, following the First Step Acquisition and following the Step 2 Acquisition, if any, AB Acquisitions will indemnify Walgreens against losses arising out of (i) breaches of Fundamental Representations relating to AB Acquisitions or Alliance Boots, (ii) certain liabilities arising out of the certain specified Alliance Boots restructuring transactions contemplated by the Purchase and Option Agreement, (iii) any liabilities arising out of the MEP Restructuring, and (iv) any liabilities arising out of the distribution by AB Acquisitions of the cash and Walgreens (or Walgreens Boots Alliance) shares delivered by Walgreens (or Walgreens Boots Alliance, as applicable) at the closing of the First Step Acquisition or the Step 2 Acquisition, as applicable, to the direct and indirect shareholders of AB Acquisitions, including any claims related to the manner, allocation, timing and/or legal compliance of such distribution.

Claims for breaches of Fundamental Representations generally survived for 15 months following the First Step Acquisition and will survive for 12 months following the closing of the Step 2 Acquisition. Claims for the other indemnified matters described above generally survive until the nine-month anniversary of the Second Step Closing.

AB Acquisitions may not distribute any Walgreens (or Walgreens Boots Alliance) shares received in connection with the Step 2 Acquisition until the nine-month anniversary of the Second Step Closing. After such date, AB Acquisitions may distribute to its direct and indirect shareholders no more than 10% of the shares constituting the Second Step Buyer Shares until the 12-month anniversary of the Second Step Closing, unless AB Acquisitions elects (which we refer to as the “Guarantee Option”), prior to the Second Step Closing, to have each of Mr. Pessina’s investment vehicle and KKR’s affiliated investment funds enter into a limited guarantee with Walgreens, generally guaranteeing AB Acquisitions’ indemnification obligations until the 12-month anniversary of the Second Step Closing.

AB Acquisitions’ aggregate liability for indemnification under the Purchase and Option Agreement shall not exceed: (i) in the event that the Step 2 Acquisition is not completed, £4,280 million and (ii) in the event that the Step 2 Acquisition is completed, £10,320 million.

Regulatory Matters. Walgreens, AB Acquisitions, and Alliance Boots agree that they will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or desirable under applicable law to consummate the transactions and to cause the conditions to the Second Step Closing to be satisfied as promptly as reasonably practicable. In furtherance and not in limitation of the foregoing, Walgreens, AB Acquisitions, and Alliance Boots agree to:

•	with respect to the Second Step Closing, use their reasonable best efforts to obtain as promptly as reasonably practicable (i) all consents from, and to make all filings with and to give all notices to, the United States and the European Commission, if required, (ii) those consents to be identified by Walgreens in the Exercise Notice, and (iii) such other consents from, and to make all filings with and to give all notices to, any other governmental authorities required to consummate the Second Step Closing, the failure of which to obtain would, individually or in the aggregate, reasonably be expected to materially and adversely impact the business of, or the economic or business benefits of the transactions to, Walgreens, AB Acquisitions, or Alliance Boots or any of their respective affiliates;

•	cooperate fully with the other parties in promptly seeking to obtain all such consents and to make all such filings and give such notices;

•	provide such other information to any governmental authority as such governmental authority may reasonably request in connection therewith; and

•	in the event that an administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental authority or private party challenging the transactions, cooperate and use reasonable best efforts to contest and resist such action or and to have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions.

Employee Matters. Walgreens agrees that, from the Second Step Closing Date until the second anniversary of such date, Walgreens will maintain base salary and base wages, and employee benefit and compensation (including cash incentive bonus opportunities, but excluding equity-based compensation) plans, programs and arrangements for the benefit of Alliance Boots employees that, when taken as a whole for all Alliance Boots employees, are, at least as favorable as those in effect as of immediately prior to the Second Step Closing Date). In addition, to the extent permitted by applicable law, following the Second Step Closing, Walgreens will cause any employee benefit plan of Walgreens which employees of Alliance Boots are entitled to participate in following the Second Step Closing Date to take into account for purposes of eligibility, vesting, and benefit accrual thereunder all years of service by employees of Alliance Boots as if such service were with Walgreens, to the same extent such service was credited under a comparable benefit plan of Alliance Boots or its subsidiaries or certain related entities. Walgreens will also use commercially reasonable efforts to cause all preexisting condition exclusions and actively-at-work requirements be waived for Alliance Boots employees and their covered dependents. Walgreens will also pay an annual cash bonus in respect of the Alliance Boots’ fiscal year in which the Second Step Closing Date occurs to each Alliance Boots employee who would be eligible to be considered for an annual cash bonus under any Alliance Boots benefit plan had such fiscal year ended immediately prior to the Second Step Closing, at the end of the such fiscal year. The aggregate amount of such annual bonuses will not be less than the applicable amount accrued in Alliance Boots’ financial statements. From the Second Step Closing Date until the second anniversary of such date, and subject to applicable law, Walgreens (i) will provide Alliance Boots employees with severance policies that are substantially comparable in the aggregate to the severance policies under which Alliance Boots employees were eligible for benefits as in effect immediately prior to the Second Step Closing Date and, (ii) for all purposes with respect to any such severance policies, generally will provide Alliance Boots employees with past service credit for years of service of such employees with Alliance Boots and its subsidiaries and certain related entities. For purposes of the foregoing, Alliance Boots employees also include employees of Alliance Boots’ subsidiaries and certain related entities.

THE AMENDMENT

This section of this proxy statement/prospectus describes the material terms of the Amendment, dated August 5, 2014. The following summary must be read in conjunction with the Amendment, a copy of which is included as Annex B-2 to this proxy statement/prospectus and is incorporated herein by reference. You are urged to read the full text of the Amendment as it modifies and governs the terms of the Step 2 Acquisition.

The Amendment has been included for your convenience to provide you with information regarding its terms, and we recommend that you read it in its entirety. The Amendment is a contractual document that is intended to govern the contractual rights and relationships, and to allocate risks, among the parties to the Amendment.

Amendment. The Amendment, which was entered into on August 5, 2014, amends both the Purchase and Option Agreement and the Shareholders Agreement. All material terms and conditions of the Call Option, other than the exercise period, remain the same as under the original Purchase and Option Agreement.

Option Exercise Period. Pursuant to the amendment, the period to exercise the Call Option under the Purchase and Option Agreement to acquire the remaining 55% of Alliance Boots in exchange for £3,133 million in cash and 144,333,468 shares of Walgreens common stock was accelerated to begin on August 5, 2014 and end on February 5, 2015.

Exercise of Call Option. Pursuant to the Amendment, an indirect wholly owned subsidiary of Walgreens, to which Walgreens previously assigned its rights under the Call Option, irrevocably exercised the Call Option, effective August 5, 2014.

Second Step Closing Date. Pursuant to the Amendment, the closing of the Step 2 Acquisition shall take place on the fifth business day following the satisfaction or, to the extent permitted, waiver of the closing conditions under the Purchase and Option Agreement, or at such other time and date as may be agreed in writing by Walgreens and AB Acquisitions, provided that, unless otherwise agreed to in writing by Walgreens, in no event shall the Second Step Closing Date occur prior to March 9, 2015.

Cooperation Covenant. Pursuant to the Amendment, Alliance Boots agrees to, and AB Acquisitions agrees to use its reasonable best efforts to cause Alliance Boots and its subsidiaries and certain related entities to, until the Second Step Closing Date, (i) provide, and to use its reasonable best efforts to cause its and their respective representatives, to provide, Walgreens and its representatives reasonable access as Walgreens may reasonably request upon reasonable prior notice during normal business hours to (A) its and their respective assets, properties, books, contracts, commitments, personnel, advisors and other representatives and records and (B) such other information as Walgreens may reasonably request with respect to Alliance Boots and its subsidiaries and certain related entities, and their respective businesses, financial condition and operations, in each case in connection with Walgreens’ integration planning and/or implementation or transition planning and/or implementation; and (ii) cooperate, and to use its reasonable best efforts to cause its and their respective representatives to cooperate, with Walgreens with respect to the foregoing, including providing such cooperation as Walgreens may reasonably request in connection with developing and/or implementing its integration or transition plans (including with respect to the consolidation system), subject to certain limitations.

WALGREENS SHAREHOLDERS AGREEMENT

This section of this proxy statement/prospectus describes the material terms of the Shareholders Agreement. The following summary must be read in conjunction with the Shareholders Agreement, a copy of which is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. You are urged to read the full text of the Shareholders Agreement as it is the legal document that governs the relationship between Walgreens and the other parties thereto.

The Shareholders Agreement has been included for your convenience to provide you with information regarding its terms, and we recommend that you read it in its entirety. The Shareholders Agreement is a contractual document that is intended to govern the contractual rights and relationships, and to allocate risks, among the parties to the Shareholders Agreement.

Appointment of Directors. Following the First Step Closing and for so long as the SP Investors and the KKR Investors continue to meet certain other conditions, the Company will nominate and use its reasonable best efforts to cause the election to the Board of a slate of directors which includes the SP Investor Designee and the KKR Investor Designee. With respect to Mr. Pessina as the SP Investor Designee, Walgreens waived and agreed to take all necessary and appropriate action to continue to waive any mandatory retirement age policy otherwise applicable to membership on the Board. The SP Investors’ right to designate a nominee shall terminate if, as of the end of any business day following the earlier of the Second Step Closing Date and the termination of the Purchase and Option Agreement with respect to the Step 2 Acquisition, (x) the SP Investors beneficially own less than 5% of the voting power of Walgreens stock and (y) Mr. Pessina no longer serves as Executive Chairman or Chief Executive Officer of Alliance Boots or no longer otherwise actively involved in an operational and management capacity in the business and operational decisions of Alliance Boots, Walgreens, and its subsidiaries (an “SP Rights Termination Event”). The KKR Investors’ right to designate a nominee shall terminate if: (i) as of the end of any business day following the earlier to occur of the Second Step Closing Date and the termination of the Purchase and Option Agreement with respect to the Step 2 Acquisition (i) the KKR Investors beneficially own less than the lesser of: (A) 4% of the voting power or economic interest of Walgreens stock, or (B) 65% of the shares beneficially owned by the KKR Investors as of immediately following the Second Step Closing (or the First Step Closing, if the Purchase and Option Agreement is terminated before the Second Step Closing occurs); or (ii) KKR acquires through its private equity business a 5% or greater interest in certain competitors of Walgreens (a “KKR Rights Termination Event”), provided that, in certain instances, Walgreens must discuss in good faith with KKR whether it is appropriate for such representative to come off the Walgreens Board in light of such investment.

The SP Investors and the KKR Investors, respectively, each are entitled to designate a replacement director to fill a vacancy resulting from the death, disability, removal or resignation of their prior designee, subject to the terms and conditions of the Company Shareholders Agreement. The selection of the SP Investor Designee and the KKR Investor Designee is subject to certain conditions, and any replacement designee must be, among other things, reasonably acceptable to the Board and Walgreens’ Nominating and Governance Committee. As long as Mr. Pessina is serving as Executive Chairperson or Chief Executive Officer of Alliance Boots, or remains actively involved in an operational and management capacity in the business activities and operational decisions of Alliance Boots, Walgreens or their respective subsidiaries, the SP Investor Designee will be Mr. Pessina.

Voting Agreement. The SP Investors and the KKR Investors, respectively, have agreed to, for so long as the SP Investors have a designee serving on the Walgreens Board or have the right to designate a director to the Walgreens Board (or for so long as Mr. Pessina continues to serve as Executive Chairperson or Chief Executive Officer of Alliance Boots or remains actively involved in an operational and management capacity in the business activities and operational decisions of Alliance Boots, Walgreens or their respective subsidiaries) and for so long as the KKR Investors have a designee serving on the Walgreens Board or have the right to designate a director to the Walgreens Board, vote all of their shares of common stock in accordance with the Walgreens Board’s recommendation on matters submitted to a vote of Walgreens’ shareholders (including with respect to the election of directors).

Transfer Restrictions. Except in the case of certain permitted transfers (described below), the SP Investors may not transfer the shares they received in the First Step Acquisition prior to the earlier of: (1) the Second Step Closing; (2) the date on which the Purchase and Option Agreement terminates in accordance with its terms without the Second Step Closing having occurred; or (3) the death or permanent disability of Mr. Pessina.

Except in the case of certain permitted transfers (described below), the KKR Investors may not transfer the shares they received in the First Step Acquisition until two years after the Second Step Closing. Additionally, the KKR Investors are prohibited from transferring the shares they received in the First Step Acquisition during a period beginning on the Exercise Notice Date and ending on the earlier of: (1) the Second Step Closing; or (2) the date on which the Purchase and Option Agreement terminates in accordance with its terms without the Second Step Closing having occurred.

With respect to the shares the SP Investors and the KKR Investors receive as part of the Second Step Closing, they may not transfer those shares until the earlier of: (1) the date that is nine months after the Second Step Closing Date; or (2) in the case of Mr. Pessina, the death or permanent disability of Mr. Pessina.

Additionally, notwithstanding the foregoing, the following transfers are prohibited:

•	with respect to the KKR Investors and SP Investors, except in the case of certain permitted transfers (described below), transfers on any given day in an amount (in the aggregate across all investors) greater than 10% of the average daily trading volume of Walgreens common stock for a 20-trading day period immediately preceding the date of such transfer, provided that such limitation shall not apply to an underwritten offering pursuant to an exercise of registration rights under the Shareholders Agreement, and provided further that six months after the end of the period that the SP Investors and the KKR Investors cannot transfer the shares the SP Investors and the KKR Investors received as part of the Second Step Closing (described above), the aggregate volume limitation shall increase to 15% of the average of the average daily trading volume of Walgreens common stock for a 20-trading day period immediately preceding the date of such transfer; and

•	transfers between the SP Investors and the KKR Investors that would result in the beneficial ownership of the SP Investors or the KKR Investors, as applicable, exceeding the applicable ownership limits described below under “—Ownership Restrictions”.

Notwithstanding the foregoing, the following transfers are permitted, subject to certain requirements and conditions set forth in the Shareholders Agreement:

•	transfers to certain permitted transferees, provided that such transferee executes a joinder to the Shareholders Agreement;

•	transfers to tender into a tender or exchange offer that has an irrevocable minimum tender condition of 66 2⁄3%, provided that the Walgreens Board of Directors has (i) recommended that shareholders tender into such offer or (ii) determined not to put a poison pill in place;

•	transfers between investors, provided that such transfer does not result in an investor (other than the SP Investors and the KKR Investors) beneficially owning 5% or more of the total voting power and the total economic interest of Walgreen shares;

•	transfers after the Second Step Closing, whereby the SP Investors exchange 100% of their Walgreens shares in a single block transfer for equity securities of a third party if the SP Investors would be required to file reports under Section 16(a) of the Exchange Act with respect to the transferee if the equity securities received by the SP Investors were registered under Section 12 of the Exchange Act, provided that the third party is not a Walgreens competitor, an activist investor or a KKR affiliate or beneficial owner of more than 1% of the voting securities of Walgreens; and

•	subject to certain limitations, transfers by way of dividend or distribution in kind (or in specie) or redemption, repurchase or similar transaction by any direct or indirect shareholder of Alliance Boots.

The Shareholders Agreement also contains transfer restrictions, subject to certain exceptions for permitted transfers, applicable to certain other investors.

Subject to certain limited exceptions, no transfer may occur that results in the transfer of 5% or more of the total voting power or total economic interest in Walgreens shares to any one person or group or a transfer that results in any one person or group owning 10% or more of the total voting power or total economic interest in Walgreens shares or, in the case of an activist investor, 5% or more of the total voting power or total economic interest in Walgreens shares.

Ownership Restrictions. The SP Investors may not own more than (i) prior to the Second Step closing, 95 million Walgreens shares plus any shares purchased through reinvestment of dividends, and (ii) after the Second Step closing, 167 million Walgreens shares plus any shares the SP Investors purchase through reinvestment of dividends.

The KKR Investors may not own more than 5% of the total voting power or total economic interest of Walgreens shares before the Second Step closing and may not own more than 10% after the Second Step closing, provided that the effect of any share repurchases is not taken into account until KKR purchases additional shares.

Following the Second Step Closing and until the transfer by AB Acquisitions to its shareholders of 100% of the Walgreens shares received by it in the Step 2 Acquisition, the KKR Investors are deemed to have received and to beneficially own, for purposes of these ownership restrictions, all the Walgreens shares that they would have received if AB Acquisitions transferred all the Walgreens shares received by it in the Step 2 Acquisition on the Second Step Closing Date. In addition, following the Second Step Closing and until the transfer by AB Acquisitions to its shareholders of 100% of the Walgreens shares received by it in the Step 2 Acquisition, the SP Investors are deemed to have received and to beneficially own their pro rata share (based on equity invested in AB Acquisitions) of such Walgreens shares, plus their pro rata share of the cash consideration received by AB Acquisitions in the Step 2 Acquisition divided by the thirty day VWAP of Walgreens shares as of the Second Step Closing Date.

Standstill. The KKR Investors and the SP Investors shall be subject to certain standstill restrictions until six (6) months after the later of: (i) the SP Investor Designee, or the KKR Investor Designee, as applicable, ceasing to serve as a director on the Board (and the SP Investors or the KKR Investors no longer having any right to designate a designee); or (ii) the occurrence of an SP Rights Termination Event or a KKR Rights Termination Event, as applicable. From and after the Governance Clawback Date (as described and defined below in the section titled “AB Shareholders Agreement—Approval Rights”), the standstill period shall expire six (6) months after the later of: (i) the expiration of the Call Exercise Period (or earlier termination of the Purchase and Option Agreement); and (ii) the SP Investor Designee, or the KKR Investor Designee, as applicable, no longer serving on the Walgreens Board (and the SP Investors or the KKR Investors no longer having any right to designate a designee). While the standstill is in effect, the KKR Investors and the SP Investors shall not, subject to certain exceptions:

•	acquire, agree to acquire, propose or offer to acquire or facilitate the acquisition or ownership of Walgreens shares or convertible securities, except pursuant to certain exceptions, including purchases under the Purchase and Option Agreement;

•	subject Walgreens shares to any voting agreement or similar arrangement or grant any proxy with respect to such securities other than in accordance with the Shareholders Agreement;

•	enter, agree to enter, or facilitate any merger, business combination, recapitalization, restructuring, change in control transaction, or other similar extraordinary transaction involving Walgreens or its subsidiaries (unless such transaction is affirmatively recommended by the Board of Walgreens);

•	make or in any way participate or engage in any solicitation of proxies;

•	call a meeting of shareholders or initiate any shareholder proposal for action by shareholders of Walgreens;

•	form, join, or in any way participate in a group with respect to the Walgreens shares, other than a group that consists solely of any of Mr. Pessina, the SP Investors, KKR and the KKR Investors and their respective controlled affiliates;

•	otherwise act alone or in concert with others to seek to control or influence the management or the policies of Walgreens (except director designees may act in good faith in his or her capacity as a director of Walgreens);

•	publicly disclose any intention, plan, arrangement or other contract prohibited by or inconsistent with the foregoing;

•	advise or knowingly assist or encourage or enter into any discussions, negotiations, agreements, or arrangements or other contracts with any other persons in connection with the foregoing; or

•	request Walgreens to waive or amend any of the foregoing provisions or take any action that would reasonably be expected to require Walgreens to make a public announcement regarding the possibility of a business combination, merger or other transaction or matter described in the foregoing.

Non-Compete/Non-Solicitation. Mr. Pessina and the SP Investors agree that until: (i) in the event that the Purchase and Option Agreement terminates in accordance with its terms without the Second Step Closing having occurred, the date that is one year after no SP Investor Designee serves as a director on the Walgreens Board (and the SP Investors no longer having any rights to designate any designee to serve on the Walgreens Board); or (ii) in the event that the Second Step Closing shall have occurred, the date that is one year after the later of (A) no SP Investor Designee serving as director on the Walgreens Board (and the SP Investors no longer having any rights to designate any designee to serve on the Walgreens Board), and (B) Mr. Pessina no longer serving as Executive Chairperson or Chief Executive Officer of Alliance Boots and no longer being actively involved in an operational and management capacity in the business activities and operational decisions of Alliance Boots, Walgreens or their respective subsidiaries, Mr. Pessina and the SP Investors agree not to, directly or indirectly:

•	own, manage, participate in, or benefit from, the ownership, management or operation of, or have a beneficial ownership interest in, certain Walgreens competitors, except that this restriction will not prohibit:

•	passive investments of less than 5% of any publicly traded company;

•	operation of any businesses already conducted by Mr. Pessina or the SP Investors as of the date of the Shareholders Agreement in the lines of business in which they were actively engaged as of such date;

•	performance of acts expressly required by the transaction documents; or

•	the acquisition of a business or 50% or more of the outstanding equity interests (or an otherwise controlling interest) of a business that conducts the business of a Walgreens competitor and, prior to the acquisition of such business, the business derived not more than 10% of its revenues from activities conducted by a Walgreens competitor; or

•	solicit for employment any person who is (or within the previous six months was) a member of the management team of Walgreens or any of its subsidiaries with the title of Vice-President or higher or of the management team of Alliance Boots or its subsidiaries or certain related entities who is a Senior Manager, provided that general, non-targeted media advertising or the use of an independent search firm that contacts employees without direction or advice shall not be deemed to violate this restriction.

Other Rights. Mr. Pessina is entitled, so long as he is on the Walgreens Board and no SP Rights Termination Event has occurred, to receive any materials prepared for or given to any other members of the Walgreens Board (other than the CEO), as well as any business, financial or operational information available to senior management that Mr. Pessina reasonably requests, as well as certain other management reports.

The KKR Investor Designee is entitled, so long as no KKR Rights Termination Event has occurred, to any information relating to the management, operations and finances of Walgreens and its subsidiaries as and when generally provided to directors of Walgreens or as and when reasonably requested.

In addition, the Shareholders Agreement provides for certain customary registration rights.

Term. The Shareholders Agreement terminates upon the date that the SP Investors and the KKR Investors, in the aggregate, beneficially own less than 2% of the total voting power of Walgreens shares, as long as all of the shares beneficially owned by the SP Investors and the KKR Investors can at that time be sold without registration under the Securities Act.

AB SHAREHOLDERS AGREEMENT

This section of this proxy statement/prospectus describes the material terms of the Shareholders Agreement, dated August 2, 2012, by and among Walgreens, Alliance Boots, and AB Acquisitions (the “AB Shareholders Agreement”). The following summary must be read in conjunction with the AB Shareholders Agreement, a copy of which is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference. You are urged to read the full text of the AB Shareholders Agreement as it is the legal document that governs the relationship between Walgreens and the other parties thereto.

The AB Shareholders Agreement has been included for your convenience to provide you with information regarding its terms, and we recommend that you read it in its entirety. The AB Shareholders Agreement is a contractual document that is intended to govern the contractual rights and relationships, and to allocate risks, among the parties to the AB Shareholders Agreement.

Appointment of Directors. The AB Shareholders Agreement provides that the Board of Directors of Alliance Boots shall consist of 16 directors. AB Acquisitions has the right to designate eight directors, consisting of SP, who shall be the Executive Chairperson of Alliance Boots, three representatives of KKR and four representatives who shall be members of Alliance Boots’ executive management. Walgreens shall have the right to designate four directors. The remaining four directors shall be non-executive directors, who initially shall be the non-executive directors in office immediately before the First Step Closing. Upon the expiration of the non-executive directors’ terms, the Board of Alliance Boots shall nominate replacement non-executive directors or re-nominate such initial non-executive directors, provided that such non-executive directors must be independent according to the provisions of the UK Corporate Governance Code and approved by Walgreens.

In the event that AB Acquisitions has the right to exercise the Clawback Option under the Purchase and Option Agreement or the Purchase and Option Agreement terminates without the Second Step Closing having occurred, Walgreens’ representation on the Alliance Boots Board may be reduced. In such circumstances, Walgreens shall have the right to designate directors to the Board of Alliance Boots as follows:

•	for so long as Walgreens beneficially owns at least 30% of the Alliance Boots ordinary shares, four directors;

•	for so long as Walgreens beneficially owns at least 20% of the Alliance Boots ordinary shares but less than 30%, three directors;

•	for so long as Walgreens beneficially owns at least 15% of the Alliance Boots ordinary shares but less than 20%, two directors;

•	for so long as Walgreens beneficially owns at least 10% of the Alliance Boots ordinary shares but less than 15%, one director; and

•	from and after such time as Walgreens beneficially owns less than 10% of the Alliance Boots ordinary shares, no directors.

For each director which Walgreens is no longer entitled to designate, AB Acquisitions will be entitled to designate one additional director.

In the event that AB Acquisitions has the right to exercise the Clawback Option or the Purchase and Option Agreement terminates without the Second Step Closing having occurred, and until an IPO of Alliance Boots, as long as Walgreens beneficially owns at least 5% of the Alliance Boots ordinary shares, Walgreens shall have the right to designate one observer to attend any meetings of the Alliance Boots Board.

In addition, for so long as Walgreens shall be entitled to designate three directors, Walgreens is entitled to one Walgreens director on each committee of the Alliance Boots Board (except the Remuneration Committee). For so long as Walgreens shall be entitled to designate two directors, Walgreens is entitled to one Walgreens observer for each committee of the Alliance Boots Board on which no Walgreens designee serves (including the Remuneration Committee).

Board Action. The Board of Alliance Boots may act by majority vote of the directors present at any meeting, provided that for so long as Walgreens is entitled to designate four directors to the Alliance Boots Board, such majority must include the affirmative vote of at least one non-executive director or one director designated by Walgreens.

Approval Rights. The AB Shareholders Agreement provides that Walgreens and AB Acquisitions, as shareholders of Alliance Boots, will have certain approval rights over certain significant actions of Alliance Boots.

Specifically, until the earlier of: (i) the date, if any, that AB Acquisitions has the right to exercise the Clawback Option under the Purchase and Option Agreement (the “Clawback Date”); (ii) the occurrence of a Governance Clawback Event under the Purchase and Option Agreement (the earlier of clauses (i) (other than a Clawback Date in connection with a Specified Clawback Event, as defined below) and (ii), the “Governance Clawback Date”); or (iii) the date on which Walgreens ceases to beneficially own at least 30% of the Alliance Boots ordinary shares (the earlier of clauses (i), (ii), and (iii), the “Step-Down Date”), the following actions require the prior written consent of Walgreens, subject to certain limited exceptions:

•	amending Alliance Boots’ organizational documents or amending the terms of Alliance Boots shares in a manner that adversely effects Walgreens;

•	materially changing the business purpose of Alliance Boots or undertaking business operations in any jurisdiction subject to sanctions by the Office of Foreign Assets Control of the United States Department of the Treasury;

•	unless required by applicable law, entering into or applying for liquidation of Alliance Boots or any material subsidiaries;

•	increasing or reducing the size of the Alliance Boots Board;

•	conducting an IPO;

•	declaring or paying dividends or distributions, repaying, redeeming or repurchasing shares, or effecting any recapitalization, reclassification, equity interest split or combination or like reorganization or change in capitalization that would adversely impact Walgreens relative to other shareholders, subject to certain exceptions;

•	entering into or amending affiliate transactions, subject to certain exceptions;

•	approving acquisitions or dispositions of businesses (by way of merger, share acquisition or disposition, acquisition or disposition of assets or similar business combination) or assets, with an aggregate enterprise value in excess of £1,000 million in the aggregate per any twelve-month period;

•	appointing a new Executive Chairperson, unless such person (i) was proposed by SP; (ii) is a senior manager; and (iii) was employed by Alliance Boots or its subsidiaries as of the date of the Purchase and Option Agreement;

•	appointing a Chief Executive Officer, unless such person (i) was proposed by SP; (ii) is a senior manager; and (iii) was employed by Alliance Boots or its subsidiaries as of the date of the Purchase and Option Agreement;

•	issuing capital stock, subject to certain exceptions;

•	materially amending the business plan or the annual budget, in an amount in excess of 20% in the aggregate of the amounts reflected in the agreed upon business plan or annual budget, subject to certain exceptions, and other than amendments necessary or proper based on a material adverse change in the financial, securities or commodities markets, the industries in which Alliance Boots and its subsidiaries operate, taken as a whole, or changes in law affecting Alliance Boots and its subsidiaries;

•	increasing the planned or effective annual total compensation or benefits, or accelerating the vesting, funding or payment of any compensation or benefits, for senior managers, other than (i) in the ordinary course of business consistent with past practice or (ii) for so long as Mr. Pessina is Executive Chairman, if not considered commercially unreasonable by Mr. Pessina, after good faith consultation and discussion with Walgreens (unless Walgreens has a representative on the Remuneration Committee);

•	amending Board delegation of authority to management other than in de minimis respects; and

•	removing or replacing Alliance Boots’ auditors other than with an internationally recognized independent public accounting firm.

In addition, the Company may not take any of the foregoing actions without the prior written consent of AB Acquisitions.

As used in the AB Shareholders Agreement, a “Specified Clawback Event” means either: (i) the Purchase and Option Agreement was terminated after the First Step Closing and prior to the Second Step Closing as a result of the Second Step Closing not having occurred by the date that is the first anniversary of the Exercise Notice Date and (a) at or prior to such time of termination there shall have occurred an effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Alliance Boots or (b) at the time of such termination either of the conditions in the Purchase and Option Agreement regarding the receipt of required regulatory approvals and the absence of any law or order making illegal or otherwise restraining or prohibiting the Step 2 Acquisition shall have failed to be satisfied and Walgreens shall have satisfied the condition in the Purchase and Option Agreement regarding compliance with covenants; or (ii) (a) Walgreens has not duly and timely exercised the Call Option prior to the expiration of the Call Exercise Period and (b) at or prior to such expiration there shall have occurred (x) an effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Alliance Boots or (y) a governmental authority shall have enacted, issued, enforced or entered into any law or order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Step 2 Acquisition illegal or otherwise restraining or prohibiting its consummation.

From and after the Step-Down Date and for so long as Walgreens beneficially owns at least 20% of the Alliance Boots ordinary shares, the following actions require the prior written consent of Walgreens, subject to certain limited exceptions:

•	amending Alliance Boots’ organizational documents in any material respect or amending the terms of Alliance Boots shares in a manner that adversely effects Walgreens;

•	materially changing the business purpose of Alliance Boots or undertaking business operations in any jurisdiction subject to sanctions by the Office of Foreign Assets Control of the United States Department of the Treasury;

•	unless required by applicable law, entering into or applying for liquidation of Alliance Boots or any material subsidiaries;

•	declaring or paying dividends or distributions, repaying, redeeming or repurchasing shares, or effecting any recapitalization, reclassification, equity interest split or combination or like reorganization or change in capitalization that would adversely impact Walgreens relative to other shareholders, subject to certain exceptions;

•	increasing or reducing the size of the Alliance Boots Board;

•	entering into or amending affiliate transactions, subject to certain exceptions;

•	approving acquisitions or dispositions of businesses (by way of merger, share acquisition or disposition, acquisition or disposition of assets or similar business combination) or assets, with an aggregate enterprise value in excess of £1,000 million in the aggregate per any twelve-month period;

•	amending Board delegation of authority to management other than in de minimis respects; and

•	removing or replacing Alliance Boots’ auditors other than with an internationally recognized independent public accounting firm.

From and after the Step-Down Date and for so long as Walgreens beneficially owns at least 5% of the Alliance Boots ordinary shares, the following actions require the prior written consent of Walgreens, subject to certain limited exceptions:

•	amending Alliance Boots’ organizational documents or amending the terms of Alliance Boots shares in a manner that adversely effects Walgreens;

•	unless required by applicable law, entering into or applying for liquidation of Alliance Boots or any material subsidiaries;

•	declaring or paying dividends or distributions, repaying, redeeming or repurchasing shares, or effecting any recapitalization, reclassification, equity interest split or combination or like reorganization or change in capitalization that would adversely impact Walgreens relative to other shareholders, subject to certain exceptions; and

•	entering into or amending affiliate transactions, subject to certain exceptions.

From and after any Specified Clawback Event, Walgreens will have no consent right over an IPO of Alliance Boots or the exercise by AB Acquisitions of its drag-along rights.

Management Appointments. Prior to the Step-Down Date, for so long as Mr. Pessina remains the Executive Chairperson, he shall appoint the members of senior management of Alliance Boots. If, however, Mr. Pessina is no longer the Executive Chairperson of Alliance Boots, the members of senior management shall be appointed by a majority vote of the directors present at any meeting of the Board of Alliance Boots, provided that if Walgreens exercises its approval right over the appointment of members of senior management, an Executive Chairperson (subject to certain limitations), and a Chief Executive Officer (subject to certain limitations), such majority must include the affirmative vote of at least one director designated by Walgreens.

From and after the Step-Down Date, for so long as Mr. Pessina remains the Executive Chairperson, he shall appoint the members of senior management of Alliance Boots. If, however, Mr. Pessina is no longer the Executive Chairperson of Alliance Boots, the members of senior management shall be appointment by a majority vote of the directors present at any meeting of the Board of Alliance Boots, provided that for so long as Walgreens is entitled to designate four directors to the Alliance Boots Board, such majority must include the affirmative vote of at least one non-executive director or one director designated by Walgreens.

Transfer Restrictions. The AB Shareholders Agreement contains certain transfer restrictions applicable to the party thereto, including the following:

•	Until the earlier of the Clawback Date and the date on which the Purchase Agreement terminates in accordance with its terms without the Second Step Closing having occurred (the “Pre-Second Step Period”), no transfers of Alliance Boots shares are permitted except to certain permitted transferees, transfers pursuant to the MEP Restructuring, and transfers at the Second Step Closing pursuant to the Purchase and Option Agreement. Until 24 months after the first day of the Post-Call Option Period (as defined below), Walgreens may not transfer its shares except pursuant to an IPO, a drag-along or tag-along transaction initiated by AB Acquisitions or to certain permitted transferees.

As used in the AB Shareholders Agreement, the “Post-Call Option Period” means the period of time from and after the end of the Pre-Second Step Period.

Walgreens may not transfer its shares to certain competitors of Alliance Boots without the consent of AB Acquisitions, subject to certain exceptions, including pursuant to an IPO or other public offering, a drag-along or tag-along transaction initiated by AB Acquisitions or to certain permitted transferees. Similarly, AB Acquisitions may not transfer its shares to certain competitors of Walgreens without the consent of Walgreens, subject to certain exceptions, including (1) in a drag along sale of 100% of the ordinary shares of Alliance Boots provided that Walgreens does not receive more than 5% of the shares of such competitor in such sale (such shares must also meet certain trading and liquidity requirements and be freely transferable by Walgreens pursuant to an effective registration statement or an exemption from registration); or (2) a sale in which 100% of the shares of Alliance Boots beneficially owned by Walgreens is exchanged for all cash consideration.

Transferability of Rights. Other than in connection with a transfer to certain permitted transferees, Walgreens may not transfer its rights under the AB Shareholders Agreement, except in connection with a transfer by Walgreens of at least 30% of the ordinary shares of Alliance Boots to a purchaser. In the event of such a transfer, such transferee will only be entitled to designate two directors to the Alliance Boots prior to an IPO, and one director to the Alliance Boots Board following completion of an IPO. Additionally, following the transfer by Walgreens of at least 30% of the shares of Alliance Boots, Walgreens will continue to be entitled to a board observer.

Right of First Offer. Following 24 months after the first day of the Post-Call Option Period, any proposed transfer of shares of Alliance Boots by Walgreens, subject to certain limited exceptions, shall be subject to a right of first offer pursuant to which AB Acquisitions shall have the right to purchase such shares on the same terms and conditions as Walgreens has indicated to AB Acquisitions it proposes to transfer such shares to third-party transferees.

Tag-Along Rights. During the Post-Call Option Period, in the case of a transaction initiated by AB Acquisitions, and following the date that is 24 months after the first day of the Post-Call Option Period, in the case of a transaction initiated by Walgreens, and in each case prior to the completion of a Qualified Public Offering (defined below), neither AB Acquisitions nor Walgreens shall sell or otherwise effect a sale or other transfer any of its Alliance Boots shares unless the terms and conditions of such transfer include an offer, on the same terms and conditions as the offer by the proposed third party transferee to the selling shareholder, to the shareholder who is neither a selling shareholder nor a proposed third party transferee (the “Tag Offeree”), to include at the option of the Tag Offeree in the sale or other transfer to the third party certain shares owned by the Tag Offeree as specified in the AB Shareholders Agreement.

As used in the AB Shareholders Agreement, a “Qualified Public Offering” means an underwritten public offering of ordinary shares of Alliance Boots (or in certain cases a parent or subsidiary) to the extent that, immediately following the completion of such public offering, (i) at least 30% of the outstanding ordinary shares of Alliance Boots (or in certain cases a parent or subsidiary) are publicly listed and traded or (ii) an aggregate equity valuation of the publicly listed and traded ordinary shares of Alliance Boots (or in certain cases a parent or subsidiary) equals at least £3,000,000,000 (such equity valuation to be calculated based on per share value equal to the offering price to the public of an ordinary share sold in such public offering).

Drag-Along Rights. During the Post-Call Option Period until the completion of Qualified Public Offering, if AB Acquisitions (acting at the direction of the KKR Investors) proposes to sell or otherwise effect a sale or other transfer of all or any number of its shares (other than to a permitted transferee), then AB Acquisitions (acting at the direction of the KKR Investors) may deliver written notice to Walgreens with respect to such proposed sale as soon as practicable but in any event at least 20 business days prior to the anticipated closing date of such sale. Walgreens, upon receipt of such notice, shall be obligated to, subject to certain exceptions: (i) sell or otherwise transfer a percentage of its shares equal to the corresponding percentage that AB Acquisitions is proposing to transfer under the proposed sale, and participate in the proposed sale; (ii) to vote its shares in favor of the proposed sale at any meeting of shareholders called to vote on or approve the proposed sale and/or to consent in writing to the proposed sale; (iii) waive all dissenters or appraisal or similar rights if any in connection with the proposed sale; (iv) enter into agreements relating to the proposed sale; (v) agree (as to itself) to make to the proposed purchaser the same representations, covenants and indemnities as AB Acquisitions agrees to make in connection with the proposed sale; and (vi) use commercially reasonable efforts to take or cause to be taken all other actions as may be reasonably necessary to consummate the proposed sale. If AB Acquisitions (acting at the direction of the KKR Investors) does not exercise its drag-along rights, such transfer will be subject to the tag-along rights described above.

IPO. During the Post-Call Option Period, AB Acquisitions (acting at the direction of the KKR Investors) may (subject to certain exceptions): (i) establish the timing structure pricing and other terms and conditions of any IPO; and (ii) approve any recapitalization transactions, provided that no recapitalization transaction shall be permitted if such recapitalization transaction would materially adversely impact any shareholder relative to any other shareholder, without the prior written consent of such adversely affected shareholder. If required by AB Acquisitions (acting at the direction of the KKR Investors), Walgreens shall participate proportionally with the SP Investors and the KKR Investors in an IPO, provided, that Walgreens shall have the right to elect to participate up to proportionately with the SP Investors and the KKR Investors in any IPO which includes securities to be sold by the shareholders if AB Acquisitions does not exercise its right to require Walgreens to participate in such IPO.

Information Rights. Alliance Boots will provide to each shareholder certain information relating to Alliance Boots, including financial statements, access to books and records of Alliance Boots, and such other financial or other information regarding Alliance Boots and its subsidiaries or their operations, activities, finances, and accounts as may already exist and as may reasonably be requested. In addition, for so long as Walgreens is a shareholder, as soon as practicable after a written request from Walgreens, Alliance Boots will provide to Walgreens certain information reasonably requested with respect to certain tax matters, including preparing and filing tax returns. As long as Walgreens beneficially owns at least 5% of the Alliance Boots ordinary shares, Alliance Boots must use its reasonable best efforts to prepare and provide or assist Walgreens in preparing, in a reasonably timely fashion, upon reasonable prior request by Walgreens, certain financial information and other data of information to the extent necessary to comply with GAAP or other obligations under applicable law or the rules of any self-regulatory organization or to apply the equity method of accounting in accordance with GAAP or U.S. generally accepted auditing standards and applicable law.

Non-Compete. Until the date that is the first anniversary of the earlier of the last day of the Call Exercise Period and the Governance Clawback Date, Walgreens, Alliance Boots, and AB Acquisition each agrees that it shall not, directly or indirectly, own, manage, participate in, or benefit from, the ownership, management or operation of, or have a beneficial ownership interest in, certain Walgreens competitors (in the case of Alliance Boots and AB Acquisitions) and certain Alliance Boots competitors (in the case of Walgreens), except that this restriction will not prohibit:

•	passive investments of less than 5% of any publicly traded company;

•	operation of any businesses already conducted by Alliance Boots and its subsidiaries or Walgreens and its subsidiaries, as applicable, as of the date of the AB Shareholders Agreement, in the lines of business and in the geographic markets in which they were actively engaged as of such date;

•	performance of any act or any business conducted by WBAD and any other joint venture between Alliance Boots and Walgreens;

•	performance of acts expressly required by the transaction documents; or

•	the acquisition of a business or 50% or more of the outstanding equity interests (or an otherwise controlling interest) of a business that conducts the business of a Walgreens competitor or Alliance Boots competitor, as applicable, and, prior to the acquisition of such business, the business derived not more than 10% of its revenues from activities conducted by a Walgreens competitor or Alliance Boots competitor, as applicable.

Non-Solicitation. Until the date that is the first anniversary of the earlier of the last day of the Call Exercise Period and the Governance Clawback Date (i) each shareholder shall not (and shall use its reasonable efforts to procure that its affiliates do not) and (ii) each shareholder (other than Walgreens and certain permitted transferees of Walgreens) and Alliance Boots shall not, and Alliance Boots shall cause its subsidiaries not to (and each shareholder and Alliance Boots shall use its reasonable efforts to procure that its affiliates do not), initiate or conduct any discussions about future employment with, or employ, any senior manager, in the case of clause (i), or member of the management team of Walgreens and its subsidiaries with a title of Vice-President or higher, in the case of clause (ii), without the approval of the Alliance boots Board (acting by simple majority of the disinterested directors), in the case of clause (i), or without the approval of the board of directors of Walgreens (acting by simple majority of its disinterested directors), in the case of clause (ii), and, in each case, shall not make any offers to any such executive, provided that such prohibition shall not apply to solicitations for employment or employment of any such executive (x) resulting from general, non-targeted media advertising, (y) six months following cessation of such executive’s employment without any encouragement by such party or its affiliates, or (z) in the case of clause (i), by Walgreens, following exercise of the Call Option in accordance with the Purchase and Option Agreement, so long as employment by Walgreens of any such executive remains conditioned in all respects on the completion of the Second Step Closing.

Term. The AB Shareholders Agreement terminates upon the earlier of: (i) the written consent of Walgreens and AB Acquisitions; (ii) the completion of the Step 2 Acquisition; (iii) after a Qualified Public Offering, the first date on which Walgreens owns fewer shares than the aggregate number of publicly listed and traded shares; and (iv) the 25th anniversary of the First Step Closing Date.

REORGANIZATION MERGER AGREEMENT

This section of this proxy statement/prospectus describes the material terms of the Reorganization Merger Agreement, dated [                    ], by and among Walgreens, Walgreens Boots Alliance and Merger Sub. The following summary must be read in conjunction with the Reorganization Merger Agreement, a copy of which is attached as Annex A to this document and is incorporated herein by reference. You are urged to read the full text of the Reorganization Merger Agreement as it is the legal document that governs The Reorganization.

The Reorganization Merger Agreement has been included for your convenience to provide you with information regarding its terms, and we recommend that you read it in its entirety.

The Parties:

•	Walgreen Co.

•	Walgreens Boots Alliance. Walgreens Boots Alliance is a new corporation incorporated under the laws of Delaware, formed as a wholly owned subsidiary of Walgreens in order to effect the Reorganization. To date, Walgreens Boots Alliance has not conducted any material activities other than those incident to its formation and the matters contemplated by Reorganization Merger Agreement.

•	Merger Sub. Merger Sub is a new corporation incorporated under the laws of Illinois, formed as a wholly owned subsidiary of Walgreens Boots Alliance in order to effect the Reorganization. To date, Walgreens Boots Alliance has not conducted any material activities other than those incident to its formation and the matters contemplated by Reorganization Merger Agreement.

Description of the Reorganization and the Reorganization Merger Agreement:

The Reorganization Merger Agreement provides that Merger Sub will merge with and into Walgreens, with Walgreens surviving the Reorg Merger as a wholly owned subsidiary of Walgreens Boots Alliance.

At the effective time of the Reorg Merger, issued and outstanding shares of Walgreens common stock will be converted automatically into the right to receive shares of Walgreens Boots Alliance common stock, on a one-for-one basis. Walgreens shareholders will own the same number of shares of Walgreens Boots Alliance common stock as they own of Walgreens common stock immediately prior to the completion of the Reorganization, and, after taking into account the completion of the Step 2 Acquisition, such shares will represent the same ownership percentage of Walgreens Boots Alliance as they would have of Walgreens immediately following the completion of the Step 2 Acquisition without the Reorganization. See also “The Transactions—Rights of Walgreens Shareholders Dissenting from the Reorganization Merger Agreement and Reorganization”; “Description of Walgreens Boots Alliance Capital Stock”; and “Comparison of Shareholder Rights Before and After the Reorganization.”

Upon completion of the Reorganization, Walgreens Boots Alliance common stock will be listed on [                    ] under the ticker symbol “[    ]”. Currently, Walgreens common stock is listed on the NYSE, NASDAQ and the Chicago Stock Exchange under the symbol “WAG.”

The Reorganization is conditioned upon, and will not be completed unless, the Share Issuance and the Step 2 Acquisition are completed immediately following the completion of the Reorganization, even if the requisite number of shareholders vote in favor of the Reorganization Proposal.

In connection with the Reorganization, Walgreen’s equity-based award plans will be assumed by Walgreens Boots Alliance and each Walgreens stock option, restricted stock unit award, performance share award and deferred stock unit award outstanding pursuant to these plans immediately prior to the effective time of the Reorg Merger will be automatically converted into an equivalent award with respect to the number of shares of common stock of Walgreens Boots Alliance that is equal to the number of shares of Walgreens common stock to which the award related immediately prior to the effective time of the Reorg Merger, which equivalent award will otherwise have the same terms, and be subject to the same conditions, that were applicable to such award immediately prior to the effective time of the Reorg Merger, as set forth in the applicable plan under which the award was granted and in the agreement reflecting the award.

Conditions to Completion of the Reorganization:

The completion of the Reorg Merger and the Reorganization depends on the satisfaction or waiver of several conditions, including the following:

•	adoption of the Reorganization Merger Agreement and approval of the Reorganization by Walgreens shareholders;

•	no law, statute, rule or regulation, order, judgment, writ, injunction, decree, settlement or stipulation exists or has been enacted, entered, promulgated or enforced by any governmental authority, which prohibits or makes illegal the completion of the Reorg Merger;

•	receipt of necessary regulatory approvals, licenses and third party consents;

•	the satisfaction or waiver of each of the conditions to closing set forth in the Purchase and Option Agreement with respect to the Step 2 Acquisition, and written confirmation by each of the parties to the Purchase Option Agreement that each such party stands ready to, and will, consummate the Step 2 Acquisition immediately following the consummation of the Reorg Merger and the Reorganization;

•	no stop order suspending the effectiveness of the registration statement of which this proxy statement/prospectus forms a part shall be in effect and no proceeding for such purpose shall be pending before or threatened by the Commission;

•	the approval of the listing on each of [ ] of Walgreens Boots Alliance’s common stock to be issued in connection with the Reorganization; and

•	the receipt by Walgreens of an opinion from Wachtell, Lipton, Rosen & Katz satisfactory to Walgreens to the effect that the Reorg Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or a transaction described in Section 351 of the Code.

Termination of the Merger Agreement:

Walgreens may terminate the Reorganization Merger Agreement at any time, even after adoption by Walgreens’ shareholders, if the Board determines to do so. In addition, the Reorganization Merger Agreement will automatically terminate upon the termination of the Purchase and Option Agreement prior to the completion of the Step 2 Acquisition.

No Exchange of Stock Certificates. In the Reorganization, your shares of Walgreens common stock will be converted automatically into shares of Walgreens Boots Alliance common stock. Your certificates of Walgreens common stock, if any, will represent, before and after the Reorganization, an equal number of shares of Walgreens common stock, and no action with regard to stock certificates will be required on your part. We expect to send you a notice after the Reorganization is completed specifying this and other relevant information.

No Fractional Shares. No person will receive fractional Walgreens Boots Alliance shares in the Reorg Merger.

Amendment and Waiver:

The Reorganization Merger Agreement may be amended only by a written instrument executed by all parties to the Reorganization Merger Agreement, whether before or after approval of the matters presented in connection with the Reorg Merger by the Walgreens shareholders; provided, that, after any such approval, no amendment may be made for which applicable law or the rules of any relevant stock exchange would require further approval by such shareholders, without obtaining such further approval.

Governing Law:

The Reorganization Merger Agreement is governed by, and interpreted and construed by and in accordance with, the laws of the State of Illinois.

OTHER AGREEMENTS AND ARRANGEMENTS

Commercial Transactions and Arrangements with Alliance Boots

Walgreens and Alliance Boots and/or their respective affiliates have engaged, and expect to continue to engage, in commercial transactions and arrangements from time to time in connection with initiatives intended to help realize potential synergies across both companies. Walgreens and Alliance Boots established WBAD in 2012, a 50/50 global sourcing joint venture that Walgreens consolidates for financial reporting purposes. During Walgreens’ fiscal year ending August 31, 2013 and nine-month period ended May 31, 2014, in connection with the activities of WBAD and related purchasing synergy initiatives: (i) Walgreens made aggregate payments of $19.8 million and $40.5 million, respectively, to Alliance Boots and $15.2 million and $71.0 million, respectively to WBAD; (ii) Alliance Boots made aggregate payments of $0.3 million and $0.2 million, respectively, to Walgreens and $4.0 million and $3.3 million, respectively, to WBAD; and (iii) WBAD made aggregate payments of $4.4 million and $143.5 million, respectively, to Alliance Boots and $4.2 million and $292.9 million, respectively, to Walgreens. In addition, we and Alliance Boots engage in related party sales transactions on select front end merchandise and goods not for resale on arm’s-length terms. During our fiscal year ending August 31, 2013 and nine-month period ended May 31, 2014, these transactions with Alliance Boots resulted in aggregate purchases by us of $13.5 million and $20.1 million, respectively. We also reimbursed Alliance Boots for certain administrative costs of $4.4 million and $3.0 million, respectively, during those periods. At May 31, 2014, amounts owed by Walgreens to Alliance Boots were $14.5 million.

Option Related to Alliance Boots’ Russia Business

On August 4, 2014, Alliance Boots transferred a 51% interest in the holding company of Alliance Boots’ business in Russia to AB Acquisitions in exchange for a promise to pay £3 million. Alliance Boots also granted AB Acquisitions a put option to sell such 51% interest back to Alliance Boots for £3 million, exercisable during a period following the closing of the Step 2 Acquisition. AB Acquisitions also granted a call option, exercisable during a period following the closing of the Step 2 Acquisition, to Alliance Boots to purchase such 51% interest from AB Acquisitions for £3 million.

Secondment Agreement

We entered into a Secondment Agreement with Alliance Boots Management Services Limited, an affiliate of Alliance Boots, in September 2013 (the “Secondment Agreement”), pursuant to which Alliance Boots may second certain of its employees to us for particular assignments. During their service with us, the seconded employees will continue to be paid by and participate in the employee benefit plans of Alliance Boots. We will reimburse Alliance Boots for certain costs of each seconded employee’s compensation and benefits during the secondment period in accordance with the terms and conditions of the Secondment Agreement, a copy of which was filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended August 31, 2013, which is incorporated by reference in this proxy statement/prospectus. The compensation arrangements applicable to each seconded employee will be described in individual assignment letters. Alexander Gourlay, who served as Chief Executive of the Health & Beauty Division of Alliance Boots from January 2009 to September 2013, has been seconded to Walgreens pursuant to the Secondment Agreement and has served as our Executive Vice President, President of Customer Experience and Daily Living since October 1, 2013. Pursuant to his assignment letter with Alliance Boots Management Services Limited, Mr. Gourlay receives an annual salary of £572,000 (approximately $[        ] based on exchange rates as of [            ]), subject to cost of living adjustments, and during his secondment will be eligible to participate in Walgreens’ Management Incentive Plan with a target bonus for fiscal 2014 equal to 100% of his salary. The final amount of any bonus will depend upon Walgreens’ performance determined by the Compensation Committee of the Board in accordance with the plan. Mr. Gourlay will receive certain other benefits, including relocation assistance, continued participation in certain Alliance Boots long-term incentive arrangements (e.g., the MEP), potential payments to conform the effects of U.S. taxation to UK taxation, and a contribution to his Alliance Boots pension equal to 40% of his salary, in accordance with the terms and conditions of his assignment letter, a copy of which was filed as an exhibit to our

Annual Report on Form 10-K for the fiscal year ended August 31, 2013, which is incorporated by reference in this proxy statement/prospectus. In connection with the completion of the Transactions, Mr. Gourlay is expected to become Executive Vice President of Walgreens Boots Alliance and President of Walgreens. See “Where You Can Find More Information,” “Directors and Executive Officers of Walgreens Boots Alliance Immediately Following the Completion of the Transactions,” and “Walgreens’ Directors and Executive Officers May Have Financial Interests in the Transactions.”

AmerisourceBergen Arrangements and Transactions

On March 18, 2013, Walgreens and Alliance Boots entered into a relationship with ABC, which includes, among other things, a pharmaceutical distribution contract between Walgreens and ABC (the “Distribution Agreement”), and an agreement governing the purchase by ABC of generic drugs through WBAD (the “Generics Agreement”).

Framework Agreement. In connection with the establishment of this relationship, Walgreens, Alliance Boots and ABC entered into a Framework Agreement dated as of March 18, 2013, pursuant to which (1) Walgreens and Alliance Boots together were granted the right to purchase a minority equity position in ABC, beginning with the right, but not the obligation, to purchase up to 19,859,795 shares of ABC common stock (approximately 7% of the then fully diluted equity of ABC, assuming the exercise in full of the Warrants described below) in open market transactions (the “Initial Open Market Shares”); (2) Walgreens Pharmacy Strategies, LLC (“Walgreens PS”), a wholly-owned subsidiary of Walgreens, and Alliance Boots Luxembourg S.à r.l. (“AB Luxembourg”), a wholly-owned subsidiary of Alliance Boots, were each issued (a) a warrant to purchase up to 11,348,456 shares of ABC common stock at an exercise price of $51.50 per share exercisable during a six-month period beginning in March 2016 (collectively, “Warrant 1”), and (b) a warrant to purchase up to 11,348,456 shares of ABC common stock at an exercise price of $52.50 per share exercisable during a six-month period beginning in March 2017 (collectively with Warrant 1, the “Warrants”). The exercisability of the Warrants is subject to acceleration in certain circumstances. The Warrants collectively represent approximately 16% of the outstanding ABC common stock as of the date of the Framework Agreement on a fully-diluted basis, assuming exercise in full of the Warrants. The Framework Agreement also provides that, if at any time during the period when Warrant 1 is exercisable the market price of ABC common stock is less than the then-applicable exercise price of Warrant 1, the holders of Warrant 1 will have the right to acquire in open market transactions up to an aggregate total 14,185,570 additional shares of ABC common stock (the “Additional Open Market Shares”, and together with the Initial Open Market Shares, the “Open Market Purchase Rights”), which represents approximately 5% of the outstanding ABC common stock as of the date of the Framework Agreement on a fully-diluted basis, assuming exercise in full of the Warrants. The number of shares issuable upon the exercise of Warrant 1 would be reduced on a one-for-one basis by any acquisitions of Additional Open Market Shares.

If at any time the Generics Agreement has been terminated (1) by ABC because of a material breach by, or insolvency of, WBAD or (2) by mutual agreement of ABC and WBAD or for certain legal reasons, ABC may cancel any unexercised Warrants and Open Market Purchase Rights. In the case of the foregoing clause (2), if ABC cancels any unexercised Warrants and Open Market Purchase Rights, Walgreens may cause the term of the Distribution Agreement to be reduced to the greater of (a) a four-year term and (b) two years from the date it elects to exercise this right. In addition, in the event that the Distribution Agreement is terminated by Walgreens because of a material breach by ABC, the Framework Agreement provides for the manner in which the transactions contemplated by the Framework Agreement would be unwound.

The parties and affiliated entities also entered into certain related agreements governing relations between and among the parties thereto, including (1) an AmerisourceBergen Shareholders Agreement, dated as of March 18, 2013 (the “ABC Shareholders Agreement”); (2) the Transaction Rights Agreement described below; and (3) the Limited Liability Company Agreement of WAB Holdings LLC, a newly-formed limited liability company (“WAB Holdings”) jointly owned by Walgreens and Alliance Boots for the purpose of acquiring and holding ABC common stock.

ABC Shareholders Agreement. The ABC Shareholders Agreement sets forth certain governance arrangements and contains various provisions relating to the acquisition of additional equity interests in ABC, prohibitions on taking certain actions relating to ABC, stock purchase rights, transfer restrictions, board representation, voting arrangements, registration rights and other matters. Pursuant to the ABC Shareholders Agreement, upon Walgreens and Alliance Boots, together with their respective wholly-owned subsidiaries and WAB Holdings (collectively, the “Investors”), collectively owning 5% or more of the ABC common stock, Walgreens is entitled to designate one director to the Board of Directors of ABC (the “ABC Board”). As of August 31, 2014, WAB Holdings has acquired 11,461,043 Initial Open Market Shares, representing approximately 5% of the outstanding shares of ABC common stock, and, accordingly, on May 15, 2014, the ABC Board elected Mr. Wasson, Walgreens’ President and Chief Executive Officer, to the ABC Board.

In addition, upon the later to occur of (1) the exercise in full of Warrant 1 and (2) the acquisition in full by the Investors of the Initial Open Market Shares, Walgreens will be entitled to designate a second director to the ABC Board (subject to certain rights of Alliance Boots in respect of selecting such designee). If the Investors divest equity securities of ABC such that they collectively own less than 14%, but at least 5%, of the ABC common stock, Walgreens will no longer be entitled to designate two directors to the ABC Board and will only be entitled to designate one director to the ABC Board. If the Investors divest equity securities of ABC such that they collectively own less than 5% of the ABC common stock, Walgreens would no longer be entitled to designate any directors to the ABC Board.

For so long as Walgreens has the right to designate a director to the ABC Board, subject to certain exceptions, including matters related to acquisition proposals, the Investors will be obligated to vote all of their shares of ABC common stock in accordance with the recommendation of the ABC Board on all matters submitted to a vote of ABC’s stockholders (including the election of directors). The ABC Shareholders Agreement contains, among other things, certain restrictions on the Investors’ ability to transfer the Warrants and their shares of ABC common stock. The ABC Shareholders Agreement further provides that Walgreens and Alliance Boots cannot transfer ABC common stock or other voting securities to certain prohibited transferees and in other specified circumstances. The ABC Shareholders Agreement also contains certain standstill provisions that, among other things, and subject to certain exceptions, prohibit the Investors and their respective affiliates from acquiring additional shares of ABC common stock. The ABC Shareholders Agreement also provides that from and after the expiration of the transfer restrictions set forth in the ABC Shareholders Agreement, the Investors will be granted certain registration rights with respect to ABC common stock. In addition, pursuant to the terms of the ABC Shareholders Agreement, Walgreens and Alliance Boots have preemptive rights to purchase their respective proportionate share of equity securities in future issuances of equity securities by ABC. These purchase rights do not apply to issuances in connection with conversions of certain convertible securities, equity compensation plan awards and certain other types of issuances. The ABC Shareholders Agreement will, subject to certain exceptions, terminate when the Investors’ collective beneficial ownership of ABC common stock decreases to less than 5%.

The Transaction Rights Agreement and WAB Holdings LLC Agreement. In connection with entering into the Framework Agreement, the ABC Shareholders Agreement and the issuance of the Warrants, Walgreens, Walgreens PS, Alliance Boots, AB Luxembourg and WAB Holdings entered into a Transaction Rights Agreement, dated as of March 18, 2013 (the “Transaction Rights Agreement”). The Transaction Rights Agreement provides, among other things, that, in general, unless and until Walgreens fails to complete the Step 2 Acquisition, WAB Holdings will be the sole vehicle through which Walgreens and Alliance Boots acquire equity securities of ABC (other than the Warrants, which were issued by ABC to each of Walgreens PS and AB Luxembourg), including, without limitation, any Initial Open Market Shares. If the Warrants become exercisable prior to the completion or failure of the Step 2 Acquisition, the Transaction Rights Agreement (together with the Limited Liability Company Agreement of WAB Holdings (the “LLC Agreement”), entered into by Walgreens PS and AB Luxembourg on March 18, 2013), provides that WAB Holdings will acquire 100% of the Warrants from Walgreens PS and AB Luxembourg, in exchange for a payment by WAB Holdings equal to the fair market value of the Warrants as of their date of issuance (the “Warrants Transfer”).

The LLC Agreement provides that, subject to certain exceptions, WAB Holdings will be managed by a board of managers, comprised of two managers selected by Walgreens PS and two managers selected by AB Luxembourg. Under the LLC Agreement, Walgreens PS agreed to provide WAB Holdings with funding in connection with any acquisition of ABC common stock pursuant to the arrangements described above, including the Initial Open Market Shares, as well as to complete the Warrants Transfer. Walgreens PS provided WAB Holdings with approximately $224 million and $493 million of funding during Walgreens’ fiscal year ending August 31, 2013 and nine-month period ended May 31, 2014, respectively. The LLC Agreement also provides that, upon certain events, including (at the election of AB Luxembourg (an “Equity Transfer Election”)) the failure to complete the Step 2 Acquisition, AB Luxembourg will pay to Walgreens PS an amount equal to approximately 50% of the aggregate amount of funding theretofore provided by Walgreens PS to WAB Holdings to acquire ABC equity securities (including pursuant to the Warrants Transfer), plus interest, following which WAB Holdings will dissolve, resulting in each of Walgreens PS and AB Luxembourg receiving 50% of the ABC equity securities and other assets (if any) then held by WAB Holdings (a “50/50 Dissolution”). In the event of the failure to complete the Step 2 Acquisition, if AB Luxembourg does not make the Equity Transfer Election, Walgreens PS would thereafter solely own 100% of the ABC equity securities and other assets (if any) held by WAB Holdings, and either (1) AB Luxembourg will be required to make a payment to Walgreens PS or (2) Walgreens PS will be required to make a payment to AB Luxembourg, in either case in an amount calculated to achieve the same economic outcome (based on the then-current market price of ABC common stock) as a 50/50 Dissolution for each of AB Luxembourg and Walgreens PS.

The Transaction Rights Agreement also provides that, following a failure to complete the Step 2 Acquisition, subject to certain exceptions and to the extent the standstill provisions of the ABC Shareholders Agreement are still applicable, each of Walgreens and Alliance Boots will not acquire equity securities of ABC if such acquisition would cause its beneficial ownership of ABC common stock to exceed its pro rata share of the applicable standstill level under the ABC Shareholders Agreement. The Transaction Rights Agreement also provides that, if Walgreens fails to complete the Step 2 Acquisition, to the extent that Walgreens is entitled under the ABC Shareholders Agreement to designate two directors to the ABC Board, the second director will be an executive officer of Alliance Boots, designated by the Board in consultation with and at the direction of Alliance Boots.

See “Where You Can Find More Information.”

LEGAL MATTERS

The validity of the Walgreens Boots Alliance common stock to be issued in connection with the Reorganization described in this proxy statement/prospectus is being passed upon by Wachtell, Lipton, Rosen & Katz. Certain U.S. federal income tax consequences relating to the Reorg Merger will also be passed upon for Walgreens by Wachtell, Lipton, Rosen & Katz.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Walgreen Co. Annual Report on Form 10-K for the fiscal year ended August 31, 2013 and the effectiveness of Walgreens’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports (1) expresses an unqualified opinion on the consolidated financial statements for the fiscal year ended August 31, 2013 and includes an explanatory paragraph indicating that their report is based in part on the report of KPMG Audit Plc, an independent registered public accounting firm, which is also incorporated herein by reference with respect to the consolidated financial statements of Alliance Boots GmbH (which Walgreens accounts for using the equity method of accounting on a three month lag) insofar as it relates to the amounts included for the Walgreens’ equity investment and equity earnings in Alliance Boots GmbH, on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board, as of and for the ten months ended May 31, 2013 and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

KPMG Audit Plc’s qualified report on the interim consolidated financial statements of Alliance Boots GmbH contains an explanatory paragraph that states that these interim consolidated financial statements have been prepared solely for the purpose of accounting for Alliance Boots GmbH as an equity method investee in the consolidated financial statements of Walgreen Co. as of and for the year ended August 31, 2013 and that no comparative financial information is presented.

The consolidated financial statements of Alliance Boots GmbH as of March 31, 2014 and 2013, and for each of the years in the three-year period ended March 31, 2014, have been incorporated in this prospectus by reference from the Walgreen Co. Current Report on Form 8-K filed May 15, 2014, in reliance upon the report of KPMG LLP, independent auditors, which is incorporated herein by reference, and upon the authority of such firm as experts in accounting and auditing.

WALGREENS ANNUAL MEETING SHAREHOLDER PROPOSALS

Walgreens does not expect to hold an annual meeting of shareholders while the Transactions are pending and will hold an annual meeting during its fiscal year ending August 31, 2015 only if the Reorganization has not been completed. Walgreens will disclose publicly as promptly as practicable an anticipated date for an annual meeting of shareholders of HoldCo during its fiscal year ending August 31, 2015, assuming the Reorganization will have been completed, which is currently intended to be held as promptly as practicable following the completion of the Transactions.

If Walgreen Co. holds an annual meeting on or prior to February 7, 2015, and you want Walgreens to consider including a proposal in its 2015 proxy statement, your shareholder proposal must have been delivered in writing to Walgreens’ Corporate Secretary, Walgreen Co., 108 Wilmot Road, Deerfield, Illinois 60015 by July 28, 2014. If the date of Walgreens’ 2015 annual meeting (if held) is after February 7, 2015, the deadline will be a reasonable time before Walgreens begins to print and send its proxy materials, which date will be announced by Walgreens), and such proposal and your submission thereof must comply with applicable Commission rules and regulations regarding the inclusion of shareholder proposals in company-sponsored proxy materials.

If you want to present a proposal or nominate a candidate for election to the Board at Walgreens’ 2015 annual meeting (if held) but do not wish to have it included in Walgreens’ proxy statement, you must submit the proposal in writing to Walgreens’ Corporate Secretary, Walgreen Co., 108 Wilmot Road, Deerfield, Illinois 60015 (1) if the date of Walgreens’ 2015 annual meeting (if held) is on or prior to March 9, 2015, then on or after September 10, 2014 and no later than October 10, 2014 or, (2) if the date of Walgreens’ 2015 annual meeting (if held) is after March 9, 2015, then between (i) the close of business on the 120th day prior to the date of the annual meeting and (ii) the later of the close of business on the 90th day prior to the date of the annual meeting or the close of business on the 10th day after the first public announcement of the date of the annual meeting by Walgreens). Shareholder proposals must be in proper written form and must meet the detailed disclosure requirements set forth in Walgreens’ bylaws, including a description of the proposal, the relationship between the proposing shareholder and the underlying beneficial owner, if any, and such parties’ stock holdings and derivative positions in Walgreens’ securities. Walgreens’ bylaws also require that shareholder proposals concerning nomination of directors provide additional disclosure, including information Walgreens deems appropriate to ascertain the nominee’s qualifications to serve on the Board, disclosure of compensation arrangements between the nominee, the nominating shareholder and the underlying beneficial owner, if any, and other information required to comply with the proxy rules and applicable law.

If you would like a copy of these provisions, please contact Walgreens’ Corporate Secretary at the above address, or access Walgreens’ bylaws in the Corporate Governance section of its investor relations website at investor.walgreens.com. Failure to comply with Walgreens’ bylaw procedures and deadlines may preclude presentation of the matter or nomination of the applicable candidate for election at Walgreens’ 2015 annual meeting (if held).

SHAREHOLDERS SHARING AN ADDRESS

Only one copy of this proxy statement/prospectus is being delivered to multiple shareholders of Walgreens sharing an address unless Walgreens has previously received contrary instructions from one or more of such shareholders. On written or oral request to the Secretary of Walgreens, 108 Wilmot Road, Deerfield, Illinois 60015 or (847) 315-2500, Walgreens will deliver promptly a separate copy of this proxy statement/prospectus to a shareholder at a shared address to which a single copy of the documents was delivered.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Walgreens Boots Alliance’s certificate of incorporation and bylaws to be in effect upon completion of the Reorganization provide for indemnification for current and former directors. See “Limitation on Liability of Directors.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and persons controlling us, we have been advised that it is the Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Board knows of no matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the Special Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

Walgreens Boots Alliance has filed with the Commission a registration statement under the Securities Act that registers the issuance of the shares of Walgreens Boots Alliance common stock to be issued in connection with the Reorganization. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Walgreens Boots Alliance, Walgreens and Alliance Boots. The rules and regulations of the Commission allow us to omit certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Walgreens, who file electronically with the Commission. The address of the site is http://www.sec.gov. The reports and other information filed by Walgreens with the Commission are also available at Walgreens’ Internet website. The address of the site is investor.walgreens.com. We have included the web address of the Commission and Walgreens as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

The Commission allows the incorporation by reference into this document of certain information relating to Walgreens. This means that we can disclose important information to you regarding Walgreens by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Walgreens previously filed with the Commission. They contain important information about Walgreens and its financial condition.

Walgreen Co. SEC Filings (SEC File No. 001-00604; CIK No. 104207)	Period or Date Filed
Annual Report on Form 10-K	Year ended August 31, 2013
Quarterly Reports on Form 10-Q	Quarters ended November 30, 2013, February 28, 2014 and May 31, 2014
Current Reports on Form 8-K	January 14, 2014, March 25, 2014, May 15, 2014, July 24, 2014, August 4, 2014, August 6, 2014, August 8, 2014 and September 8, 2014

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this proxy statement/prospectus.

In addition, Walgreens also incorporates by reference additional documents that it files with the Commission under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of the initial registration statement (of which this document forms a part) and prior to the date of the Special Meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Documents incorporated by reference regarding Walgreens are available from Walgreens without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Walgreens at the following address:

Walgreen Co.

108 Wilmot Road

Deerfield, Illinois 60015

Telephone: (847) 315-2361

Attention: Investor Relations

Email: investor.relations@walgreens.com

Walgreens shareholders requesting documents should do so by [        ] to receive them before the Special Meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Walgreens, Walgreens will mail them to you by first class mail, or another equally prompt means after it receives your request.

None of Walgreens, Walgreens Boots Alliance or Alliance Boots has authorized anyone to give any information or make any representation about the Transactions or any of the parties that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

EXECUTION COPY

ANNEX B-1

PURCHASE AND OPTION AGREEMENT

by and among

ALLIANCE BOOTS GMBH,

AB ACQUISITIONS HOLDINGS LIMITED,

and

WALGREEN CO.,

dated as of June 18, 2012

Page
ARTICLE I INTERPRETATION		B-1-2
Section 1.01	Definitions	B-1-2

ARTICLE II FIRST STEP ACQUISITION		B-1-21
Section 2.01	Purchase and Sale of the First Step Company Shares	B-1-21
Section 2.02	Pre-First Step Closing MEP Restructuring	B-1-21
Section 2.03	First Step Closing Date and Place	B-1-22
Section 2.04	First Step Closing Actions	B-1-22
Section 2.05	Adjustments	B-1-23
Section 2.06	Withholding	B-1-24
Section 2.07	Purchase Price Allocation	B-1-24

ARTICLE III SECOND STEP ACQUISITION		B-1-25
Section 3.01	Call Option	B-1-25
Section 3.02	Purchase and Sale of the Second Step Company Shares	B-1-25
Section 3.03	Pre-Second Closing MEP Restructuring	B-1-26
Section 3.04	Second Step Closing Date and Place	B-1-27
Section 3.05	Second Step Closing Actions	B-1-27
Section 3.06	Adjustments	B-1-29
Section 3.07	Clawback Option	B-1-30

ARTICLE IV REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY		B-1-32
Section 4.01	Organization and Qualification	B-1-32
Section 4.02	Authority; Execution and Delivery; Enforceability	B-1-33
Section 4.03	No Conflicts; Consents	B-1-33
Section 4.04	Capitalization	B-1-34
Section 4.05	Financial Statements; Internal Controls	B-1-35
Section 4.06	Undisclosed Liabilities	B-1-36
Section 4.07	Proceedings	B-1-36
Section 4.08	Material Contracts	B-1-36
Section 4.09	Compliance with Legal Requirements; Permits	B-1-37
Section 4.10	Absence of Certain Developments	B-1-37
Section 4.11	Insurance	B-1-38
Section 4.12	Environmental Matters	B-1-38
Section 4.13	Intellectual Property	B-1-39
Section 4.14	Real Property	B-1-39
Section 4.15	Related Party Transactions	B-1-40
Section 4.16	Tax Matters	B-1-40
Section 4.17	Employment Matters	B-1-42
Section 4.18	Company Benefit Plans	B-1-42
Section 4.19	Certain Labor Matters	B-1-44
Section 4.20	Brokers	B-1-44
Section 4.21	Company Information	B-1-44
Section 4.22	Foreign Business	B-1-44
Section 4.23	Restrictions on the Transaction	B-1-45
Section 4.24	No Additional Representations	B-1-45

B-1-i

Page
ARTICLE V REPRESENTATIONS AND WARRANTIES REGARDING THE SELLER		B-1-45
Section 5.01	Organization and Qualification	B-1-45
Section 5.02	Authority; Execution and Delivery; Enforceability	B-1-46
Section 5.03	No Conflicts; Consents	B-1-46
Section 5.04	Proceedings	B-1-47
Section 5.05	Brokers	B-1-47
Section 5.06	Ownership of Interests	B-1-47
Section 5.07	Investment Decision	B-1-48
Section 5.08	Seller Information	B-1-48
Section 5.09	No Additional Representations	B-1-48
Section 5.10	Independent Investigation	B-1-48

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE BUYER		B-1-49
Section 6.01	Organization and Qualification	B-1-49
Section 6.02	Authority; Execution and Delivery; Enforceability	B-1-49
Section 6.03	No Conflicts; Consents	B-1-50
Section 6.04	Capitalization	B-1-51
Section 6.05	Reports	B-1-52
Section 6.06	Financial Statements; Internal Controls	B-1-52
Section 6.07	Undisclosed Liabilities	B-1-53
Section 6.08	Proceedings	B-1-53
Section 6.09	Buyer Information	B-1-53
Section 6.10	Availability of Funds	B-1-53
Section 6.11	Brokers	B-1-53
Section 6.12	Investment Decision	B-1-53
Section 6.13	Absence of Certain Developments	B-1-54
Section 6.14	No Additional Representations	B-1-54
Section 6.15	Independent Investigation	B-1-54

ARTICLE VII COVENANTS		B-1-54
Section 7.01	Covenants Relating to Conduct of Business	B-1-54
Section 7.02	Access to Information Prior to the First Step Closing; Confidentiality Agreement	B-1-57
Section 7.03	Further Actions	B-1-58
Section 7.04	Regulatory and Other Authorizations	B-1-58
Section 7.05	Proxy Statement; Shareholder Approval	B-1-60
Section 7.06	Notifications	B-1-61
Section 7.07	Public Announcement	B-1-61
Section 7.08	Buyer’s Exclusivity	B-1-62
Section 7.09	Informational and Financing Cooperation	B-1-62
Section 7.10	Mandatory Offer Provisions	B-1-64
Section 7.11	Limitation on Purchases and Sales of Common Shares	B-1-64
Section 7.12	JV Agreement	B-1-65
Section 7.13	Affiliate Agreements and Accounts	B-1-65
Section 7.14	Tax Matters	B-1-66
Section 7.15	No Control of Other Party’s Business	B-1-67
Section 7.16	Distribution to Shareholder Distributees	B-1-67
Section 7.17	Alliance Healthcare Italy and Other Matters	B-1-69
Section 7.18	Galenica Shares	B-1-70
Section 7.19	MEP Restructuring	B-1-72
Section 7.20	Employee Matters	B-1-73
Section 7.21	Germany	B-1-74

B-1-ii

Page
ARTICLE VIII CONDITIONS PRECEDENT AND TERMINATION PROVISIONS OF FIRST STEP
	ACQUISITION	B-1-75
Section 8.01	Conditions Precedent to Performance of the Parties	B-1-75
Section 8.02	Conditions Precedent to Performance of the Buyer	B-1-75
Section 8.03	Conditions Precedent to Performance of the Seller	B-1-76
Section 8.04	Termination Prior to First Step Closing	B-1-77

ARTICLE IX CONDITIONS PRECEDENT AND TERMINATION PROVISIONS OF
	SECOND STEP ACQUISITION	B-1-78
Section 9.01	Conditions Precedent to Performance of the Parties	B-1-78
Section 9.02	Conditions Precedent to Performance of the Buyer	B-1-79
Section 9.03	Conditions Precedent to Performance of the Seller	B-1-80
Section 9.04	Termination After the First Step Closing and Prior to the Second Step Closing	B-1-80

ARTICLE X INDEMNIFICATION		B-1-82
Section 10.01	Indemnification by the Seller	B-1-82
Section 10.02	Survival and Notice of Claims	B-1-84
Section 10.03	Remedies	B-1-85
Section 10.04	Third Party Claims	B-1-85
Section 10.05	Tax Treatment of Indemnity Payments	B-1-85
Section 10.06	Indemnification Information Rights	B-1-85

ARTICLE XI GENERAL PROVISIONS		B-1-86
Section 11.01	Whole Agreement; Amendments and Waivers	B-1-86
Section 11.02	Assignment	B-1-87
Section 11.03	Third Party Rights	B-1-87
Section 11.04	Severability	B-1-87
Section 11.05	Transaction Costs	B-1-87
Section 11.06	Notices	B-1-87
Section 11.07	Counterparts	B-1-89
Section 11.08	Certain References	B-1-89
Section 11.09	Rules of Construction	B-1-89
Section 11.10	Governing Law	B-1-89
Section 11.11	Dispute Resolution; Consent to Arbitration	B-1-89
Section 11.12	Specific Performance	B-1-90
Section 11.13	Waiver of Jury Trial	B-1-90
Section 11.14	Other	B-1-91
Section 11.15	No Recourse	B-1-91
Section 11.16	Disclosure Schedules	B-1-91
Section 11.17	Conflicts and Privilege	B-1-91

ANNEX A	Form of Shareholders Agreement
ANNEX B	Form of Buyer Shareholders Agreement

EXHIBIT A	Specified Companies for Purposes of “Prohibited Consideration”
EXHIBIT B	JV Term Sheet
EXHIBIT C	Form of Principal Investor Side Letters
EXHIBIT D	Form of Amended and Restated Charter Documents
EXHIBIT E	List of Guarantors and Form of Limited Guaranty

B-1-iii

PURCHASE AND OPTION AGREEMENT

This PURCHASE AND OPTION AGREEMENT (this “Agreement”) is made as of June 18, 2012, by and among Alliance Boots GmbH, a private limited liability company incorporated under the laws of Switzerland, having its registered office at Baarerstrasse 94, CH 6300 Zug, Switzerland and registered in the Register of Commerce and Companies of the Canton of Zug under No. CH-170.4.007-953-1 (the “Company”), AB Acquisitions Holdings Limited, a private limited liability company incorporated under the laws of Gibraltar, having its registered office at 57/63 Line Wall Road, Gibraltar and registered under No. 98476 (the “Seller”), and Walgreen Co., a corporation organized under the laws of Illinois (the “Buyer”, and together with the Company and the Seller, the “Parties”).

WHEREAS, as of the date hereof, the Seller owns, beneficially and of record, all of the outstanding Company Ordinary Shares;

WHEREAS, at the First Step Closing, the Buyer wishes to purchase from the Seller and the MEP Trustee, and the Seller wishes to, and to cause the MEP Trustee to, sell, to the Buyer, the First Step Company Shares, subject to and on the terms and conditions provided herein;

WHEREAS, subject to and on the terms and conditions provided herein, in consideration in part of the Clawback Option, the Seller wishes to grant to the Buyer, and the Buyer wishes to accept, the Call Option, and the Buyer and the Seller wish to set forth certain agreements regarding the exercise of that Call Option and the potential purchase by the Buyer and the potential sale by the Seller and the MEP Trustee of the Second Step Company Shares at the Second Step Closing;

WHEREAS, each of the Buyer and its Representatives and the Seller, the Company and their Representatives (i) have been provided access to certain books and records, facilities, equipment, Tax Returns, Contracts, Leases, insurance policies and other properties and assets of the other, (ii) have had access to electronic data rooms maintained by the Company and the Buyer, respectively, for purposes of the Transactions, (iii) have conducted an independent investigation of the other and of the Transactions and (iv) have had the opportunity to meet with the Representatives of the other to discuss the business of the other and the Transactions;

WHEREAS, the Seller has delivered, or caused to be delivered, to the Buyer, prior to the execution of this Agreement, the Company Disclosure Schedule and the Seller Disclosure Schedule, each dated as of the date hereof, and the Buyer has delivered to the Seller, prior to the execution of this Agreement, the Buyer Disclosure Schedule, dated as of the date hereof;

WHEREAS, the Buyer, the Company and the Seller will, at the First Step Closing, enter into a shareholders agreement, substantially in the form of Annex A (the “Shareholders Agreement”), providing for certain corporate governance and other matters with respect to the Company and the Company Ordinary Shares from and after the First Step Closing and certain other agreements between the Buyer, the Company and the Seller; and

WHEREAS, the Buyer, Stefano Pessina, Alliance Santé Participations S.A., the KKR Investment Funds and the KKR Principal Investors (each as defined in applicable Principal Investor Side Letter) have, simultaneously with the execution and delivery of this Agreement, entered into the Principal Investor Side Letters, and, if the Guarantee Option is selected by the Seller, the Buyer, the Seller and each of the Persons set forth on Exhibit E (each, a “Guarantor”, and together, the “Guarantors”) will each, at the Second Step Closing, enter into a Limited Guaranty in substantially the form attached hereto as Exhibit E (each a “Limited Guaranty”);

WHEREAS, the Buyer, the Initial KKR Investors, the Initial SP Investors, Kohlberg Kravis Roberts & Co. L.P. and SP (each as defined in the Buyer Shareholders Agreement) will, at the First Step Closing, enter into a shareholders agreement, substantially in the form of Annex B (the “Buyer Shareholders Agreement”), providing

B-1-1

for certain corporate governance and other matters with respect to the Buyer and the holders of First Step Buyer Shares and, if applicable, of the Second Step Buyer Shares and certain other agreements between the Buyer, the Initial Investors (as defined in the Buyer Shareholders Agreement) and KKR;

NOW, THEREFORE, in consideration of the aforesaid premises and of the mutual representations, warranties and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

INTERPRETATION

Section 1.01 Definitions. As used in this Agreement, the following terms shall have the following meanings:

“£” or “GBP” means British pounds sterling.

“AB Acquisitions UK Holdco 3 Limited” means AB Acquisitions UK Holdco 3 Limited, a private company limited by shares organized under the laws of England and Wales, registered at Companies House under company number 06849845 and having its registered office at Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom, which holds 51% of the outstanding share capital of Alliance Healthcare Italy.

“AB Group” means, collectively, the Company, its Subsidiaries and the UK Holdings Group Members, and references to a “member” of the AB Group shall mean any one of them.

“AB Luxco 1” has the meaning set forth in Section 2.02(a).

“AB Principal JVs” mean, collectively, Alliance Healthcare S.A., Guangzhou Pharmaceuticals Corp. and Unidrug Distribution Group Limited, and references to a “AB Principal JV” shall mean any one of them.

“Accounting Firm” has the meaning set forth in Section 2.07.

“Acquisition Proposal” has the meaning set forth in Section 7.08.

“Action” means any lawsuit, claim, complaint, action, formal investigation or proceeding before or by any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person. For the purposes of this Agreement, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, management control, or otherwise. “Controlled” and “Controlling” shall be construed accordingly. Notwithstanding the foregoing, for all purposes of any Transaction Document or any other agreement that expressly incorporates this definition by reference hereto, (i) the Seller shall be deemed an Affiliate of the SP Investors and the KKR Investors, (ii) in no event shall the Company (or any of the other members of the AB Group) be deemed an Affiliate of the Buyer (and vice versa) at any time prior to the Second Step Closing and (iii) in no event shall an Affiliate of any Person include any “portfolio company” (as such term is customarily used among institutional investors) of Kohlberg Kravis Roberts & Co. L.P., any of its Affiliates or any of the KKR Principal Investors so long as such portfolio company has not received any Confidential Information (as defined in the Shareholders Agreement) and none of Kohlberg Kravis Roberts & Co. L.P., any of its Affiliates or

B-1-2

any of the KKR Principal Investors instructs or overtly encourages any such portfolio company to take any action that would violate any provision of this Agreement that would be applicable to such portfolio company were it to be deemed an Affiliate hereunder.

“Agreed Form” means, in relation to any document, the form of that document as initialed on the date of this Agreement for the purpose of identification by or on behalf of the Buyer and the Seller, in each case with such amendments as the Buyer and the Seller (and each other party thereto, as applicable) shall reasonably agree between the Signing Date and the First Step Closing Date.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Alliance Healthcare Italy” means Alliance Healthcare Italia S.p.a., a Societa per azioni organized under the laws of Italy with its registered office at Via Moggia 75A, Lavagna (GE) 16033, Italy, it being understood that 51% of the share capital of Alliance Healthcare Italy is held by AB Acquisitions UK Holdco 3 Limited and 49% is held, indirectly, by the Company.

“Allocation Delivery Date” has the meaning set forth in Section 2.07.

“Anti-Bribery Laws” has the meaning set forth in Section 4.09.

“ANZAG” means Andreae-Noris Zahn AG, a public limited company (Aktien Gesellschaft) organized under the laws of Germany and having its registered office at Solmsstrube 25, 60468 Frankfurt am Main, Germany.

“ANZAG Shares” means the 8,817,190 bearer shares, no par value per share, of ANZAG (ISIN: DE0005047005), owned, as of the date hereof, indirectly by the German Holdco, which shares represent approximately 81.88% of the 10,678,430 outstanding shares of ANZAG.

“Applicable Exchange Rate” means, as agreed by the Parties as of the date hereof, the exchange rate for U.S. dollars into British pounds sterling at a rate of exchange of £1=$1.5478.

“Applicable Law” means, with respect to any Person, any federal, national, state, local, cantonal, municipal, international or multinational statute, law, ordinance, secondary and subordinate legislation, directives, rule (including rules of common law), regulation, ordinance, treaty, Order, permit, authorization or other requirement applicable to such Person, its assets, properties, operations or business.

“Beneficial Owner” or “Beneficially Own” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance); provided that, for purposes of determining beneficial ownership of Company Ordinary Shares by the Buyer, (i) the Call Option (but not the Clawback Option, to the extent it has become exercisable), (ii) any Common Ordinary Shares held by the Company in its treasury and (iii) the provisions of the Shareholders Agreement in respect of the voting of Company Ordinary Shares, shall each be disregarded.

“Bringdown Certificate” means, (i) in the case of the Company, an unqualified certificate, dated as of the first day of the Call Exercise Period and signed by a duly authorized officer of the Company, attesting to the effect that, assuming the substitution of the phrase “first day of the Call Exercise Period” in place of “Second Step Closing Date” for all purposes thereof, the conditions set forth in paragraphs (a), (c) and, with respect to the Company, (e)(i) of Section 9.02 have been satisfied, (ii) in the case of the Seller, means an unqualified certificate, dated as of the first day of the Call Exercise Period and signed by a duly authorized officer of such Seller, to the effect that, assuming the substitution of the phrase “first day of the Call Exercise Period” in place of “Second Step Closing Date” for all purposes thereof, the conditions set forth in paragraphs (b), (c), (e)(ii), (g) (but only with respect to the Principal Investor Side Letters) and, with respect to the Seller, (e)(i) of

B-1-3

Section 9.02 have been satisfied, and (iii) in the case of the Buyer, an unqualified certificate, dated as of the first day of the Call Exercise Period and signed by a duly authorized officer of the Buyer, attesting to the effect that, assuming the substitution of the phrase “first day of the Call Exercise Period” in place of “Second Step Closing Date” for all purposes thereof, the conditions set forth in paragraphs (a), (b) and (c) of Section 9.03 have been satisfied; provided, that the Parties agree that (x) in the case of the Company or the Seller, with respect to the condition set forth in paragraph (e) of Section 9.02, except to the extent the applicable breach is not capable of being cured prior to the Second Step End Date, such condition shall be deemed satisfied (solely for purposes of the Bringdown Certificate) as of the first day of the Call Exercise Period notwithstanding an uncured breach in any material respect of any of the agreements, covenants or obligations described in Section 9.02(e), so long as the Company, the Seller, the KKR Investors, the SP Investors, KKR and/or SP, as applicable, has commenced curing such breach within 10 days following written notice from the Buyer of such breach and has continued to use good faith efforts to cure such breach and (y) in the case of the Buyer, with respect to the condition set forth in paragraph (c) of Section 9.03, except to the extent the applicable breach is not capable of being cured prior to the Second Step End Date, such condition shall be deemed satisfied (solely for purposes of the Bringdown Certificate) as of the first day of the Call Exercise Period notwithstanding an uncured breach in any material respect of any of the agreements, covenants or obligations described in Section 9.03(c), so long as the Buyer has commenced curing such breach within 10 days following written notice from the Seller of such breach and has continued to use good faith efforts to cure such breach.

“Business Day” means a day on which banks are generally open for normal business in New York, New York, Zug, Switzerland and London, United Kingdom, which day is not a Saturday or a Sunday.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Board Recommendation” has the meaning set forth in Section 7.05.

“Buyer Change Event” has the meaning set forth in Section 2.05.

“Buyer Change of Control” means any transaction or series of related transactions (including a tender offer, merger, consolidation or otherwise) that results in (a) any Third Party or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Parties acquiring Beneficial Ownership, directly or indirectly, of a majority of the then issued and outstanding Buyer Common Shares; (b) the sale, lease, exchange, conveyance, transfer or other disposition of all or substantially all of the property and assets of the Buyer and its Subsidiaries, on a consolidated basis, to any Third Party or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Parties; or (c) Continuing Directors ceasing to constitute at least a majority of the Board of Directors of the Buyer.

“Buyer Charter Documents” has the meaning set forth in Section 6.01.

“Buyer Common Shares” has the meaning set forth in Section 6.04.

“Buyer Disclosure Schedule” has the meaning set forth in Article VI.

“Buyer Incurred Damages” has the meaning set forth in Section 10.01.

“Buyer Material Adverse Effect” means any Effect that, taken individually or when taken together with all other applicable Effects, has been, is or would reasonably be expected to be materially adverse to (a) the business, assets, Liabilities, financial condition or results of operations of the Buyer and its Subsidiaries, taken as a whole, or (b) the ability of the Buyer to complete the Transactions or perform its obligations under the Transaction Documents; provided, however, that, with respect to clause (a) only, a “Buyer Material Adverse Effect” shall be deemed not to include Effects to the extent resulting from (i) changes after the Signing Date in GAAP, (ii) changes after the Signing Date in Applicable Laws applicable to companies in any industry in which

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the Buyer and its Subsidiaries operate, (iii) changes after the Signing Date in global, national or regional political conditions or general economic or market conditions generally affecting companies in any industry in which the Buyer and its Subsidiaries operate, (iv) the failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (v) the public disclosure of this Agreement or the transactions contemplated hereby or (vi) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, except, with respect to clauses (ii), (iii) and (vi), to the extent that such Effects disproportionately adversely affect the Buyer and its Subsidiaries, taken as a whole, as compared to other companies in any industry in which the Buyer and its Subsidiaries operate.

“Buyer Preferred Shares” has the meaning set forth in Section 6.04.

“Buyer Provided Information” has the meaning set forth in Section 7.16.

“Buyer SEC Reports” means each final registration statement, prospectus, report, schedule and definitive proxy statement, in each case together with all exhibits and schedules thereto and all information incorporated therein by reference, filed with or furnished to the SEC by the Buyer or any of its Subsidiaries, pursuant to the Securities Act or the Exchange Act from and after January 1, 2010 and on or prior to the Signing Date.

“Buyer Shareholder Approval” has the meaning set forth in Section 6.02.

“Buyer Shareholders Agreement” has the meaning set forth in the recitals to this Agreement.

“Buyer’s Share” has the meaning set forth in Section 10.01.

“Call Exercise Period” has the meaning set forth in Section 3.01.

“Call Option” has the meaning set forth in Section 3.01.

“Cash Option” has the meaning set forth in Section 3.06.

“Cash-Option Event” has the meaning set forth in Section 3.06.

“Cash-Option Payment” means, in the aggregate for the Seller and the MEP Trustee, an amount in cash (in GBP, converted at the Applicable Exchange Rate) equal to the greater of (1) the Fair Market Value of the applicable Prohibited Consideration (for the avoidance of doubt, together with the Fair Market Value of any other shares and/or other property that, in the absence of the Cash Option, would have otherwise been deliverable, together with such Prohibited Consideration, to the Seller and the MEP Trustee in lieu of the Second Step Buyer Shares pursuant to Section 3.06) and (2) the product of the number of Second Step Buyer Shares as set forth in Section 3.02(b) and the higher of (i) the Original Share Issuance Price (in GBP, converted at the Applicable Exchange Rate) and (ii) the per share price of the Buyer Common Shares (in GBP, converted at the Applicable Exchange Rate) that was agreed upon by the parties in the Buyer Change of Control (for the avoidance of doubt, together with the Fair Market Value of any other shares and/or other property that, in the absence of the Cash Option, would have otherwise been deliverable, together with such Prohibited Consideration, to the Seller and the MEP Trustee in lieu of the Second Step Buyer Shares pursuant to Section 3.06).

“Change of Recommendation” has the meaning set forth in Section 7.05.

“Charter Documents” means any by-law, charter, memorandum, certificate of incorporation, formation or organization, articles of association or incorporation, operating agreement, partnership agreement or other similar constituting, organizational or governing document.

“Clawback Option” has the meaning set forth in Section 3.07.

“Clawback Shares” has the meaning set forth in Section 3.07.

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“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” has the meaning set forth in Section 4.19.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Benefit Plan” means each Material Employment Agreement, each material Share Plan and each material compensation and employee benefit, bonus, incentive, profit sharing, deferred compensation, pension, healthcare, welfare, retiree medical, disability, termination indemnities and long service leave program, share purchase, share ownership, share option, phantom interest or other Equity Interest-based, severance, change-in-control, retention, consulting, vacation or other fringe benefit plan, program policy, scheme, arrangement, commitment and agreement sponsored, maintained, or contributed to by or on behalf of the Company or other members of the AB Group or with respect to which the Company or other members of the AB Group would incur any Liability for the benefit of any current or former Employee of the Company or other members of the AB Group or their respective dependents with respect to any service for the Company or other members of the AB Group, other than state or mandatory social security arrangements or mandatory collective bargaining agreements.

“Company Disclosure Schedule” has the meaning set forth in Article IV.

“Company Financial Statements” has the meaning set forth in Section 4.05.

“Company Intellectual Property” means all Intellectual Property that is used, held for use or otherwise exploited in the business of the Company or any other member of the AB Group, in each case that is material to the business of the Company and the other members of the AB Group, taken as a whole.

“Company Material Adverse Effect” means any change, effect, event, development, circumstance or occurrence (each, an “Effect”) that, taken individually or when taken together with all other applicable Effects, has been, is or would reasonably be expected to be materially adverse to (a) the business, assets, Liabilities, financial condition or results of operations of the Company and the other members of the AB Group, taken as a whole, or (b) the ability of the Company or the Seller to complete the Transactions or perform their respective obligations under the Transaction Documents; provided, however, that, with respect to clause (a) only, a “Company Material Adverse Effect” shall be deemed not to include Effects to the extent resulting from (i) changes after the Signing Date in IFRS, (ii) changes after the Signing Date in Applicable Laws applicable to companies in any industry in which the AB Group operates, (iii) changes after the Signing Date in global, national or regional political conditions or general economic or market conditions generally affecting companies in any industry in which the AB Group operates, (iv) the failure, in and of itself, to meet earnings projections, but not including any underlying causes thereof, (v) the public disclosure of this Agreement or the transactions contemplated hereby or (vi) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, except, with respect to clauses (ii), (iii) and (vi), to the extent that such Effects disproportionately adversely affect the Company and the other members of the AB Group, taken as a whole, as compared to other companies in any industry in which the AB Group operates).

“Company Ordinary Shares” has the definition set forth in Section 4.04.

“Confidentiality Agreement” means that certain letter agreement, dated as of June 17, 2011, by and between the Buyer and the Seller.

“Consent” means consents, waivers, approvals, notifications, licenses, Permits, Orders or authorizations of, or registration, declaration or filing with any Governmental Authority or any other Person.

“Consider in Good Faith” means giving reasonable consideration in good faith to taking or refraining from taking, as applicable, the relevant action or transaction, taking into account the relative benefits and adverse

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effects to the Buyer (and its Affiliates), on the one hand, and the Company and any shareholder of the Company (other than the Buyer), on the other hand, that would reasonably be expected to result from taking or refraining from taking, as applicable, such action or transaction, and giving due consideration to any benefits and adverse effects to the Buyer (and its Affiliates) that are significantly disproportionate to the benefits and adverse effects to the Company and any shareholder of the Company (other than the Buyer) that would reasonably be expected to result from taking or refraining from taking, as applicable, such action or transaction; provided, for the avoidance of doubt, that nothing in this definition shall be construed as obligating the Company to take or refrain from taking the relevant action or transaction if the Company reasonably determines in good faith that there is any adverse effect to the Company or any shareholder of the Company (other than the Buyer).

“Continuing Director” means, at any date in question, an individual (a) who is a member of the Board of Directors of the Buyer as of the Signing Date, (b) who, as at such date in question, has been a member of such Board of Directors for at least the twelve (12) preceding months or (c) who has been nominated to be a member of such Board of Directors by a majority of the other Continuing Directors then in office or a nominating committee in which other Continuing Directors then in office form the majority of the members thereof.

“Contract” means any contract, Lease, license, indenture, loan, note, agreement or other legally binding commitment, arrangement or undertaking (whether written or oral and whether express or implied).

“Control” has the meaning set forth in the definition of Affiliate.

“Data Room” means the electronic data room (which was locked at 1:00 p.m. New York City time on the Signing Date) set up by the Company in connection with the Transactions, the documents, materials and information in which are contained on a set of CD-ROMs, a complete and identical copy of which has been provided to each of the Buyer, the Seller and the Company.

“Debt Financing” means any debt financing incurred by the Buyer or any of its Subsidiaries for purposes of consummating the Transactions, including, for the avoidance of doubt, any refinancings or “take-out” financings with respect thereto (subject to the 365-day limitation on the Seller’s and the Company’s obligations under Section 7.09 after the First Step Closing).

“Disclosure Schedule” means the disclosure schedule delivered by the applicable Party or Parties concurrently with the execution of this Agreement.

“Distribution Liabilities” has the meaning set forth in Section 7.16(e).

“Dispute” has the meaning set forth in Section 11.11.

“Effect” has the meaning set forth in the definition of Company Material Adverse Effect.

“Election Deadline” has the meaning set forth in Section 7.14(a)(ii).

“Eligible Entity” means an entity that qualifies as an “eligible entity” within the meaning of U.S. Treasury Regulation Section 301.7701-3(a).

“Employees” means the employees employed by the Company or other members of the AB Group.

“Employment Agreement” means a Contract or offer letter of the Company or any other member of the AB Group with or addressed to any individual who is rendering or has rendered services thereto as an Employee, director, officer or consultant pursuant to which the Company or any such other member has any actual or contingent Liability to provide compensation, payments and/or benefits in consideration for past, present or future services.

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“Encumbrance” means any charge, mortgage, lien, community property interest, condition, equitable interest, right of way, easement, encroachment, servitude, right of first offer, right of first refusal, option or right to acquire, pledge, usufruct, charge, title defect, claim, deed of trust, option, warrant, purchase right or security interest of any kind or an agreement to create any of the foregoing, including any restriction or covenant with respect to voting, transfer or exercise of other attributes of ownership.

“Environment” means of any or all of the following: natural resources, endangered or threatened species, the air (including ambient air, air within any building or other natural or man-made structure whether above or below ground), water (including water vapor, surface vapor, surface water, groundwater, underground waters, drinking water supply, coastal and inland waters and water within any natural or man-made structure), land (including surface land, subsurface strata and land under water) and any living systems or organisms, plant and animal life, ecosystems or any other natural resource.

“Environmental Claim” means any written notice, claim, demand, action, suit or complaint from any Person alleging any Liability (including Liability for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any Applicable Law: (a) relating to pollution and/or contamination (or the cleanup thereof) and/or (b) the protection of the Environment; and/or (c) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, deposit, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials.

“Environmental Notice” means any written notice or directive, notice of violation or infraction, or notice with respect to any to actual or alleged non-compliance with, or Liability under, any Environmental Law or any term or condition of any Environmental Permit and/or Environmental Claim.

“Environmental Permit” means any Permit required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“Equity Interests” shall mean (i) any capital stock of a corporation, any partnership interest, any limited liability company interest or any other analogous equity interest or security of any Person; (ii) any security or right convertible into, exchangeable for, or evidencing the right to subscribe or exercise for, any such stock, equity interest or security referred to in clause (i); (iii) any stock appreciation right, contingent value right or similar security or right that is derivative of any such stock, equity interest or security referred to in clause (i) or (ii); and (iv) any Contract to grant, issue, award, convey or sell any of the foregoing.

“European Commission” means the Commission of the European Communities.

“Excessively Leveraged” means, with respect to the Buyer (or any successor thereto following a Buyer Change of Control) as of the date of the consummation of such Buyer Change of Control, (i) having a long-term corporate credit rating as of such date of determination of less than (a) “Ba3” by Moody’s Investors Service, (b) “BB-” by Standard & Poor’s or (c) “BB-” by Fitch Ratings (provided, that if two out of the three of clauses (a), (b) and (c) are not applicable, clause (i) of this definition shall be deemed not to be applicable), or (ii) having a Debt to EBITDA ratio as calculated using the methodology of Standard & Poor’s for the Buyer exceeding 6.0x or greater (but excluding in such calculation the impact of rents and any Indebtedness of the AB Group).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

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“Exercise Notice” has the meaning set forth in Section 3.01.

“Exercise Notice Date” has the meaning set forth in Section 3.01.

“Fair Market Value” means:

(i) with respect to any Security or other non-cash property (in each case, other than a Security that is publicly traded), the fair market value of such Security or other non-cash property as determined in good faith by the Buyer, which determination shall be final, binding and conclusive unless a notice of objection is delivered in accordance with the last paragraph of this definition;

(ii) with respect to cash, the amount of such cash; and

(iii) with respect to any Security that is publicly traded, the Thirty Day VWAP of such security as of the date of the consummation of the Buyer Change Event in question.

In the case of the Buyer’s determination of Fair Market Value as contemplated by clause (i) above, such determination shall be delivered in writing to the Seller on the date of the consummation of the Buyer Change Event or Buyer Change of Control in question (as the case may be), following which the Seller may give to the Buyer a notice of objection in writing to such determination prior to the close of business on the tenth Business Day following receipt of such Buyer written notice, which notice of objection shall include in reasonable detail the Seller’s proposed alternative determination of such Fair Market Value. If the Buyer and the Seller are unable to agree upon such Fair Market Value within ten (10) Business Days after delivery of such notice of objection to the Buyer, then (A) the Buyer and (B) the Seller shall each select one independent, internationally recognized appraiser having experience in the valuation of illiquid assets, within five (5) Business Days after delivery of such notice of objection, such that two independent, internationally recognized appraisers are selected. If such firms shall agree upon the Fair Market Value of the Securities and/or other property in question, such determination shall be final, binding and conclusive; provided that such firms shall be deemed to have agreed upon the Fair Market Value of the Securities and/or other property in question if the valuations of the two firms are within 5% of the value of the lower valuation and in such case, the average of such valuations shall be deemed the Fair Market Value of the Securities and/or other property in question. If within ten (10) Business Days after appointment of the two appraisers, they are unable to agree upon such Fair Market Value, a third independent, internationally recognized appraiser having experience in the valuation of illiquid assets shall be chosen within three (3) Business Days thereafter by the mutual consent of such first two appraisers or, if such first two appraisers fail to agree upon the appointment of a third appraiser within such period, such appointment shall be made by the American Arbitration Association or any organization successor thereto. The written determination of the Fair Market Value of the Securities and/or other property in question by the third appraiser so appointed and chosen shall be given within ten (10) Business Days after its appointment, and shall be final, binding and conclusive. If either the Buyer or the Seller does not select an appraiser by the applicable deadline, such Party shall have waived its right of selection and shall be bound by the determination of the appraiser selected by the other. The costs of conducting such dispute resolution, including the fees of all appointed appraisers, shall be borne by the Company. Each of the deadlines provided for in the above procedure may be extended by mutual agreement of the Buyer and the Seller. Notwithstanding the foregoing, the Fair Market Value of the Securities and/or other property in question as determined by either the first two appraisers or the third appraiser, as the case may be, must be, and the Parties agree that applicable appraiser(s) shall be instructed that any such determination must be, no greater than the higher of, and no lower than the lower of, (1) the Buyer’s determination of Fair Market Value set forth in the Buyer’s written notice to the Seller contemplated by the first sentence of this paragraph and (2) the Seller’s proposed alternative determination of Fair Market Value set forth in the Seller’s written notice of objection to the Buyer contemplated by the first sentence of this paragraph.

“Final Allocation Statement” has the meaning set forth in Section 2.07.

“Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing or other financings in connection with the transactions

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contemplated hereby and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates involved in the Debt Financing, and their and their respective Affiliates’ officers, directors, employees, agents and representatives involved in the Debt Financing and their respective successors and assigns.

“First Step Acquisition” has the meaning set forth in Section 2.01.

“First Step Buyer Shares” has the meaning set forth in Section 2.01.

“First Step Cash Consideration” has the meaning set forth in Section 2.01.

“First Step Closing” has the meaning set forth in Section 2.03.

“First Step Closing Date” has the meaning set forth in Section 2.03.

“First Step Company Shares” means that number of Company Ordinary Shares that immediately prior to the First Step Closing will represent 45% of the issued and outstanding share capital, and 45% of the total voting power, of the Company on a fully-diluted basis.

“First Step End Date” has the meaning set forth in Section 8.04.

“First Step MEP Buyer Shares” has the meaning set forth in Section 2.02.

“First Step MEP Cash Consideration” has the meaning set forth in Section 2.02.

“First Step MEP Company Shares” has the meaning set forth in Section 2.02.

“First Step Purchase Price” has the meaning set forth in Section 2.01.

“First Step Seller Buyer Shares” has the meaning set forth in Section 2.02.

“First Step Seller Cash Consideration” has the meaning set forth in Section 2.02.

“First Step Seller Company Shares” has the meaning set forth in Section 2.02.

“Fundamental Buyer Representations” means the representations and warranties of the Buyer in Sections 6.01(a)-(b), 6.02, 6.03(a)(i), 6.04(a), 6.04(b) (excluding the last sentence thereof), 6.10 and 6.11.

“Fundamental Company Representations” means the representations and warranties of the Company in Sections 4.01(a), 4.01(b), 4.01(c) (second sentence only), 4.02, 4.03, 4.04(a), 4.04(b), 4.04(c) (first sentence only) and 4.20.

“Fundamental Seller Representations” means the representations and warranties of the Seller in Sections 5.01, 5.02, 5.03, 5.05 and 5.06.

“GAAP” means the accounting principles generally accepted in the United States, consistently applied, as in effect at the date of such financial statement or information to which it refers.

“Galenica” means Galenica A.G., a public limited company (Aktien Gesellschaft) organized under the laws of Switzerland and having its registered office at Untermattweg 8, 3001 Berne, Switzerland.

“Galenica Beneficiaries” has the meaning set forth in Section 7.18(b).

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“Galenica Distribution” has the meaning set forth in Section 7.18(b).

“Galenica Distribution Liabilities” has the meaning set forth in Section 7.18(f).

“Galenica Restructuring Liabilities” has the meaning set forth in Section 7.18(e).

“Galenica Shares” means the 1,656,172 ordinary shares, par value CHF 0.10 per share, of Galenica, held indirectly by the Company (and as of record by Alliance Boots Investments 2 Limited, a private company limited by shares organized under the laws of England and Wales, registered at Companies House under company number 00292165 and having its registered office at 2, The Heights Brooklands, Weybridge, Surrey KT13 0NY, United Kingdom), which ordinary shares represent approximately 25.48% of the outstanding ordinary shares of Galenica.

“German Holdco” means AB Acquisitions UK Holdco 5 Limited, a private company limited by shares organized under the laws of England and Wales, registered at Companies House under company number 07398678 and having its registered office at Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom, which holds, among other things, the ANZAG Shares.

“German Holdco Minority Consideration” means GBP 25 million.

“German Holdco Ordinary Shares” means the ordinary shares, nominal value £100 per share, of German Holdco, 30 of which are issued and outstanding, 6 (representing 20%) of which are held by UK Holdings, and 24 (representing 80%) are held indirectly by the Company (and as of record by Alliance Boots Holdings Limited, a private company limited by shares organized under the laws of England and Wales, registered at Companies House under company number 00292165 and having its registered office at 2, The Heights Brooklands, Weybridge, Surrey KT13 0NY, United Kingdom).

“Gibco Principal Investors” has the meaning set forth in the Shareholders Agreement.

“Governance Clawback Event” has the meaning set forth in Section 3.07(a)(ii)(B).

“Governmental Authority” means any supranational, national, federal, state, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, federal, state, municipal or local government, including any department, commission, board, bureau, agency, subdivision, instrumentality or other regulatory or judicial authority.

“Guarantee Option” has the meaning set forth in Section 7.16(b).

“Guarantor” has the meaning set forth in the recitals to this Agreement.

“Hazardous Materials” means (a) any material listed, defined or regulated as hazardous, toxic, dangerous, harmful or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules or regulations promulgated thereunder.

“IASB” has the meaning set forth in the definition of IFRS.

“ICC” has the meaning set forth in Section 11.11.

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“IFRS” means the standards and interpretations adopted by the International Accounting Standards Board (“IASB”), including (i) the International Financial Reporting Standards issued by the IASB, (ii) the International Accounting Standards originally issued by the International Accounting Standards Committee, in the form adopted by the IASB (iii) the final interpretations issued by the International Financial Reporting Interpretations Committee and (iv) the final interpretations issued by the Standing Interpretations Committee, consistently applied, as in effect at the date of such financial statements or information to which it refers.

“Indebtedness” of a Person means, without duplication, as of any date of determination (i) all indebtedness of such Person for borrowed money, (ii) the amount of any unreimbursed drawings under letters of credit issued for the account of such Person, and (iii) the principal component of all capitalized lease obligations of such Person, in the case of each of the foregoing clauses (i), (ii) and (iii), to the extent actually owing by such Person on such date and appearing on the balance sheet of such Person determined on a consolidated basis in accordance with IFRS; provided, that Indebtedness of the Company or any of its Subsidiaries shall not include any intercompany Indebtedness of members of the AB Group.

“Initial Allocation Statement” has the meaning set forth in Section 2.07.

“Intellectual Property” means, collectively, all intellectual property, industrial property and other similar proprietary rights throughout the world, whether registered or unregistered, including: (a) patents and patent applications, including reissues, divisions, continuations, continuations in part, renewals, extensions and reexaminations of any of the foregoing, and the inventions and discoveries therein; (b) Trademarks; (c) copyrights and all copyrightable works (including copyrights in software (in any form including source code and executable or object code), databases, applications, code, systems, networks, website content, documentation and related items), and all copyright registrations and applications, including all renewals, and extensions of the foregoing; and (d) all trade secrets, formulae, methods, processes, protocols, specifications, know-how and other confidential and proprietary information.

“ITEPA 2003” means the United Kingdom Income Tax (Earnings and Pensions) Act 2003.

“JV Agreement” has the meaning set forth in Section 7.12.

“KKR” has the meaning set forth in the Buyer Shareholders Agreement.

“KKR Investors” has the meaning set forth in the Buyer Shareholders Agreement.

“Knowledge of the Buyer” means the actual knowledge of each of the individuals listed on Section 1.01 of the Buyer Disclosure Schedule.

“Knowledge of the Company” means the actual knowledge of each of the individuals listed on Section 1.01 of the Company Disclosure Schedule.

“Lease” means any lease, sublease, license or other written agreement for the use or occupancy of the Leased Real Property, including any master lease.

“Leased Real Property” means all real property leased or subleased by the Company or any other member of the AB Group.

“Liability” means any debt, obligation, commitment, liability, or Indebtedness of any kind, character or description, whether absolute, contingent, accrued, liquidated, unliquidated, known, unknown, matured or unmatured.

“Limited Guaranty” has the meaning set forth in the recitals to this Agreement.

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“Loss” has the meaning set forth in Section 10.01.

“Luxco 2A” has the meaning set forth in Section 7.21(a).

“Make-Whole Amount” has the meaning set forth in Section 3.02.

“Manager” and “Managers” have the meanings set forth in the MEP Agreement.

“Material Company Subsidiaries” means those principal Subsidiaries set forth at page 112 of the Company’s Annual Report for FY 2011/2012 and any holding company through which such Subsidiary is held, and those UK Holdings Group Members listed on Section 1.1 of the Company Disclosure Schedule and any holding company Subsidiary of UK Holdings through which such UK Holdings Group Member is held.

“Material Contracts” means each of the following Contracts to which the Company or any other member of the AB Group is a party, or to which any of them or their respective properties or assets are subject or bound:

(a) any Contract containing any standstill or similar agreement pursuant to which one Person has agreed not to acquire assets or securities of another Person, to the extent any such Contract would purport to bind any of their respective Affiliates, including the Buyer or its Affiliates after the First Step Closing or the Second Step Closing;

(b) (x) any Contract that materially restricts the ability of the Company or any other member of the AB Group (or would purport to restrict the ability of any of their respective Affiliates, including the Buyer or its Affiliates after the First Step Closing or the Second Step Closing) to compete in any business or geographic area or any particular medium that is material to the Company and the other members of the AB Group, taken as a whole, or the Buyer and its Subsidiaries, taken as a whole, or (y) any material Contract that grants a Person other than the Company or any other member of the AB Group “most favored nation” status or “exclusivity” or similar rights, except in each case for any such Contracts (i) that may be cancelled by the member of the AB Group party thereto without penalty upon notice of six (6) months or less or (ii) the terms and scope of which (including with respect to the restrictive or exclusive covenants) are customary in the industry for such Contracts of that type (expressly excluding for purposes of this clause (ii) to the extent such covenants purport to restrict any of their respective Affiliates, including the Buyer or its Affiliates after the First Step Closing or the Second Step Closing, in the United States);

(c) any Contract which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Company or any other member of the AB Group, except for any such Contracts that may be cancelled by the member of the AB Group party thereto without penalty upon notice of six (6) months or less;

(d) any Contract (x) providing for indemnification by the AB Group of any Person that could reasonably be expected to result in an uninsured indemnification Liability of the Company or any other member of the AB Group in excess of £50 million, or (y) providing for indemnification by the Company or any other member of the AB Group of any current or former director, officer or employee thereof and that could reasonably be expected to result in an uninsured indemnification Liability of the Company or any other member of the AB Group in excess of £50 million;

(e) any Contract that contains a put, call or similar right pursuant to which any of the Company or any other member of the AB Group could be required to purchase or sell, as applicable, material assets or any Equity Interests of any Person that have a fair market value or purchase price of more than £50 million;

(f) any Contract for Indebtedness of the Company or any other member of the AB Group of money or the deferred purchase price of property in excess of £50 million (in either case, whether incurred, assumed, guaranteed or secured by any asset), or any other Contract including provisions whereby the Company or any other member of the AB Group is guaranteeing such Indebtedness of or agreeing to provide financial support to or on behalf of the obligor of such Indebtedness;

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(g) any Contract for the purchase, sale or lease of materials, supplies, goods, services, equipment or other assets that (x) provides for either annual payments or obligations of £200 million or more or (y) provides for aggregate payments or obligations of £400 million or more, except for any such Contracts that may be cancelled by the member of the AB Group party thereto without penalty upon notice of six (6) months or less;

(h) any partnership, joint venture, securityholders, collaboration, variable interest entity or other similar agreement or arrangement that is material to the Company and the other members of the AB Group, taken as a whole;

(i) any Contract pursuant to which (x) any of the Company or any other member of the AB Group grants a material license or other material right to use any Company Intellectual Property to a Third Party or (y) a Third Party grants a material license or other material right to the Company or any other member of the AB Group to any Company Intellectual Property (but excluding licenses to commercially available “off the shelf”, “click-wrap” or “shrink-wrap” software);

(j) any material settlement agreement with respect to disputes concerning Intellectual Property that (i) as of the date hereof, has material unperformed or continuing obligations by any party thereto or (ii) would purport to bind any of the Affiliates of Company or other members of the AB Group not a party thereto, including the Buyer or its Affiliates after the First Step Closing or the Second Step Closing, to any material unperformed or continuing obligations;

(k) any Contract relating to the acquisition or disposition of any material business or material assets (whether by merger, sale of stock or assets or otherwise), which acquisition or disposition is not yet complete or where such Contract contains continuing material obligations of the Company or any other member of the AB Group, as of the date hereof, in each case that would reasonably be expected to result in aggregate payments or obligations in excess of £100 million; and

(l) any consent decree or other Contract entered into with a Governmental Authority pertaining to alleged violations of Applicable Law that would reasonably be expected to result in aggregate payments or obligations in excess of £50 million or any restrictions on, or agreements with respect to the conduct of, the business or operations of the Company or any other Member of the AB Group, or any of their respective Affiliates, including the Buyer or its Affiliates after the First Step Closing or the Second Step Closing.

“Material Employment Agreement” means an Employment Agreement with respect to the employment or service of any current or former director or officer of the Company or any other member of the AB Group, or any Employment Agreement with a current or former director, officer or Employee with change-in-control or severance or other provisions which could, on or following the date hereof, result in or cause the acceleration of any compensation or benefit upon a change-in-control or termination of employment following a change-in-control.

“Material Lease” means any Lease of the Company or any member of the AB Group pertaining to (a) a retail location that (i) provides for aggregate annual rental or lease payments in excess of £50 million or (ii) accounted for (during the twelve-month period ended the date of the most recent balance sheet included in the Company Financial Statements) revenues in excess of £50 million, or (b) a warehouse, distribution or other non-retail location of a total size exceeding 150,000 square meters.

“Material Owned Real Property” means any Owned Real Property of the Company or any member of the AB Group (a) consisting of or housing a retail location that accounted for (during the twelve-month period ended the date of the most recent balance sheet included in the Company Financial Statements) revenues in excess of £50 million, (b) consisting of or housing a warehouse, distribution or other non-retail location of a total size exceeding 50,000 square meters or (c) with a book or fair market value (as of the date of the most recent consolidated balance sheet included in the Company Financial Statements) in excess of £50 million.

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“MEP Agreement” means (i) the Investment Agreement, dated as of March 21, 2008 as amended on December 29, 2009, by and among AB Acquisitions Luxco 1 S.à.r.l., the Company, Alliance Boots (Nominees) Limited, the Managers party thereto and the MEP Trustee and (ii) the Investment Agreement, dated as of December 29, 2009, by and among AB Acquisitions Luxco 1 S.à.r.l., the Company, Alliance Boots (Nominees) Limited, SP and the MEP Trustee, each as in effect on the date hereof.

“MEP Liabilities” has the meaning set forth in Section 7.19(b).

“MEP Make Whole Percentage” has the meaning set forth in Section 3.03.

“MEP Restructuring” has the meaning set forth in Section 7.19(a).

“MEP Trustee” means Barclays Wealth Trustees (Guernsey) Limited, in its capacity as trustee of the Alliance Boots Management Equity Plan Employee Trust, or any successor thereto.

“New LTIP” has the meaning set forth in Section 7.20.

“New Plan” has the meaning set forth in Section 7.20.

“Non-Liable Person” has the meaning set forth in Section 11.15.

“Old Plans” has the meaning set forth in Section 7.20.

“Order” means any judgment, decision, decree, order, settlement, injunction, writ, stipulation, determination or award issued by any Governmental Authority.

“Ordinary Course of Business” means the ordinary course of business in a manner consistent with past custom and practice.

“Original Share Issuance Price” means $31.1778 per Buyer Common Share.

“Owned Real Property” shall mean all real property owned in fee (or analogous concept under Applicable Law) by the Company or any other member of the AB Group.

“Parties” has the meaning set forth in the preamble to this Agreement.

“Per Se Entity” means any entity that is not an Eligible Entity.

“Permits” means any and all permits, authorizations, approvals, registrations, franchises, licenses, certificates, waivers, variances or other approvals, permission, accreditation, consent, exemption, or licenses required by Applicable Law.

“Permitted Encumbrances” means any Encumbrances (i) created by any of the Transaction Documents, (ii) arising as a matter of Applicable Law or under applicable Charter Documents or (iii) created by or at the direction of the Buyer or any of its Affiliates.

“Permitted Property Encumbrances” means (i) all defects, exceptions, restrictions, easements, rights of way, covenants, conditions, exclusions, encumbrances and other similar matters, whether or not are matters of record or may be shown or disclosed by an inspection, survey or title report or other similar report, provided, that none of the matters set forth in this clause (i) has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith;

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(iii) mechanics’, carriers’, workers’, repairers’, landlords’ and similar liens arising or incurred in the ordinary course of business or the amount or validity of which is being contested in good faith; (iv) zoning, building codes, entitlement and other land use and environmental regulations by any Governmental Authority; (v) title of a lessor under a capital or operating lease; (vi) such other imperfections in title, charges, easements, rights of way, restrictions, covenants, conditions, defects, exceptions and encumbrances that do not materially and adversely impact the current use of the affected property; (vii) purchase money liens and liens securing rental payments under capital lease arrangements; (viii) Encumbrances arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (ix) Encumbrances created by any of the Transaction Documents; (x) Encumbrances created by or at the direction of the Buyer or any of its Affiliates; and (xi) any Encumbrances specifically reflected in the Company Financial Statements.

“Person” means an individual, company, corporation, partnership, limited liability company, trust, body corporate (wherever located) or other entity, organization or unincorporated association, including any Governmental Authority.

“Plan of Delivery” has the meaning set forth in Section 7.16(d).

“Pre-First Step Closing Statement” has the meaning set forth in Section 2.02(b).

“Pre-Second Step Closing Statement” has the meaning set forth in Section 3.03(b).

“Principal Investor Side Letters” means the letter agreements, substantially in the form attached hereto as Exhibit C, entered into on the Signing Date.

“Proceeding” means any suit, action, condemnation, audit, investigation, inquiry, examination, claim, litigation, arbitration or dispute resolution proceeding, Intellectual Property proceeding (including opposition and other proceedings before a trademark, patent and/or copyright office of a Governmental Authority) or disciplinary, enforcement or other proceeding, including any forfeiture proceedings.

“Prohibited Consideration” means (i) any non-cash property, other than any Security that (x) is listed or traded on a national securities exchange (as defined in the Exchange Act) or on the London Stock Exchange, Euronext Paris (Premier Marché), the Frankfurt Stock Exchange, the Tokyo Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange, in each case or successors thereto, and (y) has an average weekly volume of trading (on a value basis, not on a shares traded basis), as reported by Bloomberg L.P., over the four most recently completed calendar weeks ended immediately prior to the measurement date of at least 20% of the average of the average weekly trading volumes (on a value basis, not on a shares traded basis), each as reported by Bloomberg L.P., over the same period of issuers with a market capitalization on the New York Stock Exchange or the Nasdaq Stock Market of no more than 20% greater or 20% lower than the market capitalization of the Buyer immediately prior to the applicable Buyer Change of Control, (ii) any Security of an issuer that is Excessively Leveraged or (iii) any Security of an issuer that is set forth on Exhibit A.

“Proxy Statement” means the proxy statement of the Buyer relating to the Shareholder Meeting, as amended or supplemented from time to time.

“Regarded FinCo” has the meaning set forth in Section 7.14(a)(i).

“Regarded UKCo” means (x) AB Acquisitions UK Holdco 1 Limited if the Galenica Distribution described in clause (ii) of Section 7.18(b) is completed or (y) AB Acquisitions UK Topco Limited if the Galenica Distribution described in clause (ii) of Section 7.18(b) is not completed.

“Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or allowing to escape or migrate into the environment

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(including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, or other occupied structure, facility or fixture).

“Representatives” has the meaning set forth in Section 6.15.

“Rules” has the meaning set forth in Section 11.11.

“Russia Option” has the meaning set forth in Section 3.02(a).

“Russia Option Exercise Price” means £3.0 million.

“Russia Sale Consideration” has the meaning set forth in Section 3.02.

“Russian Holdco” means Alliance Boots Investments 1 Limited, a private company limited by shares organized under the laws of England and Wales, registered at Companies House under company number 00668238 and having its registered office at 2, The Heights Brooklands, Weybridge, Surrey KT13 0NY, United Kingdom.

“Russian Holdco Ordinary Shares” means the ordinary shares, nominal value £1 per share, of Russian Holdco, 22,000 of which are issued and outstanding, 11,220 (representing 51%) of which are held by UK Holdings, and 10,780 (representing 49%) are held indirectly by the Company (and as of record by Alliance Boots Group Limited, a private company limited by shares organized under the laws of England and Wales, registered at Companies House under company number 00546864 and having its registered office at 2, The Heights Brooklands, Weybridge, Surrey KT13 0NY, United Kingdom).

“SEC” means the U.S. Securities and Exchange Commission.

“Second Step Acquisition” has the meaning set forth in Section 3.02.

“Second Step Buyer Shares” has the meaning set forth in Section 3.02.

“Second Step Cash Consideration” has the meaning set forth in Section 3.02.

“Second Step Closing” has the meaning set forth in Section 3.04.

“Second Step Closing Date” has the meaning set forth in Section 3.04.

“Second Step Company Shares” has the meaning set forth in Section 3.02.

“Second Step End Date” has the meaning set forth in Section 9.04.

“Second Step MEP Buyer Shares” has the meaning set forth in Section 3.03.

“Second Step MEP Cash Consideration” has the meaning set forth in Section 3.03.

“Second Step MEP Company Shares” has the meaning set forth in Section 3.03.

“Second Step Purchase Price” has the meaning set forth in Section 3.02.

“Second Step Seller Buyer Shares” has the meaning set forth in Section 3.03.

“Second Step Seller Cash Consideration” has the meaning set forth in Section 3.03.

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“Second Step Seller Company Shares” has the meaning set forth in Section 3.03.

“Securities” means, with respect to any Person, all shares and all other debt or equity or equity-linked interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person, including common or preferred Equity Interests.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Disclosure Schedule” has the meaning set forth in Article V.

“Seller Make Whole Percentage” has the meaning set forth in Section 3.03.

“Senior Facilities Agreement” means that £8,270,000,000 Senior Facilities Agreement, dated as of July 5, 2007 (as amended and restated on September 10, 2007 and May 30, 2008 and as amended on October 16, 2007), by and among, among others, Alliance Boots Limited (formerly AB Acquisitions UK Topco 2 Limited), Banc of America Securities Limited, Barclays Capital (The Investment Banking Division of Barclays Bank plc), Bayerische Hypo- Und Vereinsbank AG, London Branch, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, J.P. Morgan plc, Merrill Lynch International and The Royal Bank Of Scotland plc, as mandated lead arrangers, and Deutsche Bank AG, London Branch, as facility agent, security agent and original issuing bank, together with each of the finance documents entered into under or in connection with the foregoing facilities agreement, each as in effect on the Signing Date.

“Shareholder Distributee” means (i) any direct shareholder of the Seller and (ii) any direct holder of any Equity Interests in any direct shareholder of the Seller, and such Person receives, or, assuming Section 7.16(b) were not in effect, would be entitled to receive, whether voluntarily (by election or otherwise) or involuntarily, any of the First Step Buyer Shares or the Second Step Buyer Shares.

“Shareholder Distributee” means (i) any direct shareholder of the Seller and (ii) any direct holder of any Equity Interests in any direct shareholder of the Seller, and such Person receives, or, assuming Section 7.16(b) were not in effect, would be entitled to receive, whether voluntarily (by election or otherwise) or involuntarily, any of the First Step Buyer Shares or the Second Step Buyer Shares.

“Share Plan” means any incentive plan or arrangement involving Securities of the Company or which is based on Securities of the Company, in which any Employee may participate, including share option plans, long-term incentive plans, restricted share plans, savings-related share option plans, share incentive plans and phantom plans.

“Senior Manager” has the meaning set forth in Section 7.01(b).

“Shareholders Agreement” has the meaning set forth in the recitals to this Agreement.

“Shareholder Meeting” has the meaning set forth in Section 7.05.

“Signing Date” shall mean the date of this Agreement.

“SP” has the meaning set forth in the Buyer Shareholders Agreement.

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“Special Indemnification Matters” has the meaning set forth in Section 10.01.

“Specified First Step Damages” has the meaning set forth in Section 10.01(a)(ii).

“Specified Regarded Subsidiaries” means (1) Regarded Finco, (2) AB Acquisitions UK Holdco 1 Limited, (3) AB Acquisitions Limited, (4) at the Buyer’s sole election, Alliance Boots Holdings Ltd., (5) Boots Company Plc., (6) if the Galenica Distribution described in clause (ii) of Section 7.18(b) is not completed, AB Acquisitions UK Topco Ltd., and (7) if the Galenica Distribution described in clause (ii) of Section 7.18(b) is not completed, Alliance Boots Ltd.

“SP Investors” has the meaning set forth in the Buyer Shareholders Agreement.

“Strategic Sale” has the meaning set forth in Section 7.17.

“Subordinated Facility Agreement” means that £750,000,000 Subordinated Facility Agreement, dated as of July 5, 2007 (as amended and restated on September 3, 2007 and as amended on October 16, 2007) by and among, among others, Alliance Boots Limited (formerly AB Acquisitions UK Topco 2 Limited), Banc of America Securities Limited, Barclays Capital (The Investment Banking Division of Barclays Bank plc), Bayerische Hypo- Und Vereinsbank AG, London Branch, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, J.P. Morgan plc, Merrill Lynch International and The Royal Bank Of Scotland plc, as mandated lead arrangers, and Deutsche Bank AG, London Branch, as facility agent and security agent, together with each of the finance documents entered into under or in connection with the foregoing facility agreement, each as in effect on the Signing Date.

“Subsidiary” of any Person means any other Person, an amount of the voting Securities of which is sufficient to elect at least a majority of its board of directors or other similar governing body of such Person, or fifty percent (50%) or more of the Equity Interests of such Person, is owned directly or indirectly by such first Person or by another Subsidiary of such first Person, or of which such first Person or another Subsidiary of such first Person serves as general partner or managing member of, or in a similar capacity for, such Person, or over which such first Person or another Subsidiary of such first Person has or exercises Control. For purposes of this Agreement, the Company’s Subsidiaries shall be deemed to include any Person an amount of the voting Securities of which is sufficient to elect at least a majority of its board of directors or other similar governing body of such Person, or fifty percent (50%) or more of the Equity Interests of such Person, is owned directly or indirectly, in the aggregate, by the Company and the UK Holdings Group Members, or over which the Company and the UK Holdings Group Members, in the aggregate, directly or indirectly have or exercise Control.

“Substantial Asset Divestment” means, with respect to a Buyer Change of Control, any action, or agreement to take any action or consent to the taking of any action, in which (i) the consummation of the Buyer Change of Control is conditioned on the taking of such action and (ii) such action would, or would reasonably be expected to, result in, (x) the Buyer or its successor thereto following a Buyer Change of Control, or any of their Affiliates, being required to sell, transfer, assign, lease, dispose of or hold separate any business or assets of the Buyer or any of its Subsidiaries, or of the AB Group, or (y) any restrictions that would limit or restrict the ability of the Buyer or the Surviving Company, or any of their Affiliates, to own, retain, conduct or operate any business or assets of the Buyer or any of its Subsidiaries, or of the AB Group, in any case, in the event that the taking of such actions or acceptance of such limitations would entail divestitures of, or other actions or limitations materially restricting, businesses and assets of the Buyer and/or any of its Subsidiaries, or of the AB Group, having, individually or in the aggregate, net sales (measured on a basis consistent with the Buyer’s audited financial statements included in the latest Buyer SEC Reports) equal to or in excess of 30% or more of the combined total consolidated net sales of the Buyer and the Company, and their respective Subsidiaries, calculated on a pro forma combined basis for the twelve month period ending on the last day of the most recently ended fiscal quarter of the Buyer as of the date of consummation of the Buyer Change of Control.

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“Tax” (and, with the correlative meaning “Taxes”) means all national, federal, state, cantonal, municipal, or local taxes, charges, fees, imposts, levies or other assessments in any jurisdiction, including all net income, gross receipts, gains, sales, use, ad valorem, value added, goods and services, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, employee social security (or similar), employer social security (or equivalent), unemployment, premium, excise, stamp, occupation, and property taxes, customs duties, and other governmental charges of any kind whatsoever, together with all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority with respect to such amounts.

“Tax Return” means any report, return, information return, computation form, declaration, claim for refund, statements, or other information filed or required to be filed by Applicable Law relating to Taxes, including any attachments thereto and any amendments thereof.

“Taxing Authority” means any governmental agency, board, bureau, body, department or authority of any national, federal, state, cantonal, municipal or local jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.

“Third Party” with respect to any specified Person, means any other Person who is not an Affiliate of such specified Person.

“Thirty Day VWAP” means, with respect to any security, as of any day, the volume weighted average price of such security for the thirty trading days ending on (and including) the trading day immediately prior to such day, as obtained from Bloomberg L.P. using the “Bloomberg definition” for calculation of “all day VWAP”.

“Trademarks” means trademarks, service marks, certification marks, collective marks, trade dress, domain names, trade names, corporate names and other source identifiers, and any and all common law rights thereto, and registrations and applications for registration of any of the foregoing, including all renewals, and the goodwill of the business appurtenant thereto.

“Transaction Documents” means this Agreement, the Shareholders Agreement, the Buyer Shareholders Agreement, the Principal Investors Side Letters, the Limited Guaranties (if the Guarantee Option is exercised), and any other certificate or instrument delivered pursuant hereto or thereto.

“Transactions” means the First Step Acquisition and the Second Step Acquisition.

“Transfer Taxes” means any excise, sales, use, value added, goods and services, transfer (including real property transfer or gains), stamp, documentary, filing, notary, recordation, registration and other similar Taxes or fees.

“UK Holdings” means ABG UK Holdings 1 Limited, a private company limited by shares under the Companies Act 2006 organized under the laws of England and Wales, registered at Companies House under company number 07398284 and having its registered office at Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom.

“UK Holdings Group Member” means (x) AB Acquisitions UK Holdco 3 Limited and Alliance Healthcare Italy and (y) Russian Holdco and, in each case, their respective Subsidiaries.

“UK Pension Arrangements” has the meaning set forth in Section 4.18(c).

“VAT” means any value added Tax, goods and services Tax or similar Tax, including such Tax as may be levied in accordance with (but subject to derogation from) EC Directive 2006/112/EC (and other EC directives relating to VAT) and/or local legislation imposing value added Tax in the relevant jurisdiction.

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“Wholly-Owned Subsidiary” means any Subsidiary of Regarded Finco or Regarded UKCo with respect to which one hundred percent (100%) of the Equity Interests of such Subsidiary, is owned directly or indirectly, in the aggregate, by the Regarded Finco, Regarded UKCo, the other members of the AB Group, the AB Principal JVs and the Seller.

ARTICLE II

FIRST STEP ACQUISITION

Section 2.01 Purchase and Sale of the First Step Company Shares. (a) Upon the terms and subject to the conditions of this Agreement, at the First Step Closing, (i) the Seller shall sell, transfer, convey, assign and deliver to the Buyer, and the Buyer shall purchase and acquire from the Seller, all of the rights, title and interest in, to and under the First Step Seller Company Shares owned by the Seller, free and clear of any Encumbrances other than Permitted Encumbrances, and (ii) the Seller shall cause the MEP Trustee to sell, transfer, convey, assign and deliver to the Buyer, and the Buyer shall purchase and acquire from the MEP Trustee, all of the rights, title and interest in, to and under the First Step MEP Company Shares owned by the MEP Trustee on behalf of the Managers, free and clear of any Encumbrances other than Permitted Encumbrances, which First Step MEP Company Shares, when taken together with the First Step Seller Company Shares to be sold pursuant to clause (i) shall, immediately following the First Step Closing, represent, in aggregate, forty-five percent (45%) of the outstanding Company Ordinary Shares, and forty-five percent (45%) of the total voting power of the Company, on a fully-diluted basis.

(b) In consideration for the sale, transfer, conveyance, assignment and delivery of the First Step Company Shares, upon the terms and subject to the conditions set forth in this Agreement, at the First Step Closing, the Buyer shall deliver to the Seller and the MEP Trustee on behalf of the Managers consideration consisting, in the aggregate, of (i) $4,025 million (the “First Step Cash Consideration”) and (ii) 83,392,670 Buyer Common Shares (the “First Step Buyer Shares”, and together with the First Step Cash Consideration, the “First Step Purchase Price”), in each case payable as provided in Section 2.04.

(c) The purchase and sale of the First Step Company Shares as set forth in this Section 2.01 is referred to as the “First Step Acquisition” in this Agreement.

Section 2.02 Pre-First Step Closing MEP Restructuring

(a) Prior to the First Step Closing, pursuant to and in accordance with the terms of the MEP Agreement, the Seller shall cause the MEP Trustee, acting on behalf of the Managers, to exchange 45% of the securities of AB Acquisitions Luxco 1 S.à.r.l (“AB Luxco 1”) held of record by the MEP Trustee on behalf of the Managers into that number of new Company Ordinary Shares (the “First Step MEP Company Shares”) which in the aggregate has a value equivalent to the amount of the First Step Purchase Price the Managers are entitled to receive at the First Step Closing pursuant to and in accordance with the MEP Agreement.

(b) No later than five (5) Business Days prior to the First Step Closing Date, the Seller shall cause to be delivered to the Buyer a statement (the “Pre-First Step Closing Statement”), setting forth:

(i) (x) the number of First Step Company Shares to be delivered to the Buyer by the Seller at the First Step Closing, being the First Step Company Shares less the First Step MEP Company Shares (the “First Step Seller Company Shares”), (y) the aggregate amount of the First Step Cash Consideration to be delivered by the Buyer to the Seller at the First Step Closing, being the First Step Cash Consideration less the First Step MEP Cash Consideration (the “First Step Seller Cash Consideration”), together with the details of the bank account(s) to which such amount(s) should be delivered, and (z) the aggregate number of the First Step Buyer Shares to be delivered by the Buyer to the Seller at the First Step Closing, being the First Step Buyer Shares less the First Step MEP Buyer Shares (the “First Step Seller Buyer Shares”);

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(ii) (x) the number of First Step MEP Company Shares to be delivered to the Buyer by the MEP Trustee on behalf of the Managers at the First Step Closing, (y) the aggregate amount of the First Step Cash Consideration to be delivered by the Buyer to the MEP Trustee, on behalf of the Managers, at the First Step Closing (the “First Step MEP Cash Consideration”), together with the details of the bank account(s) to which such amounts should be delivered, and (z) the aggregate number of the First Step Buyer Shares to be delivered by the Buyer to the MEP Trustee, on behalf of the Managers, at the First Step Closing (all of which the Buyer agrees shall be newly issued Buyer Common Shares) (the “First Step MEP Buyer Shares”);

Section 2.03 First Step Closing Date and Place. The closing of the First Step Acquisition (the “First Step Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, at 10:00 a.m., New York City time, on the fifth (5th) Business Day following the satisfaction (or, to the extent permitted, the waiver in writing by each Party entitled to the benefit thereof under Article VIII) of the conditions set forth in Article VIII, other than any condition which by its nature is to be satisfied at the First Step Closing (but in each case subject to the satisfaction (or, to the extent permitted, the waiver in writing by each Party entitled to the benefit thereof under Article VIII) of such condition), or at such other place, time and date as may be agreed in writing by the Buyer and the Seller (such date, the “First Step Closing Date”); provided, that in no event will the First Step Closing Date occur prior to the 45th day after the Signing Date.

Section 2.04 First Step Closing Actions. At the First Step Closing:

(a) the Buyer shall:

(i) deliver to (A) the Seller by wire transfer of immediately available funds to the bank account(s) designated in the Pre-First Step Closing Statement an amount equal to the First Step Seller Cash Consideration and (B) the MEP Trustee by wire transfer of immediately available funds to the bank account(s) designated in the Pre-First Step Closing Statement an amount equal to the First Step MEP Cash Consideration;

(ii) deliver to (A) the Seller the First Step Seller Buyer Shares and (B) the MEP Trustee the First Step MEP Buyer Shares, in each case free and clear of any Encumbrances other than any Encumbrances (x) created by any of the Transaction Documents, (y) arising as a matter of Applicable Law or under the Charter Documents of the Buyer or (z) created by or at the direction of the Seller or any of its Affiliates or the MEP Trustee or the Managers, and which deliveries shall be evidenced by certificates representing such Buyer Common Shares, accompanied by duly executed instruments of assignment, in proper form for transfer and satisfactory in form and substance to the Seller;

(iii) deliver to the Seller the officer’s certificate to be delivered pursuant to Section 8.03(d);

(iv) deliver to the Seller and the Company the Shareholders Agreement in the Agreed Form set forth on Annex A, duly executed by the Buyer;

(v) deliver to the Seller the Buyer Shareholders Agreement in Agreed Form set forth on Annex B, duly executed by the Buyer;

(vi) subject to Section 7.12, deliver to the Company the JV Agreement, duly executed by the Buyer; and

(vii) take such other steps as may be necessary or reasonable under Applicable Law or the Charter Documents of the Buyer in order to transfer the First Step Buyer Shares to the Seller.

(b) the Seller shall:

(i) deliver to the Buyer the First Step Seller Company Shares, free and clear of any Encumbrances other than Permitted Encumbrances, evidenced by certificates representing such Company Ordinary Shares, accompanied by a duly executed deed of assignment (Abtretungsvertrag), in proper form for transfer and satisfactory in form and substance to the Buyer;

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(ii) cause the MEP Trustee to deliver the First Step MEP Company Shares, free and clear of any Encumbrances other than Permitted Encumbrances, evidenced by certificates representing such Company Ordinary Shares, accompanied by a duly executed deed of assignment (Abtretungsvertrag), in proper form for transfer and satisfactory in form and substance to the Buyer;

(iii) deliver to the Buyer the officer’s certificate of the Seller, and cause the Company to, and the Company shall, deliver to the Buyer the officer’s certificate of the Company, in each case to be delivered pursuant to Section 8.02;

(iv) deliver to the Buyer the Shareholders Agreement in the Agreed Form set forth on Annex A, duly executed by the Seller, and cause the Company to, and the Company shall, deliver to the Buyer the Shareholders Agreement in substantially the form set forth on Annex A, duly executed by the Company;

(v) deliver to the Buyer the Buyer Shareholders Agreement in the Agreed Form set forth on Annex B, duly executed by each of the Initial Investors, KKR and the MEP Investors (as defined therein);

(vi) subject to Section 7.12, cause the Company to, and the Company shall, deliver to the Buyer the JV Agreement, duly executed by the Company;

(vii) deliver, and/or cause the Company to deliver, amended and restated Articles of Association (Statuten) of the Company effective as of the First Step Closing and in the Agreed Form set forth on Exhibit D; and

(viii) deliver to the Buyer a duly executed filing request with the commercial register for the purpose of registering the Buyer as the holder of such Company Ordinary Shares, and take such other steps as may be necessary or reasonable under Applicable Law or the Charter Documents of the Company in order to transfer the First Step Company Shares to the Buyer.

Section 2.05 Adjustments. Notwithstanding the foregoing, if between the Signing Date and the First Step Closing Date, and without limiting any other provision of this Agreement:

(a) (i) the number of outstanding Company Ordinary Shares (together with any outstanding securities convertible or exchangeable into or exercisable for Company Ordinary Shares) shall have been changed into a different number or a different class of shares, or any other property (including cash), by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including a reverse split), combination, spin-off, reorganization, or exchange of shares, or issuance of options, warrants or other securities convertible or exchangeable into or exercisable for Company Ordinary Shares, or any similar event, then any number or amount contained herein that is based upon the number of First Step Company Shares will be appropriately and equitably adjusted to reflect such change or event and to provide the Buyer and the Seller the same economic effect as contemplated by this Agreement prior to such change or event. Without limiting the generality of the foregoing, the definition of “First Step Company Shares” shall be deemed to include (x) any shares and/or other property into which the Company Ordinary Shares shall have been so converted, (y) any shares and/or other property so exchanged for such Company Ordinary Shares and (z) any shares and/or other property so distributed or paid in respect of such Company Ordinary Shares; or

(b) the number of outstanding Buyer Common Shares (together with any outstanding securities convertible or exchangeable into or exercisable for Buyer Common Shares) shall have been changed into a different number or a different class of shares, or any other property (including cash), by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including a reverse split), combination, spin-off, reorganization, or exchange of shares, or any similar event (any such event contemplated in this clause (b), a “Buyer Change Event”), then (and subject to clause (c) of this Section 2.05) any number or amount contained herein that is based upon the number of First Step Buyer Shares will be appropriately and equitably adjusted to reflect such change or event and to provide the Buyer and the Seller the same economic effect as contemplated

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by this Agreement prior to such change or event. Without limiting the generality of the foregoing, the definition of “First Step Buyer Shares” shall be deemed to include (x) any shares and/or other property into which the Buyer Common Shares shall have been so converted in such Buyer Change Event, (y) any shares and/or other property so exchanged for such Buyer Common Shares in such Buyer Change Event and (z) any shares and/or other property so distributed or paid in respect of such Buyer Common Shares in such Buyer Change Event.

(c) In the event of any Buyer Change Event that involves the receipt by holders of Buyer Common Shares, in respect of any Buyer Common Share, of any different combination of shares and/or other property than is received by holders of Buyer Common Shares in respect of any other Buyer Common Shares (pursuant to an election feature or otherwise) in such Buyer Change Event, then for purposes of this Section 2.05, each holder of Buyer Common Shares shall be deemed to have received in such Buyer Change Event in respect of each Buyer Common Share the average per Buyer Common Share combination of shares and/or other property received in respect of all Buyer Common Shares in such Buyer Change Event.

(d) In the event of any Buyer Change Event, for purposes of calculating the Make-Whole Amount, if any, pursuant to Section 3.02(e) (which, for the avoidance of doubt, is only applicable at the time of the Second Step Closing), the Parties agree that the Fair Market Value of the applicable shares and/or other property shall be applied.

(e) The provisions of this Section 2.05 shall apply successively to the extent applicable.

Section 2.06 Withholding. Notwithstanding anything in this Agreement to the contrary, the Buyer and its Affiliates shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amount as may be required to be deducted and withheld with respect to the making of such payment under Applicable Law. To the extent that amounts are so deducted and withheld by the Buyer or any of its Affiliates, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller, the MEP Trustee on behalf of the Managers or other Person in respect of which such deduction and withholding was made.

Section 2.07 Purchase Price Allocation.

(a) For U.S. federal income tax purposes, in the event that the Company is a “disregarded entity” for U.S. federal income tax purposes immediately prior to the First Step Closing, the Parties agree to treat (and to cause their respective Affiliates to treat) the acquisition of the First Step Company Shares as a pro rata acquisition of the assets of the Company by the Buyer followed by a contribution of the assets of the Company by the Seller and the Buyer to the Company pursuant so Situation 1 of Rev. Rul. 99-5, 1999-1 C.B. 434, and, in the event that the Company is a partnership for U.S. federal income tax purposes immediately prior to the First Step Closing, the Parties agree to treat (and to cause their respective Affiliates to treat) the acquisition as an acquisition of partnership interests of the Company.

(b) No more than 90 days after the First Step Closing Date, the Buyer shall prepare and deliver to the Seller (the date delivered, the “Allocation Delivery Date”) a written statement setting forth the allocation of the First Step Purchase Price between the First Step Company Shares and the Call Option and a further allocation of the portion of the First Step Purchase Price that is allocated to the First Step Company Shares among the assets of the Company (as determined for U.S. federal income tax purposes) (the “Initial Allocation Statement”). If the Seller disagrees with the Initial Allocation Statement, the Seller shall notify the Buyer in writing of such disagreement within 30 days after the Allocation Delivery Date (which notice shall specify the basis for such disagreement and such items or amounts as to which the Seller so disagrees), and the Seller and the Buyer shall proceed in good faith to negotiate a resolution to such dispute. If within 15 days of such notification, the Seller and the Buyer shall have been unable to resolve their dispute, all unresolved items shall be submitted to an independent accounting firm mutually agreeable to the Buyer and the Seller (the “Accounting Firm”) to be resolved in accordance with the terms of this Agreement and in no event shall the Accounting Firm’s determination be for an

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amount outside the range of disagreement by the Buyer and the Seller. The determination of the Accounting Firm shall be final, binding and conclusive upon the Parties. Each Party shall use its reasonable best efforts to furnish to the Accounting Firm such work papers and other documents and information pertaining to the disputed item as the Accounting Firm may request. The “Final Allocation Statement” shall be the Initial Allocation Statement if the Seller does not notify the Buyer of a disagreement in writing within 30 days after the Allocation Delivery Date, or, if the Seller notifies the Buyer in writing of a disagreement within 30 days after the Allocation Delivery Date, the Initial Allocation Statement as adjusted upon resolution of the disputed items by agreement by the Buyer and the Seller or resolution by the Accounting Firm. The Buyer and the Seller agree to be bound by the Final Allocation Statement for Tax purposes and not to take any position inconsistent therewith in the preparation, filing and audit of any Tax Return.

ARTICLE III

SECOND STEP ACQUISITION

Section 3.01 Call Option. On any Business Day during the period beginning on the date that is 30 months after the First Step Closing Date and ending on the third anniversary of the First Step Closing Date (such period, or such other period as may be agreed by the Buyer and the Seller, the “Call Exercise Period”), the Buyer shall have the right, but not the obligation, to deliver a written notice to the Seller of its intent to purchase from the Seller and the MEP Trustee on behalf of the Mangers the Second Step Company Shares (such notice, an “Exercise Notice”, and such right, the “Call Option”). The date on which the Exercise Notice is first properly delivered hereunder is referred to as the “Exercise Notice Date”.

Section 3.02 Purchase and Sale of the Second Step Company Shares.

(a) Upon the terms and subject to the conditions of this Agreement, following delivery of the Exercise Notice, at the Second Step Closing:

(i) (x) the Seller shall sell, transfer, convey, assign and deliver to the Buyer, and the Buyer shall purchase and acquire from the Seller, all of the rights, title and interest in, to and under the Second Step Seller Company Shares owned by the Seller, free and clear of any Encumbrances other than Permitted Encumbrances, and (y) the Seller shall cause the MEP Trustee to sell, transfer, convey, assign and deliver to the Buyer, and the Buyer shall purchase and acquire from the MEP Trustee, all of the rights, title and interest in, to and under the Second Step MEP Company Shares owned by the MEP Trustee on behalf of the Managers, free and clear of any Encumbrances other than Permitted Encumbrances, which Second Step MEP Company Shares, when taken together with the Second Step Seller Company Shares to be sold pursuant to clause (x) shall represent, in aggregate, (1) immediately prior to the Second Step Closing all of the Company Ordinary Shares not owned by the Buyer, beneficially and of record (the “Second Step Company Shares”) and (2) in aggregate, immediately following the Second Step Closing and together with the First Step Company Shares, one hundred percent (100%) of the outstanding Company Ordinary Shares on a fully-diluted basis and, for the avoidance of doubt, indirectly one hundred percent (100%) of the outstanding Equity Interests in AB LuxCo 1 on a fully diluted basis; and

(ii) solely at the option of the Buyer (the “Russia Option”), exercisable pursuant to a written notice delivered to the Seller no later than ten (10) Business Days prior to the Second Step Closing Date, the Seller shall cause UK Holdings to sell, transfer, convey, assign and deliver to the Buyer, and the Buyer shall purchase and acquire from UK Holdings, all the rights, title and interest in, to and under the 11,220 Russian Holdco Ordinary Shares that are owned by UK Holdings, free and clear of all Encumbrances other than Permitted Encumbrances, which 11,220 Russian Holdco Ordinary Shares shall represent (1) all of the Russian Holdco Ordinary Shares then-owned by UK Holdings beneficially and of record and (2) in aggregate, immediately following the Second Step Closing and together with

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the Russian Holdco Ordinary Shares indirectly Beneficially Owned by the Company, one hundred percent (100%) of the outstanding Russian Holdco Ordinary Shares on a fully-diluted basis.

(b) In consideration for the sale, transfer, conveyance, assignment and delivery of the Second Step Company Shares, upon the terms and subject to the conditions set forth in this Agreement, at the Second Step Closing, the Buyer shall deliver to the Seller and the MEP Trustee on behalf of the Managers consideration consisting, in the aggregate, of (i) £3,133 million (the “Second Step Cash Consideration”) and (ii) 144,333,468 Buyer Common Shares (the “Second Step Buyer Shares”); and (iii) solely if and to the extent applicable, the Make-Whole Amount (together with the Second Step Cash Consideration and the Second Step Buyer Shares, the “Second Step Purchase Price”), payable as provided in Section 3.05(a).

(c) Solely if the Russia Option is exercised by the Buyer, in consideration of the sale, transfer, conveyance, assignment and delivery of the Russia Holdco Ordinary Shares, upon the terms and subject to the conditions set forth in this Agreement, at the Second Step Closing, the Buyer shall pay to the Seller an amount equal to the Russia Option Exercise Price.

(d) The purchase and sale of the Second Step Shares and, solely if the Russia Option is exercised by the Buyer, 11,220 Russian Holdco Ordinary Shares in this Section 3.02 is referred to as the “Second Step Acquisition” in this Agreement.

(e) As used in this Agreement, the “Make-Whole Amount” means the product of the aggregate number of Second Step Buyer Shares as set forth in Section 3.02(b) and the excess, if any, of the Original Share Issuance Price over the Thirty Day VWAP (calculated in U.S. dollars) of the Buyer Common Shares as of the third Business Day prior to the Second Step Closing Date. The Buyer may elect (in its sole discretion) to pay the Make-Whole Amount, if any, in any combination of cash (in GBP, converted at the Applicable Exchange Rate) and/or additional Buyer Common Shares (based on an issuance price equal to the Thirty Day VWAP (calculated in U.S. dollars) of the Buyer Common Shares as of the third Business Day prior to the Second Step Closing Date); provided that, for the avoidance of doubt, in the event of the payment at the Second Step Closing of the Cash Option Payment pursuant to Section 3.06, there shall be no Make-Whole Amount.

(f) Notwithstanding the foregoing, at any time prior to the time that the Russia Option is exercised by the Buyer, the Parties hereby agree that the Seller and the Company shall be permitted to explore, in cooperation with UK Holdings, and in consultation with (which shall not be an approval or consent right, subject to remainder of this Section 3.02(f)) the Buyer, the arm’s length sale (by way of a merger, share exchange, or disposition of assets or similar business combination) of the Russian Holdco to a bona fide third party not Affiliated with the Company or the Seller or any of their respective Affiliates, and in the case of any such sale, if the Buyer exercises the Russia Option pursuant to a written notice delivered to the Seller no later than ten (10) Business Days prior to the Second Step Closing Date, at the Second Step Closing, the Seller shall or shall cause UK Holdings to, as applicable, in lieu of the Russian Holdco Ordinary Shares that were otherwise subject to the Russia Option, sell, transfer, convey, assign and deliver to the Buyer the property (including cash, Securities or other assets, as applicable) that the Buyer would have been entitled to receive in respect of such Russian Holdco Ordinary Shares if the Buyer held such Russian Holdco Ordinary Shares immediately prior to the consummation of such sale (the “Russia Sale Consideration”) and, in any case, the consideration received by the Company for its indirect interests in the Russia Holdco in such sale shall be no less (and any indemnification or other Liability incurred in connection with such sale shall be no more) on a per share basis than that received (or incurred), directly or indirectly, by UK Holdings.

Section 3.03 Pre-Second Closing MEP Restructuring

(a) After the Call Exercise Date and prior to the Second Step Closing, pursuant to and in accordance with the terms of the MEP Agreement, the Seller shall cause the MEP Trustee, acting on behalf of the Managers, to exchange the remaining 55% of the securities of AB Luxco 1 held of record by the MEP Trustee on behalf of the

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Managers into that number of new Company Ordinary Shares (the “Second Step MEP Company Shares”) which in the aggregate has a value equivalent to the amount of the Second Step Purchase Price the Managers are entitled to receive at the Second Step Closing pursuant to and in accordance with the MEP Agreement.

(b) No later than five (5) Business Days prior to the Second Step Closing Date, the Seller shall cause to be delivered to the Buyer a statement (the “Pre-Second Step Closing Statement”) setting forth:

(i) (x) the number of Second Step Company Shares to be delivered to the Buyer by the Seller at the Second Step Closing, being the Second Step Company Shares less the Second Step MEP Company Shares (the “Second Step Seller Company Shares”), (y) the aggregate amount of the Second Step Cash Consideration to be delivered by the Buyer to the Seller at the Second Step Closing, being the Second Step Cash Consideration less the Second Step MEP Cash Consideration (the “Second Step Seller Cash Consideration”), together with the details of the bank account(s) to which such amount(s) should be delivered, and (z) the aggregate number of the Second Step Buyer Shares to be delivered by the Buyer to the Seller at the Second Step Closing, being the Second Step Buyer Shares less the Second Step MEP Buyer Shares (the “Second Step Seller Buyer Shares”);

(ii) (x) the number of Second Step MEP Company Shares to be delivered to the Buyer by the MEP Trustee on behalf of the Managers at the Second Step Closing (the “Second Step MEP Company Shares”), (y) the aggregate amount of the Second Step Cash Consideration to be delivered by the Buyer to the MEP Trustee, on behalf of the Managers, at the Second Step Closing (the “Second Step MEP Cash Consideration”) together with the details of the bank account(s) to which such amounts should be delivered, and (z) the aggregate number of the Second Step Buyer Shares to be delivered by the Buyer to the MEP Trustee, on behalf of the Managers, at the Second Step Closing (all of the which the Buyer agrees shall be newly issued Buyer Common Shares) (the “Second Step MEP Buyer Shares”);

(iii) the MEP Make-Whole Percentage and the Seller Make-Whole Percentage. As used in this Agreement, (1) the “MEP Make-Whole Percentage” shall mean a fraction, expressed as a percentage, (x) the numerator of which is the Second Step MEP Buyer Shares and (y) the denominator of which is the Second Step Buyer Shares, and (2) the “Seller Make-Whole Percentage” shall mean a fraction, expressed as a percentage, (x) the numerator of which is the Second Step Seller Buyer Shares and (y) the denominator of which is the Second Step Buyer Shares.

Section 3.04 Second Step Closing Date and Place. The closing of the Second Step Acquisition (the “Second Step Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, at 10:00 a.m., New York City time, on the fifth (5th) Business Day following the satisfaction (or, to the extent permitted, the waiver in writing by each Party entitled to the benefit thereof under Article IX) of the conditions set forth in Article IX, other than any condition which by its nature is to be satisfied at the Second Step Closing (but in each case subject to the satisfaction (or, to the extent permitted, the waiver in writing by each Party entitled to the benefit thereof under Article IX) of such condition), or at such other place, time and date as may be agreed in writing by the Buyer and the Seller (such date, the “Second Step Closing Date”).

Section 3.05 Second Step Closing Actions. At the Second Step Closing:

(a) the Buyer shall:

(i) deliver to (A) the Seller by wire transfer of immediately available funds to the bank account(s) designated in the Pre-Second Step Closing Statement an amount equal to the Second Step Seller Cash Consideration and (B) the MEP Trustee by wire transfer of immediately available funds to the bank account(s) designated in the Pre-Second Step Closing Statement an amount equal to the Second Step MEP Cash Consideration;

(ii) deliver to (A) the Seller the Second Step Seller Buyer Shares and (B) the MEP Trustee the Second Step MEP Buyer Shares, in each case free and clear of any Encumbrances other than any

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Encumbrances (x) created by any of the Transaction Documents, (y) arising as a matter of Applicable Law or under the Charter Documents of the Buyer or (z) created by or at the direction of the Seller or any of its Affiliates or the MEP Trustee or the Managers, and which deliveries shall be evidenced by certificates representing such Buyer Common Shares, accompanied by duly executed instruments of assignment, in proper form for transfer and satisfactory in form and substance to the Seller;

(iii) solely if the Russia Option is exercised by the Buyer, deliver to the Seller by wire transfer of immediately available funds to a bank account designated in writing by the Seller (such designation to be made at least three Business Days prior to the date on which the Second Step Closing shall occur) an amount equal to the Russia Option Exercise Price;

(iv) deliver to (A) the Seller by wire transfer of immediately available funds to the bank account(s) designated in the Pre-Second Step Closing Statement, an amount equal to (1) the product of (x) the portion, if any, of the Make-Whole Amount, if any, that the Buyer elects to pay in cash multiplied by (y) the Seller Make-Whole Percentage and (B) the MEP Trustee by wire transfer of immediately available funds to the bank account(s) designated in the Pre-Second Step Closing Statement, an amount equal to (1) the product of (x) the portion, if any, of the Make-Whole Amount, if any, that the Buyer elects to pay in cash multiplied by (y) the MEP Make-Whole Percentage;

(v) if the Guarantee Option is selected by the Seller, deliver to the Seller and the Guarantors the Limited Guaranties, each in the Agreed Form set forth on Exhibit E, duly executed by the Buyer;

(vi) deliver to (A) the Seller (1) the number of Buyer Common Shares equal to (x) the portion, if any, of the Make-Whole Amount, if any, that the Buyer elects to pay in Buyer Common Shares, divided by (y) the Thirty Day VWAP (calculated in U.S. dollars) of the Buyer Common Shares as of the third Business Day prior to the Second Step Closing Date multiplied by (z) the Seller Make-Whole Percentage and (B) the MEP Trustee (1) the number of Buyer Common Shares equal to (x) the portion, if any, of the Make-Whole Amount, if any, that the Buyer elects to pay in Buyer Common Shares, divided by (y) the Thirty Day VWAP (calculated in U.S. dollars) of the Buyer Common Shares as of the third Business Day prior to the Second Step Closing Date multiplied by (z) the MEP Make-Whole Percentage, in each case rounded up to the nearest whole Buyer Common Share, and which delivery shall be evidenced by certificates representing such Buyer Common Shares, accompanied by duly executed instruments of assignment, in proper form for transfer and satisfactory in form and substance to the Seller;

(vii) deliver to the Seller the officer’s certificate of the Buyer to be delivered pursuant to Section 9.03(e); and

(viii) take such other steps as may be necessary or reasonable under Applicable Law or the Charter Documents of the Buyer in order to transfer the Second Step Buyer Shares to the Seller.

(b) the Seller shall:

(i) (A) deliver to the Buyer the Second Step Seller Company Shares, free and clear of any Encumbrances other than Permitted Encumbrances, and (B) cause the MEP Trustee to deliver to the Buyer the Second Step MEP Company Shares, free and clear of any Encumbrances other than Permitted Encumbrances, which Second Step MEP Company Shares shall, when taken together with the Second Step Seller Company Shares, in aggregate represent, immediately following the Second Step Closing and together with the First Step Company Shares, one hundred percent (100%) of the outstanding Company Ordinary Shares on a fully-diluted basis, and which deliveries shall be evidenced by certificates representing such Company Ordinary Shares, accompanied by duly executed deeds of assignment (Abtretungsvertrag), in proper form for transfer and satisfactory in form and substance to the Buyer;

(ii) solely if the Russia Option is exercised by the Buyer, (x) cause UK Holdings to deliver to the Buyer 11,220 Russian Holdco Ordinary Shares, free and clear of any Encumbrances other than

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Permitted Encumbrances, which shall represent, if applicable, immediately following the Second Step Closing and together with the Russian Holdco Ordinary Shares indirectly Beneficially Owned by the Company, one hundred percent (100%) of the outstanding Russian Holdco Ordinary Shares, on a fully-diluted basis, and which delivery shall be evidenced by certificates representing such 11,220 Russian Holdco Ordinary Shares, accompanied by duly executed instruments of assignment, in proper form for transfer and satisfactory in form and substance to the Buyer or (y) deliver, or cause UK Holdings to deliver, to the Buyer the Russia Sale Consideration, as applicable;

(iii) if the Guarantee Option is selected by the Seller, deliver to the Buyer the Limited Guaranties in the Agreed Form set forth on Exhibit E, duly executed by the Guarantors and the Seller;

(iv) deliver to the Buyer the officer’s certificate of the Seller, and cause the Company to, and the Company shall, deliver to the Buyer the officer’s certificate of the Company, in each case to be delivered pursuant to Section 9.02(f);

(v) deliver, and/or cause the Company to deliver, Charter Documents of the Company or any other member of the AB Group, in each case amended and/or amended and restated, effective as of the Second Step Closing, to the extent requested by the Buyer a reasonable time prior to the Second Step Closing (subject to Applicable Law);

(vi) deliver to the Buyer a duly executed filing request with the commercial register for the purpose of registering the Buyer as the holder of such Company Ordinary Shares, and take such other steps as may be necessary or reasonable under Applicable Law or the Charter Documents of the Company in order to transfer the Second Step Company Shares to the Buyer; and

(vii) to the extent required, deliver to the Buyer a duly executed instrument for filing with Companies House for the purpose of registering the Buyer as the holder of such German Holdco Ordinary Shares and, if applicable, such Russian Holdco Ordinary Shares, and take such other steps as may be necessary under Applicable Law or the Charter Documents of German Holdco and, if applicable, the Russian Holdco in order to transfer the German Holdco Ordinary Shares and, if applicable, the Russian Holdco Ordinary Shares to the Buyer.

Section 3.06 Adjustments. Notwithstanding the foregoing, if between the Signing Date and the Second Step Closing Date, and without limiting any other provision of this Agreement:

(a) (i) the number of outstanding Company Ordinary Shares (together with any outstanding securities convertible or exchangeable into or exercisable for Company Ordinary Shares) shall have been changed into a different number or a different class of shares, or any other property (including cash), by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including a reverse split), combination, spin-off, reorganization, or exchange of shares, or issuance of options, warrants or other securities convertible or exchangeable into or exercisable for Company Ordinary Shares, or any similar event, then any number or amount contained herein that is based upon the number of Second Step Company Shares will be appropriately and equitably adjusted to reflect such change or event and to provide the Buyer, the Seller and the MEP Trustee on behalf of the Managers the same economic effect as contemplated by this Agreement prior to such change or event. Without limiting the generality of the foregoing, the definition of “Second Step Company Shares” shall be deemed to include (x) any shares and/or other property into which the Company Ordinary Shares shall have been so converted, (y) any shares and/or other property so exchanged for such Company Ordinary Shares and (z) any shares and/or other property so distributed or paid in respect of such Company Ordinary Shares; or

(b) a Buyer Change Event shall have occurred, then any number or amount contained herein that is based upon the number of Second Step Buyer Shares will be appropriately adjusted to reflect such change or event and to provide the Buyer, the Seller and the MEP Trustee on behalf of the Managers the same economic effect as contemplated by this Agreement prior to such change or event. Without limiting the generality of the foregoing, the definition of “Second Step Buyer Shares” shall be deemed to include (x) any shares and/or other property into which the Buyer Common Shares shall have been so converted in such Buyer Change Event, (y) any shares and/

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or other property so exchanged for such Buyer Common Shares in such Buyer Change Event and (z) any shares and/or other property so distributed or paid in respect of such Buyer Common Shares in such Buyer Change Event.

(c) In the event of any Buyer Change Event that involves the receipt by holders of Buyer Common Shares, in respect of any Buyer Common Share, of any different combination of shares and/or other property than is received by holders of Buyer Common Shares in respect of any other Buyer Common Shares in such Buyer Change Event (pursuant to an election feature or otherwise), then for purposes of this Section 3.06, each holder of Buyer Common Shares shall be deemed to have received in such Buyer Change Event in respect of each Buyer Common Share the average per Buyer Common Share combination of shares and/or other property received in respect of all Buyer Common Shares in such Buyer Change Event.

(d) In the event of any Buyer Change Event, for purposes of calculating the Make-Whole Amount, if any, pursuant to Section 3.02(e) (which for the avoidance of doubt, is only applicable at the time of the Second Step Closing), the Parties agree that the Fair Market Value of the applicable shares and/or other property shall be applied.

(e) In the event of a Buyer Change of Control that occurs at any time prior to the Second Step Closing (and neither a Koala Investor Director nor a SP Investor Director voted as a member of the Board of Directors of the Buyer to approve such Buyer Change of Control) and (i) that would result in the Seller receiving at the Second Step Closing any Prohibited Consideration or (ii) has resulted in a Substantial Asset Divestment or an obligation of the Buyer to undertake a Substantial Asset Divestment as a condition to obtaining any regulatory approval that is a condition to the consummation of such Buyer Change of Control (in the case of clause (i), during such time as the condition set forth in clause (i) continues to be satisfied, and in the case of clause (ii), each a “Cash-Option Event”), then notwithstanding anything to the contrary contained in this Article III, the Seller (on behalf of itself and the MEP Trustee) shall have the option (the “Cash Option”), exercisable by written notice delivered to the Buyer no later than on the later of (1) the thirtieth (30th) Business Day following delivery by the Buyer to the Seller of written notice that such Cash-Option Event has occurred (which notice the Buyer agrees to deliver to the Seller no later than on the fifth (5th) Business Day following the occurrence of such Cash-Option Event) and (2) the first day of the Call Exercise Period, to receive, at the Second Step Closing, the Cash-Option Payment in lieu of (and in full satisfaction for all purposes hereunder of the Buyer’s obligation to deliver) the Second Step Buyer Shares and/or any shares and/or other property that, in the absence of the Cash Option, would have otherwise been deliverable to the Seller and the MEP Trustee on behalf of the Managers in place of such Second Step Buyer Shares pursuant to this Section 3.06; provided, that, in the event of a Cash-Option Event described in clause (i) of the definition of Cash-Option Event, to the extent that the condition set forth in such clause (i) does not continue to be satisfied as of the Second Step Closing, then for all purposes hereunder the Seller (on behalf of itself and the MEP Trustee) shall be deemed not to have exercised the Cash Option hereunder.

(f) The provisions of this Section 3.06 shall apply successively to the extent applicable.

Section 3.07 Clawback Option. (a) In the event that:

(i) the Buyer does not duly and timely exercise the Call Option prior to the expiration of the Call Exercise Period as set forth in Section 3.01;

(ii) the Buyer exercises the Call Option by delivering an Exercise Notice during the Call Exercise Period as set forth in Section 3.01 and the Second Step Closing nevertheless does not occur and this Agreement is terminated other than pursuant to:

(A) Section 9.04(a)(iv); or

(B) Section 9.04(a)(v), provided the following conditions shall all have been satisfied in connection with the Shareholder Meeting at which there was a failure to obtain the Buyer Shareholder Approval by reason of the failure to obtain the required vote of the holders of Buyer

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Common Shares: (1) the Buyer shall have complied with its agreements, covenants and obligations pursuant to Section 7.05, including with respect to the inclusion of the Buyer Board Recommendation in the Proxy Statement, subject to the provisions of Section 7.05; and (2) the Buyer shall have obtained, and the Proxy Statement shall have included (or attached as an Annex thereto), the written opinion of an internationally recognized investment banking firm to the effect that the Second Step Purchase Price is fair from a financial point of view to the Buyer (such termination, a “Governance Clawback Event”);

(iii) this Agreement has been terminated after the First Step Closing and prior to the Second Step Closing pursuant to Sections 9.04(a) (ii) or (iii); or

(iv) (x) no more than thirty (30) days, and no less than ten (10) days, prior to the first day of the Call Exercise Period, the Seller shall have delivered to the Buyer a written request for the Bringdown Certificate and (y) the Buyer shall fail or be unable to deliver to the Seller on the first day of the Call Exercise Period its Bringdown Certificate;

then, subject to Section 3.07 of the Buyer Disclosure Schedule, the Seller shall have the right, but not the obligation, to purchase from the Buyer one-fifteenth (1/15th) of the First Step Company Shares, rounded up to the nearest whole Company Ordinary Share (such First Step Company Shares, the “Clawback Shares”), in exchange for the aggregate purchase price of £1, which right shall be exercisable through and until the tenth Business Day following the earlier of (A) the later of (x) the last day of the Call Exercise Period, in the case of clause (i) above in this Section 3.07, (y) the termination of this Agreement pursuant to clause (ii) or (iii) above in this Section 3.07, and (B) the first day of the Call Exercise Period, in the case of clause (iv) above in this Section 3.07, pursuant to written notice thereof delivered by the Seller to the Buyer prior to the expiration of such ten Business Day period (such right the “Clawback Option”). For the avoidance of doubt, the exercise of the Clawback Option by the Seller pursuant to this Section 3.07 shall not be exclusive of any other remedies to which it would be entitled under this Agreement or otherwise for any breach of the Buyer’s obligations hereunder, including pursuant to Section 11.12 (Specific Performance). For the avoidance of doubt, the MEP Trustee and the Managers shall not have any right to any portion of the Clawback Shares.

(b) Notwithstanding the foregoing, in the event that:

(i) (x) no more than thirty (30) days, and no less than ten (10) days, prior to the first day of the Call Exercise Period, the Buyer shall have delivered to the Seller a written request for the Bringdown Certificates and (y) the Seller or the Company shall fail or be unable to deliver to the Buyer on the first day of the Call Exercise Period its Bringdown Certificate; or

(ii) assuming the substitution of the phrase “last day of the Call Exercise Period” in place of “Second Step Closing Date” for all purposes thereof, any of the conditions set forth in Section 9.02(a), 9.02(b), 9.02(c), 9.02(e) and 9.02(g) (but only with respect to the Principal Investor Side Letters) shall not have been satisfied on and as of the last day of the Call Exercise Period, there shall be no Clawback Option and (except for this Section 3.07(b)) this Section 3.07 shall not apply and be of no force and effect.

(c) In the event that the Seller shall have exercised the Clawback Option, if any, in accordance with Section 3.07(a) (but subject to Section 3.07(b)), within ten (10) Business Days following the delivery of such notice of exercise, or at such other time and place as may be agreed by the Buyer and the Seller:

(i) subject to the prior or simultaneous payment by the Seller to the Buyer of the amounts, if any, that have been finally determined to be due and payable to the Buyer under Article X, the Buyer shall sell, transfer, convey, assign and deliver, and shall take such other steps as may be necessary under Applicable Law or the Charter Documents of the Company in order to transfer, to the Seller, and the Seller shall purchase and acquire from Buyer, the Clawback Shares, free and clear of any

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Encumbrances other than any Encumbrances (x) created by any of the Transaction Documents, (y) that are transfer restrictions arising as a matter of applicable securities law or (z) created by or at the direction of the Seller or any of its Affiliates or the MEP Trustee or the Managers, which delivery shall be evidenced by certificates representing such Clawback Shares, accompanied by a duly executed deed of assignment (Abtretungsvertrag), in proper form for transfer and satisfactory in form and substance to the Seller;

(ii) the Buyer shall deliver to the Seller a duly executed filing request with the commercial register for the purpose of registering the Seller as the holder of the Clawback Shares, and take such other steps as may be necessary under Applicable Law or the Charter Documents of the Buyer in order to transfer such number of Clawback Shares to the Seller; and

(iii) in consideration for the sale, transfer, conveyance, assignment and delivery of the Clawback Shares, the Seller shall deliver to the Buyer £1.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except (a) as set forth in the Company Disclosure Schedule delivered by the Company to the Buyer prior to the execution of this Agreement (the “Company Disclosure Schedule”) or (b) with respect to the Galenica Shares, as to which the Company makes no representation and gives no warranty (other than as expressly set forth in Article IV), the Company hereby represents and warrants to the Buyer (I) as of the Signing Date and as of the First Step Closing Date and (II) solely with respect to the Fundamental Company Representations, as of the Second Step Closing Date, in each case as though such representations and warranties were made by the Company as of such date (except in the case of any representations or warranties that speak as of a specific date, in which case as of such specific date) as follows:

Section 4.01 Organization and Qualification. (a) Each member of the AB Group, and, to the Knowledge of the Company, each AB Principal JV, is duly organized, validly existing and, where such concept is applicable, in good standing under the Applicable Laws of its jurisdiction of incorporation or organization, with all requisite power and authority to own its properties and to conduct its business as currently conducted, except, in the case of the AB Group (other than the Company and the Material Company Subsidiaries) and the AB Principal JVs, for those jurisdictions in which the failure to have such power or authority or to be so organized, validly existing or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each member of the AB Group and, to the Knowledge of the Company, each AB Principal JV, is duly licensed, authorized or qualified for the transaction of business in each jurisdiction in which its ownership, lease, license, use or operation of assets or properties or conduct of business requires such qualification, except where the absence of such license, authorization or qualification has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Access to true and complete copies of the Charter Documents of each member of the AB Group and each AB Principal JV, in each case as of the date hereof, has previously been made available to the Buyer in the Data Room prior to the Signing Date. None of the AB Group Members and, to the Knowledge of the Company, the AB Principal JVs, is in violation or breach of, or default under, any such Charter Document, except, in the case of the Company and the Material Company Subsidiaries for de minimis violations, breaches or defaults and except, in the case of the AB Group (other than the Company and the Material Company Subsidiaries) and the AB Principal JVs for violations, breaches or defaults, which, individually and in the aggregate, are not materially adverse to the AB Group and the AB Principal JVs, taken as a whole.

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Section 4.02 Authority; Execution and Delivery; Enforceability. (a) The Company has the requisite power and authority to execute this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation of the Transactions have been duly authorized by all necessary corporate actions.

(b) The Company has duly executed and delivered this Agreement and shall, subject to the terms and conditions of this Agreement, duly execute and deliver each of the other Transaction Documents to which it is or will be a party and, assuming the due authorization, execution and delivery by each other party thereto, this Agreement constitutes and such other Transaction Documents shall constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and general principles of equity (whether considered in a Proceeding at law or in equity).

Section 4.03 No Conflicts; Consents. (a) The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation of the Transactions do not and will not (with or without notice or lapse of time or both):

(i) contravene, conflict with or result in a violation of (including by triggering a “change of control” or analogous provision or right) any of the provisions of any Charter Documents of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV;

(ii) assuming that all Consents contemplated by clause (b) below have been obtained, contravene, conflict with or result in a violation of any Applicable Law or Order to which the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, or any of the assets or businesses owned, used or operated by any of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, is subject;

(iii) assuming that all Consents contemplated by clause (b) below have been obtained, (A) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract to which the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, is a party, or to which the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, or any of the assets or businesses owned, used or operated by any of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, is subject, (B) give any Person the right to: (1) declare a default or exercise any remedy under any such Material Contract (including a right or remedy triggered by a “change of control” or similar transaction); (2) accelerate the maturity or performance of any such Material Contract; or (3) cancel, terminate or modify any such Material Contract, or (C) result in the imposition of any material Encumbrances on any of the assets of the AB Group or, to the Knowledge of the Company, any AB Principal JV, other than Permitted Encumbrances;

(iv) assuming that all Consents contemplated by clause (b) below have been obtained, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Consent that is held by the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, or to which the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, or any of the assets or businesses owned, used or operated by any of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, is subject; or

(v) assuming that all Consents contemplated by clause (b) below have been obtained, result in the imposition of any Encumbrances on the First Step Company Shares, the Second Step Company Shares,

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or the German Holdco Ordinary Shares or the Russian Holdco Ordinary Shares to be delivered (including at the option of the Buyer) at the Second Step Closing, as applicable, other than Permitted Encumbrances;

except, in the case of any of clauses (ii) through (iv) of this Section 4.03(a), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No Consent of any Governmental Authority or Person is necessary for the execution, delivery or performance of this Agreement or the Transaction Documents by the Company or the consummation of the Transactions, except to the extent applicable for (i) those set forth on Section 4.03(b) of the Company Disclosure Schedule, (ii) with respect to the Second Step Closing, Consents of Governmental Authorities under antitrust or merger control Applicable Laws, (iii) compliance with and filings under the Securities Act and the Exchange Act by the Buyer and (iv) those the failure of which to make or obtain have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04 Capitalization. (a) As of the date hereof, the authorized capital stock of the Company consists solely of 2,098,000 ordinary shares with a par value of CHF 1,000 each (the “Company Ordinary Shares”), all of which are issued and outstanding as of the Signing Date and as of the Signing Date constitute the total issued and outstanding share capital of the Company and (A) are duly authorized and validly issued, (B) are fully paid and non-assessable, and (C) were issued in compliance with all Applicable Laws concerning the issuance of securities and the Company’s Charter Documents. As of the Signing Date, there are no other Equity Interests of the Company authorized, issued or outstanding. As of the Signing Date, the First Step Company Shares and Second Step Company Shares are owned of record by the Seller, free and clear of any Encumbrances, other than Permitted Encumbrances. As of the First Step Closing Date, the First Step MEP Company Shares and the First Step Seller Company Shares collectively will constitute forty-five percent (45%) of the total issued and outstanding share capital, and forty-five percent (45%) of the total voting power, of the Company and (A) will be duly authorized and validly issued, (B) will be fully paid and non-assessable, and (C) will have been issued in compliance with all Applicable Laws concerning the issuance of securities and the Company’s Charter Documents. As of the Second Step Closing Date, the Second Step MEP Company Shares and the Second Step Seller Company Shares, taken together with the First Step Company Shares, collectively will constitute one hundred per cent (100%) of the total issued and outstanding share capital of the Company and (A) will be duly authorized and validly issued, (B) will be fully paid and non-assessable, and (C) will have been issued in compliance with all Applicable Laws concerning the issuance of securities and the Company’s Charter Documents.

(b) A true and complete list of the members of the AB Group and AB Principal JVs as of the Signing Date is set forth in Section 4.04(b) of the Company Disclosure Schedule, and such list sets forth as of the Signing Date, with respect to each such Person (A) its jurisdiction of organization or formation and (B) the direct or indirect Equity Interest ownership of the Company or the Seller, as applicable, in each such Person, as well as the Equity Interest ownership interest of any other Person in each such Person that is not wholly owned, directly or indirectly, by the Company or the Seller, as applicable. Except as set forth on Section 4.04(b) of the Company Disclosure Schedule, all of the issued and outstanding Equity Interests of any member of the AB Group or any AB Principal JV owned, directly or indirectly, by the Company and/or the Seller, as applicable, are owned free and clear of any Encumbrances, other than Permitted Encumbrances and other Encumbrances, which other Encumbrances have not been, and would not reasonably be expected to be, individually or in the aggregate, material to the AB Group and the AB Principal JVs, taken as a whole.

(c) All of the outstanding Equity Interests of each member of the AB Group other than the Company and, to the Knowledge of the Company, each AB Principal JV (A) are duly authorized and validly issued, (B) are fully paid and non-assessable and (C) were issued in compliance with all Applicable Law and such Person’s Charter Documents, except in each case (other than with respect to the Material Company Subsidiaries) as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to such Person, as

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applicable. Except as set forth in Section 4.04(c) of the Company Disclosure Schedule, as of the date hereof, (i) the Company does not own, directly or indirectly, any Equity Interests in any Person that is not a member of the AB Group or a AB Principal JV and (ii) no UK Holdings Group Member owns, directly or indirectly, any Equity Interests in any Person that is not a member of the AB Group or a AB Principal JV.

(d) There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, commitments or other similar Equity Interests of any character under which the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, is obligated to issue or sell, or giving any Third Party a right to subscribe for or acquire, or in any way dispose of, any Equity Interests of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV. The outstanding Equity Interests of the Company and the other members of the AB Group and, to the Knowledge of the Company, the AB Principal JVs, are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Equity Interests. There are no phantom stock or similar rights providing economic benefits based, directly or indirectly, on the value or price of the Equity Interests of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV and no obligations, contingent or otherwise, of the Company or any other member of the AB Group to repurchase, redeem or otherwise acquire any Equity Interests of the Company or any other member of the AB Group.

(e) There are no bonds, debentures, notes or other Indebtedness of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, having the right to vote on the election of the board of directors (or similar governing bodies) of the Company or any other member of the AB Group or any AB Principal JV, or otherwise vote with or as part of a class with any Equity Interests of the Company or any other member of the AB Group or any AB Principal JV issued or outstanding.

Section 4.05 Financial Statements; Internal Controls. (a) Attached hereto as Section 4.05 of the Company Disclosure Schedule are true and complete copies of the following financial statements (such statements and the notes related thereto, the “Company Financial Statements”): the audited consolidated financial statements of the Company, which comprise the Group (being the Company and its Subsidiaries and their interests in associates and joint ventures) income statement, Group statement of comprehensive income, Group statement of financial position, Group statement of changes in equity, Group statement of cash flows, and related notes, for the fiscal years ended, March 31, 2010, March 31, 2011, March 31, 2012, including the directors’ responsibilities statements and unqualified statutory auditor’s reports related thereto.

(b) Since March 31, 2009, the Company Financial Statements (i) have been prepared from and for the periods covered thereby are in accordance in all material respects with the books and records of the Company and its consolidated Subsidiaries, (ii) have been prepared in accordance with IFRS applied on a consistent basis throughout the periods covered thereby (except as expressly indicated in the notes thereto) and (iii) give a true and fair view of the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and the cash flows for the periods then ended in accordance with IFRS.

(c) Since March 31, 2009, the books of account, minute books and other records of the Company and each other member of the AB Group and, to the Knowledge of the Company, each AB Principal JV, are complete and correct in all material respects in accordance with Applicable Law, and have recorded therein the results of operations and the assets and liabilities of the Company and each other member of the AB Group and, to the Knowledge of the Company, each AB Principal JV, as applicable, required to be reflected in accordance with IFRS in all material respects. Since March 31, 2009, each of the Company and the other members of the AB Group and, to the Knowledge of the Company, each AB Principal JV, has maintained a system of accounting and internal controls effective to provide reasonable assurances regarding the reliability of the consolidated financial reporting and the preparation of the consolidated financial statements of the Company and its consolidated Subsidiaries in accordance with IFRS in all material respects.

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(d) Since March 31, 2009, neither the Company nor any other member of the AB Group nor, to the Knowledge of the Company, any AB Principal JV, has received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any other member of the AB Group or any AB Principal JV, or their respective internal accounting controls, relating to periods after March 31, 2009, except for any complaints, allegations, assertions or claims that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Except as set forth on Section 4.05(e) of the Company Disclosure Schedule, neither the Company nor any other member of the AB Group is a party to, or has any commitment to become a party to, any material off-balance sheet partnership or arrangements, or any similar Contract where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any other member of the AB Group, as applicable, in their respective financial statements (including the Company Financial Statements).

Section 4.06 Undisclosed Liabilities. Except for Liabilities as and to the extent expressly disclosed in Section 4.06 of the Company Disclosure Schedule, neither the Company nor any other member of the AB Group nor, to the Knowledge of the Company, any AB Principal JV, has any Liabilities except for (i) Liabilities reflected or reserved against on the most recent balance sheet included in the Company Financial Statements and not heretofore paid or discharged, (ii) Liabilities incurred since March 31, 2012 that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (iii) Liabilities that were incurred pursuant to this Agreement.

Section 4.07 Proceedings. (a) As of the date hereof, there are no Proceedings by or before any Governmental Authority pending or, to the Knowledge of the Company, threatened in writing against the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) As of the date hereof, neither the Company nor any other member of the AB Group nor, to the Knowledge of the Company, any AB Principal JV, is in violation of any outstanding Order, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.08 Material Contracts. (a) Schedule 4.08(a) of the Company Disclosure Schedule sets forth a true and complete list as of the Signing Date of each Material Contract, to the extent any such Material Contract would purport to bind the Buyer or any of its Affiliates with respect to any activities in the United States after the First Step Closing or the Second Step Closing. True and complete copies of all such Material Contracts have been provided to the Buyer in the Data Room prior to the Signing Date, in accordance with Applicable Law.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Material Contract is in full force and effect, and is valid, binding and is enforceable against the Company or the applicable other member of the AB Group, as the case may be, and, to the Knowledge of the Company, each other party thereto, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and general principles of equity (whether considered in a Proceeding at law or in equity); (ii) neither the Company nor any applicable member of the AB Group, nor, to the Knowledge of the Company, any other party thereto, is (with or without notice or lapse of time or both) in default under any Material Contract, and, to the Knowledge of the Company, no other party has repudiated any provision thereof; (iii) to the Knowledge of the Company, there does not exist any event, circumstance or condition, upon consummation of the Transactions or otherwise, which upon the giving of notice or the lapse of time or both, would (x) constitute an event of default or default under any Material Contract or (y) entitle any other party thereto to accelerate, renegotiate or terminate, or receive any

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payment under, any Material Contract; and (iv) neither the Company nor, to the Knowledge of the Company, any applicable member of the AB Group has received any written notice of the intention of any Person to terminate any Material Contract.

Section 4.09 Compliance with Legal Requirements; Permits. (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the other members of the AB Group and, to the Knowledge of the Company, the AB Principal JVs, are currently conducting their respective businesses, and such respective businesses in the past since March 31, 2009 have been conducted, in compliance with all Applicable Laws and Permits.

(b) The Company and the other members of the AB Group and, to the Knowledge of the Company, the AB Principal JVs, hold all Permits necessary to own, operate and conduct their respective businesses as they are currently being conducted, all such Permits are in full force and effect and any necessary application for renewal of any such Permit has been timely filed, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since March 31, 2009, neither the Company nor any other member of the AB Group nor, to the Knowledge of the Company, any AB Principal JV, has received any written notice which would indicate that the Company or any other member of the AB Group or any AB Principal JV is not, or was not at the time of such notice, in compliance with all Applicable Laws and Permits, except with respect to noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and, to the Knowledge of the Company, no basis exists therefor.

(d) Without limiting the other provisions of this Section 4.09, the Company and the other members of the AB Group and, to the Knowledge of the Company, each AB Principal JV, in each case, for the avoidance of doubt, including through their respective directors, officers, employees or agents or distributors or other Persons associated with or acting on their behalf, since March 31, 2009 have been in compliance in all material respects with all requirements under the United Kingdom Bribery Act 2010, as amended (including when assuming any applicable activity was carried out in the United Kingdom), the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.), as amended, the Anti-Kickback Act of 1986, as amended, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Officials in International Business Transactions and all legislation implementing such convention and all other international anti-bribery, anti-corruption, bribery, anti-boycott, embargo, anti-money laundering and similar Applicable Laws and Orders (including any applicable written standards, requirements, directives or policies of any Governmental Authority) (the “Anti-Bribery Laws”), including with respect to making, offering to make, promising to make or authorizing the payment or giving of, or requesting, agreeing to receive or accept, directly or indirectly, any bribe, rebate, payoff, influence payment, facilitation payment, kickback or other unlawful payment or gift. Since March 31, 2009, neither the Company nor any other member of the AB Group nor, to the Knowledge of the Company, any AB Principal JV, has (i) received any written communication from any Governmental Authority or from any Third Person that alleges that the Company or any other member of the AB Group or any AB Principal JV, or any director, officer, employee or agent or distributor thereof or any other Person associated with or acting on the Company’s or any such other member of the AB Group’s or any such AB Principal JV’s behalf, has violated or is in violation of any Anti-Bribery Laws or (ii) made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other violation or liability arising under or relating to any Anti-Bribery Law.

Section 4.10 Absence of Certain Developments. Since March 31, 2012 until the date hereof, (a) neither the Company nor any other member of the AB Group nor, to the Knowledge of the Company, any AB Principal JV, has undergone or experienced any Effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect, (b) the Company and the other members of the AB Group and, to the Knowledge of the Company, the AB Principal JVs, have conducted their business and

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operations in the Ordinary Course of Business and (c) neither the Company nor any other member of the AB Group has taken any action that, if taken after the Signing Date, would constitute a breach of Section 7.01 absent consent of the Buyer.

Section 4.11 Insurance. Except where the failure to be covered has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all properties of the Company and the other members of the AB Group and, to the Knowledge of the Company, the AB Principal JVs, are currently covered by insurance or self-insurance programs in such types and amounts as are consistent with customary practices and standards of companies engaged in businesses similar to the business of the Company and Applicable Law. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance programs of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, are in full force and effect and all premiums thereon have been timely paid, (b) since March 31, 2010 until the date hereof, there has been no claim made by or on behalf of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, as to which coverage has been denied and (c) other than in the Ordinary Course of Business, no written notice of termination, or reduction in benefits, or increase in cost, of any such programs has been received by the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV.

Section 4.12 Environmental Matters. (a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and the other members of the AB Group and, to the Knowledge of the Company, the AB Principal JVs, are, and since March 31, 2009 have been, in compliance with all applicable Environmental Laws.

(ii) The Company and the other members of the AB Group and, to the Knowledge of the Company, the AB Principal JVs, hold and are in compliance with all Environmental Permits that are required in order to operate as they currently operate, and all such Environmental Permits are in full force and effect. Neither the Company nor any other member of the AB Group nor, to the Knowledge of the Company, any AB Principal JV, has received any written communication regarding any adverse change in the status or terms and conditions of any Environmental Permit or alleging that any of the Company or any other member of the AB Group or any AB Principal JV has been, is or may be in violation of any Environmental Law or Environmental Permit, that any further Environmental Permit may be required or that any Environmental Permit may be subject to termination, modification, suspension or revocation.

(iii) Neither the Company nor any other member of the AB Group nor, to the Knowledge of the Company, any AB Principal JV, has received from any Person any: (x) Environmental Notice or Environmental Claim; or (y) written request for information pursuant to Environmental Law, which, in the case of either clause (x) or clause (y), either remains pending or unresolved, or is the source of ongoing obligations or requirements; and, to the Knowledge of the Company, no such Environmental Notice, Environmental Claim or request is threatened.

(iv) To the Knowledge of the Company, there has been no actual or threatened Release of Hazardous Materials with respect to any real property currently or formerly owned, operated or leased by the Company or any other member of the AB Group or any AB Principal JV or any Third Party, which could reasonably be expected to result in an Environmental Claim against the Company or any other member of the AB Group or any AB Principal JV. Neither the Company nor any other member of the AB Group nor, to the Knowledge of the Company, any AB Principal JV, has received any Environmental Notice that any real property currently or formerly owned, occupied, used, operated or leased in connection with the businesses of the Company and the other members of the AB Group and, to the Knowledge of the Company, the AB Principal JVs (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material.

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(v) To the Knowledge of the Company, neither the Company nor any other member of the AB Group nor any AB Principal JV, has retained or assumed, by Contract or operation of law, any Liabilities of any Third Party under any Environmental Law.

Section 4.13 Intellectual Property. (a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the other members of the AB Group exclusively own all right, title and interest in and to the Company Intellectual Property registered with the applicable Governmental Authorities as owned by such entity and own or have the right to use all other Intellectual Property used by the Company and the other members of the AB Group in the conduct of their businesses as currently conducted and as has been conducted during the twelve month period immediately preceding the Signing Date.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no oppositions, cancellations, invalidity Proceedings, interferences or re-examination Proceedings (other than routine office actions and similar matters with the applicable Governmental Authority with respect to applications or registrations of Intellectual Property) pending or, to the Knowledge of the Company, threatened in writing with respect to any Intellectual Property owned by the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, and (ii) all registrations of Intellectual Property owned by the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, are currently in good standing and subsisting and recorded in the name of such Persons with the applicable Governmental Authority against each such item of registered or applied for Company Intellectual Property, and to the Knowledge of the Company, are valid.

(c) To the Knowledge of the Company, since March 31, 2009, no Third Party has infringed the Company Intellectual Property, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the conduct of the business as currently conducted of the Company and the other members of the AB Group and, to the Knowledge of the Company, the AB Principal JVs, does not infringe, misappropriate or otherwise violate any Intellectual Property owned by a Third Party and (ii) since March 31, 2009, no Proceeding has been commenced or, to the Knowledge of the Company, threatened in writing (except, in each case, for matters that have since been fully resolved as of the date hereof without any material unperformed or continuing obligations applicable to the Company or any other member of the AB Group) or is pending, alleging that the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, has violated any Intellectual Property of a Third Party.

Section 4.14 Real Property. (a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the other members of the AB Group have good, valid and beneficial indefeasible freehold (or analogous concept under Applicable Law) title to all of Material Owned Real Property, free and clear of all Encumbrances, other than Permitted Property Encumbrances, and (i) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Material Owned Real Property or any portion thereof and (ii) neither the Company nor any other member of the AB Group is a party to any agreement or option to sell any Material Owned Real Property.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or the applicable member of the AB Group has a good, valid and beneficial leasehold interest in each Material Lease, free and clear of all Encumbrances, other than Permitted Property Encumbrances. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there exists no outstanding default, or any condition, state of facts or event that with the passage of time or giving of notice would constitute a breach or a default, in the performance of its obligations under any of the Material Leases by the Company or any other member of the AB

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Group, or, to the Knowledge of the Company, by the landlord or any other party to any of the Material Leases, and neither the Company nor any other member of the AB Group has received or delivered any written notice claiming a breach or default in any respect under any Material Lease, which notice remains outstanding. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or the applicable member of the AB Group is in sole possession of the premises demised under each Material Lease and (ii) neither the Company nor the applicable member of the AB Group has assigned, sublet, mortgaged or otherwise conveyed all or any portion of its respective interest in any of the Material Leases or the premises demised under any of the Material Leases.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor the applicable member of the AB Group has received written notice of any condemnation Proceeding or proposed action or agreement for taking in lieu of condemnation, nor is any such Proceeding, action or agreement pending or, to the Knowledge of the Company, threatened in writing, with respect to any portion of any material Leased Real Property or Material Owned Real Property.

Section 4.15 Related Party Transactions. Section 4.15 of the Company Disclosure Schedule sets forth all Contracts in effect between (i) the Seller or any of its Affiliates (other than the Company, the other members of the AB Group and the AB Principal JVs, but expressly including for this purpose, as an Affiliate of the Seller, Galenica and its Affiliates (other than Alliance Boots Investments 2 Limited), Alliance Healthcare Italy and its Subsidiaries and the Russian Holdco and its Subsidiaries), on the one hand, and the Company or any other member of the AB Group or any AB Principal JV (other than Alliance Healthcare Italy and its Subsidiaries and the Russian Holdco and its Subsidiaries), on the other hand, (ii) the Seller or any of its Affiliates (other than the Company, the other members of the AB Group and the AB Principal JVs, but expressly including for this purpose, as an Affiliate of the Seller, Galenica and its Affiliates (other than Alliance Boots Investments 2 Limited), Alliance Healthcare Italy and its Subsidiaries and the Russian Holdco and its Subsidiaries) and any Third Party under which the Company or any other member of the AB Group or any AB Principal JV (other than Alliance Healthcare Italy and its Subsidiaries and the Russian Holdco and its Subsidiaries) receives a benefit and (iii) the Company or any other member of the AB Group or any AB Principal JV (other than Alliance Healthcare Italy and its Subsidiaries and the Russian Holdco and its Subsidiaries), on the one hand, and any Third Party, on the other hand, under which the Seller or any of its Affiliates (other than the Company, the other members of the AB Group and the AB Principal JVs, but expressly including for this purpose, as an Affiliate of the Seller, Galenica and its Affiliates (other than Alliance Boots Investments 2 Limited), Alliance Healthcare Italy and its Subsidiaries and the Russian Holdco and its Subsidiaries), receives a benefit.

Section 4.16 Tax Matters.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) Each of the Company and the other members of the AB Group and, to the Knowledge of the Company, each AB Principal JV, has (A) duly and timely filed (or has had duly and timely filed on its behalf) with the appropriate Taxing Authority all Tax Returns required to be filed by or with respect to it, and all such Tax Returns are true, correct and complete in all respects and (B) timely paid in full (or there has been timely paid in full on its behalf) all Taxes of the Company and the other members of the AB Group and, to the Knowledge of the Company, the AB Principal JVs (whether or not shown as due and payable on any Tax Return).

(ii) Each of the Company and the other members of the AB Group and, to the Knowledge of the Company, the AB Principal JVs, has complied in all respects with all Applicable Laws relating to the payment and withholding of Taxes, including with respect to payments (including in Securities) made to any employee, independent contractor, creditor, stockholder, partner or other third party, and has, within the time and manner prescribed, withheld and paid over to the appropriate Taxing Authority all amounts required to be withheld and paid over under all Applicable Laws.

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(iii) There are no Liens for Taxes upon the assets or properties, tangible or intangible, of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV. There are no currently effective waivers or comparable consents of any applicable statute of limitations with respect to, or extensions of the period for assessment of, any Taxes or Tax Returns of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV.

(iv) None of the Company or any other member of the AB Group, or to the Knowledge of the Company, any AB Principal JV is treated as a resident for Tax purposes in a jurisdiction other than the jurisdiction under the laws of which it is organized. No jurisdiction in which the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, does not currently file Tax Returns has made a written claim that the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, is required to file a Tax Return with such jurisdiction or that the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, may be subject to taxation by such jurisdiction. There are no claims, disputes or other Proceeding pending or threatened in writing with respect to any Taxes or Tax Returns of or with respect to the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV.

(v) None of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, has participated in any transaction, scheme, or arrangement (x) which is required to be disclosed or reported to any Taxing Authority on the basis that it is or may be a Tax avoidance or abusive transaction, scheme, or arrangement or (y) which has been identified by any Taxing Authority as a tax avoidance or abusive transaction, scheme, or arrangement.

(vi) No rulings from or agreements with any Taxing Authority have been requested or received by or with respect to the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV.

(vii) None the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, (i) is a party to, bound by, or obligated under any Tax sharing, allocation, indemnity or similar agreement or arrangement with any Person other than any member of the AB Group, (ii) is or was a member of any consolidated, combined, unitary or affiliated Tax Return group other than a group whose members are all members of the AB Group, or (iii) is liable under any Applicable Law to pay to a Taxing Authority an amount in respect of a Tax Liability which is the primary Liability of another Person other than any member of the AB Group, or (iv) constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code within three years prior to the date of this Agreement.

(b) In connection with the acquisition of Alliance Boots plc on June 26, 2007, the Seller timely filed or caused to be timely filed with the United States Internal Revenue Service each of the United States Internal Revenue Service Forms 8023 contained in the Data Room (collectively, the “2007 Section 338(g) Elections”) the 2007 Section 338(g) Elections have not subsequently been revoked or otherwise modified. As of the date hereof, no Taxing Authority has challenged or threatened to challenge any of the 2007 Section 338(g) Elections and there are no claims, disputes or other Proceeding pending or threatened in writing with respect to any of the 2007 Section 338(g) Elections. None of the Seller, any member of the AB Group or, to the Knowledge of the Company, any other Person has taken any position for U.S. federal income tax purposes inconsistent with any of the 2007 Section 338(g) Elections.

(c) To the Knowledge of the Company, (i) neither the Company nor any Subsidiary of the Company is, or prior to the First Step Closing will be, a “controlled foreign corporation” within the meaning of Section 957(a) of the Code and (ii) neither the Company nor any Subsidiary of the Company is or, or prior to the First Step Closing will be, required to conform its taxable year for U.S. federal income tax purposes to a “required year” within the

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meaning of Section 898 of the Code, in each case determined without regard to the Buyer or this Agreement. Neither the Company nor any Subsidiary of the Company nor, to the Knowledge of the Company, any other Person has filed a U.S. federal income tax return adopting or otherwise designating a taxable year for U.S. federal income tax purposes for any Subsidiary of the Company that is treated as of the date hereof, or will be at the First Step Closing, treated as a foreign corporation for U.S. federal income tax purposes.

(d) Entity classification elections pursuant to U.S. Treasury Regulation Section 301.7701-3(c) have been filed to classify each of the Company and AB Acquisitions LuxCo 1 S.a.r.l. as a “disregarded entity” or partnership status, as applicable, for U.S. federal income tax purposes and, at the First Step Closing, each of the Company and AB Acquisitions LuxCo 1 S.a.r.l. will be classified as a “disregarded entity” or partnership status, as applicable, for U.S. federal income tax purposes. Neither the Seller nor the Company nor any Subsidiary of the Company has taken any position on any Tax Return or in any Tax proceeding, which is inconsistent with such classification, for U.S. federal income tax purposes. No Taxing Authority has challenged or threatened in writing to challenge such classification for U.S. federal income tax purposes.

Section 4.17 Employment Matters. Other than as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) the Company and each of the other members of the AB Group and, to the Knowledge of the Company, the AB Principal JVs, have complied with all Applicable Laws regarding (a) employment and employment practices, including all Applicable Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, health and safety, workers’ compensation, leaves of absence and unemployment insurance and (b) the payment and withholding of Taxes and other amounts in respect of their employment of the Employees and workers, and (y) except in respect of normal accruals, none of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, is liable for arrears of wages, taxes, penalties or other sums for failure to comply with such Applicable Laws.

Section 4.18 Company Benefit Plans. (a) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the other members of the AB Group, as of the date hereof, have complied, and are now in compliance, with the Applicable Laws regarding each Company Benefit Plan and each Company Benefit Plan has been administered in accordance with its terms; and (ii) each Company Benefit Plan intended to qualify for a particular tax treatment under Applicable Law meets all the requirements for such treatment and has received, to the extent available, confirmation of its intended tax treatment from the applicable Governmental Authority.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that is intended to be funded and/or book-reserved is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, other than in respect of the Company Benefits Plans identified in Section 4.18(c) of the Company Disclosure (the “UK Pension Arrangements”), none of the Company or any other members of the AB Group or, to the Knowledge of the Company, any AB Principal JV, is or has at any time been the employer, or connected or associated with the employer (as those terms are used in the UK Pensions Act 2004) in relation to a UK defined benefit pension scheme. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no notifiable event (as defined in Section 69 of the UK Pensions Act 2004) has occurred in relation to any Company Benefit Plan subject to the Applicable Laws of the United Kingdom and the completion of the transactions contemplated by this Agreement will not constitute such a notifiable event. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no circumstances exist or have existed which could lead to any material liability for the Company or any other

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members of the AB Group or, to the Knowledge of the Company, any AB Principal JV, under Sections 38 to 56 of the UK Pensions Act 2004. Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no debt under Section 75 has arisen in respect of the Company or any other members of the AB Group or, to the Knowledge of the Company, any AB Principal JV, that has not been settled in full nor will any such debt arise on completion of the transactions contemplated by this Agreement.

(d) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the defined benefit pension schemes of Boots Norge AS and Alliance Healthcare Norge AS which were liquidated with effect from January 1, 2011 have been fully funded in accordance with their terms and Applicable Laws to cover (i) any payment of disability pension (Nw.: “uførepensjon”) to members under said schemes, (ii) any future disability pension obligations for members who prior to the liquidation of said schemes had a pending application for disability pension with the Norwegian National Insurance authority (Nw.: “Folketrygden”); and (iii) any and all rights that can be derived from the paid-up pension policies (Nw.: “fripoliser”) issued to the members of the scheme as a result of the defined benefit pension schemes being liquidated.

(e) Since the last 12 months prior to the Signing Date, no Employee, officer, director or consultant who is party to a Material Employment Agreement has given or received notice terminating his or her employment or service relationship with the Company or any other members of the AB Group.

(f) Except as set forth on Section 4.18(f) of the Company Disclosure Schedule, neither the execution, delivery and performance of this Agreement or any of the other Transaction Documents, nor the consummation of the Transactions, will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any Employee or officer or director of the Company or any other members of the AB Group or, to the Knowledge of the Company, any AB Principal JV.

(g) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) there are no pending or, to the Knowledge of the Company, threatened Proceedings (other than claims for benefits in the ordinary course) which have been asserted or instituted, and, (ii) to the Knowledge of the Company, no set of circumstances exists which may reasonably give rise to a Proceeding, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts or other funding arrangements under any of the Company Benefit Plans which could reasonably be expected to result in any Liability of the Company or any of its subsidiaries to any Governmental Authority, any Company Benefit Plan, any participant in a Company Benefit Plan, or any other party.

(h) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each individual who renders services to the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, who is classified by the Company or such other Person, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Benefit Plans) is properly so characterized under Applicable Law.

(i) None of the Company or any other members of the AB Group has any Liability with respect to the purchase of Qualifying Securities or Remaining Qualifying Securities (in each case as defined in Part D of Schedule 6 of the MEP Agreement) from any Manager (as defined in Section 1.1. of the MEP Agreement).

(j) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to the Share Plans, (i) each Share Plan has at all times been operated by the relevant member of the AB Group in accordance with its terms, and, to the Knowledge of the

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Company, there is no ground on which approval for an HM Revenue & Customs-approved Share Plan may be withdrawn or cease to apply; (ii) all national insurance elections and elections under Chapter 2 of Part 7 of the ITEPA 2003 have been properly entered into by the Employees concerned and their employer; and (iii) all reporting requirements in relation to the Employees’ participation in the Share Plans, including filing requirements under Section 421J of ITEPA 2003, have been complied with.

Section 4.19 Certain Labor Matters. (a) Except as set forth in Section 4.19(a) of the Company Disclosure Schedule, as of the date hereof: (i) neither the Company nor any other member of the AB Group is a party to, bound by, or negotiating any collective bargaining agreement, union recognition agreement, European Works Council Agreement or other similar material Contract (collectively, “Collective Bargaining Agreements”) with a labor or trade union, guild, works council or other analogous labor or employee representative body or organization, (ii) to the Knowledge of the Company, there is not any labor union, guild, works council or other analogous labor or employee representative body or organization representing or purporting to represent any Employees (including by seeking recognition), and, to the Knowledge of the Company, no labor union, guild, works council or other analogous labor organization, or group of Employees is seeking or has sought since March 31, 2009, to organize Employees for the purpose of collective bargaining and (iii) none of the Company or any other member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, has any duty to bargain with any labor union, guild, works council or other analogous labor organization. Since March 31, 2009 until the date hereof, there has not been, and, to the Knowledge of the Company, there has not been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Company or any other member of the AB Group, other than as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except where the failure to take such actions have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Seller, the Company and each of the other members of the AB Group and, to the Knowledge of the Company, each AB Principal JV, have taken all actions required under Applicable Law or under any Collective Bargaining Agreement, and all other actions that are reasonably necessary, with respect to labor unions, guilds, works councils or other analogous labor organizations to enable the Parties to carry out the Transactions as contemplated by the Transaction Documents, including any notification, consultation or approval requirements.

Section 4.20 Brokers. Except for Centerview Partners LLC, no agent, broker, investment banker or other firm or Person is or will be entitled to receive any broker’s or finder’s fee or any other commission or similar fee in connection with the Transactions based on arrangements made by the Seller, the Company or any of their respective Affiliates. The Seller (and not the Buyer or any member of the AB Group) is solely responsible for any fees, commissions and expenses or other amounts that are or may become payable to Centerview Partners LLC or any Affiliate thereof in connection with the Transaction Documents or the Transactions.

Section 4.21 Company Information. None of the information supplied or to be supplied by or on behalf of the Company or any other member of the AB Group, for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Buyer’s shareholders or at the time of the Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, none of the Company or any other member of the AB Group or any of their Affiliates makes any representation or warranty with respect to any information supplied by Buyer or any of its Affiliates or Representatives which is contained or incorporated by reference in the Proxy Statement.

Section 4.22 Foreign Business. The Company is majority owned by Persons who are not citizens or residents of the United States and either (a) more than 50 percent of its assets are located outside the United States or (b) the majority of its executive officers and directors are not United States citizens or residents.

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Section 4.23 Restrictions on the Transaction. Except as set forth on Section 4.23 of the Company Disclosure Schedule, as of the date hereof, there are no anti-takeover, mandatory offer, fair price or similar statutes or regulations or other Applicable Law or provision of the articles of association or organizational regulations or other Charter Documents of any member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, that would prevent, impede or delay the consummation of the Transactions. Except for the actions set forth on Section 4.23 of the Company Disclosure Schedule, as of the date hereof, no action by the Board of Directors or similar governing body of any member of the AB Group or, to the Knowledge of the Company, any AB Principal JV, or by any of their respective shareholders, members, partners or other equityholders, as the case may be, is or would be necessary to approve the Transactions.

Section 4.24 No Additional Representations. Except as otherwise expressly set forth in this Article IV, neither the Company nor any other member of the AB Group nor any AB Principal JV, nor any other Person acting on their behalf, makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither the Company nor any other member of the AB Group nor any AB Principal JV, nor any other Person acting on their behalf, has made or makes any representation or warranty with respect to any projections, forecasts, estimates or budgets made available to the Buyer or any of its Affiliates of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Company or any other member of the AB Group or any AB Principal JV, or the future business and operations of the Company or any other member of the AB Group or any AB Principal JV, whether or not included in any management presentation.

ARTICLE V

REPRESENTATIONS AND WARRANTIES REGARDING THE SELLER

Except as set forth in the Seller Disclosure Schedule delivered by the Seller to the Buyer prior to the execution of this Agreement (the “Seller Disclosure Schedule”), the Seller hereby represents and warrants to the Buyer, (I) as of the Signing Date and as of the First Step Closing Date and (II) solely to the extent of the Fundamental Seller Representations, as of the Second Step Closing Date, in each case as though such representations and warranties were made by the Seller as of such date (except in the case of any representations or warranties that speak as of a specific date, in which case as of such specific date) as follows:

Section 5.01 Organization and Qualification. (a) The Seller is duly organized, validly existing and, where such concept is applicable, in good standing under the Applicable Laws of its jurisdiction of incorporation or organization, with all requisite power and authority to own its properties and to conduct its business as currently conducted, except for those jurisdictions in which the failure to have such power or authority or to be so organized, validly existing or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Seller to complete the Transactions or perform its obligations under the Transaction Documents.

(b) The Seller is duly licensed, authorized or qualified for the transaction of business in each jurisdiction in which its ownership, lease, license, use or operation of assets or properties or conduct of business requires such qualification, except where the absence of such license, authorization or qualification has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Seller to complete the Transactions or perform its obligations under the Transaction Documents.

(c) Access to true and complete copies of the Charter Documents of the Seller has previously been made available to the Buyer. The Seller is not in violation or breach of, or default under, any such Charter Document, except such violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Seller to complete the Transactions or perform its obligations under the Transaction Documents, breaches or defaults.

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Section 5.02 Authority; Execution and Delivery; Enforceability. (a) The Seller has the requisite power and authority to execute this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Seller of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation of the Transactions have been duly authorized by all necessary corporate or analogous actions.

(b) The Seller has duly executed and delivered this Agreement and shall, subject to the terms and conditions of this Agreement, duly execute and deliver each of the other Transaction Documents to which it is or will be a party and, assuming the due authorization, execution and delivery by each other party thereto, this Agreement constitutes, and the other Transaction Documents shall constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and general principles of equity (whether considered in a Proceeding at law or in equity).

Section 5.03 No Conflicts; Consents. (a) The execution, delivery and performance by the Seller of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation of the Transactions do not and will not (with or without notice or lapse of time or both):

(i) contravene, conflict with or result in a violation of any of the provisions of any Charter Documents of the Seller;

(ii) assuming that all Consents contemplated by clause (b) below have been obtained, contravene, conflict with or result in a violation of any Applicable Law or Order to which the Seller, or any of the assets or businesses owned, used or operated by the Seller, is subject;

(iii) assuming that all Consents contemplated by clause (b) below have been obtained, (A) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material Contract to which the Seller is a party, or to which the Seller or any of the assets or businesses owned, used or operated by the Seller is subject, (B) give any Person the right to: (1) declare a default or exercise any remedy under any such material Contract (including a right or remedy triggered by a “change of control” or similar transaction); (2) accelerate the maturity or performance of any such material Contract; or (3) cancel, terminate or modify any such material Contract, or (C) result in the imposition of any material Encumbrances on any of the assets of the Seller, other than Permitted Encumbrances;

(iv) assuming that all Consents contemplated by clause (b) below have been obtained, result in the imposition of any Encumbrances on the First Step Company Shares, the Second Step Company Shares, or the German Holdco Ordinary Shares or the Russian Holdco Ordinary Shares to be delivered (including at the option of the Buyer) at the Second Step Closing, as applicable, other than Permitted Encumbrances;

except, in the case of clauses (ii) and (iii) of this Section 5.03(a), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Seller to complete the Transactions or perform its obligations under the Transaction Documents.

(b) No Consent of any Governmental Authority or Person is necessary for the execution, delivery or performance of this Agreement or the other Transaction Documents by the Seller or the consummation of the Transactions, except to the extent applicable for (i) those set forth on Section 5.03(b) of the Seller Disclosure Schedule; (ii) with respect to the Second Step Closing, Consents of Governmental Authorities under antitrust or merger control Applicable Laws; (iii) compliance with and filings under the Securities Act and the Exchange Act by the Buyer and (iv) those the failure of which to obtain has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Seller to complete the Transactions or perform its obligations under the Transaction Documents.

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Section 5.04 Proceedings. (a) As of the date hereof, there are no Proceedings by or before any Governmental Authority pending or, to the Knowledge of the Company, threatened against the Seller, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Seller to complete the Transactions or perform its obligations under the Transaction Documents. The Seller is not subject to any outstanding Order, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Seller to complete the Transactions or perform its obligations under the Transaction Documents.

Section 5.05 Brokers. Except for Centerview Partners LLC, no agent, broker, investment banker or other firm or Person is or will be entitled to receive any broker’s or finder’s fee or any other commission or similar fee in connection with the Transactions based on arrangements made by the Seller or any of its Affiliates. The Seller (and not the Buyer or any member of the AB Group) is solely responsible for any fees, commissions and expenses or other amounts that are or may become payable to Centerview Partners LLC or any Affiliate thereof in connection with the Transaction Documents or the Transactions.

Section 5.06 Ownership of Interests.

(a) As of the Signing Date, the Seller owns beneficially and of record, and has good and valid title to the First Step Seller Company Shares, which as of such date constitute all of the Company Ordinary Shares issued and outstanding, free and clear of all Encumbrances, other than Permitted Encumbrances. As of the First Step Closing Date, the Seller will own beneficially and of record and will have good and valid legal title to, the First Step Seller Company Shares, and the MEP Trustee will own of record, on behalf of the Managers, and will have good and valid legal title to, and the Managers will beneficially own, the First Step MEP Company Shares, in each case, free and clear of all Encumbrances, other than Permitted Encumbrances. As of the Second Step Closing Date, the Seller will own beneficially and of record and will have good and valid legal title to, the Second Step Seller Company Shares, and the MEP Trustee will own of record, on behalf of the Managers, and will have good and valid legal title to, and the Managers will beneficially own, the Second Step MEP Company Shares, in each case, free and clear of all Encumbrances, other than Permitted Encumbrances.

(b) As of the Signing Date and as of the Second Step Closing Date, the Seller owns beneficially and UK Holdings owns beneficially and of record, and has good and valid title to, (if applicable) the Russian Holdco Ordinary Shares to be delivered at the Second Step Closing, free and clear of all Encumbrances, other than Permitted Encumbrances, and upon the delivery of (if applicable) the Russian Holdco Ordinary Shares to be delivered at the Second Step Closing, the Buyer will acquire good and valid title to such Russian Holdco Ordinary Shares, free and clear of any Encumbrances, other than Permitted Encumbrances.

(c) Upon the delivery of the First Step Company Shares, the Buyer will acquire good and valid title to such First Step Company Shares, free and clear of any Encumbrances, other than Permitted Encumbrances, which shall, immediately following the First Step Closing, represent, in the aggregate, forty-five percent (45%) of the outstanding Company Ordinary Shares on a fully-diluted basis (and, for the avoidance of doubt, indirectly no less than ninety- seven percent (97%) of the outstanding Equity Interests in AB Acquisitions LuxCo 1 S.a.r.l., and forty-five percent (45%) (after giving effect to the indemnification obligations of the Seller set forth in Article X) of the economic benefits of ownership of the outstanding Equity Interests in AB Acquisitions LuxCo 1 S.à.r.l., in each case on a fully-diluted basis. Upon the delivery of the Second Step Company Shares, the Buyer will acquire good and valid title to such Second Step Company Shares, free and clear of any Encumbrances, other than Permitted Encumbrances, which shall, immediately following the Second Step Closing, represent, when taken together with the First Step Company Shares, in the aggregate, one hundred percent (100%) of the outstanding Company Ordinary Shares on a fully-diluted basis (and, for the avoidance of doubt, indirectly one hundred percent (100%) of the outstanding Equity Interests in AB Acquisitions LuxCo 1 S.a.r.l., and one hundred percent (100%) of the economic benefits of ownership of the outstanding Equity Interests in AB Acquisitions LuxCo 1 S.a.r.l., in each case on a fully-diluted basis).

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Section 5.07 Investment Decision. The Seller will be receiving the First Step Seller Buyer Shares (with respect to the First Step Acquisition) and the Second Step Seller Buyer Shares (with respect to the Second Step Acquisition) for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such First Step Seller Buyer Shares or such Second Step Seller Buyer Shares (in each case except for the delivery of such shares to Shareholder Distributees as contemplated by, and in accordance with, the provisions of Section 7.16). The MEP Trustee will be receiving the First Step MEP Buyer Shares (with respect to the First Step Acquisition) and the Second Step MEP Buyer Shares (with respect to the Second Step Acquisition) on behalf of the Managers for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such First Step MEP Buyer Shares or such Second Step MEP Buyer Shares (in each case except for delivery of legal title to such shares to the Managers). The Seller acknowledges that the First Step Buyer Shares (with respect to the First Step Acquisition) and the Second Step Buyer Shares (with respect to the Second Step Acquisition) have not been registered under the Securities Act or any other federal, state, foreign or local securities Applicable Law, and agrees that such First Step Buyer Shares or such Second Step Buyer Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of (including the delivery of such shares to Shareholder Distributees as contemplated by, and in accordance with, the provisions of Section 7.16) without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Applicable Law, in each case, to the extent applicable. Neither the Seller nor any Manager is a “U.S. person” within the meaning of Rule 902 of Regulation S under the Securities Act. The Seller represents, warrants and undertakes that neither it, its affiliates (as defined in Regulation 501 under the Securities Act), nor any Persons acting on its or their behalf, nor any Shareholder Distributee, the MEP Trustee or any Manager has engaged or will engage in any “directed selling efforts” (as defined in Regulation S under the Securities Act) or “general solicitation” (as defined in Regulation D under the Securities Act) with respect to the First Step Buyer Shares (with respect to the First Step Acquisition) or the Second Step Buyer Shares (with respect to the Second Step Acquisition), and it and they have complied and will comply with the offering restrictions requirement of Regulation S and Regulation D, as applicable, under the Securities Act.

Section 5.08 Seller Information. None of the information supplied or to be supplied by or on behalf of the Seller or any of its Affiliates for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Buyer’s shareholders or at the time of the Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, none of the Seller or any of its Affiliates makes any representation or warranty with respect to any information supplied by the Buyer or any of its Affiliates or Representatives which is contained or incorporated by reference in the Proxy Statement.

Section 5.09 No Additional Representations. Except as otherwise expressly set forth in this Article V, none of the Seller or any Person acting on its behalf makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement.

Section 5.10 Independent Investigation. The Seller has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Buyer and its Subsidiaries, which investigation, review and analysis was done by the Seller, the Company and their respective Representatives. In entering into this Agreement, the Seller acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of the Buyer, its Affiliates or any of their respective Representatives (except the representations and warranties of the Buyer set forth in Article VI). The Seller hereby acknowledges that none of the Buyer or any of its Affiliates or any of their respective Representatives or shareholders or any other Person will have or be subject to any liability to the Seller, the Company, any of their respective Affiliates or any of their respective Representatives or any other Person resulting from the distribution to any such Persons of, or any such Person’s use of, any information relating to the

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Buyer or any of its Subsidiaries, including any information, documents or material made available to any such Persons, whether orally or in writing, any electronic data room set up by the Buyer in connection with the Transactions, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of any such Persons or in any other form in connection with the transactions contemplated by this Agreement. The Seller further acknowledges that no Representative of the Buyer or any of its Subsidiaries has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except (a) as disclosed in the Buyer SEC Reports (excluding any disclosures set forth in any risk factor Section and in any Section relating to forward-looking or safe harbor statements); or (b) as set forth in the Buyer Disclosure Schedule delivered to the Seller by the Buyer prior to the execution of this Agreement (the “Buyer Disclosure Schedule”) the Buyer hereby represents and warrants to the Seller as of (I) the Signing Date and as of the First Step Closing Date and (II) the Second Step Closing Date, in each case as though such representations and warranties were made by the Buyer as of such date (except in the case of any representations or warranties that speak as of a specific date, in which case, as of such specific date) as follows:

Section 6.01 Organization and Qualification. (a) The Buyer is duly organized, validly existing and in good standing under the Applicable Laws of the State of Illinois, with all requisite corporate power and authority to own its properties and to conduct its business as currently conducted.

(b) The Buyer is duly licensed, authorized or qualified for the transaction of business in each jurisdiction in which its ownership, lease, license, use or operation of assets or properties or conduct of business requires such qualification, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(c) Access (including pursuant to publicly available filings with the SEC) to true and complete copies of Amended and Restated Articles of Incorporation and the By-laws of the Buyer as of the date hereof (collectively, the “Buyer Charter Documents”) has previously been made available to the Seller, and the Buyer is not in violation or breach of, or default under, either such document, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Buyer to complete the Transactions or perform its obligations under the Transaction Documents.

Section 6.02 Authority; Execution and Delivery; Enforceability. (a) The Buyer has the requisite power and authority to execute this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation of the Transactions have been duly authorized by all necessary corporate actions, subject to the Buyer Shareholder Approval; provided, that the exercise of the Call Option and Second Step Acquisition (including the issuance of the Second Step Buyer Shares) shall require the approval of the Board of Directors of the Buyer, which approval has not been obtained as of the Signing Date. The affirmative vote of the majority of the Buyer Common Shares represented and entitled to vote at the Shareholder Meeting, voting to approve the issuance (collectively) of the First Step Buyer Shares and the Second Step Buyer Shares, is the only vote of the holders of the Buyer’s capital stock necessary in connection with the consummation of the Transactions (the “Buyer Shareholder Approval”).

(b) The Buyer has duly executed and delivered this Agreement and shall, subject to the terms and conditions of this Agreement, duly execute and deliver each of the other Transaction Documents to which it is or will be a

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party and, assuming the due authorization, execution and delivery by each other party thereto, this Agreement constitutes and the other Transaction Documents shall constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and general principles of equity (whether considered in a Proceeding at law or in equity).

Section 6.03 No Conflicts; Consents. (a) The execution, delivery and performance by the Buyer of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation of the Transactions do not and will not (with or without notice or lapse of time or both):

(i) assuming that all Consents contemplated by clause (b) below, the approval of the Board of Directors of the Buyer of the exercise of the Call Option and the consummation of the Second Step Acquisition (including the issuance of the Second Step Buyer Shares), and the Buyer Shareholder Approval, have been obtained, contravene, conflict with or result in a violation of (including by triggering a “change of control” or analogous provision or right) any of the provisions of the Buyer Charter Documents;

(ii) assuming that all Consents contemplated by clause (b) below, the approval of the Board of Directors of the Buyer of the exercise of the Call Option and the consummation of the Second Step Acquisition (including the issuance of the Second Step Buyer Shares), and the Buyer Shareholder Approval, have been obtained, contravene, conflict with or result in a violation of any Applicable Law or Order to which the Buyer, or any of the assets or businesses owned, used or operated by the Buyer, is subject;

(iii) assuming that all Consents contemplated by clause (b) below, the approval of the Board of Directors of the Buyer of the exercise of the Call Option and the consummation of the Second Step Acquisition (including the issuance of the Second Step Buyer Shares), and the Buyer Shareholder Approval, have been obtained, (A) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material Contract to which the Buyer is a party, or any of the assets or businesses owned, used or operated by any of the Buyer is subject, (B) give any Person the right to: (1) declare a default or exercise any remedy under any such material Contract (including a right or remedy triggered by a “change of control” or similar transaction); (2) accelerate the maturity or performance of any such material Contract; or (3) cancel, terminate or modify any such material Contract or (C) result in the imposition of any Encumbrances on any of the assets of the Buyer, other than any Encumbrances (x) created by any of the Transaction Documents, (y) that are transfer restrictions arising as a matter of applicable securities law or (z) created by or at the direction of the Seller or any of its Affiliates or the MEP Trustee or the Managers; or

(iv) assuming that all Consents contemplated by clause (b) below, the approval of the Board of Directors of the Buyer of the exercise of the Call Option and the consummation of the Second Step Acquisition (including the issuance of the Second Step Buyer Shares), and the Buyer Shareholder Approval, have been obtained, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Consent that is held by the Buyer, or to which the Buyer, or any of the assets or businesses owned, used or operated by the Buyer, is subject;

(v) assuming that all Consents contemplated by clause (b) below, the approval of the Board of Directors of the Buyer of the exercise of the Call Option and the consummation of the Second Step Acquisition (including the issuance of the Second Step Buyer Shares), and the Buyer Shareholder Approval, have been obtained, result in the imposition of any Encumbrances on the First Step Buyer Shares or the Second Step Buyer Shares, as applicable, other than any Encumbrances (x) created by any of the Transaction Documents, (y) that are transfer restrictions arising as a matter of applicable securities law or (z) created by or at the direction of the Seller or any of its Affiliates or the MEP Trustee or the Managers;

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except, in the case of any of clauses (ii) through (iv) of this Section 6.03(a), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) No Consent of any Governmental Authority is necessary for the execution, delivery or performance of this Agreement or the Transaction Documents by the Buyer or the consummation of the Transactions, except for (i) with respect to the First Step Closing, those set forth on Section 6.03(b) of the Buyer Disclosure Schedule, (ii) with respect to the Second Step Closing, Consents of Governmental Authorities under antitrust or merger control Applicable Laws, (iii) compliance with and filings under the Securities Act and the Exchange Act by the Buyer and (iv) those the failure of which to make or obtain has not had, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 6.04 Capitalization. (a) As of the Signing Date, the authorized capital stock of the Buyer consists solely of (i) 3,200,000,000 Common Shares, par value $0.078125 (the “Buyer Common Shares”) and (ii) 32,000,000 Preferred Shares, par value $0.0625 (the “Buyer Preferred Shares”). As of May 31, 2012, there were (i) 1,025,400,000 Buyer Common Shares issued and 858,464,942 Buyer Common Shares outstanding and (ii) no Buyer Preferred Shares issued or outstanding. In addition, as of May 31, 2012, (i) 51,673,662 Buyer Common Shares were authorized for issuance upon the exercise of outstanding options, and (ii) 4,334,730 restricted stock units were issued and outstanding. All the outstanding Buyer Common Shares are, and all Buyer Common Shares reserved for issuance as noted in the immediately prior sentence will be, when issued in accordance with the terms thereof, (A) duly authorized and validly issued, (B) fully paid and nonassessable and (C) were issued in compliance with all Applicable Laws concerning the issuance of securities and the Buyer Charter Documents. As of May 31, 2012, except as described in this Section 6.04, there are no other Equity Interests of the Buyer authorized, issued or outstanding and no Subsidiary of the Buyer owns, beneficially or of record, any Buyer Common Shares.

(b) Each Subsidiary of the Buyer is duly organized, validly existing and, where such concept is applicable, in good standing under the Applicable Laws of its jurisdiction of incorporation or organization, with all requisite power and authority to own its properties and to conduct its business as currently conducted, each such Subsidiary is duly licensed, authorized or qualified for the transaction of business in each jurisdiction in which its ownership, lease, license, use or operation of assets or properties or conduct of business requires such qualification, and all of the outstanding Equity Interests of each such Subsidiary (A) are duly authorized and validly issued, (B) are fully paid and non-assessable and (C) were issued in compliance with all Applicable Law and such Subsidiary’s organizational documents, in each case except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. As of the Signing Date, each Significant Subsidiary (as defined in Regulation S-X of the Exchange Act) of the Buyer and its respective jurisdiction of incorporation are identified in the Buyer SEC Reports.

(c) As of the Signing Date, except as set forth on Section 6.04(c) of the Buyer Disclosure Schedule, the Buyer owns, directly or indirectly, all of the outstanding Equity Interests in each Subsidiary of the Buyer, free and clear of any Encumbrances.

(d) As of the Signing Date, other than as set forth in Section 6.04(a), there are no (i) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, commitments or other similar Equity Interests of any character under which the Buyer or any of its Subsidiaries is obligated to issue or sell, or giving any Third Party a right to subscribe for or acquire, or in any way dispose of, any Equity Interests of the Buyer or such Subsidiary, and no Securities or Contracts evidencing such rights are agreed, authorized, issued or outstanding and (ii) no phantom stock or similar rights providing economic benefits based, directly or indirectly, on the value or price of the Equity Interests of the Buyer or its Subsidiaries and no obligations, contingent or otherwise, of the Buyer or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Interests of the Buyer or such Subsidiary. As of the Signing Date, to the Knowledge of the Buyer, the outstanding shares of Equity Interests of the Buyer and its Subsidiaries are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or disposition of such Equity Interests.

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(e) As of the Signing Date, there are no bonds, debentures, notes or other Indebtedness of the Buyer or any of its Subsidiaries having the right to vote on the election of the Board of Directors of the Buyer or otherwise vote with or as part of a class with any Equity Interests of the Buyer issued or outstanding.

Section 6.05 Reports. (a) The Buyer and each of its Subsidiaries have timely filed with the SEC all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, presently required to be filed since January 1, 2010 with the SEC, and have paid all fees and assessments due and payable in connection therewith.

(b) An accurate and complete copy of each Buyer SEC Report is publicly available. As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any Buyer SEC Report has been amended by a subsequently filed Buyer SEC Report prior to the Signing Date, in which case, as of the date of such amendment, (i) the Buyer SEC Reports complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) none of the Buyer SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding comments from or material unresolved issues raised by the SEC staff with respect to the Buyer SEC Reports.

Section 6.06 Financial Statements; Internal Controls. (a) The financial statements (including the related notes thereto) included (or incorporated by reference) in the Buyer SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC and, in each case, except as expressly indicated in the notes thereto) applied on a consistent basis throughout the periods covered thereby (except as may be expressly indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of the Buyer and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, cash flows and changes in equity for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount) in accordance with GAAP.

(b) Since August 31, 2009, the books of account, minute books and other records of the Buyer and its Subsidiaries are complete and correct in all material respects in accordance with Applicable Law. Since August 31, 2009, the accounts, books and records of the Buyer and its Subsidiaries are maintained in a manner substantially consistent in all material respects with Applicable Law and have recorded therein the results of operations and the assets and liabilities of the Buyer and its Subsidiaries required to be reflected in accordance with GAAP in all material respects.

(c) Since August 31, 2009, the Buyer and its Subsidiaries have maintained a system of accounting and internal controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Buyer has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to the Buyer, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of the Buyer by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Buyer SEC Reports. Since August 31, 2009, neither the Buyer nor any of its Subsidiaries has received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Buyer or any of its Subsidiaries or their respective internal accounting controls relating to periods after August 31, 2009, except for any complaints, allegations, assertions or claims that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

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(d) Except as set forth on Section 6.06(d) of the Buyer Disclosure Schedule, neither the Buyer nor any of the Buyer’s Subsidiaries is a party to, or has any commitment to become a party to, any material off-balance sheet partnership or arrangements, or any similar Contract where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Buyer or any of its Subsidiaries in the Buyer’s financial statements included in the Buyer SEC Reports.

Section 6.07 Undisclosed Liabilities. Neither the Buyer nor any of its Subsidiaries has any Liabilities except for (i) Liabilities reflected or reserved against on the most recent balance sheet included in the Buyer SEC Reports and not heretofore paid or discharged, (ii) Liabilities incurred since February 29, 2012 that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect or (iii) Liabilities that were incurred pursuant to this Agreement.

Section 6.08 Proceedings. (a) As of the date hereof, there are no Proceedings by or before any Governmental Authority pending or, to the Knowledge of the Buyer, threatened in writing against the Buyer or any of its Subsidiaries, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) Neither the Buyer nor any of its Subsidiaries is in violation of any outstanding Order, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 6.09 Buyer Information. None of the information supplied or to be supplied by or on behalf of the Buyer or any of its Subsidiaries, for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Buyer’s shareholders or at the time of the Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, none of the Buyer or any of their Affiliates makes any representation or warranty with respect to any information supplied by the Company, the Seller or any of their Affiliates or Representatives which is contained or incorporated by reference in the Proxy Statement.

Section 6.10 Availability of Funds. The Buyer will have (a) at the First Step Closing, available cash in an aggregate amount sufficient to pay the First Step Cash Consideration and (b) at the Second Step Closing, available cash in an aggregate amount sufficient to pay the Second Step Cash Consideration and the portion, if any, of the Make-Whole Amount, if any, elected by the Buyer to be paid in cash, and will have sufficient funds to enable it to pay any fees and expenses of, or payable by, Buyer hereunder and any other amounts required to be paid by Buyer hereunder.

Section 6.11 Brokers. Except for Goldman, Sachs & Co. and Lazard Frères & Co., no agent, broker, investment banker or other firm or Person is or will be entitled to receive any broker’s or finder’s fee or any other commission or similar fee in connection with the Transactions based on arrangements made by the Buyer or any of its Affiliates. The Buyer and its Affiliates are solely responsible for any fees, commissions and expenses or other amounts that are or may become payable to Goldman, Sachs & Co., Lazard Frères & Co., or any of their respective Affiliates in connection with the Transaction Documents or the Transactions.

Section 6.12 Investment Decision. The Buyer will be receiving the First Step Company Shares (with respect to the First Step Acquisition) and the Second Step Company Shares (with respect to the Second Step Acquisition) for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling the such First Step Company Shares or such Second Step Company Shares. The Buyer acknowledges that the First Step Company Shares (with respect to the First Step Acquisition) and the Second Step Company Shares (with respect to the Second Step Acquisition) have not been registered under the Securities Act or any other federal, state, foreign or local securities Applicable

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Law, and agrees that such First Step Company Shares or such Second Step Company Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and compliance with any other federal, state, foreign or local securities Applicable Law, to the extent applicable.

Section 6.13 Absence of Certain Developments. Since February 29, 2012 until the date hereof, neither the Buyer nor any of its Subsidiaries has undergone or experienced any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 6.14 No Additional Representations. Except as otherwise expressly set forth in this Article VI, neither the Buyer nor any other Person acting on its behalf makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Neither the Buyer or any of its Subsidiaries, nor any other Person acting on their behalf, has made or makes any representation or warranty with respect to any projections, forecasts, estimates or budgets made available to the Seller, the Company or any of their respective Affiliates of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Buyer or any of its Subsidiaries, or the future business and operations of the Buyer or any of its Subsidiaries, whether or not included in any management presentation.

Section 6.15 Independent Investigation. The Buyer has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the members of the AB Group and the AB Principal JVs, which investigation, review and analysis was done by the Buyer and its respective officers, directors, employees, accountants, financial advisors, attorneys, agents and other representatives (collectively, “Representatives”). In entering into this Agreement, the Buyer acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of the Seller, the members of the AB Group, the AB Principal JVs, their respective Affiliates or any of their respective Representatives (except the representations and warranties of the Company and the Seller set forth in Article IV and Article V). The Buyer hereby acknowledges that none of the Seller, any member of the AB Group, any AB Principal JVs or any of their Affiliates or any of their respective Representatives or any other Person will have or be subject to any liability to the Buyer, its Affiliates or any of their respective Representatives or shareholders or any other Person resulting from the distribution to the Buyer, its Affiliates or their respective Representatives of, or the Buyer’s, its Affiliates’ or their respective Representatives’ use of, any information relating to the Seller or any member of the AB Group or any AB Principal JVs, including any information, documents or material made available to the Buyer, its Affiliates or their respective Representatives, whether orally or in writing, in the Data Room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of the Buyer or its Affiliates or in any other form in connection with the transactions contemplated by this Agreement. The Buyer further acknowledges that no Representative of the Seller or any member of the AB Group or any AB Principal JVs has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.

ARTICLE VII

COVENANTS

Section 7.01 Covenants Relating to Conduct of Business. Except as expressly contemplated in this Agreement, as set forth on Section 7.01 of the Company Disclosure Schedule or Section 7.01 of the Seller Disclosure Schedule, or as consented to in writing by the Buyer, which consent shall not be unreasonably withheld, delayed or conditioned, prior to the First Step Closing, the Company shall, and the Seller shall cause the Company and the UK Holdings Group Members to, conduct, and cause to be conducted, the businesses of the

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Company and the other members of the AB Group in the Ordinary Course of Business. In addition (and without limiting the generality of the foregoing), (x) no Party shall take any action that would, or would reasonably be expected to, result in any of the conditions to the Transactions set forth in Article VIII or Article IX not being satisfied, or prevent, materially delay or impede the ability of such Party to consummate the Transactions; and (y) except as expressly contemplated in this Agreement, as set forth on Section 7.01 of the Company Disclosure Schedule or Section 7.01 of the Seller Disclosure Schedule, or as consented to in writing by the Buyer, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall, and the Seller shall cause the UK Holdings Group Members and the Company to (and the Company shall cause its direct or indirect wholly owned Subsidiaries to, and use its reasonable best efforts to cause each of its other Subsidiaries to):

(a) prior to the First Step Closing, use its reasonable best efforts to preserve its assets and organization, its lines of business, its rights and its relationships with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, landlords, Employees, business associates and other Third Parties, in each case consistent with past practice;

(b) without limiting the generality of the foregoing, prior to the First Step Closing, refrain from, directly or indirectly (other than as expressly required by the Galenica Distribution or the MEP Restructuring):

(i) issuing any Securities, other than (1) (except for Securities of the Company) to a member of the AB Group that is the Company or directly or indirectly Beneficially Owned solely by the Company and the Managers and no other Person, (2) (except for Securities of the Company) in connection with an existing Company Benefit Plan (provided that any such action in connection with any such existing Company Benefit Plan is permitted by clause (xii) of this Section 7.01(b)), (3) (except for Securities of the Company) in accordance with the annual budget and business plan of the Company and its Subsidiaries set forth on Section 7.01(b)(i) of the Company Disclosure Schedule, (4) (except for Securities of the Company) as consideration in, or in connection with, any transaction approved under clause (iv) below or permitted thereunder as a result of not exceeding the limits contemplated thereby, (5) (except for Securities of the Company) any issuance of Securities to financial institutions, commercial lenders or other debt investors, broker/finders or any similar party, or their respective designees in connection with the incurrence of Indebtedness of the Company or any of its Subsidiaries or (6) in connection with the MEP Restructuring in accordance with Section 7.19;

(ii) amending or otherwise modifying or changing its Charter Documents in a manner that is adverse to the Buyer, in each case unless such amendment, modification or change is required by Applicable Law;

(iii) making any distributions or paying any dividends with respect to, or redeeming or purchasing, any Securities of the Company or any other member of the AB Group (other than in respect of a class of Capital Stock (x) wholly owned by a member of the Group that is wholly owned, directly or indirectly, by the Company and the Managers and by no other Person or (y) issued by any of the Material Company Subsidiaries on a pro rata basis, if such Material Company Subsidiaries’ results are not 100% attributable to equity shareholders of the Company), or otherwise making any payments to any equityholders of the Company or any other member of the AB Group (except solely to the extent the prohibitions pursuant to this clause (iii) would be prohibited under Section 23(h)(h) of the Senior Facilities Agreement or Section 18(ff) of the Subordinated Facility Agreement), or effecting any other recapitalization or reclassification, equity interest split or combination, or like reorganization or change in capitalization, other than (1) as required by the terms of Securities outstanding as of the date hereof and described on Section 7.01(b)(iii)(1) of the Company Disclosure Schedule or (2) as expressly contemplated by Section 7.18 in connection with the Galenica Shares;

(iv) (x) other than in the Ordinary Course of Business (including the procurement of supplies and inventory and capital expenditures in accordance with the annual budget and business plan of the Company and its Subsidiaries set forth on Section 7.01(b)(i) of the Company Disclosure Schedule), acquiring, including by merger or business combination with another Person, any assets of any Person,

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or entering into any joint venture or making any investments in equity or capital contributions in any Person, in excess of £1,000 million (on an enterprise value basis) in the aggregate or (y) other than in accordance with the annual budget and business plan of the Company and its Subsidiaries set forth on Section 7.01(b)(i) of the Company Disclosure Schedule, making any investments in equity or capital contributions in, or guaranteeing the obligations of or providing financial support to or on behalf of, Galenica or any of its Affiliates (other than Alliance Boots Investments 2 Limited), Alliance Healthcare Italy or any of its Subsidiaries, or the Russian Holdco or any of its Subsidiaries;

(v) except as expressly permitted under Section 7.17 or Section 7.18, and other than inventory in the Ordinary Course of Business, or on the completion of transactions that are pending as of the date hereof, pursuant to Contracts that were entered into prior to the date hereof and which were entered into pursuant to the delegated authorities set forth on Exhibit C to the Shareholders Agreement, selling, transferring, mortgaging, encumbering, letting lapse, cancelling, abandoning or otherwise disposing of any of its assets (including Securities), business or properties which, at the time of such sale or disposition, have a fair market value in excess of £150 million in the aggregate;

(vi) transferring ownership of any Company Intellectual Property, or granting any material license or other material right to use any Company Intellectual Property to a Third Party, other than non-exclusive licenses pursuant to license agreements entered into in the Ordinary Course of Business;

(vii) entering into any Contract with any Affiliate, officer, director, equityholder, partner or member of the Company, any UK Holdings Group Member, or any of their respective Affiliates, or any of their respective immediate family members, including for the avoidance of doubt, Galenica or any of its Affiliates (other than Alliance Boots Investments 2 Limited), Alliance Healthcare Italy or any of its Subsidiaries, and the Russian Holdco or any of its Subsidiaries, or discharging any Liability of or on behalf of any such Person, or otherwise undertaking any material transactions with any such Person, other than (1) in connection with any Contract related solely to the rights of any Manager under, and in accordance with, the MEP Agreement (provided that all Liabilities under any such Contract shall be fully directly and economically borne by Seller and its Affiliates and not the Buyer or any of its Affiliates or any member of the AB Group or the AB Principal JVs) or (2) any agreement or transaction entered into in the Ordinary Course of Business that is on arm’s length terms or entered into pursuant to the delegated authorities set forth on Exhibit C to the Shareholders Agreement;

(viii) (A) other than in accordance with the annual budget and business plan of the Company and its Subsidiaries set forth on Section 7.01(b)(i) of the Company Disclosure Schedule, materially changing the business purpose of the Group or (B) undertaking any business operations in any jurisdiction that is then subject to a sanction program administered by The Office of Foreign Assets Control of the United States Department of the Treasury;

(ix) removing, replacing or appointing the Chief Executive Officer or Executive Chairperson of the Company (it being understood that, for purposes of the condition to the First Step Closing under Section 8.02(c), except in the case of the death, disability or incapacity of SP, in the event that SP shall not be the Executive Chairperson of the Company as of the First Step Closing Date, it shall be deemed a material breach by the Company and the Seller of their agreements, covenants and obligations under this Agreement);

(x) unless required by Applicable Law, adopting any plan for the voluntary winding up, dissolution, liquidation or similar restructuring or other reorganization of the Company or any Material Company Subsidiaries;

(xi) replacing the independent auditor of the Group (except with any internationally recognized independent public accounting firm), materially changing the Group’s accounting policies, practices or principles, other than as required by IFRS, or materially changing its methods of reporting income or deductions for Tax purposes, other than as required by Applicable Law;

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(xii) after the date, if any, on which SP no longer serves as Executive Chairperson of the Company and other than as required by Applicable Law or by a Company Benefit Plan as in effect on the Signing Date:

(A) employing or agreeing to employ any person as a member of, or terminating the employment of any Person (other than for gross misconduct) who is a member of, either the Boots Executive Team or the Alliance Boots Wholesale Operating Committee (each such Employee or former Employee, a “Senior Manager”);

(B) making changes in the value of the total annual compensation package (including for any Senior Manager, their annual rate of base salary or wages, the annual increase in any pension benefit commitments and the awarding of incentive compensation (other than pursuant to the MEP Agreement (provided that any such awards pursuant to the MEP Agreement shall be fully directly and economically borne by Seller and its Affiliates and not the Buyer or any of its Affiliates or any member of the AB Group or the AB Principal JVs)), including annual target cash incentive compensation opportunities) of any Senior Manager, if such changes are, in the aggregate, likely to result in an increase in the total annual compensation package for such Senior Manager by more than 20% per annum, or for all Senior Managers in the aggregate by more than 20% per annum, or

(C) other than in the Ordinary Course of Business, terminating or materially amending any Company Benefit Plan or adopting any other employee benefit plan, policy or arrangement (including an arrangement which would be a Company Benefit Plan if it were in effect on the Signing Date);

(xiii) accelerating the vesting, funding, or payment of any compensation or benefits, in connection with the Transactions (in whole or in part), other than as required by Applicable Law or a Company Benefit Plan provided to the Buyer in the Data Room prior to the Signing Date; or

(xiv) agreeing to or authorizing, or committing to agree to or authorize (in writing or otherwise) any of the actions set forth in clauses (i)-(xiii) above.

Section 7.02 Access to Information Prior to the First Step Closing;

Confidentiality Agreement. (a) Subject to the Confidentiality Agreement and Applicable Law relating to the sharing of information, the Company agrees to, and the Seller agrees to use its reasonable best efforts to cause the Company and the other members of the AB Group to, from the Signing Date until the First Step Closing Date, (i) provide, and to use its reasonable best efforts to cause the other members of the AB Group, and its and their respective Representatives, to provide, the Buyer and its Representatives reasonable access as the Buyer may reasonably request upon reasonable prior notice during normal business hours to (A) its and their respective properties, books, Contracts, commitments, personnel and records and (B) such other information as the Buyer may reasonably request with respect to the Company and the other members of the AB Group, and their respective businesses, financial condition and operations; and (ii) request its and their respective Representatives to cooperate with the Buyer with respect to the foregoing; provided that (1) the Buyer shall have no right to perform invasive or subsurface investigations of any properties or facilities of the Company or any other member of the AB Group without the prior written consent of the Company and (2) nothing in this Agreement shall require the Company or any other member of the AB Group to disclose or provide access to any information to the Buyer that would reasonably be likely to (w) cause a loss of privilege to the Company or any of such member, (x) cause a material breach of an existing Contract (including with respect to confidentiality) of the Company or any of such member, (y) create an undue burden on or unreasonable interference with the business or operations of the Company or its Subsidiaries or any UK Holdings Group Member or (z) constitute a violation of Applicable Law, subject, in the case of clauses (w) through (z), to the Seller and the Company using reasonable efforts to, and cooperating with the Buyer in, developing and implementing reasonable alternative arrangements to provide the Buyer and its Representatives with the full benefit of this Section 7.02 without causing, creating or constituting any such loss, breach, burden, interference or violation, as applicable; provided, further, that no investigation of the Company’s or any such AB Group member’s business shall affect any

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representation or warranty given by the Company or the Seller hereunder, in the Company Disclosure Schedule or the Seller Disclosure Schedule or in any certificate delivered in accordance herewith, or otherwise limit or affect the remedies available under this Agreement to the Buyer.

(b) The terms of the Confidentiality Agreement are hereby incorporated herein by reference and will continue in full force and effect until the First Step Closing Date, at which time the Buyer’s obligations under the Confidentiality Agreement will terminate. If, however, the First Step Closing is not consummated, the Confidentiality Agreement will remain in full force and effect.

Section 7.03 Further Actions. (a) Subject to the terms and conditions hereof (including Section 7.04), each of the Parties will execute and deliver such documents and other papers and take such further actions and do or cause to be done all things necessary, proper or advisable under Applicable Law, as may be reasonably required to carry out the provisions hereof and to give effect to the Transactions.

(b) To the extent that the execution, delivery and/or performance of this Agreement or any other Transaction Document, or the Transactions (or any element thereof) causes a breach of any Material Contract, material permit or right or gives any Person other than the Company or any other member of the AB Group the ability to terminate any such Material Contract, material permit or right, or otherwise causes or requires any Consent under any such Material Contract, material permit or right, the Seller and the Company shall use reasonable best efforts to cause the Company or the applicable member of the AB Group to obtain the Consent of any such Person required to prevent such breach or termination. Without limiting the generality of the foregoing, the Seller and the Company shall use reasonable best efforts to cause the Company or the applicable member of the AB Group to obtain all requisite Consents with respect to the Material Contracts listed in Section 4.03(a)(iii) of the Company Disclosure Schedule. Notwithstanding the foregoing or anything to the contrary herein, in no circumstances shall the Seller or the Company or any member of the AB Group or any of their Affiliates be required to agree to any conditions relating to, or changes or restrictions in, or any modification or waiver of the terms and conditions of such Material Contract, material Permit or right, or be required to pay any out-of-pocket amounts (other than de minimis amounts), in connection with preventing such breach or termination or obtaining any such Consents.

Section 7.04 Regulatory and Other Authorizations. (a) Subject to the other provisions of this Agreement, including in this Section 7.04, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or desirable under Applicable Law to consummate the Transactions and to cause the conditions to the First Step Closing and, following the Exercise Notice Date, the Second Step Closing to be satisfied as promptly as reasonably practicable. In furtherance and not in limitation of the foregoing, the Parties will (i) (A) with respect to the First Step Closing, use their reasonable best efforts to obtain as promptly as reasonably practicable all Consents from, and to make all filings with and to give all notices to, all Governmental Authorities required pursuant to the HSR Act and in Germany under Chapter VII of the Act against Restraints of Competition of 1958, as currently amended, and (B) with respect to the Second Step Closing, use their reasonable best efforts to obtain as promptly as reasonably practicable (x) all Consents from, and to make all filings with and to give all notices to, the United States and the European Commission, if required, (y) those Consents to be identified by Buyer in the Exercise Notice, and (z) such other Consents from, and to make all filings with and to give all notices to, any other Governmental Authorities required to consummate the Second Step Closing, the failure of which to obtain would, individually or in the aggregate, reasonably be expected to materially and adversely impact the business of, or the economic or business benefits of the Transactions to, the Buyer or the Seller, or the Company or any of their respective Affiliates, as the case may be, (ii) cooperate fully with the other Parties in promptly seeking to obtain all such Consents and to make all such filings and give such notices and (iii) provide such other information to any Governmental Authority as such Governmental Authority may reasonably request in connection therewith. Subject to the other provisions of this Agreement, including in this Section 7.04, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Transactions, each Party shall cooperate with the other Parties and

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shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(b) Without limiting the generality of the foregoing, each Party agrees to make (and, in the case of the Seller, to also cause the Company, its Subsidiaries and the UK Holdings Group Members to make, to the extent applicable) as promptly as reasonably practicable (but in no event later than ten (10) Business Days after the Signing Date or later than 20 Business Days after the Exercise Notice Date, as applicable) any required filings with respect to the First Step Acquisition and the Second Step Acquisition, as applicable, pursuant to the HSR Act and to supply (and, in the case of the Seller, to also cause the Company, its Subsidiaries and the UK Holdings Group to supply) as promptly as reasonably practicable to the appropriate Governmental Authorities any information and documentary material that may be reasonably requested pursuant to the HSR Act. In addition, each Party agrees to make (and, in the case of the Seller, to also cause the Company, its Subsidiaries and the UK Holdings Group to make) as promptly as reasonably practicable following the Signing Date or the Exercise Notice Date (but in no event later than 15 Business Days after the Signing Date or 20 Business Days after the Exercise Notice Date, as applicable), as applicable, any filing(s) required to be made with member states of the European Union in which such filing(s) are required and with the United Kingdom Office of Fair Trading (in the event that the United Kingdom Office of Fair Trading claims jurisdiction to review the Transactions) or with the European Commission, as applicable, and to supply (and, in the case of the Seller, to also cause the Company, its Subsidiaries and the UK Holdings Group to supply) as promptly as reasonably practicable to the European Commission or any such member states any additional information and documentary material that may be reasonably requested.

(c) Subject to the other terms and conditions of this Agreement, each of the Parties agrees to (and, in the case of the Seller, agrees to also cause the Company, its Subsidiaries and the UK Holdings Group to) use its reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Applicable Law that may be asserted by any antitrust or competition Governmental Authority, so as to enable the Parties to close the Transactions in accordance herewith; provided, that notwithstanding anything to contrary contained herein, nothing in this Agreement shall require, or be construed to require, the Buyer, the Seller, the Company or any other member of the AB Group or any of their Affiliates to agree to: (i) sell, hold, divest, discontinue or limit, before or after the First Step Closing Date or the Second Step Closing Date, any assets, businesses or interests of Buyer, the Seller, the Company or any other member of the AB Group or any of their respective Affiliates; (ii) without limiting clause (i) in any respect, any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests that would reasonably be expected to materially and adversely impact the business of, or the economic or business benefits of the Transactions to, the Buyer or the Seller, the Company or any other member of the AB Group or any of their Affiliates, as the case may be; or (iii) without limiting clause (i) in any respect, any modification or waiver of the terms and conditions of this Agreement that would reasonably be expected to materially and adversely impact the business of, or the economic or business benefits of the Transactions to, the Buyer or the Seller, the Company or any other member of the AB Group or any of their Affiliates, as the case may be. Notwithstanding the foregoing, neither the Buyer nor any of its Affiliates shall be required to do or omit to do anything, or agree or commit to do or omit to do anything, to the extent relating to any such new or increased impediment, that otherwise would be required pursuant to the provisions of this Section 7.04(c), to the extent that such impediment is created or increased as a result of any acquisition (including joint ventures) by the Company or any of its Subsidiaries or any UK Holdings Group Member, unless such acquisition was approved by the Buyer in accordance with Section 7.01(b)(iv) or such approval was not required as a result of not exceeding the limits contemplated thereby.

(d) Each of the Parties will (and, in the case of the Seller, will also cause the Company, its Subsidiaries and the UK Holdings Group to) promptly notify the other Parties of any substantive communication that it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and, to the extent reasonably practicable, permit the other Parties to review in advance any proposed communication by such Party to any Governmental Authority and consider the other Parties’ reasonable

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comments on any proposed communications prior to their submission. No Party will agree to (and, in the case of the Seller, will also cause the Company, its Subsidiaries and the UK Holdings Group Members not to agree to) participate in any meeting with any Governmental Authority in respect of any filings or Proceedings (including any settlement of any Proceedings) unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, in the case of in-person meetings, invite the other Parties to attend and participate at any such meeting. The Parties will (and, in the case of the Seller, will also cause the Company, its Subsidiaries and the UK Holdings Group Members to) coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing (i.e., in particular, in relation to all necessary merger control Proceedings worldwide) and in seeking early termination of any applicable waiting periods. The Parties will (and, in the case of the Seller, will also cause the Company, its Subsidiaries and the UK Holdings Group Members to) provide each other with copies (subject to reasonable redactions) of all substantive correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions.

(e) The Parties shall, and shall cause their respective Affiliates to, notify their respective employees in respect of whom notification is required under Applicable Law or by contract of the Transactions.

(f) Notwithstanding the foregoing, for the avoidance of doubt, except as expressly provided in the Principal Investors Side Letters, neither Kohlberg Kravis Roberts & Co. L.P. nor SP or any of their respective Affiliates (including, solely for this purpose, any portfolio company of Kohlberg Kravis Roberts & Co. L.P. or its Affiliates) shall be required to take any action or to refrain from taking any action under this Section 7.04 and with respect to any such portfolio company so long as such portfolio company has not received any Confidential Information (as defined in the Shareholders Agreement) and none of Kohlberg Kravis Roberts & Co. L.P. or any of its controlled Affiliates instructs or overtly encourages any such portfolio company to take any action that would be a violation of the terms and conditions of this Agreement were such portfolio company a party hereto.

Section 7.05 Proxy Statement; Shareholder Approval. (a) Prior to the Exercise Notice Date, if the Buyer shall, through its Board of Directors, in its sole discretion, authorize the exercise of the Call Option, the Buyer shall, through its Board of Directors, unless the Buyer Shareholder Approval shall have been previously obtained, recommend (without any qualification that is adverse to the Seller or the Company) that the shareholders of the Buyer approve the issuance of the Second Step Buyer Shares in connection with the Second Step Closing (such recommendation, the “Buyer Board Recommendation”). As promptly as reasonably practicable after the Exercise Notice Date, unless the Buyer Shareholder Approval shall have previously been obtained, the Buyer shall prepare the Proxy Statement (which shall, subject to the remainder of this Section 7.05, contain the Buyer Board Recommendation) and file it with the SEC under the Exchange Act. No filing of, or amendment or supplement to, the Proxy Statement shall be made by the Buyer without first providing the Seller and its counsel reasonable opportunity to review and comment thereon and subject to and in accordance with Section 3.06 of the Buyer Disclosure Schedule, consider in good faith, acting reasonably, such comments prior to such filing. The Buyer shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC under the Exchange Act as promptly as reasonably practicable after such filing. The Parties shall cooperate with each other in the preparation of the Proxy Statement, and the Buyer shall promptly advise the Seller after it receives oral or written notice thereof, of the time when the Proxy Statement has been cleared or any supplement or amendment has been filed, or any oral or written request by the SEC for an amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and shall promptly provide the Seller with copies of any written communication from the SEC or any state securities commission. The Buyer will respond as promptly as reasonably practicable to any comments that the Buyer or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement and use its reasonable best efforts to cause the Proxy Statement to be disseminated to the holders of Buyer Common Shares as promptly as reasonably practicable, as and to the extent required by Applicable Law. Subject to Applicable Law and the remainder of this Section 7.05, the Buyer shall use reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of the Agreement and shall take all other action necessary or advisable to obtain the

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Buyer Shareholder Approval, including by taking, in accordance with Applicable Law and the Charter Documents of the Buyer, all actions necessary to convene a meeting of its shareholders (the “Shareholder Meeting”) as promptly as reasonably practicable after the date of the Exercise Notice Date (unless the Buyer Shareholder Approval shall have been previously obtained), to consider and vote upon approval of the issuance of the Second Step Buyer Shares. The Buyer will keep the Seller updated with respect to proxy solicitation results as reasonably requested by the Seller. Neither the Board of Directors of the Buyer nor any committee thereof shall, directly or indirectly, withdraw (or modify or qualify in a manner adverse to the Seller or the Company), or publicly propose to do any of the foregoing, the Buyer Board Recommendation (any such action being referred to as a “Change of Recommendation”); provided, that prior to obtaining the Buyer Shareholder Approval, the Board of Directors of the Buyer may effect a Change of Recommendation if (i) the Board of Directors shall have reasonably determined in good faith, pursuant to advice of its outside legal counsel, that such action is necessary in order for the Board of Directors to act in a manner consistent with its fiduciary duties under Applicable Law, and (ii) the Buyer has provided the Seller with at least 5 Business Days’ prior written notice of such Change of Recommendation. The Buyer shall also take any action required to be taken under any applicable state securities laws in connection with the issuance of Buyer Common Shares for the Transactions. Notwithstanding anything to the contrary herein, unless this Agreement is terminated pursuant to the terms hereunder, the obligation of the Buyer to call, give notice of, convene and hold the Shareholder Meeting and to submit the issuance of the Second Step Buyer Shares in connection with the Transactions for approval by its shareholders thereat as promptly as practicable after the Exercise Notice Date (unless the Buyer Shareholder Approval shall have previously been obtained) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or by a Change of Recommendation.

(b) The Seller and the Company will provide for inclusion in the Proxy Statement all required information relating to the Seller, the Company, its Subsidiaries, the UK Holdings Group Members, or any of their respective Affiliates (including as contemplated under Section 7.09(a)). Each of Parties agrees to promptly (i) correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Buyer further agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the holders of the Buyer Common Shares, in each case as and to the extent required by Applicable Law.

Section 7.06 Notifications. Until the First Step Closing or the Second Step Closing, as applicable, each Party shall promptly notify the other Parties in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VIII or Article IX, as applicable, of this Agreement becoming incapable of being satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.06 will not limit or otherwise affect any representation or warranty given by the Party delivering, or the remedies available hereunder to the Party receiving, such notice, it being further understood and agreed that the delivery of such information shall not in any manner constitute a waiver by any Party of any of the conditions precedent to the First Step Closing or the Second Step Closing, as applicable; provided, further, that a breach of this Section 7.06 shall not be considered for purposes of determining the satisfaction of the closing conditions, or give rise to the right of termination, under Article VIII or Article IX if the underlying fact, change, condition, circumstance or occurrence or nonoccurrence with respect to which any Party failed to give notice would not result in the failure of the closing conditions, or would not give rise to a right of termination, under Article VIII or Article IX, as the case may be.

Section 7.07 Public Announcement. Except as required by Applicable Law or by the rules or requirements of any stock exchange on which the securities of a Party are listed, no Party shall make, or cause to be made, or permit any of its Affiliates to make, any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the Transactions without prior written consent

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(not to be unreasonably withheld, conditioned or delayed) of the Buyer (in the case of any such release, announcement or communication being made by the Seller, the Company or any of their respective Affiliates) or the Seller (in the case of any such release, announcement or communication being made by the Buyer or any of its Affiliates), to the extent such release, announcement or communication relates to the Transactions, provided that no Party shall have the right to consent to any release, announcement or communication of any other Party (including, in the case of the Buyer, any filing required to be made by the Buyer under the Exchange Act) made in the Ordinary Course of Business unless such release, announcement or communication relates specifically to the signing or completion of the Transactions, including the exercise of the Call Option or the Clawback Option.

Section 7.08 Buyer’s Exclusivity. (a) The Company and the Seller shall not, and shall not authorize or permit any of their respective Affiliates, or any of its or their respective Representatives, to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any Contracts (whether or not binding) regarding an Acquisition Proposal. The Company and the Seller shall immediately cease and cause to be terminated, and shall cause their respective Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than the Buyer or any of its Affiliates) concerning (1) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Seller or the AB Group; (2) the direct or indirect issuance or acquisition of shares of capital stock or other equity securities of the Seller or the AB Group; or (3) the direct or indirect sale, lease, exchange or other disposition of any significant portion of properties or assets of the Seller or the AB Group, in each case, whether in a single transaction or series of related transactions, to the extent that any such transaction or series of related transactions, either alone or when taken together would not be permitted without the prior consent of the Buyer under the Transaction Documents, and except for acquisitions undertaken in accordance with the Transaction Documents, including Section 7.01(b)(iv) and Annex A(h) of the Shareholders Agreement.

Section 7.09 Informational and Financing Cooperation. (a) (i) Prior to the First Step Closing (or, if bridge Debt Financing is used to consummate the First Step Closing and the Buyer requests the continued assistance and cooperation of the Seller with respect to a permanent Debt Financing, such time period shall be extended for a period not to exceed 365 days after the First Step Closing for such purpose) and (ii) during the period beginning six months prior to the first day of the Call Exercise Period through the Second Step Closing or the termination of this Agreement with respect to the Second Step Acquisition, the Seller and the Company shall, and shall cause the other members of the AB Group to, and shall use reasonable best efforts to cause their respective Representatives to, provide such cooperation in connection with the Debt Financing and the Proxy Statement (or, in the event that the Buyer elects to seek the Buyer Shareholder Approval earlier than required pursuant to this Agreement, during the time the Buyer is preparing for and seeking such approval), and/or any other filing or submission reasonably necessary in connection with the Buyer’s obligations under the Securities Act or the Exchange Act, or the rules and regulations of the New York Stock Exchange or the Nasdaq Stock Market, as may reasonably be requested by the Buyer, including:

(i) furnishing the report(s) of the auditors with respect to the audited financial statements of the AB Group, and using reasonable best efforts to obtain the Consent of such auditors to the use of such report(s) in accordance with normal custom and practice with respect to the Debt Financing, the Proxy Statement and/or any other filing or submission reasonably necessary in connection with the Buyer’s obligations under the Securities Act or the Exchange Act, or the rules and regulations of the New York Stock Exchange or the Nasdaq Stock Market, and using reasonable best efforts to cause such auditors to provide customary comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with the Debt Financing;

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(ii) furnishing or assisting the Buyer with preparing additional financial statements (including pro forma financial statements), schedules or other financial data relating to the AB Group (in each case, including, if and as requested in accordance with this Section 7.09, in accordance with United States generally accepted auditing standards, in the case of annual financial statements, or SAS 100, in the case of interim financial statements), reasonably requested in connection with the Debt Financing, the Proxy Statement and/or any other filing or submission reasonably necessary in connection with the Buyer’s obligations under the Securities Act or the Exchange Act, or the rules and regulations of the New York Stock Exchange or the Nasdaq Stock Market (including, for the avoidance of doubt, as promptly as reasonably practicable (and no later than 45 days after the end of the relevant fiscal quarter), unaudited financial statements of the AB Group for each fiscal quarter ended after March 31, 2012);

(iii) providing a reasonable amount of direct contact, including participating in meetings, presentations and conference calls, between (x) senior management and Representatives, including auditors, of the AB Group and (y) the proposed lenders, underwriters, initial purchasers or placement agents, as applicable, and/or the Buyer and the Buyer’s Representatives in connection with the Debt Financing, the Proxy Statement and/or any other filing or submission reasonably necessary in connection with the Buyer’s obligations under the Securities Act or the Exchange Act, or the rules and regulations of the New York Stock Exchange or the Nasdaq Stock Market, at reasonable times and upon reasonable advance notice;

(iv) assisting in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda and other marketing and syndication materials;

(v) with respect to the Debt Financing, using commercially reasonable efforts to support the syndication efforts with respect to the Debt Financing;

(vi) with respect to the Debt Financing, permitting the Buyer’s reasonable use of the AB Group’s logos in connection with the Debt Financing (subject to reasonable advance review of and consultation with respect to such use);

(vii) using reasonable best efforts to assist in procuring any customary and reasonable rating agency corporate and facilities ratings;

(viii) providing other customary and reasonable information, documents, authorization letters, opinions and certificates and entering into customary and reasonable agreements (including supplemental indentures), and taking other actions that are or may be customary, in connection with the Debt Financing or necessary to permit the Buyer to fulfill conditions or obligations under applicable financing documents (provided, that such agreements entered into shall be conditioned upon, and shall not take effect until, the Second Step Closing Date); and

(ix) with respect to the Debt Financing in connection with the Second Step Acquisition, not commencing or effecting any offering, placement or arrangement of any debt securities or bank financing that would be reasonably expected to materially and adversely impact the Debt Financing.

(b) The Company shall (or shall procure that the relevant other members of the AB Group shall), with respect to the Debt Financing in connection with the Second Step Acquisition, use reasonable best efforts to (i) exercise any rights it has under the relevant credit facilities to obtain customary payoff letters from third-party lenders and trustees with respect to Indebtedness of the AB Group, as specified by the Buyer to the Company no later than ten (10) days prior to the Second Step Closing Date and (ii) if such payoff letters required under clause (i) of this clause (b) have been obtained, deliver or cause to be delivered copies of such payoff letters to the Buyer at the Second Step Closing. At the Second Step Closing, subject to the Buyer making available necessary funds to do so, the Company shall (or shall procure that the relevant other members of the AB Group) use reasonable best efforts to permanently (x) exercise any rights it has under the relevant credit facilities to serve termination notices in respect of the credit facilities requested by the Buyer to be so terminated, if and to the

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extent any such facilities are specified by the Buyer to the Company no later than ten (10) days prior to the Second Step Closing Date, and, at the reasonable request of the Buyer, such related Contracts to which any member of the AB Group is a party and (y) exercise any rights it has under the relevant credit facilities to cause to be released any Encumbrances on its assets relating to such terminated credit facilities (it being recognized that such Encumbrances will not be released until such time as all relevant amounts outstanding under the terminated credit facilities have been irrevocably paid in full).

(c) Notwithstanding anything in this Section 7.09 to the contrary, in fulfilling obligations of the AB Group pursuant to this Section 7.09, neither the Company nor any other member of the AB Group or any of their respective Representatives (i) shall be required to pay any commitment or other fee) other than de minimis determined in the aggregate with all such commitments or fees, provide any security or incur any other Liability in connection with any financing or related agreements (provided that the Company and its Subsidiaries may be required to take any such action or incur any such Liability after the Second Step Closing); (ii) shall be required to provide any requested cooperation if and to the extent the Company reasonably determines such cooperation would be reasonably likely to unreasonably interfere with the ongoing operations or business of any member of the AB Group; (iii) shall be required to comply with the provisions of this Section 7.09 if to do so would, or would be reasonably likely to, negatively impact their relationship with any provider of any financing to the Company or any member of the AB Group or cause them or any of their Affiliates to breach any agreement or document to which they are party; and (iv) shall be required to take any action which is not in the reasonable opinion of the Company directly in its control; subject in the case of clauses (ii) through (iv), to the Company using reasonable efforts to, and cooperating in good faith with the Buyer in, developing and implementing reasonable alternative arrangements to provide the Buyer and its Representatives with the intended benefits of this Section 7.09 without resulting in such unreasonable interference, breach or action, as applicable.

Section 7.10 Mandatory Offer Provisions. If any mandatory offer or similar statute or regulation is or may become applicable to the Transactions (including if the Transactions would trigger any such statute, regulation or provision as it relates to the Company or any of its Subsidiaries or any of their Affiliates), but not to the extent such applicability is a result of any acquisition or divestiture (including joint ventures) by the Company or any of its Subsidiaries or any UK Holdings Group Member after the date hereof, unless such transaction was approved in writing by the Buyer, the Buyer shall take all such actions as required by or under such statute, regulation or provision applicable to the Transactions so that the Transactions may be consummated on the terms contemplated hereby. Except to the extent the applicability thereof is a result of any acquisition or divestiture (including joint ventures) by the Company or any of its Subsidiaries or any UK Holdings Group Member after the date hereof (unless (1) such transaction was approved in writing by the Buyer or (2) no such approval or consent was required hereunder or under the Shareholders Agreement; provided, that in the case of this clause (2), neither the Company nor any of its Subsidiaries nor any UK Holdings Group Member shall engage in any such transaction or series or related transactions if it would result in the applicability of any such statute, regulation or provision to either the First Step Acquisition or the Second Step Acquisition, and the enterprise value of the subject company, as of the date of such transaction or series of related transactions, exceeds £1,000 million), neither the Seller nor any of its Affiliates shall have any Liability in relation to any such statute, regulation or provision to the extent that it is or becomes applicable to the Transactions, and the Buyer shall indemnify and hold harmless the Seller and such Affiliates against any such Liability or other Loss suffered or incurred by any of them. The Seller’s direct and indirect shareholders and Affiliates shall be express third party beneficiaries of this Section 7.10. The obligations of the Buyer to indemnify and hold harmless the Seller and such Affiliates pursuant to this Section 7.10 shall survive until nine (9) months after the First Step Closing or nine (9) months after the Second Step Closing, as applicable; provided, that, in each case, any claim made with reasonable specificity by the Seller or its Affiliates within such applicable nine (9) period shall survive until such claim is finally resolved.

Section 7.11 Limitation on Purchases and Sales of Common Shares. From the period beginning on the Signing Date until the Second Step Closing Date or the termination of this Agreement with respect to the Second Step Acquisition, the Seller shall not, and shall procure that its Affiliates, including UK Holdings, shall

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not, Transfer (as defined in the Buyer Shareholders Agreement) any Company Ordinary Shares (or any other Equity Interests of the Company) or any Equity Interests in the German Holdco or the Russian Holdco (except as permitted under Section 3.02(f) and prior to the exercise of the Russian Option), and the Seller shall not, and shall procure that its Affiliates, including UK Holdings, shall not, register, request registration of or take any action to begin the process of registering Company Ordinary Shares (or any other Equity Interests of the Company) or any Equity Interests in the German Holdco or the Russian Holdco (except as permitted under Section 3.02(f) and prior to the exercise of the Russian Option) for sale pursuant to a registration statement filed with the SEC (or similar process in any non-United States jurisdiction), in each case except as expressly permitted by and in accordance with the Transaction Documents.

Section 7.12 JV Agreement. Prior to the First Step Closing, the Buyer and the Company shall negotiate in good faith in order to be able at the First Step Closing to enter into a definitive joint venture agreement reflecting the principles set forth on Exhibit B and such other terms as the Buyer and the Company may mutually agree in writing prior to the First Step Closing (the “JV Agreement”). Each of the Buyer, the Company and the Seller agrees to work together and cooperate in good faith to negotiate and complete prior to the First Step Closing full definitive documentation in respect of the JV Agreement based on the principles set forth on Exhibit B and other terms customary and reasonable for transactions of the type contemplated by Exhibit B; provided that the Parties agree that if the full definitive documentation in respect of the JV Agreement is not completed prior to the First Step Closing, the Parties shall continue to negotiate in good faith to complete such documentation as soon as reasonably practicable after the First Step Closing, and, with respect to those terms set forth on Exhibit B which are able to be reasonably executed upon in an objective manner, without undue ambiguity, the Parties agree to implement such terms on the basis set forth on Exhibit B, and such other terms as the Buyer and the Company may mutually agree in writing, until superseded by such full definitive documentation. For the avoidance of doubt, notwithstanding anything to the contrary herein, but (for the avoidance of doubt) not limiting the Parties obligations under this Section 7.12, the Parties acknowledge and agree that the entry into full definitive documentation in respect of the JV Agreement shall not be required as a condition for the consummation of the First Step Acquisition.

Section 7.13 Affiliate Agreements and Accounts. Effective as of and subject to the First Step Closing, but excluding for all purposes under this Section 7.13 any Contract which would be permitted without the approval of the Buyer pursuant to Annex A(g) under the Shareholders Agreement, and except as otherwise agreed to in writing by the Buyer or any Contract that is specifically disclosed in the Company’s Annual Report for its fiscal year ended March 31, 2012, each of the Seller and the Company shall, and shall cause its respective Affiliates to, take all necessary actions to cause each Contract between the Seller or any of its Affiliates (other than the Company or any other member of the AB Group or any AB Principal JV, but expressly including for this purpose, as an Affiliate of the Seller, Galenica and its Affiliates (other than Alliance Boots Investments 2 Limited), Alliance Healthcare Italy and its Subsidiaries and the Russian Holdco and its Subsidiaries)), on the one hand, and the Company or any other member of the AB Group or any AB Principal JV (other than Alliance Healthcare Italy and its Subsidiaries and the Russian Holdco and its Subsidiaries), on the other hand, to be terminated, with no further force and effect. In addition, effective as of and subject to the First Step Closing, but excluding for all purposes under this Section 7.13 any transaction or account which would be permitted without the approval of the Buyer pursuant to Annex A(g) under the Shareholders Agreement, and except as otherwise agreed to in writing by the Buyer or any Contract that is specifically disclosed in the Company’s Annual Report for its fiscal year ended March 31, 2012, each of the Seller and the Company shall, and shall cause its respective Affiliates to, take all necessary actions to cause all intercompany accounts, between the Seller or any of its Affiliates (other than the Company or any other member of the AB Group or any AB Principal JV, but expressly including for this purpose, as an Affiliate of the Seller, Galenica and its Affiliates (other than Alliance Boots Investments 2 Limited), Alliance Healthcare Italy and its Subsidiaries and the Russian Holdco and its Subsidiaries)), on the one hand, and the Company or any other member of the AB Group or any AB Principal JV (other than Alliance Healthcare Italy and its Subsidiaries and the Russian Holdco and its Subsidiaries), on the other hand, to be settled in full as of or prior to the First Step Closing, and, to the extent requested by the Buyer, shall provide the Buyer with supporting documentation to verify in reasonable detail the underlying intercompany charges and transactions.

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Section 7.14 Tax Matters.

(a) Certain U.S. Tax Elections for Specified Entities. Except to the extent otherwise agreed by the Parties:

(i) The Company shall make an election pursuant to Section 754 of the Code for the taxable year during which the First Step Closing occurs (in the event the Company is a partnership for U.S. federal income tax purposes on the First Step Closing Date) or for the taxable year following the First Step Closing (in the event the Company is a “disregarded entity” for U.S. federal income tax purposes at the First Step Closing), and the Company and the Seller shall cause AB Acquisitions Luxco 1 S.a.r.l. to make or cause to be made an election pursuant to Section 754 of the Code for the taxable year during which the First Step Closing occurs. Prior to the First Step Closing Date, the Company shall (A) cause to be formed as a direct, wholly-owned Subsidiary of AB Acquisitions LuxCo 1 S.a.r.l. a new limited partnership formed under the laws of England (the “Regarded Finco”) and cause AB Acquisitions Luxco 2 S.a.r.l. to become a direct, wholly-owned Subsidiary of Regarded Finco and (B) transfer or caused to be transferred to Boots Company plc all of the Equity Interests owned by the Company or any Subsidiary of the Company in each of Boots Retail (Ireland) Limited, Boots Retail (Thailand) Limited, and Boots Norge AS.

(ii) Unless the Buyer otherwise instructs the Company in writing, no later than the 75th day following the First Step Closing (the “Election Deadline”), the Company shall make or cause to be made an entity classification election pursuant to U.S. Treasury Regulation Section 301.7701-3(c) having an effective date as of or prior to the First Step Closing Date and electing (A) “disregarded entity” or partnership status, as applicable, with respect to (x) each of AB Acquisitions UK Topco Limited and Alliance Boots Limited (if AB Acquisitions UK Holdco 1 Limited is the Regarded UKCo), and (y) each Wholly-Owned Subsidiary that is an Eligible Entity (other than the Specified Regarded Subsidiaries), and (B) corporate status with respect to the Regarded FinCo; provided that if there is a change in Applicable Law or other circumstances (other than in the Ordinary Course of Business or as otherwise contemplated by this Agreement, the Shareholders Agreement or the Buyer Shareholders Agreement) after the Signing Date and prior to the Election Deadline such that any such election would reasonably be expected to have an adverse effect on the Company or any shareholder of the Company (other than the Buyer), the Company shall inform the Buyer of such change in writing no later than 30 days prior to the Election Deadline describing in reasonable detail the change and the adverse effect and requesting Buyer’s consent not to make such election, which consent shall not be unreasonably withheld, conditioned or delayed. Buyer must respond to such request no later than 5 Business Days prior to the Election Deadline or be deemed to have given its consent. The Company and the Buyer shall cooperate in good faith to resolve any dispute over such consent. If such consent is given or is unreasonably withheld, conditioned or delayed, the Company shall not be required to make such election.

(iii) Prior to the First Step Closing, the Seller and the Company shall consult and cooperate in good faith with Buyer regarding minimizing the amount of “subpart F income” within the meaning of Section 952 of the Code or any other income inclusion pursuant to Section 951 of the Code that the Buyer or its Affiliates could realize following the First Step Closing. At the prior written request of the Buyer, the Company shall Consider in Good Faith (1) making or causing to be made an entity classification election pursuant to U.S. Treasury Regulation Section 301.7701-3(c) having an effective date prior to or as of the First Step Closing Date and electing “disregarded entity” or partnership status, as applicable, with respect to any Subsidiary of the Company (other than a Wholly-Owned Subsidiary that is an Eligible Entity, AB Acquisitions Limited, Regarded Finco or Regarded UKCo) and (2) taking or refraining from taking any other action to minimize the amount of “subpart F income” within the meaning of Section 952 of the Code or any other income inclusion pursuant to Section 951 of the Code that the Buyer or its Affiliates are reasonably expected to realize following the First Step Closing.

(iv) From the Signing Date until the First Step Closing Date, except as otherwise provided in this Section 7.14, the Company and the other members of the AB Group shall, and the Seller shall cause the

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Company and the members of the AB Group to, refrain from, directly or indirectly, (A) filing or permitting to be filed any elections pursuant to Section 754 or entity classification elections pursuant to U.S. Treasury Regulations Section 301.7701-3(c) with respect to the Company or any of its Subsidiaries; (B) converting the Company or any Subsidiary of the Company under local law from an Eligible Entity to a Per Se Entity or from a Per Se Entity into an Eligible Entity, as applicable; (C) amending or otherwise modifying the organizational documents of the Company or any Subsidiary of the Company that qualifies as an Eligible Entity (or any other agreements or arrangements relating to the personal liability of any member of the Company or any such Subsidiary) if such amendment or modification would cause the Company or the respective Subsidiary, as applicable, not to qualify as an Eligible Entity or to change the default classification of the Company or any such Subsidiary pursuant to U.S. Treasury Regulation Section 301.7701-3(b); or (D) agreeing to or authorizing, or committing to agree to or authorize (in writing or otherwise) any of the actions set forth in clauses (A)-(C) above; provided that the Company shall be permitted to take any such action with Buyer’s written consent, not to be unreasonably withheld, conditioned or delayed.

(v) The Company shall use reasonable best efforts to make entity classification elections pursuant to U.S. Treasury Regulation Section 301.7701-3(c) having an effective date prior to or as of the First Step Closing Date and electing “disregarded entity” or partnership status, as applicable, with respect to Walvis Limited, Walvis 2 Limited, and AB Acquisitions Luxco 5 S.a.r.l. (including obtaining all shareholder approvals the Company determines are necessary), in each case, if doing so would not adversely impact SP or the economic value of any of SP’s investments.

(b) Tax Cooperation. From the Signing Date until the First Step Closing Date, (x) the Company and the Buyer shall reasonably cooperate with each other to prepare a list of Wholly-Owned Subsidiaries that specifies which Wholly-Owned Subsidiaries are Per Se Entities and which are Eligible Entities; and (y) each of the Buyer, the Seller and the Company shall (and shall cause their respective Affiliates, officers, employees, agents and representatives to) reasonably cooperate with each other and shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Company, the other members of the AB Group, the AB Principal JVs or their respective assets or businesses (including reasonable access to books, records and personnel) as the other party may reasonably request, including for purposes of preparing and filing Tax Returns, making any Tax elections, preparing for any claim, audit or other Proceeding with any Tax Authority, prosecuting or defending any claim, audit or other Proceeding with any Tax Authority relating to any Tax or Tax Return, or accounting for Taxes.

(c) Transfer Taxes. The Seller, on the one hand, and the Buyer, on the other, shall each be responsible for and shall pay 50% of any Transfer Taxes imposed on or otherwise payable as a result of the purchase and sale of the First Step Company Shares or the Second Step Company Shares pursuant to this Agreement. The Party required by Applicable Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare and file, with the other Party’s cooperation, any Tax Returns required to be filed with respect to Transfer Taxes. The Parties agree to timely sign and deliver (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate and otherwise to cooperate to establish any available exemption from (or otherwise reduce) such Transfer Taxes.

Section 7.15 No Control of Other Party’s Business. Prior to the Second Step Closing and except as expressly set forth in the Shareholders Agreement, nothing contained in this Agreement shall give the Buyer, directly or indirectly, the right to Control or direct the Company’s or its Subsidiaries’ or any other member of the AB Group’s business or operations, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to Control or direct the Buyer’s or its Subsidiaries’ business or operations.

Section 7.16 Distribution to Shareholder Distributees. (a) As soon as practicable after the First Step Closing (subject, if necessary, to receipt by each Shareholder Distributee of any required Consents of Governmental Authorities), the Seller shall deliver or cause to be delivered to each Shareholder Distributee, in

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compliance with all Applicable Laws, the number of First Step Buyer Shares that such Shareholder Distributee is entitled to receive in accordance with arrangements by and among the Seller, the Gibco Principal Investors and the Shareholder Distributees; provided, that the number of First Step Buyer Shares that will be delivered to the SP Investors, solely in their capacity as shareholders of the Seller, shall not be less than 66 million First Step Buyer Shares; provided that the SP Investors may reduce the number of First Step Buyer Shares to be delivered to them in the event that as a result of any election or elections by one or more Shareholder Distributees, the SP Investors determine that it would be appropriate to reduce such number of First Step Buyer Shares to satisfy such election or elections.

(b) Subject to Section 10.01(e)(ii), (x) as soon as practicable after the date that is nine (9) months after the Second Step Closing (subject, if necessary, to receipt by each Shareholder Distributee of any required Consents of Governmental Authorities), the Seller shall deliver to each Shareholder Distributee, in compliance with all Applicable Laws, (1) no more than 10% of the number of Second Step Buyer Shares that such Shareholder Distributee is entitled to receive in accordance with arrangements by and among the Seller, the Gibco Principal Investors and the Shareholder Distributees or (2) if the Seller selects, in its sole discretion, exercisable pursuant to written notice delivered to the Buyer no later than three (3) Business Days prior to the Second Step Closing, to execute and deliver, and to cause the Guarantors to execute and deliver, the Limited Guaranties at the Second Step Closing (the “Guarantee Option”), and such Limited Guaranties are so executed and delivered, then subject to the remainder of this Section 7.16(b) and Section 10.01(e)(ii), up to 100% of the number of Second Step Buyer Shares that such Shareholder Distributee is entitled to receive in accordance with arrangements by and among the Seller, the Gibco Principal Investors and the Shareholder Distributees, (y) if the Seller does not exercise the Guarantee Option, as soon as practicable after the date that is twelve (12) months after the Second Step Closing (subject, if necessary, to receipt by each Shareholder Distributee of any required Consents of Governmental Authorities), the Seller shall deliver to each Shareholder Distributee, in compliance with all Applicable Laws, the remainder of the number of Second Step Buyer Shares that such Shareholder Distributee is entitled to receive in accordance with arrangements by and among the Seller, the Gibco Principal Investors and the Shareholder Distributees, and (z) subject to Section 10.01(e)(ii), prior to the date that is nine (9) months after the Second Step Closing, if the Guarantee Option is exercised, or prior to the date that is twelve (12) months after the Second Step Closing, if the Guarantee Option is not exercised, the Seller shall not deliver any Second Step Buyer Shares to any such Shareholder Distributees, except as expressly permitted by this Section 7.16(b) and Section 10.01(e)(ii), and shall take all necessary and appropriate action to retain and keep available such Second Step Buyer Shares to satisfy any obligations of the Seller under Article X, it being understood that no Shareholder Distributee shall have any claim whatsoever in respect of any Second Step Buyer Shares that are delivered to the Buyer or otherwise transferred or disposed of in order to satisfy any obligations of the Seller under Article X.

(c) The Seller undertakes that no First Step Buyer Shares and no Second Step Buyer Shares shall be delivered to any Shareholder Distributee that is not a party to the Buyer Shareholders Agreement unless and until such Shareholder Distributee shall have first agreed to become a party to the Buyer Shareholders Agreement by executing a customary joinder thereto, in form and substance reasonably acceptable to the Buyer, in which such Shareholder Distributee agrees to be an “Other Gibco Investor” (as defined in the Buyer Shareholders Agreement). If, in connection with the delivery of the First Step Buyer Shares or the Second Step Buyer Shares, any such Shareholder Distributee refuses to become a party to the Buyer Shareholders Agreement by executing such a joinder, the Seller shall ensure that such Shareholder Distributee shall forfeit any and all right to receive any portion of the First Step Buyer Shares or of the Second Step Buyer Shares, as the case may be, and, subject to clause (z) of Section 7.16(b) and Article X, such portion of the First Step Buyer Shares or of the Second Step Buyer Shares shall be retained by the Seller and may be held or disposed of by the Seller for its own account.

(d) In furtherance of the foregoing, if the Buyer exercises the Call Option, as soon as practicable after the later of (x) such exercise by Buyer and (y) if the Buyer Shareholder Approval has not already been obtained, the filing of the Proxy Statement by the Buyer with the SEC, and in no event later than ten (10) Business Days prior to the Second Step Closing, the Seller shall communicate to each Shareholder Distributee the written plan of delivery with respect to the delivery of the Second Step Purchase Price to the Shareholder Distributees (including

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any election mechanism) (the “Plan of Delivery”). Seller shall provide Buyer with a copy of any written materials prepared in connection with such communication of the Plan of Delivery promptly after such communication. The Seller further agrees to provide the Buyer notice of any written, or any material oral, objections Seller or any of its Affiliates receives arising out of or related to the Plan of Delivery, or any aspect thereof, promptly after receipt thereof (and if such notice is in writing, a copy of any such written material), from any Shareholder Distributee or its Affiliates or any Governmental Authority.

(e) For purposes of this Agreement, “Distribution Liabilities” shall mean any and all Losses arising out of or resulting from or incurred in connection with: (i) the delivery (or lack thereof, or whether related to the timing, manner, allocation, terms, conditions or any other aspect thereof, and whether or not as described, and/or subject to the terms set forth, in this Section 7.16) of any portion of the First Step Purchase Price or the Second Step Purchase Price, including First Step Buyer Shares or Second Step Buyers Shares, to any Shareholder Distributee, including any breach of or noncompliance with, or alleged breach of or noncompliance with, any Applicable Laws in connection therewith, (ii) any claim by any Person that such Person is directly or indirectly entitled to receive any portion (or a greater portion) of the First Step Purchase Price or the Second Step Purchase Price, or any Company Ordinary Shares delivered to the Buyer pursuant to the terms of this Agreement, (iii) any claim by any Person related to any alleged breach or noncompliance by any Person of or with any Charter Documents or Contracts of the Seller in connection with the First Step Closing or the Second Step Closing, or the distribution to Shareholder Distributees of the First Step Purchase Price or the Second Step Purchase Price in connection therewith or (iv) any claim related to Section 10.01(e)(ii) or the Plan of Delivery.

(f) Notwithstanding anything to the contrary contained herein, the Buyer hereby acknowledges and agrees that in connection with the delivery of First Step Buyer Shares and Second Step Buyer Shares to the Shareholder Distributees, the Seller will provide the Shareholder Distributees with information with respect to the Buyer that has been publicly filed by the Buyer (such information, the “Buyer Provided Information”), and no Loss or claim by any Shareholder Distributee or any other Person to the extent it arises out of or results from any untrue statement of a material fact or omission of any material fact required to be stated in such Buyer Provided Information (as of the date of such Buyer Provided Information, unless amended or supplemented, in which case as amended or supplemented and as of the date of such amendment or supplement) or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, shall be deemed to be a Seller Distribution Liability, except to the extent, if any, arising out of or resulting from any information supplied by the Company, the Seller or any of their Affiliates or Representatives which is contained or incorporated by reference in any such Buyer Provided Information. From and after the First Step Closing and, if applicable, from and after the Second Step Closing, the Buyer shall indemnify and hold harmless the Seller and its Affiliates (but for the avoidance of doubt, no Shareholder Distributee) from and against any Loss incurred by any of them arising out of any claim by any Person (other than the Seller and its Affiliates) with respect to any untrue statement of a material fact or omission of any material fact required to be stated in such Buyer Provided Information (as of the date of such Buyer Provided Information, unless amended or supplemented, in which case as amended or supplemented and as of the date of such amendment or supplement) or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except to the extent, if any, arising out of or resulting from any information supplied by the Company, the Seller or any of their Affiliates or Representatives which is contained or incorporated by reference in any such Buyer Provided Information. The obligations of the Buyer pursuant to the immediately foregoing sentence shall survive until nine (9) months after the First Step Closing or nine (9) months after the Second Step Closing, as applicable; provided, that, in each case, any claim made with reasonable specificity by the Seller or its Affiliates within such applicable nine (9) period shall survive until such claim is finally resolved.

Section 7.17 Alliance Healthcare Italy and Other Matters. (a) Except as they may hereafter agree, the Parties hereby expressly acknowledge that neither at the First Step Closing nor at the Second Step Closing shall the Buyer have any right to, and the Buyer shall not, acquire or purchase indirectly, any interest, right or title in, the 51% of the share capital of Alliance Healthcare Italy held indirectly by UK Holdings and both the First Step Purchase Price and the Second Step Purchase Price have been determined on such basis. From and

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after the date hereof, the Seller and the Company shall be permitted to explore, in cooperation with UK Holdings, strategic options for Alliance Healthcare Italy (any transaction resulting therefrom, a “Strategic Sale), in each case subject to the other terms and provisions of this Agreement, including Section 7.01, and the Shareholders Agreement; provided, that the Parties acknowledge and agree that the arm’s length sale (by way of a merger, share exchange, or disposition of assets or similar business combination) of Alliance Healthcare Italy to a bona fide third party not Affiliated with the Company or the Seller or any of their respective Affiliates shall be permitted hereunder and thereunder, so long as (in the case of any “Strategic Sale”) the consideration received by the Company for its indirect interests in Alliance Healthcare Italy shall be no less (and any indemnification or other Liability incurred in connection with such Strategic Sale shall be no more) on a per share basis than that received (or incurred), directly or indirectly, by UK Holdings

(b) From and after the date hereof, the Seller, in its capacity as sole shareholder of UK Holdings, shall seek the cooperation of UK Holdings, as the majority shareholder of Alliance Healthcare Italy, with respect to the management of the operations of Alliance Healthcare Italy, including with respect to compliance with this Agreement and the other Transaction Documents and the implementation of the JV Agreement. In furtherance of the foregoing, and notwithstanding anything to the contrary herein or in any of the other Transaction Documents, the Parties hereby acknowledge and agree that each UK Holdings Group Member (other than Alliance Healthcare Italy and its Subsidiaries) shall be deemed to be a Subsidiary of the Company for all purposes under the Shareholders Agreement, and each of the Seller and the Company hereby agrees that it shall, and shall cause UK Holdings to, comply with all provisions of the Shareholders Agreement as though each such UK Holdings Group Member (other than Alliance Healthcare Italy and its Subsidiaries) is such a Subsidiary of the Company.

Section 7.18 Galenica Shares. (a) The Parties hereby expressly acknowledge their agreement that the Buyer does not wish to, and shall not, acquire or purchase indirectly (or assume or otherwise be responsible for any Liabilities of any nature related to), any interest, right or title in, to or under the Galenica Shares and both the First Step Purchase Price and the Second Step Purchase Price have been determined on the assumption that the Galenica Shares shall cease to be Beneficially Owned by the Company no later than the Second Step Closing Date.

(b) No later than the day prior to the First Step Closing, the Seller shall cause the relevant members of the AB Group to either (i) transfer the Galenica Shares (or 100% of the equity of an entity that directly or indirectly owns the Galenica Shares, but no other assets) to the Seller, or (ii) cause the Galenica Shares to be owned at the First Step Closing (x) directly by the Company (which, at the First Step Closing, will be treated as a “disregarded entity” or partnership for U.S. federal income tax purposes) or (y) indirectly by the Company (which, at the First Step Closing, will be treated as a “disregarded entity” or partnership, for U.S. federal income tax purposes) through one or more Subsidiaries that, at the First Step Closing, are classified as “disregarded entities” or partnerships, as applicable, for U.S. federal income tax purposes (each of (i) and (ii), a “Galenica Distribution”). In the event of a Galenica Distribution described in clause (ii), the agreements regarding the U.S. federal income tax allocations of items of income, gain, loss and deduction of the Company and each Subsidiary of the Company that directly or indirectly owns the Galenica Shares (including AB Acquisitions Luxco I S.a.r.l.) shall be amended so that all such items of income, gain, loss and deduction relating to the Galenica Shares shall be allocated to the Seller and each Person, including the Managers, that has any right to receive a portion of the First Step Purchase Price or the Second Step Purchase Consideration (such Persons together with the Seller, the “Galenica Beneficiaries”). If the Seller causes the Galenica Distribution described in clause (ii), without the prior written consent of the Buyer, from and after the First Step Closing Date, the Seller and the Company shall (and shall cause its Subsidiaries to) refrain from taking any action that would result in the Company being classified as a corporation for U.S. federal income tax purposes or the Galenica Shares being owned, directly or indirectly, by any Subsidiary of the Company that is classified as a corporation for U.S. federal income tax purposes. All dividends, other distributions paid and any proceeds received in respect of the Galenica Shares after the date hereof shall be deemed received for the benefit of the Galenica Beneficiaries and the Company shall cause the Galenica Shares and any such dividends, distributions or proceeds (net of any withholding Taxes and any other Taxes incurred by any member of the AB Group in connection with the receipt of such dividends, distributions,

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or proceeds by any member of the AB Group or the payment of such dividends, distributions or proceeds to the Galenica Beneficiaries) (without interest) to be distributed or otherwise transferred without any payment in consideration therefor to the Galenica Beneficiaries as soon as practicable and permitted under the Senior Facilities Agreement and the Subordinated Facility Agreement, and in no event later than the Second Step Closing Date. At the prior written request of the Seller, the Buyer shall consider in good faith any actions, transactions or reporting positions proposed to be taken by the Seller with respect to the Galenica Shares to mitigate any adverse consequences to the Seller, the Buyer, the Company and their respective Affiliates that could result from the failure to complete a Galenica Distribution by the day prior to the First Step Closing.

(c) The Parties shall, and shall cause the Subsidiaries of the Company to, cooperate in good faith and will execute and deliver such documents and other papers and take such further actions and do or cause to be done all things necessary, proper or advisable under Applicable Law, as may be reasonably required to give effect to Section 7.18(b) (plus any necessary gross-up to ensure that the economic impact of any such Taxes to the such applicable Person are as though such Taxes never became or become payable in any respect). Notwithstanding anything to the contrary herein, but, for the avoidance of doubt, not limiting the Parties obligations under this Section 7.18(c) or Section 7.18(b), the Parties acknowledge and agree that the consummation of a Galenica Distribution prior to the First Step Closing Date shall not be required as a condition for the consummation of the First Step Acquisition.

(d) For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, including Section 7.01, or in the Shareholders Agreement, the Buyer shall have no right to direct or influence the voting or the disposition of the Galenica Shares (so long as such disposition is in accordance with Section 7.18(c)). Effective from and after the First Step Closing, the Company shall cause its Subsidiary that is the holder of record of any Galenica Shares to appoint SP its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent with respect to all such Galenica Shares, which proxy and power of attorney shall be irrevocable until completion of the Galenica Distribution, shall be deemed to be coupled with an interest sufficient under Applicable Law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Subsidiary of the Company with respect to any Galenica Shares held by it.

(e) For purposes of this Agreement, the “Galenica Restructuring Liabilities” shall mean any and all Losses (including, for the absence of doubt, any Taxes incurred by the Company or any other member of the AB Group) arising out of or resulting from or incurred in connection with (i) the Galenica Distribution, or any other transfer of disposition by any Person (including internal transfers among the Company and any other member of the AB Group) of any Galenica Shares, including, for the avoidance of doubt, any Constructive Distribution, (ii) the direct or indirect ownership by the Buyer, the Company or any other member of the AB Group of, or interest in, any Galenica Shares after the First Step Closing, whether or not there has been any Galenica Restructuring or other transfer or disposition of any Galenica Shares, including any matters related to or arising from the subject matter of Section 7.18(d), (iii) any breach or noncompliance by the Seller or the Company of or with any provisions of the Transaction Documents governing the relationship between the AB Group, on the one hand, and Galenica or any of its Affiliates, on the other hand, or any alleged breach or noncompliance by SP, the Seller or any member of the AB Group, or any other Person, of or with any other Contract or Charter Document relating to Galenica or any of its Affiliates, and (iv) any dividends or distributions described in the penultimate sentence of Section 7.18(b), including any claim by any Person, including any Galenica Beneficiary, that such Person is directly or indirectly entitled to receive any portion of, or otherwise relating to, such dividends or distributions; provided that the Galenica Restructuring Liabilities shall not include any Taxes of the Buyer or its Affiliates other than the Company or any member of the AB Group, and shall not include Galenica Distribution Liabilities.

(f) For purposes of this Agreement, “Galenica Distribution Liabilities” shall mean any and all Losses (including, for the absence of doubt, any Taxes of the Buyer or its Affiliates) incurred by the Buyer or any of its Affiliates arising out of or resulting from or incurred in connection with the failure of the Seller to cause the relevant members of the AB Group to consummate a Galenica Distribution prior to the First Step Closing Date,

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and, in the case of a Galenica Distribution described in clause (ii) of the definition thereof, a breach by the Seller or the Company of its further agreements set forth in the third sentence of Section 7.18(b); provided that the Galenica Distribution Liabilities shall only include Taxes of the Buyer or its Affiliates arising out of or resulting from or incurred in connection with any income or gain recognized by any member of the AB Group that is treated as a “controlled foreign corporation” within the meaning of Section 957(a) of the Code (x) during any taxable period of such member that, for U.S. federal income tax purposes, begins after the First Step Closing Date or (y) during any taxable period of such member that, for U.S. federal income tax purposes, begins on or before and ends after the First Step Closing Date, provided that in the case of clause (y), Galenica Distribution Liabilities shall include such Taxes solely to the extent they exceed the amount of Taxes that would have been incurred by Buyer or its Affiliates had the Galenica Distribution been completed on the day prior to the First Step Closing Date. Subject to Article X, from and after the First Step Closing, the Seller shall indemnify and hold harmless the Buyer from and against fifty-five percent (55%) of any and all Galenica Distribution Liabilities. For the avoidance of doubt, (x) in the event that a Galenica Distribution described in clause (i) of the definition thereof is consummated prior to the First Step Closing, this Section 7.18(f) shall be inapplicable (unless such actions are subsequently reversed, in which this Section 7.18(f) shall become effective and survive, and be extended in the event of unresolved claims as set forth in next sentence, until nine (9) months after the date that the Buyer is notified of such reversal) and (y) in no event shall any Buyer recoveries under this Section 7.18(f) be in duplication of any recoveries of the Buyer under Article X. The obligations of the Seller pursuant to this Section 7.18(f) shall survive until nine (9) months after the First Step Closing; provided, that any claim made with reasonable specificity by the Buyer or its Affiliates within such applicable nine (9) month period (which the Parties agree shall not require (x) specificity as to the amount of any such claim to the extent that the exposure to Buyer is not yet reasonably quantifiable or (y) actual incurrence of the Loss that the Buyer reasonably expects in respect of the Galenica Shares, including with respect to dividends or distributions in respect of the Galenica Shares and any income or gain upon a subsequent sale, disposition or other transfer by the Company or any Subsidiary of the Company with respect to the Galenica Shares) shall survive until such claim is finally resolved.

Section 7.19 MEP Restructuring. (a) Notwithstanding anything to the contrary herein or otherwise, after the date hereof, the Parties agree that nothing shall prohibit, constrain or otherwise limit the Seller, the Company or any of its Subsidiaries, or any of their respective Affiliates, from amending the MEP Agreement and taking any and all other actions in connection therewith reasonably necessary in order to facilitate the transactions contemplated by this Agreement or contemplated by any other agreement entered into in connection herewith, including the Shareholders Agreement and the Buyer Shareholders Agreement (including the transactions contemplated by Section 2.02(a) and Section 3.03(a), the “MEP Restructuring”); provided, that (i) all Liabilities in respect of the MEP Restructuring and the MEP Agreement (as amended or otherwise modified in connection with the MEP Restructuring) shall be fully, directly and economically borne by Seller and not the Buyer or any of its Affiliates or any member of the AB Group or the AB Principal JVs, and any such MEP Restructuring shall not affect in any manner the terms and conditions of this Agreement, including the requirement of the Seller to deliver the First Step Company Shares and the Second Step Company Shares at the First Step Closing and the Second Step Closing, respectively, which, in aggregate, represent and shall represent one hundred percent (100%) of the outstanding Company Ordinary Shares on a fully-diluted basis from the date hereof through and including the consummation of the Second Step Closing, as well as Beneficial Ownership of one hundred percent (100%) of the Equity Interests in AB Acquisitions LuxCo 1 S.a.r.l. (Luxembourg) without any further Liabilities on the part of the Company, AB Acquisitions LuxCo 1 S.a.r.l. (Luxembourg) or any other member of the AB Group in respect of the MEP Agreement, and (ii) notwithstanding any such MEP Restructuring, as of immediately following the Second Step Closing, neither the MEP Trustee nor any Manager, nor any of their Affiliates, shall hold or otherwise Beneficially Own any interest in or to any Equity Interests of the Company or any other member of the AB Group (other than indirectly through the Beneficial Ownership of Buyer Common Shares and other than any Equity Interests that may have been issued under the New LTIP in accordance with this Agreement and are then outstanding). The Seller and the Company shall, and shall cause their Subsidiaries or any of their respective Affiliates to, use reasonable efforts to minimize the amount of any “subpart F income” within the meaning of Section 952 of the Code or any other income inclusion pursuant to Section 951 of the Code to the Buyer or its Affiliates after the First Step Closing in connection with, or resulting from the MEP, the MEP Agreement, and the MEP Restructuring.

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(b) For purposes of this Agreement, the “MEP Liabilities” shall mean (w) any and all Losses (including, for the absence of doubt, any Taxes incurred by the Company or any other member of the AB Group) arising out of or resulting from or incurred in connection with (i) the MEP Restructuring, (ii) any breach or noncompliance by the Seller or the Company with any provisions of the Transaction Documents governing the relationship between the AB Group, on the one hand, and the MEP, the Managers or any of their Affiliates, on the other hand, or any alleged breach or noncompliance by the Seller or any member of the AB Group, or any other Person, of or with the MEP Agreement or any other Contract or Charter Document relating thereto and (iii) any claim by any Manager relating to any of the foregoing or with respect to any other matter relating to the MEP Agreement, (x) any Liability with respect to the sale of Securities (as defined in Section 1.1 of the MEP Agreement) by any Manager, and any Liability described in clause (i) of Section 7.19(a) above, (y) the actual amount of any economic dilution borne by the Buyer in its capacity as a shareholder of the Company as a result of any dividend, distribution or other payment, whether in connection with the Transactions or otherwise, with respect to any Equity Interest of AB Acquisitions Luxco 1 S.a r.l. that is Beneficially Owned or held of record by the MEP Trustee or any Manager under the MEP Agreement and (z) any claim by any Manager or MEP Distributee which would qualify as a Distribution Liability if such Manager were a Shareholder Distributee or any claim related to the last sentence of Section 3.07(a).

Section 7.20 Employee Matters. (a) Benefits, Compensation. Subject to Section 7.20(e), the Buyer agrees that, from the Second Step Closing Date until the second anniversary thereof, the Buyer shall maintain base salary and base wages, and employee benefit and compensation (including cash incentive bonus opportunities, but excluding equity-based compensation) plans, programs and arrangements for the benefit of Employees that, when taken as a whole for all Employees, are , at least as favorable as those in effect as of immediately prior to the Second Step Closing Date).

(b) Credited Service. To the extent permitted by Applicable Law, following the Second Step Closing, the Buyer shall, or shall cause the applicable Affiliate and any successor thereto to cause any employee benefit plans of the Buyer or any of its Affiliates which the employees of the Company and its Subsidiaries are entitled to participate in following the Second Step Closing Date (each, a “New Plan”) to take into account for purposes of eligibility, vesting, and benefit accrual thereunder all years of service by Employees of the Company and/or the applicable other member(s) of the AB Group (and any additional service credited under the applicable Company Benefit Plan) as if such service were with Buyer, to the same extent such service was credited under a comparable plan of the Company and/or the applicable other member(s) of the AB Group (except in respect of defined benefit pension schemes or to the extent such credit would result in an unintended duplication of benefits). Without limiting the generality of the foregoing, (i) to the extent any New Plan replaces coverage under a comparable Company Benefit Plan in which Employees participated immediately prior to the Second Step Closing (such Company Benefit Plans, collectively, the “Old Plans”), the participating Employees generally shall be immediately eligible to participate, without any waiting period, in such New Plan, and (ii) for the purposes of each New Plan providing medical, dental, pharmaceutical, vision, and/or disability benefits to Employees to replace coverage under an Old Plan, the Buyer shall use reasonable commercial efforts to cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such Employees and their respective covered dependents, and the Buyer shall use reasonable commercial efforts to cause any eligible expenses incurred by such Employees and their respective covered dependents during the portion of the plan year of the Old Plan ending on the date such Employees’ participation in the New Plan begins to be taken into account under such New Plan for the purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Employees and their respective covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Annual Bonus. Without limiting the generality of Section 7.20(a) of this Agreement, the Buyer shall pay, or cause to be paid, an annual cash bonus in respect of the Company’s fiscal year in which the Second Step Closing Date occurs (the “Closing Date Bonus Year”) to each Employee who would be eligible to be considered for an annual cash bonus under any Company Benefit Plan had the Closing Date Bonus Year ended immediately prior to the Second Step Closing, at the end of the Closing Date Bonus Year. Such annual bonus payments shall

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be made, in all cases in accordance with the Company Benefit Plans as in effect as of immediately prior to the Second Step Closing Date and the aggregate amount of such annual bonuses shall in no event be less than the amount that is accrued in the Company Financial Statements in respect of such bonuses in respect of the Second Step Closing Date Bonus Year in respect of such bonuses due in respect of the Closing Date Bonus Year as of the Second Step Closing Date.

(d) Severance. Without limiting the generality of Sections 7.20(a) or (b), from the Second Step Closing Date until the second anniversary thereof and subject to Applicable Law, the Buyer (i) will provide the Employees with severance policies that are substantially comparable, in the aggregate to the severance policies under which the Employees were eligible for benefits as in effect immediately prior to the Second Step Closing Date and, (ii) for all purposes with respect to any such severance policies, generally will provide the Employees with past service credit for years of service of such Employees with the Company and other member of the AB Group (and any additional service credited under such severance policies).

(e) For the avoidance of doubt, the provisions of this Section 7.20 are solely for the benefit of the Parties, and no current or former Employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement and nothing contained herein, express or implied, shall be construed to (i) establish, amend, or modify any benefit plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Buyer or its Affiliates (including, after the First Step Closing Date or the Second Step Closing Date, the Company) to amend, modify or terminate any Company Benefit Plan, Material Employment Agreement or any other benefit or employment plan, program, agreement or arrangement after such closing date to the extent such action would not result in a breach of any of the covenants in this Section 7.20. The Parties hereto acknowledge and agree that the terms set forth in this Section 7.20 shall not create any right in any Employee or any other Person to any continued employment with the Company, the other members of the AB Group, the Buyer, or any of their respective Affiliates, successors or assigns.

(f) Following the date hereof, the Company may, in good faith consultation with the Buyer, adopt one or more definitive agreements or schemes regarding new management long-term incentive arrangements to be applicable to such Employees of the AB Group as SP shall determine from and after the First Step Closing, which shall be established on terms and conditions that, from an economic perspective, are substantially equivalent to comparable long-term incentive arrangements in effect with the Buyer and the peer group of the Company (with such equivalency at least equal to the median percentage within such peer group) and on such other terms and conditions as the Company may reasonably determine (collectively, the “New LTIP”), provided that the Buyer, the Company and the Seller agree that, once the New LTIP is agreed and established, for so long as SP is Executive Chairperson of the Company, SP shall have the right to allocate and make grants under the New LTIP in his sole discretion and, if SP is no longer Executive Chairperson of the Company, such allocations and grants shall be made by the board of directors of the Company (or if the board so determines, the remuneration committee thereof).

Section 7.21 Germany

(a) As soon as practicable after the date hereof and in any event prior to the First Step Closing, Seller shall cause UK Holdings to transfer, convey, assign and deliver to AB Acquisitions Luxco 2A S.à.r.l. (“Luxco 2A”), and Seller shall cause Luxco 2A to purchase and acquire from UK Holdings, all of the rights, title and interest in, to and under 6 German Holdco Ordinary Shares owned by UK Holdings, free and clear of any Encumbrances other than Permitted Encumbrances, which 6 German Holdco Ordinary Shares represent all of the German Holdco Ordinary Shares owned by UK Holdings beneficially and of record as of the date hereof.

(b) Immediately following the sale and transfer referred to in Section 7.21(a), the Company will Beneficially Own one hundred percent (100%) of the outstanding German Holdco Ordinary Shares on a fully-diluted basis.

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(c) In consideration for the sale, transfer, conveyance, assignment and delivery of the six (6) German Holdco Ordinary Shares, Luxco 2A shall pay to UK Holdings the German Holdco Minority Consideration. Immediately on receipt of the German Holdco Minority Consideration, UK Holdco shall use such funds to repay in full the £25 million loan outstanding to AB Acquisitions Luxco 3A S.à.r.l.

ARTICLE VIII

CONDITIONS PRECEDENT AND TERMINATION PROVISIONS OF FIRST STEP ACQUISITION

Section 8.01 Conditions Precedent to Performance of the Parties. The respective obligations of the Buyer and the Seller to consummate the First Step Acquisition are subject to the satisfaction or (to the extent permitted by Applicable Law) waiver by the Buyer and the Seller on or prior to the First Step Closing Date of the following conditions:

(a) Regulatory Requirements. Any Consents, filings and notices required to be obtained or made at or prior to the First Step Closing under any applicable antitrust, competition or other Applicable Law and identified in Section 8.01(a) of the Buyer Disclosure Schedule shall have been obtained or made, as applicable.

(b) No Order. No Governmental Authority will have enacted, issued, enforced or entered into any Applicable Law or Order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the First Step Acquisition and/or the Second Step Acquisition illegal or otherwise restraining or prohibiting the consummation of either; provided, however, that a Party shall not be entitled to invoke this condition if such Party is in material breach of its obligations under Section 7.04(a).

Section 8.02 Conditions Precedent to Performance of the Buyer. The obligation of the Buyer to consummate the First Step Acquisition is further subject to the satisfaction or (to the extent permitted by Applicable Law) waiver by the Buyer at or prior to the First Step Closing of each of the following conditions:

(a) Representations and Warranties Regarding the Company. (x) The Fundamental Company Representations, except to the extent relating to the Second Step Acquisition, and Section 4.10(a) shall be true and correct (in the case of Section 4.04(a) (second sentence only), 4.04(b) and 4.04(c) (first sentence only), other than de minimis inaccuracies) as of the Signing Date and as of the First Step Closing Date with the same effect as if made at and as of such time (except to the extent expressly made as of or limited by an earlier date, in which case as of such date), and (y) the remaining representations and warranties of the Company contained in Article IV shall be true and correct (disregarding all qualifications and exceptions contained therein relating to materiality, Company Material Adverse Effect, or any similar standard or qualification) as of the Signing Date and as of the First Step Closing Date with the same effect as if made at and as of such time (except to the extent expressly made as of or limited by an earlier date, in which case as of such date) except in the case of clause (y) where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Representations and Warranties Regarding the Seller. (x) The Fundamental Seller Representations, except to the extent relating to the Second Step Acquisition, shall be true and correct as of the Signing Date and as of the First Step Closing Date with the same effect as if made at and as of such time (except to the extent expressly made as of or limited by an earlier date, in which case as of such date), and (y) the remaining representations and warranties of the Seller contained in Article V shall be true and correct (disregarding all qualifications and exceptions contained therein relating to materiality, material adverse effect, or any similar standard or qualification) as of the Signing Date and as of the First Step Closing Date with the same effect as if made at and as of such time (except to the extent expressly made as of or limited by an earlier date, in which case as of such date) except in the case of clause (y) where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(c) Compliance with Covenants. Each of the Company and the Seller shall have performed and complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed or complied with by it at or prior to the First Step Closing; provided that, notwithstanding anything to the contrary herein, the failure of the Parties to enter into full definitive documentation in respect of the JV Agreement at or prior to the First Step Closing shall not, in and of itself (subject to the Company’s and the Seller’s obligations under Section 7.12), be deemed to be a failure to comply in all material respects for purposes of this Section 8.02(c).

(d) No Material Adverse Effect. No Effect shall have occurred or be continuing that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Officer’s Certificates. The Company shall have delivered to the Buyer an officer’s certificate, dated as of the First Step Closing Date and signed by a duly authorized officer of the Company, to the effect that the conditions set forth in paragraphs (a), (c) and (d) of this Section 8.02 have been satisfied. Each Seller shall have delivered to the Buyer an officer’s certificate, dated as of the First Step Closing Date and signed by a duly authorized officer of the Seller, to the effect that the conditions set forth in paragraphs (b), (c) and (f) of this Section 8.02 have been satisfied.

(f) Compliance with Principal Investor Side Letters. The Principal Investor Side Letters shall be in full force and effect, and each of the parties thereto (other than the Buyer) shall have performed and complied in all material respects with all agreements, covenants and obligations required by each such Principal Investor Side Letter to be performed or complied with by it at or prior to the First Step Closing.

Section 8.03 Conditions Precedent to Performance of the Seller. (a) The obligation of the Seller to consummate the First Step Acquisition is further subject to the satisfaction or (to the extent permitted by Applicable Law) waiver by the Seller at or prior to the First Step Closing of each of the following conditions:

(a) Representations and Warranties of the Buyer. (x) The Fundamental Buyer Representations, except to the extent relating to the Second Step Acquisition, shall be true and correct (in the case of Section 6.04(a), other than de minimis inaccuracies) as of the Signing Date and as of the First Step Closing Date with the same effect as if made at and as of such time (except to the extent expressly made as of or limited by an earlier date, in which case as of such date), and (y) the remaining representations and warranties of the Buyer contained in Article VI shall be true and correct (disregarding all qualifications and exceptions contained therein relating to materiality, Buyer Material Adverse Effect, or any similar standard or qualification) as of the Signing Date and as of the First Step Closing Date with the same effect as if made at and as of such time (except to the extent expressly made as of or limited by an earlier date, in which case as of such date) except in the case of clause (y) where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) Compliance with Covenants. The Buyer shall have performed and complied in all material respects with all agreements, covenants and obligations required by this Agreement to be performed or complied with by it at or prior to the First Step Closing; provided that, notwithstanding anything to the contrary herein, the failure of the Parties to enter into full definitive documentation in respect of the JV Agreement at or prior to the First Step Closing shall not, in and of itself (subject to the Buyer’s obligations under Section 7.12), be deemed to be a failure to comply in all material respects for purposes of this Section 8.03(b).

(c) No Material Adverse Effect. No Effect shall have occurred or be continuing that has had or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(d) Officer’s Certificate. The Buyer shall have delivered to the Seller an officer’s certificate, dated as of the First Step Closing Date and signed by a duly authorized officer of the Buyer, to the effect that the conditions set forth in paragraphs (a), (b) and (c) of this Section 8.03 have been satisfied.

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Section 8.04 Termination Prior to First Step Closing. (a) Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time prior to the First Step Closing:

(i) by the written agreement of the Seller (on behalf of the Seller and the Company) and the Buyer; or

(ii) by the Seller (on behalf of the Seller and the Company) or the Buyer, if:

(A) the First Step Closing shall not have occurred on or prior to the date that is four (4) months after the Signing Date (the “First Step End Date”); provided that this Agreement may not be so terminated pursuant to this Section 8.04(a)(ii)(A) if the breach of any obligation, representation or warranty under this Agreement by the Party (including, in the case of the Seller, any of the Seller and/or the Company) seeking to so terminate this Agreement has been the cause of, or resulted in, the failure of the First Step Closing to have occurred on or prior to the First Step End Date; provided, further, to the extent the failure of the First Step Closing to have occurred prior to the First Step End Date is solely the failure to satisfy the condition set forth in Section 8.01(a), either the Seller or the Buyer may elect to extend the First Step End Date by two (2) additional months; or

(B) any Governmental Authority shall have issued an Order or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the First Step Acquisition and/or the Second Step Acquisition and such Order or other action shall have become final and non-appealable; or

(iii) by the Seller, if:

(A) the Buyer has breached in any material respect any of its agreements, covenants or obligations described in Section 8.03(b) and such breach has not been cured by the day immediately prior to the First Step End Date; it being agreed that the Buyer shall have the opportunity to cure such breach (except to the extent such breach is not capable of being cured prior to the First Step End Date) until the day immediately prior to the First Step End Date so long as it commences curing such breach within 10 days following written notice from the Seller of such breach and continues to use good faith efforts to cure such breach prior to the First Step End Date; or

(B) there is a breach by the Buyer of any of its representations or warranties, which breach would render the condition set forth in Section 8.03(a) incapable of being satisfied and such breach has not been cured by the day immediately prior to the First Step End Date; it being agreed that the Buyer shall have the opportunity to cure such breach (except to the extent such breach is not capable of being cured prior to the First Step End Date) until the day immediately prior to the First Step End Date so long as it commences curing such breach within 10 days following written notice from the Seller of such breach and continues to use good faith efforts to cure such breach prior to the First Step End Date; or

(iv) by the Buyer, if:

(A) the Seller or the Company, or any party to a Principal Investor Side Letter (other than the Buyer) has breached in any material respect any of its agreements, covenants or obligations described in Section 8.02(c) or Section 8.02(f), as applicable, and such breach has not been cured by the day immediately prior to the First Step End Date; it being agreed that the Seller or the Company, or such other party, as the case may be, shall have the opportunity to cure such breach (except to the extent such breach is not capable of being cured prior to the First Step End Date) until the day immediately prior to the First Step End Date so long as it commences curing such breach within 10 days following written notice from the Buyer of such breach and continues to use good faith efforts to cure such breach prior to the First Step End Date; or

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(B) there is a breach by the Seller or the Company of any of its representations or warranties, which breach would render the condition set forth in Section 8.02(a) or Section 8.02(b), as applicable, incapable of being satisfied and such breach has not been cured by the day immediately prior to the First Step End Date; it being agreed that the Seller or the Company, as applicable, shall have the opportunity to cure such breach (except to the extent such breach is not capable of being cured prior to the First Step End Date) until the day immediately prior to the First Step End Date so long as it commences curing such breach within 10 days following written notice from the Buyer of such breach and continues to use good faith efforts to cure such breach prior to the First Step End Date.

(b) In the event of termination of this Agreement under this Section 8.04, such termination shall be without liability to any Party to this Agreement or any Affiliate, equityholder, partner, member director or representative of such Party, except (i) that this Section 8.04(b), Sections 7.02(b), 7.07 and 8.04(c) and Article XI shall survive any termination of this Agreement and (ii) to the extent that such termination results from fraud or the willful and material breach by a Party of any of its representations and warranties contained in this Agreement, or from the willful and material breach by such Party of any of its covenants or agreements set forth in this Agreement or the Transaction Documents.

(c) In consideration of the significant fees and expenses incurred and to be incurred by the respective Parties in connection this Agreement and the Transactions, including the fees and expenses of accountants, counsel, investment banking firms, financial advisors, financing sources, experts and consultants (and their respective counsel and representatives), if (i) the Buyer terminates this Agreement pursuant to Section 8.04(a)(iv), or (ii) the Seller terminates this Agreement pursuant to Section 8.04(a)(iii), as the case may be, then, in the case of clause (i), the Seller shall pay the Buyer and, in the case of clause (ii), the Buyer shall pay at the direction of the Seller, respectively, no later than two (2) Business Days after the date of such termination, an amount in immediately available funds equal to £35 million. Each Party acknowledges that the agreements contained in this Section 8.04(c) are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement or the other Transaction Documents. Accordingly, if any Party fails to pay in a timely manner any amount due pursuant to this Section 8.04(c), then (x) such Party shall reimburse the owed Party or Parties for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Proceeding commenced by or against such owed Party or Parties and (y) such Party shall pay to the owed Party or Parties interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 2%. For the avoidance of doubt, the provisions of this Section 8.04(c) shall not be exclusive of the remedies to which the Parties may be entitled hereunder, including pursuant to Section 11.12 (Specific Performance).

(d) None of the Financing Sources will have any liability to the Seller or the Company or any of their Affiliates arising out of this Agreement, whether at law, or equity, in contract, in tort or otherwise, and none of the Seller, the Company or any of their Affiliates will have any rights or claims against any of the Financing Sources hereunder. In no event shall the Seller or the Company be entitled to seek the remedy of specific performance of this Agreement against the Financing Sources.

ARTICLE IX

CONDITIONS PRECEDENT AND TERMINATION PROVISIONS OF SECOND STEP ACQUISITION

Section 9.01 Conditions Precedent to Performance of the Parties. After the delivery of the Exercise Notice, the respective obligations of the Buyer and the Seller to consummate the Second Step Acquisition are subject to the satisfaction or (to the extent permitted by Applicable Law) waiver by the Buyer and the Seller on or prior to the Second Step Closing Date of the following conditions:

(a) First Step Closing. The First Step Closing shall have occurred.

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(b) Regulatory Requirements. Any Consents, filings and notices required or, in the reasonable judgment of the Buyer, advisable to be obtained or made at or prior to the Second Step Closing under (i) each of the HSR Act and the European Union Merger Regulation and (ii) any other applicable antitrust, competition or other Applicable Law identified as Conditions Precedent to the Second Step Acquisition in the Exercise Notice and consented to by the Seller, which consent shall not be unreasonably withheld, shall have been obtained or made, as applicable.

(c) No Order. No Governmental Authority will have enacted, issued, enforced or entered into any Applicable Law or Order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Second Step Acquisition illegal or otherwise restraining or prohibiting its consummation; provided, however, that a Party shall not be entitled to invoke this condition if such Party is in material breach of its obligations under Section 7.04(a).

Section 9.02 Conditions Precedent to Performance of the Buyer. After the delivery of the Exercise Notice, the obligation of the Buyer to consummate the Second Step Acquisition is further subject to the satisfaction or (to the extent permitted by Applicable Law) waiver by the Buyer at or prior to the Second Step Closing of each of the following conditions:

(a) Representations and Warranties Regarding the Company. The Fundamental Company Representations, except to the extent relating to the First Step Acquisition, shall be true and correct (in the case of Section 4.04(a) (second sentence only), 4.04(b) and 4.04(c) (first sentence only), other than de minimis inaccuracies) as of the Second Step Closing Date with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

(b) Representations and Warranties Regarding the Seller. The Fundamental Seller Representations, except to the extent relating to the First Step Acquisition, shall be true and correct as of the Second Step Closing Date with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

(c) Compliance with Covenants. Each of the Company and the Seller shall have performed and complied in all material respects with all agreements, covenants and obligations required by Section 7.04, Section 7.05(b), and Section 7.09 to be performed or complied with by it at or prior to the Second Step Closing; provided, that in the case of Section 7.09, such failure(s) to perform and/or comply shall have been the principal reason for, or directly resulted in, the failure of the Buyer’s ability to obtain the Debt Financing for the Second Step Acquisition.

(d) No Material Adverse Effect. No Effect shall have occurred or be continuing that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Performance of Shareholders Agreement and Buyer Shareholders Agreement. (i) Each of the Company and the Seller shall have performed and complied in all material respects with all agreements, covenants and obligations required by the Shareholders Agreement (taking into account Section 7.17(b)) to be performed or complied with by it at or prior to the Second Step Closing (it being agreed that no action taken by the Company with the express authorization or approval of the Buyer or its representatives on the Board of Directors of the Company, shall be deemed to be or result in a breach by the Company), and (ii) each of the KKR Investors, the SP Investors, KKR and SP (in each case, as defined in the Buyer Shareholders Agreement) shall have performed and complied in all material respects with all agreements, covenants and obligations required by the Buyer Shareholders Agreement to be performed or complied with by it at or prior to the Second Step Closing.

(f) Officer’s Certificates. The Company shall have delivered to the Buyer an officer’s certificate, dated as of the Second Step Closing Date and signed by a duly authorized officer of the Company, to the effect that the conditions set forth in paragraphs (a), (c), (d) and, with respect to the Company, (e)(i) of this Section 9.02 have been satisfied. The Seller shall have delivered to the Buyer an officer’s certificate, dated as of the Second Step Closing Date and signed by a duly authorized officer of the Seller, to the effect that

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the conditions set forth in paragraphs (b), (c), (e)(ii), (g) and, with respect to the Seller, (e)(i) of this Section 9.02 have been satisfied.

(g) Principal Investor Side Letters and Limited Guaranties. Each Principal Investor Side Letter shall be in full force and effect, and each of the parties thereto (other than the Buyer) shall have performed and complied in all material respects with all agreements, covenants and obligations required by each such Principal Investor Side Letter to be performed or complied with by it at or prior to the Second Step Closing. If the Guarantee Option is selected by the Seller, each Limited Guaranty shall have been delivered and shall be in full force and effect as of the Second Step Closing.

(h) Shareholder Approval. The Buyer Shareholder Approval shall have been obtained.

Section 9.03 Conditions Precedent to Performance of the Seller. After the delivery of the Exercise Notice, the obligation of the Seller to consummate the Second Step Acquisition is further subject to the satisfaction or (to the extent permitted by Applicable Law) waiver by the Seller at or prior to the Second Step Closing of each of the following conditions:

(a) Representations and Warranties Regarding the Buyer. The Fundamental Buyer Representations, to the extent relating to the Second Step Acquisition, shall be true and correct (in the case of Section 6.04(a), other than de minimis inaccuracies) as of the Second Step Closing Date with the same effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

(b) Compliance with Covenants. The Buyer shall have performed and complied in all material respects with all agreements, covenants and obligations required by Section 7.04 and Section 7.05, to be performed or complied with by it at or prior to the Second Step Closing.

(c) Performance of the Buyer Shareholders Agreement. The Buyer shall have performed and complied in all material respects with all agreements, covenants and obligations required by the Buyer Shareholders Agreement to be performed or complied with by it at or prior to the Second Step Closing.

(d) No Material Adverse Effect. No Effect shall have occurred or be continuing that has had or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(e) Officer’s Certificate. The Buyer shall have delivered to the Seller an officer’s certificate, dated as of the Second Step Closing Date and signed by a duly authorized officer of the Buyer, to the effect that the conditions set forth in paragraphs (a), (b), (c) and (d) of this Section 9.03 have been satisfied.

Section 9.04 Termination After the First Step Closing and Prior to the Second Step Closing. (a) Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time after the First Step Closing and prior to the Second Step Closing:

(i) by the written agreement of the Seller (on behalf of the Seller and the Company) and the Buyer;

(ii) by the Seller (on behalf of the Seller and the Company) or the Buyer, if:

(A) the Exercise Notice Date has not occurred on or prior to the expiration of the Call Exercise Period;

(B) the Second Step Closing shall not have occurred by the date that is the first anniversary of the Exercise Notice Date, if such date exists (the “Second Step End Date”); provided that this Agreement may not be so terminated pursuant to this Section 9.04(a)(ii)(B) if the breach of any obligation, representation or warranty under this Agreement by the Party (including, in the case of the Seller, any of the Seller and/or the Company) seeking to so terminate this Agreement has been the cause of, or resulted in, the failure of the Second Step Closing to have occurred on or prior to the Second Step End Date; or

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(C) any Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Second Step Acquisition and such Order or other action shall have become final and non-appealable;

(iii) by the Seller, if

(A) the Buyer has breached in any material respect any of its agreements, covenants or obligations described in Section 9.03(b) or Section 9.03(c) and such breach has not been cured by the day immediately prior to the Second Step End Date; it being agreed that the Buyer shall have the opportunity to cure such breach (except to the extent such breach is not capable of being cured prior to the Second Step End Date) until the day immediately prior to the Second Step End Date so long as it commences curing such breach within 10 days following written notice from the Seller of such breach and continues to use good faith efforts to cure such breach prior to the Second Step End Date; or

(B) there is a breach by the Buyer of any of its representations or warranties, which breach would render the condition set forth in Section 9.03(a) incapable of being satisfied and such breach has not been cured by the day immediately prior to the Second Step End Date; it being agreed that the Buyer shall have the opportunity to cure such breach (except to the extent such breach is not capable of being cured prior to the Second Step End Date) until the day immediately prior to the Second Step End Date so long as it commences curing such breach within 10 days following written notice from the Seller of such breach and continues to use good faith efforts to cure such breach prior to the Second Step End Date; or

(iv) by the Buyer, if

(A) the Seller or the Company, or any of the KKR Investors, the SP Investors, KKR or SP, as applicable, has breached in any material respect any of its agreements, covenants or obligations described in Section 9.02(c), Section 9.02(e) or Section 9.02(g) and such breach has not been cured by the day immediately prior to the Second Step End Date; provided, however, that the right to terminate this Agreement under clause (A) of this Section 9.04(a)(iv) for an uncured breach in any material respect by the Seller or the Company of any of its or his agreements, covenants or obligations described in Section 7.09 shall not be available to the Buyer unless such breach by the Seller or the Company, as the case may be, shall have been the principle reason for, or directly resulted in, the failure of the Buyer to obtain the Debt Financing in respect of the Second Step Acquisition; it being agreed that the Seller or the Company and each of the KKR Investors, the SP Investors, KKR or SP, as the case may be, shall have the opportunity to cure such breach (except to the extent such breach is not capable of being cured prior to the Second Step End Date) until the day immediately prior to the Second Step End Date so long as it commences curing such breach within 10 days following written notice from the Buyer of such breach and continues to use good faith efforts to cure such breach prior to the Second Step End Date; or

(B) there is a breach by the Seller or the Company of any of the Fundamental Seller Representations or Fundamental Company Representations, respectively, which breach would render the condition set forth in Section 9.02(a) or Section 9.02(b), as applicable, incapable of being satisfied and such breach has not been cured by the day immediately prior to the Second Step End Date; it being agreed that the Seller or the Company, as applicable, shall have the opportunity to cure such breach (except to the extent such breach is not capable of being cured prior to the Second Step End Date) until the day immediately prior to the Second Step End Date so long as it commences curing such breach within 10 days following written notice from the Buyer of such breach and continues to use good faith efforts to cure such breach prior to the Second Step End Date; or

(v) by the Buyer or the Seller (in the case of the Seller, solely if, as of such time of termination, the Buyer has not notified the Seller in writing that it intends to hold another Shareholder Meeting for

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the purpose of obtaining the Buyer Shareholder Approval), if the Shareholder Meeting shall have concluded without the Buyer Shareholder Approval having been obtained by reason of the failure to obtain the required vote of the holders of Buyer Common Shares.

(b) In the event of termination of this Agreement under this Section 9.04, such termination shall be without liability to any Party to this Agreement or any Affiliate, shareholder, director or representative of such Party, except (i) that this Section 9.04(b), Sections 7.02(b) 7.07, Article X and Article XI shall survive any termination of this Agreement and (ii) to the extent that such termination results from fraud or the willful and material breach by a Party of any of its representations and warranties contained in this Agreement, or from the willful and material breach by such Party of any of its covenants or agreements set forth in this Agreement or the Transaction Documents.

ARTICLE X

INDEMNIFICATION

Section 10.01 Indemnification by the Seller. (a) General Principles.

(i) If the First Step Closing occurs and, as applicable, if the Second Step Closing occurs, the Seller shall indemnify the Buyer for the Buyer’s Share of all losses, Taxes, Liabilities, obligations, assessments, awards, fines, penalties, claims, costs, damages and expenses (including fees and expenses of attorneys, accountants, consultants and experts and other expenses incurred in the investigation, defense or settlement of any of the same) (each, a “Loss”) (A) suffered by the AB Group or (B) suffered by the Buyer and/or its Affiliates (the Buyer’s Share of (A) and (B) being collectively referred to as the “Buyer Incurred Damages”) and in each case arising out of, resulting from or incurred in connection with (the matters set forth in clauses (1) through (4) below, the “Special Indemnification Matters”):

(1) any breach of any Fundamental Seller Representation or Fundamental Company Representation, as of the date hereof or as of the First Step Closing Date (in respect of the First Step Acquisition) or the Second Step Closing (in respect of the Second Step Acquisition), in each case as though made on and as of such date, except with respect to representations and warranties that are made as of or limited by a specific date, on and as of such date;

(2) any Galenica Restructuring Liabilities;

(3) any MEP Liabilities; and

(4) any Distribution Liabilities.

(ii) Buyer Incurred Damages arising solely in connection with or relating to the First Step Acquisition are referred to hereunder as “Specified First Step Damages”.

(iii) As used herein, with respect to Losses incurred from and following the Second Step Closing Date, the “Buyer’s Share” of a Loss means one hundred percent (100%) and, with respect to Losses incurred prior to the Second Step Closing Date, the “Buyer’s Share” of (1) a Loss suffered by the AB Group means a fraction, the numerator of which shall be the total number of Company Ordinary Shares then Beneficially Owned by the Buyer and its Affiliates, and the denominator of which shall be the total number of Company Ordinary Shares then outstanding and (2) a Loss suffered by the Buyer and/or its Affiliates means one hundred percent (100%). Notwithstanding anything herein to the contrary, the Buyer shall not have the right to be indemnified for any Losses to the extent they are in the nature of consequential, indirect or incidental damages, diminution in value damages, lost profits or punitive, special or exemplary damages (except to the extent any such damages are part of a claim by a Third Party). Any Loss for which the Buyer is entitled to indemnification under this Article X shall be determined without duplication of recovery, including by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty or covenant.

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(iv) The Seller hereby irrevocably waives any claim of subrogation against, or contribution from, the Company or any other member of the AB Group or any AB Principal JV in connection with any matter indemnifiable by the Seller hereunder. Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that the facts, circumstances or events giving rise to a breach could (subject to the provisions hereof) form the basis of a claim with respect to both the First Step Company Shares and the Second Step Company Shares; provided that, in the event of a breach of a Fundamental Seller Representation or Fundamental Company Representation as of the First Step Closing Date that is continuing through the Second Step Closing Date, Buyer Incurred Damages relating to Losses suffered by the Company and/or any of its Affiliates recoverable in connection with the First Step Acquisition in respect of such breach shall be calculated with respect to the First Step Company Shares, and Buyer Incurred Damages relating to Losses suffered by the Company and/or any of its Affiliates recoverable in connection with the Second Step Acquisition in respect of such breach shall be calculated with respect to the Second Step Company Shares.

(b) Maximum Recovery. Notwithstanding anything in this Agreement to the contrary, the Seller’s aggregate liability for indemnification in respect of this Article X shall not exceed (i) in the event that the Second Step Acquisition is not completed £4,280 million and (ii) in the event that the Second Step Acquisition is completed, £10,320 million. For the avoidance of doubt, Specified First Step Damages shall be regarded as having been incurred in respect of breaches of representations and warranties as of the Second Step Acquisition for purposes of calculating how much of the cap set forth in the preceding sentence has been satisfied.

(c) Reductions and Increases. The liability of the Seller under this Section 10.01 will be:

(i) reduced if and to the extent that the Buyer and/or its Affiliates receives any “Loss Tax Benefit”, which for purposes hereof shall mean the Tax savings or benefits actually realized by the Buyer and/or its Affiliates in the taxable year of such Loss or any subsequent taxable year that are attributable to sustaining such Loss (determined on a with and without basis);

(ii) increased to take into account any “Tax Cost”, which for purposes hereof shall mean the Tax costs actually incurred by the Buyer and/or its Affiliates in the taxable year of the receipt or accrual of any payment under the indemnity provisions of this Agreement or any subsequent taxable year that are attributable to the receipt or accrual of the payment under the indemnity provisions of this Agreement (determined on a with and without basis); and

(iii) reduced if and to the extent that the Buyer and/or its Affiliates have actually received reimbursement for such Buyer Incurred Damages from any Third Party (including under any Third Party insurance policy) (net of the amount of any out-of-pocket costs and expenses incurred (including increases in insurance premiums as a result of the claim) to recover such reimbursement).

(d) Subsequent Receipt or Payment. If the Seller reimburses the Buyer or any of its Affiliates for Buyer Incurred Damages and the Buyer or any of its Affiliates subsequently actually receives (i) a Loss Tax Benefit or (ii) reimbursement, in whole or in part, for such Buyer Incurred Damages from any Third Party (including under any Third Party insurance policy), the Buyer will promptly repay to the Seller the lesser of:

(i) the amount of such Loss Tax Benefit or the amount recovered in respect of such Buyer Incurred Damages from such Third Party (including under such Third Party insurance policy), as the case may be, less any out-of-pocket costs and expenses (including the amount insurance premiums have increased as a result of such claim) incurred by the Buyer or any of its Affiliates in recovering the same; or

(ii) the amount paid by the Seller in respect of such Buyer Incurred Damages.

If the Seller reimburses the Buyer or any of its Affiliates for Buyer Incurred Damages and the Buyer or any of its Affiliates subsequently actually incurs a Tax Cost, the Seller will promptly pay the Buyer the amount of such Tax Cost.

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(e) Other.

(i) Notwithstanding the foregoing provisions of this Article X, and without otherwise limiting any payment obligation of the Seller under this Article X, in the event that any Buyer Incurred Damages have been finally resolved in favor of the Buyer and remain unpaid as of immediately prior to the Second Step Closing, at the option of the Buyer, such outstanding Buyer Incurred Damages may be satisfied through an offset against the Second Step Cash Consideration and/or the Second Step Company Shares (at the Buyer’s option) otherwise payable by the Buyer at the Second Step Closing.

(ii) Prior to the date that is twelve (12) months after the Second Step Closing, if the Guarantee Option is not exercised, or prior to the date that is nine (9) months after the Second Step Closing, if the Guarantee Option is exercised, the Seller shall not deliver any Second Step Buyer Shares to any Shareholder Distributees, except as expressly permitted by Section 7.16(b), and shall take all necessary and appropriate action to retain and keep available such Second Step Buyer Shares to satisfy any obligations of the Seller under this Article X, it being understood that no Shareholder Distributee shall have any claim whatsoever in respect of any Second Step Buyer Shares that are delivered to the Buyer or otherwise transferred or disposed of in order to satisfy any obligations of the Seller under this Article X. The Parties acknowledge and agree that from and after the Second Step Closing and until the date that is twelve (12) months thereafter, if the Guarantee Option is not exercised, or until the date that is nine (9) months thereafter, if the Guarantee Option is exercised, any claims for indemnification pursuant to this Article X shall initially be satisfied through the transfer by the Seller to the Buyer of Second Step Buyer Shares, free and clear of all Encumbrances, other than Permitted Encumbrances, valued for this purpose by applying the Thirty Day VWAP of such Second Step Buyer Shares as of the earlier of (x) the date on which the Seller has agreed with the Buyer on the amount of such indemnifiable claim and (y) the date (if any) on which such claim is finally resolved in favor of the Buyer, it being understood that (1) this Section 10.01(e)(ii) shall not operate as any manner of cap or other maximum recovery amount, or any survival or expiration date, with respect any claims under this Article X and (2) any Losses (including claims by Shareholder Distributees) arising out of or resulting from the operation of this Section 10.01(e)(ii) shall be Distribution Liabilities hereunder. Notwithstanding the foregoing or anything to the contrary contained herein or in any of the other Transaction Documents, in the event that any claim made in accordance with the terms hereof by the Buyer prior to the date that is twelve (12) months or nine (9) months, as applicable, after the Second Step Closing Date has not been finally resolved as of such date, the Seller shall not distribute or otherwise transfer or dispose of (to any Shareholder Distributee or otherwise), and shall continue to maintain for the purpose of satisfying any such unresolved claims for Buyer Incurred Damages (if and to the extent finally resolved in favor of the Buyer), such number of Second Step Buyer Shares equal to the quotient (rounded up to the nearest whole share) obtained by dividing the aggregate amount of all such unresolved claims for Buyer Incurred Damages by the Original Share Issuance Price.

Section 10.02 Survival and Notice of Claims. (a) (i) Any claims with respect to clauses (1) of the definition of Special Indemnification Matters shall survive until fifteen (15) months after the First Step Closing or twelve (12) months after the Second Step Closing, as applicable and (ii) any claims with respect to other Special Indemnification Matters shall survive until nine (9) months after the Second Step Closing; provided, that, in each case, any claim made with reasonable specificity by the Buyer within the time periods set forth in this Section 10.02 shall survive until such claim is finally resolved. Except for the Fundamental Company Representations and the Fundamental Seller Representations, which shall survive to the extent provided in the prior sentence, none of the representations or warranties set forth in Article IV or Article V shall survive the First Step Closing.

(b) The Buyer shall give the Seller notice of any matter that the Buyer has determined has given or could reasonably be expected to give rise to a right of indemnification under this Agreement, within sixty (60) days of such determination. The failure to provide such notice within the specified time period shall not relieve the Seller of any obligation in respect of the claim except to the extent that the Seller shall have been actually and materially prejudiced thereby.

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Section 10.03 Remedies. Subject to Section 11.12, the Parties acknowledge and agree that following the First Step Closing (with respect to the First Step Acquisition) and the Second Step Closing (with respect to the Second Step Acquisition), other than in respect of fraud or willful breach, the indemnification provisions of this Article X will be the sole and exclusive remedy of the Buyer for claims under this Agreement.

Section 10.04 Third Party Claims. If any claim is made by a Third Party (other than a Taxing Authority) that, if sustained, would give rise to indemnification under Section 10.01, the Buyer will promptly notify the Seller in accordance with, and subject to, Section 10.02(b). Except pursuant to the penultimate sentence of this Section 10.04, the Seller shall have the right upon written notice to the Buyer, within fifteen (15) days after receipt from the Buyer of the applicable Section 10.02(b) notice, to conduct and control at its expense and through counsel of its own choosing that is reasonably satisfactory to the Buyer the defense against such Third Party claim. In the event that the Seller elects to conduct the defense of such Third Party claim, the Buyer will reasonably cooperate with the Seller (at the Seller’s expense) as may be reasonably requested by the Seller, and the Buyer shall have the right at its own expense to participate in the defense of such Third Party claim assisted by counsel of its own choosing. Without the prior written consent of the Buyer, the Seller will not enter into any settlement or compromise of any Third Party claim, if (i) pursuant to or as a result of such settlement, compromise or cessation, injunctive or other equitable relief would be, or would reasonably be likely to be, imposed against the Buyer or any of its Affiliates (for this purpose including the AB Group), (ii) such settlement, compromise or cessation would (or would reasonably be likely to) lead to a liability or create any financial or other obligation on the part of the Buyer or any of its Affiliates (for this purpose including the AB Group) for which the Buyer is not entitled to indemnification hereunder (in the case of financial obligations only, unless the Seller agrees to fully indemnify Buyer for any and all of such financial obligations), or (iii) such settlement, compromise or cessation would, or would reasonably be likely to, include a statement or admission of fault, culpability or failure to act by or on behalf of the Buyer or any of its Affiliates (for this purpose including the AB Group). The Seller shall not be entitled to control, and the Buyer shall be entitled to have control over (at the Buyer’s expense, but subject to the Buyer’s rights to indemnification hereunder), the defense of such Third Party claim, upon notice to the Seller, in the event (x) such Third Party claim relates to or arises in connection with any criminal Proceeding, action, indictment, allegation or investigation, (y) the Seller shall not have timely elected to assume control over such defense in accordance with this Section 10.04, or shall have failed to diligently conduct such defense in any respect or (z) of a Proceeding to which the Seller is also a party and a conflict exists as a result of the Seller’s control over such defense; provided that the Seller may elect to participate in such defense or settlement at any time at its own expense.

Section 10.05 Tax Treatment of Indemnity Payments. The Parties agree to treat all payments made under the indemnity provisions of this Agreement, as adjustments to the purchase price of the Company Ordinary Shares purchased from the Seller pursuant to this Agreement for all income Tax purposes except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any corresponding or similar provision of state, local or foreign law).

Section 10.06 Indemnification Information Rights. (a) On and after the Second Step Closing Date, at the Seller’s reasonable request and upon reasonable prior notice, the Buyer shall allow, and shall procure that the Company and its Subsidiaries allow, the Seller, its Affiliates and their Representatives to reasonably investigate the matter or circumstance alleged to give rise to any claim for indemnification hereunder, and the Buyer shall give, and shall procure that the Company and its Subsidiaries give, all such reasonably necessary information and assistance, including reasonable access to premises and personnel, and the right to reasonably examine and copy or photograph any assets, accounts, documents and records, in each case as the Seller, its Affiliates or their Representatives may reasonably request in connection with such investigation. Without limiting the foregoing, the Buyer shall use reasonable best efforts to procure that the auditors (both past and current) of the Company and its Subsidiaries make available to the Seller, its Affiliates and their Representatives their audit working papers in respect of audits of the Company’s or its Subsidiaries’ accounts for any relevant accounting period in connection with such investigation to the extent applicable to the claim in question. Notwithstanding the foregoing, nothing in this Section 10.06 shall require the Buyer, the Company or any of its Subsidiaries to

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disclose or provide access to any information to the Seller that would reasonably be likely to (w) cause a loss of privilege to the Buyer, the Company or any of its Subsidiaries, (x) cause a material breach of an existing Contract (including with respect to confidentiality) of the Buyer, the Company or any of its Subsidiaries, (y) create an undue burden on or unreasonable interference with the business or operations of the Buyer, the Company or any of its Subsidiaries or (z) constitute a violation of Applicable Law, subject, in the case of clauses (w) through (z), to the Buyer using reasonable efforts to, and cooperating with the Seller in, developing and implementing reasonable alternative arrangements to provide the Seller, its Affiliates and their Representatives with the full benefit of this Section 10.06 without causing, creating or constituting any such loss, breach, burden, interference or violation, as applicable.

(b) On and after the First Step Closing Date and prior to the Second Step Closing Date, at the Buyer’s reasonable request and upon reasonable prior notice, the Seller and the Company shall allow, and shall procure that the Company’s Subsidiaries allow, the Buyer and its Representatives to reasonably investigate the matter or circumstance alleged to give rise to any claim for indemnification hereunder, and the Seller and the Company shall give, and shall procure that the Company’s Subsidiaries give, all such reasonably necessary information and assistance, including reasonable access to premises and personnel, and the right to reasonably examine and copy or photograph any assets, accounts, documents and records, in each case as the Buyer or its Representatives may reasonably request in connection with such investigation. Without limiting the foregoing, the Seller and the Company shall use reasonable best efforts to procure that the auditors (both past and current) of the Company and its Subsidiaries make available to the Buyer and its Representatives their audit working papers in respect of audits of the Company’s or its Subsidiaries’ accounts for any relevant accounting period in connection with such investigation to the extent applicable to the claim in question. Notwithstanding the foregoing, nothing in this Section 10.06 shall require the Seller, the Company or any of its Subsidiaries to disclose or provide access to any information to the Buyer that would reasonably be likely to (w) cause a loss of privilege to the Seller, the Company or any of its Subsidiaries, (x) cause a material breach of an existing Contract (including with respect to confidentiality) of the Seller, the Company or any of its Subsidiaries, (y) create an undue burden on or unreasonable interference with the business or operations of the Seller, the Company or any of its Subsidiaries or (z) constitute a violation of Applicable Law, subject, in the case of clauses (w) through (z), to the Seller and the Company using reasonable efforts to, and cooperating with the Buyer in, developing and implementing reasonable alternative arrangements to provide the Buyer and its Representatives with the full benefit of this Section 10.06 without causing, creating or constituting any such loss, breach, burden, interference or violation, as applicable.

ARTICLE XI

GENERAL PROVISIONS

Section 11.01 Whole Agreement; Amendments and Waivers.

(a) This Agreement (including the documents and the instruments referred to in this Agreement), the other Transaction Documents and the Confidentiality Agreement contain the entire agreement between the Parties relating to the transactions contemplated hereunder at the date hereof and supersedes and replaces any previous written or oral agreement between the Parties in relation to the matters dealt with herein and therein.

(b) This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by the Buyer, the Company and the Seller. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the Parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

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Section 11.02 Assignment. Subject to the following sentence, no Party may, without the prior written consent of the Buyer (in the case of the Seller or the Company) or the Seller (in the case of the Buyer), assign, in whole or in part, any of its rights and obligations under this Agreement, except that the Buyer may transfer or assign, in whole or from time to time in part, to one or more of its direct or indirect wholly-owned Affiliates, its rights and/or obligations under this Agreement, but any such transfer or assignment will not relieve the Buyer of its obligations hereunder.

Section 11.03 Third Party Rights. (a) Except as expressly provided for herein, nothing in this Agreement shall confer any rights upon any Person that is not a Party or the successor or permitted assignee of a Party.

Section 11.04 Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original legal and economic intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

Section 11.05 Transaction Costs. Except as expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees or expenses, whether or not the Closing is consummated. For the avoidance of doubt, any such fees and expenses incurred by any member of the AB Group shall be borne solely by the Seller (and not any member of the AB Group).

Section 11.06 Notices. (a) Notices and other statements in connection with this Agreement and any other Transaction Document (unless the Parties expressly agree otherwise, including in such Transaction Document) shall be in writing in the English language and shall be delivered by hand, facsimile (or email) or overnight courier to the recipient’s facsimile number or address (or email address) as set forth below or to such other facsimile number or address (or email address) as a Party may notify to the other Parties from time to time and shall be given:

(i)	if to the Buyer, to:

	Name:	Walgreen Co.
	Address:	108 Wilmot Road Deerfield, Illinois 60015
	Fax:	(847) 315-3652
	Attention:	Thomas J. Sabatino, Executive Vice President, General Counsel and Corporate Secretary

with a copy to (which shall not be considered notice):

	Name:	Wachtell, Lipton, Rosen & Katz
	Address:	51 West 52nd Street New York, New York 10019
	Country:	United States
	Fax:	(212) 403-2000
	Attention:	Andrew R. Brownstein, Esq. Benjamin M. Roth, Esq.

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(ii)	if to the Seller, to:

	Name:	AB Acquisitions Holdings Limited
	Address:	57/63 Line Wall Road
	Country:	Gibraltar
	Fax:	+350 200 71966
	Attention:	Marco Pagni

with a copy to (which shall not be considered notice):

	Name:	Darrois Villey Maillot Brochier
	Address:	69 avenue Victor Hugo 75116 – Paris
	Country:	France
	Fax:	+33 1 45 02 49 59
	Attention:	Me. Alain Maillot Benjamin Burman, Esq.

with a copy to (which shall not be considered notice):

	Name:	Simpson Thacher & Bartlett LLP
	Address:	425 Lexington Avenue New York, New York 10017-3954
	Country:	United States
	Fax:	(212) 455-2502
	Attention:	Mark D. Pflug, Esq.

(iii)	if to the Company, to:

	Name:	Alliance Boots GmbH
	Address:	94, Baarerstrasse
	Country:	Switzerland
	Email:	Marco.Pagni@allianceboots.com
	Attention:	Marco Pagni

with a copy to (which shall not be considered notice):

	Name:	Simpson Thacher & Bartlett LLP
	Address:	425 Lexington Avenue New York, New York 10017-3954
	Country:	United States
	Fax:	(212) 455-2502
	Attention:	Mark D. Pflug, Esq.

with a copy to (which shall not be considered notice):

	Name:	Darrois Villey Maillot Brochier
	Address:	69 avenue Victor Hugo 75116 – Paris
	Country:	France
	Fax:	+33 1 45 02 49 59
	Attention:	Me. Alain Maillot Benjamin Burman, Esq.

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(b) A notice shall be effective upon receipt and shall be deemed to have been received:

(i) at the time of delivery, if delivered by hand, or overnight courier; or

(ii) at the time of transmission in legible form if received prior to 5:00 p.m. local time on such date or at the beginning of the recipient’s next Business Day if received after 5:00 p.m. local time on such date or such date is not a Business Day, if delivered by fax or email.

Section 11.07 Counterparts. This Agreement and any amendment hereto may be executed in one or more counterparts and by different Parties in separate counterparts. All counterparts will constitute one and the same instrument and will become effective when one or more counterparts have been signed by each Party whose signature is required and delivered to the other Parties.

Section 11.08 Certain References. Whenever used: the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, and the words “hereof” and “herein” and similar words shall be construed as references to this Agreement as a whole and not limited to the particular Article, Annex, Section, Exhibit or Schedule in which the reference appears. Unless the context otherwise requires, references herein: (x) to Articles, Annex, Sections, Exhibits and Schedules mean the Articles and Sections of, and Annexes, Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, restated, supplemented, waived, replaced and otherwise modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Unless the context otherwise requires, any required or appropriate comparison or conversion between currencies shall be performed using the closing exchange rate between such currencies on the New York Stock Exchange, as reported by Bloomberg L.P. on the date of such comparison or conversion. Any reference in this Agreement to any gender shall include all genders. The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms. The Annexes, Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings of the Articles and Sections are for convenience of reference only and do not affect the interpretation of any of the provisions hereof. Any reference herein to any document or information being made available or provided in the Data Room shall only be effective to the extent such document or information was made available to the Buyer and its Representatives in the Data Room at least 48 hours prior to the execution and delivery of this Agreement, unless otherwise expressly agreed by the Buyer in writing.

Section 11.09 Rules of Construction. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement, as this Agreement is the product of negotiation between sophisticated parties advised by counsel.

Section 11.10 Governing Law. This Agreement, and any claim hereunder, shall be governed by, and construed in accordance with, the substantive laws of the State of New York, United States of America, without reference to conflict of law principles, provided that the Illinois Business Corporation Act shall govern to the extent mandatorily applicable to Illinois corporations.

Section 11.11 Dispute Resolution; Consent to Arbitration. (a) If any dispute, controversy or claim arises out of or in connection with this Agreement, including any question regarding its existence, validity, termination, breach or interpretation or any dispute regarding the validity, amount or liability for any claim arising hereunder (a “Dispute”), the Parties shall use all commercially reasonable efforts to resolve the matter amicably. If one Party gives another Party (or Parties) hereto notice that a Dispute has arisen and the applicable Parties are unable to resolve such Dispute within 20 days of service of such notice, then the Dispute shall be referred to SP, or his successor as Executive Chairperson of the Company, Dominic Murphy, or any other individual designated by the KKR Principal Investors, and Gregory D. Wasson, or his successor as Chief Executive Officer of the Buyer, who shall attempt to resolve the Dispute. No Party shall resort to arbitration against another under this Agreement until 20 days after such referral.

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(b) Any Dispute which remains unresolved pursuant to Section 11.11(a) twenty (20) days after such referral and which a Party wishes to have resolved shall be referred upon the application of any Party to, and finally resolved by, arbitration under the Rules of Arbitration (the “Rules”) in force at the date of this Agreement of the International Chamber of Commerce’s International Court of Arbitration (“ICC”) and shall be administered by the ICC. The seat, or legal place, of arbitration shall be New York, New York. The language to be used in the arbitration proceedings shall be English and all submissions shall be made in English. New York law shall be applicable to the merits of the Dispute. The tribunal shall consist of three arbitrators nominated pursuant to Article 12 of the Rules.

(c) Each Party hereto acknowledges and agrees that the arbitrators shall have the power to grant any legal or equitable remedy or relief available under Applicable Law, including injunctive relief, whether interim and/or final, and specific performance pursuant to Article 28 of the Rules, and any measures ordered by the arbitrators may be specifically enforced by any court of competent jurisdiction. Each Party hereto retains the right to seek interim or provisional measures, including injunctive relief and including pre-arbitral attachments or injunctions, from any court of competent jurisdiction, and any such request shall not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate.

(d) Each Party hereto agrees that any arbitral proceedings under this Agreement and any arbitral proceedings under any other agreements between the Parties or their Affiliates in connection with the Transactions, including the Shareholders Agreement and the Buyer Shareholders Agreement, may (to the extent the arbitral tribunal considers appropriate given the subject matter of the particular dispute) be consolidated or be heard together concurrently before the same arbitral tribunal. The parties hereto further agree that any arbitral tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings.

(e) The Parties do not authorize the arbitral tribunal, and the arbitral tribunals shall have no power or jurisdiction to: (i) alter or modify, or substitute its own interpretation of, any of the express terms, provisions or conditions of this Agreement, but shall enforce the contract strictly as drafted according to its terms or (ii) settle or resolve any Dispute by amiable composition or ex aequo et bono or by arbitration in equity.

(f) Each Party hereto irrevocably consents to service of process in the manner provided for the giving of notices pursuant to Section 11.06 of this Agreement. Nothing in this Section 11.11 shall affect the right of any Party to serve process in any other manner permitted by Applicable Law.

Section 11.12 Specific Performance. The Parties agree that failure of any Party to perform its agreements and covenants hereunder, including a Party’s failure to take all actions as are necessary on such Party’s part in accordance with the terms and conditions of this Agreement to consummate the transactions contemplated hereby, will cause irreparable injury to the other Parties, for which monetary damages, even if available, will not be an adequate remedy. It is agreed that the Parties shall be entitled to seek equitable relief including injunctive relief and specific performance of the terms hereof, and each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of a Party’s obligations and to the granting by any court of the remedy of specific performance of such Party’s obligations hereunder, this being in addition to any other remedies to which the Parties are entitled at law or equity. For the avoidance of doubt, notwithstanding the provisions of Section 8.04(c), this Section 11.12 shall continue to apply with respect to the Parties and their obligations hereunder.

Section 11.13 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD

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NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.

Section 11.14. Other. Notwithstanding anything herein to the contrary (including, without limitation, Section 8.04(d)), each of the Parties hereto expressly agrees (i) that it will not bring or support any Action, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources arising out of, or relating to, the transactions contemplated hereby, in any forum other than any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof (ii) to waive and hereby waives any right to trial by jury in respect of any such Action, (iii) that any such Action shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State, and (iv) that the Financing Sources are express third party beneficiaries of, and may enforce, the foregoing agreements in this Section 11.14.

Section 11.15 No Recourse. Except as may be set forth in a separate agreement between a Party hereto and any Non-Liable Person (including in the Principal Investor Side Letters and the Limited Guaranties, if any), notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered contemporaneously herewith, each Party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the named Parties hereto shall have any obligation hereunder and that it has no rights or recovery hereunder against, and no recourse hereunder or under any documents or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, incorporator, controlling Person, fiduciary, representative or employee of any Party (or any of their heirs, successors or permitted assigns), or against any former, current or future director, officer, agent, employee, Affiliate, manager, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing Persons, but in each case not including the named Parties hereto (each, a “Non-Liable Person”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such Party against any Non-Liable Person, by the enforcement of any assignment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law or otherwise; it being expressly agreed and acknowledged that, except as may be set forth in a separate agreement between a Party hereto and any Non-Liable Person (including in the Principal Investor Side Letters and the Limited Guaranties, if any), no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Liable Person, as such, for any obligations of the applicable party under this Agreement or the transactions contemplated hereby, under any documents or instruments delivered contemporaneously herewith, in respect of any oral representations made or alleged to have been made in connection herewith or therewith or for any claim (whether in tort, contract or otherwise) based on, in respect of or by reason of, such obligations or their creation.

Section 11.16 Disclosure Schedules. Certain information set forth in the Disclosure Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made pursuant to this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to the Parties, as applicable. The Section number headings in the Disclosure Schedules correspond to the Section numbers in this Agreement and any information disclosed in any Section of the Disclosure Schedules shall be deemed to be disclosed and incorporated into any other Section of the Disclosure Schedules where the relevance of such disclosure is reasonably apparent on its face.

Section 11.17 Conflicts and Privilege. It is acknowledged by each of the Parties hereto that the Seller and the Company have retained Simpson Thacher & Bartlett LLP (“STB”), Darrois Villey Maillot Brochier

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AARPI (“Darrois”), Nieder Kraft & Frey Ltd (“NKF”) and Clifford Chance LLP (“CC”), and together with STB, Darrois and NKF, the “Existing Counsel”) to act as counsel in connection with the transactions contemplated hereby and otherwise. All of the Parties recognize the community of interest that exists and will continue to exist until the First Step Closing and the Second Step Closing, and the Parties agree that such community of interest should continue to be recognized after each respective date thereof. To the extent that any material subject to the attorney-client privilege or any other applicable legal privilege, as regards the AB Group, has been shared between them, whether prior to or after the date hereof, it is the Parties’ desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way such material’s continued protection under attorney-client or any other applicable legal privilege. Specifically, the Parties agree that (a) Buyer shall not, and from and after the Second Step Closing shall cause the Company to not, seek to have any Existing Counsel disqualified from representing the Seller or (prior to the Second Step Closing only) the Company or any member of the AB Group in any dispute (whether in contract, tort or otherwise) based upon, arising out of or related to this Agreement or any of the transactions contemplated hereunder in whole or in part and (b) in connection with any dispute that may arise, prior to the Second Step Closing, between the Seller or the Company or any member of the AB Group, on the one hand, and the Buyer, on the other hand, or, from and after the Second Step Closing, the Buyer or the Company or any member of the AB Group, on the one hand, and the Seller, on the other hand, the Seller and its Affiliates involved in such dispute (and not the Company or any member of the AB Group) will have the sole and exclusive right to decide whether or not to waive any attorney-client or other applicable privilege that may apply to any communications between the Seller, the Company or any other member of the AB Group and any Existing Counsel that occurred on or prior to the Second Step Closing.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Parties have each caused this Agreement to be signed as of the date first written above.

ALLIANCE BOOTS GMBH

By:	/s/ Dominic Murphy
Name: Dominic Murphy
Title: Director

By:	/s/ Stefano Pessina
Name: Stefano Pessina
Title: Director

AB ACQUISITIONS HOLDINGS LIMITED

By:	/s/ Dominic Murphy
Name: Dominic Murphy
Title: Director

By:	/s/ Stefano Pessina
Name: Stefano Pessina
Title: Director

WALGREEN CO.

By:	/s/ Gregory D. Wasson
Name: Gregory D. Wasson
Title: President and Chief Executive Officer

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ANNEX B-2

AMENDMENT NO. 1 TO PURCHASE AND OPTION AGREEMENT AND

WALGREEN CO. SHAREHOLDERS AGREEMENT

This AMENDMENT NO. 1, dated as of August 5, 2014 (this “Amendment”), to (i) the Purchase and Option Agreement, dated as of June 18, 2012 (the “Purchase Agreement”), is made by and among Walgreen Co., an Illinois corporation (“Buyer”), Alliance Boots GmbH, a private limited liability company incorporated under the laws of Switzerland, having its registered office at Untermattweg 8, 3027, Bern, Switzerland and registered in the Register of Commerce and Companies of the Canton of Bern under No. CH-170.4.007-953-1 (the “Company”), AB Acquisitions Holdings Limited, a private limited liability company incorporated under the laws of Gibraltar, having its registered office at 57/63 Line Wall Road, Gibraltar and registered under No. 98476 (the “Seller”) and Walgreen Scotland Investments LP, a limited partnership established in Scotland under the Limited Partnerships Act 1907 and an indirect wholly owned subsidiary of Buyer (“Walgreen Scotland”) and (ii) the Walgreen Co. Shareholders Agreement, dated as of August 2, 2012 (the “Buyer Shareholders Agreement”), is made by and among (x) the Buyer, (y) KKR Sprint (European II) Limited, KKR Sprint (2006) Limited, and KKR Sprint (KPE) Limited, each of which is an exempted limited company organized under the laws of the Cayman Islands, and Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (collectively, the “KKR Signatories”), and (z) Alliance Santé Participations S.A., a société anonyme organized under the laws of the Grand Duchy of Luxembourg and Stefano Pessina (collectively, the “SP Signatories”).

WITNESSETH:

WHEREAS, Buyer, the Company and Seller (the “Purchase Agreement Parties”) have entered into the Purchase Agreement;

WHEREAS, pursuant to an Assignment, dated as of August 2, 2012, Buyer conveyed, assigned and transferred to Walgreen Scotland, and Walgreen Scotland accepted and assumed, Buyer’s rights to the Call Option, including the right to exercise the Call Option;

WHEREAS, Buyer, the KKR Signatories and the SP Signatories (the “Shareholders Agreement Parties”, and together with the Purchase Agreement Parties, the “Parties”) have entered into the Buyer Shareholders Agreement;

WHEREAS, subject to the terms and conditions set forth in this Amendment, and pursuant to Section 11.01(b) of the Purchase Agreement, the Purchase Agreement Parties and Walgreen Scotland desire to amend certain terms of the Purchase Agreement by entering into, and as set forth in, this Amendment; and

WHEREAS, subject to the terms and conditions set forth in this Amendment, and pursuant to Section 7.4 of the Buyer Shareholders Agreement, the Shareholders Agreement Parties desire to amend certain terms of the Buyer Shareholders Agreement by entering into, and as set forth in, this Amendment.

NOW THEREFORE, for and in consideration of the aforesaid premises and of the mutual representations, warranties and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, (i) the Purchase Agreement Parties and Walgreen Scotland hereby agree as set forth in Sections 1, 2, 3, 4 and 6 below and (ii) the Shareholders Agreement Parties hereby agree as set forth in Section 1, 2, 4, 5 and 6 below:

1. Modification; Full Force and Effect. Except as expressly modified and superseded by this Amendment, the terms and provisions of the Purchase Agreement and the Buyer Shareholders Agreement are and shall continue to be in full force and effect.

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2. Definitions. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Purchase Agreement unless otherwise indicated.

3. Modifications to and Acknowledgements Under the Purchase Agreement; Option Exercise.

(a) Effectively immediately, the first sentence of Section 3.01 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“On any Business Day during the period beginning August 5, 2014 and ending February 5, 2015 (such period, or such other period as may be agreed by the Buyer and the Seller, the “Call Exercise Period”), the Buyer shall have the right, but not the obligation, to deliver a written notice to the Seller of its intent to purchase from the Seller and the MEP Trustee on behalf of the Managers the Second Step Company Shares (such notice, an “Exercise Notice”, and such right, the “Call Option”).”

(b) (i) (x) The Buyer hereby acknowledges and agrees that, simultaneously with the execution of this Amendment, each of the Seller and the Company has delivered its respective Bringdown Certificate to the Buyer as contemplated by and in accordance with Section 3.07(b) of the Purchase Agreement and (y) each of the Seller and the Company hereby acknowledges and agrees that, simultaneously with the execution of this Amendment, the Buyer has delivered its Bringdown Certificate to the Seller as contemplated by and in accordance with Section 3.07(a)(iv) of the Purchase Agreement.

(ii) Walgreen Scotland hereby exercises the Call Option by notifying the Seller in writing through and pursuant to this Section 3(b)(ii) of this Amendment of its intent to purchase from the Seller and the MEP Trustee on behalf of the Managers the Second Step Company Shares, and each of the Purchase Agreement Parties and Walgreen Scotland hereby acknowledges and agrees that this Section 3(b)(ii) of this Amendment constitutes the Exercise Notice, and that August 5, 2014 constitutes the Exercise Notice Date, in each case for all purposes hereunder and under the Purchase Agreement and the other Transaction Documents.

(iii) In accordance with and pursuant to Section 7.04 and Section 9.01(b) of the Purchase Agreement, the Buyer (i) hereby identifies the Consents set forth on Schedule I attached hereto for purposes of Section 7.04 of the Purchase Agreement and (ii) hereby identifies the Consents, filings and notices set forth on Schedule II attached hereto as Conditions Precedent to the Second Step Acquisition for purposes of Section 9.01(b) of the Purchase Agreement.

(c) Effectively immediately, each of Section 3.04 of, and the definition of “Debt Financing” in, the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

Section 3.04 Second Step Closing Date and Place. The closing of the Second Step Acquisition (the “Second Step Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, at 10:00 a.m., New York City time, on the fifth (5th) Business Day following the satisfaction (or, to the extent permitted, the waiver in writing by each Party entitled to the benefit thereof under Article IX) of the conditions set forth in Article IX, other than any condition which by its nature is to be satisfied at the Second Step Closing (but in each case subject to the satisfaction (or, to the extent permitted, the waiver in writing by each Party entitled to the benefit thereof under Article IX) of such condition), or at such other place, time and date as may be agreed in writing by the Buyer and the Seller (such date, the “Second Step Closing Date”); provided, that notwithstanding the foregoing or anything to the contrary contained herein, unless otherwise agreed to in writing by the Buyer, in no event shall the Second Step Closing and Second Step Closing Date occur prior to March 9, 2015.

“Debt Financing” means any debt financing incurred by the Buyer or any of its Affiliates for purposes of consummating the Transactions, including, for the avoidance of doubt, any refinancings or “take-out” financings with respect thereto (subject to the 365-day limitation on the Seller’s and the Company’s obligations under Section 7.09 after the First Step Closing), and, with respect to the Second Step Acquisition, including any such debt financings for the purpose of refinancing or “taking-out” any or all (as determined by the Buyer in its sole discretion) of the existing Indebtedness of the AB Group.

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(d) Effectively immediately, Section 7.02 of the Purchase Agreement is hereby amended by adding the following new sub-section (c) thereto:

“(c) Subject to Section 5.4(c) of the Shareholders Agreement and Applicable Law relating to the sharing of information, the Company agrees to, and the Seller agrees to use its reasonable best efforts to cause the Company and the other members of the AB Group to, from the Exercise Notice Date until the Second Step Closing Date, (i) provide, and to use its reasonable best efforts to cause the other members of the AB Group, and its and their respective Representatives, to provide, the Buyer and its Representatives reasonable access as the Buyer may reasonably request upon reasonable prior notice during normal business hours to (A) its and their respective assets, properties, books, Contracts, commitments, personnel, advisors and other Representatives and records and (B) such other information as the Buyer may reasonably request with respect to the Company and the other members of the AB Group, and their respective businesses, financial condition and operations, in each case in connection with the Buyer’s integration planning and/or implementation or transition planning and/or implementation; and (ii) cooperate, and to use its reasonable best efforts to cause its and their respective Representatives to cooperate, with the Buyer with respect to the foregoing, including providing such cooperation as the Buyer may reasonably request in connection with developing and/or implementing its integration or transition plans (including with respect to the consolidation system); provided that (1) the Buyer shall have no right to perform invasive or subsurface investigations of any properties or facilities of the Company or any other member of the AB Group without the prior written consent of the Company and (2) nothing in this Agreement shall require the Company or any other member of the AB Group to disclose or provide access to any information to the Buyer that would reasonably be likely to (w) cause a loss of privilege to the Company or any of such member, (x) cause a material breach of an existing Contract (including with respect to confidentiality) of the Company or any of such member, (y) create an undue burden on or unreasonable interference with the business or operations of the Company or its Subsidiaries or any UK Holdings Group Member or (z) constitute a violation of Applicable Law, subject, in the case of clauses (w) through (z), to the Seller and the Company using reasonable efforts to, and cooperating with the Buyer in, developing and implementing reasonable alternative arrangements to provide the Buyer and its Representatives with the full benefit of this Section 7.02 without causing, creating or constituting any such loss, breach, burden, interference or violation, as applicable; provided, further, that no investigation of the Company’s or any such AB Group member’s business shall affect any representation or warranty given by the Company or the Seller hereunder, in the Company Disclosure Schedule or the Seller Disclosure Schedule or in any certificate delivered in accordance herewith, or otherwise limit or affect the remedies available under this Agreement to the Buyer. In the event that there is any dispute with respect to the scope of this Section 7.02(c) or the access to be provided or the cooperation due hereunder, such dispute shall be referred to SP, or his successor as the Executive Chairperson of the Company, and Gregory D. Wasson, or his successor as Chief Executive Officer of the Buyer, for immediate resolution with a view to expediting the development and implementation of the integration and transition plans.”

4. Representations and Warranties. Each Party represents and warrants to each other Party that: (i) such Party is duly organized, validly existing and, where such concept is applicable, in good standing under the Applicable Laws of its jurisdiction of incorporation or organization, with all requisite power and authority to own its properties and to conduct its business as currently conducted, except for those jurisdictions in which the failure to have such power or authority or to be so organized, validly existing or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Party to complete the transactions contemplated hereby or perform its obligations hereunder; (ii) such Party has the requisite power and authority to execute this Amendment, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (iii) the execution, delivery and performance by such Party of this Amendment and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or analogous actions; and (iv) such party has duly executed and delivered this Amendment and, assuming the due authorization, execution and delivery by each other Party, this Amendment constitutes its legal, valid and binding obligation, enforceable against it in accordance with its

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terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and general principles of equity (whether considered in a Proceeding at law or in equity). Each of the KKR Signatories represents and warrants to the Buyer that the KKR Signatories represent the KKR Investors Beneficially Owning a majority of the Total Voting Power Beneficially Owned by all KKR Investors (as such terms are defined in the Buyer Shareholders Agreement) as of the date hereof. Each of the SP Signatories represents and warrants to the Buyer that the SP Signatories represent the SP Investors Beneficially Owning a Majority of the Total Voting Power Beneficially Owned by all SP Investors (as such terms are defined in the Buyer Shareholders Agreement) as of the date hereof. Each of the KKR Signatories and the SP Signatories represents and warrants to the Buyer that the SP Signatories and the KKR Signatories together represent Investors Beneficially Owning a Majority of the Total Voting Power Beneficially Owned by all Investors (as such terms are defined in the Buyer Shareholders Agreement) as of the date hereof.

5. Shareholders Agreement Amendment.

(a) Effective immediately, the Shareholders Agreement Parties hereby amend Section 2.1(a) of the Buyer Shareholders Agreement by deleting the final sentence thereof and inserting in its place the following:

“Each KKR Investor and each Other Investor (other than the Other MEP Investors) hereby further agrees that, notwithstanding anything to the contrary contained herein, including Article V, other than solely in the case of a Permitted Transfer, it shall not Transfer any First Step Walgreen Shares (whether or not such First Step Walgreen Shares were originally Beneficially Owned by such Investor as of the First Step Closing) during the period beginning on (x) the Exercise Notice Date (as defined in the Purchase Agreement), in the case of any such KKR Investor and (y) the two month anniversary of the Exercise Notice Date, in the case of any such Other Investor, and ending on the earlier of (A) the Second Step Closing or (B) the date on which the Purchase Agreement terminates in accordance with its terms without the Second Step Closing having occurred (such period, the “Pre-Second Step Restricted Period”).”

6. Miscellaneous. The provisions of Article XI of the Purchase Agreement shall apply mutatis mutandis to this Amendment (other than Section 5 and, to the extent pertaining to the Buyer Shareholders Agreement, Section 4, to which the provisions of Article VII of the Buyer Shareholders Agreement shall apply mutatis mutandis).

[signature page follows]

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IN WITNESS WHEREOF, the Parties have each caused this Amendment to be signed as of the date first written above.

ALLIANCE BOOTS GMBH

By:	/s/ Stefano Pessina
	Name:	Stefano Pessina
	Title:	Director

By:	/s/ Ornella Barra
	Name:	Ornella Barra
	Title:	Chief Executive, Wholesale and Brands

AB ACQUISITIONS HOLDINGS LIMITED

By:	/s/ Stefano Pessina
	Name:	Stefano Pessina
	Title:	Director

By:	/s/ Ornella Barra
	Name:	Ornella Barra
	Title:	Director

WALGREEN CO.

By:	/s/ Gregory D. Wasson
	Name:	Gregory D. Wasson
	Title:	President and Chief Executive Officer

WALGREEN SCOTLAND INVESTMENTS LP

By:	WALGREEN INTERNATIONAL INVESTMENTS LLC, its General Partner

By:	WALGREEN INVESTMENTS CO, its Sole Member

By:	/s/ Joseph H. Greenberg
	Name:	Joseph H. Greenberg
	Title:	President

[Signature Page to Amendment No. 1 to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement]

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KKR SPRINT (EUROPEAN II) LIMITED

By:	/s/ William J. Janetschek
	Name:	William J. Janetschek
	Title:	Director

KKR SPRINT (2006) LIMITED

By:	/s/ William J. Janetschek
	Name:	William J. Janetschek
	Title:	Director

KKR SPRINT (KPE) LIMITED

By:	/s/ William J. Janetschek
	Name:	William J. Janetschek
	Title:	Director

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ William J. Janetschek
	Name:	William J. Janetschek
	Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement]

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ALLIANCE SANTÉ PARTICIPATIONS S.A.

By:	/s/ Stefano Pessina
	Name:	Stefano Pessina
	Title:	Administrateur (director)

/s/ Stefano Pessina
STEFANO PESSINA

[Signature Page to Amendment No. 1 to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement]

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ANNEX C

EXECUTION VERSION

WALGREEN CO. SHAREHOLDERS AGREEMENT

Dated as of August 2, 2012

C-i

		Page
7.11	Specific Performance	42
7.12	No Third Party Beneficiaries	42
7.13	No Recourse	42
7.14	Conflicts and Privilege	42

Annexes, Schedules and Exhibits

Annex A	Ownership of Voting Securities by Initial Primary Investors
Schedule I	Designated Entities
Schedule II	Walgreens Specified Persons

C-ii

SHAREHOLDERS AGREEMENT, dated as of August 2, 2012 (this “Agreement”), among (i) Walgreen Co., an Illinois corporation (the “Company”), (ii) Stefano Pessina (“SP”), (iii) KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, each of which is an exempted limited company organized under the laws of the Cayman Islands (each an “Initial KKR Investor” and collectively, the “Initial KKR Investors”), (iv) Alliance Santé Participations S.A., a société anonyme organized under the laws of the Grand Duchy of Luxembourg (together with SP, the “Initial SP Investors” and the Initial SP Investors, together with the Initial KKR Investors, the “Initial Primary Investors”), (v) each of the Persons becoming a party to this Agreement as an “Initial Other Investor” by executing a joinder to this Agreement pursuant to the terms herein and Section 7.16 of the Purchase Agreement (each Person described in this clause (v), an “Initial Other Investor” and, together with the Initial Primary Investors, the “Initial Investors”), and (vi) Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (“KKR”).

W I T N E S S E T H:

WHEREAS, on June 18, 2012, the Company, Alliance Boots GmbH, a private limited liability company incorporated under and governed by the laws of Switzerland, having its registered office at Baarerstrasse 94, CH 6300 Zug, Switzerland and registered in the Register of Commerce of the Canton of Zug under No. CH-170.4.007-953-1 (“AB”), and AB Acquisitions Holdings Limited, a private limited liability company incorporated under and governed by the laws of Gibraltar, having its registered office at 57/63 Line Wall Road, Gibraltar and registered under No. 98476 (“Gibco”), entered into a Purchase and Option Agreement (as it may be amended from time to time, the “Purchase Agreement”) pursuant to which, among other things, the Company (or a wholly owned Affiliate designee thereof) (i) on the date hereof purchased from Gibco the First Step Company Shares and (ii) may, following the exercise, if applicable, by the Company (or a wholly owned Affiliate designee thereof) of the Call Option during the Call Exercise Period, subject to the terms and conditions of the Purchase Agreement, purchase from Gibco the Second Step Company Shares;

WHEREAS, pursuant to and subject to the terms and conditions of the Purchase Agreement, as soon as practicable after the First Step Closing, Gibco will deliver to the Initial Investors (in accordance with their respective entitlements thereto) cash and shares (“First Step Walgreens Shares”) of common stock, par value $0.078125 per share, of the Company (“Company Common Stock”), which cash and First Step Walgreens Shares were delivered to Gibco by the Company (or a wholly owned Affiliate designee thereof) as the First Step Purchase Price;

WHEREAS, pursuant to and subject to the terms and conditions of the Purchase Agreement, at the Second Step Closing, if applicable, the Company (or a wholly owned Affiliate designee thereof) will deliver to Gibco cash and shares (“Second Step Walgreens Shares” and, together with the First Step Walgreens Shares, the “Shares”) of Company Common Stock as the Second Step Purchase Price in respect of the Second Step Company Shares, and, as soon as practicable after the Second Step Closing, Gibco will deliver such cash to the Investors (in accordance with their respective entitlements thereto) and, as soon as practicable after the date that is nine (9) months or twelve (12) months, as applicable and pursuant to Section 7.16 of the Purchase Agreement, after the Second Step Closing, other than in the case of Second Step Walgreens Shares previously distributed as expressly permitted under Section 7.16 of the Purchase Agreement, Gibco will deliver the Second Step Walgreens Shares to the Investors (in accordance with their respective entitlements thereto);

WHEREAS, pursuant to and in accordance with Section 7.16 of the Purchase Agreement, as a condition precedent to receiving any Shares from Gibco, the Initial Investors have agreed, or hereafter shall agree (but in any case prior to receiving any Shares from Gibco), to be bound by the terms and conditions of this Agreement; and

WHEREAS, each of the parties hereto wishes to set forth in this Agreement certain terms and conditions regarding the Investors’ ownership of the Shares.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GOVERNANCE

1.1 Composition of the Board of Directors at the Closing. On the date hereof, (i) the Company’s board of directors (the “Board”) shall take (or has taken) all action necessary and appropriate (including by amending the bylaws of the Company, if necessary) to cause the number of directors on the Board to be increased by two and (ii) the Board shall appoint (1) SP and (2) Dominic Murphy (“DM”) to the Board.

1.2 Continuing Composition of the Board of Directors.

(a) Following the First Step Closing and until an SP Investor Rights Termination Event or KKR Investor Rights Termination Event, as applicable, subject to the other provisions of this Section 1.2, including Section 1.2(b), and Section 1.3, at each annual or special meeting of the shareholders of the Company at which directors are to be elected to the Board, the Company will nominate and use its reasonable best efforts (which shall, subject to Applicable Law, include including in any proxy statement used by the Company to solicit the vote of its shareholders in connection with any such meeting the recommendation of the Board that shareholders of the Company vote in favor of the slate of directors) to cause the election to the Board of a slate of directors which includes (i) one SP Investor Designee (prior to an SP Investor Rights Termination Event) and (ii) one KKR Investor Designee (prior to a KKR Investor Rights Termination Event).

(b) The SP Investors shall notify the Company of the identity of the proposed SP Investor Designee, in writing, on or before the time such information is reasonably requested by the Board or the Nominating and Governance Committee for inclusion in a proxy statement for a meeting of shareholders, together with all information about the proposed SP Investor Designee as shall be reasonably requested by the Board or the Nominating and Governance Committee (including, at a minimum, any information regarding the proposed SP Investor Designee to the extent required by applicable securities laws or for any other person nominated for election to the Board). Notwithstanding the foregoing, for so long as SP is serving as Executive Chairperson or Chief Executive Officer of AB or, notwithstanding the absence of either such title, remains actively involved in an operational and management capacity in the business activities and operational decisions of AB, Walgreens or their respective subsidiaries: (i) it is hereby acknowledged and agreed that the SP Investor Designee shall be SP; (ii) the SP Investors irrevocably waive any right to designate any other individual as the SP Investor Designee; and (iii) SP agrees to serve, when appointed and if, as and when re-elected, as the SP Investor Director. In furtherance of the foregoing, effective from the date hereof and until an SP Investor Rights Termination Event, the Company hereby waives, and, subject to Applicable Law, agrees to take all necessary and appropriate action to continue to waive, in respect of SP, any mandatory retirement age policy otherwise applicable to membership on the Board.

(c) The KKR Investors shall notify the Company of the identity of the proposed KKR Investor Designee, in writing, on or before the time such information is reasonably requested by the Board or the Nominating and Governance Committee for inclusion in a proxy statement for a meeting of shareholders, together with all information about the proposed KKR Investor Designee as shall be reasonably requested by the Board or the Nominating and Governance Committee (including, at a minimum, any information regarding the proposed KKR Investor Designee to the extent required by applicable securities laws or for any other person nominated for election to the Board).

(d) Subject to Section 1.2(b) and Section 1.3, so long as no SP Investor Rights Termination Event or KKR Investor Rights Termination Event has occurred, as applicable, in the event of the death, disability, removal or resignation of the SP Investor Director or KKR Investor Director, the Board will promptly appoint as a replacement SP Investor Director or KKR Investor Director, as applicable, the SP Investor Designee designated by the SP Investors or the KKR Investor Designee designated by the KKR Investors, as applicable, to fill the resulting vacancy, and such individual shall then be deemed an SP Investor Director or KKR Investor Director, as applicable, for all purposes hereunder; provided, that, for the avoidance of doubt and notwithstanding anything to the contrary contained herein, without limiting the rights of the SP Investors and KKR Investors, as applicable, under this Section 1.2 with respect to subsequent annual or special meetings of the shareholders of the Company at which directors are to be elected to the Board, neither the Company nor the Board shall be under any obligation to appoint any SP Investor Director (including, for the avoidance of doubt, SP) to the Board or any KKR Investor Director to the Board, as applicable, in the event of the failure of an SP Investor Designee or a KKR Investor Designee, as applicable, to be elected to the Board at any annual or special meeting of the shareholders of the Company at which such SP Investor Designee or such KKR Investor Designee, as applicable, stood for election but was nevertheless not elected. So long as no SP Investor Rights Termination Event or no KKR Investor Rights Termination Event, as applicable, has occurred, the Board will not remove the SP Investor Director or the KKR Investor Director without the prior written consent of the SP Investors or the KKR Investors, respectively, unless the SP Investor Director or the KKR Investor Director, as applicable, is no longer eligible for designation as a member of the Board pursuant to Section 1.3.

(e) The Company will at all times provide the SP Investor Director, including, for the avoidance of doubt, SP (in his or her capacity as a member of the Board) and the KKR Investor Director (in his or her capacity as a member of the Board) with the same rights to indemnification and exculpation that it provides to the other members of the Board. The Company acknowledges and agrees that any such indemnification obligations to indemnify or advance expenses to the SP Investor Director or the KKR Investor Director, as applicable, in his or her capacity as such, for the matters covered by such indemnification obligations shall be the primary source of indemnification and advancement of such SP Investor Director and KKR Investor Director, as applicable, in connection therewith, and any obligation on the part of any Investor Indemnitor under any Investor Indemnification Agreement to indemnify or advance expenses to such SP Investor Director or KKR Investor Director shall be secondary to the Company’s obligation and shall be reduced by any amount that such SP Investor Director or KKR Investor Director may collect as indemnification or advancement from the Company. In the event that the Company fails to indemnify or advance expenses to the SP Investor Director or KKR Investor Director as required by such indemnification obligations and this Agreement (such unpaid amounts, the “Unpaid Indemnitee Amounts”), and any Investor Indemnitor makes any payment to such SP Investor Director or KKR Investor Director in respect of indemnification or advancement of expenses under any Investor Indemnification Agreement on account of such Unpaid Indemnitee Amounts, such Investor Indemnitor shall be subrogated to the rights of such SP Investor Director or KKR Investor Director, as applicable, under this Agreement in respect of such Unpaid Indemnitee Amounts.

1.3 Objection to Investor Designee. Notwithstanding the provisions of this Article I, the SP Investors will not be entitled to designate any SP Investor Designee (or, for the avoidance of doubt, any SP Investor Director, including SP), and the KKR Investors will not be entitled to designate any KKR Investor Designee (or, for the avoidance of doubt, any KKR Investor Director) to, the Board pursuant to this Article I in the event that the Board reasonably determines that (i) the election of such SP Investor Designee (including, for the avoidance of doubt, SP) or such KKR Investor Designee, as applicable, to the Board would cause the Company to not be in compliance with Applicable Law, (ii) such SP Investor Designee (including, for the avoidance of doubt, SP) or such KKR Investor Designee, as applicable, has been involved in any of the events enumerated in Item 2(d) or (e) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K under the Securities Act or is subject to any order, decree or judgment of any Governmental Authority prohibiting service as a director of any public company or (iii) such SP Investor Designee or such KKR Investor Designee, as applicable, is not reasonably acceptable to the Board or Nominating and Governance Committee; provided, that for the purposes of this clause (iii): (A) SP shall be deemed to be acceptable to the Board and Nominating and Governance Committee for so long as (x) this Agreement remains in effect and (y) (1) the SP Investors are required to designate SP as the SP Investor Designee pursuant to Section 1.2(b) and (2) none of the circumstances set forth in clauses (i) or (ii) of this sentence shall be applicable with respect to SP; and (B) DM shall be deemed to be acceptable to the Board and the Nominating and Governance Committee for so long as (x) this Agreement remains in effect and (y) (1) DM remains employed by any of the KKR Investors or their Affiliates and (2) none of the circumstances set forth in clauses (i) or (ii) of this sentence shall be applicable with respect to DM. In any such case described in clauses (i), (ii) or (iii) of the immediately preceding sentence, the SP Investors or the KKR Investors, as applicable, will withdraw the designation of such proposed SP Investor Designee or KKR Investor Designee, as applicable, and, so long as no SP Investor Rights Termination Event or KKR Investor Rights Termination Event has occurred, as applicable, be permitted to designate a replacement therefor (which replacement SP Investor Designee or KKR Investor Designee, as applicable, will also be subject to the requirements of this Section 1.3).

1.4 No Adverse Action; Voting Agreement.

(a) Until the occurrence of any SP Investor Rights Termination Event or KKR Investor Rights Termination Event, as applicable, without the prior consent of the SP Investors or the KKR Investors, as applicable, except as required by Applicable Law, the Company shall not take any action to cause the amendment of its charter or bylaws such that the SP Investors’ rights or the KKR Investors’ rights, respectively, under this Article I would not be given effect; provided, that, for the avoidance of doubt, the foregoing shall not prohibit any increase or decrease in the size of the Board.

(b) Until (i) with respect to the SP Investors’ obligations hereunder, the later to occur of (A) no SP Investor Director serving as a director on the Board (and the SP Investors either no longer having any rights under this Article I to designate any SP Investor Designee to serve on the Board or irrevocably waiving any such rights) and (B) SP no longer serving as Executive Chairperson or Chief Executive Officer of AB and, notwithstanding the absence of either such title, no longer being actively involved in an operational and management capacity in the business activities and operational decisions of AB, Walgreens or their respective subsidiaries, and (ii) with respect to the KKR Investors’ obligations hereunder, no KKR Investor Director serving as a director on the Board (and the KKR Investors either no longer having any rights under this Article I to designate any KKR Investor Designee to serve on the Board or irrevocably waiving any such rights), each SP Investor and KKR Investor, respectively, agrees to cause each Voting Security Beneficially Owned by it to be voted (including, if applicable, through the execution of one or more written consents if shareholders of the Company are requested to vote through the execution of an action by written consent in lieu of any such annual or special meeting of shareholders of the Company): (x) in favor of all those persons nominated to serve as directors of the Company by the Board or the Nominating and Governance Committee and (y) with respect to any other action, proposal or other matter to be voted upon by the shareholders of the Company (including through action by written consent), in accordance with the recommendation of the Board.

(c) For so long as it is subject to the voting requirements of Section 1.4(b), each KKR Investor hereby appoints the Chairman of the Board of the Company and any designee thereof, and each of them individually, its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to shares of Company Common Stock in accordance with Section 1.4(b). This proxy and power of attorney is given to secure the performance of the duties of such Investor under this Agreement. Each KKR Investor hereby agrees that it shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy; this proxy and power of attorney granted by such KKR Investor, shall be irrevocable during the term of this Agreement (but subject to Section 1.4(b)), shall be deemed to be coupled with an interest sufficient under Applicable Law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such KKR Investor with respect to shares of Company Common Stock. The power of attorney granted by each KKR Investor herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such KKR Investor.

(d) For so long as it is subject to the voting obligations of Section 1.4(b), each SP Investor hereby irrevocably and unconditionally agrees, no later than ten Business Days after any definitive proxy statement (which definitive proxy statement shall include a form of proxy) is mailed to the shareholders of the Company in connection with the solicitation of any proxy, it shall return a duly dated and signed form of proxy on which it shall (i) appoint as its proxy the Chairman of the Board of the Company (and/or such other person(s) as the Company shall propose for appointment as proxy) to vote all of the shares of Company Common Stock Beneficially Owned by it and (ii) direct the proxy so appointed to vote such shares (x) in favor of all those persons nominated to serve as directors of the Company by the Board and (y) with respect to any other action, proposal or other matter to be voted upon, in accordance with the recommendation of the Board. Each SP Investor irrevocably undertakes not to revoke such proxy or to deliver any proxy dated as of a later date, unless otherwise requested to do so, in writing, by the Company. As used in this Section 1.4(d), the terms “proxy statement”, “proxy”, “form of proxy” and “solicitation” shall have the meanings ascribed thereto in Regulation 14A promulgated under the Exchange Act.

1.5 Termination of Board Designation Rights. Promptly upon the occurrence of any SP Investor Rights Termination Event or KKR Investor Rights Termination Event, as applicable, all obligations of the Company with respect to the SP Investors and any SP Investor Director or SP Investor Designee (including SP) pursuant to this Article I, or with respect to the KKR Investors and any KKR Investor Director or KKR Investor Designee pursuant to this Article I, respectively, shall forever terminate and unless otherwise consented to by a majority of the members of the Board (in each case, excluding the SP Investor Director and the KKR Investor Director, if any) (a) with respect to an SP Investor Rights Termination Event, the SP Investors shall cause the SP Investor Director to, and (b) with respect to a KKR Investor Rights Termination Event, the KKR Investors shall cause the KKR Investor Director to, immediately resign from the Board.

1.6 Information Rights.

(a) Subject to Section 1.6(c), prior to an SP Investor Rights Termination Event, the Company and its subsidiaries will prepare and provide, or cause to be prepared and provided, to SP (in his capacity as the SP Investor Director), for so long as SP is the SP Investor Director any materials prepared for or given to any other member of the Board (excluding the Chief Executive Officer), and such other business, financial and operational information relating to the Company as may be available to the Company’s senior management and reasonably requested by SP including, as promptly as practicable following the end of each month (and in any event substantially at the same time as such materials are provided to other recipients), the Monthly Operating Performance Material reporting package, in substantially the same form currently prepared (with such changes as may be approved from time to time by the Company).

(b) Subject to Section 1.6(c), prior to a KKR Investor Rights Termination Event, the Company and its subsidiaries will prepare and provide, or cause to be prepared and provided, to the KKR Investor Director (in his or her capacity as such), if any, any information relating to the management, operations and finances of the Company and its subsidiaries as and when generally provided to Directors of the Company or as and when reasonably requested by the KKR Investor Director.

(c) In furtherance of and not in limitation of any other similar agreement such party or any of its Representatives may have with the Company or its subsidiaries or the AB Group, each of the Investors, SP and KKR hereby agrees that all Confidential Information with respect to the Company shall be kept confidential by it and shall not be disclosed by it in any manner whatsoever, except as permitted by this Section 1.6(c). Any Confidential Information may be disclosed:

(i) by an Investor, SP or KKR (w) to each other and each other’s respective directors, managers, officers, employees and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors thereof), but only for so long as both SP and a KKR Investor Director serve as directors on the Board, (x) to any of its Affiliates, (y) to such Investor’s or such Affiliate’s respective directors, managers, officers, employees and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors thereof) and (z) in the case of any KKR Investor that is a limited partnership, limited liability company or other investment vehicle, to any current or prospective direct or indirect general partner, limited partner, member, equityholder or management company of such KKR Investor or any former direct or indirect general partner, limited partner, member, equityholder or management company which retained an economic interest in such KKR Investor (or any employee, attorney, accountant, consultant, banker or financial advisor or representative of any of the foregoing) (each of the Persons described in clause (z), collectively, “KKR Related Persons” and each of the Persons described in clauses (x), (y) and (z) (but, for the avoidance of doubt, not those described in clause (w)), collectively, for purposes of this Section 1.6(c) and the definition of Confidential Information, “Representatives”), in each case, solely if and to the extent any Representative needs to be provided such Confidential Information to assist such Investor, SP or KKR (as the case may be) (or its Affiliates or, in the case of the KKR Investors, any KKR Related Persons, as applicable) in evaluating or reviewing its existing or prospective direct or indirect investment in the Company, including in connection with the disposition thereof, and each Representative of an Investor, SP or KKR (as the case may be) shall be deemed to be bound by the provisions of this Section 1.6(c) (provided, that with respect to KKR Related Persons, such Persons shall instead be deemed to be bound by any confidentiality agreement or obligation to which such Person is a party or is otherwise bound, which has restrictions substantially similar to this Section 1.6(c)) and such Investor, SP or KKR (as the case may be) shall be responsible for any breach of this Section 1.6(c) (or such other agreement or obligation, as applicable) by any such Representative;

(ii) by an Investor or any of its Representatives to the extent the Company consents in writing;

(iii) by an Investor or any KKR Related Person or any of their respective Representatives to a potential Transferee (so long as such Transfer is permitted hereunder); provided, that such Transferee agrees to be bound by the provisions of this Section 1.6(c) (or a confidentiality agreement having restrictions substantially similar to this Section 1.6(c)) and such Investor shall be responsible for any breach of this Section 1.6(c) (or such confidentiality agreement) by any such Transferee and, in any case, such Investor shall remain liable for any breach of any such provisions by such Transferee; and

(iv) by any Investor or any KKR Related Person or any of their respective Representatives to the extent that such Investor, KKR Related Person or Representative has received advice from its counsel that it is legally compelled to do so or is required to do so to comply with Applicable Law or legal process or Governmental Authority request or the rules of any securities exchange on which its securities are listed or the rules and regulations of any SRO; provided, that prior to making such disclosure, such Person uses commercially reasonable efforts to preserve the confidentiality of the Confidential Information to the extent permitted by Applicable Law, including, to the extent practicable and permitted by Applicable Law, consulting with the Company regarding such disclosure and, if reasonably requested by the Company, assisting the Company, at the Company’s expense, in seeking a protective order to prevent the requested disclosure; provided, further, that such Investor, KKR Related Person or Representative which is required to disclosure Confidential Information, as the case may be, uses reasonable best efforts to disclose only that portion of the Confidential Information as is requested by the applicable Governmental Authority or as is, based on the advice of its counsel, legally required or compelled.

Notwithstanding anything to the contrary herein, without limiting any such KKR Investor Director’s fiduciary duties under Applicable Law, and subject to Section 3.2, each of the parties hereto hereby consents to the KKR Investor Director sharing any information such KKR Investor Director (in his or her capacity as such) receives from the Company with officers, directors, members, employees, attorneys, accountants, consultants, bankers and financial advisors of KKR, the KKR Investors, the KKR Investment Funds and their respective Affiliates (other than any portfolio companies thereof) in each case, who shall agree to be bound by the provisions of this Section 1.6(c) (or to be bound by any confidentiality agreement or obligation to which such Person is a party or is otherwise bound, which has restrictions substantially similar to this Section 1.6(c)) (and KKR shall also remain responsible for any breach of such provisions, or such other agreements or obligations, as applicable, by any such Person), for the internal use by KKR, the KKR Investors, the KKR Investment Funds and such Affiliates of any such information, subject, however, to (x) KKR, the KKR Investors, the KKR Investment Funds and their respective Affiliates maintaining adequate procedures to prevent such information from being used in connection with the purchase or sale of securities of the Company in violation of Applicable Law and (y) compliance by KKR, the KKR Investors, the KKR Investment Funds and their respective Affiliates with the confidentiality provisions set forth in this Section 1.6(c).

ARTICLE II

TRANSFERS; STANDSTILL PROVISIONS

2.1 Transfer Restrictions.

(a) Other than solely in the case of a Permitted Transfer, no Investor shall Transfer any First Step Walgreens Shares (whether or not such First Step Walgreens Shares were originally Beneficially Owned by such Investor as of the First Step Closing) prior to the earlier of (i) (x) in the case of an SP Investor, the earlier of (1) the Second Step Closing or (2) the date on which the Purchase Agreement terminates in accordance with its terms without the Second Step Closing having occurred, (y) in the case of an Other MEP Investor, the date that is six (6) months after the First Step Closing and (z) in the case of a KKR Investor and any Other Gibco Investor, the second anniversary of the First Step Closing; and (ii) in the case of an SP Investor, the death or permanent disability of SP, or, in the case of an Other Investor that is an individual, the death or permanent disability of such Other Investor (such period, the “First Step Restricted Period”). Each KKR Investor and each Other Investor (other than the Other MEP Investors) hereby further agrees that, notwithstanding anything to the contrary contained herein, including Article V, other than solely in the case of a Permitted Transfer, it shall not Transfer any First Step Walgreens Shares (whether or not such First Step Walgreens Shares were originally Beneficially Owned by such Investor as of the First Step Closing) during the period beginning on the date that is 30 months after the First Step Closing Date and ending on the earlier of (A) the Second Step Closing or (B) the date on which the Purchase Agreement terminates in accordance with its terms without the Second Step Closing having occurred (such period, the “Pre-Second Step Restricted Period”).

(b) Other than solely in the case of a Permitted Transfer, no Investor shall Transfer any Second Step Walgreens Shares (whether or not such Second Step Walgreens Shares were originally Beneficially Owned by such Investor as of the Second Step Closing) prior to the earlier of (but, for the avoidance of doubt, subject in each case to Section 7.16(b) and Section 10.01(e)(ii) of the Purchase Agreement) (i) (x) in the case of an SP Investor, nine (9) months after the Second Step Closing, (y) in the case of an Other MEP Investor, the date that is six (6) months after the Second Step Closing or (z) in the case of any other Investor, the date that is nine (9) months after the Second Step Closing, if applicable, and (ii) in the case of an SP Investor, the death or permanent disability of SP, or, in the case of an Other Investor that is an individual, the death or permanent disability of such Other Investor (such period, the “Second Step Restricted Period”, and together with the First Step Restricted Period and the Pre-Second Step Restricted Period, the “Restricted Periods”). The Company shall take reasonable steps to accommodate reasonable requests by SP as to the manner in which his First Step Walgreens Shares and related dividends thereon are held.

(c) “Permitted Transfers” mean, in each case, so long as such Transfer is in accordance with Applicable Law and, solely in the case of sub-clauses (i) and (iii) below, any such Transfer would not result in the SP Investors or the KKR Investors exceeding the SP Ownership Limit or the KKR Ownership Limit, respectively:

(i) a Transfer to a Permitted Transferee of the applicable Investor, so long as such Permitted Transferee, in connection with such Transfer, executes a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company, in which such Permitted Transferee agrees to be an “SP Investor,” in the case of a Transfer by an SP Investor, a “KKR Investor,” in the case of a Transfer by a KKR Investor, or an “Other Investor,” in the case of a Transfer by an Other Investor, in each case for all purposes of this Agreement;

(ii) a Transfer solely to tender into a tender or exchange offer commenced by a third party (for the avoidance of doubt, not in violation of this Agreement) or by the Company; provided, that with respect to an unsolicited tender or exchange offer commenced by a third party, such Transfer shall be permitted only if (A) such tender or exchange offer includes an irrevocable minimum tender condition of no less than 66 2⁄3% of the then-outstanding shares of Company Common Stock and (B) as of the expiration of such offer (x) no shareholder rights plan or analogous “poison pill” of the Company is in effect or (y) the Board is affirmatively publicly recommending to the Company’s shareholders that such shareholders tender into such offer;

(iii) a Transfer solely between (A) a KKR Investor and an SP Investor or (B) a KKR Investor or an SP Investor, on the one hand, and any Other Investor, on the other hand; provided, that any such Transfer under sub-clause (B) to any Other Investor shall be permitted only if, after giving effect to such Transfer, such Other Investor Beneficially Owns less than 5% of the Total Voting Power and the Total Economic Interest;

(iv) from and after the Second Step Closing, if applicable, a single Transfer by the SP Investors of 100% of the shares of Voting Securities then Beneficially Owned by the SP Investors to an un-Affiliated third party (x) that (1) is not an Affiliate of any KKR Investor and does not otherwise Beneficially Own more than 1% of the Voting Securities, (2) is not a Prohibited Transferee, (3) after giving effect to such Transfer, the SP Investor would be required to file reports under Section 16(a) of the Exchange Act (whether as a result of stock ownership or as a result of SP serving as a director), if the equity securities received by the SP Investor were registered under Section 12 of the Exchange Act (regardless whether such equity securities are in fact so registered) and (4) executes a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company, in which such Transferee agrees to be an “SP Investor,” for all purposes of this Agreement, including being bound by Section 1.4 and Section 2.1 (such Transferee, an “Exchange Transferee”) and (y) in exchange for consideration consisting solely of equity securities of such Exchange Transferee; provided, that, notwithstanding anything to the contrary contained herein, the parties understand and agree that, from and after the effective time of any Transfer pursuant to this Section 2.1(c)(iv), with respect to Article I only, in the event of (A) the death, disability, resignation or removal (in accordance with Article I) from the Board of SP, (B) SP no longer being eligible to serve as a member of the Board pursuant to Section 1.3 or (C) any individual other than SP being designated as an SP Investor Designee, an SP Investor Rights Termination Event shall be deemed to have occurred for all purposes hereunder. Notwithstanding the foregoing, this Section 2.1(c)(iv) shall be void and of no further effect, and an SP Investor Rights Termination Event shall be deemed to have occurred, on the date that such SP Investor ceases, or would cease, to be required to file reports under Section 16(a) of the Exchange Act in respect of the equity securities of the Exchange Transferee;

(v) a Transfer by way of dividend or distribution in kind (or in specie) or redemption, repurchase or similar transaction by any direct or indirect shareholder of AB; provided that such shareholder is a pooled investment vehicle, special purpose vehicle or similar entity or vehicle for one or more investors, so long as each distributee that receives any Shares pursuant to such Transfer (i) subject to clause (iii) below, in the case of any Affiliate of (x) KKR or any KKR Investor or (y) SP or any SP Investor, as applicable, executes a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company, in which such distributee agrees to be a “KKR Investor” or a “SP Investor”, respectively, for all purposes of this Agreement, (ii) in the case of other non-Affiliated distributees, executes a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company, in which such distributee agrees to be an “Other Investor,” for all purposes of this Agreement or (iii) in the case of any jointly Controlled Affiliate of KKR and SP that receives Shares in such dividend or distribution in kind or redemption, repurchase or similar transaction for the purpose of either (x) temporarily holding such Shares pending further distribution to further indirect shareholders of AB following receipt of required approvals or consents or (y) orderly sell down arrangements with respect to such Shares (on behalf of one or more other indirect shareholder(s) of AB that are not Affiliates of KKR or any KKR Investor or of SP or any SP Investor), executes a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company, in which such distributee agrees to be a “KKR Investor” or a “SP Investor” (as determined by such distributee) for purposes of Section 1.4 only of this Agreement and an “Other Investor” for all other purposes of this Agreement (and, for the avoidance of doubt, with respect to such other purposes of this Agreement, shall not be deemed to be an Affiliate of KKR or SP by virtue of this clause (v) with respect to such Shares received by such distributee), it being understood and agreed that any Shares held pursuant to this clause (iii) shall be excluded from any calculation of the KKR Ownership Limit or SP Ownership Limit; provided, that upon such further distribution contemplated by clause (x) of this clause (iii), such further indirect shareholders shall be subject to clause (i) or (ii) above, as applicable.

(d) Notwithstanding anything to the contrary contained herein, including Article V hereof and the expiration or inapplicability of the First Step Restricted Period, the Second Step Restricted Period and/or, in the case of the KKR Investors and the Other Investors (other than the Other MEP Investors), the Pre-Second Step Restricted Period, no Investor shall Transfer any Voting Securities:

(i) other than in accordance with all Applicable Laws and the other terms and conditions of this Agreement;

(ii) except in a Permitted Transfer (A) in one or more transactions in which any Person or Group, to such Investor’s knowledge, acquires 5% or more of the Total Voting Power or the Total Economic Interest or (B) (x) to any Person or Group (other than any Person who, to such Investor’s knowledge, is an Activist or Group that, to such Investor’s knowledge, includes an Activist) who, to such Investor’s knowledge, after giving effect to such Transfer, would Beneficially Own 10% or more of the Total Voting Power or the Total Economic Interest or (y) to any Person who, to such Investor’s knowledge, is an Activist or Group that, to such Investor’s knowledge, includes an Activist, who, to such Investor’s knowledge, after giving effect to such Transfer, would Beneficially Own 5% or more of the Total Voting Power or the Total Economic Interest; provided, that the restriction set forth in this clause (ii) shall not apply to Transfers effected solely through a bona fide Underwritten Offering pursuant to an exercise of the registration rights provided in Article V of this Agreement;

(iii) (A) with respect to any KKR Investor, any SP Investor and, if (but only if) any Other Gibco Investor is Transferring any Voting Securities in a coordinated transaction or series of transactions together with any KKR Investor or any SP Investor, such Other Gibco Investor (but only with respect to such Transfer), except in a Permitted Transfer, on any given day in an amount (in aggregate across all such Investors) greater than 10% of the average daily trading volume of Company Common Stock for the 20-trading day period immediately preceding the date of such Transfer (the “Aggregate Volume Limitation”); provided, that the Aggregate Volume Limitation shall not apply to Transfers effected solely through a bona fide Underwritten Offering pursuant to an exercise of the registration rights provided in Article V of this Agreement; provided, further, that from and after the date that is six (6) months after the end of the Second Step Restricted Period with respect to all such Investors, the Aggregate Volume Limitation shall increase to 15% of the average daily trading volume of Company Common Stock for the 20-trading day period immediately preceding the date of such Transfer, or (B) with respect to any Other Gibco Investor (unless clause (A) applies to such Other Gibco Investor with respect to such Transfer), except in a Permitted Transfer, on any given day in an amount greater than 0.5% of the average daily trading volume of Company Common Stock for the 20-trading day period immediately preceding the date of such Transfer (the “Individual Volume Limitation”); provided, that the Individual Volume Limitation shall not apply to Transfers effected solely through a bona fide Underwritten Offering pursuant to an exercise of the registration rights provided in Article V of this Agreement; or

(iv) to any SP Investor (in the case of Transfers by KKR Investors or Other Investors) or to any KKR Investor (in the case of Transfers by SP Investors or Other Investors), if after giving effect to such Transfer, the Beneficial Ownership of the SP Investors or the KKR Investors, as applicable, would exceed the SP Ownership Limit or the KKR Ownership Limit, respectively.

(e) Without limiting any other provision of this Article II, prior to the expiration of any Restricted Period with respect to any Investor, the Initial KKR Investors will use commercially reasonable efforts to develop a plan for the orderly disposition of Voting Securities by such Investors and, to the extent reasonably practicable, the Other Gibco Investors.

(f) Any Transfer or attempted Transfer of Voting Securities in violation of this Section 2.1 shall, to the fullest extent permitted by law, be null and void ab initio, and the Company shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported transaction on the share register of the Company.

(g) With respect to any KKR Investor, SP Investor or Other Gibco Investor, any certificates for Shares shall bear a legend or legends (and appropriate comparable notations or other arrangements will be made with respect to any uncertificated shares) referencing restrictions on Transfer of such Shares under the Securities Act and under this Agreement, which legend shall state in substance:

“The securities evidenced by this certificate have been issued and sold without registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other foreign, federal, state, local or other jurisdiction (a “Foreign or State Act”). The securities evidenced by this certificate cannot be sold, assigned or otherwise transferred unless such sale, assignment or other transfer is (i) made pursuant to an effective registration statement under the Securities Act and in accordance with each applicable Foreign or State Act or (ii) exempt from, or not subject to, the Securities Act (including pursuant to Regulation S thereunder) and each applicable Foreign or State Act. If the proposed sale, assignment or other transfer will be made pursuant to clause (ii) above, the holder must, prior to such sale, assignment or other transfer, furnish to the issuer such certifications, legal opinions and other information as the issuer may reasonably require to determine that such sale, assignment or other transfer is being made in accordance with such clause.

The securities evidenced by this certificate are subject to restrictions on transfer set forth in the Walgreen Co. Shareholders Agreement dated August 2, 2012, among the Company and certain other parties thereto (a copy of which is on file with the Secretary of the Company).”

(h) With respect to any Other MEP Investor, each such Other MEP Investor acknowledges and agrees that its Shares have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. Each such Other MEP Investor represents, warrants and undertakes that it has not offered or sold, and (without limiting any other provision of this Agreement, including the other provisions of this Article II) will not offer and sell any Shares (i) as part of their distribution at any time and (ii) otherwise until six months after the First Step Closing (in the case of First Step Walgreens Shares) or the Second Step Closing (in the case of Second Step Walgreens Shares), as applicable, except in accordance with Regulation S, and it has not and will not engage in any hedging transactions involving the Shares unless in compliance with the Securities Act. Each such Other MEP Investor also agrees that, at or prior to confirmation of sale of any Shares, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Shares from it during the distribution compliance period a confirmation or notice, and any certificates for its Shares shall bear a legend or legends (and appropriate comparable notations or other arrangements will be made with respect to any uncertificated shares) referencing restrictions on Transfer of such Shares under the Securities Act and under this Agreement, which confirmation, notice or legend, as the case may be, shall state in substance:

“The securities [covered][evidenced] hereby have been issued and sold without registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other foreign, federal, state, local or other jurisdiction (a “Foreign or State Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until six months after the First Step Closing (in the case of First Step Walgreens Shares) or the Second Step Closing (in the case of Second Step Walgreens Shares) (as such terms are defined in the Shareholders Agreement referred to below), except in either case in accordance with Regulation S under the Securities Act. No hedging transaction can be conducted with regard to the securities except as permitted by the Securities Act. Terms used above have the meanings given to them by Regulation S.

The securities [covered][evidenced] hereby are subject to restrictions on transfer set forth in the Walgreen Co. Shareholders Agreement dated August 2, 2012, among the Company and certain other parties thereto (a copy of which is on file with the Secretary of the Company).”

Terms used in this Section 2.1(h) but not otherwise defined in this Agreement have the meanings given to them by Regulation S under the Securities Act.

(i) Notwithstanding the foregoing subsections (g) and (h), the holder of any certificate(s) for Shares shall be entitled to receive from the Company new certificates for a like number of Shares not bearing such legend (or the elimination or termination of such notations or arrangements) upon the request of such holder (i) at such time as such restrictions are no longer applicable, and (ii) with respect to the restriction on Transfer of such shares under the Securities Act or any other Foreign or State Act, subject to delivery of an opinion of counsel to such holder, which opinion is reasonably satisfactory in form and substance to the Company and its counsel, that the restriction referenced in such legend (or such notations or arrangements) is no longer required in order to ensure compliance with the Securities Act or any such other Foreign or State Act.

2.2 Standstill Provisions.

(a) During the Standstill Period, the KKR Investors, the SP Investors, KKR and SP shall not, directly or indirectly, and shall not permit any of their Controlled Affiliates, directly or indirectly, to, and KKR shall not permit any KKR Investment Fund, directly or indirectly, to (i) acquire, agree to acquire, propose or offer to acquire, or facilitate the acquisition or ownership of, Voting Securities, or securities of the Company that are convertible, exchangeable or exercisable into Voting Securities, other than (A) pursuant to the terms of the Purchase Agreement, (B) as a result of any stock split, stock dividend or subdivision of Voting Securities, (C) in the case of the SP Investors, acquisitions of shares of Company Common Stock, so long as after giving effect to all such acquisitions, the SP Investors would Beneficially Own less than the SP Ownership Limit, (E) in the case of the KKR Investors, any acquisition pursuant to and in accordance with Section 2.1(c)(i) or Section 2.1(c)(iii) (including the ownership limits set forth therein), subject to the KKR Ownership Limit or (F) any acquisition of shares of Company Common Stock by any KKR Non-Private Equity Business, so long as after giving effect to such acquisition, all KKR Non-Private Equity Businesses would Beneficially Own, in the aggregate, less than 5% of the Total Voting Power and the Total Economic Interest, (ii) deposit any Voting Securities in a voting trust or similar Contract or subject any Voting Securities to any voting agreement, pooling arrangement or similar arrangement or other Contract (other than between the KKR Investors, KKR, the KKR Investment Funds, the SP Investors, SP and their respective Controlled Affiliates), or grant any proxy with respect to any Voting Securities (other than (A) pursuant to Section 1.4(b), Section 1.4(c) and Section 1.4(d) or (B) otherwise to the Company or a Person specified by the Company in a proxy card provided to shareholders of the Company by or on behalf of the Company or (C) in the case of KKR, the KKR Investors, any KKR Investment Fund and their Controlled Affiliates, to the SP Investors, SP or any of their respective Controlled Affiliates, or in the case of the SP Investors, SP and their respective Controlled Affiliates, to KKR, the KKR Investors, the KKR Investment Funds or any of their respective Controlled Affiliates), (iii) enter, agree to enter, propose or offer to enter into or facilitate any merger, business combination, recapitalization, restructuring, change in control transaction or other similar extraordinary transaction involving the Company or any of its subsidiaries (unless (1) such transaction is affirmatively publicly recommended by the Board and there has otherwise been no breach of this Section 2.2 in connection with or relating to such transaction or (2) such action is expressly permitted by Section 2.1(c)(ii)), (iv) make, or in any way participate or engage in, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Commission) to vote, or advise or knowingly influence any Person with respect to the voting of, any Voting Securities, (v) call, or seek to call, a meeting of the shareholders of the Company or initiate any shareholder proposal for action by shareholders of the Company, (vi) form, join or in any way participate in a Group (other than with its Permitted Transferee that is bound by the restrictions of this Section 2.2(a) or a Group which consists solely of any of SP, the SP Investors, KKR, and KKR Investment Fund, the KKR Investors and their respective Controlled Affiliates), with respect to any Voting Securities, (vii) otherwise act, alone or in concert with others, to seek to Control or influence the management or the policies of the Company (provided, that this clause (vii) shall in no way limit the activities of any SP Investor Director or any KKR Investor Director taken in good faith solely in his or her capacity as a director of the Company), (viii) publicly disclose any intention, plan, arrangement or other Contract prohibited by, or inconsistent with, the foregoing or (ix) advise or knowingly assist or encourage or enter into any discussions, negotiations, agreements, or arrangements or other Contracts with any other Persons in connection with the foregoing. The KKR Investors, the SP Investors, KKR and SP further agree that, during the Standstill Period, the KKR Investors, the SP Investors, KKR and SP shall not, directly or indirectly, and shall not permit any of their Controlled Affiliates, directly or indirectly, to, and KKR shall not permit any KKR Investment Fund, directly or indirectly, to (x) request the Company to amend or waive any provision of this Section 2.2 (including this sentence) or (y) take any action that would reasonably be expected to require the Company to make a public announcement regarding the possibility of a business combination, merger or other type of transaction or matter described in this Section 2.2; provided, that this clause (y) shall in no way limit the activities of any SP Investor Director or any KKR Investor Director taken in good faith solely in his or her capacity as a director of the Company.

(b) “Standstill Period” shall mean (i) with respect to SP and the SP Investors, until the date that is six (6) months after the later to occur of (x) the SP Investor Director ceasing to serve as a director on the Board (and the SP Investors either no longer having any rights under Article I to designate any SP Investor Designee to serve on the Board or irrevocably waiving any such rights) and (y) an SP Investor Rights Termination Event and (ii) with respect to KKR and the KKR Investors, until the date that is six (6) months after the later to occur of (x) the KKR Investor Director ceasing to serve as a director on the Board (and the KKR Investors either no longer having any rights under Article I to designate any KKR Investor Designee to serve on the Board or irrevocably waiving any such rights) and (y) a KKR Investor Rights Termination Event. Notwithstanding the foregoing, from and after the Governance Clawback Date (as defined in the Shareholders Agreement), if any, the Standstill Period shall expire on the date that is six (6) months after the later to occur of (i) the earlier to occur of (I) the last day of the Call Exercise Period and (II) the termination of the Purchase Agreement with respect to the Second Step Acquisition in accordance with the terms of the Purchase Agreement and (ii) (A), with respect to SP and the SP Investors, the SP Investor Director ceasing to serve as a director on the Board (and the SP Investors either no longer having any rights under Article I to designate any SP Investor Designee to serve on the Board or irrevocably waiving any such rights) and (B) with respect to KKR and the KKR Investors, the KKR Investor Director ceasing to serve as a director on the Board (and the KKR Investors either no longer having any rights under Article I to designate any KKR Investor Designee to serve on the Board or irrevocably waiving any such rights). For the avoidance of doubt, notwithstanding anything to the contrary contained herein, at all times during the Standstill Period, each of (1) the SP Investors and (2) KKR and the KKR Investors agree that their Beneficial Ownership, on a fully diluted basis, of Voting Securities or securities of the Company that are convertible, exchangeable or exercisable into Voting Securities, shall not exceed the SP Ownership Limit or the KKR Ownership Limit, respectively.

ARTICLE III

NON-COMPETITION; NON-SOLICIT

3.1 Non-Competition; Non-Solicit.

(a) In order to induce the Company to enter into the Transactions, each of SP and the SP Investors hereby covenants and agrees that, until (1) in the event that the Purchase Agreement terminates in accordance with its terms without the Second Step Closing having occurred, the date that is one (1) year after no SP Investor

Director serves as a director on the Board (and the SP Investors either no longer having any rights under Article I to designate any SP Investor Designee to serve on the Board or irrevocably waiving any such rights) or (2) in the event that the Second Step Closing shall have occurred, the date that is one (1) year after the later to occur of (A) no SP Investor Director serving as a director on the Board (and the SP Investors either no longer having any rights under Article I to designate any SP Investor Designee to serve on the Board or irrevocably waiving any such rights) and (B) SP no longer serving as Executive Chairperson or Chief Executive Officer of AB and, notwithstanding the absence of either such title, no longer being actively involved in an operational and management capacity in the business activities and operational decisions of AB, Walgreens or their respective subsidiaries, it shall not, directly or indirectly (including through Controlled Affiliates, but in each case excluding from the restrictions of this Section 3.1 any actions directly taken by any member of the AB Group):

(i) own, manage or operate, or participate in, or benefit from, the ownership, management or operation of, or have any Beneficial Ownership interest in, any Designated Entity; provided, that without limiting the generality of the foregoing, this Section 3.1(a) shall not prohibit:

(A) the Beneficial Ownership, as a passive investment, of less than five percent (5%) of the outstanding stock of any publicly traded corporation;

(B) the operation of any businesses conducted by SP, the SP Investors or any of their respective Affiliates that exist as of the date hereof, in the lines of business in which they are actively engaged as of the date hereof;

(C) the performance of any act or the conducting of any business expressly required by this Agreement or any of the other Transaction Documents; or

(D) the acquisition of a Person or business or more than 50% of the outstanding capital stock or other equity interests of such Person or business, if such Person or business conducts, directly or indirectly, businesses of any Designated Entity (or any lesser percentage if such acquisition results in the holding of the right to Control such Person or business) and, prior to such acquisition, neither such Person nor any of its Affiliates, nor such business nor any of its Affiliates, as the case may be, was an Affiliate of the acquiror or its Affiliates, and such Person or business, as the case may be, and its Affiliates derived not more than 10% of its total consolidated revenues in its most recent fiscal year from activities conducted by such Designated Entity; or

(ii) solicit for employment any person that is (or was within the six-month period prior to the date of determination) a member of the management team of the Company or any of its subsidiaries with the title of Vice-President or higher, or of the management team of any member of the AB Group who is a Senior Manager; provided, that general, non-targeted media advertising or the use of an independent search firm that contacts employees of the Company or any of its subsidiaries, or of any member of the AB Group, without the direction or advice of any of the Persons whose activities are restricted by this Section 3.1(a) shall not be deemed to be direct or indirect solicitations.

(b) For the avoidance of doubt, in the event of a breach of the obligations under this Section 3.1, in addition to all other available remedies, the Company shall be entitled to seek specific performance to enforce the provisions of this Section 3.1 in any court of competent jurisdiction in accordance with Section 7.10.

(c) Each of SP and the SP Investors acknowledges that the restrictions contained in this Section 3.1 are reasonable and necessary to protect the legitimate interests of the Company and constitute a material inducement to the Company to enter into this Agreement, the other Transaction Documents and consummate the transactions contemplated by this Agreement and the Transaction Documents. It is the intent of the parties that the provisions of this Section 3.1 shall be enforced to the fullest extent permissible under the Applicable Law and public policies applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Section 3.1 shall be adjudicated to be invalid or unenforceable, such provision or portion thereof shall be deemed amended to the minimum extent necessary to render such provision or portion valid and enforceable, such amendment to apply only with respect to the operation of such provision or portion in the particular jurisdiction in which such adjudication is made.

3.2 Outside Activities. Subject to the provisions of Section 1.6 and Section 3.1:

(a) KKR, any KKR Investor, any KKR Investment Fund, SP, any SP Investor, any Other Investor and any of their respective Affiliates may engage in or possess any interest in other investments, business ventures or Persons of any nature or description, independently or with others, similar or dissimilar to, or that competes with, the investments or business of the Company, and may provide advice and other assistance to any such investment, business venture or Person;

(b) the Company shall have no rights by virtue of this Agreement in and to such investments, business ventures or Persons or the income or profits derived therefrom; and

(c) the pursuit of any such investment or venture, even if competitive with the business of the Company, shall not be deemed wrongful or improper and shall not constitute a conflict of interest or breach of fiduciary or other duty in respect of the Company, its subsidiaries or the Investors. None of KKR, the KKR Investors, any KKR Investment Fund, SP, any SP Investor, any Other Investor or any of their respective Affiliates shall be obligated to present any particular investment or business opportunity to the Company even if such opportunity is of a character that, if presented to the Company, could be pursued by the Company, and KKR, any KKR Investor, any KKR Investment Fund, SP, any SP Investor, any Other Investor and any of their respective Affiliates shall have the right to pursue for its own account (individually or as a partner or a fiduciary) or to recommend to any other Person any such investment opportunity; provided, that a SP Investor Director or a KKR Investor Director, as the case may be, who is offered an investment or business opportunity in his or her capacity as a member of the Board (or in the case of SP, after the Second Step Closing, as an officer or employee of the Company or AB) shall be obligated to communicate such opportunity to the Company, in which case SP, the SP Investors and their respective Affiliates, or KKR, the KKR Investors, the KKR Investment Funds and their respective Affiliates, respectively, shall not be permitted to pursue such opportunity unless the Board determines not to do so.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Investors. Each Investor, on behalf of itself and not any other Investor, hereby represents and warrants to the Company as follows as of the date hereof (or, if applicable, as of the date the joinder agreement pursuant to which such Investor shall have become a party to this Agreement):

(a) (i) with respect to such Investor (other than any Other MEP Investor), such Investor Beneficially Owns and is the sole record owner of the number of shares of Company Common Stock listed on Annex A opposite such Investor’s name (or, in the case of a joinder agreement executed and delivered by such Investor, listed on an annex to such joinder agreement) and, with respect to such Investor, such shares constitute all of the Voting Securities of the Company owned of record or Beneficially Owned by such Investor and (ii) with respect to any Other MEP Investor, such Other MEP Investor Beneficially Owns and is the sole record owner of the number of shares of Company Common Stock listed on an annex to the joinder agreement executed and delivered by such Other MEP Investor, except (A) with respect to, and to the extent of, any shares of Company Common Stock owned of record by such Other MEP Investor as the bare trustee or nominee for the spouse or any other Permitted Transferee of such Other MEP Investor to whom an interest in such shares has been transferred pursuant to a Permitted Transfer (such record owner, an “Other MEP Bare Trustee”), as to which shares such Other MEP Bare Trustee is only the sole record owner and (B) with respect to, and to the extent of, any shares of Company Common Stock Beneficially Owned by such Other MEP Investor as the Permitted Transferee of an Other MEP Bare Trustee, as to which shares such Other MEP Investor is only the Beneficial Owner.

(b) Such Investor (if it is not an individual) has been duly formed, is validly existing and, where such concept is applicable, is in good standing under the laws of its jurisdiction of organization. Such Investor has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(c) The execution and delivery by such Investor of this Agreement and the performance by such Investor of its obligations under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (x) Applicable Law, (y) the organizational documents of such Investor (if it is not an individual) or (z) any contract or agreement to which such Investor is a party.

(d) The execution and delivery by such Investor of this Agreement and the performance by such Investor of its obligations under this Agreement have been duly authorized by all necessary corporate or other analogous action on the part of such Investor. This Agreement has been duly executed and delivered by such Investor and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(e) In the case of a KKR Investor, SP Investor or Other Gibco Investor, such Investor: (i) is acquiring the Shares for its own account, solely for investment and not with a view toward, or for sale in connection with, any distribution thereof in violation of any foreign, federal, state or local securities or “blue sky” laws, or with any present intention of distributing or selling such Shares in violation of any such laws, (ii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Shares and of making an informed investment decision and (iii) is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act. In the case of an Other MEP Investor, such Other MEP Investor: (x) is acquiring the Shares for its own account, solely for investment and not with a view toward, or for sale in connection with, any distribution thereof in violation of any foreign, federal, state or local securities or “blue sky” laws, or with any present intention of distributing or selling such Shares in violation of any such laws, (y) is not a “U.S. person” within the meaning of Rule 902 of Regulation S under the Securities Act and (z) represents, warrants and undertakes that neither it, its affiliates (as defined in Rule 501(b) under the Securities Act), nor any Persons acting on its or their behalf has engaged or will engage in any directed selling efforts (as defined in Regulation S under the Securities Act) with respect to the Shares, and it and they have complied and will comply with the offering restrictions requirement of Regulation S under the Securities Act. Such Investor understands that the Company is relying on the statements contained herein to establish an exemption from registration under the Securities Act and under foreign, federal, state and local securities laws and acknowledges that the Shares are not registered under the Securities Act or any other Applicable Law and that such Shares may not be Transferred except pursuant to the registration provisions of the Securities Act (and in compliance with any other Applicable Law) or pursuant to an applicable exemption therefrom.

4.2 Representations and Warranties of SP. SP hereby represents and warrants to the Company as follows:

(a) He has all requisite capacity to execute and deliver this Agreement and to perform his obligations under this Agreement.

(b) The execution and delivery by him of this Agreement and the performance by him of his obligations under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (x) Applicable Law or (y) any contract or agreement to which he is a party.

(c) This Agreement has been duly executed and delivered by him and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of him, enforceable against him in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

4.3 Representations and Warranties of KKR. KKR hereby represents and warrants to the Company as follows:

(a) It is a limited partnership duly organized, validly existing and in good standing under the laws of its state of organization. It has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b) The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (x) Applicable Law, (y) the organizational documents of KKR or (z) any contract or agreement to which it is a party.

(c) The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized by all necessary corporate or other analogous action on the part of it. This Agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

4.4 Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors as follows:

(a) The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Illinois. The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b) The execution and delivery by the Company of this Agreement and the performance of the obligations of the Company under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (x) Applicable Law, (y) the organizational documents of the Company (following any actions taken pursuant to Section 1.1(i)) or (z) any contract or agreement to which the Company is a party.

(c) The execution and delivery by the Company of this Agreement and the performance of the obligations of the Company under this Agreement have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

ARTICLE V

REGISTRATION

5.1 Demand Registrations.

(a) From and after the expiration of the First Step Restricted Period (subject, in the case of the KKR Investors, to the Pre-Second Step Restricted Period) and/or the Second Step Restricted Period, as applicable, subject to the terms and conditions hereof (x) solely during any period that the Company is then-ineligible under Applicable Law to register Registrable Securities on Form S-3 pursuant to Section 5.3 or, if the Company is so eligible but has failed to comply with its obligations under Section 5.3 or (y) following the expiration of the Company’s obligation to keep the Shelf Registration Statement continuously effective pursuant to Section 5.3(c), but only if there is no Shelf Registration Statement then in effect, any Demand Shareholders (“Requesting Shareholders”) shall be entitled to make an unlimited number of written requests of the Company (each, a “Demand”) for registration under the Securities Act of an amount of Registrable Securities then held by such Requesting Shareholders that equals or is greater than the Registrable Amount (a “Demand Registration”). Thereupon the Company will, subject to the terms of this Agreement, use its reasonable best efforts to effect the registration as promptly as practicable under the Securities Act of:

(i) the Registrable Securities which the Company has been so requested to register by the Requesting Shareholders for disposition in accordance with the intended method of disposition stated in such Demand;

(ii) all other Registrable Securities which the Company has been requested to register pursuant to Section 5.1(b), but subject to Section 5.1(g); and

(iii) all shares of Company Common Stock which the Company may elect to register in connection with any offering of Registrable Securities pursuant to this Section 5.1, but subject to Section 5.1(g);

all to the extent necessary to permit the disposition (in accordance with the intended methods thereof) of the Registrable Securities and the additional shares of Company Common Stock, if any, to be so registered.

(b) A Demand shall specify: (i) the aggregate number of Registrable Securities requested to be registered in such Demand Registration, (ii) the intended method of disposition in connection with such Demand Registration, to the extent then known and (iii) the identity of the Requesting Shareholder(s). Within ten (10) days after receipt of a Demand, the Company shall give written notice of such Demand to all other holders of Registrable Securities. The Company shall include in the Demand Registration covered by such Demand all Registrable Securities with respect to which the Company has received a written request for inclusion therein within ten (10) days after the Company’s notice required by this paragraph has been given, subject to Section 5.1(g). Each such written request shall comply with the requirements of a Demand as set forth in this Section 5.1(b).

(c) A Demand Registration shall not be deemed to have been effected and shall not count as a Demand Registration (i) unless a registration statement with respect thereto has become effective and has remained effective for a period of at least one hundred eighty (180) days or such shorter period in which all Registrable Securities included in such Demand Registration have actually been sold thereunder (provided, that such period shall be extended for a period of time equal to the period the holder of Registrable Securities refrains from selling any securities included in such registration statement at the request of the Company or the lead managing underwriter(s) pursuant to the provisions of this Agreement) or (ii) if, after it has become effective, such Demand Registration becomes subject, prior to one hundred eighty (180) days after effectiveness, to any stop order, injunction or other order or requirement of the Commission or other Governmental Authority, other than by reason of any act or omission by the applicable Selling Shareholders.

(d) Demand Registrations shall be on such appropriate registration form of the Commission as shall be selected by the Company and reasonably acceptable to the Requesting Shareholders.

(e) The Company shall not be obligated to (i) subject to Section 5.1(c), maintain the effectiveness of a registration statement under the Securities Act filed pursuant to a Demand Registration, for a period longer than one hundred eighty (180) days or (ii) effect any Demand Registration (A) within six (6) months of a “firm commitment” Underwritten Offering in which all Demand Shareholders (as hereinafter defined) were offered “piggyback” rights pursuant to Section 5.2 (subject to Section 5.2(b)) and at least 50% of the number of Registrable Securities requested by such Demand Shareholders to be included in such Demand Registration were included, (B) within six (6) months of the completion of any other Demand Registration (including, for the avoidance of doubt, any Underwritten Offering pursuant to any Shelf Registration Statement) or (C) if, in the Company’s reasonable judgment, it is not feasible for the Company to proceed with the Demand Registration because of the unavailability of audited or other required financial statements; provided, that the Company shall use its reasonable best efforts to obtain such financial statements as promptly as practicable.

(f) The Company shall be entitled to postpone (upon written notice to the Demand Shareholders) the filing or the effectiveness of a registration statement for any Demand Registration in the event of a Blackout Period until the expiration of the applicable Blackout Period. In the event of a Blackout Period under clause (ii) of the definition thereof, the Company shall deliver to the Demand Shareholders requesting registration a certificate signed by either the chief executive officer or the chief financial officer of the Company certifying that, in the good faith judgment of the Board, the conditions described in clause (ii) of the definition of Blackout Period are met. Such certificate shall contain an approximation of the anticipated delay.

(g) If, in connection with a Demand Registration that involves an Underwritten Offering, the lead managing underwriter(s) advise(s) the Company that, in its (their) opinion, the inclusion of all of the securities sought to be registered in connection with such Demand Registration would adversely affect the success thereof, then the Company shall include in such registration statement only such securities as the Company is advised by such lead managing underwriter(s) can be sold without such adverse effect as follows and in the following order of priority: (i) first, up to the number of Registrable Securities requested to be included in such Demand Registration by the Demand Shareholders, which, in the opinion of the lead managing underwriter(s), can be sold without adversely affecting the success thereof, pro rata among such Demand Shareholders on the basis of the number of such Registrable Securities requested to be included by such Demand Shareholders; (ii) second, up to the number of Registrable Securities requested to be included in such Demand Registration by other holders of Registrable Securities, pro rata on the basis of the amount of such Registrable Securities requested to be included by such holders; (iii) third, securities the Company proposes to sell; and (iv) fourth, all other securities of the Company duly requested to be included in such registration statement, pro rata on the basis of the amount of such other securities requested to be included or such other allocation method determined by the Company.

(h) Any time that a Demand Registration involves an Underwritten Offering, the Requesting Shareholder(s) shall select the investment banker(s) and manager(s) that will serve as managing underwriters (including which such managing underwriters will serve as lead or co-lead) and underwriters with respect to the offering of such Registrable Securities; provided, that such investment banker(s) and manager(s) shall be reasonably acceptable to the Company (such acceptance not to be unreasonably withheld, conditioned or delayed).

5.2 Piggyback Registrations.

(a) From and after the expiration of the First Step Restricted Period (but, subject, as applicable, to the Pre-Second Step Restricted Period) and/or the Second Step Restricted Period, as applicable, subject to the terms and conditions hereof, whenever the Company proposes to register any Company Common Stock under the Securities Act (other than a registration by the Company (i) on Form S-4 or any successor form thereto, (ii) on Form S-8 or any successor form thereto, (iii) on a Shelf Registration Statement or (iv) pursuant to Section 5.1) (a “Piggyback Registration”), whether for its own account or for the account of others, the Company shall give all holders of Registrable Securities prompt written notice thereof (but not less than ten (10) Business Days prior to the filing by the Company with the Commission of any registration statement with respect thereto). Such notice (a “Piggyback Notice”) shall specify the number of shares of Company Common Stock proposed to be registered, the proposed date of filing of such registration statement with the Commission, the proposed means of distribution, the proposed managing underwriter(s) (if any) and a good faith estimate by the Company of the proposed minimum offering price of such shares of Company Common Stock, in each case to the extent then known. Subject to Section 5.2(b), the Company shall include in each such Piggyback Registration all Registrable Securities held by holders of Registrable Securities (a “Piggyback Seller”) with respect to which the Company has received written requests (which written requests shall specify the number of Registrable Securities requested to be disposed of by such Piggyback Seller) for inclusion therein within ten (10) days after such Piggyback Notice is received by such Piggyback Seller.

(b) If, in connection with a Piggyback Registration that involves an Underwritten Offering, the lead managing underwriter(s) advises the Company that, in its opinion, the inclusion of all the shares of Company Common Stock sought to be included in such Piggyback Registration by (i) the Company, (ii) other Persons who have sought to have shares of Company Common Stock registered in such Piggyback Registration pursuant to rights to demand (other than pursuant to so-called “piggyback” or other incidental or participation registration rights) such registration (such Persons being “Other Demanding Sellers”), (iii) the Piggyback Sellers and (iv) any other proposed sellers of shares of Company Common Stock (such Persons being “Other Proposed Sellers”), as the case may be, would adversely affect the success thereof, then the Company shall include in the registration statement applicable to such Piggyback Registration only such shares of Company Common Stock as the Company is so advised by such lead managing underwriter(s) can be sold without such an effect, as follows and in the following order of priority:

(i) if the Piggyback Registration relates to an offering for the Company’s own account, then (A) first, such number of shares of Company Common Stock to be sold by the Company as the Company, in its reasonable judgment and acting in good faith and in accordance with sound financial practice, shall have determined, (B) second, Registrable Securities of Piggyback Sellers, pro rata on the basis of the number of Registrable Securities proposed to be sold by such Piggyback Sellers, (C) third, shares of Company Common Stock sought to be registered by Other Demanding Sellers, pro rata on the basis of the number of shares of Company Common Stock proposed to be sold by such Other Demanding Sellers and (D) fourth, other shares of Company Common Stock proposed to be sold by any Other Proposed Sellers; or

(ii) if the Piggyback Registration relates to an offering other than for the Company’s own account, then (A) first, such number of shares of Company Common Stock sought to be registered by each Other Demanding Seller pro rata in proportion to the number of securities sought to be registered by all such Other Demanding Sellers, (B) second, Registrable Securities of Piggyback Sellers, pro rata on the basis of the number of shares of Company Common Stock proposed to be sold by such Piggyback Sellers, (C) third, shares of Company Common Stock to be sold by the Company and (D) fourth, other shares of Company Common Stock proposed to be sold by any Other Proposed Sellers.

(c) For clarity, in connection with any Underwritten Offering under this Section 5.2 for the Company’s account, the Company shall not be required to include the Registrable Securities of a Piggyback Seller in the Underwritten Offering unless such Piggyback Seller accepts the terms of the underwriting as agreed upon between the Company and the lead managing underwriter(s), which shall be selected by the Company.

(d) If, at any time after giving written notice of its intention to register any shares of Company Common Stock as set forth in this Section 5.2 and prior to the time the registration statement filed in connection with such Piggyback Registration is declared effective, the Company shall determine for any reason not to register such shares of Company Common Stock, the Company may, at its election, give written notice of such determination to the Piggyback Sellers within five (5) Business Days thereof and thereupon shall be relieved of its obligation to register any Registrable Securities in connection with such particular withdrawn or abandoned Piggyback Registration; provided, that Demand Shareholders may continue the registration as a Demand Registration pursuant to the terms of Section 5.1.

5.3 Shelf Registration Statement.

(a) From and after the expiration of the First Step Restricted Period (subject, as applicable, to the Pre-Second Step Restricted Period) and/or the Second Step Restricted Period, as applicable, subject to the terms and conditions hereof, and further subject to the availability of a registration statement on Form S-3 or any successor form thereto (“Form S-3”) to the Company, any of the Demand Shareholders may by written notice delivered to the Company (the “Shelf Notice”) require the Company to file as soon as reasonably practicable, and to use reasonable best efforts to cause to be declared effective by the Commission as soon as reasonably practicable after such filing date, a Form S-3 providing for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act relating to the offer and sale, from time to time, of an amount of Registrable Securities then held by such Demand Shareholders that equals or is greater than the Registrable Amount (the “Shelf Registration Statement”). To the extent the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act), the Company shall file the Shelf Registration Statement in the form of an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) or any successor form thereto.

(b) Within ten (10) days after receipt of a Shelf Notice pursuant to Section 5.3(a), the Company will deliver written notice thereof to all other holders of Registrable Securities. Each other holder of Registrable Securities may elect to participate with respect to its Registrable Securities in the Shelf Registration Statement in accordance with the plan and method of distribution set forth, or to be set forth, in such Shelf Registration Statement by delivering to the Company a written request to so participate within ten (10) days after the Shelf Notice is received by any such holder of Registrable Securities.

(c) Subject to Section 5.3(d), the Company will use its reasonable best efforts to keep the Shelf Registration Statement continuously effective until the earlier of (i) three (3) years after the Shelf Registration Statement has been declared effective; (ii) the date on which all Registrable Securities covered by the Shelf Registration Statement have been sold thereunder in accordance with the plan and method of distribution disclosed in the prospectus included in the Shelf Registration Statement, or otherwise cease to be Registrable Securities; and (iii) the date on which the holders of Registrable Securities, in the aggregate, no longer hold Registrable Securities that represent at least 2.0% of the Total Voting Power; provided, that the Company’s obligations under this Section 5.3(c) shall cease after completion of the fifth (5th) Shelf Offering by the Demand Shareholders (taking into account the time periods described in Section 5.1(c) as if such Shelf Offering were a Demand Registration).

(d) Notwithstanding anything to the contrary contained in this Agreement, the Company shall be entitled, from time to time, by providing written notice to the holders of Registrable Securities who elected to participate in the Shelf Registration Statement, to require such holders of Registrable Securities to suspend the use of the prospectus for sales of Registrable Securities under the Shelf Registration Statement during any Blackout Period. In the event of a Blackout Period under clause (ii) of the definition thereof, the Company shall deliver to the Demand Shareholders requesting registration a certificate signed by either the chief executive officer or the chief financial officer of the Company certifying that, in the good faith judgment of the Board, the conditions described in clause (ii) of the definition of Blackout Period are met. Such certificate shall contain an approximation of the anticipated delay. After the expiration of any Blackout Period and without any further request from a holder of Registrable Securities, the Company to the extent necessary shall as promptly as reasonably practicable prepare a post-effective amendment or supplement to the Shelf Registration Statement or the prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the prospectus will not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) At any time that a Shelf Registration Statement is effective, if any Demand Shareholder delivers a notice to the Company (a “Take-Down Notice”) stating that it intends to sell all of part of its Registrable Securities included by it on the Shelf Registration Statement (a “Shelf Offering”), then, the Company shall amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Offering (taking into account, solely in connection with a Marketed Underwritten Shelf Offering, the inclusion of Registrable Securities by any other holders pursuant to this Section 5.3). In connection with any Shelf Offering that is an Underwritten Offering and where the plan of distribution set forth in the applicable Take-Down Notice includes a customary “road show” (including an “electronic road show”) or other substantial marketing effort by the Company and the underwriters (a “Marketed Underwritten Shelf Offering”):

(i) such proposing Demand Shareholder(s) shall also deliver the Take-Down Notice to all other holders of Registrable Securities included on the Shelf Registration Statement and permit each such holder to include its Registrable Securities included on the Shelf Registration Statement in the Marketed Underwritten Shelf Offering if such holder notifies the proposing Demand Shareholder(s) and the Company within five (5) days after delivery of the Take-Down Notice to such holder; and

(ii) if the lead managing underwriter(s) advises the Company and the proposing Demand Shareholder(s) that, in its opinion, the inclusion of all of the securities sought to be sold in connection with such Marketed Underwritten Shelf Offering would adversely affect the success thereof, then there shall be included in such Marketed Underwritten Shelf Offering only such securities as the proposing Demand Shareholder(s) is advised by such lead managing underwriter(s) can be sold without such adverse effect, and such number of Registrable Securities shall be allocated in the same manner as described in Section 5.1(g). Except as otherwise expressly specified in this Section 5.3, any Marketed Underwritten Shelf Offering shall be subject to the same requirements, limitations and other provisions of this Article V as would be applicable to a Demand Registration (i.e., as if such Marketed Underwritten Shelf Offering were a Demand Registration), including Section 5.1(e)(ii) and Section 5.1(g).

5.4 Withdrawal Rights. Any holder of Registrable Securities having notified or directed the Company to include any or all of its Registrable Securities in a registration statement under the Securities Act shall have the right to withdraw any such notice or direction with respect to any or all of the Registrable Securities designated by it for registration by giving written notice to such effect to the Company prior to the effective date of such registration statement. In the event of any such withdrawal, the Company shall not include such Registrable Securities in the applicable registration and such Registrable Securities shall continue to be Registrable Securities for all purposes of this Agreement (subject to the other terms and conditions of this Agreement). No such withdrawal shall affect the obligations of the Company with respect to the Registrable Securities not so withdrawn; provided, however, that in the case of a Demand Registration, if such withdrawal shall reduce the number of Registrable Securities sought to be included in such registration below the Registrable Amount, then the Company shall as promptly as practicable give each Demand Shareholder seeking to register Registrable Securities notice to such effect and, within ten (10) days following the mailing of such notice, such Demand Shareholders still seeking registration shall, by written notice to the Company, elect to register additional Registrable Securities to satisfy the Registrable Amount or elect that such registration statement not be filed or, if theretofore filed, be withdrawn. During such ten (10) day period, the Company shall not file such registration statement if not theretofore filed or, if such registration statement has been theretofore filed, the Company shall not seek, and shall use reasonable best efforts to prevent, the effectiveness thereof.

5.5 Holdback Agreements. Each Demand Shareholder, and each other holder of Registrable Securities who at such time Beneficially Owns greater than three percent (3%) of the Total Voting Power or the Total Economic Interest, agrees to enter into customary agreements restricting the public sale or distribution of equity securities of the Company (including sales pursuant to Rule 144 under the Securities Act) to the extent required in writing by the lead managing underwriter(s) with respect to an applicable Underwritten Offering during the period commencing on the date of the request (which shall be no earlier than fourteen (14) days prior to the expected “pricing” of such Underwritten Offering) and continuing for not more than ninety (90) days after the date of the “final” prospectus (or “final” prospectus supplement if the Underwritten Offering is made pursuant to a Shelf Registration Statement), pursuant to which such Underwritten Offering shall be made, plus an extension period, as may be proposed by the lead managing underwriter(s) to address FINRA regulations regarding the publishing of research, or such lesser period as is required by the lead managing underwriter(s) or such lesser period as is required by the lead managing underwriter(s).

If any Demand Registration or Shelf Offering involves an Underwritten Offering, the Company will not effect any public sale or distribution of any common equity (or securities convertible into or exchangeable or exercisable for common equity) (other than a registration statement on Form S-4, Form S-8 or any successor forms thereto) for its own account, within sixty (60) days (plus an extension period as may be proposed by the lead managing underwriter(s) for such Underwritten Offering to address FINRA regulations regarding the publication of research, or such shorter periods as such lead managing underwriter(s) may agree to with the Company), after the effective date of such registration except as may otherwise be agreed between the Company and the lead managing underwriter(s) of such Underwritten Offering.

5.6 Registration Procedures.

(a) If and whenever the Company is required to use reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 5.1, Section 5.2 or Section 5.3, the Company shall as expeditiously as reasonably practicable:

(i) prepare and file with the Commission a registration statement to effect such registration in accordance with the intended method or methods of distribution of such securities and thereafter use reasonable best efforts to cause such registration statement to become and remain effective pursuant to the terms of this Article V; provided, however, that the Company may discontinue any registration of its securities which are not Registrable Securities at any time prior to the effective date of the registration statement relating thereto; provided, further, that before filing such registration statement or any amendments thereto, the Company will furnish to the Demand Shareholders which are including Registrable Securities in such registration (“Selling Shareholders”), their counsel and the lead managing underwriter(s), if any, copies of all such documents proposed to be filed, which documents will be subject to the review and reasonable comment of such counsel, and other documents reasonably requested by such counsel, including any comment letter from the Commission, and, if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such registration statement and each prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access to the Company’s books and records, officers, accountants and other advisors. The Company shall not file any such registration statement or prospectus or any amendments or supplements thereto with respect to a Demand Registration to which the holders of a majority of Registrable Securities held by the Requesting Shareholder(s), their counsel or the lead managing underwriter(s), if any, shall reasonably object, in writing, on a timely basis, unless, in the opinion of the Company, such filing is necessary to comply with Applicable Law;

(ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective pursuant to the terms of this Article V, and comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(iii) if requested by the lead managing underwriter(s), if any, or the holders of a majority of the then outstanding Registrable Securities being sold in connection with an Underwritten Offering, promptly include in a prospectus supplement or post-effective amendment such information as the lead managing underwriter(s), if any, and such holders may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received such request; provided, however, that the Company shall not be required to take any actions under this Section 5.6(a)(iii) that are not, in the opinion of counsel for the Company, in compliance with Applicable Law;

(iv) furnish to the Selling Shareholders and each underwriter, if any, of the securities being sold by such Selling Shareholders such number of conformed copies of such registration statement and of each amendment and supplement thereto, such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and each free writing prospectus (as defined in Rule 405 of the Securities Act) (a “Free Writing Prospectus”) utilized in connection therewith and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such Selling Shareholders and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such Selling Shareholders;

(v) use reasonable best efforts to register or qualify or cooperate with the Selling Shareholders, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities covered by such registration statement under such other securities laws or “blue sky” laws of such jurisdictions as the Selling Shareholders and any underwriter of the securities being sold by such Selling Shareholders shall reasonably request, and to keep each such registration or qualification (or exemption therefrom) effective during the period such registration statement is required to be kept effective and take any other action which may be necessary or reasonably advisable to enable such Selling Shareholders and underwriters to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Selling Shareholders, except that the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (v) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction or (C) file a general consent to service of process in any such jurisdiction;

(vi) use reasonable best efforts to cause such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if no such securities are so listed, use reasonable best efforts to cause such Registrable Securities to be listed on the New York Stock Exchange, the American Stock Exchange or the NASDAQ Stock Market;

(vii) use reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be reasonably necessary to enable the Selling Shareholder(s) thereof to consummate the disposition of such Registrable Securities;

(viii) use reasonable best efforts to provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement;

(ix) enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and use its reasonable best efforts to take all such other actions reasonably requested by the holders of a majority of the Registrable Securities being sold in connection therewith (including those reasonably requested by the lead managing underwriter(s), if any) to expedite or facilitate the disposition of such Registrable Securities, and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an Underwritten Offering (A) make such representations and warranties to the holders of such Registrable Securities and the underwriters, if any, with respect to the business of the Company and its subsidiaries, and the registration statement, prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers in underwritten offerings, and, if true, confirm the same if and when requested, (B) if an underwriting agreement has been entered into, the same shall contain indemnification provisions and procedures substantially to the effect set forth in Section 5.9 hereof with respect to all parties to be indemnified pursuant to said Section except as otherwise agreed by the holders of a majority of the Registrable Securities being sold and (C) deliver such documents and certificates as reasonably requested by the holders of a majority of the Registrable Securities being sold, their counsel and the lead managing underwriters(s), if any, to evidence the continued validity of the representations and warranties made pursuant to sub-clause (A) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder;

(x) in connection with an Underwritten Offering, use reasonable best efforts to obtain for the Selling Shareholders and underwriter(s) (A) opinions of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such Selling Shareholders and underwriters and (B) “comfort” letters and updates thereof (or, in the case of any such Person which does not satisfy the conditions for receipt of a “comfort” letter specified in Statement on Auditing Standards No. 72, an “agreed upon procedures” letter) signed by the independent public accountants who have certified the Company’s financial statements included in such registration statement, covering the matters customarily covered in “comfort” letters in connection with underwritten offerings;

(xi) make available for inspection by the Selling Shareholders, any underwriter participating in any disposition pursuant to any registration statement, and any attorney, accountant or other agent or representative retained in connection with such offering by such Selling Shareholders or underwriter (collectively, the “Inspectors”), financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably necessary, or as shall otherwise be reasonably requested, to enable them to exercise their due diligence responsibility, and cause the officers, directors and employees of the Company and its subsidiaries to supply all information in each case reasonably requested by any such representative, underwriter, attorney, agent or accountant in connection with such registration statement; provided, however, that the Company shall not be required to provide any information under this clause (xi) if (A) the Company believes, after consultation with counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information or (B) if either (1) the Company has requested and been granted from the Commission confidential treatment of such information contained in any filing with the Commission or documents provided supplementally or otherwise or (2) the Company reasonably determines in good faith that such Records are confidential and so notifies the Inspectors in writing; unless prior to furnishing any such information with respect to clause (1) or (2) such Selling Shareholder requesting such information enters into, and causes each of its Inspectors to enter into, a confidentiality agreement on terms and conditions reasonably acceptable to the Company; provided, further, that each Selling Shareholder agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction or by another Governmental Authority, give notice to the Company and allow the Company, at its expense, to undertake appropriate action seeking to prevent disclosure of the Records deemed confidential;

(xii) as promptly as practicable notify in writing the Selling Shareholders and the underwriters, if any, of the following events: (A) the filing of the registration statement, any amendment thereto, the prospectus or any prospectus supplement related thereto or post-effective amendment to the registration statement or any Free Writing Prospectus utilized in connection therewith, and, with respect to the registration statement or any post-effective amendment thereto, when the same has become effective; (B) any request by the Commission or any other U.S. or state governmental authority for amendments or supplements to the registration statement or the prospectus or for additional information; (C) the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings by any Person for that purpose; (D) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or the initiation or threat of any proceeding for such purpose; (E) if at any time the representations and warranties of the Company contained in any mutual agreement (including any underwriting agreement) contemplated by Section 5.6(a)(ix) cease to be true and correct in any material respect; and (F) upon the happening of any event that makes any statement made in such registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such registration statement, prospectus or documents so that, in the case of the registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and, at the request of any Selling Shareholder, promptly prepare and furnish to such Selling Shareholder a reasonable number of copies of a supplement to or an amendment of such registration statement or prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(xiii) use reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of such registration statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest reasonable practicable date, except that, subject to the requirements of Section 5.6(a)(v), the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (xiii) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction or (C) file a general consent to service of process in any such jurisdiction;

(xiv) cooperate with the Selling Shareholders and the lead managing underwriter(s) to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under Applicable Law) representing securities sold under any registration statement, and enable such securities to be in such denominations and registered in such names as the lead managing underwriter(s) or such Selling Shareholders may request and keep available and make available to the Company’s transfer agent prior to the effectiveness of such registration statement a supply of such certificates;

(xv) cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA; and

(xvi) have appropriate officers of the Company prepare and make presentations at a reasonable number of “road shows” and before analysts and rating agencies, as the case may be, and other information meetings reasonably organized by the underwriters, take other actions to obtain ratings for any Registrable Securities (if they are eligible to be rated) and otherwise use its reasonable best efforts to cooperate as reasonably requested by the Selling Shareholders and the underwriters in the offering, marketing or selling of the Registrable Securities.

(b) The Company may require each Selling Shareholder and each underwriter, if any, to furnish the Company in writing such information regarding each Selling Shareholder or underwriter and the distribution of such Registrable Securities as the Company may from time to time reasonably request in writing to complete or amend the information required by such registration statement.

(c) Each Selling Shareholder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in clauses (B), (C), (D), (E) and (F) of Section 5.6(a)(xii), such Selling Shareholder shall forthwith discontinue such Selling Shareholder’s disposition of Registrable Securities pursuant to the applicable registration statement and prospectus relating thereto until such Selling Shareholder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 5.6(a)(xi), or until it is advised in writing by the Company that the use of the applicable prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus; provided, however, that the Company shall extend the time periods under Section 5.1(c) with respect to the length of time that the effectiveness of a registration statement must be maintained by the amount of time the holder is required to discontinue disposition of such securities.

(d) With a view to making available to the holders of Registrable Securities the benefits of Rule 144 under the Securities Act and any other rule or regulation of the Commission that may at any time permit a holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3 (or any successor form), the Company shall:

(i) use reasonable best efforts to make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

(ii) use reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act, at any time when the Company is subject to such reporting requirements; and

(iii) furnish to any holder so long as the holder owns Registrable Securities, promptly upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act and of the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed or furnished by the Company with the Commission as such holder may reasonably request in connection with the sale of Registrable Securities without registration (in each case to the extent not readily publicly available).

5.7 Registration Expenses. All fees and expenses incident to the Company’s performance of its obligations under this Article V, including (a) all registration and filing fees, including all fees and expenses of compliance with securities and “blue sky” laws (including the reasonable and documented fees and disbursements of counsel for the underwriters in connection with “blue sky” qualifications of the Registrable Securities pursuant to Section 5.6(a)(v)) and all fees and expenses associated with filings required to be made with FINRA (including, if applicable, the fees and expenses of any “qualified independent underwriter” as such term is defined in FINRA Rule 5121), (b) all printing (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with the Depository Trust Company and of printing prospectuses if the printing of prospectuses is requested by a holder of Registrable Securities) and copying expenses, (c) all messenger, telephone and delivery expenses, (d) all fees and expenses of the Company’s independent certified public accountants and counsel (including with respect to “comfort” letters and opinions), (e) expenses of the Company incurred in connection with any “road show” and (f) reasonable and documented fees and disbursements of one counsel for all holders of Registrable Securities whose shares are included in a registration statement, which counsel shall be selected by, in the case of a Demand Registration, the Requesting Shareholders, in the case of a Shelf Offering, the Demand Shareholder(s) requesting such offering, or in the case of any other registration, the holders of a majority of the Registrable Securities being sold in connection therewith, shall be borne solely by the Company whether or not any registration statement is filed or becomes effective. In connection with the Company’s performance of its obligations under this Article V, the Company will pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties and the expense of any annual audit) and the expenses and fees for listing the securities to be registered on each securities exchange and included in each established over-the-counter market on which similar securities issued by the Company are then listed or traded. Each Selling Shareholder shall pay its portion of all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of such Selling Shareholder’s Registrable Securities pursuant to any registration.

5.8 Miscellaneous.

(a) Not less than ten (10) Business Days before the expected filing date of each registration statement pursuant to this Agreement, the Company shall notify each holder of Registrable Securities who has timely provided the requisite notice hereunder entitling such holder to register Registrable Securities in such registration statement of the information, documents and instruments from such holder that the Company or any underwriter reasonably requests in connection with such registration statement, including a questionnaire, custody agreement, power of attorney, lock-up letter and underwriting agreement (the “Requested Information”). If the Company has not received, on or before the second Business Day before the expected filing date, the Requested Information from such holder, the Company may file the registration statement without including Registrable Securities of such holder. The failure to so include in any registration statement the Registrable Securities of a holder of Registrable Securities (with regard to that registration statement) shall not result in any liability on the part of the Company to such holder.

(b) The Company shall not grant any demand, piggyback or shelf registration rights the terms of which are more favorable than, senior to or conflict with the rights granted to the holders of Registrable Securities hereunder to any other Person without the prior written consent of Demand Shareholders holding a majority of the Registrable Securities then held by all Demand Shareholders.

5.9 Registration Indemnification.

(a) The Company agrees, without limitation as to time, to indemnify and hold harmless, to the fullest extent permitted by law, each Selling Shareholder and its Affiliates and their respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) such Selling Shareholder or such other indemnified Person and the officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents of each such controlling Person, each underwriter, if any, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) such underwriter, from and against all losses, claims, damages, liabilities, costs, expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses), judgments, fines, penalties, charges and amounts paid in settlement (collectively, the “Losses”), as incurred, arising out of, caused by, resulting from or relating to any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (without limitation of the preceding portions of this Section 5.9(a)) will reimburse each such Selling Shareholder, each of its Affiliates, and each of their respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents and each such Person who controls each such Selling Shareholder and the officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents of each such controlling Person, each such underwriter and each such Person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, Loss, damage, liability or action, except insofar as the same are caused by any information furnished in writing to the Company by any other party expressly for use therein.

(b) In connection with any registration statement in which a Selling Shareholder is participating, without limitation as to time, each such Selling Shareholder shall, severally and not jointly, indemnify the Company, its directors and officers, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Company, from and against all Losses, as incurred, arising out of, caused by, resulting from or relating to any untrue statement (or alleged untrue statement) of material fact contained in the registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (without limitation of the preceding portions of this Section 5.9(b)) will reimburse the Company, its directors and officers and each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, Loss, damage, liability or action, in each case solely to the extent, but only to the extent, that such untrue statement or omission is made in such registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by such Selling Shareholder for inclusion in such registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto. Notwithstanding the foregoing, no Selling Shareholder shall be liable under this Section 5.9(b) for amounts in excess of the net proceeds received by such holder in the offering giving rise to such liability.

(c) Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; provided, however, the failure to give such notice shall not release the indemnifying party from its obligation, except to the extent that the indemnifying party has been actually and materially prejudiced by such failure to provide such notice on a timely basis.

(d) In any case in which any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and acknowledging the obligations of the indemnifying party with respect to such proceeding, the indemnifying party will not (so long as it shall continue to have the right to defend, contest, litigate and settle the matter in question in accordance with this paragraph) be liable to such indemnified party hereunder for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, supervision and monitoring (unless (i) such indemnified party reasonably objects to such assumption on the grounds that there may be defenses available to it which are different from or in addition to the defenses available to such indemnifying party and, as a result, a conflict of interest exists or (ii) the indemnifying party shall have failed within a reasonable period of time to assume such defense and the indemnified party is or would reasonably be expected to be materially prejudiced by such delay, in either event the indemnified party shall be promptly reimbursed by the indemnifying party for the expenses incurred in connection with retaining one separate legal counsel (for the avoidance of doubt, for all indemnified parties in connection therewith)). For the avoidance of doubt, notwithstanding any such assumption by an indemnifying party, the indemnified party shall have the right to employ separate counsel in any such matter and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party except as provided in the previous sentence. An indemnifying party shall not be liable for any settlement of an action or claim effected without its consent (which consent shall not be unreasonably withheld, conditioned or delayed). No matter shall be settled by an indemnifying party without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement (x) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party and (z) is settled solely for cash for which the indemnified party would be entitled to indemnification hereunder.

(e) The indemnification provided for under this Agreement shall survive the Transfer of the Registrable Securities and the termination of this Agreement.

(f) If recovery is not available under the foregoing indemnification provisions for any reason or reasons other than as specified therein, any Person who would otherwise be entitled to indemnification by the terms thereof shall nevertheless be entitled to contribution with respect to any Losses with respect to which such Person would be entitled to such indemnification but for such reason or reasons, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, the Persons’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and other equitable considerations appropriate under the circumstances. It is hereby agreed that it would not necessarily be equitable if the amount of such contribution were determined by pro rata or per capita allocation. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not found guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, no Selling Shareholder shall be required to make a contribution in excess of the amount received by such Selling Shareholder from its sale of Registrable Securities in connection with the offering that gave rise to the contribution obligation.

ARTICLE VI

DEFINITIONS

6.1 Defined Terms. Capitalized terms when used in this Agreement have the following meanings:

“AB” has the meaning set forth in the recitals.

“AB Group” has the meaning set forth in the Purchase Agreement.

“Activist” means, as of any date of determination, a Person (other than an Investor) that has, directly or indirectly through its Affiliates, whether individually or as a member of a Group, within the five-year period immediately preceding such date of determination, (i) made, engaged in or been a participant in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Commission) to vote, or advise or knowingly influence any Person with respect to the voting of, any equity securities of any issuer, including in connection with a proposed change of Control or other extraordinary or fundamental transaction, or a proposal for the election or replacement of directors, not approved (at the time of the first such proposal) by the board of directors of such issuer, (ii) called, or publicly sought to call, a meeting of the shareholders of any issuer or initiated any shareholder proposal for action by shareholders of any issuer, in each case not approved (at the time of the first such action) by the board of directors of such issuer, (iii) otherwise publicly acted, alone or in concert with others, to seek to Control or influence the management or the policies of any issuer (provided, that this clause (iii) is not intended to include the activities of any member of the board of directors of an issuer, with respect to such issuer, taken in good faith solely in his or her capacity as a director of such issuer), (iv) commenced a “tender offer” (as such term is used in Regulation 14D under the Exchange Act) to acquire the equity securities of an issuer that was not approved (at the time of commencement) by the board of directors of such issuer in a Schedule 14D-9 filed under Regulation 14D under the Exchange Act, or (v) publicly disclosed any intention, plan, arrangement or other Contract to do any of the foregoing.

“Affiliate” has the meaning set forth in the Purchase Agreement.

“Agreement” has the meaning set forth in the preamble.

“Aggregate Volume Limitation” has the meaning set forth in Section 2.1(d)(iii).

“Applicable Law” has the meaning set forth in the Purchase Agreement.

“Beneficially Own” has the meaning set forth in the Purchase Agreement.

“Blackout Period” means (i) any regular quarterly period during which directors and executive officers of the Company are not permitted to trade under the insider trading policy of the Company then in effect and (ii) in the event that the Company determines in good faith that the registration would reasonably be expected to materially adversely affect or materially interfere with any bona fide material financing of the Company or any material transaction under consideration by the Company or would require disclosure of information that has not been, and is not otherwise required to be, disclosed to the public, the premature disclosure of which would materially adversely affect the Company, a period of up to seventy-five (75) days; provided, that a Blackout Period described in this clause (ii) may not occur more than twice in any period of eighteen (18) consecutive months.

“Board” has the meaning set forth in Section 1.1.

“Business Day” means a day on which banks are generally open for normal business in New York, New York, which day is not a Saturday or a Sunday.

“Call Exercise Period” has the meaning set forth in the Purchase Agreement.

“Call Option” has the meaning set forth in the Purchase Agreement.

“Commission” means the Securities and Exchange Commission or any other federal agency administering the Securities Act.

“Company” has the meaning set forth in the preamble.

“Company Common Stock” has the meaning set forth in the recitals.

“Confidential Information” means all information (irrespective of the form of communication, and irrespective of whether obtained prior to or after the date hereof) obtained by or on behalf of an Investor or its Representatives from the Company or its Representatives, the Beneficial Ownership of Shares or through the rights granted pursuant hereto, other than information which (i) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Investor or such of its Representatives, (ii) was or becomes available to such Investor or such of its Representatives on a non-confidential basis from a source other than the Company or its Representatives, or any other Investor or its Representatives, as the case may be, provided, that the source thereof is not known by such Investor or such of its Representatives to be bound by an obligation of confidentiality, or (iii) is independently developed by such Investor or such of its Representatives without the use of any such information that would otherwise be Confidential Information hereunder. Subject to clauses (i)-(iii) above, Confidential Information also includes (a) all non-public information previously provided by the Company or its Representatives under the provisions of any confidentiality agreement between the Company, the Investors or their respective Affiliates or Representatives, including the Confidentiality Agreement, including all information, documents and reports referred to thereunder, (b) subject to any disclosures permitted under Section 7.07 of the Purchase Agreement, all non-public understandings, agreements and other arrangements between and among the Company and the Investors, and (c) all other non-public information received from, or otherwise relating to, the Company, its subsidiaries and any Investor or any other investor in any of the foregoing.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of June 17, 2011, between Gibco and the Company.

“Consent” has the meaning set forth in the Purchase Agreement.

“Contract” has the meaning set forth in the Purchase Agreement.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Affiliate” means any Affiliate of the specified Person that is, directly or indirectly, Controlled by the specified Person.

“Darrois” has the meaning set forth in Section 7.14.

“Demand” has the meaning set forth in Section 5.1(a).

“Demand Registration” has the meaning set forth in Section 5.1(a).

“Demand Shareholder” means any SP Investor or any KKR Investor, in either case that holds Registrable Securities.

“Designated Entity” means any Person (i) set forth on Schedule I (and any successor thereof) or (ii) who, as of any time of determination, engages in the retail pharmacy, pharmaceutical wholesale, pharmaceutical pre-wholesale or pharmacy benefit management services businesses, other than to a de minimis extent.

“Dispute” has the meaning set forth in Section 7.10(a).

“DM” has the meaning set forth in Section 1.1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Transferee” has the meaning set forth in Section 2.1(c)(iv).

“Existing Counsel” has the meaning set forth in Section 7.14.

“First Step Closing” has the meaning set forth in the Purchase Agreement.

“First Step Closing Date” has the meaning set forth in the Purchase Agreement.

“First Step Company Shares” has the meaning set forth in the Purchase Agreement.

“First Step Ownership Period” means the period beginning on the First Step Closing Date and ending on the earlier of (a) the date immediately following the final day of the Standstill Period and (b) the Second Step Closing Date, if any.

“First Step Purchase Price” has the meaning set forth in the Purchase Agreement.

“First Step Restricted Period” has the meaning set forth in Section 2.1(a).

“First Step Walgreens Shares” has the meaning set forth in the recitals.

“Foreign or State Act” has the meaning set forth in Section 2.1(g).

“Form S-3” has the meaning set forth in Section 5.3(a).

“Free Writing Prospectus” has the meaning set forth in Section 5.6(a)(iv).

“Gibco” has the meaning set forth in the recitals.

“Gibco Principal Investors” has the meaning set forth in the Shareholders Agreement.

“Governmental Authority” means any federal, national, state, local, cantonal, municipal, international or multinational government or political subdivision thereof, governmental department, commission, board, bureau, agency, taxing or regulatory authority, instrumentality or judicial or administrative body, or arbitrator or SRO, having jurisdiction over the matter or matters in question.

“Group” has the meaning assigned to such term in Section 13(d)(3) of the Exchange Act.

“ICC” has the meaning set forth in Section 7.10(b).

“Individual Volume Limitation” has the meaning set forth in Section 2.1(d)(iii).

“Initial Investors” has the meaning set forth in the preamble.

“Initial KKR Investors” has the meaning set forth in the preamble.

“Initial Other Investor” has the meaning set forth in the preamble.

“Initial Primary Investors” has the meaning set forth in the preamble.

“Initial SP Investors” has the meaning set forth in the preamble.

“Inspectors” has the meaning set forth in Section 5.6(a)(xi).

“Investor Indemnification Agreements” means each and every certificate, memorandum or articles of incorporation or association, bylaws, limited liability company operating agreement, limited partnership agreement and any other organizational document of, and each and every insurance policy maintained by, the SP Investors, KKR, the KKR Investors or their respective Affiliates, as applicable, providing for, among other things, indemnification of and advancement of expenses for the SP Investor Director and the KKR Investor Director, as applicable, for, among other things, the same matters that are subject to indemnification and advancement of expenses under this Agreement.

“Investor Indemnitors” means the SP Investors and the KKR Investors and their respective Affiliates, as applicable, in their capacity as indemnitors to the SP Investor Director and KKR Investor Director, as applicable, under the applicable Investor Indemnification Agreements.

“Investors” means the KKR Investors, the SP Investors and the Other Investors.

“KKR” has the meaning set forth in the preamble.

“KKR Investment Fund” means any investment fund, separate account or other similar investment vehicle that is, directly or indirectly, managed or advised by KKR or any of its Controlled Affiliates.

“KKR Investor Designee” means, subject to Section 1.3, an individual (who must be an employee of KKR or one of its Controlled Affiliates) designated in writing by the KKR Investors for election or appointment to the Board.

“KKR Investor Director” means a KKR Investor Designee who has been elected or appointed to the Board.

“KKR Investor Rights Termination Event” shall be deemed to occur if (i) as of the end of any Business Day following the earlier to occur of (a) the Second Step Closing Date and (b) the date of termination of the Purchase Agreement with respect to the Second Step Acquisition, the KKR Investors Beneficially Own less than the lesser of (x) 4% of the Total Voting Power or the Total Economic Interest and (y) 65% of the Shares Beneficially Owned by the KKR Investors as of immediately following the Second Closing (provided, that, if the Purchase Agreement is terminated with respect to the Second Step Acquisition without the Second Closing having occurred, then as of immediately following the First Step Closing) or (ii) KKR, any KKR Investment Fund or any of their respective Affiliates (in each case, excluding any KKR Non-Private Equity Business) Beneficially Owns 5% or more of the outstanding voting securities of a Walgreens Specified Person; provided, that, for purposes of clause (ii), in the case of the acquisition of such Beneficial Ownership in a Walgreens Specified Person listed on part (B) of Schedule II, KKR shall (to the extent practicable) notify the Company in advance of such acquisition (and, in any event, no later than promptly following such acquisition), KKR and the Company shall thereafter discuss in good faith the effect of such acquisition on the service of any KKR Investor Designee on the Board, and the Board and the Company generally, and the Company shall, in its sole discretion, determine whether a KKR Investor Rights Termination Event shall be deemed to have occurred.

“KKR Investors” means (i) the Initial KKR Investors, (ii) any Permitted Transferee of any Initial KKR Investor that is Transferred Shares by such Initial KKR Investor in compliance with the terms of this Agreement and (iii) any Permitted Transferee of any of the Persons included in clause (ii) of this definition that is Transferred Shares by such Person in compliance with the terms of this Agreement.

“KKR Non-Private Equity Business” means any business or investment of KKR and its Affiliates distinct from the private equity business of KKR and its Affiliates; provided, that such business or investment shall not be deemed to be distinct from such private equity business if and at such time that (i) any Confidential Information with respect to the Company is made available to executives or other investment professionals of KKR and its Affiliates who are not involved in the private equity business and who are involved in such other business or investment or (ii) KKR or any of its Affiliates instructs or overtly encourages any such business or investment to take any action that would violate any provision of this Agreement that would be applicable to such business or investment were it to be deemed to be a KKR Investor hereunder.

“KKR Ownership Limit” means, during the First Step Ownership Period, 5% of the Total Voting Power or the Total Economic Interest, and during the Second Step Ownership Period, 10% of the Total Voting Power or the Total Economic Interest; provided, that, in either case, the effect of any share repurchases by the Company shall not be counted for purposes of any measurement of the KKR Ownership Limit (and, for the avoidance of doubt, none of the KKR Investors shall be required to sell or otherwise dispose of any shares of Company Common Stock as a consequence of any such repurchase or any other similar action undertaken by the Company) unless and until any KKR Investor has acquired Beneficial Ownership of additional Voting Securities following such repurchase; provided, further, that the parties hereto acknowledge and agree that with respect to any measurement of the KKR Ownership Limit (and the KKR Investors’ compliance therewith) for purposes of this Agreement following the Second Step Closing and until the final Transfer by Gibco of 100% of the Second Step Walgreens Shares to either the Shareholder Distributees and/or the Company pursuant to Section 7.16 and Article X of the Purchase Agreement, the KKR Investors shall be deemed to have already received and to continue Beneficially Own all of the Second Step Walgreens Shares that the KKR Investors would have received if Gibco Transferred 100% of the Second Step Walgreens Shares solely to the Shareholder Distributees on the Second Step Closing Date.

“KKR Related Persons” has the meaning set forth in Section 1.6(c).

“Limited Guarantees” has the meaning set forth in the Purchase Agreement.

“Losses” has the meaning set forth in Section 5.9(a).

“Marketed Underwritten Shelf Offering” has the meaning set forth in Section 5.3(e).

“MEP Agreement” has the meaning set forth in the Purchase Agreement.

“Nominating and Governance Committee” means the Nominating and Governance Committee of the Company or any such successor committee.

“Non-Liable Person” has the meaning set forth in Section 7.13.

“Order” has the meaning set forth in the Purchase Agreement.

“Other Demanding Sellers” has the meaning set forth in Section 5.2(b).

“Other Gibco Investors” means (i) Initial Other Investors that are Shareholder Distributees of Gibco, (ii) any Permitted Transferee of any Initial Other Investor that is a Shareholder Distributee of Gibco, which Permitted Transferee is Transferred Shares by such Initial Other Investor in compliance with the terms of this Agreement and (iii) any Permitted Transferee of any of the Persons included in clause (ii) of this definition, which Permitted Transferee is Transferred Shares by such Person in compliance with the terms of this Agreement.

“Other Investors” means (i) the Other Gibco Investors and (ii) the Other MEP Investors.

“Other MEP Bare Trustee” has the meaning set forth in Section 4.1(a)(ii).

“Other MEP Investors” means (i) Initial Other Investors that receive First Step Walgreens Shares or Second Step Walgreens Shares, as applicable, pursuant to the MEP Agreement or the MEP Restructuring, (ii) any Permitted Transferee of any Initial Other Investor included in clause (i) of this definition, which Permitted Transferee is Transferred Shares by such Initial Other Investor in compliance with the terms of this Agreement and (iii) any Permitted Transferee of any of the Persons included in clause (ii) of this definition, which Permitted Transferee is Transferred Shares by such Person in compliance with the terms of this Agreement.

“Other Proposed Sellers” has the meaning set forth in Section 5.2(b).

“Permitted Transfer” has the meaning set forth in Section 2.1(c).

“Permitted Transferee” means (a) with respect to the Initial SP Investors (i) SP; (ii) any Person (other than an individual) (x) that is wholly-owned directly or indirectly by SP and the Serenity Trust and no other Person and (y) with respect to which SP controls directly or indirectly 100% of the voting power; (iii)(x) a spouse (which for the purposes of this Agreement shall include Ornella Barra), lineal descendant (whether natural or adopted), sibling or parent of SP or (y) upon SP’s death, an heir, executor, administrator, testamentary trustee, legatee or beneficiary of SP; (iv) a foundation or similar entity established by SP for the purpose of serving charitable goals, Controlled by the Persons named in clause (iii); (v) the Serenity Trust, a Cayman Island Trust, and any other trust, the beneficiaries of which include only the Persons named in clause (iii) or (iv); and (v) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only the Persons named in clause (i), (ii) or (iii); (b) with respect to any Investor that is not an individual, any Affiliate of such Investor; and (c) with respect to any Investor that is an individual (i) (x) a spouse, lineal descendant (whether natural or adopted), sibling or parent of such Investor or (y) upon such Investor’s death, an heir, executor, administrator, testamentary trustee, legatee or beneficiary of such Investor; (ii) a foundation or similar entity established by such Investor for the purpose of serving charitable goals, Controlled by the Persons named in clause (i); (iii) any trust, the beneficiaries of which include only the Persons named in clause (i) or (ii); and (iv) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only the Persons named in clause (i), (ii) or (iii); provided, in the case of any of clause (a), clause (b) or clause (c), that such Transferee would continue to qualify as a Permitted Transferee of the applicable Transferor if such Transfer were to take place as of any time of determination (and, in the event that such Transferee would no longer so qualify, such Transferee shall immediately Transfer back the Transferred securities to such Transferor and such Transfer shall, to the fullest extent permitted by law, be null and void ab initio, and the Company shall no longer, and shall instruct its transfer agent and other third parties to no longer, record or recognize such Transfer on the share register of the Company).

“Person” has the meaning set forth in the Purchase Agreement.

“Piggyback Notice” has the meaning set forth in Section 5.2(a).

“Piggyback Registration” has the meaning set forth in Section 5.2(a).

“Piggyback Seller” has the meaning set forth in Section 5.2(a).

“Pre-Second Step Restricted Period” has the meaning set forth in Section 2.1(a).

“Principal Investor Side Letters” means the letter agreements executed and delivered by the Gibco Principal Investors and the Company on the date of the Purchase Agreement and attached as Exhibit C thereto.

“Proceeding” has the meaning set forth in the Purchase Agreement.

“Prohibited Transferee” means any Designated Entity or any Activist.

“Purchase Agreement” has the meaning set forth in the recitals.

“Records” has the meaning set forth in Section 5.6(a)(xi).

“Registrable Amount” means an amount of Registrable Securities having an aggregate value of at least $250 million (based on the anticipated offering price (as reasonably determined in good faith by the Company)), without regard to any underwriting discount or commission, or such lesser amount of Registrable Securities as would result in the disposition of all of the Registrable Securities Beneficially Owned by the applicable Requesting Shareholder; provided, that such lesser amount shall have an aggregate value of at least $100 million (based on the anticipated offering price (as reasonably determined in good faith by the Company)), without regard to any underwriting discount or commission.

“Registrable Securities” means (a) following the expiration of the First Step Restricted Period, the First Step Walgreens Shares held by the SP Investors, the First Step Walgreens Shares held by the KKR Investors and the First Step Walgreens Shares held by any Other Gibco Investor and (b) following the expiration of the Second Step Restricted Period, the First Step Walgreens Shares and Second Step Walgreens Shares held by the SP Investors, the First Step Walgreens Shares and Second Step Walgreens Shares held by the KKR Investors and the First Step Walgreens Shares and Second Step Walgreens Shares held by any Other Gibco Investor; provided, that any such Shares shall cease to be Registrable Securities when (i) they are sold pursuant to an effective registration statement under the Securities Act, (ii) they are sold pursuant to Rule 144 under the Securities Act or (iii) they shall have ceased to be outstanding.

“Representatives” has the meaning set forth in Section 1.6(c).

“Requested Information” has the meaning set forth in Section 5.8(a).

“Requesting Shareholders” has the meaning set forth in Section 5.1(a).

“Restricted Periods” has the meaning set forth in Section 2.1(b).

“Rules” has the meaning set forth in Section 7.10(b).

“Second Step Closing” has the meaning set forth in the Purchase Agreement.

“Second Step Closing Date” has the meaning set forth in the Purchase Agreement.

“Second Step Company Shares” has the meaning set forth in the Purchase Agreement.

“Second Step Ownership Period” means the period beginning on the Second Step Closing Date and ending on the date immediately following the final day of the Standstill Period.

“Second Step Purchase Price” has the meaning set forth in the Purchase Agreement.

“Second Step Restricted Period” has the meaning set forth in Section 2.1(b).

“Second Step Walgreens Shares” has the meaning set forth in the recitals.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning set forth in the Purchase Agreement.

“Selling Shareholders” has the meaning set forth in Section 5.6(a)(i).

“Senior Manager” has the meaning set forth in the Purchase Agreement.

“Shareholders Agreement” has the meaning set forth in the Purchase Agreement.

“Shareholder Distributees” has the meaning set forth in the Purchase Agreement.

“Shares” has the meaning set forth in the recitals.

“Shelf Notice” has the meaning set forth in Section 5.3(a).

“Shelf Offering” has the meaning set forth in Section 5.3(e).

“Shelf Registration Statement” has the meaning set forth in Section 5.3(a).

“SP” has the meaning set forth in the preamble.

“SP First Step Ownership Limit” means, as at any time of measurement during the First Step Ownership Period, the sum of (A) 95 million shares of Company Common Stock plus (B) from and after the date on which the aggregate number of shares of Company Common Stock Beneficially Owned by the SP Investors equals 95 million shares, only such additional shares of Company Common Stock that are purchased by the SP Investors solely through the reinvestment of dividends paid on any shares of Company Common Stock Beneficially Owned by the SP Investors as of the dividend record date; it being acknowledged and agreed that the only shares of Company Common Stock that the SP Investors may acquire at any time during the First Step Ownership Period in excess of 95 million shall be shares acquired through the reinvestment of dividends.

“SP Investor Designee” means, subject to Section 1.3, an individual designated in writing by the SP Investors for election or appointment to the Board; provided, that, other than SP, such individual may not be a (i) current director, officer or employee of AB or any of its Controlled Affiliates, or any of the foregoing during the last three years prior to the time of measurement or (ii) a current or former director, officer or employee of Walgreens or any of its Controlled Affiliates (other than any former director, officer or employee of Fox).

“SP Investor Director” means an SP Investor Designee who has been elected or appointed to the Board.

“SP Investor Rights Termination Event” shall be deemed to occur (i) if, as of the end of any Business Day following the earliest to occur of (a) the Second Step Closing Date and (b) the termination of the Purchase Agreement with respect to the Second Step Acquisition: (x) the SP Investors Beneficially Own less than 5% of the Total Voting Power and (y) SP is no longer serving as Executive Chairman or Chief Executive Officer of AB or, notwithstanding such title, is no longer actively involved in an operational and management capacity in the business activities and operational decisions of AB, Walgreens and its subsidiaries.

“SP Investors” means (i) the Initial SP Investors, (ii) any Permitted Transferee of an Initial SP Investor that is Transferred Shares by such Initial SP Investor in compliance with the terms of this Agreement and (iii) any Permitted Transferee of any of the Persons included in clause (ii) of this definition that is Transferred Shares by such Person in compliance with the terms of this Agreement and (iv) any Exchange Transferee of any of the Persons included in clauses (i), (ii) or (iii) that is Transferred Shares by such Person in compliance with the terms of this Agreement.

“SP Ownership Limit” means, during the First Step Ownership Period, the SP First Step Ownership Limit, and during the Second Step Ownership Period, the SP Second Step Ownership Limit.

“SP Second Step Ownership Limit” means, as at any time of measurement during the Second Step Ownership Period, the sum of (A) 167 million shares of Company Common Stock plus (B) from and after the date on which the aggregate number of shares of Company Common Stock Beneficially Owned by the SP Investors equals 167 million shares, only such additional shares of Company Common Stock that are purchased by the SP Investors solely through the reinvestment of dividends paid on any shares of Company Common Stock Beneficially Owned by the SP Investors as of the dividend record date; it being acknowledged and agreed that (i) the only shares of Company Common Stock that the SP Investors may acquire at any time in excess of 167 million shall be shares acquired through the reinvestment of dividends and (ii) with respect to any measurement of the SP Second Step Ownership Limit (and the SP Investors’ compliance therewith) for purposes of this Agreement from and after the Second Step Closing until the final Transfer by Gibco of 100% of the Second Step Walgreens Shares to either the Shareholder Distributees and/or the Company pursuant to Section 7.16 and Article X of the Purchase Agreement, the SP Investors shall be deemed to have already received and to continue to Beneficially Own the sum of (A) the number of shares of Company Common Stock equal to the product of (x) the SP Sharing Percentage multiplied by (y) the Second Step Walgreens Shares plus (B) the number of shares of Company Common Stock equal to the product of (x) the SP Sharing Percentage multiplied by (y) the Second Step Cash Consideration divided by (z) the Thirty Day VWAP (calculated in U.S. Dollars) of the shares of Company Common Stock as of the Second Step Closing Date.

“SP Sharing Percentage” means a fraction, expressed as a percentage, (x) the numerator of which is the total equity invested by the Initial SP Investors in Gibco and (y) the denominator of which is the total equity invested in Gibco by all the Initial SP Investors, all the Initial KKR Investors and all the other Gibco Investors.

“SRO” means (i) any “self regulatory organization” as defined in Section 3(a)(26) of the Exchange Act, (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market, or (iii) any other securities exchange.

“Standstill Period” has the meaning set forth in Section 2.2(b).

“STB” has the meaning set forth in Section 7.14.

“Take-Down Notice” has the meaning set forth in Section 5.3(e).

“Total Economic Interest” means, as of any date of determination, the total economic interests of all Voting Securities then outstanding. The percentage of the Total Economic Interest Beneficially Owned by any Person as of any date of determination is the percentage of the Total Economic Interest then Beneficially Owned by such Person, including pursuant to any swaps or any other agreements, transactions or series of transactions, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise.

“Total Voting Power” means, as of any date of determination, the total number of votes that may be cast in the election of directors of the Company if all Voting Securities then outstanding were present and voted at a meeting held for such purpose. The percentage of the Total Voting Power Beneficially Owned by any Person as of any date of determination is the percentage of the Total Voting Power of the Company that is represented by the total number of votes that may be cast in the election of directors of the Company by Voting Securities then Beneficially Owned by such Person.

“Transactions” has the meaning set forth in the Purchase Agreement.

“Transaction Documents” has the meaning set forth in the Purchase Agreement.

“Transfer” means (i) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest in any capital stock or (ii) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise. “Transferor” means a Person that Transfers or proposes to Transfer; and “Transferee” means a Person to whom a Transfer is made or is proposed to be made.

“Underwritten Offering” means a sale of securities of the Company to an underwriter or underwriters for reoffering to the public.

“Unpaid Indemnitee Amounts” has the meaning set forth in Section 1.2(e).

“Voting Securities” means shares of Common Stock and any other securities of the Company entitled to vote generally in the election of directors of the Company.

“Walgreens Specified Person” means any Person set forth on Schedule II (and any successor thereof).

6.2 Interpretation. Whenever used: the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, and the words “hereof” and “herein” and similar words shall be construed as references to this Agreement as a whole and not limited to the particular Article, Section, Annex, Exhibit or Schedule in which the reference appears. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Annexes, Exhibits and Schedules mean the Articles, Sections and Annexes of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. References to “$” or “dollars” means United States dollars. Any reference in this Agreement to any gender shall include all genders. The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms. The Annexes, Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings of the Articles and Sections are for convenience of reference only and do not affect the interpretation of any of the provisions hereof. If, and as often as, there is any change in the outstanding shares of Company Common Stock by reason of stock dividends, splits, reverse splits, spin-offs, split-ups, mergers, reclassifications, reorganizations, recapitalizations, combinations or exchanges of shares and the like, appropriate adjustment shall be made in the provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the rights and obligations set forth therein that continue to be applicable on the date of such change. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement, as this Agreement is the product of negotiation between sophisticated parties advised by counsel.

ARTICLE VII

MISCELLANEOUS

7.1 Term. This Agreement will be effective as of the date hereof and shall automatically terminate upon the date that the SP Investors and the KKR Investors, in the aggregate, Beneficially Own less than 2% of the Total Voting Power, so long as, as of such date, all of the then-remaining Registrable Securities Beneficially Owned by the SP Investors and all of the then-remaining Registrable Securities Beneficially Owned by the KKR Investors, in each case, may be sold in a single transaction without limitation under Rule 144 under the Securities Act. If this Agreement is terminated pursuant to this Section 7.1, this Agreement shall become void and of no further force and effect, except for the provisions set forth in Section 1.6(c) (which shall survive termination of this

Agreement for a period of five (5) years), Section 5.9, Section 6.2 and this Article VII, and except that no termination hereof pursuant to this Section 7.1 shall have the effect of shortening the Standstill Period or the period defined by clause (1) or (2) of the first sentence of Section 3.1.

7.2 Notices.

(a) Notices and other statements in connection with this Agreement shall be in writing in the English language and shall be delivered by hand, facsimile or overnight courier to the recipient’s facsimile number or address as set forth below or to such other facsimile number or address as a party hereto may notify to the other parties hereto from time to time and shall be given:

(i) if to the Company, to:

Name:	Walgreen Co.
Address:	108 Wilmot Road
Deerfield, Illinois 60015
Fax:	(847) 315-3652
Attention:	Thomas J. Sabatino, Executive Vice President,
General Counsel and Corporate Secretary

with a copy to (which shall not be considered notice):

Name:	Wachtell, Lipton, Rosen & Katz
Address:	51 West 52nd Street
New York, New York 10019
Country:	United States
Fax:	(212) 403-2000
Attention:	Andrew R. Brownstein, Esq.
Benjamin M. Roth, Esq.

(ii) if to SP or an SP Investor, to:

Name:	Alliance Santé Participations S.A.
Address:	14, Avenue du X Septembre
L-2550 Luxembourg
Country:	Grand Duchy of Luxembourg
Fax:	+352 27 99 01 039
Attention:	Jean-Paul Goerens

with a copy to (which shall not be considered notice):

Name:	Darrois Villey Maillot Brochier
Address:	69 avenue Victor Hugo
75116 Paris
Country:	France
Fax:	+33 1 45 02 49 59
Attention:	Me. Alain Maillot
Benjamin Burman, Esq.

(iii) if to KKR or a KKR Investor, to:

Name:	c/o Kohlberg Kravis Roberts & Co. L.P.
Address:	9 West 57th Street, Suite 4200
New York, New York 10019
Country:	United States
Fax:	(212) 750-0003
Attention:	David J. Sorkin

with a copy to (which shall not be considered notice):

Name:	Simpson Thacher & Bartlett LLP
Address:	425 Lexington Avenue
New York, New York 10017
Country:	United States
Fax:	(212) 455-2502
Attention:	Mark D. Pflug, Esq.

(iv) if to an Other Investor, to the address of such Other Investor as set forth in the applicable joinder pursuant to which such Other Investor became party to this Agreement.

(b) A notice shall be effective upon receipt and shall be deemed to have been received:

(i) at the time of delivery, if delivered by hand, or overnight courier; or

(ii) at the time of transmission in legible form if received prior to 5:00 p.m. local time on such date or at the beginning of the recipient’s next Business Day if received after 5:00 p.m. local time on such date or such date is not a Business Day, if delivered by fax.

7.3 Investor Actions. Any determination, consent or approval of, or notice or request delivered by, or any similar action of, the SP Investors, the KKR Investors or the Investors, as applicable, shall be made by, and shall be valid and binding upon, all SP Investors, all KKR Investors or all Investors, respectively, if made by (i) in the case of the SP Investors, the SP Investors Beneficially Owning a majority of the Total Voting Power then Beneficially Owned by all SP Investors, (ii) in the case of the KKR Investors, the KKR Investors Beneficially Owning a majority of the Total Voting Power then Beneficially Owned by all KKR Investors and (iii) in the case of all Investors, a majority of the Total Voting Power then Beneficially Owned by all Investors.

7.4 Amendments and Waivers. No provision of this Agreement may be amended or modified unless such amendment or modification is in writing and signed by (i) the Company, (ii) the SP Investors Beneficially Owning a majority of the Total Voting Power then Beneficially Owned by all SP Investors, (iii) the KKR Investors Beneficially Owning a majority of the Total Voting Power then Beneficially Owned by all KKR Investors and (iv) Investors Beneficially Owning a majority of the Total Voting Power then Beneficially Owned by all Investors. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

7.5 Successors and Assigns. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 7.5 shall be void.

7.6 Severability. It is the intent of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under Applicable Law and public policies applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Agreement shall be adjudicated to be invalid or unenforceable, such provision or portion thereof shall be deemed amended to the minimum extent necessary to render such provision or portion valid and enforceable, and such amendment will apply only with respect to the operation of such provision or portion in the particular jurisdiction in which such adjudication is made.

7.7 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

7.8 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the other Transaction Documents, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

7.9 Governing Law; Jurisdiction. This Agreement, and any claim hereunder, shall be governed by, and construed in accordance with, the substantive laws of the State of New York, United States of America, without reference to conflict of law principles, provided that the Illinois Business Corporation Act shall govern to the extent mandatorily applicable to Illinois corporations.

7.10 Dispute Resolution; Consent to Arbitration.

(a) If any dispute, controversy or claim arises out of or in connection with this Agreement or the other Transaction Documents, including any question regarding its existence, validity, termination, breach or interpretation or any dispute regarding the validity, amount or liability for any claim arising hereunder (a “Dispute”), the parties hereto shall use all commercially reasonable efforts to resolve the matter amicably. If one party gives another party (or parties) hereto notice that a Dispute with respect of Article I or Article III hereof has arisen and the applicable parties are unable to resolve such Dispute within 20 days of service of such notice, then the Dispute shall be referred to SP (or, in the event of his death or permanent disability, any other individual designated by the SP Investors Beneficially Owning a majority of the Total Voting Power then Beneficially Owned by all SP Investors), DM (or any other individual designated by the KKR Investors Beneficially Owning a majority of the Total Voting Power then Beneficially Owned by all KKR Investors) and Gregory D. Wasson (or his successor as chief executive officer of Walgreens), who shall attempt to resolve the Dispute. No party shall resort to arbitration against another with respect to any such Dispute under this Agreement until 20 days after such referral.

(b) Any Dispute in respect of Article I or Article III hereof which remains unresolved pursuant to Section 7.10(a) 20 days after such referral, or any Dispute in respect of any other provisions hereof, which a party wishes to have resolved shall be referred upon the application of any party hereto to, and finally resolved by, arbitration under the Rules of Arbitration (the “Rules”) in force at the date of this Agreement of the International Chamber of Commerce’s International Court of Arbitration (the “ICC”) and shall be administered by the ICC. The seat, or legal place, of arbitration shall be New York, New York. The language to be used in the arbitration proceedings shall be English and all submissions shall be made in English. The substantive laws of New York shall be applicable to the merits of the Dispute (except where the substantive laws of Illinois shall mandatorily apply, in which case such laws shall be applicable to the merits of the Dispute). The tribunal shall consist of three arbitrators nominated pursuant to Article 12 of the Rules.

(c) Each party hereto acknowledges and agrees that the arbitrators shall have the power to grant any remedy or relief available under Applicable Law, including but not limited to injunctive relief, whether interim and/or final, and specific performance pursuant to Article 28 of the Rules, and any measures ordered by the arbitrators may be specifically enforced by any court of competent jurisdiction. Each party hereto retains the right to seek interim or provisional measures, including injunctive relief and including pre-arbitral attachments or injunctions, from any court of competent jurisdiction, and any such request shall not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate.

(d) Each party hereto agrees that any arbitral proceedings under this Agreement and any arbitral proceedings under the Purchase Agreement and any of the other Transaction Documents and any other agreements between the parties hereto or their Affiliates in connection with the Transactions (including the Shareholders Agreement) may (to the extent the arbitral tribunal considers appropriate given the subject matter of the particular Dispute) be consolidated or be heard together concurrently before the same arbitral tribunal. The parties hereto further agree that any arbitral tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings.

(e) The parties hereto do not authorize the arbitral tribunal, and the arbitral tribunal shall have no power or jurisdiction to: (i) alter or modify, or substitute its own interpretation of, any of the express terms, provisions or conditions of this Agreement, but shall enforce the contract strictly as drafted according to its terms or (ii) settle or resolve any Dispute by amiable composition or ex aequo et bono or by arbitration in equity.

(f) Each party hereto irrevocably consents to service of process in the manner provided for the giving of notices pursuant to Section 7.2 of this Agreement. Nothing in this Section 7.10 shall affect the right of any party to serve process in any other manner permitted by Law.

7.11 Specific Performance. The parties hereto agree that monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is expressly agreed that the parties hereto shall be entitled to equitable relief, including injunctive relief and specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or in equity.

7.12 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and each such party’s respective heirs, successors and permitted assigns; provided, that the Persons indemnified under Section 5.9 are intended third party beneficiaries of Section 5.9, and Non-Liable Persons are intended third party beneficiaries of Section 7.13.

7.13 No Recourse. Except as expressly set forth in the Principal Investor Side Letters or, upon execution and delivery thereof, if any, at the Second Step Closing in accordance with the Purchase Agreement, the Limited Guarantees, notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that any party hereto may be a partnership or limited liability company, each party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the named parties hereto shall have any obligation hereunder and that it has no rights or recovery hereunder against, and no recourse hereunder or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Investor (or any of their heirs, successors or permitted assigns), or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing Persons, but in each case not including the named parties hereto (each, a “Non-Liable Person”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such party against any Non-Liable Person, by the enforcement of any assignment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law or otherwise; it being expressly agreed and acknowledged that except as expressly set forth in Principal Investor Side Letters or the Limited Guarantees, no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Liable Person, as such, for any obligations of the applicable party under this Agreement or the transactions contemplated hereby, in respect of any oral representations made or alleged to have been made in connection herewith or therewith or for any claim (whether in tort, contract or otherwise) based on, in respect of or by reason of, such obligations or their creation.

7.14 Conflicts and Privilege. It is acknowledged by each of the parties hereto that Gibco and AB have retained Simpson Thacher & Bartlett LLP (“STB”), Darrois Villey Maillot Brochier AARPI (“Darrois”), Niederer Kraft & Frey Ltd. and Clifford Chance LLP (collectively, “Existing Counsel”) to act as counsel in connection with the transactions contemplated hereby and otherwise. All of the parties hereto recognize the community of interest that exists and will continue to exist until the First Step Closing and the Second Step Closing, and the parties hereto agree that such community of interest should continue to be recognized after each respective date thereof. To the extent that any material subject to the attorney-client privilege, or any other applicable legal privilege, as regards Gibco or the AB Group, has been shared between them, whether prior to or after the date hereof, it is the desire, intention and mutual understanding of the parties hereto that the sharing of such material is not intended to, and shall not, waive or diminish in any way such material’s continued protection under attorney-client or any other applicable legal privilege. Specifically, the parties hereto agree that (a) the Company shall not, and from and after the Second Step Closing shall cause AB not to, seek to have any Existing Counsel disqualified from representing Gibco or AB or any member of the AB Group in any dispute (whether in contract, tort or otherwise) based upon, arising out of or related to this Agreement or any of the transactions contemplated hereunder in whole or in part and (b) in connection with any dispute that may arise, prior to the Second Step Closing, between Gibco or AB or any member of the AB Group, on the one hand, and Walgreens, on the other hand or, from and after the Second Step Closing, Walgreens or AB or any member of the AB Group on the one hand, and Gibco, on the other hand, Gibco and its Affiliates involved in such dispute (and not AB or any member of the AB Group) will have the sole and exclusive right to decide whether or not to waive any attorney-client or other applicable privilege that may apply to any communications between Gibco, AB or any other member of the AB Group and any Existing Counsel that occurred on or prior to the Second Step Closing.

The remainder of this page left intentionally blank.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement by their authorized representatives as of the date first above written.

WALGREEN CO.

By:	/s/ Gregory D. Wasson
Name:	Gregory D. Wasson
Title:	President and Chief Executive Officer

[Signature Page to Walgreens Shareholders Agreement]

KKR SPRINT (EUROPEAN II) LIMITED

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Director

KKR SPRINT (2006) LIMITED

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Director

KKR SPRINT (KPE) LIMITED

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Director

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Director

[Signature Page to Walgreens Shareholders Agreement]

ALLIANCE SANTÉ PARTICIPATIONS S.A.

By:	/s/ Stefano Pessina
Name:	Stefano Pessina
Title:	Administrateur (Director)

/s/ Stefano Pessina
STEFANO PESSINA

[Signature Page to Walgreens Shareholders Agreement]

ANNEX A

OWNERSHIP OF VOTING SECURITIES BY INITIAL PRIMARY INVESTORS

INITIAL PRIMARY INVESTOR	NUMBER OF VOTING SECURITIES OWNED OF RECORD	NUMBER OF VOTING SECURITIES BENEFICIALLY OWNED

Stefano Pessina	0	72,841,856

Alliance Santé Participations S.A.	72,841,856	72,841,856

KKR Sprint (European II) Limited	2,031,058	2,031,058

KKR Sprint (2006) Limited	3,563,711	3,563,711

KKR Sprint (KPE) Limited	784,314	784,314

ANNEX D

EXECUTION VERSION

SHAREHOLDERS’ AGREEMENT

BY AND AMONG

ALLIANCE BOOTS GMBH,

AB ACQUISITIONS HOLDINGS LIMITED

AND

WALGREEN CO.

August 2, 2012

D-i

Annexes:

Annex A	Shareholder Approval Rights of (i) Gibco and (ii) Walgreens prior to the Step-Down Date
Annex B	Shareholder Approval Rights of Walgreens from and after the Step-Down Date
Schedules and Exhibits
Schedule I	Share Ownership
Schedule II	Initial Directors of the Company Board
Schedule III	Tax Allocations
Schedule IV	Company Specified Persons
Schedule V	Walgreens Specified Persons

Exhibit A	Business Plan
Exhibit B	Company Organizational Documents
Exhibit C	Company Board Reserved Matters and Related Delegated Authorities
Exhibit D	Joinder Agreement

D-ii

SHAREHOLDERS’ AGREEMENT

This Shareholders’ Agreement (this “Agreement”) is entered into as of August 2, 2012, by and among Alliance Boots GmbH, a private limited liability company incorporated under the laws of Switzerland, having its registered office at Baarerstrasse 94, CH 6300 Zug, Switzerland and registered in the Register of Commerce of the Canton of Zug under No. CH-170.4.007-953-1 (the “Company”), AB Acquisitions Holdings Limited, a private limited liability company incorporated under the laws of Gibraltar, having its registered office at 57/63 Line Wall Road, Gibraltar and registered under No. 98476 (“Gibco”), and Walgreen Co., a corporation organized under the laws of Illinois (“Walgreens” and, together with Gibco and any other shareholders of the Company who become party to this Agreement from time to time pursuant to and in accordance with the terms hereof, the “Shareholders” and each, individually, a “Shareholder”).

RECITALS

WHEREAS, Gibco, Walgreens and the Company entered into a Purchase and Option Agreement, dated as of June 18, 2012 (as the same may be amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”), pursuant to and subject to the terms and conditions of which, among other things, Walgreens (or a wholly owned Affiliate thereof) acquired at the First Step Closing (as defined below): (i) a minority stake of 45% of the outstanding Ordinary Shares (as defined below) of the Company from Gibco and (ii) an option, exercisable at its sole discretion (subject to the Clawback Option (as defined below)), during the Call Exercise Period (as defined below), to purchase the remaining 55% of the Shares of the Company from Gibco;

WHEREAS, immediately following the First Step Closing (as defined below) and as of the date hereof, Gibco and Walgreens Beneficially Own (as defined below) and own as of record the respective amounts of the issued and outstanding Shares set forth in Schedule I to this Agreement;

WHEREAS, each party acknowledges that it understands that the shareholders agreement among the shareholders of Gibco provide for the joint control of Gibco by the KKR Principal Investors and the SP Principal Investors through, in addition to their respective ownership of 50% of the voting stock of Gibco, among other things, their rights to designate the appointment and removal of directors on the board of directors of Gibco, the right to be present at meetings of the board of directors of Gibco in order for a quorum to be formed and the right to approve significant matters and transactions by Gibco and (to the extent of Gibco’s rights) by its Subsidiaries, and that such shareholders agreement as heretofore amended (including for purposes of rendering such agreement not inconsistent with the terms hereof) continues in effect as between Gibco and the Principal Investors as of the date hereof.

WHEREAS, pursuant to the Purchase Agreement, the execution and delivery of this Agreement is a condition precedent to the respective obligations of Gibco and Walgreens to consummate the First Step Closing; and

WHEREAS, the Company and each of the Shareholders desire to enter into this Agreement to set forth certain terms and conditions concerning the relationship between the Shareholders and to provide for the orderly governance and management of the Company and the Group (as defined below) and such other matters set forth herein.

NOW, THEREFORE, in consideration of the premises and of the covenants and obligations hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Certain Defined Terms. As used herein, the following terms shall have the following meanings:

“AB Group” has the meaning set forth in the Purchase Agreement.

“Affiliate” means, with respect to any Person, another Person controlled directly or indirectly by such first Person, controlling directly or indirectly such first Person or directly or indirectly under common control with such first Person, and “Affiliated” shall have a meaning correlative to the foregoing; provided, that for purposes of this Agreement (i) neither the Company nor any of its Subsidiaries shall be deemed an Affiliate of any Shareholder (and vice versa); (ii) the Serenity Trust shall be deemed to be an Affiliate of SP; and (iii) for the avoidance of doubt, Kohlberg Kravis Roberts & Co. L.P., SP and each of their respective Affiliates shall be deemed to be Affiliates of Gibco; provided, however, that an Affiliate shall not include any “portfolio company” (as such term is customarily used among institutional investors) of Kohlberg Kravis Roberts & Co. L.P. so long as such portfolio company has not received any Confidential Information and none of Kohlberg Kravis Roberts & Co. L.P. or any of its controlled Affiliates instructs or overtly encourages any such portfolio company to take any action that would violate any provision of this Agreement that would be applicable to such portfolio company were it to be deemed to be an Affiliate hereunder.

“Agreement” has the meaning set forth in the preamble.

“ASP” means Alliance Santé Participations S.A., a société anonyme incorporated in the Grand Duchy of Luxembourg, having its registered office at 14, Avenue du X Septembre, L-2550, Luxembourg, Grand Duchy of Luxembourg and registered under the registration no. B 51280.

“Beneficial Ownership” of any securities means ownership by a Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security. The terms “Beneficially Own” and “Beneficial Owner” shall have correlative meanings. For the avoidance of doubt, (i) no Shareholder shall be deemed to Beneficially Own any securities of the Company or any of its Subsidiaries held by any other holder of such securities solely by virtue of the provisions of this Agreement (other than this definition) and (ii) the Call Option (but not the Clawback Option, to the extent it has become exercisable) shall be disregarded for the purpose of determining Beneficial Ownership of Ordinary Shares by any Shareholder.

“Business Day” means any day other than a Saturday, a Sunday or other day on which banks are authorized or required by Law to be closed in Chicago, Gibraltar, London, Luxembourg, New York or Zug.

“Business Plan” means the three-fiscal year business plan of the Group set forth in the Annual Budget for fiscal year 2012-13 and the planned budgets for fiscal years 2013-14 and 2014-15, as attached hereto as Exhibit A, as may be amended, restated, modified, supplemented or replaced from time to time in accordance with this Agreement.

“Buyer Shareholders Agreement” has the meaning set forth in the Purchase Agreement.

“Call Exercise Period” has the meaning set forth in the Purchase Agreement.

“Call Option” has the meaning set forth in the Purchase Agreement.

“Capital Stock” means (i) any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all ownership interests or equivalents in a Person (other than a corporation); (ii) any security or right convertible into, exchangeable for or evidencing the right to subscribe or exercise for, any such stock, equity interest or security referred to in clause (i); (iii) any stock appreciation right, contingent value right or similar security or right that is derivative of any such stock, equity interest or security referred to in clause (i) or (ii); and (iv) any contract, agreement, arrangement, undertaking or understanding to grant, issue, award, convey or sell any of the foregoing.

“Cause” means, with respect to the removal of a Director, such Director’s (i) willful and continued failure to perform his or her duties as a Director, (ii) willful misconduct, fraud or gross negligence that results in a material injury (financial or reputational) to the Company or the Group or that could expose the Company or the Group to civil or criminal penalties or fines or (iii) conviction of any crime constituting a felony or misdemeanor involving moral turpitude.

“Charter Documents” has the meaning set forth in the Purchase Agreement.

“CHF” means Swiss Francs, the lawful currency of Switzerland.

“Clawback Date” means the earliest date on which Gibco shall have the right to exercise the Clawback Option pursuant to and in accordance with Section 3.07 of the Purchase Agreement.

“Clawback Option” has the meaning set forth in the Purchase Agreement.

“Code” has the meaning set forth in the Purchase Agreement.

“Company Designated Entity” means any Person who, as of any time of determination, engages in any lines of business or operations that are also then actively engaged in by the Group, or related or ancillary businesses, including retail pharmacy, pharmaceutical wholesale and pre-wholesale and pharmacy benefit management services, in any country in which, as of the date hereof, the Group has active business operations, other than to a de minimis extent.

“Company Material Adverse Effect” has the meaning set forth in the Purchase Agreement.

“Company Organizational Documents” means the articles of association (Gesellschaftsstatuten) of the Company as the same may be amended, restated, modified, supplemented or replaced from time to time in accordance with the terms of this Agreement. Copies of the Company Organizational Documents in effect as of the date of this Agreement are attached hereto as Exhibit B.

“Company Specified Person” means any Person set forth on Schedule IV (and any successor thereto).

“Confidential Information” means all information (irrespective of the form of communication, and irrespective of whether obtained prior to or after the date hereof) obtained by or on behalf of a Shareholder or its Representatives either from the Company or its Representatives or from the other Shareholder or its Representatives, through the Transactions (including the Joint Ventures), the Beneficial Ownership of Shares, or through the rights granted pursuant hereto, pursuant to the Company Organizational Documents or pursuant to any contract with the Company or any other member of the Group, other than information which (i) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Shareholder or such of its Representatives, (ii) was or becomes available to such Shareholder or such of its Representatives from a source other than the Company or its Representatives, or the other Shareholder or its Representatives, as the case may be; provided, that the source thereof is not known by such Shareholder or such of its Representatives to be bound by an obligation of confidentiality or (iii) is independently developed by such Shareholder or such of its Representatives without the use of any such information that would otherwise be Confidential Information hereunder. Subject to clauses (i)-(iii) above, Confidential Information also includes all (a) non-public information previously provided by Gibco or the Company or their respective Representatives under the provisions of any confidentiality agreement between the Company, the Shareholders or their respective Affiliates or Representatives, including the Confidentiality Agreement, including all information, documents and reports referred to thereunder, (b) subject to any disclosures permitted under Section 7.07 of the Purchase

Agreement, all non-public understandings, agreements and other arrangements between and among the Company and the Shareholders and (c) all other non-public information received from, or otherwise relating to, the Company, its Subsidiaries and any Shareholder or any other investor in any of the foregoing.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of June 17, 2011, between Gibco and Walgreens.

“Consider in Good Faith” has the meaning set forth in the Purchase Agreement.

“control” (including the terms “controlling”, “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract, management control or otherwise.

“Creditors’ Rights” means applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors’ rights generally and to general principles of equity.

“Director” means a member of the Company Board (Geschäftsführer).

“Eligible Entity” has the meaning set forth in the Purchase Agreement.

“Encumbrance” has the meaning set forth in the Purchase Agreement.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations of the SEC promulgated thereunder.

“First Step Closing” has the meaning set forth in the Purchase Agreement.

“First Step Closing Date” means the date of this Agreement.

“GAAP” means the accounting principles generally accepted in the United States, consistently applied, as in effect at the date of such financial statement or information to which it refers.

“Gibco Principal Investors” means (i) the KKR Principal Investors and (ii) the SP Principal Investors.

“Governance Clawback Date” means the earlier of (i) the date, if any, on which Gibco shall have the right to exercise the Clawback Option (other than in connection with a Specified Clawback Event) pursuant to and in accordance with Section 3.07 of the Purchase Agreement and (ii) the date, if any, on which a Governance Clawback Event occurs.

“Governance Clawback Event” has the meaning set forth in the Purchase Agreement.

“Governmental Authority” has the meaning set forth in the Purchase Agreement.

“Group” means the Company and its direct and indirect Subsidiaries from time to time.

“IFRS” has the meaning set forth in the Purchase Agreement.

“Indebtedness” of a Person means, without duplication, as of any date of determination (i) all indebtedness of such Person for borrowed money, (ii) the amount of any unreimbursed drawings under letters of credit issued for the account of such Person and (iii) the principal component of all capitalized lease obligations of such Person, in the case of each of the foregoing clauses (i), (ii) and (iii), to the extent actually owing by such Person on such date and appearing on the balance sheet of such Person determined on a consolidated basis in accordance with IFRS; provided, that Indebtedness of Gibco or any of its Subsidiaries shall not include any intercompany Indebtedness among members of the Group.

“IPO” means a Public Offering of the IPO Entity.

“IPO Entity” means the Company, as the entity which undertakes the IPO, unless the Company Board otherwise determines that the “IPO Entity” shall be any Subsidiary that is wholly owned by the Company and the beneficiaries of the Management Equity Incentive Plan or any New MEP Plan and no other Person or a direct or indirect parent company that together with the beneficiaries of any Management Equity Incentive Plan and no other Person wholly owns the Company, in which case the IPO Entity shall be such Subsidiary or parent company; provided, that no IPO Entity other than the Company shall be selected to the extent that the use of such other IPO Entity would materially adversely affect any Shareholder relative to any other Shareholder, without the prior written consent of such materially affected Shareholder.

“Joint Ventures” means the joint venture formed between the Company and Walgreens pursuant to the JV Agreement, and any other joint ventures formed between the Company and Walgreens from time to time.

“JV Agreement” has the meaning set forth in the Purchase Agreement.

“KKR Investment Fund” has the meaning set forth in the Buyer Shareholders Agreement.

“KKR Non-Private Equity Business” means any business or investment of Kohlberg Kravis Roberts & Co. L.P. and its Affiliates distinct from the private equity business of Kohlberg Kravis Roberts & Co. L.P. and its Affiliates; provided, that such business or investment shall not be deemed to be distinct from such private equity business (i) if and at such time that any Confidential Information with respect to the Company is made available to executives or other investment professionals of Kohlberg Kravis Roberts & Co. L.P. and its Affiliates who are not involved in the private equity business and who are involved in such other business or investment or (ii) Kohlberg Kravis Roberts & Co. L.P. or any of its Affiliates instructs or overtly encourages to any such business or investment to take any action that would violate any provision of this Agreement that would be applicable to such business or investment were it to be deemed to be a KKR Principal Investor hereunder.

“KKR Principal Investors” means (i) KKR Sprint (2006) Limited, KKR Sprint (European II) Limited and KKR Sprint (KPE) Limited, collectively, (ii) any Permitted Transferee of the Persons included in clause (i) of this definition that is Transferred shares of Capital Stock of Gibco by such Person in compliance with the terms of this Agreement and (iii) any Permitted Transferee of the Persons included in clause (ii) of this definition that is Transferred shares of Capital Stock of Gibco by such Person in compliance with the terms of this Agreement.

“Law” means any applicable constitutional provision, statute, act, code, law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment or decision of a Governmental Authority.

“Management Equity Incentive Plan” means, collectively, the management equity incentive plans provided by (i) the Investment Agreement, dated as of March 21, 2008, as amended on December 29, 2009, by and among AB Acquisitions Luxco 1 S.à.r.l., the Company, Alliance Boots (Nominees) Limited, the Managers party thereto and Barclays Wealth Trustees (Guernsey) Limited and (ii) the Investment Agreement, dated as of December 29, 2009, by and among AB Acquisitions Luxco 1 S.à.r.l., the Company, Alliance Boots (Nominees) Limited, SP and Barclays Wealth Trustees (Guernsey) Limited, each as in effect on the First Step Closing Date.

“Management Veto Option” means, if SP is no longer the Executive Chairperson, the option for Walgreens to exercise an approval right over the appointment of (i) members of senior management of the Group as set forth in Section 2.6(c), (ii) an Executive Chairperson subject to certain limitations as set forth in clause (i) of Annex A and (iii) a Chief Executive Officer of the Company subject to certain limitations as set forth in clause (j) of Annex A; provided, that prior to exercising the Management Veto Option, Walgreens shall provide written notice to the Company and Gibco of its intention to exercise the Management Veto Option (the “Notice of Intention”), which notice shall include which, if any, filings and/or approvals or clearances Walgreens reasonably believes are required to be obtained under any applicable antitrust, competition or other applicable Law prior to exercise of the Management Veto Option.

“Manager” has the meaning set forth in the Purchase Agreement.

“Material Company Subsidiaries” has the meaning set forth in the Purchase Agreement.

“MEP Restructuring” has the meaning set forth in the Purchase Agreement.

“Order” has the meaning set forth in the Purchase Agreement.

“Ordinary Shares” means the ordinary shares (Stammanteile), par value CHF 1,000 per share, of the Company and any securities issued in respect thereof, or in substitution or exchange therefor, in connection with any share split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.

“Per Se Entity” has the meaning set forth in the Purchase Agreement.

“Permitted Transferee” means (i) with respect to any Shareholder Transferring Shares (a) any wholly owned Subsidiary of such Shareholder, (b) any Affiliate that alone or together with one or more other Affiliates directly or indirectly wholly owns such Shareholder and (c) any successor entity of such Shareholder, (ii) in addition to the foregoing, with respect to any SP Principal Investor Transferring shares of Capital Stock of Gibco, (A) (w) SP, (x) a spouse (which solely for the purposes of this definition shall include Ornella Barra), lineal descendant (whether natural or adopted), sibling or parent of SP or (y) upon SP’s death, an heir, executor, administrator, testamentary trustee, legatee or beneficiary of SP; (B) a foundation or similar entity established by SP for the purpose of serving charitable goals, controlled by the Persons named in clause (A); (C) any trust, the beneficiaries of which include only the Persons named in clause (A) or (B), including, for the avoidance of doubt, the Serenity Trust; and (D) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only the Persons named in clause (A), (B) or (C); provided, that other than in the case of clause (A)(y), SP retains control over the voting and disposition of the Transferred shares of Capital Stock of Gibco in the hands of such Transferee, and (iii) with respect to any KKR Principal Investor Transferring shares of Capital Stock of Gibco, any other KKR Principal Investor, any KKR Investment Fund or any Person (other than any “portfolio company” (as such term is customarily used among institutional investors)) that is wholly owned by one or more KKR Principal Investors or KKR Investment Funds.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any Governmental Authority.

“Post-Call Option Period” means the period of time from and after the end of the Pre-Second Step Period.

“Pre-Second Step Period” means the period of time beginning on the date hereof through the earlier to occur of (i) the Clawback Date (if applicable) and (ii) the date on which the Purchase Agreement terminates in accordance with its terms without the Second Step Closing having occurred.

“Principal” means a party to a Principal Investor Side letter (other than Walgreens) and its controlled Affiliates (other than a co-investment entity or vehicle in which such party does not have any economic interest, other than a nominal or de minimis economic interest).

“Principal Investor IPO Percentage” means the fraction (expressed as a percentage), the numerator of which is the sum of the number of equity securities of the IPO Entity directly or indirectly sold by the Gibco Principal Investors in the IPO for their own account and the denominator of which is the sum of the total number of equity securities of the IPO Entity directly or indirectly held by the Gibco Principal Investors for their own account.

“Principal Investor Side Letters” means the letter agreements executed and delivered by the Gibco Principal Investors and Walgreens on the date of the Purchase Agreement and attached as Exhibit C thereto.

“Public Offering” means a public offering of equity securities.

“Qualified Public Offering” means an underwritten Public Offering of ordinary shares of the IPO Entity to the extent that, immediately following the completion of such Public Offering, (i) at least 30% of the outstanding ordinary shares of the IPO Entity are publicly listed and traded or (ii) an aggregate equity valuation of the publicly listed and traded ordinary shares of the IPO Entity equals at least £3,000,000,000 (such equity valuation to be calculated based on a per share value equal to the offering price to the public of an ordinary share of the IPO Entity sold in such Public Offering).

“Recapitalization Transaction” means any transaction or series of related transactions in which one or more classes of securities issued by the Company or any of its direct or indirect Subsidiaries that are wholly owned by the Company and the beneficiaries of the Management Equity Incentive Plan and no other Person are, in whole or in part on a pro rata basis among all holders of such securities, converted into, or exchanged for, securities in another form issued by the Company, any of its direct or indirect Subsidiaries that are wholly owned by the Company and the beneficiaries of the Management Equity Incentive Plan and no other Person, and/or any newly formed direct or indirect parent company that, together with the beneficiaries of the Management Equity Incentive Plan, if any, and no other Person wholly owns the Company.

“Regarded FinCo” has the meaning set forth in the Purchase Agreement.

“Regarded UKCo” has the meaning set forth in the Purchase Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Second Step Acquisition” has the meaning set forth in the Purchase Agreement.

“Second Step Closing” has the meaning set forth in the Purchase Agreement.

“Securities” has the meaning set forth in the Purchase Agreement.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and any successor statute thereto and the rules and regulations of the SEC promulgated thereunder.

“Senior Manager” has the meaning set forth in the Purchase Agreement.

“Serenity Trust” means The Serenity Trust, a Cayman Island Trust.

“Shareholder Indemnification Agreements” means each and every contract or agreement (including indemnification agreements), certificate, memorandum or articles of incorporation or association, bylaws, limited liability company operating agreement, limited partnership agreement and any other organizational document of, and each and every insurance policy maintained by, any Shareholder or its Affiliates providing for, among other things, indemnification of and advancement of expenses for the Directors designated by such Shareholder for, among other things, the same matters that are subject to indemnification and advancement of expenses under this Agreement.

“Shareholder Indemnitors” means the Shareholders and/or their respective Affiliates, in their capacity as indemnitors to such Shareholder’s Director designees under the applicable Shareholder Indemnification Agreements.

“Shares” means shares of the Capital Stock of the Company, including Ordinary Shares, and any securities issued in respect thereof, or in substitution or exchange therefor, in connection with any share split, conversion, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.

“Sharing Percentage” means, with respect to each Shareholder, the fraction (expressed as a percentage), the numerator of which is the number of Shares Beneficially Owned by such Shareholder and the denominator of which is the sum of the total number of Shares Beneficially Owned by all Shareholders.

“SP” means Stefano Pessina, a citizen of Monaco and a resident, as of the date hereof, of Monte Carlo.

“Specified Clawback Event” means either:

(A) the Purchase Agreement was terminated after the First Step Closing and prior to the Second Step Closing pursuant to Section 9.04(a)(ii)(B) of the Purchase Agreement and (1) at or prior to such time of termination there shall have occurred an Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (2) at the time of such termination either of the conditions set forth in Section 9.01(b) (Regulatory Requirements) or Section 9.01(c) (No Order) of the Purchase Agreement shall have failed to be satisfied and Buyer shall have satisfied the condition set forth in Section 9.03(b) (Compliance with Covenants) of the Purchase Agreement; or

(B) (1) the Buyer has not duly and timely exercised the Call Option prior to the expiration of the Call Exercise Period as set forth in Section 3.01 of the Purchase Agreement and (2) at or prior to such expiration there shall have occurred (i) an Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) a Governmental Authority shall have enacted, issued, enforced or entered into any Law or Order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Second Step Acquisition illegal or otherwise restraining or prohibiting its consummation.

“SP Principal Investors” means (i) ASP, (ii) any Permitted Transferee of ASP that is Transferred shares of Capital Stock of Gibco by ASP in compliance with the terms of this Agreement and (iii) any Permitted Transferee of any of the Persons included in clause (ii) of this definition that is Transferred shares of Capital Stock of Gibco by such Person in compliance with the terms of this Agreement.

“SRO” means (i) any “self regulatory organization” as defined in Section 3(a)(26) of the Exchange Act, (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market or (iii) any other securities exchange.

“Step-Down Date” means the earlier to occur of (i) the Governance Clawback Date and (ii) the date on which Walgreens ceases to Beneficially Own at least 30% of the Ordinary Shares.

“Subsidiary” has the meaning set forth in the Purchase Agreement.

“Tag-Along Pro Rata Share” means a fraction, the numerator of which is the aggregate number of Shares proposed to be Transferred by the Selling Shareholder in the transaction subject to the applicable Inclusion Notice, and the denominator of which is the aggregate number of Shares Beneficially Owned by such Selling Shareholder and its Permitted Transferees.

“Tax” has the meaning set forth in the Purchase Agreement.

“Tax Return” has the meaning set forth in the Purchase Agreement.

“Taxing Authority” has the meaning set forth in the Purchase Agreement.

“Transactions” has the meaning set forth in the Purchase Agreement.

“Transaction Documents” has the meaning set forth in the Purchase Agreement.

“Transfer” or “Transferred” means any (i) direct or indirect transfer, sale, gift, assignment, exchange, mortgage, pledge, hypothecation, encumbrance or any other disposition (whether voluntary or involuntary or by operation of law) of any Shares (or any interest (pecuniary or otherwise) therein or rights thereto) Beneficially Owned by a Person, including pursuant to the creation of a derivative security or (ii) in respect of any such Shares or interest therein, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such Shares or interest, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise. For the avoidance of doubt, any direct or indirect transfer, sale, gift, assignment, exchange, mortgage, pledge, hypothecation, encumbrance or other disposition contemplated by clause (i) of the first sentence of this definition, or any swap or other agreement, transaction or series of transactions contemplated by clause (ii) of the first sentence of this definition, of, or with respect to, as applicable, shares of Capital Stock of Gibco by a Gibco Principal Investor shall be deemed to constitute a “Transfer” subject to the restrictions on Transfer contained or referenced herein. Notwithstanding the foregoing, any direct or indirect transfer, sale, gift, assignment, exchange, mortgage, pledge, hypothecation, encumbrance or any other disposition contemplated by clause (i) of the first sentence of this definition, or any swap or other agreement, transaction or series of transactions contemplated by clause (ii) of the first sentence of this definition, by (a) any shareholder of Gibco (other than a Gibco Principal Investor), or any direct or indirect shareholder or other holder of any Capital Stock of or other economic, voting or other interest in any shareholder of Gibco (other than a Gibco Principal Investor) of, or with respect to, as applicable, any non-voting Capital Stock of Gibco, (b) any stockholder of Walgreens to any other Person of, or with respect to, as applicable, any Capital Stock of Walgreens, (c) any direct or indirect limited partner of or other direct or indirect holder of any economic or other interest (other than a voting interest) in any KKR Investment Fund of, or with respect to, as applicable, any direct or indirect limited partner interest or other direct or indirect economic or other interests (other than a voting interest) in such KKR Investment Fund, or (d) any direct or indirect general partner of or other direct or indirect holder of any voting interest in any KKR Investment Fund of, or with respect to, as applicable, any direct or indirect general partner interest or other direct or indirect voting interest in such KKR Investment Fund, provided that, after giving effect to such action under this clause (d), such KKR Investment Fund continues to be managed and/or advised by Kohlberg Kravis Roberts & Co. L.P. or its controlled Affiliates, shall not be deemed to constitute a “Transfer” subject to the restrictions on Transfer contained or referenced herein. Notwithstanding the foregoing, any direct or indirect mortgage, pledge, hypothecation, encumbrance or any other similar disposition of the nature of a security interest or charge contemplated by clause (i) of the first sentence of this definition, by any direct or indirect shareholder or other holder of any Capital Stock of or other economic, voting or other interest in any shareholder of Gibco (including, for the avoidance of doubt, a Gibco Principal Investor) of, or with respect to, as applicable, any such Capital Stock of or other economic, voting or other interest in such shareholder of Gibco, shall not be deemed to constitute a “Transfer” subject to the restrictions on Transfer contained or referenced herein; provided, that in the case of any such mortgage, pledge, hypothecation, encumbrance, or other disposition by any Principal of any Capital Stock of or other economic, voting or other interest in any shareholder of Gibco, proper arrangements shall be made as a condition precedent to any such mortgage, pledge, hypothecation, encumbrance, or other disposition to ensure the full release of any and all mortgaged, pledged, hypothecated, encumbranced, or disposed Capital Stock of or other economic, voting or other interest in any such shareholder of Gibco in the event of a default, foreclosure, acceleration or other similar event.

“Unpaid Indemnitee Amounts” means the amount that the Company fails to indemnify or advance to an Indemnitee as required or contemplated by this Agreement.

“Voting Securities” means, at any time, shares of any class of Capital Stock or other securities of the Company or any of its Subsidiaries that are then entitled to vote generally in the election of Directors or the board of directors or similar governing body of such Subsidiary, as applicable, and not solely upon the occurrence and during the continuation of certain specified events, and any securities convertible into or exercisable or exchangeable for such shares of Capital Stock or other securities.

“Walgreens Designated Entity” means any Person who, as of any time of determination, engages in any lines of business or operations that are also then actively engaged in by Walgreens and its subsidiaries, or related or ancillary businesses, including retail pharmacy, pharmaceutical wholesale and pre-wholesale and pharmacy benefit management services, in any country in which, as of the date hereof, Walgreens and its subsidiaries have active business operations, other than to a de minimis extent.

“Walgreens Specified Person” means any Person set forth on Schedule V (and any successor thereof).

“Wholly-Owned Subsidiary” has the meaning set forth in the Purchase Agreement.

Section 1.2. Other Defined Terms. The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Annual Budget	Annex A(l)
Company	Preamble
Company Board	Section 2.1(a)
Darrois	Section 6.19
Dispute	Section 6.11(a)
Executive Chairperson	Section 2.1(b)(i)(A)
Gibco	Preamble
Gibco Designated Director	Section 2.1(b)(i)(A)
Gibco Related Persons	Section 5.4(c)(i)
ICC	Section 6.11(b)
Existing Counsel	Section 6.19
Inclusion Notice	Section 3.5(b)
Inclusion Right	Section 3.5(c)
Indemnitees	Section 6.2(a)
IPO Agreements	Section 3.7(b)
Joinder Agreement	Section 3.1(c)
Losses	Section 6.2(a)
Non-Compete Fall-Away Date	Section 5.6(d)
Non-Executive Director	Section 2.1(b)(i)(C)
Notice of Intention	Section 1.1
Observer	Section 2.1(b)(iii)

Term	Section
Option Period	Section 3.4(c)
Purchase Agreement	Recitals
Purchase Notice	Section 3.4(c)
Recapitalization Notice	Section 3.9(b)
Recapitalization Percentage	Section 3.9(b)
Representatives	Section 5.4(c)(i)
Required Sale	Section 3.6(a)
Required Sale Notice	Section 3.6(a)
ROFO Period	Section 3.4(a)
ROFO Purchaser	Section 3.4(d)
Rules	Section 6.11(b)
Sale	Section 3.4(a)
Sale Notice	Section 3.4(a)
Selling Shareholder	Section 3.5(a)
Shareholder and Shareholders	Preamble
STB	Section 6.19
Subject Shares	Section 3.4(b)(i)
Subscription Period	Section 3.8(a)
Tag Offeree	Section 3.5(a)
Tax Advances	Section 5.2(f)
Walgreens	Preamble
Walgreens Designated Director	Section 2.1(b)(i)(B)

Section 1.3. Construction. Unless the context requires otherwise, the gender of all words (including defined terms) used in this Agreement includes the masculine, feminine and neuter forms and the singular form of words shall include the plural and vice versa. Where a word is defined herein, each of its other grammatical forms shall have a correlative meaning. The use of the word “or” shall not be exclusive. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Annexes, Schedules and Exhibits are to Annexes, Schedules and Exhibits attached hereto, each of which is made a part hereof for all purposes. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” (except to the extent the context otherwise provides). All references to days shall be calendar days unless otherwise specified. Unless the context otherwise requires, any required or appropriate comparison or conversion between currencies shall be performed using the closing exchange rate between such currencies on the New York Stock Exchange, as reported by Bloomberg L.P. on the date of such comparison or conversion. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

Section 1.4. Effectuating the Intent of the Parties.

(a) Each Shareholder shall (i) vote its Shares, if applicable, and take any and all other action in its power and authority as a shareholder of the Company and (ii) if applicable, to the fullest extent permitted by applicable Law, instruct Directors and members of any committees designated by such Shareholder to exercise their voting rights on each such body in a manner consistent with the rights and obligations of the Parties under this Agreement so as to give effect to and preserve the intent of the parties hereto as set out herein.

(b) The parties hereto acknowledge that in certain instances a provision of this Agreement may be in conflict with applicable Law or may not be enforceable or that its enforceability may be limited by applicable Law or may provide Shareholders with rights that are less favorable to such Shareholders than such Shareholders are otherwise entitled at Law. Nevertheless, the parties hereto agree that they intend to be bound by the terms of this Agreement as drafted and therefore:

(i) to the fullest extent permitted under applicable Law, each party hereto hereby unconditionally and irrevocably waives, renounces and agrees not to invoke the benefit of any right (including any consent or veto right that they may have in their capacity as Shareholders) to the extent that such right is inconsistent or in conflict with any of its obligations hereunder or is in addition to any of its rights hereunder, or in conflict with any other party’s rights hereunder, provided, that each party hereto may invoke any right in support of or as a remedy to enforce any of the rights and obligations of the parties hereunder; and

(ii) if any provision of this Agreement is held to be unenforceable, the parties hereto agree to use their reasonable efforts to implement an alternative enforceable mechanism that would effect, as closely as reasonably possible, the intent of the parties hereto as reflected in or provided by such unenforceable provision.

ARTICLE II

CORPORATE GOVERNANCE

Section 2.1. Company Board Representation.

(a) Company Board Size. Unless Gibco and Walgreens otherwise agree in writing, the Company and the Shareholders shall take such action (including voting all Shares or executing proxies or written consents, causing the Company to call a meeting of Shareholders and, to the fullest extent permitted by applicable Law, directing the Directors designated by them to act) as may be necessary to cause the board of directors (Geschäftsführer) of the Company (the “Company Board”) to consist of 16 Directors, with the Company Board consisting, immediately following the First Step Closing, of those individuals identified on Schedule II. Any changes in the size or composition of the Company Board following the First Step Closing will be subject to the provisions of this Section 2.1 and Section 2.7.

(b) Company Board Composition. From and after the date hereof, unless Gibco and Walgreens otherwise agree in writing and except as otherwise expressly provided herein:

(i) Each Shareholder agrees that it will vote, or execute a written consent in lieu thereof with respect to, all of the Voting Securities Beneficially Owned or held of record by it or cause all of the Voting Securities Beneficially Owned by it to be voted, or cause a written consent in lieu thereof to be executed, to elect and, during such period, to continue in office a Company Board consisting of:

(A)	subject to Section 2.1(b)(ii), eight individuals (each, a “Gibco Designated Director”) designated by Gibco (with each such individual being designated by Gibco as Gibco shall from time to time designate in writing to the Company), of whom (x) one individual (the “Executive Chairperson”) shall be the Executive Chairperson of the Company Board (who the parties intend shall be SP as of the First Step Closing), (y) three individuals shall be representatives of the KKR Principal Investors and (z) four individuals shall be members of the Company’s executive management;

(B)	subject to Section 2.1(b)(ii), four individuals (each, a “Walgreens Designated Director”) designated by Walgreens (with each such individual being designated by Walgreens as Walgreens shall from time to time designate in writing to the Company); and

(C)

four individuals who shall be non-executive Directors (each, a “Non-Executive Director”); provided, that it is expressly agreed that the four Non-Executive Directors in office immediately before the First Step Closing, as set forth on Schedule II, shall remain in office through the end of such Non-Executive Directors’ existing three-year terms in May 2014, unless removed for Cause (or a vacancy otherwise arises through retirement, resignation, death or disability of any Non-Executive Director); provided, further, that on the expiration of such existing terms (or in the event that a vacancy otherwise arises sooner among the Non-Executive Directors), the remainder of the Company Board shall determine, acting pursuant to and in accordance with Section 2.4(c) (disregarding the proviso thereto), whether to re-nominate such Director or whom to nominate as a successor; provided, further, that unless such condition is waived by the Company Board, including the affirmative vote of at least one Walgreens Designated Director, any such (x) successor, including, for the avoidance of doubt, any Non-Executive Director in office immediately before the First Step Closing who is re-nominated, must be determined by the Company Board to be “independent” according to the provisions of the UK Corporate Governance Code, as in effect as of the date of determination and as such Code would apply to the Company if the Ordinary Shares had a Premium Listing on the London Stock Exchange and (y) re-nomination or nomination of a successor shall be subject to the approval of Walgreens (not to be unreasonably withheld, conditioned or delayed).

(ii) Notwithstanding the foregoing, during the Post-Call Option Period (x) Walgreens shall be entitled to designate pursuant to Section 2.1(b)(i)(B): (A) for so long as Walgreens Beneficially Owns at least 30% of the Ordinary Shares, four Walgreens Designated Directors, (B) for so long as Walgreens Beneficially Owns at least 20% but less than 30% of the Ordinary Shares, three Walgreens Designated Directors, (C) for so long as Walgreens Beneficially Owns at least 15% but less than 20% of the Ordinary Shares, two Walgreens Designated Directors, (D) for so long as Walgreens Beneficially Owns at least 10% but less than 15% of the Ordinary Shares, one Walgreens Designated Director and (E) from and after such time as Walgreens Beneficially Owns less than 10% of the Ordinary Shares, no Walgreens Designated Directors, and (y) Gibco shall be entitled to designate, in addition to its right to designate Gibco Designated Directors pursuant to Section 2.1(b)(i)(A), such number of additional Gibco Designated Directors that is equal to the excess of four minus the number of Walgreens Designated Directors that Walgreens is entitled to designate pursuant to this Section 2.1(b)(ii).

(iii) During the Post-Call Option Period until an IPO, for so long as Walgreens Beneficially Owns at least 5% of the Ordinary Shares, Walgreens shall have the right to designate one observer to attend any meetings of the Company Board (such individual, an “Observer”), and to remove any Observer so designated by it; provided, that unless otherwise consented to by the Company Board, no such Observer shall be entitled to attend any meeting of any committee of the Company Board or attend any executive session of the Company Board. Such Observer shall receive the same notices and documentation (including the agenda, minutes, committee reports and any other documentation) for such meeting as are given to the Directors. Such Observer shall have the same rights as a Director of the Company, including the right to participate in all deliberations of the Company Board; provided, that such Observer shall not have the right to participate in any vote, consent or other action of the Company Board. Such Observer shall be bound by the same duties of confidentiality as apply to the Directors and such Observer will be required to execute such customary confidentiality undertaking as may be reasonably requested by the Company.

(c) Removal. Each Shareholder agrees that it shall not vote any of its Shares in favor of the removal of any Director designated by another Shareholder pursuant to this Section 2.1 unless (i) such removal shall be for Cause or (ii) the Shareholder entitled to designate such Director shall have consented to such removal in writing; provided, however, that Gibco shall have the right to cause any Gibco Designated Director to be removed from the Company Board at any time and Walgreens shall have the right to cause any Walgreens Designated Director to be removed from the Company Board at any time, in each case with or without Cause and in the applicable Shareholder’s sole discretion; provided, further, that in the event at any time the number of Walgreens Designated Directors on the Company Board exceeds the number of Walgreens Designated Directors that Walgreens is entitled to designate pursuant to Section 2.1(b)(ii), Gibco shall, on giving 10 Business Days’ written notice to Walgreens, be entitled to remove such excess number of Walgreens Designated Directors (to the extent Walgreens shall not have already caused their removal after receipt of such notice). The Shareholders shall, and shall cause the Company to, take all action necessary to give effect to the removal rights set forth in this Section 2.1(c). To the fullest extent permitted by law, neither the Company nor the Group shall have any liability for severance or other monetary obligation to any Director so removed; provided, that the Shareholder that caused the removal shall indemnify and hold harmless the Company, the Group and the other Shareholders in the event that any severance or other monetary obligation becomes due to such removed Director (provided, that Walgreens and not Gibco shall be so required to indemnify and hold harmless the Company, the Group and Gibco in the event that Gibco acts to remove any excess number of Walgreens Designated Directors pursuant to the second proviso of the first sentence of this Section 2.1(c)).

(d) Vacancies. If a vacancy on the Company Board occurs at any time as a result of the death, disability, resignation, retirement or removal of any Director, the Shareholder that designated the Director whose death, disability, resignation, retirement or removal caused such vacancy shall have the sole right to designate a replacement Director for appointment or election to fill the vacancy. For the avoidance of doubt, the Company Board may continue to conduct business subject to and in accordance with this Article II notwithstanding that there are one or more vacancies on the Company Board.

(e) Expense Reimbursement. The Company shall reimburse each Director for all reasonable and documented out-of-pocket expenses incurred by such Director in connection with his or her attendance at meetings of the Company Board, and any committees thereof, including travel, lodging and meal expenses. In addition, each Director (other than the Executive Chairperson and any Director who is a member of the Company’s executive management) shall be entitled to receive a customary director’s fee of £65,000 per year or such higher amount as determined by the Company Board.

Section 2.2. Company Board Committees.

(a) The Company Board shall establish a Remuneration Committee, an Audit and Risk Committee and a Social Responsibilities Committee and any other committee of the Company Board that may be formed upon the approval of the Company Board acting pursuant to and in compliance with Section 2.4(c), with such powers and rights as are determined by the Company Board, and with such composition as determined by the Company Board acting pursuant to and in compliance with Section 2.4(c); provided, that such powers and rights of any such committee may not include the right to approve or otherwise consent to any matter, or to take any other action, that would otherwise require the approval of a Walgreens Designated Director pursuant to the terms of this Agreement, unless a Walgreens Designated Director is a member of such committee and any such approval, consent or other action by such committee requires the affirmative vote of such Walgreens Designated Director; provided, further, that all meetings of each committee shall be conducted in person, unless such requirement is validly waived in writing by each member of such committee.

(b) Notwithstanding the foregoing, (i) for so long as Walgreens shall be entitled to designate pursuant to Section 2.1(b) at least three Walgreens Designated Directors, each committee of the Company Board (except the Remuneration Committee) shall, subject to at least one Walgreens Designated Director meeting the applicable eligibility requirements for such committee mandated by applicable Law, include at least one Walgreens Designated Director and (ii) for so long as Walgreens shall be entitled to designate pursuant to Section 2.1(b) exactly two Walgreens Designated Directors, one Walgreens Designated Director (which for the avoidance of doubt need not be the same Walgreens Designated Director) shall be entitled to attend each meeting of any committee of the Company Board of which a Walgreens Designated Director is not a member (which committee, for the avoidance of doubt, shall include the Remuneration Committee) and to receive the same notices and documentation (including agenda, minutes, committee reports and any other documentation) for such meeting as are given to the directors who are members of such committee; provided, that, in the case of clause (ii) only, such Walgreens Designated Director shall have no right to vote on or otherwise consent to, any resolution or other action of the committee.

Section 2.3. Meetings of the Company Board. The Company Board shall hold meetings at such times and at such places as shall from time to time be determined by the Executive Chairperson, and shall be called on at least three Business Days’ notice to each Director; provided, that (a) the Company Board shall hold a meeting at least once per calendar quarter and (b) a meeting of the Company Board shall be called by the Executive Chairperson at the request of two Directors who indicate to the Executive Chairperson that, in their reasonable judgment, the request relates to a matter of an urgent nature such that waiting until the next then-scheduled meeting, if any, would be imprudent. Notice of any meeting of the Company Board may be delivered to each Director personally in writing, by mail, by telecopier, by electronic mail or by any other means of written communication reasonably calculated to give notice. Notice of any meeting of the Company Board need not be given to any Director if a written waiver of notice, executed by such Director before or after the meeting, is filed with the records of the meeting, or to any Director who attends the meeting without protesting the lack of notice prior thereto or at its commencement.

Section 2.4. Quorum; Acts of the Company Board.

(a) At all duly called meetings of the Company Board, a majority of all of the Directors shall constitute a quorum for the transaction of business. Directors may participate in any meeting of the Company Board by means of conference telephone, video conference or similar communications equipment by means of which all persons participating in the meeting can hear and speak to each other, and such participation in a meeting shall constitute presence in person at the meeting. For the avoidance of doubt, as used in this Agreement the phrase “all of the Directors” means the entire Company Board then in office (and does not include any vacancies on the Company Board).

(b) If a quorum shall not be present at any meeting of the Company Board, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present; provided, that notice for any reconvened meeting shall have been given in accordance with Section 2.3; provided, further, that the quorum for the transaction of business at any reconvened or subsequent meeting shall be a majority of all of the Directors.

(c) Each Director shall be entitled to one vote. No action shall be taken by the Company Board without the affirmative vote of a majority of the Directors present at any meeting of the Company Board that is quorate in accordance with Section 2.4(a); provided, that for so long as Walgreens shall be entitled to designate pursuant to Section 2.1(b) four Walgreens Designated Directors, such majority shall include the affirmative vote of at least one Non-Executive Director or one Walgreens Designated Director.

(d) Any instrument or writing executed on behalf of the Company by any one or more of the members of the Company Board shall be valid and binding upon the Company when authorized by the Company Board in accordance with this Section 2.4 or Section 2.5.

(e) Any Walgreens Designated Director shall have the right to appoint any other Walgreens Designated Director as its proxy and attorney-in-fact (including for purposes of determining quorum) with full power of substitution and resubstitution, to vote or act by written consent, pursuant this Section 2.4 and Section 2.5.

Section 2.5. Action by Consent. Any action required or permitted to be taken at any meeting of the Company Board may be taken without a meeting and without a vote, if a consent or consents in writing (including by facsimile and e-mail), setting forth the action so taken, shall be given by all of the Directors. A copy of any action taken by written consent shall be furnished to each Director.

Section 2.6. Management of the Group.

(a) General Principle. Gibco and Walgreens expressly intend that following the First Step Closing (i) in general and except as provided herein, the governance and management of the Company and the Group shall continue in the same manner as in effect immediately prior to the First Step Closing and (ii) in particular, the members of the Company’s executive management immediately prior to the First Step Closing shall continue in place, unless and until removed or replaced in accordance with the terms of this Agreement.

(b) Executive Chairperson. Except as otherwise provided in this Agreement (including Section 2.7), to the fullest extent permitted by applicable Law, the Executive Chairperson (who the parties intend should initially be

SP) shall have full and complete discretion to manage and control the business and affairs of the Group and to make all decisions affecting the business and affairs of the Group, and to take all such actions as such Executive Chairperson deems necessary, appropriate or desirable to accomplish the purposes of the Group, subject to the oversight of the Company Board and the limits of the authority delegated thereby. The schedule of matters reserved for decision by the Company Board, and the related delegated authorities, is attached as Exhibit C, which matters and delegated authorities may be modified, subject to Section 2.7, by action of the Company Board; provided, that prior to the Step-Down Date, the Company Board may not delegate authority with respect to any matter set forth on Annex A, and after the Step-Down Date, the Company Board may not delegate authority with respect to any matter set forth on Annex B.

(c) Notwithstanding anything herein to the contrary including Section 2.4:

(i) prior to the Step-Down Date (A) for so long as SP remains as the Executive Chairperson, the Executive Chairperson shall appoint the members of senior management of the Group and (B) if SP is no longer the Executive Chairperson, the members of senior management of the Group shall be appointed by the affirmative vote of a majority of the Directors present at any meeting of the Company Board that is quorate in accordance with Section 2.4(a); provided, that in the event Walgreens exercises the Management Veto Option in compliance with the terms of the definition thereof, such majority must include the affirmative vote of at least one Walgreens Designated Director; and

(ii) from and after the Step-Down Date (A) for so long as SP remains as the Executive Chairperson, the Executive Chairperson shall appoint the members of senior management of the Group and (B) if SP is no longer the Executive Chairperson, the members of senior management of the Group shall be appointed by the Company Board acting pursuant to and in compliance with Section 2.4(c).

Section 2.7. Shareholder Approval Rights.

(a) The Company shall not take or commit to take, and shall not cause or allow any of its Subsidiaries to take or commit to take, any of the actions set forth on Annex A without the prior written consent of Gibco, acting in its capacity as Shareholder, subject to Section 2.7(b) and Section 2.7(c).

(b) Prior to the Step-Down Date, the Company shall not take or commit to take, and shall not cause or allow any of its Subsidiaries to take or commit to take, any of the actions set forth on Annex A without the prior written consent of Walgreens, acting in its capacity as Shareholder, subject to Section 2.7(a).

(c) From and after the Step-Down Date, the Company shall not take or commit to take, and shall not cause or allow any of its Subsidiaries to take or commit to take (i) for so long as Walgreens Beneficially Owns at least 20% of the Ordinary Shares, any of the actions set forth on Annex B and (ii) for so long as Walgreens Beneficially Owns at least 5% of the Ordinary Shares, any of the actions set forth in clauses (a), (c), (d) or (f) of Annex B, in each case without the prior written consent of Walgreens, acting in its capacity as Shareholder. Notwithstanding anything to the contrary in this Agreement and, for the avoidance of doubt, from and after any Specified Clawback Event, Walgreens shall have no consent right over the action set forth in clause (e) of Annex A or over a Required Sale (subject to the provisions of clause (y) of Section 3.2(e)).

(d) Walgreens expressly acknowledges and agrees that the consent and approval rights of Walgreens in its capacity as a holder of Shares set forth in this Agreement, including Section 2.7(b), Section 2.7(c) and Section 5.2, are intended to be exhaustive and exclusive. To the fullest extent permissible under applicable Law, Walgreens hereby irrevocably and unconditionally waives, and agrees not to exercise, any consent, approval or veto right that it may now or hereafter have under applicable Law or the Company Organizational Documents in its capacity as a holder of Shares, except any consent, approval or veto or other right provided, or invoked in support of or as a remedy to enforce any such right provided (or any obligation of any of the other parties hereto) under this Agreement, including Section 2.7(b), Section 2.7(c) or Section 5.2. For the avoidance of doubt, this Section 2.7(d) shall not limit, and Walgreens does not hereby agree to waive or not exercise, any consent, approval, veto or other rights that Walgreens may have in any capacity other than as a holder of Shares.

Section 2.8. Outside Activities. Subject to the provisions of Section 5.4(c), Section 5.5 and Section 5.6 hereof and Article III of the Buyer Shareholders Agreement (a) (i) any Shareholder, Director (other than the Executive Chairperson or any Director who is a member of the Company’s executive management) or Affiliate of the foregoing, in each case, other than, until the later of (A) the first anniversary of the date on which SP ceases to be employed by the Company or any successor thereof as an executive and (B) the earlier of (x) the first anniversary of the last day of the Call Exercise Period and (y) the Second Step Closing, SP, any SP Principal Investor or any of their respective Affiliates, may engage in or possess any interest in other investments, business ventures or Persons of any nature or description, independently or with others, similar or dissimilar to, or that competes with, the investments or business of the Group, and may provide advice and other assistance to any such investment, business venture or Person, (ii) the Company and the Shareholders shall have no rights by virtue of this Agreement in and to such investments, business ventures or Persons or the income or profits derived therefrom and (iii) the pursuit of any such investment or venture, even if competitive with the business of the Group, shall not be deemed wrongful or improper and shall not constitute a conflict of interest or breach of fiduciary or other duty in respect of the Company, its Subsidiaries or the Shareholders, (b) no Shareholder, Director (other than the Executive Chairperson or any Director who is a member of the Company’s executive management) or Affiliate of the foregoing, in each case, other than, until the later of (A) the first anniversary of the date on which SP ceases to be employed by the Company or any successor thereof as an executive and (B) the earlier of (x) the first anniversary of the last day of the Call Exercise Period and (y) the Second Step Closing, SP, any SP Principal Investor or any of their respective Affiliates, shall be obligated to present any particular investment or business opportunity to the Company even if such opportunity is of a character that, if presented to the Company, could be pursued by the Company and (c) any Shareholder, Director (other than the Executive Chairperson or any Director who is a member of the Company’s executive management) or Affiliate of the foregoing, in each case, other than, until the later of (A) the first anniversary of the date on which SP ceases to be employed by the Company or any successor thereof as an executive and (B) the earlier of (x) the first anniversary of the last day of the Call Exercise Period and (y) the Second Step Closing, SP, any SP Principal Investor or any of their respective Affiliates, shall have the right to pursue for its own account (individually or as a partner or a fiduciary) or to recommend to any other Person any such investment opportunity; provided, that any Director who is a representative of the KKR Principal Investors and is offered an investment or business opportunity in his or her capacity as a Director shall be obligated to communicate such opportunity to the Company, in which case the KKR Principal Investors and their Affiliates shall not be permitted to pursue such opportunity unless the Company Board determines not to do so.

Section 2.9. Procuring Compliance with Article II.

(a) Subject to applicable Law, each Shareholder irrevocably undertakes that it shall, and it shall procure that any person who is appointed as a Director as their designee under Section 2.1 shall, comply with the provisions contained in this Article II hereof and in this Agreement generally. In particular, and without prejudice to the foregoing, each Shareholder irrevocably undertakes that it shall:

(i) not seek to appoint any person as a Director who is not entitled to be so appointed in accordance with this Agreement;

(ii) not seek to remove any Director as a Director unless it is entitled to remove such person in accordance with this Agreement;

(iii) procure that none of its designees exercises any powers to take any action that would violate this Agreement; and

(iv) procure that each of its designees shall ensure that all proceedings of the Company Board are conducted in accordance with this Article II, including the quorum necessary for meetings of the Company Board, the number of votes required to approve decisions of the Company Board and the number of votes to which each Director is entitled.

(b) Except as otherwise expressly provided pursuant to Section 2.7(a), Section 2.7(b) or Section 2.7(c), the Shareholders shall, and shall cause the Company to, (i) cause all Voting Securities Beneficially Owned by the

Shareholders or the Company, as applicable, to be voted in favor of any action requiring shareholder approval that is approved by the requisite approvals of the Company Board in accordance with this Agreement and (ii) refrain from causing the Voting Securities of the Company that are Beneficially Owned by the Shareholders or the Company, as applicable, to be voted in favor of any action requiring shareholder approval that is not approved by the requisite approvals of the Company Board in accordance with this Agreement.

Section 2.10. Company Organizational Documents; Conflicting Agreements.

(a) To the fullest extent permitted by applicable Law, the Shareholders and the Company shall take, or cause to be taken, all necessary action as may be required (including voting all Voting Securities Beneficially Owned by them or executing proxies or written consents, causing the Company to call a meeting of Shareholders and, to the extent permitted by applicable Law, directing the Directors designated by them to act) to cause the Company Organizational Documents to be amended, as necessary, so that they do not at any time conflict with any provision of this Agreement and they permit each Shareholder to receive the benefits to which each such Shareholder is entitled under this Agreement.

(b) To the fullest extent permitted by applicable Law, in the event of any conflict between this Agreement and the Company Organizational Documents, this Agreement shall control; provided, that in any such case, the Shareholders and the Company shall take, or cause to be taken, all necessary action pursuant to Section 2.10(a) to remove such conflict from the Company Organizational Documents.

(c) The Company shall not adopt any governance document, including any committee charters and any corporate governance or other similar board or committee policies, or enter into any agreements, contracts or other instruments inconsistent with the provisions of this Agreement.

ARTICLE III

TRANSFERABILITY OF SHARES; PREEMPTIVE RIGHTS

Section 3.1. Transfers Generally.

(a) Transfers Generally. No Shares may be Transferred unless such Transfer is made in accordance with the requirements of this Article III, as may be applicable, and any purported Transfer in violation of this Article III shall be null and void ab initio.

(b) Transfer Books. The Company shall not record upon its books any attempted Transfer of Shares held of record or Beneficially Owned by any Shareholder to any other Person, except Transfers made in accordance with this Agreement, and any attempted Transfer not made in accordance with this Agreement shall be null and void ab initio.

(c) Rights and Obligations of Transferees. Other than in connection with a Transfer to a Permitted Transferee, no purchaser of Shares from Walgreens shall be entitled to any rights granted to Walgreens pursuant to Section 2.1 (Company Board Representation), Section 2.2 (Company Board Committees), Section 2.4(c) (Acts of the Company Board), Section 2.7 (Shareholder Approval Rights) or Section 5.4(a) (Information, other than clauses (i) and (ii) thereof); provided, however, that in connection with a Transfer by Walgreens of at least 30% of the Ordinary Shares to a purchaser of such Ordinary Shares, Walgreens shall be permitted to assign to such purchaser Walgreens’ rights under this Agreement, except those rights set forth in Section 2.2(b); provided, further, that (i) Walgreens shall be permitted to make such assignment of approval rights only to one such purchaser, (ii) in no event shall such rights of Walgreens and such purchaser, and their respective Permitted Transferees, exceed, in the aggregate, such rights under this Agreement in the hands of Walgreens, assuming all such Ordinary Shares then Beneficially Owned by Walgreens and such purchaser, and their respective Permitted

Transferees, are then owned solely by Walgreens and (iii) with respect to an assignment of Walgreens’ rights under Section 2.1(b), such purchaser shall thereafter be entitled to designate, in accordance with Section 2.1(b), (x) prior to the completion of an IPO pursuant to Section 3.7, two individuals and (y) after the completion of an IPO, one individual, to the Company Board; provided, further, that after such assignment, Walgreens shall have no further rights under Section 2.1(b), except those rights set forth in Section 2.1(b)(iii), which shall remain in effect with respect to Walgreens in accordance with its terms. For the avoidance of doubt, such purchaser shall cease to have (x) any approval rights set forth on Annex B other than those set forth in clauses (a), (c), (d) or (f), once such purchaser ceases to Beneficially Own at least 30% of the Ordinary Shares and (y) the approval rights specified in the foregoing clause (x), once such purchaser ceases to Beneficially Own at least 5% of the Ordinary Shares. Subject to the last sentence of this Section 3.1(c), no Transfer by a Shareholder of Shares that would otherwise be permitted pursuant to this Agreement shall be permitted unless (x) the transferee shall have executed an appropriate document (a “Joinder Agreement”) substantially in the form attached hereto as Exhibit D or otherwise in form and substance reasonably satisfactory to the Company and the other Shareholder(s) confirming that the transferee takes such Shares, subject to all the terms and conditions of this Agreement to the same extent as its transferor was bound by and entitled, except as otherwise set forth herein, to the benefits of such provisions and (y) such Joinder Agreement shall have been delivered to the Company and the other Shareholder(s) prior to such transferee’s acquisition of such Shares. Where a Shareholder effects a Transfer of Shares to a transferee after such transferee has executed and delivered to the Company and the other Shareholder(s) a Joinder Agreement, and such Transfer is permitted pursuant to this Agreement, the transferee shall become a party to this Agreement and be bound by and entitled to its terms and conditions to the same extent as its transferor was so bound and entitled, except as otherwise set forth herein. Notwithstanding the foregoing, a transferee of Shares shall not be bound by any of the terms and conditions of this Agreement if the applicable Transfer is pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144 of the Securities Act.

Section 3.2. General Restrictions on Transfer of Shares.

(a) During the Pre-Second Step Period, no Transfer of any Shares shall be permitted other than (i) Transfers by a Shareholder to a Permitted Transferee of such Shareholder, (ii) Transfers by an SP Principal Investor of Capital Stock of Gibco to a Permitted Transferee of such SP Principal Investor, (iii) Transfers by a KKR Principal Investor of Capital Stock of Gibco to a Permitted Transferee of such KKR Principal Investor, (iv) Transfers pursuant to the MEP Restructuring in accordance with Section 7.19 of the Purchase Agreement or (v) after the exercise of the Call Option, the Transfer of Shares at the Second Step Closing pursuant to the Purchase Agreement.

(b) Subject to Section 3.2(a), until the date that is 24 months after the first day of the Post-Call Option Period, Shares held by Walgreens may not be Transferred other than (i) Transfers by Walgreens to a Permitted Transferee of Walgreens, (ii) Transfers by Walgreens as a Tag Offeree pursuant to, and in accordance with, Section 3.5, (iii) in a Required Sale pursuant to Section 3.6, (iv) pursuant to Section 3.7(c) or (v) pursuant to the Clawback Option, if applicable.

(c) Subject to Section 3.1(c), Section 3.2(e), Section 3.3, Section 3.4 and Section 3.5, from and after the date that is 24 months after the first day of the Post-Call Option Period, Shares held by Walgreens may be freely Transferred at any time; provided, that prior to the completion of a Qualified Public Offering, Walgreens shall furnish a written notice to Gibco at least one month prior to engaging in any marketing or other solicitation activities with respect to any potential Transfer of Shares.

(d) Subject to Section 3.1(c), Section 3.2(e)(y), Section 3.3 and Section 3.5, during the Post-Call Option Period, Shares held by Gibco may be freely Transferred at any time.

(e) Notwithstanding anything to the contrary in this Agreement (x) Walgreens may not Transfer any Shares to a Company Specified Person without the consent of Gibco; provided, that the restrictions in clause (x) of this

Section 3.2(e) shall not apply to any Transfers (i) to the Company or any of its Subsidiaries, (ii) to any Shareholder, (iii) to a Permitted Transferee, (iv) as a Tag Offeree pursuant to Section 3.5, (v) in a Required Sale pursuant to Section 3.6, (vi) pursuant to the Clawback Option or (vii) in an IPO pursuant to Section 3.7 or in any other Public Offering and (y) Gibco may not Transfer any Shares to a Walgreens Specified Person without the consent of Walgreens; provided, that the restrictions in clause (y) of this Section 3.2(e) shall not apply to any Transfers (i) to the Company or any of its Subsidiaries, (ii) to any Shareholder, (iii) to a Permitted Transferee, (iv) subject to applicable Law, in a Required Sale pursuant to Section 3.6 involving the Transfer in such Required Sale of 100% of the Shares and in which Walgreens receives as consideration Capital Stock in any Walgreens Specified Person representing no more than 5% of the outstanding Capital Stock of such Walgreens Specified Person; provided, that, such Capital Stock (1) (I) is listed or traded on a national securities exchange (as defined in the Exchange Act) or on the London Stock Exchange, Euronext Paris (Premier Marché), the Frankfurt Stock Exchange, the Tokyo Stock Exchange, the Hong Kong Stock Exchange or the Shanghai Stock Exchange and (II) can reasonably be expected to be fully sold over a course of 90 days after receipt based on the trading volume of such Capital Stock without adversely affecting the trading price of such Capital Stock and (2) is immediately freely transferrable (without volume limitations, filing obligations or any requirement to deliver a prospective purchaser a disclosure document of any kind) by Walgreens, either pursuant to an effective registration statement under the Securities Act or valid exemption from the registration requirements thereunder (or any similar foreign securities laws or requirements that may be applicable) or (v) in which 100% of the Shares Beneficially Owned by Walgreens are Transferred for all cash consideration.

(f) In addition to any other requirements imposed by this Article III, Walgreens may not (i) prior to an IPO, distribute any Shares to its stockholders by way of any dividend or other distribution or (ii) prior to a Qualified Public Offering, effect any Public Offering of Shares, in each case other than pursuant to and in accordance with the agreements to be entered into in connection with the IPO as contemplated by Section 3.7(b).

(g) Each Permitted Transferee of any Shareholder to which Shares are transferred (or of any Gibco Principal Investor in the case of a Transfer by it of Capital Stock of Gibco) shall, and such Shareholder (or Gibco Principal Investor) shall cause such Permitted Transferee to, Transfer back to such Shareholder (or Gibco Principal Investor), or to another Permitted Transferee of such Shareholder (or Gibco Principal Investor) any Shares (or Gibco Capital Stock) it owns prior to such Permitted Transferee ceasing to be a Permitted Transferee of such Shareholder (or Gibco Principal Investor).

Section 3.3. Other Transfer Restrictions.

(a) In addition to any other restrictions to Transfer herein contained, unless agreed by the Company Board, in no event may any Transfer of any Shares be made:

(i) subject to Section 3.7, if such Transfer would require the registration by the Company of such Transferred Share pursuant to any applicable securities Laws (unless such Transfer is pursuant to, and in accordance with, contractual registration rights granted by the Company);

(ii) if such Transfer would subject the Company, its shareholders or any of their respective Affiliates to regulation under the U.S. Investment Company Act of 1940, as amended, or Title I of ERISA, or would subject the Company, its shareholders or any of their respective Affiliates to regulation under the U.S. Investment Advisers Act of 1940, as amended;

(iii) if such Transfer would result in a violation of any applicable Law, and for the avoidance of doubt, Law includes applicable securities, ERISA and antitrust Laws;

(iv) if such Transfer would require the Company or any of its Subsidiaries to obtain any licensing or regulatory consent other than any such license or regulatory consent that is immaterial or ministerial in nature or that is a condition to effectuating the Transfer;

(v) prior to a Qualified Public Offering if such Transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of

Section 7704 of the Code or such Transfer would otherwise result in the Company being treated as a “publicly traded partnership,” as such term is defined in Sections 469(k)(2) or 7704(b) of the Code and the regulations promulgated thereunder;

(vi) if such Transfer would reasonably be expected to have an adverse regulatory impact (other than an immaterial impact) on the Company or its Subsidiaries; or

(vii) if such Transfer is made to any Person who lacks the legal right, power or capacity to own such Shares.

(b) Except as otherwise provided in Section 3.6, Section 3.7 and Section 3.9, the Shareholders effecting any Transfer of Shares permitted hereunder shall pay all reasonable costs and expenses, including attorneys’ fees and disbursements, incurred by the Company in connection with the Transfer on a pro rata basis in proportion to the number of Shares so Transferred by each such Shareholder.

(c) In furtherance of and not in limitation of Section 1.4, each Shareholder hereby agrees to take all actions in its power and authority as a shareholder of the Company (including voting its Shares) to approve any Transfer that complies with this Agreement.

Section 3.4. Right of First Offer.

(a) Following the date that is 24 months after the first day of the Post-Call Option Period (such time period, the “ROFO Period”), any proposed Transfer of Shares (other than to a Permitted Transferee or in a transaction pursuant to Section 3.5, Section 3.6 or Section 3.7) by Walgreens shall be subject to the right of first offer pursuant to, and Walgreens must first comply with the provisions of, this Section 3.4. In the event Walgreens proposes to Transfer any or all of its Shares (other than to a Permitted Transferee or in a transaction pursuant to Section 3.5, Section 3.6 or Section 3.7) during the ROFO Period (a “Sale”), then Walgreens shall furnish to Gibco a written notice of such proposed Transfer (a “Sale Notice”) not less than 30 Business Days prior to any such proposed Transfer.

(b) The Sale Notice shall include:

(i) (A) the number of Shares proposed to be sold by Walgreens (the “Subject Shares”), (B) all other material terms and conditions, to the extent then determined by Walgreens, in connection with such proposed Transfer, (C) the identity of any prospective third party purchasers, if known and (D) the proposed Transfer date, to the extent then determined by Walgreens; and

(ii) an invitation for Gibco (on behalf of itself or on behalf of any one or more of the shareholders of the Gibco Principal Investors to whom Gibco has assigned its rights under this Section 3.4) to make an offer to purchase all (but not less than all) of the Subject Shares for 100% cash consideration (unless otherwise agreed by Walgreens) and on any other terms and conditions set forth in the Sale Notice.

(c) Within 20 Business Days following the date of delivery of the Sale Notice (the “Option Period”), Gibco (on behalf of itself or on behalf of any one or more of the shareholders of the Gibco Principal Investors to whom Gibco has assigned its rights under this Section 3.4) may make an offer to purchase all (but not less than all) of the Subject Shares on the other terms and conditions set forth in the Sale Notice by delivering to Walgreens an irrevocable notice (the “Purchase Notice”), which Purchase Notice, in order to be valid, shall set forth the cash purchase price for the Subject Shares applicable to such offer and include customary documentation (which may consist in or include one or more “highly confident” letter(s) from bank(s) or other financial institution(s)), in the context of private acquisitions, establishing with reasonable confidence Gibco’s (or such shareholders of the Gibco Principal Investors’) ability to finance the transaction. Any Purchase Notice so delivered shall be binding upon the delivering party and irrevocable upon delivery. Gibco (on behalf of itself or on behalf of any one or more of the shareholders of the Gibco Principal Investors to whom Gibco has assigned its rights under this Section 3.4) shall be deemed to have waived all of its (and such shareholders of such Gibco Principal Investor’s)

rights to purchase any Subject Shares under this Section 3.4 if a Purchase Notice that complies with the above requirements shall not have been delivered to Walgreens prior to the expiration of the Option Period.

(d) In the event that Gibco (on behalf of itself or on behalf of any one or more of the shareholders of the Gibco Principal Investors to whom Gibco has assigned its rights under this Section 3.4) has delivered a valid Purchase Notice prior to the expiration of the Option Period, Walgreens shall be obligated to, within 10 Business Days, either accept or decline the offer set forth in the Purchase Notice. In the event that Walgreens shall have accepted, or shall not have declined, the offer set forth in such valid Purchase Notice within the 10 Business Day period referred to in the immediately preceding sentence, Walgreens and Gibco (on behalf of itself or on behalf of any one or more of the shareholders of the Gibco Principal Investors to whom Gibco has assigned its rights under this Section 3.4) shall negotiate in good faith definitive documentation for the purchase and sale of the Subject Shares on terms and conditions consistent with those contained in the Purchase Notice and on such other terms and conditions as may be agreed by Walgreens and Gibco (on behalf of itself or on behalf of such shareholders of the Gibco Principal Investors), with a view to execution and delivery of such definitive documentation as soon as reasonably practicable after the acceptance of such Purchase Notice or, in the absence of such acceptance, after such 10 Business Day period referred to in the immediately preceding sentence. The closing of the Transfer of such Subject Shares pursuant to such Purchase Notice shall take place within the time period set forth in the definitive documentation mutually agreed upon by Walgreens and the Person(s) that will acquire the Subject Shares (the “ROFO Purchaser”). Each of Walgreens, the Company, Gibco and the ROFO Purchaser (if not Gibco) agrees to use its reasonable best efforts to secure any regulatory approvals or other consents or approvals, and to comply with any Law necessary in connection with the offer, sale and purchase of such Subject Shares.

(e) In the event that (i) a valid Purchase Notice is not delivered in compliance with Section 3.4(c) or (ii) Walgreens declines the offer set forth in the applicable valid Purchase Notice in compliance with Section 3.4(d), then, during the 120 day period following the expiration of the Option Period or the date on which Walgreens declines the offer set forth in the applicable valid Purchase Notice, respectively, Walgreens may Transfer all (but not less than all) of the Subject Shares to a third party but only if the purchase price for such Transfer is the same as or higher than the purchase price specified in the Purchase Notice in the case of (ii) above and the other terms and conditions for such Transfer are not less favorable in the aggregate to Walgreens than the terms and conditions for the proposed Sale of the Subject Shares specified in the Sale Notice, in the case of clause (i) above, or the terms and conditions offered by the ROFO Purchaser pursuant to the applicable valid Purchase Notice, in the case of clause (ii) above (and any such Transfer shall not be subject to the right of first offer set forth in this Section 3.4). If at the end of the 120 day period set forth above in this Section 3.4(e), Walgreens has not entered into a definitive agreement providing for the Transfer of the Subject Shares to a third party in accordance with the foregoing sentence (or, if at the end of 180 days following the date of the Sale Notice, such Transfer has not been completed), then it shall be necessary for a separate Sale Notice to be delivered, and the terms and provisions of this Section 3.4 separately complied with, in order for Walgreens to consummate a Transfer of Shares during the ROFO Period (other than a Transfer to a Permitted Transferee or in a transaction pursuant to Section 3.5, Section 3.6 or Section 3.7).

(f) In connection with a proposed Transfer to which this Section 3.4 applies, Gibco may at any time at its option assign all or any portion of its rights under this Section 3.4 to, and substitute, one or more of the shareholders of Gibco for itself to act as the purchaser(s) or to exercise any other right of Gibco, or to satisfy any obligation of Gibco, under this Section 3.4; provided, however, that (i) notwithstanding any assignment of rights pursuant to this Section 3.4(f) (x) any notice required to be made by Walgreens pursuant to this Section 3.4 shall only be required to be made to Gibco, and Gibco shall be responsible for forwarding such notices to its permitted assigns and (y) any such permitted assigns shall not be relieved of any obligations it may have under this Section 3.4 as a result of Gibco failing to forward or such Person failing to receive such notices and (ii) no assignment of rights pursuant to this Section 3.4(f) shall relieve Gibco of its obligations under this Agreement, including this Section 3.4(f).

Section 3.5. Tag-Along Rights.

(a) (i) During the Post-Call Option Period, in the case of a transaction initiated by Gibco, and (ii) following the date that is 24 months after the first day of the Post-Call Option Period, in the case of a transaction initiated by Walgreens, and in each case prior to the completion of a Qualified Public Offering, neither Gibco nor Walgreens (as applicable, the “Selling Shareholder”) shall sell or otherwise effect a sale or other Transfer of all or any number of its Shares (other than to a Permitted Transferee or in a transaction pursuant to Section 3.4 or Section 3.6 or in a Public Offering pursuant to Section 3.7) unless the terms and conditions of such Transfer include an offer, on the same terms and conditions as the offer by the proposed third party transferee to the Selling Shareholder, to the Shareholder who is neither the Selling Shareholder nor a proposed third party transferee (the “Tag Offeree”), to include at the option of the Tag Offeree, in the sale or other Transfer to the third party, a number of Shares owned by the Tag Offeree (including its Permitted Transferees) determined in accordance with this Section 3.5. For the avoidance of doubt, any proposed Transfer by Walgreens as a Selling Shareholder pursuant to this Section 3.5 shall be subject to Walgreens’ prior compliance with Section 3.4.

(b) The Selling Shareholder shall send written notice of such third party offer (the “Inclusion Notice”) to the Tag Offeree in the manner specified herein, which Inclusion Notice shall include the material terms and conditions of the proposed Transfer, including (i) the name and address of the proposed transferee, (ii) the proposed amount and form of consideration (and if such consideration consists in part or in whole of property other than cash, the Selling Shareholder will provide such information, to the extent reasonably available to the Selling Shareholder (including using reasonable efforts to obtain such information from the proposed transferee, if applicable), relating to such non-cash consideration as the Tag Offeree may reasonably request in order to evaluate such non-cash consideration), (iii) the proposed Transfer date, if known, (iv) the number of Shares to be sold by the Selling Shareholder and (v) the Tag-Along Pro Rata Share.

(c) The Tag Offeree shall have the right (an “Inclusion Right”), exercisable by delivery of a notice to the Selling Shareholder at any time within 10 Business Days after receipt of the Inclusion Notice, to sell pursuant to such third party offer, and upon the terms and conditions set forth in the Inclusion Notice (which shall be the same terms and conditions applicable to the Selling Shareholder), that number of Shares requested to be included by the Tag Offeree, which number shall not exceed a number of the Tag Offeree’s (and its Permitted Transferees’) Shares equal to the product of (x) the Tag Offeree’s (and its Permitted Transferees’) Shares multiplied by (y) the Tag-Along Pro Rata Share (it being understood that the failure to exercise such right within such time period specified above shall be deemed to constitute a waiver of all of the Tag Offeree’s rights with respect to such proposed Transfer and any such exercise of the Inclusion Right shall be irrevocable). If the proposed third party transferee is unwilling to purchase all of the Shares proposed to be Transferred by the Selling Shareholder and an exercising Tag Offeree (determined in accordance with the first sentence of this Section 3.5(c)), then the Selling Shareholder and the exercising Tag Offeree shall reduce, on a pro rata basis based on their respective Sharing Percentages of the Shares held by the exercising Tag Offeree and the Selling Shareholder, the number of Shares that each otherwise would have sold so as to permit the Selling Shareholder and the exercising Tag Offeree to sell the number of Shares that the proposed third party transferee is willing to purchase. The Tag Offeree and the Selling Shareholder shall sell to the proposed third party transferee the Shares proposed to be Transferred by them in accordance with this Section 3.5 at the time and place provided for the closing in the Inclusion Notice, or at such other time and place as the exercising Tag Offeree, the Selling Shareholder and the proposed third party transferee shall agree. Notwithstanding the foregoing, no Tag Offeree shall be entitled to Transfer Shares pursuant to an Inclusion Right conferred pursuant to this Section 3.5 in the event that, notwithstanding delivery of an Inclusion Notice pursuant to this Section 3.5, the Selling Shareholder fails to consummate the Transfer of Shares which gave rise to such Inclusion Right. The Selling Shareholder shall, in its sole discretion, decide whether or not to pursue, consummate, postpone or abandon any proposed Transfer and, subject to the Inclusion Notice and the other terms of this Section 3.5, the terms and conditions thereof. No Shareholder or any Affiliate of any such Shareholder shall have any liability to any other Shareholder or the Company arising from, relating to or in connection with the pursuit, consummation, postponement, abandonment or terms and conditions of any such proposed Transfer except to the extent such Shareholder, or such Transfer, shall have failed to comply with the provisions of this Section 3.5.

(d) In connection with any such Transfer, an exercising Tag Offeree must agree to make the same representations, warranties, covenants and indemnities to the same extent, mutatis mutandis, as the Selling Shareholder; provided, that (x) no such Tag Offeree shall be required to make representations and warranties or covenants or provide indemnities as to any other Shareholder and no such Tag Offeree shall be required to make any representations and warranties (but, subject to clause (z) below, shall be required to provide several but not joint indemnities with respect to breaches of representations and warranties made by the Company or its Subsidiaries) about the business of the Company or its Subsidiaries, (y) no Tag Offeree shall be liable for the breach of any covenant by any other Shareholder and (z) notwithstanding anything in this Section 3.5(d) to the contrary, any liability relating to representations, warranties and covenants (and related indemnities) and other indemnification obligations regarding the business of the Company or its Subsidiaries assumed in connection with the Transfer shall be shared by the exercising Tag Offeree and the Selling Shareholder pro rata in proportion to the number of Shares to be actually Transferred by each of those Shareholders and in any event shall not exceed with respect to any Shareholder the proceeds received by such Shareholder in the proposed Transfer. An exercising Tag Offeree participating in such Transfer will be responsible for its proportionate share (pro rata in proportion to the number of Shares to be actually Transferred by such Tag Offeree) of the costs of the proposed Transfer to the extent not paid or reimbursed by the proposed third party transferee.

Section 3.6. Drag-Along Right.

(a) During the Post-Call Option Period until the completion of a Qualified Public Offering, if Gibco (acting at the direction of the KKR Principal Investors) proposes to sell or otherwise effect a sale or other Transfer of all or any number of its Shares (other than to a Permitted Transferee) (a “Required Sale”), then Gibco (acting at the direction of the KKR Principal Investors) may deliver a written notice to Walgreens (a “Required Sale Notice”) with respect to such proposed Required Sale as soon as practicable but in any event at least 20 Business Days prior to the anticipated closing date of such Required Sale. If Gibco (acting at the direction of the KKR Principal Investors) does not exercise its rights under this Section 3.6 in respect of a Transfer, such Transfer will be subject to Section 3.5.

(b) The Required Sale Notice will include the material terms and conditions of the Required Sale, including (i) the name and address of the proposed transferee, (ii) the proposed amount and form of consideration (and if such consideration consists in part or in whole of property other than cash, Gibco will provide such information, to the extent reasonably available to Gibco (including using reasonable efforts to obtain such information from the proposed transferee, if applicable), relating to such non-cash consideration as Walgreens may reasonably request in order to evaluate such non-cash consideration), (iii) the proposed Transfer date, if known, and (iv) the number of Shares to be sold by Gibco. Gibco will deliver or cause to be delivered to Walgreens copies of all transaction documents relating to the Required Sale promptly as the same become available.

(c) Walgreens, upon receipt of a Required Sale Notice, shall be obligated: to sell or otherwise Transfer a percentage of its Shares equal to the corresponding percentage that Gibco is proposing to Transfer under the Required Sale, and participate in the Required Sale; to vote, if required by this Agreement or otherwise, its Shares in favor of the Required Sale at any meeting of shareholders called to vote on or approve the Required Sale and/or to consent in writing to the Required Sale; subject to applicable Law, to cause any Walgreens Designated Directors serving on the Company Board to vote in favor of the Required Sale in a vote among the Company Board called to vote on or approve the Required Sale and/or to consent in writing to the Required Sale; to waive all dissenters’ or appraisal or similar rights, if any, in connection with the Required Sale; to enter into agreements relating to the Required Sale (including instruments of conveyance and transfer, and any purchase agreements, merger agreements, indemnity agreements and escrow agreements, to the extent also entered into by Gibco and as Gibco may reasonably require, in order to carry out the terms of this Section 3.6); to agree (as to itself) to make to the proposed purchaser the same representations, warranties, covenants and indemnities to the same extent, mutatis mutandis, as Gibco agrees to make in connection with the Required Sale; and to use commercially reasonable efforts to take or cause to be taken all other actions as may be reasonably necessary to consummate the Required Sale (provided, that Walgreens shall not be required pursuant to this Section 3.6 to agree to any divestitures or restrictions or similar actions or agreements in connection with any required approval of an antitrust or other Governmental Authority in connection therewith); provided, that (x) unless otherwise agreed, Walgreens may not be required to make representations and warranties or provide indemnities as to Gibco or any other Shareholder and Walgreens shall not be required to make any representations and warranties (but, subject to clause (z) below, shall be required to provide several but not joint indemnities with respect to breaches of representations and warranties made by the Company or its Subsidiaries) about the business of the Company or its Subsidiaries, (y) Walgreens shall not be liable for the breach of any covenant by Gibco or any other Shareholder and (z) notwithstanding anything in this Section 3.6(c) to the contrary, any liability relating to representations and warranties and covenants (and related indemnities) and other indemnification obligations regarding the business of the Company or its Subsidiaries assumed in connection with the Required Sale shall be shared by all Shareholders based on their respective Sharing Percentages and in any event shall not exceed with respect to any Shareholder the proceeds received by such Shareholder in the Required Sale.

(d) In the event that the proposed transferee in any Required Sale is a Walgreens Specified Person, then the Walgreens Designated Directors shall not attend or participate in any discussions of the Company Board with respect to such Required Sale; provided, that, for the avoidance of doubt, any such Transfer to a Walgreens Specified Person shall be prohibited under this Agreement unless in accordance with the requirements of clause (y) of Section 3.2(e).

(e) Any expenses incurred for the benefit of the Company or all Shareholders, and any indemnities, holdbacks, escrows and similar items relating to the Required Sale, that are not paid or established by the Company (other than those that relate to representations or indemnities concerning a Shareholder’s valid ownership of its Shares free and clear of all Encumbrances or a Shareholder’s authority, power and legal right to enter into and consummate a purchase or merger agreement or ancillary documentation) shall be paid or established by the Shareholders in accordance with their respective Sharing Percentages.

(f) Gibco (acting at the direction of the KKR Principal Investors) shall, in its sole discretion, decide whether or not to pursue, consummate, postpone or abandon any Required Sale and, subject to the Required Sale Notice and the other terms of this Section 3.6, the terms and conditions thereof. No Shareholder or any Affiliate of any such Shareholder shall have any liability to any other Shareholder or the Company arising from, relating to or in connection with the pursuit, consummation, postponement, abandonment or terms and conditions of any Required Sale except to the extent such Shareholder, or such Required Sale, shall have failed to comply with the provisions of this Section 3.6.

(g) Following Gibco’s delivery (acting at the direction of the KKR Principal Investors) of a Required Sale Notice, Walgreens shall be permitted to make proposals to the Company Board for alternative transactions to the applicable proposed Required Sale; provided, that Gibco (acting at the direction of the KKR Principal Investors) shall solely control the sale process and, without limiting the rights of any Director hereunder, Walgreens shall not have any right to participate in such process other than the making of any such proposal or as otherwise set forth in this Section 3.6.

Section 3.7. IPO; IPO Agreements.

(a) During the Post-Call Option Period, Gibco (acting at the direction of the KKR Principal Investors) may in its absolute discretion (but subject to the remainder of this Section 3.7) (i) establish the timing, structure, pricing and other terms and conditions of any IPO and (ii) approve any Recapitalization Transactions; provided, that no Recapitalization Transaction shall be permitted hereunder if such Recapitalization Transaction would materially adversely impact any Shareholder relative to any other Shareholder, without the prior written consent of such adversely affected Shareholder.

(b) Without limiting the provisions of Section 3.7(a), prior to an IPO, Walgreens shall take all such actions as Gibco (acting at the direction of the KKR Principal Investors) may reasonably require it to take in order to effect such IPO, to the extent also taken by Gibco, including entering into (i) one or more customary agreements with respect to various matters regarding such IPO and the rights and obligations of the Shareholders in connection therewith, including timing, structure and pricing of the IPO, underwriting agreements, lock-ups, provisions designed to result in an orderly disposition of securities by the Shareholders, indemnification of Shareholders by the Company and/or the IPO Entity, the obligation of each Shareholder to provide information relating to it and its investment in the Group, customary representations and indemnities in respect of any such information and any other matters customary in the context of an initial public offering, (ii) a customary registration rights or offering rights agreement for the benefit of the Shareholders and the shareholders of Gibco (which, in any event, shall include rights, obligations and other provisions, including with respect to the payment by the Company of costs and expenses in connection with registrations and offerings, substantially similar to the provisions set forth in Article V of the Buyers Shareholders Agreement as if each of Gibco, each of the Gibco Principal Investors and Walgreens were “Demand Shareholders” thereunder and the other shareholders of Gibco were holders of registrable securities (but were not “Demand Shareholders”) thereunder, mutatis mutandis, but taking into account required changes due to differing jurisdictions of organization (including as it relates to applicable Law) or the stock exchange on which the IPO Entity shall be listed; provided, that Gibco (acting at the direction of the KKR Principal Investors) shall have the right to initiate the first such registration or offering following an IPO), (iii) subject to the proviso in Section 3.7(a), one or more agreements in respect of any Recapitalization Transactions undertaken in connection with, and in furtherance of, such IPO and (iv) such other agreements with respect to various matters regarding the rights and obligations of the Shareholders as may be agreed among such Shareholders (collectively, the “IPO Agreements”). For the avoidance of doubt, Gibco and the Company shall use reasonable best efforts to take all actions necessary in order to effect the provisions of this Section 3.7(b), including entering into the customary registration rights or offering rights agreement described in clause (ii).

(c) If required by Gibco (acting at the direction of the KKR Principal Investors), Walgreens shall participate proportionally to the Principal Investor IPO Percentage in any IPO if such IPO includes securities to be sold by the Shareholders; provided, that Walgreens shall have the right to elect to participate up to proportionally to the Principal Investor IPO Percentage in any IPO which includes securities to be sold by the Shareholders if Gibco’s right described in this Section 3.7(c) is not exercised.

(d) Notwithstanding anything to the contrary herein (but giving effect to the proviso in clause (ii) of Section 3.7(b)), Walgreens shall not be treated less favorably in any material respect than the Gibco Principal Investors, considered in the aggregate (but with respect to pricing, individually), in respect of the terms and conditions of any IPO, any IPO Agreements or any Recapitalization Transactions.

(e) Each Shareholder hereby agrees that in preparation for the Company’s first IPO, the Shareholders will negotiate in good faith, and consult with the managing underwriters, to determine the appropriate governance structure for the IPO Entity as a publicly listed and traded entity, including the appropriate size for a reduced board of directors and the appropriate representation thereon of executive and non-executive directors (including independent directors) and directors nominated by the Shareholders, giving due regard to both the expectation of the public market with respect to transparent governance and the existing governance rights of the Shareholders set forth herein. In furtherance of the foregoing, Walgreens agrees that it shall accept the right to designate the same number of directors for election to the board of the IPO Entity as may be designated, directly or indirectly (i.e., through Gibco or another contractual arrangement), by KKR and its Affiliates.

Section 3.8. Preemptive Rights.

(a) Subject to Section 3.8(e), prior to an IPO, if the Company proposes to issue additional Capital Stock of the Company or any Subsidiary of the Company proposes to issue additional Capital Stock of such Subsidiary to any Person other than any member of the Group that is the Company or, directly or indirectly, wholly owned by the Company and the Managers and no other Person, the Company shall deliver to each Shareholder a written notice of such proposed issuance at least 20 Business Days prior to the date of the proposed issuance (the period from the effectiveness pursuant to Section 6.5 of such notice until the expiration of such 20 Business Day period, the “Subscription Period”). Such notice shall include, to the extent applicable, (i) the identity of the issuer, (ii) the amount, kind and terms of the Capital Stock to be included in the issuance, (iii) the price of the Capital Stock to be included in the issuance and (iv) the proposed issuance date, if known.

(b) Subject to Section 3.8(e), each Shareholder shall have the option, exercisable at any time during the first 10 Business Days of the Subscription Period by delivering an irrevocable written notice to the Company (except as otherwise provided in this Section 3.8) and on the same terms as those of the proposed issuance of such additional Capital Stock (including the number or amount, as applicable, of Capital Stock issuable upon exercise or conversion of any security), to irrevocably subscribe for such number or amount, as applicable, of Capital Stock up to (but in no event more than) an amount equal to the product of (i) the number or amount of any such additional Capital Stock (including the number or amount, as applicable, of Capital Stock issuable upon exercise or conversion of any security) to be offered and (ii) a fraction the numerator of which is the number of Shares owned by such Shareholder and the denominator of which is the total number of Shares outstanding (calculated on a fully diluted basis) immediately prior to such issuance, in each case, on the same terms and conditions as are to be provided to the proposed purchaser(s) in the issuance in question. In the event a Shareholder fails to exercise such option in accordance with the above requirements such Shareholder shall be deemed to have waived all of its rights with respect to such issuance. For the avoidance of doubt, unless the Company determines otherwise, no Shareholder shall have the right to subscribe for any Capital Stock with respect to which any other Shareholder has not, in whole or in part, exercised its preemption right hereunder.

(c) If at the end of the 90th day after the date of the effectiveness of the notice contemplated by Section 3.8(a) (as such period may be extended to the extent necessary to obtain any required regulatory approvals), the Company or its Subsidiary, as applicable, has not completed the issuance, each Shareholder, in the event it has exercised its right under this Section 3.8, shall be released from its obligations under the written commitment, the notice shall be null and void, and it shall be necessary for a separate notice to be furnished, and the terms and provisions of this Section 3.8 separately complied with, in order to consummate such issuance.

(d) Each Shareholder shall take or cause to be taken all such reasonable actions as may be necessary or reasonably desirable in order expeditiously to consummate each issuance pursuant to this Section 3.8.

(e) The provisions of this Section 3.8 shall not apply to issuances by the Company or any Subsidiary of the Company as follows:

(i) any issuance of securities upon the exercise or conversion of any shares, options, warrants or convertible securities issued and outstanding on the First Step Closing Date (in accordance with their terms as of the First Step Closing Date) or issued after the First Step Closing Date in a transaction that complied with the provisions of this Section 3.8 and was approved, as necessary, under this Agreement (in accordance with the terms of such securities);

(ii) any issuance of equity securities, options, warrants or convertible securities to officers, employees, directors or consultants of the Company or its Subsidiaries in connection with such Person’s employment or consulting arrangements with the Company or its Subsidiaries, or pursuant to any New MEP Plan, in each case, to the extent approved by the governing body of the entity making such issuance and approved, as necessary, under this Agreement;

(iii) any issuance of equity securities, options, warrants or convertible securities, in each case to the extent approved by the governing body of the entity making such issuance and approved, as necessary, under this Agreement (A) as acquisition consideration in any direct or indirect business combination or acquisition transaction approved, as necessary, under this Agreement, involving the Company or any of its Subsidiaries or (B) as acquisition consideration in connection with any joint venture or strategic partnership approved, as necessary, under this Agreement or (C) to financial institutions, commercial lenders or other debt investors, broker/finders or any similar party, or their respective designees in connection with the incurrence, approved, as necessary, under this Agreement, of Indebtedness of the Company or any of its Subsidiaries;

(iv) any issuance of equity securities pursuant to an IPO or other Public Offering, approved, as necessary, under this Agreement;

(v) any issuance of securities in connection with any share split, share dividend paid on a proportionate basis to all holders of the affected class of equity interest or recapitalization approved by the governing body of the entity making such issuance and approved, as necessary, under this Agreement; or

(vi) any issuance of securities in connection with a Recapitalization Transaction conducted in accordance with Section 3.9.

Section 3.9. Recapitalization Transactions.

(a) Each Shareholder hereby agrees, if requested by Gibco in connection with an IPO or Required Sale, to the extent determined in good faith by Gibco to be reasonably necessary or appropriate in connection therewith, to exchange or convert all or any portion of the Shares held by such Shareholder in any Recapitalization Transaction, in each case in the manner and on the terms set forth in this Section 3.9; provided, that notwithstanding anything to the contrary contained herein, no Recapitalization Transaction shall be permitted hereunder if such Recapitalization Transaction would materially adversely impact any Shareholder relative to any other Shareholder, without the prior written consent of such adversely affected Shareholder.

(b) The Company shall furnish a written notice (the “Recapitalization Notice”) to each Shareholder at least 10 Business Days prior to the consummation of any Recapitalization Transaction. The Recapitalization Notice shall set forth the principal terms and conditions of the proposed Recapitalization Transaction, including (i) the number of Shares to be exchanged or converted in the Recapitalization Transaction, (ii) the percentage of Shares owned by each of the Shareholders that are to be exchanged or converted by the Shareholders (the “Recapitalization Percentage”), (iii) the new form of securities to be received upon exchange or conversion of such Shares, (iv) the proposed or reasonably anticipated conversion or exchange date and (v) an explanation for the necessity and/or appropriateness of the Recapitalization in the context of such IPO or Required Sale. Following receipt of such Recapitalization Notice, each Shareholder may request additional information to assist such Shareholder in its evaluation of the impact of such Recapitalization Transaction on such Shareholder, and Gibco will endeavor in good faith to provide such information as soon as reasonably practicable. If the Recapitalization Transaction described in such Recapitalization Notice is consummated, each Shareholder shall: (x) be bound and obligated to convert or exchange the Recapitalization Percentage of such Shareholder’s Shares on the same terms and conditions as the other Shareholder; and (y) receive the same securities per Share exchanged or converted except for differences, if any, that relate to the election and voting power of directors; provided, that in the case of this clause (y), any such differences are consistent with the Shareholders’ rights under this Agreement. If at the end of the 120th day after the date of delivery of the Recapitalization Notice the Recapitalization Transaction has not been completed, the Recapitalization Notice shall be null and void, each Shareholder shall be released from such Shareholder’s obligation under the Recapitalization Notice and it shall be necessary for a separate Recapitalization Notice to be furnished, and the terms and provisions of this Section 3.9(b) separately complied with, in order to consummate such proposed Recapitalization Transaction pursuant to this Section 3.9.

(c) Each Shareholder shall, at the Company’s expense, take or cause to be taken all such actions as may be necessary or reasonably desirable in order to expeditiously consummate any Recapitalization Transaction, including executing, acknowledging and delivering consents, assignments, waivers and other documents or instruments and otherwise cooperating, to the extent reasonably requested by the Company and Gibco, in connection with such Recapitalization Transaction. Without limiting the generality of the foregoing, each Shareholder agrees, to (i) execute and deliver such agreements as may be reasonably specified by the Company or Gibco (including a shareholders’ agreement with terms that are substantially equivalent (to the extent reasonably practicable) to the terms of this Agreement, taking into account any change in the legal form of the issuer of the securities into which the Shares are being converted or exchanged), (ii) deliver, at or before the consummation of such Recapitalization Transaction, the share certificates for such Shares, duly endorsed, or with share (or equivalent) powers duly endorsed, for transfer with signature guaranteed, free and clear of any Encumbrances, with any share (or equivalent) transfer tax stamps affixed, against delivery of the applicable consideration, (iii) vote or consent in favor of such Recapitalization Transaction (to the extent a vote or consent is required) and (iv) waive any appraisal or dissenters’ rights with respect to the Recapitalization Transaction.

(d) Subject to the last sentence of Section 3.9(b), the closing of a Recapitalization Transaction to which this Section 3.9 applies shall take place (i) on the proposed conversion or exchange date, if any, specified in the Recapitalization Notice (provided, in each case, that all material authorizations, orders, consents and approvals of any Governmental Authority legally required for the closing of such Recapitalization Transaction shall have been obtained and be in effect) or (ii) if no proposed transfer date was specified in the Recapitalization Notice, at such time as the Company or Gibco shall specify by reasonable notice to each Shareholder.

Section 3.10. Specific Performance. In furtherance of and not in limitation of Section 6.12, each of the parties to this Agreement acknowledges that it shall be impossible to measure in money damages to the Company or the Shareholder(s), if any of them or any transferee or any legal representative of any party hereto fails to comply with any of the restrictions or obligations imposed by this Article III, that every such restriction or obligation is material, and that in the event of any such failure, neither the Company nor the Shareholder(s) shall have an adequate remedy at law or in damages. Therefore, each party hereto consents to the issuance of an injunction or the enforcement of other equitable remedies against it at the suit of an aggrieved party without the posting of any bond or other equity security, to compel specific performance of all of the terms of this Article III and to prevent any Transfer of Shares in contravention of any terms of this Article III, and waives, any defenses thereto, including the defenses of: (i) failure of consideration; (ii) breach of any other provision of this Agreement and (iii) availability of relief in damages.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1. Representations and Warranties of the Company. The Company hereby represents and warrants to, and agrees with, each of the Shareholders that, as of the date hereof:

(a) the Company has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery, and performance by the Company of this Agreement have been duly authorized by all necessary action;

(b) this Agreement has been duly and validly executed and delivered by the Company and constitutes the binding obligation of the Company enforceable against the Company in accordance with its terms, subject to Creditors’ Rights;

(c) the execution, delivery and performance by the Company of this Agreement will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of Law to which the Company is subject, (ii) violate any order, judgment, or decree applicable to the Company or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Company is a party or any term or condition of the Company Organizational Documents, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Company’s ability to satisfy its obligations hereunder; and

(d) no consent, approval, permit, license, order or authorization of, filing with, or notice or other action to, with or by any Governmental Authority or any other Person, is necessary, on the part of the Company to perform its obligations hereunder or to authorize the execution, delivery and performance by the Company of its obligations hereunder, except where such consent, approval, permit, license, order, authorization, filing or notice would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Company’s ability to satisfy its obligations hereunder or under any agreement or other instrument to which the Company is a party.

Section 4.2. Representations and Warranties of each Shareholder. Each Shareholder (severally and not jointly, as to itself) hereby represents and warrants to, and agrees with, the Company and the other Shareholders that, as of the date hereof:

(a) such Shareholder has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery and performance by such Shareholder of this Agreement have been duly authorized by all necessary action;

(b) this Agreement has been duly and validly executed and delivered by such Shareholder and constitutes the binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms, subject to Creditors’ Rights;

(c) such Shareholder is the Beneficial Owner and holder of record of the number of Shares set forth next to its name on Schedule I hereto;

(d) the execution, delivery, and performance by such Shareholder of this Agreement will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of Law to which such Shareholder is subject, (ii) violate any order, judgment, or decree applicable to such Shareholder or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which such Shareholder is a party or any term or condition of its certificate of incorporation or by-laws, certificate of limited partnership or partnership agreement, or certificate of formation or limited liability company agreement, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Shareholder’s ability to satisfy its obligations hereunder;

(e) no consent, approval, permit, license, order or authorization of, filing with, or notice or other action to, with or by any Governmental Authority or any other Person, is necessary, on the part of such Shareholder to perform its obligations hereunder or to authorize the execution, delivery and performance by such Shareholder of its obligations hereunder, except where such consent, approval, permit, license, order, authorization, filing or notice would not reasonably be expected to, individually or in the aggregate, have an adverse effect on such Shareholder’s ability to satisfy its obligations hereunder or under any agreement or other instrument to which such Shareholder is a party;

(f) such Shareholder has acquired the Shares for investment and not with a view toward any resale or distribution thereof; and such Shareholder has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the risks of its investment in the Shares and is capable of bearing the economic risks of the transactions contemplated by this Agreement; and

(g) such Shareholder is an informed and sophisticated participant in the transactions contemplated hereby and has undertaken such investigation, and has been provided with and has evaluated such documents and information, as it has deemed necessary in connection with the execution, delivery and performance of this Agreement and the investment in the Company; such Shareholder acknowledges that it is relying on its own investigation and analysis in entering into the transactions contemplated hereby, and has consulted its own legal, tax, financial and accounting advisors to determine the merits and risks thereof; and the Shareholder has not relied on any due diligence investigation of any other Shareholder or its advisors and their respective Affiliates, or on any oral or written materials prepared or presented by any other Shareholder or its advisors, including any projections, forecasts, return on investment or other future cash flow illustrations prepared by any such Shareholder or its advisors or their respective Affiliates.

ARTICLE V

OTHER COVENANTS

Section 5.1. Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Shareholder shall execute and deliver all such future instruments and take such other and further action as may be reasonably necessary or appropriate to carry out the provisions of this Agreement and the intention of the parties as expressed herein; provided, that any such instrument or action does not increase a Shareholder’s obligations or have an adverse effect upon such Shareholder’s rights under this Agreement.

Section 5.2. Certain Tax Matters.

(a) Without limiting the obligations of the Company and Gibco under the Purchase Agreement and for so long as Walgreens holds at least 10% of the total outstanding Ordinary Shares and the Company or any Subsidiary of the Company is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code:

(i) At the prior written request of Walgreens, the Company shall make or cause to be made an entity classification election pursuant to U.S. Treasury Regulation Section 301.7701-3(c) having an effective date specified by Walgreens (which shall be no sooner than the day prior to First Step Closing Date) and electing “disregarded entity,” partnership or corporate status, as specified by Walgreens, with respect to any Wholly-Owned Subsidiary (whether existing at or formed or acquired after the First Step Closing other than AB Acquisitions Limited, Regarded FinCo or Regarded UKCo) which is an Eligible Entity; provided, that if any such election would reasonably be expected to have an adverse effect on the Company or any Shareholder other than Walgreens, the Company shall promptly inform Walgreens of such adverse effect in writing describing in reasonable detail the adverse effect and requesting Walgreens’ consent not to make such election, which consent shall not be unreasonably withheld, conditioned or delayed. Walgreens must respond to such any request within 15 Business Days (but no later than five Business Days prior to any applicable deadline for making such election) or be deemed to have given its consent. Company and Walgreens shall cooperate in good faith to resolve any dispute over such consent. If such consent is given or is unreasonably withheld, conditioned or delayed, the Company shall not be required to make such election.

(ii) Gibco and the Company shall consult and cooperate in good faith with Walgreens regarding minimizing the amount of “subpart F income” within the meaning of Section 952 of the Code or any other income inclusion pursuant to Section 951 of the Code to the Buyer or its Affiliates. At the prior written request of Walgreens, the Company shall Consider in Good Faith (1) making or causing to be made an entity classification election pursuant to U.S. Treasury Regulation Section 301.7701-3(c) having an effective date and electing the entity classification specified by Walgreens with respect to any Subsidiary of the Company (other than a Wholly-Owned Subsidiary, AB Acquisitions Limited, Regarded FinCo or Regarded UKCo) and (2) taking or refraining from taking any other action to minimize the amount of “subpart F income” within the meaning of Section 952 of the Code or any other income inclusion pursuant to Section 951 of the Code to the Buyer or its Affiliates.

(iii) From and after the First Step Closing Date, except as otherwise provided in this Section 5.2 or Section 7.14 of the Purchase Agreement, the Company and the other members of the AB Group shall, and Gibco shall cause the Company and the members of the AB Group to, refrain from, directly or indirectly, (A) filing or permitting to be filed any elections pursuant to Section 754 or entity classification elections pursuant to U.S. Treasury Regulations Section 301.7701-3(c) with respect to the Company or any of its Subsidiaries; (B) converting the Company or any Subsidiary of the Company under local law from an Eligible Entity to a Per Se Entity or from a Per Se Entity into an Eligible Entity, as applicable; (C) amending or otherwise modifying the organizational documents of the Company or any Subsidiary of the Company that qualifies as an Eligible Entity (or any other agreements or arrangements relating to the personal liability of any member of the Company or any such Subsidiary) if such amendment or modification would cause the

Company or the respective Subsidiary, as applicable, not to qualify as an Eligible Entity or to change the default classification of the Company or any such Subsidiary pursuant to U.S. Treasury Regulation Section 301.7701-3(b); or (D) agreeing to or authorizing, or committing to agree to or authorize (in writing or otherwise) any of the actions set forth in clauses (A)-(C) above; provided that the Company shall be permitted to take such action with the written consent of Walgreens, not to be unreasonably withheld, conditioned or delayed.

(iv) The Company shall consult in good faith with Walgreens and use reasonable efforts to determine if any material transaction contemplated by the Company or its Subsidiaries would or would be reasonably expected to generate “subpart F income” within the meaning of Section 952 of the Code or otherwise result in an income inclusion by Walgreens or any of its Affiliates pursuant to Section 951 of the Code. If the Company makes such a determination, the Company shall promptly notify Walgreens in writing of such transaction and shall provide Walgreens with information reasonably requested by Walgreens in writing with respect to such transaction in sufficient detail to permit Walgreens to make an independent evaluation of the U.S. federal income tax consequences of such transaction to Walgreens. The Company shall Consider in Good Faith any comments received from Walgreens with respect to such transaction and shall, at the written request of Walgreens, Consider in Good Faith refraining from effecting such transaction or otherwise modifying such transaction to minimize the amount of “subpart F income” within the meaning of Section 952 of the Code or any other income inclusion pursuant to Section 951 of the Code to the Buyer or its Affiliates.

(v) The Company shall deliver to Walgreens any periodic Tax report prepared by the Director of Tax of the Company in the Ordinary Course of Business for delivery to the Finance Committee and the Group Audit Committee promptly after such Tax report is delivered. At a time mutually agreed to by Walgreens and the Company that is promptly after the end of each quarter, the Company will cause the Director of Tax of the Company to participate in a meeting or conference call with the Divisional Vice President of Tax of Walgreens to review and discuss (i) any material Tax planning arrangements of the Group; (ii) any material transfer pricing matters with respect to the Group; (iii) any material current or proposed transaction (including any material current or proposed intercompany transactions or arrangements between any member of the Group that would reasonably be expected to increase the amount of any income inclusion pursuant to Section 951 of the Code by Walgreens or any of its Affiliates); (iv) any material threatened or pending claim, audit or other proceeding with any Taxing Authority relating to any Tax or Tax Return of any member of the Group; (v) any material pending ruling request, closing agreement or other material agreement with any Taxing Authority; and (vi) any other material Tax matters with respect to the Group. Promptly following such meeting or conference call, the Company shall provide Walgreens with information reasonably requested by Walgreens in writing with respect to any matters discussed during such meeting or conference call in sufficient detail to permit Walgreens to make an independent evaluation of the U.S. federal income tax consequences of such matters to Walgreens. The Company shall Consider in Good Faith any comments received from Walgreens with respect to the matters discussed during such meeting or conference call and shall, at the written request of Walgreens, Consider in Good Faith taking or refraining from taking action with respect to such matters, in each case, to minimize the amount of “subpart F income” within the meaning of Section 952 of the Code or any other income inclusion pursuant to Section 951 of the Code to the Buyer or its Affiliates.

(b) Without limiting the obligations of the Company and Gibco under the Purchase Agreement and for so long as Walgreens holds at least 10% of the total outstanding Ordinary Shares, Gibco shall procure that neither it nor any company other than the Company or its Subsidiaries shall take any steps that would result in either: (i) any amount of interest expense of the Company or one of its Subsidiaries falling to be disallowed for the purposes of UK corporation tax as a result of the provisions of Part 7 of the UK Taxation (International and Other Provisions) Act 2010, or (ii) the group of companies of which the Company and its Subsidiaries are members for the purposes of paragraph 26 of Schedule 7AC to the UK Taxation of Chargeable Gains Act 1992 ceasing to be treated as a “qualifying group” under paragraph 18 of that Schedule.

(c) Each of Gibco and the Company shall (and shall cause their respective Affiliates, officers, employees, agents and representatives to) reasonably cooperate with Walgreens to adopt an initial taxable year, for U.S. federal income tax purposes, of the Company and each Subsidiary of the Company that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code ending on a date designated by Walgreens (which date, with respect to any Subsidiary of the Company that is a “controlled foreign corporation,” Walgreens contemplates will be within 29 days of the First Step Closing Date), and shall furnish or cause to be furnished to Walgreens, upon request, as promptly as practicable, such information and assistance as reasonably necessary to effect the foregoing; provided that nothing in this paragraph (c) shall be construed as requiring the Company or any of its Subsidiaries to change its financial reporting year or any other reporting period other than for U.S. federal income tax purposes.

(d) With respect to any period during which Walgreens holds Ordinary Shares and the Company is treated as a partnership for U.S. federal income tax purposes, the allocation of items of income, gain, loss, deduction or credit, for U.S. federal income tax purposes, among holders of Shares shall be governed by Schedule III hereto, and any amendment thereto that adversely affects Walgreens shall require the prior written consent of Walgreens, not to be unreasonably withheld, conditioned or delayed.

(e) The Company shall (i) use reasonable best efforts to conduct its operations such that no Shareholder (x) is treated as being engaged in “commercial activity” within the meaning of Section 892 of the Code; (y) recognizes income that is “effectively connected with the conduct of a trade or business within the United States” within the meaning of Sections 871 and 882 of the Code; or (z) recognizes unrelated business taxable income within the meaning of Section 512 of the Code and (ii) conduct its operations such that no Shareholder recognizes income other than qualifying income under Section 7704(d) of the Code.

(f) To the extent Company is required by law to withhold or to make tax payments on behalf of or with respect to any Shareholder (“Tax Advances”), the Company may withhold such amounts and make such tax payments as so required. All Tax Advances made on behalf of any Shareholder shall be repaid by reducing the amount of the current or next succeeding distribution or distributions which would otherwise have been made to such Shareholder or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Shareholder. If a distribution to a Shareholder is actually reduced as a result of a Tax Advance, for all other purposes of this Agreement such Shareholder shall be treated as having received the amount of the distribution that is reduced by the Tax Advance. Each Shareholder hereby agrees to indemnify and hold harmless the Company and the Shareholders from and against any liability (including, without limitation, any liability for taxes, penalties, additions to tax or interest) with respect to income attributable to or distributions or other payments to such Shareholder.

Section 5.3. Management Equity Incentive Plan. Each Shareholder acknowledges and agrees that pursuant to the Management Equity Incentive Plan, until the Second Step Closing, a portion of the total equity of the Group shall be held by management of the Company (such portion not to exceed 2.872% of the Group’s total share capital).

Section 5.4. Information.

(a) (i) The Company and its Subsidiaries will prepare and provide, or cause to be prepared and provided, to each Shareholder:

(A)	as soon as practicable, and in any event within 90 days after the end of each fiscal year, the audited consolidated financial statements of the Group, prepared in accordance with IFRS, audited in accordance with PCAOB auditing standards, including the audited consolidated Group statement of financial position as at the end of each such fiscal year and audited consolidated Group statements of income, cash flows and changes in equity for such fiscal year, in each case setting forth in comparative form the figures for the previous fiscal year, accompanied by the audit report of the Company’s statutory auditors;

(B)	as soon as practicable, and in any event within 45 days after the end of each quarterly accounting period in each fiscal year (other than the last fiscal quarter of the fiscal year) which aligns to the reporting period on which Walgreens will reflect the Group’s financials, the unaudited consolidated financial statements of the Group, prepared in accordance with IFRS, reviewed by the Group’s statutory auditors, (except for the absence of the notes to the consolidated financial statements and subject to year-end adjustments), comprising the unaudited consolidated Group statement of financial position as at the end of each such fiscal quarter and for the current fiscal year to date and unaudited consolidated Group statements of income, cash flows and changes in equity for such fiscal quarter and for the current fiscal year to date, in each case setting forth in comparative form the figures for the corresponding periods of the previous fiscal year;

(C)	as promptly as practicable following the end of each monthly accounting period in each fiscal quarter, and in any event reasonably concurrently with the provision of such materials to any outside recipient and in no event later than the time they are provided to the KKR Principal Investors, the unaudited consolidated financial statements of the Group prepared in accordance with IFRS, including the unaudited consolidated Group statement of financial position as at the end of each such monthly period and for the current fiscal year to date and unaudited consolidated Group statements of income, cash flows and changes in equity for each such monthly period and for the current fiscal year to date;

(D)	within a reasonable time following written request by such Shareholder, reasonable access to the premises, officers, employees, books and records of any member of the Group, at reasonable hours and so as not to unduly disrupt the operations of the Company and its Subsidiaries and shall use their reasonable best efforts to provide such Shareholder reasonable access to the auditors of the Company; and

(E)	within a reasonable time following written request by such Shareholder, such other financial or other information regarding the Company’s or any other member of the Group’s operations, activities, finances and accounts as may already exist and as such Shareholder may reasonably request.

(ii) For so long as Walgreens is a Shareholder, as soon as practicable after written request from Walgreens, subject to the last sentence of this clause (ii), the Company and its Subsidiaries will provide, or cause to be prepared and provided, any information relating to the Company and its Subsidiaries or their respective assets or businesses as Walgreens may reasonably request for purposes of preparing and filing Tax Returns, making any Tax elections, preparing for any claim, audit or other proceeding with any Taxing Authority, prosecuting or defending any claim, audit or other proceeding with any Taxing Authority relating to any Tax or Tax Return, or accounting for Taxes, which information the Company shall prepare in the manner and on the basis as Walgreens may reasonably request. With respect to information requests relating to preparing and filing periodic Tax Returns, Walgreens will consult and cooperate in good faith with the Company as soon as reasonably practicable at the beginning of the relevant taxable period regarding the information that Walgreens reasonably expects to need for preparing and filing such Tax Returns for such taxable year such that the Company can implement the appropriate reporting systems to collect and report such information for the taxable year.

(iii) For so long as Walgreens Beneficially Owns at least 5% of the total outstanding Ordinary Shares, the Company will use its reasonable best efforts to prepare and provide or assist Walgreens with preparing, or use its reasonable best efforts to cause to be prepared and provided, in a reasonably timely fashion upon reasonable prior request by Walgreens, any (A) financial information (including those described in clauses (A)-(C) of Section 5.4(a)(i)) or other data relating to the Group and (B) any other relevant information or data in each case, to the extent necessary, as reasonably determined in good faith by Walgreens, for Walgreens to, (x) comply with GAAP or its obligations under applicable Law or the rules and regulations of any SRO (including reporting, filing and accounting obligations that may arise under applicable Law or the rules and regulations of any SRO in the course of Walgreens’ business and financing activities) or (y) apply the equity method of accounting in accordance with GAAP and/or United States generally accepted auditing standards and applicable Law, and agrees to use its reasonable best efforts to cause its and its Subsidiaries Representatives to cooperate in good faith with Walgreens in connection with the foregoing.

(b) For the avoidance of doubt, the provisions of Section 7.09, Section 7.05 and Section 7.02 of the Purchase Agreement shall be the only provisions pursuant to which Gibco and the Company or any of their Affiliates shall have any obligation to Walgreens or any of its Affiliates in respect of the preparation and provision of information and the provision of cooperation or assistance with respect to Debt Financing (as defined in the Purchase Agreement) or the Proxy Statement (as defined in the Purchase Agreement), and Walgreens hereby acknowledges and agrees that it shall not have any right to claim that the failure of Gibco or the Company to perform any obligation under Section 5.4(a) has resulted in the failure of Gibco or the Company to perform any obligation under Section 7.09, Section 7.05 or Section 7.02 of the Purchase Agreement.

(c) In furtherance of and not in limitation of any other similar agreement such Shareholder or any of its Representatives may have with the Company or its Subsidiaries, each Shareholder agrees that all Confidential Information shall be kept confidential by such Shareholder and shall not be disclosed by such Shareholder in any manner whatsoever, except as permitted by this Section 5.4(c). Any Confidential Information may be disclosed:

(i) by a Shareholder (x) to any of its Affiliates, (y) to such Shareholder’s or such Affiliate’s respective directors, managers, officers, employees and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors thereof) and (z) in the case of Gibco, to any direct or indirect shareholder of Gibco and, if any such direct or indirect shareholder of Gibco is a limited partnership, limited liability company or other investment vehicle, to any current or prospective direct or indirect general partner, limited partner, member, equityholder or management company of such direct or indirect shareholder of Gibco or any former direct or indirect general partner, limited partner, member, equityholder or management company which retained an economic interest in such direct or indirect shareholder of Gibco (or any employee, attorney, accountant, consultant, banker or financial advisor or representative of any of the foregoing) (each of the Persons described in clause (z), collectively, “Gibco Related Persons” and each of the Persons described in clauses (x), (y) and (z), collectively, for purposes of this Section 5.4(c) and the definition of “Confidential Information”, “Representatives”), in each case, solely if and to the extent any Representative needs to be provided such Confidential Information to assist such Shareholder (or its Affiliates or, in the case of Gibco, any Gibco Related Persons, as applicable) in evaluating or reviewing its existing or prospective direct or indirect investment in the Group, including in connection with the disposition thereof, and each Representative of a Shareholder shall be deemed to be bound by the provisions of this Section 5.4(c) (provided, that with respect to Gibco Related Persons, such Person shall instead be deemed to be bound by any confidentiality agreement or obligation to which such Person is a party or is otherwise bound, which has restrictions substantially similar to this Section 5.4(c)) and such Shareholder shall be responsible for any breach of this Section 5.4(c) (or such other agreement or obligation, as applicable) by any such Representative;

(ii) by a Shareholder or any of its Representatives to the extent the Company and the other Shareholder consent in writing;

(iii) by a Shareholder or any Gibco Related Person or any of their respective Representatives to a potential Transferee (so long as such Transfer is permitted hereunder); provided, that such Transferee agrees to be bound by the provisions of this Section 5.4(c) (or a confidentiality agreement having restrictions substantially similar to this Section 5.4(c)) and such Shareholder shall be responsible for any breach of this Section 5.4(c) (or such confidentiality agreement) by any such Transferee; and

(iv) by any Shareholder or any Gibco Related Person or any of their respective Representatives to the extent that such Shareholder, Gibco Related Person or Representative has received advice from its counsel that it is legally compelled to do so or is required to do so to comply with applicable Law or legal process or Governmental Authority request or the rules of any securities exchange on which its securities are listed or the rules and regulations of any SRO; provided, that prior to making such disclosure, such Person uses commercially reasonable efforts to preserve the confidentiality of the Confidential Information to the extent permitted by Law, including to the extent practicable and permitted by Law, consulting with the Company and Walgreens (in the case of Gibco or any of its Representatives) or Gibco (in the case of Walgreens or any of its Representatives) regarding such disclosure and, if reasonably requested by the Company or Walgreens (in the case of Gibco or any of its Representatives), or the Company or Gibco (in the case of Walgreens or any of its Representatives), assisting such requesting party, at the Company’s expense, in seeking a protective order to prevent the requested disclosure; provided, further, that such Shareholder, Gibco Related Person or Representative which is required to disclose Confidential Information, as the case may be, uses reasonable best efforts to disclose only that portion of the Confidential Information as is requested by applicable Governmental Authority or as is, based on the advice of its counsel, legally required or compelled. Notwithstanding anything to the contrary herein, the confidentiality obligations of (x) Walgreens under this Section 5.4(c) shall not apply to any disclosures reasonably determined in good faith by Walgreens to be necessary in connection with its reporting and filing obligations under applicable Law or its application of the equity method of accounting in accordance with GAAP and/or United States generally accepted auditing standards or (y) any Shareholder or Gibco Related Person under this Section 5.4(c) shall not apply to the disclosure of the fact that such Shareholder or Gibco Related Person has an investment in the Group in name only (it being understood that this disclosure shall not include the investment amount, valuation information or any other information related thereto); provided, that for the avoidance of doubt, such information may otherwise be disclosed by such Shareholder or Gibco Related Person to its Representatives in accordance with the first sentence of this Section 5.4(c). The terms and provisions of this Section 5.4(c), together with Section 1.6(c) of the Buyer Shareholders Agreement, shall supersede the terms of the Confidentiality Agreement, which is hereby expressly terminated.

(d) Notwithstanding anything to the contrary herein, without limiting any such Director’s fiduciary duties under applicable Law, and subject to Section 2.8 and Section 5.5 hereof and Section 3.2 of the Buyer Shareholders Agreement, each of the Shareholders hereby consents to the Gibco Designated Directors that are representatives of the KKR Principal Investors sharing any information such Directors (in their capacities as such) receive from any member of the Group with officers, directors, members, employees, attorneys, accountants, consultants, bankers and financial advisors of Kohlberg Kravis Roberts & Co. L.P., the KKR Principal Investors, the KKR Investment Funds and their respective Affiliates (other than any portfolio companies thereof), in each case, who shall agree to be bound by the provisions of Section 5.4(c) and this Section 5.4(d) (or to be bound by any confidentiality agreement or obligation to which such Person is a party or is otherwise bound, which has restrictions substantially similar to Section 5.4(c) and this Section 5.4(d)) (and Gibco shall also remain responsible for any breach of such provisions, or such other agreements or obligations, as applicable, by any such Person) for the internal use by Kohlberg Kravis Roberts & Co. L.P., the KKR Principal Investors, the KKR Investment Funds and such Affiliates, and to the internal use by Kohlberg Kravis Roberts & Co. L.P., the KKR Principal Investors, the KKR Investment Funds and such Affiliates of any information received from any member of the Group, in each case subject, however, to (x) Kohlberg Kravis Roberts & Co. L.P., the KKR Principal Investors, the KKR Investment Funds and their respective Affiliates maintaining adequate procedures to prevent such information from being used in connection with the purchase or sale of securities of Walgreens or the Company in violation of applicable Law and (y) compliance by Kohlberg Kravis Roberts & Co. L.P., the KKR Principal Investors, the KKR Investment Funds and their respective Affiliates with the confidentiality provisions set forth in Section 5.4(c).

Section 5.5. Non-Solicitation; Non-Hire. Until the applicable Non-Compete Fall-Away Date (a) each Shareholder shall not (and shall use its reasonable efforts to procure that its Affiliates do not) and (b) each Shareholder (other than Walgreens and its Permitted Transferees) and the Company shall not, and the Company shall cause its Subsidiaries not to (and each such Shareholder and the Company shall use reasonable efforts to procure that its Affiliates do not), initiate or conduct any discussions about future employment with, or employ, any Senior Manager, in the case of clause (a), or of the management team of Walgreens and its Subsidiaries with a title of Vice-President or higher, in the case of clause (b), without the approval of the Company Board (acting by simple majority of the disinterested Directors), in the case of clause (a), or without the approval of the board of directors of Walgreens (acting by simple majority of its disinterested directors), in the case of clause (b), and, in each case, shall not make any offers to any such executive; provided, that the foregoing shall not be construed to prohibit solicitation for employment or employment of any such executive (i) resulting from general advertisements for employment conducted by such party or its Affiliates, (ii) six months following cessation of such executive’s employment with the Group, in the case of clause (a), or with Walgreens and its Subsidiaries, in the case of clause (b), without any encouragement by such party or its Affiliates or (iii) in the case of clause (a), by Walgreens, following exercise of the Call Option in accordance with the Purchase Agreement, so long as employment by Walgreens of any such executive remains conditioned in all respects on the completion of the Second Step Closing. For purposes of this Section 5.5, an “Affiliate” of Gibco or the Company shall not be deemed to include (i) any “portfolio company” (as such term is customarily used among institutional investors) of Kohlberg Kravis Roberts & Co. L.P. so long as such portfolio company has not received any Confidential Information and none of Kohlberg Kravis Roberts & Co. L.P. or any of its controlled Affiliates instructs or overtly encourages any such portfolio company to take any action that would violate any provision of this Agreement that would be applicable to such portfolio company were it to be deemed to be an Affiliate hereunder or (ii) any KKR Non-Private Equity Business.

Section 5.6. Non-Competition.

(a) In order to induce the Shareholders and the Company to enter into this Agreement and the Transactions, until the applicable Non-Compete Fall-Away Date (x) each of Gibco and the Company and (y) Walgreens, hereby covenants and agrees that it shall not, directly or indirectly (including through Affiliates), own, manage or operate, or participate in, or benefit from, the ownership, management or operation of, or have any Beneficial Ownership interest in, any (1) Walgreens Designated Entity, in the case of clause (x), or (2) Company Designated Entity, in the case of clause (y); provided, that without limiting the generality of the foregoing, this Section 5.6(a) shall not prohibit:

(i) the Beneficial Ownership, as a passive investment, of less than five percent of the outstanding stock of any publicly traded corporation;

(ii) the operation of any businesses conducted by the Group, in the case of clause (x), or Walgreens and its Subsidiaries, in the case of clause (y), in each case that exist as of the date hereof, in the lines of business, and in the geographic markets, in which they are actively engaged as of the date hereof;

(iii) the performance of any act or the conducting of any business conducted by the Joint Ventures;

(iv) taking any action that is expressly required by this Agreement, any of the Transaction Documents (including the Buyer Shareholders Agreement); or

(v) the acquisition of a Person or business or more than 50% of the outstanding Capital Stock of such Person or business, if such Person or business conducts, directly or indirectly, businesses of any Walgreens Designated Entity, in the case of clause (x), or of any Company Designated Entity, in the case of clause (y), in each case or any lesser percentage if such acquisition results in the holding of the right to control such Person or business, and, prior to such acquisition, neither such Person nor any of its Affiliates, nor such business nor any of its Affiliates, as the case may be, was an Affiliate of the acquiror or its Affiliates, and such Person or business, as the case may be, and its Affiliates derived not more than 10% of its total consolidated revenues in its most recent fiscal year from activities of such Walgreens Designated Entity, in the case of clause (x), or of such Company Designated Entity, in the case of clause (y).

(b) In furtherance of and not in limitation of Section 6.12, each of the parties to this Agreement acknowledges that it shall be impossible to measure in money damages to the other parties hereto if any of them or any transferee or any legal representative of any party hereto fails to comply with any of the restrictions or obligations imposed by this Section 5.6, that every such restriction or obligation is material, and that in the event of any such failure, the other parties hereto shall not have an adequate remedy at law or in damages. Therefore, each party hereto consents to the issuance of an injunction or the enforcement of other equitable remedies against it at the suit of an aggrieved party without the posting of any bond or other equity security, to compel specific performance of all of the terms of this Section 5.6 and to prevent any breach of any terms of this Section 5.6, and waives, any defenses thereto, including the defenses of: (i) failure of consideration; (ii) breach of any other provision of this Agreement and (iii) availability of relief in damages.

(c) Each of the parties hereto acknowledges and agrees that the restrictions contained in this Section 5.6 are reasonable and necessary to protect the legitimate interests of the others and constitute a material inducement to the other to enter into this Agreement, the other Transaction Documents and consummate the transactions contemplated by this Agreement and the Transactions. It is the intent of the parties that the provisions of this Section 5.6 shall be enforced to the fullest extent permissible under the Law and public policies applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Section 5.6 shall be adjudicated to be invalid or unenforceable, such provision or portion thereof shall be deemed amended to the minimum extent necessary to render such provision or portion valid and enforceable, such amendment to apply only with respect to the operation of such provision or portion in the particular jurisdiction in which such adjudication is made.

(d) For purposes of this Agreement, the “Non-Compete Fall-Away Date” means the date that is the first anniversary of the earlier of (A) the last day of the Call Exercise Period and (B) the Governance Clawback Date.

(e) For purposes of this Section 5.6, an “Affiliate” of Gibco or the Company shall not be deemed to include Kohlberg Kravis Roberts & Co. L.P., any KKR Principal Investor, any KKR Investment Fund or any of the Affiliates or portfolio companies of Kohlberg Kravis Roberts & Co. L.P., any KKR Principal Investor or any KKR Investment Fund.

ARTICLE VI

MISCELLANEOUS

Section 6.1. Termination. This Agreement shall terminate and be of no further force and effect upon the earlier of (i) the written consent of both Shareholders, (ii) the completion of the Second Step Closing, (iii) after the completion of a Qualified Public Offering, the first date on which Walgreens Beneficially Owns fewer Shares than the aggregate number of publicly listed and traded Shares and (iv) the 25th anniversary of the First Step Closing. At the time any Shareholder ceases to Beneficially Own any Shares, such Shareholder shall automatically cease to be a party to this Agreement. Termination of this Agreement shall not relieve any party for the breach of any obligations under this Agreement prior to such termination. Notwithstanding any such termination of this Agreement in its entirety or in respect of any Shareholder pursuant to this Section 6.1, the provisions of Section 2.1(e), Section 2.8, Section 3.3(b), the final two sentences of Section 3.5(c), clause (z) of the penultimate sentence and the final sentence of Section 3.5(d), Section 3.6(e), Section 3.6(f), the agreements entered into in connection with an IPO as contemplated by Section 3.7(b), Section 5.4(c), Section 5.5, Section 5.6 and this Article VI shall survive any termination of this Agreement in accordance with their respective terms or, if the terms of any such provision do not contain an expiration, until the later of the fifth anniversary of such termination and the liquidation and dissolution of the Company; provided, that in all cases, the latest that any provision of this Agreement may survive is until the 25th anniversary of the First Step Closing.

Section 6.2. Indemnification.

(a) The Company agrees to indemnify, pay, protect and hold harmless, to the maximum extent permitted by applicable Law, each member of the Company Board, each Shareholder and its Affiliates and their respective directors, managers, officers, employees and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors) (collectively, the “Indemnitees”) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (including all reasonable costs and expenses of attorneys and the defense, appeal and settlement of any and all suits, actions or proceedings instituted or threatened against any Indemnitee) and all costs of investigation in connection therewith (collectively, “Losses”) which may be imposed on, incurred by, or asserted against the Indemnitee in any way relating to or arising out of, or alleged to relate to or arise out of, any action or inaction prior to, on or after the date of this Agreement, on the part of the Indemnitee when acting on behalf of any member of the Group in any capacity, including as a member of the Company Board or committee thereof or as a member of any other board of directors or other governing body or committee thereof of any member of the Group (other than any such Losses by a Shareholder as a result of a breach of this Agreement by such Shareholder without prejudice to any other remedy a Shareholder may have as a result of such breach, or such Losses which are finally determined by a competent court (after all appeals have been heard or waived) to have resulted from such Indemnitee’s fraud, gross negligence or willful misconduct).

(b) The right to indemnification conferred in this Section 6.2 shall include the right to be paid or reimbursed by the Company the expenses incurred by a Person of the type to be indemnified under Section 6.2(a) who was, is or is threatened to be made, a named defendant or respondent in a proceeding in advance of the final disposition of the proceeding and without any determination as to the Person’s ultimate entitlement to indemnification. Such expenses shall, at the request of the Person entitled to be indemnified under Section 6.2(a), be advanced by the Company on behalf of such Person in advance of the final disposition of a proceeding so long as such Person shall have provided the Company with a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Section 6.2 or otherwise.

(c) In any action, suit or proceeding against any Indemnitee relating to or arising out of, or alleged to relate or to arise out of, any such action or non-action, the Indemnitee shall have the right jointly to employ, at the expense of the Company, counsel appointed by the Company, which counsel shall be reasonably satisfactory to the Indemnitee, in such action, suit or proceeding. If joint counsel is so retained, an Indemnitee may nonetheless employ separate counsel, but at such Indemnitee’s own expense. If an Indemnitee is determined by a court, tribunal or other relevant body to have committed fraud or to have acted with gross negligence or to have been guilty of willful misconduct, the Indemnitee shall reimburse all the expenses paid by the Company on its behalf under this paragraph.

(d) The Company acknowledges and agrees that its indemnification obligations under this Section 6.2 to indemnify or advance expenses to any Indemnitee for the matters covered hereby shall be the primary source of indemnification and advancement of such Indemnitee in connection therewith, and any obligation on the part of any Shareholder Indemnitor under any Shareholder Indemnification Agreement to indemnify or advance expenses to such Indemnitee shall be secondary to the Company’s obligation and shall be reduced by any amount that the Indemnitee may collect as indemnification or advancement from the Company. In the event that the Company fails to indemnify or advance expenses to an Indemnitee as required or contemplated by this Agreement, and any Shareholder Indemnitor makes any payment to such Indemnitee in respect of indemnification or advancement of expenses under any Shareholder Indemnification Agreement on account of such Unpaid Indemnitee Amounts, such Shareholder Indemnitor shall be subrogated to the rights of such Indemnitee under this Agreement in respect of such Unpaid Indemnitee Amounts.

(e) The indemnification rights contained in this Section 6.2 will be cumulative of, and in addition to, any and all other rights, remedies and recourse to which an Indemnitee, its heirs, successors, assignees and administrators may otherwise be entitled by contract or as a matter of Law. The indemnification provided in this Section 6.2 will inure to the benefit of the heirs, successors, permitted assignees and administrators of each of the Indemnitees. To the extent that any Indemnitee is entitled to be indemnified by the Company, any other Indemnitee and/or any insurer under a policy procured by such Indemnitee (i) the obligations of the Company hereunder shall be primary and the obligations of such other Indemnitee or insurer secondary and (ii) the Company shall not be entitled to contribution or indemnification from or subrogation against such other Indemnitee or insurer.

(f) The indemnity provided by this Section 6.2 shall in no event cover damages or indemnifiable expenses to the extent they are actually paid or reimbursed by or under any applicable insurance policy carried by the Company or any of its Subsidiaries, provided, that neither the Company nor any of its Subsidiaries shall be obligated to carry any such policy.

(g) Except as set forth in the last sentence of Section 6.2(c), under no circumstances will any Shareholder be liable for or have any obligation to satisfy any indemnification claim under this Section 6.2.

Section 6.3. Amendments and Waivers. Except as otherwise provided herein, this Agreement may not be amended except by an instrument in writing signed by each of the Company and the Shareholders; provided, that any Shareholder may waive (in writing) the benefit of any provision of this Agreement with respect to itself for any purpose. No waiver of any breach of any of the terms of this Agreement shall be effective unless such waiver is made expressly in writing and executed and delivered by the party against whom such waiver is claimed. A waiver or consent to or of any breach or default by any Person in the performance by that Person of its obligations with respect to this Agreement is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to this Agreement. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute of limitations period has run.

Section 6.4. Successors, Assigns and Transferees. Subject to the restrictions on Transfers set forth in this Agreement, this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns; and by their signatures hereto, each party intends to and does hereby become bound. Subject to the limitations set forth herein, the rights and obligations of any Shareholder under this Agreement shall not be assigned except to a Transferee to which a Shareholder Transfers its Shares in compliance with this Agreement. Any assignment of rights or obligations in violation of this Section 6.4 shall be null and void. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any Person any right, remedy or claim under, in or in respect of this Agreement or any provision herein contained other than the parties hereto and their respective permitted successors and assigns.

Section 6.5. Notices.

(a) Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or required to be given hereunder shall be in writing and shall be deemed to be duly given if personally delivered, sent via facsimile or email and confirmed, or mailed by certified mail, return receipt requested, or sent by nationally recognized overnight delivery service with proof of receipt maintained, at the following addresses (or any other address that any such party may designate by written notice to the other parties):

if to the Company, to it at:

94, Baarerstrasse

6300 Zug

Switzerland

Attention: Marco Pagni

Email: Marco.Pagni@allianceboots.com

with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Ave.

New York, New York 10017

Attention: Mark D. Pflug

Facsimile: (212) 455-2502

Email: mpflug@stblaw.com

and Darrois Villey Maillot Brochier 69, avenue Victor Hugo Paris 75783 France
Attention: Alain Maillot
Ben Burman
Facsimile: +33 1 45 02 49 59
Email: amaillot@darroisvilley.com

            bburman@darroisvilley.com

if to Gibco, to it at:

57/63 Line Wall Road

Gibraltar

Attention: Marco Pagni

Facsimile: +350 200 71966

Email: Marco.Pagni@allianceboots.com

with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Ave.

New York, New York 10017

Attention: Mark D. Pflug

Facsimile: (212) 455-2502

Email: mpflug@stblaw.com

and

Darrois Villey Maillot Brochier 69, avenue Victor Hugo Paris 75783 France
Attention: Alain Maillot
Ben Burman
Facsimile: +33 1 45 02 49 59
Email: amaillot@darroisvilley.com bburman@darroisvilley.com
if to Walgreens, to it at:

Walgreen Co. 108 Wilmot Road
Attention: Thomas J. Sabatino, Executive Vice President,
General Counsel and Corporate Secretary
Facsimile: (847) 315-3652
Email: thomas.sabatino@walgreens.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019
Attention: Andrew R. Brownstein
Benjamin M. Roth
Facsimile: (212) 403-2233
Email: arbrownstein@wlrk.com
bmroth@wlrk.com

if to any Shareholder who becomes a party to this Agreement after the date hereof, to the address, facsimile number and email address set forth below its name on the signature page hereto or on the applicable Joinder Agreement.

(b) Any such notice shall (i) if delivered personally, be deemed received upon delivery; (ii) if delivered by facsimile or email, be deemed received on the first Business Day following confirmation; (iii) if delivered by nationally recognized overnight delivery service, be deemed received the first Business Day after being sent; and (iv) if delivered by mail, be deemed received upon the earlier of actual receipt thereof or five Business Days after the date of deposit in the mail.

(c) To the extent permitted by Law, whenever any notice is required to be given by Law or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 6.6. Entire Agreement. Except as otherwise expressly set forth herein, this Agreement (including the documents and the instruments referred to in this Agreement) and the other Transaction Documents embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

Section 6.7. Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on the part of any party hereto of any breach, default or noncompliance under this Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

Section 6.8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the substantive laws of Switzerland.

Section 6.9. Severability. Should any provision of this Agreement be invalid or unenforceable, in whole or in part, or should any provision later become invalid or unenforceable, this shall not affect the validity of the remaining provisions of this Agreement which shall not be affected and shall remain in full force and effect. Any such invalid or unenforceable provision shall be deemed replaced by such valid and enforceable provision as comes closest to the economic intent and purpose as of such invalid or unenforceable provision as regards subject matter, amount, time, place and extent.

Section 6.10. Limitation of Liability. To the fullest extent permitted by Law, and except as arising from the fraud or willful and material breach of such party, neither the Company nor any Shareholder shall be liable to any of the other such Persons for punitive, special, exemplary or consequential damages, including damages for loss of profits, loss of use or revenue or losses by reason of cost of capital, arising out of or relating to this Agreement or the transactions contemplated hereby, regardless of whether based on contract, tort (including negligence), strict liability, violation of any applicable deceptive trade practices act or similar Law or any other legal or equitable principle (in each case, except to the extent any such damages are part of a claim by a third party), and the Company and each Shareholder releases each of the other such Persons from liability for any such damages.

Section 6.11. Dispute Resolution; Consent to Arbitration.

(a) If any dispute, controversy or claim arises out of or in connection with this Agreement or the other Transaction Documents, including any question regarding its existence, validity, termination, breach or interpretation or any dispute regarding the validity, amount or liability for any claim arising hereunder (a

“Dispute”), the parties hereto shall use all commercially reasonable efforts to resolve the matter amicably. If one party gives another party (or parties) hereto notice that a Dispute has arisen and the applicable parties are unable to resolve such Dispute within 20 days of service of such notice, then the Dispute shall be referred to SP (or his successor as Executive Chairperson), Dominic Murphy (or any other individual designated by the KKR Principal Investors) and Gregory D. Wasson (or his successor as chief executive officer of Walgreens), who shall attempt to resolve the Dispute. No party shall resort to arbitration against another under this Agreement until 20 days after such referral.

(b) Any Dispute which remains unresolved pursuant to Section 6.11(a) 20 days after service of notice of such Dispute as given and which a Shareholder wishes to have resolved shall be referred upon the application of any party hereto to, and finally resolved by, arbitration under the Rules of Arbitration (the “Rules”) in force at the date of this Agreement of the International Chamber of Commerce’s International Court of Arbitration (the “ICC”) and shall be administered by the ICC. The seat, or legal place, of arbitration shall be New York, New York. The language to be used in the arbitration proceedings shall be English and all submissions shall be made in English. The substantive laws of Switzerland shall be applicable to the merits of the Dispute. The tribunal shall consist of three arbitrators nominated pursuant to Article 12 of the Rules.

(c) Each party hereto acknowledges and agrees that the arbitrators shall have the power to grant any remedy or relief available under Law, including injunctive relief, whether interim and/or final, and specific performance pursuant to Article 28 of the Rules, and any measures ordered by the arbitrators may be specifically enforced by any court of competent jurisdiction. Each party hereto retains the right to seek interim or provisional measures, including injunctive relief and including pre-arbitral attachments or injunctions, from any court of competent jurisdiction, and any such request shall not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate.

(d) Each party hereto agrees that any arbitral proceedings under this Agreement and any arbitral proceedings under the Purchase Agreement and any of the other Transaction Documents, including the Buyer Shareholders Agreement, and any other agreements between the parties hereto or their Affiliates in connection with the Transactions may (to the extent the arbitral tribunal considers appropriate given the subject matter of the particular Dispute) be consolidated or be heard together concurrently before the same arbitral tribunal. The parties hereto further agree that any arbitral tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings.

(e) The parties hereto do not authorize the arbitral tribunal, and the arbitral tribunal shall have no power or jurisdiction to: (i) alter or modify, or substitute its own interpretation of, any of the express terms, provisions or conditions of this Agreement, but shall enforce the contract strictly as drafted according to its terms or (ii) settle or resolve any Dispute by amiable composition or ex aequo et bono or by arbitration in equity.

(f) Each party hereto irrevocably consents to service of process in the manner provided for the giving of notices pursuant to Section 6.5 of this Agreement. Nothing in this Section 6.11 shall affect the right of any party to serve process in any other manner permitted by Law.

Section 6.12. Specific Performance. Each party hereto expressly acknowledges and agrees that immediate, extensive and irreparable damage would result, no adequate remedy at law would exist and damages would be difficult to determine in the event that certain provisions of this Agreement are not performed in accordance with their specific terms or otherwise breached. Therefore, in addition to, and not in limitation of, any other remedy available to the parties, an aggrieved party under this Agreement would be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy. Such remedies and any and all other remedies provided for in this Agreement shall, however, be cumulative in nature and not exclusive and shall be in addition to any other remedies whatsoever which any party hereto may otherwise have.

Section 6.13. Subsequent Acquisition of Shares. Any Shares acquired subsequent to the date hereof by a Shareholder shall be subject to the terms and conditions of this Agreement and such securities shall be considered to be “Shares” as such term is used herein for purposes of this Agreement.

Section 6.14. Table of Contents, Headings and Captions. The table of contents, headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

Section 6.15. Fiduciary Duties; Exculpation; No Conflicts. To the maximum extent permitted by applicable Law, no Shareholder (in its capacity as Shareholder) shall have a fiduciary or similar duty to the other Shareholder, its respective Affiliates, to any members of the Group or to any shareholder, creditor, employee or other stakeholder of any member of the Group, and each Shareholder and the Company hereby waives any claim relating to a breach of fiduciary or similar duty any Shareholder (in its capacity as Shareholder) has or may have in connection with any action or inaction by such Shareholder (in its capacity as Shareholder). No contract, agreement or understanding by or among any of Kohlberg Kravis Roberts & Co. L.P., the KKR Principal Investors, SP, the SP Principal Investors, Gibco, the Group, or any of their respective Affiliates, including any Charter Documents of Gibco or any of its Affiliates, shall conflict with (and Gibco hereto agrees to take all action necessary to ensure that none of the foregoing shall conflict with) the rights of Walgreens and its Affiliates set forth in this Agreement or the other Transaction Documents.

Section 6.16. Nature of Parties’ Rights and Obligations; Exclusion of Certain Rights, Obligations and Powers. The rights and obligations of the parties hereunder are contractual in nature, and the parties agree that they do not form, and this Agreement shall not be deemed to constitute, a simple partnership (einfache Gesellschaft) in accordance with art. 530 et seq. of the Swiss Code of Obligations. No party shall, solely as a consequence of entering into this Agreement, have any right, duty or obligation to:

(a) provide any financing or funding to the Company or to any other member of the Group;

(b) make any contribution, whether financial or otherwise, to any of the purposes pursued by any party in entering into this Agreement; or

(c) share with any other party any revenues, profits, or losses, or reimburse any other party for any losses;

in each case other than as provided for in this Agreement or the other Transaction Documents, or any of the other agreements referenced herein or therein. Except as otherwise provided for in this Agreement, nothing in this Agreement shall give any party any right or power to act in the name or on behalf of, or to take any action for the account of, any other party or of the parties collectively.

Section 6.17. No Recourse. Except as expressly set forth in the Principal Investor Side Letters or the Limited Guaranties (as defined in the Purchase Agreement) (if any), only the parties that are signatories hereto or to a deed of adherence or accession to this Agreement or a Joinder Agreement shall have any obligation or liability under this Agreement. Notwithstanding anything that may be expressed or implied in this Agreement, except as expressly set forth in the Limited Guaranties (if any) or the Principal Investor Side Letters), no recourse under this Agreement shall be had against any current or future Representative of any Shareholder or any current or future direct or indirect Affiliate, shareholder, member, general or limited partner or other Beneficial Owner of any Shareholder or any of their respective Representatives, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Law, it being expressly agreed and acknowledged that, except as expressly set forth in the Limited Guaranties or the Principal Investor Side Letters, no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any such Person for any obligation of any Shareholder under this Agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

Section 6.18. Counterparts. This Agreement and any amendment hereto may be signed in any number of separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one agreement (or amendment, as applicable). This Agreement may be validly executed and delivered by facsimile or other electronic transmission.

Section 6.19. Conflicts and Privilege. It is acknowledged by each of the parties hereto that Gibco and the Company have retained Simpson Thacher & Bartlett LLP (“STB”), Darrois Villey Maillot Brochier AARPI (“Darrois”), Niederer Kraft & Frey Ltd. and Clifford Chance LLP (collectively, the “Existing Counsel”) to act as counsel in connection with the transactions contemplated hereby and otherwise. All of the parties hereto recognize the community of interest that exists and will continue to exist until the First Step Closing and the Second Step Closing, and the parties hereto agree that such community of interest should continue to be recognized after each respective date thereof. To the extent that any material subject to the attorney-client privilege, or any other applicable legal privilege, as regards Gibco or the Group, has been shared between them, whether prior to or after the date hereof, it is the desire, intention and mutual understanding of the parties hereto that the sharing of such material is not intended to, and shall not, waive or diminish in any way such material’s continued protection under attorney-client or any other applicable legal privilege. Specifically, the parties hereto agree that (a) Walgreens shall not, and from and after the Second Step Closing shall cause the Company not to, seek to have any Existing Counsel disqualified from representing Gibco or (prior to the Second Step Closing only) the Company or any member of the Group in any dispute (whether in contract, tort or otherwise) based upon, arising out of or related to this Agreement or any of the transactions contemplated hereunder in whole or in part and (b) in connection with any dispute that may arise, prior to the Second Step Closing, between Gibco or the Company or any member of the Group, on the one hand, and Walgreens, on the other hand or, from and after the Second Step Closing, Walgreens or the Company or any member of the Group, on the one hand, and Gibco, on the other hand, Gibco and its Affiliates involved in such dispute (and not the Company or any member of the Group) will have the sole and exclusive right to decide whether or not to waive any attorney-client or other applicable privilege that may apply to any communications between Gibco, the Company or any other member of the Group and any Existing Counsel that occurred on or prior to the Second Step Closing.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the undersigned duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereto duly authorized) as of the day and year first written above.

ALLIANCE BOOTS GMBH

By:	/s/ Marco Pagni
Name: Marco Pagni
Title: Director

By:	/s/ Mattia Caprioli
Name: Mattia Caprioli
Title: Director

AB ACQUISITIONS HOLDINGS LIMITED

By:	/s/ Marco Pagni
Name: Marco Pagni
Title: Director

By:	/s/ Mattia Caprioli
Name: Mattia Caprioli
Title: Director

[Signature Page to Swissco Shareholders’ Agreement]

WALGREEN CO.

By:	/s/ Gregory D. Wasson
Name: Gregory D. Wasson
Title: President and Chief Executive Officer

[Signature Page to Swissco Shareholders’ Agreement]

ANNEX A

SHAREHOLDER APPROVAL RIGHTS OF (I) GIBCO AND (II) WALGREENS PRIOR TO THE STEP-DOWN DATE

(a) amending the Company Organizational Documents, or amending the terms of the Shares if such amendment to the terms of the Shares adversely affects such Shareholder, in each case unless (i) such amendment is required by Law or (ii) such amendment necessitated by any other action as to which such Shareholder’s consent is required and received (and the necessity of such amendment is brought to the attention of such Shareholder in advance of any such consent);

(b) (i) except in accordance with the Business Plan, materially changing the business purpose of the Group or (ii) undertaking any business operations in any jurisdiction that is then subject to a sanction program administered by The Office of Foreign Assets Control of the United States Department of the Treasury or any successor regime;

(c) unless required by applicable Law, entering or applying for liquidation, including any bankruptcy, composition, voluntary or involuntary dissolution, liquidation or winding up proceedings, moratorium or suspension of payments (or any similar proceedings in the relevant jurisdiction) of the Company or any Material Company Subsidiary;

(d) increasing or reducing the size of the Company Board (other than the removal, or appointment to fill any vacancy, of any Director pursuant to the terms of this Agreement, without changing the size of the entire Company Board);

(e) any IPO (for the avoidance of doubt, including any listing or admission to trading of Shares on a stock exchange or other trading facility);

(f) (i) declaring or paying any dividends or other distributions on account of Capital Stock (other than in respect of a class of Capital Stock (x) wholly owned by a member of the Group that is wholly owned, directly or indirectly, by the Company and the Managers and by no other Person or (y) issued on a pro rata basis by any of the Material Company Subsidiaries whose results are not 100% attributable to equity shareholders of the Company) or repaying, redeeming or repurchasing any Capital Stock (other than a class of Capital Stock (x) wholly owned by a member of the Group that is wholly owned, directly or indirectly, by the Company and the Managers and by no other Person or (y) issued on a pro rata basis by any of the Material Company Subsidiaries whose results are not 100% attributable to equity shareholders of the Company) or (ii) effecting any other recapitalization or reclassification, equity interest split or combination, or like reorganization or change in capitalization, if such recapitalization, reclassification, equity interest split, combination, reorganization or change in capitalization would adversely impact Walgreens relative to any other Shareholder, other than, in the case of each of clauses (i) and (ii), with respect to any economic interests in Galenica (subject to Article X of the Purchase Agreement);

(g) other than with respect to any matters or actions delegated by the Company Board in accordance with this Agreement, entering into or amending any affiliate transaction between any member of the Group, on the one hand, and any Shareholder, any Gibco Principal Investor or any of their respective Affiliates, including, for the avoidance of doubt Galenica, UK Holdings and their respective Subsidiaries, on the other hand, in each case other than (i) any agreement or transaction entered into in the ordinary course of business that is on arm’s-length terms and approved by the Company Board acting pursuant to and in compliance with Section 2.4(c), (ii) directors fees and expenses pursuant to Section 2.1(e) and (iii) payment of transaction and monitoring fees and expense reimbursement pursuant to the Second Amended and Restated Advisory Services Agreement, dated as of June 18, 2012, by and among Gibco, Kohlberg Kravis Roberts & Co. L.P. and Alliance Participations Ltd., as amended on the date of the Purchase Agreement;

(h) approval of any acquisitions or dispositions of businesses (by way of merger, share acquisition or disposition, acquisition or disposition of assets or similar business combination) or assets by any member of the Group, including joint ventures or strategic alliances or similar transactions, with an aggregate enterprise value in excess of £1,000 million in the aggregate per any twelve-month period, commencing as of the date of the Purchase Agreement;

(i) subject to Walgreens’ exercise of the Management Veto Option, appointing any Executive Chairperson, in the event SP ceases to be the Executive Chairperson; provided, that if such proposed Executive Chairperson (i) is proposed by SP, (ii) is at such time a Senior Manager and (iii) was employed as of the date of the Purchase Agreement by the Group, then in each case no Shareholder shall have a consent right pursuant to this clause (i);

(j) subject to Walgreens’ exercise of the Management Veto Option, appointing a Chief Executive Officer of the Company; provided, that if such proposed Chief Executive Officer (i) is proposed by SP, (ii) is at such time a Senior Manager and (iii) was employed by the Group as of the date of the Purchase Agreement, then in each case no Shareholder shall have a consent right pursuant to this clause (j);

(k) issuing any Capital Stock by any member of the Group to any Person, other than (i) any issuance of Capital Stock by any member of the Group (other than the Company) to the Company or another member of the Group that is, directly or indirectly, wholly owned by the Company and the Managers and no other Person (ii) any grants of awards under the Management Equity Incentive Plan or any New MEP Plan (to the extent permitted by clause (m) below if required, but which in the case of the Management Equity Incentive Plan shall be directly and economically borne by Gibco and not any other Shareholder or any member of the Group), (iii) as consideration in any acquisition transaction approved under clause (h) above, or any acquisition transaction of the type contemplated in clause (h) above (including a business combination, joint venture or strategic alliance or similar transaction) that is not required to be approved under clause (h) above as a result of not exceeding the limits contemplated thereby or (iv) any issuance of Capital Stock to financial institutions, commercial lenders or other debt investors, broker/finders or any similar party, or their respective designees in connection with the incurrence of Indebtedness (ignoring for this purpose the proviso therein); provided that no Shares may be issued pursuant to clauses (i)-(iv) above unless irrevocably subject to the Call Option;

(l) materially amending (i) the Business Plan or (ii) the then-approved annual budget of the Group (the “Annual Budget”), in each case in an amount in excess of 20% of the amounts reflected in the Business Plan or Annual Budget, in the aggregate with all other such amendments; provided, that no Shareholder shall have a consent right over any such amendments which are necessary or proper (in the good faith determination of the Board) by any material adverse change in (x) the financial, securities or commodities markets, (y) the industry or industries in which the Group operates, taken as a whole, or (z) any changes in Law affecting the Group; provided, further, that any Business Plan or Annual Budget adopted by the Company Board with the approval of at least one Walgreens Designated Director, or any action taken by any member of the Group with Walgreens’ consent pursuant to this Annex A, shall be deemed to amend the Business Plan and/or Annual Budget (as the case may be) without any further action by, or any consent required of, any Party; provided, further, that the amounts involved in any such deemed amendments shall not be counted towards the 20% limitation set forth above in the case of any subsequent amendments subject to this clause (l); it being understood and agreed by the parties hereto that, notwithstanding anything to the contrary contained herein, in the case of any non-compliance, non-adherence or any other deviation by the Group from the Business Plan or Annual Budget of more than 20% of the amounts reflected in the Business Plan or Annual Budget, in the aggregate, a meeting of the Company Board shall be promptly convened in accordance with the provisions of Article II for the purpose of discussing any such non-compliance, non-adherence or deviation and whether or not the Business Plan or Annual Budget requires amendment or modification;

(m) other than in the ordinary course of business consistent with past practice of the Group or as may not, in the sole discretion of SP for so long as he remains Executive Chairman, be considered commercially unreasonable, after good faith consultation and discussion with Walgreens (unless a Walgreens Designated

Director is a member of the Remunerations Committee at the time the relevant determination or deliberation is made), increasing the planned or effective annual total compensation or benefits (including cash or non-cash bonuses and severance benefits), including through any New LTIP, or accelerating the vesting, funding or payment of any compensation or benefits, for Senior Managers;

(n) amending other than in any de minimis respect the schedule of matters reserved for decision by the Company Board, and the related delegated authorities, referred to in Section 2.6(b); and

(o) removing or replacing the Company’s statutory auditors; provided, that no Shareholder shall have a consent right over (and, accordingly, such right shall not apply to) replacing the Company’s statutory auditors with an internationally recognized independent public accounting firm.

ANNEX B

SHAREHOLDER APPROVAL RIGHTS OF WALGREENS FROM AND AFTER THE STEP-DOWN DATE

(a) amending the Company Organizational Documents in any material respect, or amending the terms of the Shares if such amendment materially adversely affects Walgreens, or in either case if such amendment is inconsistent with the provisions of this Agreement, in each case unless (i) such amendment is required by applicable Law or (ii) such amendment is necessitated by any other action as to which Walgreens’ consent is required and received (and the necessity of such amendment is brought to the attention of such Shareholder in advance of any such consent);

(b) (i) except in accordance with the Business Plan, materially changing the business purpose of the Group or (ii) undertaking any business operations in any jurisdiction that is then subject to a sanction program administered by The Office of Foreign Assets Control of the United States Department of the Treasury or any successor regime;

(c) unless required by applicable Law, entering or applying for liquidation, including any bankruptcy, composition, voluntary or involuntary dissolution, liquidation or winding up proceedings, moratorium or suspension of payments (or any similar proceedings in the relevant jurisdiction) of the Company or any Material Company Subsidiary;

(d) (i) declaring or paying any dividends or other distributions on account of Capital Stock (other than in respect of a class of Capital Stock (x) wholly owned by a member of the Group that is wholly owned, directly or indirectly, by the Company and the Managers and by no other Person or (y) issued on a pro rata basis by any of the Material Company Subsidiaries whose results are not 100% attributable to equity shareholders of the Company) or repaying, redeeming or repurchasing any Capital Stock (other than a class of Capital Stock (x) wholly owned by a member of the Group that is wholly owned, directly or indirectly, by the Company and the Managers and by no other Person or (y) issued on a pro rata basis by any of the Material Company Subsidiaries whose results are not 100% attributable to equity shareholders of the Company) or (ii) effecting any other recapitalization or reclassification, equity interest split or combination, or like reorganization or change in capitalization, if such recapitalization, reclassification, equity interest split, combination, reorganization or change in capitalization would materially adversely impact such Shareholder relative to any other Shareholder, in each case other than in the case of each of clauses (i) and (ii) (A) in a pro rata manner among all Shareholders, (B) Recapitalization Transactions pursuant to and in accordance with Section 3.9 or (C) with respect to any economic interests in Galenica (subject to Article X of the Purchase Agreement);

(e) increasing or reducing the size of the Company Board (other than the removal, or appointment to fill any vacancy, of any Director pursuant to the terms of this Agreement, without changing the size of the entire Company Board);

(f) other than with respect to any matters or actions delegated by the Company Board in accordance with this Agreement, entering into or amending any affiliate transaction between any member of the Group, on the one hand, and any Shareholder, any Gibco Principal Investor or any of their respective Affiliates, including, for the avoidance of doubt Galenica, UK Holdings and their respective Subsidiaries, on the other hand, in each case other than (i) any agreement or transaction entered into in the ordinary course of business that is on arm’s-length terms and approved by the Company Board acting pursuant to and in compliance with Section 2.4(c), (ii) directors fees and expenses pursuant to Section 2.1(e) and (iii) payment of transaction and monitoring fees and expense reimbursement pursuant to the Second Amended and Restated Advisory Services Agreement, dated as of June 18, 2012, by and among Gibco, Kohlberg Kravis Roberts & Co. L.P. and Alliance Participations Ltd., as amended on the date of the Purchase Agreement;

(g) approval of any acquisitions or dispositions of businesses (by way of merger, share acquisition or disposition, acquisition or disposition of assets or similar business combination) or assets by any member of the Group, including joint ventures or strategic alliances or similar transactions, with an aggregate enterprise value in excess of £1,000 million in the aggregate per any twelve-month period, commencing as of the date of the Purchase Agreement;

(h) amending other than in any de minimis respect the schedule of matters reserved for decision by the Company Board, and the related delegated authorities, referred to in Section 2.6(b); and

(i) removing or replacing the Company’s statutory auditors; provided, that no Shareholder shall have a consent right over (and, accordingly, such right shall not apply to) replacing the Company’s statutory auditors with an internationally recognized independent public accounting firm.

ANNEX G

SECTIONS 11.65 AND 11.70 OF THE ILLINOIS BUSINESS CORPORATION ACT

(DISSENTERS’ RIGHTS)

Section 11.65. Right to dissent.

(a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

(1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

(2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

(3) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) alters or abolishes a preferential right of such shares;

(ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

(iii) in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

(4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

(b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

(c) A record owner of shares may assert dissenters’ rights as to fewer than all the shares recorded in such person’s name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters’ rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters’ rights as to shares held on such person’s behalf only if the beneficial owner submits to the corporation the record owner’s written consent to the dissent before or at the same time the beneficial owner asserts dissenters’ rights.

Section 11.70. Procedure to Dissent.

(a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters’ rights, a shareholder may assert dissenters’ rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

(b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters’ rights, a shareholder may assert dissenter’s rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

(c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation’s latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation’s statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

(d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are cancelled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

(e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation’s statement of value, shall notify the corporation in writing of the shareholder’s estimated fair value and amount of interest due and demand payment for the difference between the shareholder’s estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

(f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

(g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

(h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

(i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection (c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

(1) Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

(2) Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.

(j) As used in this Section:

(1) “Fair value”, with respect to a dissenter’s shares, means the proportionate interest of the shareholder in the corporation, without discount for minority status or, absent extraordinary circumstance, lack of marketability, immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

(2) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

ANNEX H

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

August 5, 2014

Board of Directors

Walgreen Co.

108 Wilmot Road

Deerfield, IL 60015

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Walgreen Co. (“Walgreens”) of the £3,133,000,000 in cash and 144,333,468 common shares, par value $0.078125 per share (“Walgreens Shares”), of Walgreens (collectively, the “Consideration”) to be paid by Walgreen Scotland Investments LP, an indirect wholly owned subsidiary of Walgreens (“Walgreen Scotland”), to acquire the Second Step Company Shares (as defined in the Agreement) pursuant to the Purchase and Option Agreement, dated as of June 18, 2012 and amended as of August 5, 2014 by Amendment No. 1 to Purchase and Option Agreement and Walgreen Co. Shareholders Agreement (the “Agreement”), by and among Alliance Boots GmbH (“Alliance Boots”), AB Acquisitions Holdings Limited (“AB Holdings”), Walgreen Scotland and Walgreens.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Walgreens, Alliance Boots, AB Holdings, any of their respective affiliates and third parties, including KKR & Co. LLP (“KKR”), an affiliate of significant shareholders of AB Holdings, and any of its affiliates and portfolio companies, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (collectively, the “Transaction”). We have acted as financial advisor to Walgreens in connection with, and have participated in certain of the negotiations leading to, the Transaction. We have received and expect to receive fees for our services in connection with the Transaction, a portion of which was due upon signing of the Agreement and consummation of the First Step Acquisition (as defined in the Agreement), respectively, and a portion of which is contingent upon consummation of the acquisition of the Second Step Company Shares, and Walgreens has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, at your request, we expect to act as underwriter or initial purchaser with respect to an offering by Walgreens of bonds in connection with the acquisition of the Second Step Company Shares, subject to the terms of such offering for which we would expect to receive customary fees. We have provided certain financial advisory and/or underwriting services to Walgreens and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint lead arranger, joint bookrunner and administrative agent for a senior unsecured 364-day bridge loan facility (aggregate principal amount up to $3,500,000,000), which was provided to Walgreens in connection with the First Step Acquisition in July 2012; as joint bookrunner with respect to a public offering of four tranches of

Securities and Investment Services Provided by Goldman, Sachs & Co.

Board of Directors

Walgreen Co.

August 5, 2014

Walgreens’ Notes due March 2015 through September 2042 (aggregate principal amount $3,450,000,000) in September 2012; and as financial advisor to Walgreens in connection with its entrance into a strategic partnership with AmerisourceBergan Corporation in March 2013. We also have provided certain financial advisory and/or underwriting services to Alliance Boots and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We also have provided certain financial advisory and/or underwriting services to KKR and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint book-running manager with respect to a public offering of 36,000,000 shares of common stock of Dollar General Corporation (“Dollar General”), a portfolio company of KKR, in September 2012; as joint book-running manager with respect to an offering of 6.5% Senior Notes due 2020 (aggregate principal amount $825,000,000) and 6.5% Senior Subordinated Notes due 2020 (aggregate principal amount $800,000,000) of Biomet, Inc., a portfolio company of KKR, in September 2012; as joint book-running manager with respect to a public offering of 38,500,000 shares of common stock of Nielsen Holdings N.V. (“Nielsen”), a portfolio company of KKR, in February 2013; as joint book-running manager with respect to a public offering of 30,000,000 shares of common stock of Dollar General in March 2013; as joint book-running manager with respect to a public offering of Dollar General’s 1.875% Senior Notes due 2018 (aggregate principal amount $400,000,000) and Dollar General’s 3.250% Senior Notes due 2023 (aggregate principal amount $900,000,000) in April 2013; as joint book-running manager with respect to a public offering of 35,000,000 shares of common stock of Nielsen in May 2013; as co-lead manager with respect to a public offering of 200,000,000 shares of common stock of Pets at Home Group Plc, a portfolio company of KKR, in March 2014; and as financial advisor to KKR in its acquisition of Panasonic Healthcare Co., Ltd., a subsidiary of Panasonic Corporation, in March 2014. We may also in the future provide financial advisory and/or underwriting services to Walgreens, Alliance Boots, AB Holdings, their respective affiliates, and KKR and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with affiliates of KKR from time to time and may have invested in limited partnership units of affiliates of KKR from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of Walgreens for the five fiscal years ended August 31, 2013; audited historical financial statements for Alliance Boots for the five fiscal years ended March 31, 2014; certain interim reports to shareholders and Quarterly reports on Form 10-Q of Walgreens; certain communications from Walgreens and Alliance Boots to their respective shareholders; certain publicly available research analyst reports for Walgreens; certain internal financial analyses and forecasts for Alliance Boots prepared by its management; certain internal financial analyses and forecasts for Walgreens and certain financial analyses and forecasts for Alliance Boots, in each case, as prepared by the management of Walgreens and approved for our use by Walgreens (the “Forecasts”), and certain operating synergies projected by the management of Walgreens to result from the consummation of the acquisition of the Second Step Company Shares, as approved for our use by Walgreens (the “Synergies”). We have also held discussions with members of the senior managements of Walgreens and Alliance Boots regarding their assessment of the past and current business operations, financial condition and future prospects of Alliance Boots and with the members of senior management of Walgreens regarding their assessment of the past and current business operations, financial condition and future prospects of Walgreens and the strategic rationale for, and the potential benefits of, the acquisition of the Second Step Company Shares; reviewed the reported price and trading activity for Walgreens Shares; compared certain financial and stock market information for Walgreens and certain financial information for Alliance Boots with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the pharmaceutical retail and

Board of Directors

Walgreen Co.

August 5, 2014

wholesale industries and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Walgreens. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Walgreens or Alliance Boots or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the acquisition of the Second Step Company Shares will be obtained without any adverse effect on Walgreens or Alliance Boots or on the expected benefits of the acquisition of the Second Step Company Shares in any way meaningful to our analysis. We also have assumed that (i) the acquisition of the Second Step Company Shares will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis, (ii) the Russia Option (as defined in the Agreement) will not be exercised, (iii) the Make-Whole Amount (as defined in the Agreement) will not be paid, and (iv) no Cash-Option Event (as defined in the Agreement) will occur.

Our opinion does not address the underlying business decision of Walgreens to engage in the acquisition of the Second Step Company Shares, or the relative merits of the acquisition of the Second Step Company Shares as compared to any strategic alternatives that may be available to Walgreens; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to Walgreens, as of the date hereof, of the Consideration to be paid by Walgreen Scotland to acquire the Second Step Company Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any allocation of the Consideration, any ongoing obligations of Walgreens, any provisions for indemnification, purchase price adjustments, the Russia Option, the Make-Whole Amount, the Cash Option (as defined in the Agreement), the Clawback Option (as defined in the Agreement), the Guarantee Option (as defined in the Agreement) or any other term or aspect of the Agreement or the Transaction or any term or aspect of any shareholders agreement, joint venture agreement, other ancillary agreement or any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Walgreens; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Walgreens or Alliance Boots or any class of such persons in connection with the Transaction, whether relative to the Consideration to be paid by Walgreen Scotland to acquire the Second Step Company Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Walgreens Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of Walgreens, Alliance Boots or AB Holdings or the ability of Walgreens, Alliance Boots or AB Holdings to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Walgreens in connection with its consideration of the acquisition of the Second Step Company Shares and such opinion does not constitute a recommendation as to how any holder of Walgreens Shares should

Board of Directors

Walgreen Co.

August 5, 2014

vote with respect to the issuance of the Second Step Buyer Shares (as defined in the Agreement) or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by Walgreen Scotland to acquire the Second Step Company Shares pursuant to the Agreement is fair from a financial point of view to Walgreens.

Very truly yours,

(GOLDMAN, SACHS & CO.)

ANNEX I

August 5, 2014

The Board of Directors

Walgreen Co.

108 Wilmot Road

Deerfield, Illinois 60015

Dear Members of the Board:

We understand that Walgreen Co., an Illinois corporation (“Walgreen”) proposes to enter into that certain Amendment No. 1 to Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, dated as of August 5, 2014 (the “Amendment”), which, among other things, amends the Purchase and Option Agreement, dated as of June 18, 2012 (the “Original Agreement” and, together with the Amendment, the “Agreement”), by and among Walgreen, AB Acquisitions Holdings Limited, a Gibraltar company (the “Seller”), Alliance Boots GmbH, a Switzerland company (the “Company”) and Walgreen Scotland Investments LP, a Scottish limited partnership and an indirect wholly owned subsidiary of Walgreen (“Walgreen Scotland”). Pursuant to the Agreement, among other things, Walgreen Scotland will exercise a call option (the “Option”) to acquire ordinary shares of the Company (the “Shares”) that represent 55% of the outstanding Shares, and 55% of the voting power of the Company, on a fully diluted basis for an exercise price equal to (i) £3,133 million in cash (the “Cash Consideration”) and (ii) 144,333,468 shares of the common stock, par value $.078125 per share, of Walgreen (“Walgreen Common Stock”) (such number of shares so issuable, the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”), all on the terms and subject to the conditions set forth in the Agreement (such exercise of the Option is referred to herein as the “Transaction”). We have been advised that following consummation of the Transaction, Walgreen will indirectly own 100% of the outstanding Shares and voting power of the Company. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to Walgreen of the Consideration to be paid by Walgreen in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Reviewed certain historical business and financial information relating to the Company and Walgreen;

(iii)	Reviewed various financial forecasts and other data relating to the business of the Company, including separate sets of forecasts prepared by each of the managements of Walgreen and the Company (provided that you have directed us to use the forecasts relating to the Company prepared by the management of Walgreen for purposes of our opinion);

(iv)	Reviewed various financial forecasts and other data provided to us by Walgreen relating to the business of Walgreen;

(v)	Reviewed financial forecasts related to the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Walgreen to be realized from the transactions effected, and to be effected, pursuant to the Agreement;

(vi)	Held discussions with members of the senior management of the Company and Walgreen with respect to the businesses and prospects of the Company and Walgreen, and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Walgreen to be realized from the transactions effected, and to be effected, pursuant to the Agreement;

The Board of Directors Walgreen Co. August 5, 2014 Page 2

(vii)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and Walgreen, respectively;

(viii)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and Walgreen, respectively;

(ix)	Reviewed historical stock prices and trading volumes of Walgreen Common Stock;

(x)	Reviewed the potential pro forma financial impact of the Transaction on Walgreen based on the financial forecasts referred to above relating to the Company and Walgreen; and

(xi)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Walgreen or concerning the solvency or fair value of the Company or Walgreen, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the management of Walgreen to be realized from the transactions effected, and to be effected, pursuant to the Agreement, we have assumed, with the consent of Walgreen, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company and Walgreen, respectively, and such synergies and other benefits. In addition, we have assumed, with the consent of Walgreen, that the financial forecasts and projected synergies and other benefits projected by the management of Walgreen will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Walgreen Common Stock may trade at any time subsequent to the announcement of the Transaction. We have assumed, with the consent of Walgreen, a constant exchange rate of 1.68 USD/GBP. In addition, for purposes of our opinion, we have assumed, with the consent of Walgreen, that the exercise price for the Option will equal the Consideration, without any adjustments thereto or additional payments of cash or shares of Walgreen Common Stock to the holders of the Shares. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Walgreen might engage or the merits of the underlying decision by Walgreen to engage in the Transaction or execute the Amendment.

In rendering our opinion, we have assumed, with the consent of Walgreen, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Walgreen, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Walgreen, the Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction or any related transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Walgreen obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction or any related transaction, including,

The Board of Directors Walgreen Co. August 5, 2014 Page 3

without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction or the Agreement. In addition, we express no view or opinion (i) as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction or any related transaction, or class of such persons, relative to the Consideration or otherwise or (ii) with respect to the exercise of the Russia Option (as defined in the Original Agreement) or any transaction related to the transfer of the equity of the Alliance Boots Investment 1 Limited to the Seller or any other person.

Lazard Frères & Co. LLC (“Lazard”) has been engaged by Walgreen solely to render an opinion in connection with the Transaction and has not participated in the negotiation or execution of the Transaction. Lazard will receive a fee for such services, which is payable upon the delivery of this letter. We in the past have provided and may in the future provide certain investment banking services to Walgreen for which we have received and may receive compensation, including, in the past two years, having rendered a fairness opinion to Walgreen in connection with its entry into the Original Agreement, for which we received customary fees. In addition, we have in the past provided, currently are providing and may in the future provide certain investment banking services to KKR & Co. LP or its affiliates or to one or more of their respective portfolio companies, for which we have received and may receive compensation. In the ordinary course of their respective businesses, Lazard, and our affiliates and employees may trade securities of, the Company, Walgreen and KKR & Co. LP for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Walgreen, the Company, KKR & Co. LP and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Walgreen (in its capacity as such) and our opinion is rendered to the Board of Directors of Walgreen in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid by Walgreen in the Transaction is fair, from a financial point of view, to Walgreen.

Very truly yours,

LAZARD FRERES & CO. LLC

By
Jeffrey H. Cohen
Managing Director

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20—LIMITATION ON LIABILITY OF DIRECTORS

Section 145 of Title 8 of the DGCL, empowers a corporation, within certain limitations, to indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement and reasonably incurred by such person in connection with any suit or proceeding to which such person is a party by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, as long as such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation. With respect to any criminal proceedings, such person must have had no reasonable cause to believe that his or her conduct was unlawful.

In the case of a proceeding by or in the right of the corporation to procure a judgment in its favor (e.g., a stockholder derivative suit), a corporation may indemnify an officer, director, employee or agent if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no person adjudged to be liable to the corporation may be indemnified unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper. A director, officer, employee or agent who is successful, on the merits or otherwise, in defense of any proceeding subject to the DGCL’s indemnification provisions must be indemnified by the corporation for reasonable expenses incurred therein, including attorneys’ fees.

As permitted by the DGCL, the Walgreens Boots Alliance certificate of incorporation includes a provision that eliminates the personal liability of Walgreens Boots Alliance’s directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to Walgreens Boots Alliance or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.

As a result of this provision, Walgreens Boots Alliance’s ability or that of Walgreens Boots Alliance’s stockholders to successfully prosecute an action against a director for breach of his or her duty of care is limited. However, this provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director’s breach of his or her duty of care. The Securities and Exchange Commission has taken the position that this provision will have no effect on claims arising under the federal securities laws.

In addition, the Walgreens Boots Alliance bylaws provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer or certain other persons who (because of the fact that he or she is Walgreens Boots Alliance’s director or officer) is involved in a legal proceeding of any nature. These indemnification rights include reimbursement for expenses incurred by Walgreens Boots Alliance’s directors, officers or certain other persons in advance of the final disposition of a proceeding according to applicable law.

Walgreens Boots Alliance also provides insurance from commercial carriers against some liabilities incurred by Walgreens Boots Alliance’s directors and officers.

Item 20-1

ITEM 21—EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits. The following is a list of Exhibits to this Registration Statement.

Exhibit No.	Description

2.1†	Purchase and Option Agreement, dated June 18, 2012, by and among Walgreen Co., Alliance Boots GmbH and AB Acquisitions Holdings Limited (included in Annex B-1 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

2.2*	Reorganization Plan and Agreement of Merger, dated [ ], 2014, by and among Walgreen Co., Walgreens Boots Alliance, Inc. and Ontario Merger Sub, Inc. (included in Annex A to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

2.3†	Amendment No. 1, dated August 5, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Walgreen Scotland Investments LP, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. (included in Annex B-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

3.1*	Form of Walgreens Boots Alliance, Inc. Certificate of Incorporation (included in Annex E to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

3.2*	Form of Walgreens Boots Alliance, Inc. Bylaws (included in Annex F to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

5.1*	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the Walgreens Boots Alliance shares

8.1*	Opinion of Wachtell, Lipton, Rosen & Katz as to certain U.S. federal income tax matters

10.1	Shareholders Agreement, dated as of August 2, 2012, among Walgreen Co., Stefano Pessina, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Kohlberg Kravis Roberts & Co. L.P. and certain other investors party thereto (included in Annex C to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

10.2	Shareholders’ Agreement, dated as of August 2, 2012, by and among Alliance Boots GmbH, AB Acquisition Holdings Limited and Walgreen Co. (included in Annex D to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

10.3	Amendment No. 1, dated August 5, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Walgreen Scotland Investments LP, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. (included in Annex B-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

21.1*	List of Subsidiaries of Walgreens Boots Alliance, Inc.

23.1*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)

23.2*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)

Item 21-1

Exhibit No.	Description

23.3†	Consent of KPMG Audit Plc, Independent Registered Public Accounting Firm for Alliance Boots GmbH

23.4†	Consent of KPMG LLP, Independent Auditor for Alliance Boots GmbH

23.5†	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Walgreen Co.

24.1	Powers of Attorney (included on the signature page to this Registration Statement)

99.1*	Form of Proxy Card for Meeting of Shareholders of Walgreen Co.

99.2†	Consent of Goldman, Sachs & Co.

99.3†	Consent of Lazard Frères & Co. LLC

*	To be filed by amendment
†	Filed herewith

The annexes, schedules and certain exhibits to the Purchase and Option Agreement, as amended, have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Walgreens Boots Alliance, Inc. hereby agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Commission upon request.

Item 21-2

ITEM 22—UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of such Registrant or used or referred to by the undersigned Registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or their securities provided by or on behalf of such Registrant; and

(iv)	any other communication that is an offer in the offering made by such Registrant to the purchaser.

(6)

That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the

Item 22-1

Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(7)	To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(8)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(9)	That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(10)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(12)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 22-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Village of Deerfield, State of Illinois, on this 16th day of September, 2014.

WALGREENS BOOTS ALLIANCE, INC.

By:	/s/ Gregory D. Wasson
Name: Gregory D. Wasson
Title: President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Timothy R. McLevish, Thomas J. Sabatino, Jr. and Gregory D. Wasson, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign, execute and file this Registration Statement under the Securities Act and any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his or her substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 16, 2014.

Signature	Title

/s/ Gregory D. Wasson	Director and President (Principal Executive Officer)
Gregory D. Wasson

/s/ Timothy R. McLevish	Director, Vice President and Treasurer (Principal Financial Officer)
Timothy R. McLevish

/s/ Theodore J. Heidloff	Vice President and Assistant Treasurer (Principal Accounting Officer)
Theodore J. Heidloff

/s/ Thomas J. Sabatino, Jr.	Director
Thomas J. Sabatino, Jr.

EXHIBITS INDEX

The following is a list of Exhibits to this Registration Statement.

Exhibit No.	Description

2.1†	Purchase and Option Agreement, dated June 18, 2012, by and among Walgreen Co., Alliance Boots GmbH and AB Acquisitions Holdings Limited (included in Annex B-1 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

2.2*	Reorganization Plan and Agreement of Merger, dated [ ], 2014, by and among Walgreen Co., Walgreens Boots Alliance, Inc. and Ontario Merger Sub, Inc. (included in Annex A to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

2.3†	Amendment No. 1, dated August 5, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Walgreen Scotland Investments LP, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. (included in Annex B-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

3.1*	Form of Walgreens Boots Alliance, Inc. Certificate of Incorporation (included in Annex E to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

3.2*	Form of Walgreens Boots Alliance, Inc. Bylaws (included in Annex F to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

5.1*	Opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the Walgreens Boots Alliance shares

8.1*	Opinion of Wachtell, Lipton, Rosen & Katz as to certain U.S. federal income tax matters

10.1	Shareholders Agreement, dated as of August 2, 2012, among Walgreen Co., Stefano Pessina, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Kohlberg Kravis Roberts & Co. L.P. and certain other investors party thereto (included in Annex C to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

10.2	Shareholders’ Agreement, dated as of August 2, 2012, by and among Alliance Boots GmbH, AB Acquisition Holdings Limited and Walgreen Co. (included in Annex D to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

10.3	Amendment No. 1, dated August 5, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Walgreen Scotland Investments LP, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. (included in Annex B-2 to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

21.1*	List of Subsidiaries of Walgreens Boots Alliance, Inc.

23.1*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)

23.2*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)

Exhibit No.	Description

23.3†	Consent of KPMG Audit Plc, Independent Registered Public Accounting Firm for Alliance Boots GmbH

23.4†	Consent of KPMG LLP, Independent Auditor for Alliance Boots GmbH

23.5†	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Walgreen Co.

24.1	Powers of Attorney (included on the signature page to this Registration Statement)

99.1*	Form of Proxy Card for Meeting of Shareholders of Walgreen Co.

99.2†	Consent of Goldman, Sachs & Co.

99.3†	Consent of Lazard Frères & Co. LLC

*	To be filed by amendment
†	Filed herewith

The annexes, schedules and certain exhibits to the Purchase and Option Agreement, as amended, have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Walgreens Boots Alliance, Inc. hereby agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Commission upon request.